Form 20-F
period 2018-12-31
Borqs Technologies, Inc.
filed 2020-02-04
CIK 1650575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from _______ to _______

Commission file number: 001-37593

BORQS TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Building B23-A, Universal Business Park, No.10 Jiuxianqiao Road

Chaoyang District, Beijing 100015, People’s Republic of China

(Address of principal executive offices)

Pat Sek Yuen Chan, Chairman & Chief Executive Officer
Borqs Technologies, Inc.
Building B23-A, Universal Business Park, No.10 Jiuxianqiao Road

Chaoyang District, Beijing 100015, People’s Republic of China
Telephone: +86 10 5975 6336, Fax: +86 10 5975 6363

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol	Name of exchange on which registered
Ordinary shares, no par value	BRQS	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2018, there were 31,307,522 shares of the registrant’s ordinary shares, no par value, issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17             ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes             ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes             ☐ No

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors”. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

●	our ability to attract new customers:

●	our ability to convert users of our limited free versions to paying customers;

●	the addition or loss of large customers, including through acquisition or consolidations;

●	our customer retention rate;

●	the timing of recognition of revenue;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	network outages or security breaches;

●	general economic, industry and market conditions;

●	increases or decreases in the number of features in our services or pricing changes upon any renewals of customer agreements;

●	changes in our pricing policies or those of our competitors;

●	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;

●	the ability to complete the pending sale of our MVNO Business Unit by the end of the year 2020; and

●	other factors discussed in “Item 3. Key Information – D. Risk Factors”.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws.  If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

ii

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company”, “Borqs”, “we”, “us”, and “our” refer to Borqs Technologies, Inc. and any or all of its subsidiaries. Unless otherwise noted, all industry and market data in this prospectus is presented in U.S. dollars. Unless otherwise noted, all financial and other data related to the Company in this annual report is presented in U.S. dollars. All references to “$” or “US” in this annual report refer to U.S. dollars. All references to “RMB” in this annual report refer to Chinese Rmb Yuan.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Annual Report. The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2018, and the consolidated balance sheet data as of December 31, 2017 and 2018, are derived from our audited consolidated financial statements and notes which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

In 2018, the Company intended to sell its mobile virtual network operator business unit (“MVNO”, “MVNO BU”, “MVNO Business Unit” or “MVNO business unit”) which includes selling of voice and data services provided by the incumbent mobile operator China Unicom and certain traditional telephony business activities. As of December 31, 2018, the Company owned a 75% interest in the MVNO BU via a variable interest entity (“VIE”) contractual structure of Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel” or “Yuantel Telecom”) which operated the MVNO BU. The Company has executed agreements, and amendments thereof, to sell all of its interests in the MVNO BU for RMB 108.7 million, equivalent to $15.75 million, was originally scheduled to be completed by the end of 2019. Due to the on-going investigation by the Yunnan Public Securities Bureau, as described in “ITEM 4. INFORMATION ON THE COMPANY” below, the agreement with one of the buyers was further amended for the closing of the sale to be completed by October 20, 2020. Due to this proposed transaction, the Company’s financial statements for the year ended December 31, 2018 and prior years for comparison purposes, are presented with the MVNO BU as discontinued operations. The Company opted for the rule that only three years of operating results are required to be presented in accordance with the applicable regulations of the British Virgin Islands.

	Fiscal Years Ended December 31,
Consolidated Statements of Income and Comprehensive Income Data:	2016	2017	2018
	($’000)
Net revenues	85,448	122,233	128,420
Gross profit*	20,505	18,739	(6,023)
Operating expenses**	(15,538)	(29,262)	(60,825)
Other operating income	3,738	2,116	180
Operating income (loss)	8,705	(8,407)	(66,668)
Income (loss) from continuing operations, before income taxes	8,676	(10,448)	(68,727)
Income tax expense	(3,244)	(2,342)	(331)
Net income (loss) from continuing operations	5,432	(12,790)	(69,058)

Discontinued operations
(Loss) income from discontinued operations, before income taxes	(3,421)	408	(1,300)
Income tax benefit (expense)	585	23	(1,641)
(Loss) income from operations of discontinued entities	(2,836)	431	(2,941)

Net income (loss)	2,596	(12,359)	(71,999)

(*	Gross profit for 2018 included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018, due to uncertainty in collectability.)

(**	Operating expenses for 2017 included $14.5 million in non-cash merger (such merger described below in “ITEM 4. MERGER OF THE COMPANY”) related expenses.)

(**	Operating expenses for 2018 included non-recurring charges of $4.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $22.2 million, write-down of historical inventory due to loss & obsolescence of $0.9 million, impairment of long-term investment of $13.0 million.)

	Fiscal Years Ended December 31,
Consolidated Balance Sheets Data:	2017	2018
	($’000)
Cash and cash equivalents	13,009	1,931
Accounts receivable, net	63,155	2,454
Inventories	16,810	6,788
Property, plant and equipment, net	504	305
Total assets	163,011	80,392
Total liabilities	116,006	102,866
Total shareholders’ equity (deficit)	47,005	(22,474)

Held for sale assets and liabilities

Due to the pending sale of Yuantel, our MVNO BU, the consolidated VIEs, which operations was classified as discontinued operations as of December 31, 2017 and 2018, the assets and liabilities were classified as held for sale.

	As of December 31,
	2017	2018
	($’000)
Carrying amounts of major classes of assets included as part of the assets held for sale
Cash and cash equivalents	51	336
Restricted cash	3,459	708
Accounts receivable	2,565	97
Receivable from MVNO franchisees	3,514	377
Inventories	221	154
Prepaid expenses and other current assets	423	883

Current assets held for sale	10,233	2,555

Property and equipment, net	858	637
Intangible assets, net	8,330	7,175
Goodwill	736	701
Deferred tax assets	940	-
Other non-current assets	81	1,908

Non-current assets held for sale	10,945	10,421

Total assets of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	21,178	12,976

Carrying amounts of major classes of liabilities included as part of liabilities held for sale
Accounts payable	4,143	1,739
Accrued expenses and other payables	4,038	4,055
Amounts due to continuing operations	14,279	9,354
Advances from customers	-	50
Deferred revenues	5,904	3,491
Short-term bank borrowings	-	36
Current liabilities held for sale	28,364	18,725

Deferred tax liabilities	1,500	1,779

Non-current liabilities held for sale	1,500	1,779

Total liabilities of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	29,864	20,504

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this report, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our ordinary shares. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the market price of our ordinary shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations and growth prospects.

Risks Related to our Business and Industry

We incurred loss and total cash outflows from operations, and we had a deteriorated net current assets position. There is substantial doubt about our ability to continue as a going concern.

As of December 31, 2018, we had cash and cash equivalents of approximately $1.9 million and has generated a net loss from continuing operations of approximately $59.1 million and cash outflows for continuing operations of approximately $13.5 million for the year then ended. In addition, we had certain bank and other borrowings in default or past due. We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure your that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, the timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will use the cash inflows including non-refundable cash consideration of approximately $6.1 million received to date for the disposal of Yuantel, net cash consideration of approximately $9.5 million received for the sale of the Company’s ordinary shares to Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”), new debt financing of approximately $9.5 million from Partners For Growth V, L.P (“PFG5”), waivers received from lenders for the breach of financial covenants by the us on certain outstanding borrowings together with the renegotiation of new financial covenants. With our existing cash and cash equivalents, the bank borrowing and the anticipated improvement in the cash inflow from the operations, we expect to have sufficient capital to meet our anticipated working capital requirements and capital expenditure for at least the next 12 months.

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of our continuing as a going concern. Facts and circumstances including recurring losses, net cash outflows and deteriorated net current assets position raise substantial doubt about our ability to continue as a going concern. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our shares and our ability to raise new capital or to continue our operations.

The agreements governing the loan facilities we currently have contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

Covenants governing our loan facilities with Partners For Growth IV, L.P. and Partners For Growth V, L.P. (collectively, “PFG”) restrict, among other things, our ability to:

●	pay dividends or distributions, repurchase or redeem equity;

●	incur or permit to exist any additional indebtedness or liens;

●	guarantee or otherwise become liable with respect to the obligations of another party or entity;

●	acquire any assets, except in the ordinary course of business, or make any investments; and

●	sell all or substantially all of our assets.

Our ability to comply with these provisions may be affected by events beyond our control. In addition, the loan agreements with PFG require us to satisfy certain financial covenants, including three months trailing EBITDA and quarterly revenue thresholds. As of December 31, 2018, the Company met all of the required thresholds. Any defaults under our loan agreements with PFG could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt. The ability to make payments of principal and interest on indebtedness will depend on our financial condition, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If sufficient cash flow is not generated from operations to service such debt, we may be required, among other things, to:

●	seek additional financing in the debt or equity markets;

●	delay, curtail or abandon altogether our research & development or investment plans;

●	refinance or restructure all or a portion of our indebtedness; or

●	sell selected assets.

Such measures might be insufficient to service the indebtedness. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all. If funds are not available when needed, or available on acceptable terms, we may be required to delay, scale back or eliminate some of our obligations, including with respect to our commitments in connection with our investments into Shanghai KADI Technologies Co., Ltd. (“KADI”) and Crave/Colmei. In addition, we may not be able to grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could negatively impact our business, operating results and financial condition.

Defaults under our loan agreements with PFG could result in a substantial loss of our assets.

We have pledged our assets as collateral under the loan agreements with PFG. If an event of default under any of such agreements could enable the lenders or creditors thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit. The lenders could also elect to foreclose on our assets securing such debt. In such an event, the Company may not be able to refinance or repay all of its indebtedness, pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

We have in the past, and currently have, failed to comply with covenants in certain of our loan documents, which has resulted in potential defaults under certain of our loan documents. These and similar breaches of our loan documents in the future could adversely affect our financial condition and our ability to meet our payment obligations on our indebtedness.

We have in the past breached certain covenants under our loan agreements with SPD Silicon Valley Bank (“SSVB”), our previous lender, and PFG during 2018. Such breaches could have resulted in the acceleration of repayment according to the loan agreements. The term loan and revolving credit totaling $14.37 million was payable to SSVB and PFG, as of December 31, 2018. For the year ended December 31, 2018, certain covenants were not met; but we had not been notified by lenders that they intend to seek to accelerate the loan payments because of such breaches and neither lender had expressly waived such breaches and any resulting defaults.  As of April 18, 2019, all of the SSVB loans were replaced by PFG, which became our sole commercial lender. Although the covenants obligated to SSVB no longer exist since the SSVB loans were paid off, the Company did not meet certain financial covenants according to the loan agreements with PFG. PFG executed an agreement with the Company effective in July 2019 which waived our covenant defaults through the end of June 2019, and allowed the Company to begin testing of newly agreed upon revenue and EBITDA covenants which are more reflective of the operations of the Company without the MVNO BU, starting with the month of August 2019. As of October 2019, due to geographic changes in our business activities, significant amounts of our accounts receivable shifted from our Hong Kong subsidiary to our Indian subsidiary. PFG notified the Company in September 2019 that the reduction of accounts receivable from our Hong Kong entity has caused a covenant breach according to the PFG loan agreements and caused the interest rate of the PFG loans to be increased to 18%. We are in the process of seeking a solution with PFG to restructure the loans and/or find alternative financing to replace the PFG facilities.

In the event of the acceleration of our indebtedness or if we are unable to otherwise maintain compliance with covenants set forth in these arrangements or if these arrangements are otherwise terminated for any reason, management may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally, which would have a material adverse effect on our business, results of operations, financial position and liquidity.

We have more current liabilities than current assets as of December 31, 2018.

Our balance sheet as of December 31, 2018 showed current assets of $53.8 million and current liabilities of $83.1 million. Although profit margin improvements coupled with better financing facilities in future periods may reverse this situation, there is no assurance how long will this situation remain or if we can ever achieve healthier liquidity ratios. If this situation persists for too long, it will hamper the Company’s ability to operate effectively and will likely create pressure on the market price of our ordinary shares.

If alternative mobile operating system platforms become more widely used or accepted, or mobile chipset manufacturers, mobile device Original Equipment Manufacturers (“OEMs” and each an “OEM”) and mobile operators do not continue to make product and service offerings compatible with the Android platform, our business could be materially harmed.

The mobile operating system platform industry is intensely competitive and characterized by rapid technological changes, which often result in shifts in market share among the industry’s participants as one operating system may become more widely used than others. For example, in the past the Symbian mobile operating system platform, or Symbian, from Nokia Corporation, or Nokia, dominated market share for consumer products and the BlackBerry mobile operating system platform, or BlackBerry, from Research in Motion Limited, or RIM, dominated market share for enterprise products. In the past five years, with the rise of the iOS mobile operating system platform, or iOS, from Apple Inc., or Apple, and the Android platform, both the Symbian and Blackberry platforms have experienced a substantial decline. There can be no assurance that the Android platform will continue to compete effectively with alternative mobile operating system platforms, such as the iOS platform or Windows Mobile operating system platform, or Windows Mobile, from Microsoft Corporation. If these or other mobile operating system platforms become more widely used or accepted, such as operating system platforms being developed by Baidu, Inc., or Baidu, and Alibaba.com Ltd., or Alibaba, in China, the market appeal of the Android platform and our Android+ software and service platform solutions could be diminished, which could materially adversely affect our business and financial performance.

Furthermore, the competitiveness of our Android+ software and service platform solutions is dependent upon the continued compatibility of the Android platform with the offerings of our customers. If these customers choose not to continue to adopt the Android platform or they are unable to retain or increase their market share, the demand for our Android+ software and service platform solutions may be diminished, which could materially adversely affect our business and financial performance.

We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top five customers in 2016, 2017 and 2018 accounted for 51.7%, 66.9% and 75.3% of our net revenues in 2016, 2017 and 2018, respectively.

Our ability to maintain close relationships with our major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year-to-year and project-to-project, especially since we are generally not the exclusive Android platform software and service solutions provider for our customers, some of our customers have in-house research and development capabilities and we do not have long-term purchase commitments from any of our customers. A major customer in one year may not provide the same level of net revenues for us in any subsequent year. The products we provide to our customers, and the net revenues and income from those products may decline or vary as the type and quantity of products changes over time. In addition, reliance on any individual customer for a significant portion of our net revenues may give that customer a degree of pricing leverage when negotiating contracts and terms of service with us.

In addition, a number of factors not within our control could cause the loss of, or reduction in, business or revenues from any customer, and these factors are not predictable. These factors include, among others, a customer’s decision to re-negotiate the royalty payment of a contract if the volume of unit sales exceeds original expectations, pricing pressure from competitors, a change in a customer’s business strategy, or failure of a mobile chipset manufacturer or mobile device OEM to develop competitive products. Our customers may also choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, our products, either on their own or in collaboration with others, including our competitors. The loss of any major customer or key project, or a significant decrease in the volume of customer demand or the price, at which we sell our products to customers, could materially adversely affect our financial condition and results of operations.

We have limited experience with our current product offerings, which makes it difficult to predict our future operating results.

From our inception in 2007 through 2014, we focused primarily on providing our Android+ software platform solutions to mobile chipset manufacturers, mobile device OEMs and mobile operators as well as complete product solutions of mobile connected devices for enterprise and consumer applications. In 2014, after acquiring Yuantel, we entered into the MVNO business. However, the success of these businesses will depend on many factors, including timely and successful research and development, pricing, market and consumer acceptance of such new products and the product offerings of our competitors. If new product offerings are not successful, our revenue growth will suffer and our results of operations may be harmed. In November 2018, our board of directors approved of the sale of the MVNO business unit, and we entered into agreements with buyers in February 2019 to sell of all of the Consolidated VIEs that hold the MVNO operation. Due to the circumstances described above, the agreement with one of the buyers was further amended for the closing of the sale to be completed by October 20, 2020.

For our MVNO business unit that we now classify as discontinued operation due to a pending sale of this unit, we provide mobile communication services as a mobile virtual network operator in China. The current license to operate such services is based on an MVNO license issued to us in July 2018 by the Ministry of Industry and Information Technology of China (“MIIT”) which is valid until July 12, 2023. If we cannot maintain this license prior to the final sale of this business unit, we will need to cease operating as a MVNO and our total revenues will be significantly reduced.

In 2014, after acquiring Yuantel, we entered into the MVNO business. Our MVNO BU contributed 29.1%, 20.8% and 17.6% of our net revenues in 2016, 2017 and 2018, respectively.

The ability of our MVNO to provide mobile communication services in China was based on trial licenses granted by MIIT under the mobile virtual network trial program initiated by the MIIT in 2013 to implement the Chinese State Council’s encouragement of private investments in various industries, including telecommunication industry. The trial program and all trial licenses issued thereunder, including our own, were originally set to expire as of December 31, 2015. According to the trial program policies issued by the MIIT, the MIIT will work on formalizing commercial policies regarding the operation of MVNO based on the development of the trial program. On December 28, 2015, the MIIT issued a notice stating that while the government is “diligently researching and determining the formal commercial policies regarding the operation of MVNO, the temporary licenses issued continue to allow MVNO enterprises to operate, and the base telecommunication enterprises shall continue to provide cooperation, support and maintenance services”, as translated from the MIIT’s notice. All MVNOs in China, including us, will continue to operate and provide mobile communication services for subscribers based on the trial licenses.

The MIIT issued a Notice on the Official Commercial Use of Mobile Communication Resale Business (the “Official Notice”) on April 28, 2018, which took effect on May 1, 2018. The Official Notice requires an enterprise that has obtained a trial license, or the Pilot Enterprise to execute commercial contracts with a basic telecommunications company and apply for the telecommunications business license to replace the trial license. The Pilot Enterprise is allowed to continue to carry out its MVNO business during such application period. According to the Official Notice, the Pilot Enterprise will be ordered to terminate its MVNO business under certain circumstances, including (1) termination of cooperation between the Pilot Enterprise and the basic telecommunications enterprise resulting in Pilot Enterprise’s failure to operate its business; (2) failure to obtain the telecommunications business license within 2 years of the date of promulgation of the Official Notice; (3) occurrence of serious telecommunication fraud cases or malignant group accidents due to the Pilot Enterprise’s malpractice. In addition, the Official Notice requires the MVNO enterprise to establish network security management systems, deploy corresponding management personnel, implement the real-name registration for telephone users, protect users’ personal information, effectively implement the prevention and crackdown of communication information fraud, and standardize its user service agreements and financial management systems. We submitted our application for the official MVNO license. In July 2018, the MIIT has issued the MVNO license to us which will expire on July 12, 2023. However, uncertainties exist with respect to the interpretation and implementation of the newly issued Official Notice, and thus we cannot assure you that we will be able to maintain the MVNO license. The on-going investigation by the Yunnan Public Security Bureau of the Yuantel current and former employees has been focused on the individual level only and has not named the Company or Yuantel as accused in any way as of the filing of this annual report. Management assessed that the investigation does not have any impact on Yuantel’s abilities to operate under the MVNO license.

If we cannot maintain the official MVNO license prior to the completion of our sale of Yuantel, we will be forced to cease this operation, and our total revenues will be significantly reduced and our investment into this business will be completely lost. We rely on China United Network Communications Group Co., Ltd (“China Unicom”), the incumbent operator, to provide us with attractive and competitive bulk wholesale rates of voice-per-minute and MB-of-data to compete with our competitors. If we are not provided competitive bulk wholesale rates from China Unicom, we will not be able to maintain our gross margin and will not be able to operate profitably, which may lead to shutting down the MVNO BU entirely.

Failure to complete real-name registration of all users of our MVNO services could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Chinese laws require telecommunication business operators to verify and register real names and identification information of users of mobile phones. For example, in September 2016, the MIIT and certain other governmental departments issued the Notice regarding Prevention of and Cracking Down Telecommunication or Online Frauds to emphasize the real-name registration requirements and to further require telecommunication business operators, including MVNOs, to complete the real-name registration for all of their existing users by end of 2016. In August 2016 and February 2017, we were given a warning by the MIIT for our failure to strictly comply with the real-name registration requirement. We have since rectified such failure in accordance with the MIIT’s requirements and have also established internal policies and require all our staff to strictly comply with the real-name registration requirements for new users. However, we cannot assure you that all our staff will strictly implement our internal policies or that all users will provide authentic information to us. If we are found by the authorities not to comply with the real-name registration requirement, we may be subject to penalties, or be required to suspend or terminate our MVNO business. In addition, complying with these laws and regulations could cause us to incur substantial costs.

Our MVNO business is dependent upon China Unicom for voice and data service as well as reliability and accessibility of to China’s telecommunications and Internet infrastructure.

We provide our MVNO services via telecommunications and Internet networks, and therefore our ability to fulfill our contracts and generate revenue and profits is dependent on those systems remaining available and accessible with minimal disruption or interruption. Just as we are dependent on the reliability of our software and systems and the telecommunications networks of our customers, we are also dependent on the operational reliability and capacity of China’s overall telecommunications and Internet infrastructure. Should this infrastructure or key portions of it be disabled or become nonfunctional, we may not be able to secure alternate means of communication or alternate means of accessing needed information. Our operational results could suffer as a result.

Through our subsidiary, Yuantel, we purchase wholesale rates for mobile voice and data services from China Unicom, a People’s Republic of China (“PRC”) state-owned telecommunications service provider, and repackage the voice and data services into competitive bundles for our Chinese customers.  We purchase bulk voice-per-minute and MB-of-data service from China Unicom at attractive wholesale rates pursuant to a Business Cooperation Agreement with China Unicom dated as of January 16, 2019 and the agreement was for a two-year term ending December 31, 2020.  There is no guarantee that the supply of telecommunications resources or competitive rates provided by China Unicom will be renewed when the contract term ends.  If the agreement is not renewed, we will not be able to maintain our gross margin for the MVNO BU and may not be able to operate profitably, which may lead us to cease operations of the MVNO BU entirely to the extent that the sale of the MVNO is not completed.

We operate in multiple rapidly evolving industries. If we fail to keep up with technological developments and changing requirements of our customers, business, financial condition and results of operations may be materially and adversely affected.

The mobile industry is rapidly evolving and subject to continuous technological developments. Our success depends on our ability to keep up with these technological developments and the resulting changes in customers’ demands. There may also be changes in the industry landscape as different types of platforms compete with one another for market share. If we do not adapt our Android+ software and service platform solutions to such changes in an effective and timely manner as more mobile operating system platforms become available in the future, we may suffer a loss in market share. Given that we operate in a rapidly evolving industry, we also need to continuously invest significant resources in research and development in order to enhance our existing products and to respond to changes in customer preference, new challenges and industry changes in a timely and effective manner. If we fail to keep up with technological developments and continue to innovate to meet the needs of our customers, our Android+ software and service platform solutions may become less attractive to customers, which in turn may adversely affect our reputation, competitiveness, results of operations and prospects.

We face intense competition from onshore and offshore third party software providers in the Android platform and software market, and, if we are unable to compete effectively, it may lose customers and our revenues may decline.

The Android platform and software market is highly fragmented and competitive, and we expect competition to persist and intensify from both existing competitors and new market entrants. We believe that the principal competitive factors in our industry are reliability and efficiency, performance, product features and functionality, development complexity and time-to-market, price, support for multiple architectures and processors, interoperability with other systems, support for emerging industry and customer standards and protocols and levels of training, technical services and customer support.

Our business model is to provide a full suite of Android+ software and service platform solutions to a broad range of customers, including mobile chipset manufacturers, mobile device OEMs and mobile operators. As of the date of this report, we are not aware of any significant independent competitor that provides a full range of Android platform software and service solutions as we do to the range of customers it has, although we have a number of competitors that provide one or several Android platform software and/or service solutions to one or more of our range of customers. See “Business — Competition.”

In addition, we face competition from companies seeking to compete with the Android platform by developing their own operating systems, such as Baidu and Alibaba in China, and major mobile device OEMs, such as Foxconn Technology Group and BYD Electronic (International) Company Limited, which are able to develop low-level software for mobile chipsets, as well as Huawei, GTE and Xiaomi.

We believe that we presently compete favorably with respect to each segment identified above. However, the market for Android platform software and service solutions is still rapidly evolving, and we may not be able to compete successfully against current and potential competitors in the future. In addition, some of our independent competitors are more focused on one or several particular segments of the value chain and may deliver better services in those segments than we do. Furthermore, some of our competitors may have significantly greater financial, technical, marketing, sales and other resources and significantly greater name recognition than we have. If we are unable to compete successfully on the principal competitive factors described above or otherwise, our business could be harmed.

As an MVNO, we face intense competition in the wireless communications market and if we cannot compete effectively our revenues, profits, cash flows and growth may be adversely affected.

The wireless communications market is extremely competitive, and competition for customers is increasing. We compete with other MVNOs such as Snail Mobile, d.Mobile and Soshare. We are one of the top MVNOs in China as measured in terms of registered subscribers, and we intend to expand our market share organically or by acquiring smaller MVNOs. However, we continue to face intense competition from the dozens of other MVNOs and we may not be able to compete successfully in the future. In addition, continued consolidation in the industry creates even large competitors, and such competitors may have greater financial, technical, personnel and marketing resources and a larger market share than us, and we may not be able to compete successfully against them. If we are unable to compete successfully on the principal competitive factors described above or otherwise, our MVNO business could be harmed.

The investigation into Yuantel.

As described in “ITEM 4. INFORMATION ON THE COMPANY” below, there is an on-going investigation by the Yunnan Public Security Bureau on the president, a current and a former employee of Yuantel, our MVNO Business Unit (the “Investigation”). Although it is not known as of the filing of this report, results of the investigation may have significant adverse effects on the operation of our MVNO BU, including fines, limitation of its activities or loss of license to operate the MVNO altogether. In addition, the intended sale of the MVNO BU may also be affected. We have signed amendments with the purchasers to postpone the final payments and closing of the sale until October to December 2020.

On October 18, 2019, the Bureau issued official orders to the immediate families of the detained staff and former staff of Yuantel, according to which:

●	The president of Yuantel, as approved by the People’s Prosecutor’s Office of Kunming City Panlong District, was placed under arrest at the Panlong District First Detention Center, for suspicion on the failure to administer information network security and the individual has not been formally charged as of the date of this report; and

●	The operating officer of Yuantel has not been approved for arrest by the People’s Prosecutor’s office but may be summoned for further investigations, and was released as of October 19, 2019 on bail of RMB 9,000 Yuan (approximately $1,270).

With regard to the detained former employee of Yuantel, the Company understands from the family of the Yuantel president that an order similar to the order applicable to the president was issued in relation to such former employee although the Company has not been able to obtain a copy of such order.

As normal procedure in China, the Kunming City Panlong District Branch of the Yunnan Province Public Security Bureau will have up to 150 days to perform its supplementary investigation of the accused individual. After the supplementary investigation period, if the Prosecutor considers there is adequate evidence to prosecute, the Prosecutor will initiate a public prosecution in which the suspect will be charged and the case will be presented to the court. Otherwise, according to PRC criminal law, if the Prosecutor considers there is inadequate evidence to prosecute, the suspect will be released and the case will be dismissed. As of the date of this report, neither Yuantel or the Company, or anyone else associated with Yuantel or the Company, has received any notice or received any other information from the Bureau or other PRC authorities regarding the Investigation.

We may undertake acquisitions, investments, joint ventures or other strategic alliances in the future, which could expose us to new operational, regulatory and market risks. In addition, such future and past undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

We intend to grow both organically by expanding our current business lines and geographic coverage and through acquisitions, investments, joint ventures or other strategic alliances if the appropriate opportunities arise. These potential business plans, acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. In addition, we may not be able to identify suitable future acquisition or investment candidates or joint venture or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, investments or alliances, including but not limited to the proposed KADI acquisition, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors, including, among others, the ability to capitalize on anticipated synergies, diversion of resources and management’s attention, difficulties in retaining personnel of the acquired companies, unanticipated problems or legal liabilities and tax and accounting issues. If we fail to integrate any acquired company efficiently, our earnings, revenues, gross margins, operating margins and business operations could be adversely affected. The integration of acquired companies is a complex, time-consuming and expensive process.

We are dependent upon the Android platform and, if Google determines to no longer develop the Android platform and our further development is not taken up by reliable alternative sources, our business could be materially harmed.

Our business model is dependent upon the Android platform, which is a free and fully open source mobile software platform developed by Google. The Android platform has been updated frequently since our original release and the development of the Android platform is an ongoing process which we do not control. If Google determines to no longer develop the Android platform or our further development is not taken up by reliable alternative sources, such as another third party or the open source community, demand for our Android+ software and service platform solutions could decline significantly and our revenue and financial condition could be materially harmed.

If our customers move more research and development work in-house, lower demand for our solutions could reduce our net revenues and harm our business.

Collaboration with customers is essential to the growth and profitability of our business. However, our customers may elect to move more research and development work in-house, and reduce collaboration with us for Android platform projects. There are many factors beyond our control that could cause our customers to move their work in-house, such as spending reductions due to a challenging economic environment, corporate restructuring, cost control, pricing pressure and concerns regarding the protection of technology know-how, trade secrets and other intellectual property rights. If our customers decide to change their strategy by moving more research and development work in-house, our net revenues may decline, and our business, financial condition and results of operations may be adversely affected.

Our yearly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our yearly operating results, including the levels of our revenue, gross margin, profitability, cash flow and deferred revenue, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one year should not be relied upon as an indication of future performance. Our yearly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuations in yearly results may negatively impact the value of our ordinary shares. Factors that may cause fluctuations in our yearly financial results include, but are not limited to:

●	our ability to attract new customers;

●	our ability to convert users of our limited free versions to paying customers;

●	the addition or loss of large customers, including through acquisitions or consolidations;

●	our customer retention rate;

●	the timing of recognition of revenue;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	network outages or security breaches;

●	general economic, industry and market conditions;

●	increases or decreases in the number of features in our services or pricing changes upon any renewals of customer agreements;

●	changes in our pricing policies or those of our competitors;

●	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; and

●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

If we fail to effectively manage our technical operations infrastructure, our customers may experience service outages and delays in the further deployment of our services, which may adversely affect our business.

We have experienced significant growth in the number of users and the amount of data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the rapid provisioning of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our services. However, the provision of new hosting infrastructure requires significant lead-time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time, which may harm our reputation and operating results. Furthermore, if we do not accurately predict our infrastructure requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our operations infrastructure fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could adversely affect our reputation and our revenue.

Most of our engagements with customers are for a specific project only and do not provide for subsequent engagements. If we are unable to generate a substantial number of new engagements for projects on a continuing basis, our business and results of operations will be adversely affected.

Our customers generally retain us on project-by-project basis in connection with specific projects rather than on a recurring basis under long-term contracts. Historically, a significant portion of our net revenues has been comprised of software fees, relating to one-time research and engineering work performed for customers. For 2016, 2017 and 2018, our net revenues from software fees were $14.9 million, $11.2 million and $9.5 million, respectively, representing 12.4%, 7.3% and 6.1% of total net revenues, respectively. Although a significant amount of our net revenues are generated from repeat business, which we define as revenues from a customer who also contributed to our revenues during the prior fiscal year, our engagements with our customers are typically for individual projects that are often on a non-exclusive, project-by-project basis. In addition, a majority of our customer contracts from which we generate product fees can be terminated by customers with or without cause. There are many factors outside of our control that might lead customers to terminate a contract or project with us, including, among others:

●	financial difficulties for our customers;

●	business going to our competitors or remaining in-house;

●	unsuccessful launch of a product;

●	disclosure of core technology by a third party; and

●	mergers and acquisitions or significant corporate restructurings by our customers.

Furthermore, some of our customer contracts specify that if a change of control occurs during the term of the contract, the customer has the right to terminate the contract upon advance notice. If our customers terminate our contracts before completion or choose not to renew their contracts, our business, financial condition and results of operations may be materially and adversely affected.

Therefore, we have to continuously seek new engagements while our current engagements are being performed or are completed or terminated, and we are constantly seeking to expand our business with existing customers and secure new customers. If we are unable to generate a substantial number of new engagements on a continuing basis, our business and results of operations will be adversely affected.

Because of the characteristics of open source software, there may be fewer technology barriers to entry in the Android platform and software market in which we compete, and it may be relatively easy for competitors, some of which may have greater resources than we have, to enter our markets and compete with us.

One of the characteristics of open source software is that anyone can modify and redistribute the existing open source software and use it to compete against us. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for new competitors with greater resources than us to develop their own Android platform software and service solutions, potentially reducing the demand for, and putting pricing pressure on, our Android+ software and service platform solutions. In addition, some competitors make their open source software available for free download and use on an ad hoc basis, or may position their open source software as a loss leader in order to win customers. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressure and/or the availability of open source software will not result in price reductions, reduced operating margins and loss of market share, any of which could seriously harm our business.

Security and privacy breaches may expose us to liability and harm our reputation and business.

As part of our business we receive and process information about our employees, customers and partners, and we may store (or contract with third parties to store) our customers’ data. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China and elsewhere on the world where we have business operations are expanded to require changes in business practices or privacy policies, or if the relevant governmental authorities in China and elsewhere on the world where we have business operations interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. For example, in November 2016, China released the Cybersecurity Law, which took effect in June 2017. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructure, including network operators of key information infrastructures in public communications and information industry, generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. While we take security measures relating to our Android+ software and service platform solutions, specifically, and our operations (including MVNO business unit), generally, those measures may not prevent security breaches that could harm our business and we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law and other relevant laws and regulations. Advances in computer capabilities, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and the data we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information (including information about our employees, customers and partners and our customers’ information), cause the loss or disclosure of some or all of this information, cause interruptions in our operations or our customers’ or expose our customers to computer viruses or other disruptions or vulnerabilities. Any compromise of our systems or the data it stores or processes could result in a loss of confidence in the security of our Android+ software and service platform solutions, damage our reputation, disrupt our business, lead to legal liability and adversely affect our financial condition and results of operations. Moreover, a compromise of our systems could remain undetected for an extended period of time, exacerbating the impact of that compromise. Actual or perceived vulnerabilities may lead to claims against us by our customers, partners or other third parties, which could be material. While our customer agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

We are vulnerable to technology infrastructure failures, which could harm our reputation and business.

We rely on our technology infrastructure for many functions, including selling our Android+ software and service platform solutions, supporting our customers and billing, collecting and making payments. We also rely on our own technology infrastructure, which is located on a third-party site, as well as the technology infrastructure of third parties, to provide some of our back-end services. This technology infrastructure may be vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer intrusions and viruses, software errors, computer denial-of-service attacks and other events. A significant number of the systems making up this infrastructure are not redundant, and our disaster recovery planning is not sufficient for every eventuality. This technology infrastructure is also subject to break-ins, sabotage and intentional acts of vandalism by internal employees, contractors and third parties. Despite any precautions we or our third-party partners may take, such problems could result in, among other consequences, interruptions in our services and loss of data, which could harm our reputation, business and financial condition. We do not carry business interruption insurance sufficient to protect us from all losses that may result from interruptions in our services as a result of technology infrastructure failures or to cover all contingencies. Any interruption in the availability of our websites and on-line interactions with customers and partners would create a large volume of questions and complaints that would need to be addressed by our support personnel. If our support personnel cannot meet this demand, customer and partner satisfaction levels may fall, which in turn could cause additional claims, reduced revenue, reputation damage or loss of customers.

We may not be able to continue to use or adequately protect our intellectual property rights, which could harm our business reputation and competitive position.

Although Android is an open source mobile software platform for mobile devices, we are not required to share the source code for our Android software, which we have invested significant resources to develop. Accordingly, we believe that patents, trademarks, trade secrets, copyright, software registration and other intellectual property we use are important to our business. We rely on a combination of patent, trademark, copyright, software registration and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and brand name. Any failure by us to maintain or protect our intellectual property rights, including any unauthorized use of our intellectual property by third parties or use of “Borqs” as a company name to conduct software or services business, may adversely affect our current and future revenues and our reputation.

In addition, the validity, enforceability and scope of protection available under intellectual property laws with respect to the mobile and Internet industries in China, where a significant part of our business and operations are located, are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient, ineffective and hampered by corruption and local protectionism. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We also may be required to enter into license agreements with certain third parties to use their intellectual property for our business operations. If such third parties fail to perform under these license agreements or if the agreements are terminated for any reason, our business and results of operations may be negatively impacted. Furthermore, if we are deemed to be using third parties’ intellectual property without due authorization, we may become subject to legal proceedings or sanctions, which may be time-consuming and costly to defend, divert management attention and resources or require us to enter into licensing agreements, which may not be available on commercial terms, or at all.

The international nature of our business exposes it to risks that could adversely affect our financial condition and results of operations.

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the British Virgin Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, India and Brazil, with branch offices in Japan and South Korea. In addition, one of our growth strategies is to further expand our business in Europe and into the United States. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

●	significant currency fluctuations between the Renminbi and the U.S. dollar and other currencies in which we transact business;

●	difficulty in identifying appropriate mobile chipset manufacturers, mobile device OEMs, mobile operators and/or joint venture partners, and establishing and maintaining good relationships with them;

●	legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

●	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

●	adverse effect of inflation and increase in labor costs;

●	current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

●	general global economic downturn;

●	for 2018, our revenues were 59.6% concentrated with one customer in India, and the financial status of this customer together with the state of the Indian economy can greatly affect our business;

●	unexpected changes in political environment and regulatory requirements; and

●	terrorist attacks and other acts of violence or war.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

Furthermore, we are in the process of implementing policies and procedures designed to facilitate compliance with laws and regulations in various jurisdictions applicable to us, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could, individually or in the aggregate, materially and adversely affect our financial condition and operating results.

We may not be able to manage our anticipated growth and our current and planned resources may not be adequate to support our expanding operations; consequently, our business, results of operations and prospects may be materially and adversely affected.

We have experienced rapid growth since we commenced operations. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems and procedures and controls, and enlarge our financing resources. For example, we currently manage all of our human resources functions manually and expect that we will need to upgrade our current system as we continue to increase our headcount. We also need to expand, train and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

Due to intense competition for highly skilled personnel, we may fail to attract and retain qualified personnel to support our research and development operations; as a result, our ability to bid for and obtain new projects may be adversely affected and our net revenues could decline.

The mobile industry relies on the talents and efforts of highly skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop, retain and motivate qualified personnel for all areas of our organization. The mobile industry in China has experienced significant levels of employee attrition. Our attrition rates were 12% in 2016, 14% in 2017 and 15% in 2018. We may encounter higher attrition rates in the future, particularly if the mobile industry continues to experience strong growth.

Competition in our industry for qualified employees, especially technical employees, is intense, and our competitors directly target our employees from time to time. We have also experienced employees leaving us to start competing businesses or to join the in-house research and development teams of our customers. The loss of the technical knowledge and industry expertise of any of these individuals could seriously impede our success. Moreover, the loss of these individuals, particularly to a competitor, some of which are in a position to offer greater compensation, and any resulting loss of customers or trade secrets and technological expertise could further lead to a reduction in our market share and adversely affect our business. If we are required to increase the compensation payable to our qualified employees to compete with certain competitors with greater resources than we have or to discourage employees from leaving us to start competing businesses, our operating expenses will increase which, in turn, will adversely affect our results or operations.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, experience, customer relationships and reputation of Pat Chan, our founder, chairman and chief executive officer. We currently do not maintain key man life insurance for any of the senior members of our management team or other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executive and key employees in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

If any of our senior executives or key employees joins a competitor or forms a competing company, it may lose customers, know-how and other key employees and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our net revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such employees. All of our executives and key employees have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers or key employees and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could harm us.”

A significant majority of our outstanding ordinary shares are held by a small number of shareholders, which may have significantly greater influence on us due to the size of their shareholdings relative to other shareholders.

As of January 31, 2020, Zhengqi International Holding Limited, Intel Capital Corporation, Norwest Venture Partners X, L.P., Asset Horizon International Limited, Keytone Ventures L.P., GSR Entities, and Chongqing City Youtong Equity Investment Fund, beneficially own approximately 6.3%, 10.0%, 8.8%, 8.7%, 8.0%, 6.9% and 9.3% respectively, of our outstanding ordinary shares. These major shareholders have significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and schemes of arrangement, election and removal of directors and other significant corporate actions. They may not act in our best interests or our minority shareholders’ interests. In addition, without the consent of these major shareholders, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and PRC and Indian anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

We are subject to anti-corruption and anti-bribery laws in the United States, United Kingdom, China, and India that prohibit certain improper payments made directly or indirectly to government departments, agencies, and instrumentalities; officials of those government departments, agencies, and instrumentalities; political parties and their officials; candidates for political office; officials of public international organizations; persons acting on behalf of the foregoing; and commercial counterparties. These laws include the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, the PRC Criminal Law, the PRC Anti-Unfair Competition Law, the Indian Prevention of Corruption Act 1988, the Indian Penal Code and anti-corruption laws in various Indian states.

We are engaged in business in a number of countries that are regarded as posing significant risks of corruption. Of particular note, we conduct operations, have agreements with state-controlled enterprises and other third parties and make sales in the PRC, and we have research and development activities in India, each of which may be exposed to corruption risk. It is our policy to implement safeguards and procedures to prohibit these practices by our employees, officers, directors, or by third parties acting on our behalf. However, we cannot rule out the risk that any of our employees, officers, directors, or third parties acting on our behalf may engage in breaches of our policies or anti-corruption laws, for which we might be held responsible.

Allegations of violations of these anti-corruption and anti-bribery laws, and investigation into such allegations, could negatively affect our reputation, business, operating results, and financial condition. The violation of these laws may result in substantial monetary and even criminal sanctions, follow-on civil litigation (such as shareholder derivative suits), and monitoring of our compliance program by the United States or other governments, each of which could negatively affect our reputation, business, operating results, and financial condition. In addition, the United States or other governments may seek to hold us liable for violations of these laws committed by companies in which we invest or acquire.

There can be no assurance that our securities, including our ordinary shares, will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

To continue listing our ordinary shares on The Nasdaq Stock Market, we will be required to demonstrate compliance with Nasdaq’s continued listing requirements, particularly the requirement to maintain a minimum number of holders (300 round-lot holders). We were previously not in compliance with Nasdaq’s listing requirement that we have at least 300 round-lot shareholders but regained compliance with this requirement on April 12, 2018 by implementing a restricted shares purchase program with eligible employees of Borqs Software Solutions Private Ltd., our wholly-owned subsidiary in India, pursuant to which 222 employees voluntarily purchased an aggregate of 29,170 ordinary shares at a purchase price of $9.40 per share. Program participants paid for their purchase of shares by having the purchase amounts deducted from their regular compensation on March 23, 2018. On April 12, 2018, Nasdaq informed us that we had regained compliance with the listing requirement of 300 round lot holders and that our ordinary shares would continue to be listed on Nasdaq.

On December 11, 2017, Nasdaq advised the Company that it had determined to delist the Company’s public warrants. Our public warrants have been trading on the OTC Markets system under the symbol “BRQSW” since October 23, 2017. Our ordinary shares have continued to trade on Nasdaq regardless of the Panel’s decision to delist our public warrants.

On May 17, 2019, we received a written notice from the Listing Qualifications Department of Nasdaq, indicating that, based upon our non-compliance with Nasdaq Listing Rule 5250(c)(1) for our failure to timely file our Annual Report on Form 20-F for fiscal year 2018. We were required to submit a plan to regain compliance with such rule for the Nasdaq staff’s consideration. On July 15, 2019, we submitted our plan to regain compliance with the Nasdaq staff and requested an extension until November 11, 2019 to evidence compliance with Rule 5250(c)(1). Even if such extension is granted, if we do not evidence compliance by such date, the Nasdaq staff will notify us that it will delist our securities. We would be entitled to request a hearing, at which hearing we would present our plan to a Nasdaq Hearings Panel and request the continued listing of our securities on Nasdaq pursuant to and pending the completion of such plan. During the pendency of the hearing process, our securities would continue to be listed on Nasdaq. On August 7, 2019, the Nasdaq staff granted us an extension, pursuant to which we are required to evidence our compliance by filing this report by November 11, 2019.

On November 20, 2019, we submitted a hearing request to the Nasdaq staff of The Nasdaq Stock Market LLC (“Nasdaq”) to appeal its determinations to delist the Company’s securities from Nasdaq on the grounds that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it did not this report by November 11, 2019, the extended deadline. On November 21, 2019, The Nasdaq Hearings Panel (the “Panel”) granted us a hearing to appeal the Nasdaq staff’s determination, and on December 19, 2019 the Company attended the hearing before the Panel.

On January 9, 2020, the Panel issued its decision (“Decision”) to grant our request for continued listing on Nasdaq, subject to the conditions that: (i) on or before January 23, 2020, we shall have informed the Panel that the Company’s independent auditor has completed its audit of our financial statements for fiscal year 2018; and (ii) on or before March 1, 2020, we shall have filed with the Securities and Exchange Commission (the “SEC”) this annual report and regained compliance with Nasdaq Listing Rule 5250(c)(1). As a result of the Decision, during this exception period our ordinary shares will continue to trade on Nasdaq under symbol “BRQS”.

On January 17, 2020, we received a letter from the Nasdaq Listing Qualifications Staff (the “Staff”) in which the Staff intends to delist the Company’s securities from The Nasdaq Capital Market based upon our failure to hold our annual general meeting of shareholders in 2019 due to our inability to file this annual report.

Pursuant to Nasdaq Listing Rule 5250(d)(1), a listed company is required to distribute its annual report to its shareholders, either by mailing, posting to the company’s website, or by other internet posting consistent with Rule 14a-16 of the Securities and Exchange Act of 1934. Consistent with past practice, promptly after the filing of this annual report with the SEC, we intend to mail a copy of this annual report together with our proxy materials for an annual general meeting of shareholders. We have notified Nasdaq of the foregoing and an expected date for an annual general meeting of shareholders.

While we believe that once this annual report is filed with the SEC, this annual report along with proxy materials are mailed to our shareholders, and an annual general meeting of shareholders is held shortly thereafter, Nasdaq will deem the foregoing deficiencies cured, we cannot assure you that Nasdaq will not delist our ordinary shares. Additionally, we cannot assure you that we will be able to meet Nasdaq’s continued listing requirement or maintain other listing standards. If our ordinary shares are delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then, as with our public warrants, which have been delisted from Nasdaq and are trading on the OTC Markets, we could face significant material adverse consequences, including:

●	less liquid trading market for our securities;

●	more limited market quotations for our securities;

●	determination that our ordinary shares and/or warrants are a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	more limited research coverage by stock analysts;

●	loss of reputation; and

●	more difficult and more expensive equity financings in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our ordinary shares remain listed on Nasdaq, our ordinary shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on Nasdaq and therefore not “covered securities”, we would be subject to regulation in each state in which we offer our securities.

We may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

We may from time to time be involved in future litigation in which substantial monetary damages are sought. Litigation claims may relate to intellectual property, contracts, employment, securities and other matters arising out of the conduct of our current and past business activities. Any claims, whether with or without merit, could be time consuming, expensive to defend, and could divert management’s attention and resources. We maintain insurance against some, but not all, of these potential claims, and the levels of insurance we do maintain may not be adequate to fully cover any and all losses. Nonetheless, the results of any future litigation or claims are inherently unpredictable, and such outcomes could have a material adverse effect on our results of operations, cash from operating activities or financial condition.

We were in arbitration before the International Chamber of Commerce with Samsung Electronics Co., Ltd. (“Samsung”) to resolve a dispute regarding royalties payable to the Company under a software license agreement the Company had with Samsung. Samsung alleged that, for the period starting the fourth quarter of 2010 through mid-2012, the Company was overpaid royalties in the amount of approximately $1.67 million due to a clerical error in Samsung’s accounting department that enabled the Company to receive royalties on sales of Samsung handsets that did not contain its software. Samsung was seeking repayment of the $1.67 million plus accrued interest of 12% per annum and as well as reimbursements of reasonable fees including attorney fees and arbitration costs.

After arbitration hearings held in May 2018, on November 27, 2018, the International Chamber of Commerce notified the Company of its decision and issuance of an arbitration award (the “Award”), which the Company received on November 29, 2018. Pursuant to the Award, the Company was obligated to pay Samsung an aggregate of $2,546,401 plus an interest of 9% per annum starting May 16, 2018 until full payment is paid. Samsung was also awarded its attorney’s fees and expenses in the aggregate amount of approximately $1.73 million. The Company has reached an agreement with Samsung for settling the payments due Samsung by making 24 monthly payments beginning with April 2019. The Company has pledged $5 million worth of ordinary shares in escrow as security for the payments and in the event that the Company is in default of the scheduled payments, Samsung has the right to seize the escrow shares. If we fail to make timely payments to Samsung, we may be subject to additional potential litigation damages resulting in a material adverse impact to the Company.

If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are required to evaluate the effectiveness of disclosure controls and procedures and internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2018, management had identified one material weakness due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. Additionally, management identified the following significant deficiencies relating to the information technologies (“IT”) controls in our MVNO business.

1)	Large amounts of customer personal information, account balances and usage details were only provided by MVNO BU’s incumbent operator, China Unicom, on a six-month basis; and through strenuous efforts MVNO BU were still not able to convince China Unicom to keep the data longer than a historical rolling 6-month interval; and

2)	Super system administrator access of key business information systems of MVNO BU can be obtained by out-sourced third-party developers. Such super system administrator access can be used to add, delete, or modify the business data in the key business information systems.

Following the identification of the material weakness and other control deficiencies, we plan to take measures to remediate timely these deficiencies. For details about remediation, refer to “Item 15. Controls and Procedures” for more details. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements. As a result, our business, financial condition, results of operations and prospects, as well as the market price of our ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes Oxley Act of 2002. Section 404 of the Sarbanes Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management concluded that our internal control over financial reporting is not effective. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Moreover, our internal control over financial reporting may not prevent or detect all errors and -fraud. A control system, no matter how well it is designed and operated, it cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

The material weakness of internal control over financial reporting identified in our Annual Report on Form 10-K for the year ended December 31, 2017, was due to inadequacy in the number of financial reporting personnel with sufficient knowledge and experience with respect to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

For the preparation of financial reporting for the year ended December 31, 2018, the Company has added US GAAP knowledgeable personnel including:

●	The hiring of a financial director from January 2019 through October 2019 to help set up workflows for the strengthening of internal controls and preserving accuracy in preparing consolidated financial statements. This financial director is a US based certified public account with work experiences globally for over 15 years, and he has direct SEC reporting experience as he is a partner of the accounting firm WWC PC which is headquartered in San Mateo, California;

●	The full-time employment in 2019 of a senior manager of finance who is a licensed accountant from Australia and has US GAAP reporting experiences with several firms before joining us; and

●	Since December 2018, our Chairperson of the Audit Committee has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations. The Chairperson of the Audit Committee has been a member of the Washington State Board of Accountancy since the year 1989.

We believe that the above persons possess significant US GAAP experiences to be a valuable resource for us with respect to financial reporting work. We believe we have made significant progress in curing the material weakness identified in our annual report for the year 2017.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the market price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are an “emerging growth company,” and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as described in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, which we intend to take advantage of.

We will remain an “emerging growth company” for up to five years following our initial public offering of our ordinary shares unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of any January 1 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our ordinary shares less attractive if we rely on the exemptions, which may result in a less active trading market and increased volatility in our stock price.

Risks Related to Doing Business in China

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

A substantial portion of our operations are conducted in China, and a significant portion of our net revenues are derived from customers where the contracting entity is located in China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services and products depend, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services and products, which in turn could reduce our net revenues.

Although China’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business and growth. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. China’s social and political conditions may also not be as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

Uncertainties with respect to the PRC legal system could harm us.

Our operations in China are governed by PRC government laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions have limited precedential value. Borqs Beijing is generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises, and our other wholly-owned subsidiaries in China may be subject to certain laws and regulations in connection with investments made by foreign-invested enterprises.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Moreover, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, including local government authorities, thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Additionally, some of the PRC laws and regulations governing our business operations in China are vague and their official interpretation and enforcement may involve substantial uncertainty. These include, but are not limited to, laws and regulations governing our business and the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Despite their uncertainty, we will be required to comply.

Recent trade policy initiatives announced by the United States administration against the PRC may adversely affect our business.

On August 14, 2017, the President of the United States issued a memorandum instructing the U.S. Trade Representative (“USTR”) to determine whether to investigate under section 301 of the U.S. Trade Act of 1974 (Trade Act), laws, policies, practices, or actions of the PRC government that may be unreasonable or discriminatory and that may be harming U.S. intellectual property rights, innovation, or technology development. Based on information gathered in that investigation, the USTR published a report on March 22, 2018 on the acts, policies and practices of the PRC government supporting findings that such are unreasonable or discriminatory and burden or restrict U.S. commerce.

On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including the PRC. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from the PRC that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against the PRC for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by the PRC are (i) a mandatory $100 billion reduction in the PRC/U.S. trade deficit and (ii) limiting the planned $300 billion PRC government support for advanced technology industries including artificial intelligence, semiconductors, electric cars and commercial aircraft. On June 15, 2018, the President announced that the U.S. would go ahead with tariffs on $50 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the PRC government to consider imposing tariffs on $50 billion worth of goods from the U.S., including beef, poultry, tobacco and cars. In response to the PRC’s proposed retaliatory measures, the President announced on June 19, 2018 that the U.S. would compile a list of $200 billion in China goods for levies should the PRC move forward with their proposed tariffs. On August 7, 2018, the U.S. announced a tariff of 25% on approximately $16 billion worth of mostly industrial goods from China, including tractors, plastic tubes and antennas, which went into effect on August 23, 2018. In response, on August 8, 2018, China announced a 25% tariff on $16 billion worth of US goods, including large passenger cars, motorcycles, chemical items and diesel fuel, which also went into effect on August 23, 2018. On September 7, 2018, the President warned that he was prepared to impose tariffs on another $267 billion of Chinese goods, which in addition to the other previously announced tariffs, would cover virtually all of China’s imports into the U.S.   Despite a September 12, 2018 invitation by the U.S. to China to restart trade talks, which China has welcomed, the President has instructed his administration to proceed with a 10% tariff on Chinese goods worth $200 billion, which China intends to match with tariffs on $60 billion of US goods. As of January 2020, trade delegations from the US and China reached partial agreement over tariffs on certain products.

In addition to the proposed retaliatory tariffs, the President has also directed the U.S. Secretary of the Treasury to develop new restrictions on PRC investments in the U.S. aimed at preventing PRC-controlled companies and funds from acquiring U.S. firms with sensitive technologies. Congress is currently considering new legislation, the Foreign Investment Risk Review Modernization Act, to modernize the restrictive powers imposed by the Committee on Foreign Investment in the United States.

This evolving policy dispute between the PRC and the U.S. is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or product for whom we develop software solutions, or significant groups of companies or a particular industry, will not be adversely affected by any governmental actions taken by either the PRC or the U.S., perhaps materially. In view of the positions of the respective trade representatives, it is not possible to predict with any certainty the outcome of this dispute or whether it will involve other agencies or entities brought in to resolve the policy differences of the two countries.

Our subsidiaries in China are subject to restrictions on making dividends and other payments to it or any other affiliated company.

We are a holding company and may rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders to the extent we choose to do so, to service any debt it may incur and to pay our operating expenses. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries are required to set aside at least 10% of our after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of our registered capital. Appropriations to the employee welfare funds are at the discretion of the board of directors of Borqs Beijing. These reserves are not distributable as cash dividends.

In addition, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, dividends paid to us by our PRC subsidiaries are subject to withholding tax. Currently, the withholding tax rate is 10.0% (subject to reductions by the relevant tax treaties, if applicable).

Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

To date, our PRC subsidiaries have not paid dividends to us out of their accumulated profits. In the future, we do not expect to receive dividends from our PRC subsidiaries because the accumulated profits of these PRC subsidiaries are expected to be used for their own business or expansions. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries could materially increase our tax liabilities.

Preferential tax treatments and incentives granted to our PRC subsidiaries by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of any preferential tax treatments and incentives currently available to them will cause their effective tax rate to materially increase, which will decrease our net income and may adversely affect our financial condition and results of operations.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation (the “SAT”) issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7, where a non-resident enterprise transfers taxable assets, through the offshore transfer of a foreign intermediate holding company, the non-resident enterprise, being the transferor, maybe subject to PRC enterprise income tax, if the indirect transfer is considered to be an arrangement which does not have a reasonable commercial purpose to circumvent enterprise income tax payment obligations. In addition, Public Notice 7 further provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-Resident Enterprises, or Announcement 37, which became effective on December 1, 2017. The Announcement 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of our ordinary shares by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and other non-resident enterprises in our group may be subject to filing obligations or being taxed if we and other non-resident enterprises affiliated with us are transferors in such transactions, and may be subject to withholding obligations if we and other non-resident enterprises affiliated with us are transferees in such transactions, under Public Notice 7 and Announcement 37. For the transfer of shares in us by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Public Notice 7 and Announcement 37. As a result, we may be required to expend valuable resources to comply with Public Notice 7 and Announcement 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we and other non-resident enterprises affiliated with us should not be taxed under these circulars. The PRC tax authorities have the discretion under Public Notice 7 and Announcement 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Public Notice 7 and Announcement 37, our income tax costs associated with such transactions will be increased in the event that we are a transferee of such transactions, which may have an adverse effect on our financial condition and results of operations. Heightened scrutiny over acquisition transactions by the PRC tax authorities may also have a negative impact on potential acquisitions we may pursue in the future.

It is unclear whether we will be considered a PRC “resident enterprise” under the PRC laws and, depending on the determination of our PRC “resident enterprise” status, we may be subject to 25.0% PRC enterprise income tax on our worldwide income, and holders of our ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ordinary shares.

The EIT Law and our Implementing Regulations, both of which became effective on January 1, 2008, provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The Implementing Regulations of the EIT Law define the term “de facto management bodies” as a body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the SAT issued the Notice Regarding Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to Circular 82, certain PRC-controlled enterprises will be classified as “resident enterprises” if all of the following conditions are met: (a) the senior management and core management departments in charge of our daily operations function have their presence mainly in the PRC; (b) our financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) our major assets, accounting books, company seals, and minutes and files of our board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Further, the Administrative Measures of Enterprise Income Tax of Chinese controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, took effect on September 1, 2011, and provides more guidance on the implementation of Circular 82. The State Administration of Taxation issued an amendment to Circular 82 delegating the authority to our provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014.

Although Circular 82, our amendment and Bulletin No. 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 and Bulletin No. 45 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion.

If we are treated as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income, as well as PRC enterprise income tax reporting obligations. Our income such as interest on other non-PRC sourced income may be subject to PRC enterprise income tax at a rate of 25.0%. In addition, although under the EIT Law and our Implementing Rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot assure you that such dividends will not be subject to a 10.0% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Furthermore, if we are considered a PRC resident enterprise under the EIT Law, shareholders who are deemed non-resident enterprises may be subject to the PRC enterprise income tax at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our ordinary shares, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but our income derived from China has no real connection with such establishment or premises. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC resident enterprise shareholders, or if any gains realized from the transfer of our ordinary shares by our non-PRC resident enterprise shareholders are subject to the PRC enterprise income tax, your investment in our ordinary shares could be materially and adversely affected.

In addition, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider dividends we pay with respect to our shares and the gains realized from the transfer of our shares to be income derived from sources within the PRC, it is possible that such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20%. If we are required under PRC tax laws to withhold PRC income tax on dividends payable to our non-PRC investors that are non-resident individuals or if you are required to pay PRC income tax on the transfer of our ordinary shares, the value of your investment in our ordinary shares may be materially and adversely affected.

We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong Subsidiary.

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company to a foreign parent company are subject to a withholding tax rate of 10.0% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income or the Hong Kong Tax Treaty, which became effective on August 21, 2006, a company incorporated in Hong Kong, such as Borqs Hong Kong, will be subject to withholding income tax at a rate of 5% on dividends it receives from our PRC subsidiary if it holds a 25.0% or more interest in that particular PRC subsidiary at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. In February 2018, the SAT issued the Announcement on Issues Relating to Beneficial Owners under Tax Treaties, or the SAT Announcement 9, which became effective from April 1, 2018 and supersedes the Notice on Interpretation and Determination of Beneficial Owners under Tax Treaties issued by the SAT on October 27, 2009 (or the Circular 601) and the Announcement Regarding Recognition of Beneficial Owners under Tax Treaties released by the SAT on June 29, 2012 (or the Announcement 30). Pursuant to Announcement 9, applicants who intend to prove their status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements and the SAT Announcement 9. “Beneficial Owners” are residents who have ownership and the right to dispose of the income or the rights and properties giving rise to the income. These rules also set forth certain adverse factors against the recognition of a “Beneficial Owner”, such as not carrying out substantive business activities. Whether a non-resident enterprise may obtain tax benefits under the relevant tax treaty will be subject to approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. SAT Announcement 9 further provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities.

As a result, although our PRC subsidiary, Borqs Beijing, is currently wholly owned by Borqs Hong Kong, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5.0% rate applicable under the Hong Kong Tax on dividends. If Borqs Hong Kong cannot be recognized as the beneficial owner of the dividends to be paid by our PRC subsidiaries to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.

The PRC government imposes controls on the conversion of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive part of our revenue in Renminbi. Under our current corporate structure, our British Virgin Islands holding company primarily relies on dividend payments from our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, accumulated after-tax profits generated from the operations of Borqs Beijing in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain approval from SAFE to use cash generated from the operations of our PRC subsidiaries to pay off any debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at our discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuations in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. Dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. Dollar, and the RMB appreciated more than 20.0% against the U.S. Dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. Dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. Dollar. Since June 2010, the Renminbi has fluctuated against the U.S. Dollar, at times significantly and unpredictably, and in recent months the RMB has depreciated significantly against the U.S. Dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future.

Approximately half of our revenues and costs are denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that it needs to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares. Furthermore, a significant depreciation of the RMB against the U.S. dollar may have a material adverse impact on our cash flow in the event we need to convert our RMB into U.S. dollars to repay our U.S. dollar denominated payment obligations.

PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on October 26, 2005, or Circular 75, requiring PRC residents, including PRC resident individuals and PRC companies, to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an “offshore special purpose vehicle.” The PRC resident individuals include not only PRC citizens, but also foreign natural persons who habitually reside in China due to economic interests. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, on July 4, 2014, which replaced the Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Under Circular 37, a PRC resident who is a foreign nature person is not required to complete the registration if he/she uses assets outside China or equity interests in offshore entities to special purpose vehicles. The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Circular 13, which became effective on June 1, 2015. In accordance with Circular 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

We requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of Circular 37 and Circular 13 and to register with the local SAFE branch as required under Circular 37 and Circular 13 as applicable. As of the date of this report, we are aware that a few of our natural person shareholders who are not PRC citizens may otherwise be deemed as PRC residents pursuant to the definitions under the SAFE regulations, but we are not aware that any of them uses assets inside China or equity interest in PRC companies to invest in the Company. Before the issuance of Circular 37, we had attempted to submit applications to the Beijing branch of SAFE for such individual shareholders in accordance with Circular 75, but those applications were not accepted by the Beijing branch of SAFE because those individuals are not PRC citizens. After Circular 37 became effective, we understand these individuals are not required to conduct the registrations since they do not use assets within China or equity interests in PRC companies to invest in the Company. We cannot assure you, however, that the SAFE’s opinion will be the same as our opinion and all of these individuals can successfully complete required filings or updates on a timely manner, or at all in the event these individuals required to conduct the filings. Besides, we have issued and may in future issue shares to certain PRC citizens for the purpose of acquisition of other companies and we have or will request them to register with the local SAFE branch as required under Circular 37 and Circular 13. We cannot assure you, however, that the all of these individuals can successfully complete required filings or updates on a timely manner, or at all. Furthermore, as there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how these regulations, and any further regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We can provide no assurance that we currently are, and we will in the future continue to be, fully informed of identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by Circular 37 and Circular 13 or other related rules in a timely manner. Any failure or inability by any of our shareholders or beneficial owners who are PRC residents to comply with SAFE regulations may subject them to fines or other legal sanctions, such as potential liability for our PRC subsidiaries and, in some instances, for their legal representatives and other liable individuals, as well as restrictions on our ability to contribute additional capital into our PRC subsidiaries or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-denominated loans from our offshore holding companies. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007. Under these rules, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or our local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of our participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

We and our PRC resident employees who participate in our employee stock incentive plans are subject to these regulations. If we or our PRC option grantees fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. We plan to process the SAFE application for our employee stock option plan during fiscal 2020.

PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but it cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce (“MOFCOM”) published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. A draft Foreign Investment Law drafted by the MOFCOM and the National Development and Reform Commission, or the NDRC, has been included in the list of draft laws submitted to the Standing Committee of the National People’s Congress for deliberation under the 2018 Legislation Plan of the State Council. However, it is uncertain when the draft would be signed into law and whether the draft version submitted for deliberation or the final version would have any substantial changes from the draft version published by the MOFCOM. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the Ministry of Commerce before being established. An FIE is prohibited from conducting business in an industry subject to foreign investment “prohibitions” in the “negative list”. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us with respect to our MVNO business, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the telecommunication business, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs.

Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with this information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The enforcement of the labor laws and other labor-related regulations in the PRC may adversely affect our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008 and revised on December 28, 2012. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the Labor Contract Law. Among other things, it is required that that annual leave ranging from five to 15 days be made available to employees and that the employee be compensated for any untaken annual leave days in the amount of three times of the employee’s daily salary, subject to certain exceptions. As a result of these regulations designed to enhance labor protection and increasing labor costs in China, our labor costs have increased. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. Our failure to make contributions to various employee benefit plans and to comply with applicable PRC labor-related laws may subject us to late payment penalties. If we are subject to such penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals, fail to fulfill their responsibilities or misappropriate or misuse those assets, our business and operations could be materially and adversely affected.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Under PRC law, legal documents for corporate transactions, including contracts and leases that our business relies upon, are executed using “corporate chops,” which are instruments that contain either the official seal of the signing entity or the signature of a legal representative whose designation is registered and filed with the State Administration for Industry and Commerce, or SAIC.

Our PRC subsidiaries generally execute legal documents with corporate chops. One or more of our corporate chops may be used to, among other things, execute commercial sales or purchase contracts, procurement contracts and office leases, open bank accounts, issue checks and to issue invoices. We believe that it has sufficient controls in place over access to and use of the chops. Our chops, or chops, including the chops at headquarters level and of each PRC subsidiary, are kept securely at our legal department under the direction of the executive officers at vice president level or higher. Use of chops requires proper approvals in accordance with our internal control procedures. The custodian at our legal department also maintains a log to keep a detailed record or each use of the chops.

However, we cannot assure you that unauthorized access to or use of those chops can be prevented. Our designated employees who hold the corporate chops could abuse their authority by, for example, binding us to contracts against our interests or intentions, which could result in economic harm, disruption or our operations or other damages to them as a result of any contractual obligations, or resulting disputes, that might arise. If the party contracting with us asserted that we did not act in good faith under such circumstances, then we could incur costs to nullify such contracts. Such corporate or legal action could involve significant time and resources, while distracting management from our operations. In addition, we may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

If a designated employee uses a chop in an effort to obtain control over one or more of our PRC subsidiaries, we would need to take legal action to seek the return of the applicable chop(s), apply for a new chop(s) with the relevant authorities or otherwise seek legal redress for the violation of their duties. During any period where we lose effective control of the corporate activities of one or more of our PRC subsidiaries as a result of such misuse or misappropriation, the business activities of the affected entity could be disrupted and we could lose the economic benefits of that aspect of our business. To the extent those chops are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and the operations of those entities could be significantly and adversely impacted.

Although our MVNO business unit is now classified as discontinued operation due to a pending sale, prior to the completion of the sale our contractual arrangements may not be as effective in providing control over the variable interest entity as direct ownership.

We rely on contractual arrangements with our variable interest entity to operate our MVNO business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity and our subsidiaries. If we had direct ownership of the variable interest entity, we would be able to exercise our rights as an equity holder directly to effect changes in the board of directors of the variable interest entity, which could affect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the board of directors of the variable interest entity and would have to rely on the variable interest entity and the variable interest entity equity holders to perform their obligations in order to exercise control over the variable interest entity. The variable interest entity equity holders may have conflicts of interest with us or our shareholders, and they may not act in the best interests of us or may not perform their obligations under these contracts. For example, our variable interest entity and our respective equity holders could breach their contractual arrangements with them by, among other things, failing to conduct their operations, including maintaining our websites and using our domain names and trademarks which the variable interest entity has exclusive rights to use, in an acceptable manner or taking other actions that are detrimental to our interests. Pursuant to the call option, we may replace the equity holders of the variable interest entity at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative and any dispute relating to these contracts or the replacement of the equity holders remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system.

Although our MVNO business unit is now classified as discontinued operation due to a pending sale, prior to the completion of the sale any failure by our variable interest entity or our equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

If our variable interest entity or our equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Although we have entered into exclusive option agreements in relation to the variable interest entity, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into share pledge agreements with respect to the variable interest entity to secure certain obligations of the variable interest entity or our equity holders to us under the contractual arrangements. However, the enforcement of such agreements through arbitral or judicial agencies may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the share pledge agreements are primarily intended to help it collect debts owed to us by the variable interest entity or the variable interest entity equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the variable interest entity.

In addition, although the terms of the contractual arrangements provide that they will be binding on the successors of the variable interest entity equity holders, as those successors are not a party to the agreements, it is uncertain whether the successors in case of the death, bankruptcy or divorce of a variable interest entity equity holder will be subject to or will be willing to honor the obligations of such variable interest entity equity holder under the contractual arrangements. If the variable interest entity or our equity holder (or our successor), as applicable, fails to transfer the shares of the variable interest entity according to the respective exclusive option agreement or share pledge agreement, we would need to enforce our rights under the exclusive option agreement or share pledge agreement, which may be costly and time-consuming and may not be successful. The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. Moreover, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel or court would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the variable interest entity and our subsidiaries, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

Although our MVNO business unit is now classified as discontinued operation due to a pending sale, prior to the completion of the sale we may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our variable interest entity, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

Although the significant majority of our revenues are generated, and the significant majority of our operational assets are held, by our wholly-foreign owned enterprises, which are our subsidiaries, our variable interest entity hold licenses and approvals and assets that are necessary for our business operations, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate variable interest entity equity holders to ensure the valid existence of the variable interest entity and restrict the disposal of material assets of the variable interest entity. However, in the event the variable interest entity equity holders breach the terms of these contractual arrangements and voluntarily liquidate the variable interest entity or any of our subsidiary, or any of these entities declares bankruptcy and all or part of our assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the variable interest entity or our subsidiaries, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our variable interest entity undergoes a voluntary or involuntary liquidation proceeding, our equity holders or unrelated third-party creditors may claim rights to some or all of the assets of such variable interest entity, thereby hindering our ability to operate our business as well as constrain our growth.

Although our MVNO business unit is now classified as discontinued operation due to a pending sale, prior to the completion of the sale the equity holders, directors and executive officers of the variable interest entity, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with us.

PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the variable interest entity must act in good faith and in the best interests of the variable interest entity and must not use their respective positions for personal gain. We control our variable interest entity through contractual arrangements and the business and operations of our variable interest entity are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as directors and executive officers of the variable interest entity and as our directors or employees, and may also arise due to dual roles both as variable interest entity equity holders and as our directors or employees. We cannot assure you that these individuals will always act in our best interests should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. Moreover, we also cannot assure you that these individuals will ensure that the variable interest entity will not breach the existing contractual arrangements. If we cannot resolve any such conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings.

Although our MVNO business unit is now classified as discontinued operation due to a pending sale, prior to the completion of the sale the contractual arrangements with our variable interest entity may be subject to scrutiny by the PRC tax authorities. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore substantially reduce our consolidated net income and the value of your investment.

The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the variable interest entity or their equity holders owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our variable interest entity, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or variable interest entity and/or variable interest entity equity holders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase.

Risks Related to the Electric Vehicle Industry

Future growth is dependent upon consumers’ willingness to adopt electric vehicles.

Due to our contemplated acquisition of a controlling position of KADI, our future prospects are highly dependent upon the timing and pace of consumer adoption of alternative fuel vehicles in general and electric vehicles in particular. The market for alternative fuel vehicles is relatively new and rapidly evolving, characterized by rapidly changing technologies, price and product competition, newly-emerging competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for electric vehicles in China does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. As of the filing of this annual report, the acquisition has not yet been completed due to complication in the change of ownership at the local jurisdiction. We are working with the owners of KADI and the local authorities, and we may have to resolve to owning less than the original intended target of 60% of KADI.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicle products.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicle products, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology, and we may suffer a resulting decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology.

Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for electric vehicles, which would adversely affect our business and operating results.

We believe that much of the present and projected demand for commercial electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, the government eliminated or modified its regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for commercial electric vehicles could be reduced, and our business and revenue could be harmed.

We may be subject to product liability claims or recalls which could be expensive, damage our reputation or result in a diversion of management resources.

We may be subject to lawsuits resulting from injuries associated with the use of the vehicles in which the modules products of KADI are involved. We may incur losses relating to these claims or the defense of these claims. There is a risk that claims or liabilities will exceed our insurance coverage. In addition, we may be unable to retain adequate liability insurance in the future.

We may also be required to participate in recalls involving vehicles with our products, if any prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of resources. While we do maintain product liability insurance, we cannot assure investors that it will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on the results of our operations.

Since KADI’s products primarily involve the central control mechanism of electric vehicles, defective designs or defective components parts can cause significant damage or injury, and our liability risks will increase. While we have had no product liability claims to date, we have relatively little experience with these products, and our insurance coverage may not be sufficient to cover potential claims in the future.

Changes to the government subsidy support policies in the PRC and further delays in subsidy payments may have negative impacts on the electric vehicle market.

The subsidy support polices effective as of April 22, 2015 and the newly announced government subsidy support policies available in the PRC effective as of January 1, 2017, call for a 20% of reduction in central government subsidies per car in 2017 from the 2016 level, and a 20% of reduction in the subsidies for purchasers of certain new energy vehicles (except for fuel cell vehicles) in 2019 and 2020 as compared to 2017 subsidies and the total local government subsidy match to be not more than 50% of the total central government subsidies per car. The reduction of subsidies from both the central government and local governments will inevitably increase the costs to the consumers, which may cause temporary pressure for the electric vehicle (“EV”) market. The change in subsidy payment methods in 2017 from paid in advance to paid post-sale and any further delay in releasing subsidy payments for the EVs manufactured and sold in the prior years might also cause the adverse effects on the EV market.

Any of the above factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors presently not known to us or that we currently deem immaterial may also impair our business or results of operations. Although the production and sales of finished electric vehicles is subject to certain restrictions, we are not aware of any PRC regulations or proposed regulations that will specifically restrict or limit the electric vehicle component business currently conducted by KADI from foreign participation. As a result, we do not currently expect our pending ownership of KADI, or KADI’s relationships within the electric vehicle industry, to be adversely affected by our foreign ownership structure.

Risks Related to Our Recent Transactions

The terms of our previously completed KADI acquisition may subject to change or rescission.

Certain commercial registrations with the local jurisdictions regarding our December 2018 acquisition of KADI and such registrations have not been completed as of the date of the report. If such filings cannot be completed with local government agencies in a reasonable time frame, it may affect our ability to capture the KADI business. Due to certain changes in the electrical vehicle industry and its technologies, such as increases in component pricing, both the Company and KADI have an interest in amending the agreement signed as of December 15, 2018. We are currently in negotiations with KADI. The resulting amendments, if reachable between the parties, may change the percentage of ownership of KADI by Borqs; or if agreeable amendments cannot be reached, Borqs may enforce the originally signed agreement or decide to terminate the agreement or unwind the transaction and seek damages, if any, due to Borqs. As of the filing of this annual report, the acquisition has not yet been completed due to complication in the change of ownership at the local jurisdiction. We are working with the owners of KADI and the local authorities, and we may have to resolve to owning less than the original intended target of 60% of KADI.

Even if we complete the acquisition of KADI, we may be unsuccessful at integrating the KADI business.

KADI’s future business involves multiple steps in seeing through the procurement of the supply contract awarded to KADI, and there is no assurance that KADI can satisfy its customer in the delivery of the products at this scale either in time or up to the quality standards acceptable to the customer. Additionally, there is no assurance that we can support KADI with the necessary funds in time for KADI to set up correctly for the manufacturing of the products. These and other factors unforeseen by both the Company and KADI, including but not limited to new competition, can also appear to affect the demand and pricing of the KADI products and ultimately cause our acquisition of KADI to fail. Also, there is no assurance that the management of KADI will successfully integrate with our management team to ensure a smooth operation going forward and to gain the intended benefits of this acquisition.

We depend on key personnel of KADI and there is no assurance that the management of KADI will successfully integrate with our management team to realize the intended benefits of the acquisition transaction.

There is no assurance that the management of KADI will successfully integrate with our management team to realize the intended benefits of the acquisition transaction. The business of KADI is dependent on Mr. Hu Lin, KADI’s chairman and chief executive officer. In the event that Mr. Lin were unable or unwilling to dedicate his full time to KADI’s business, or if he were to resign or start a competing business, our business and financial results would be adversely affected. KADI has no “key person” insurance on Mr. Lin or any other employee, and no employment agreement with Mr. Lin.

Our repurchase of shares from Zhengqi may adversely affect our liquidity and working capital.

We agreed to repurchase 966,136 of our ordinary shares from one of our largest shareholders, Zhengqi, at the original purchase price and for an aggregate amount of $10.05 million. The repurchase transaction was completed as of May 2019. This repurchase will limit our available cash and may adversely affect our ability to carry out our operations normally due to this reduction in working capital. See Item 5. Operating and Financial Review and Prospects – Related Party Transactions.

Our repurchase of shares from Zhengqi may trigger litigation by other shareholders.

Our agreement to repurchase shares from Zhengqi was not extended to all investors who purchased shares in the August 2017 private placement. Since we repurchased those shares at a premium to current market prices, other purchasers may seek similar treatment. In addition, a minority of our shareholders did not benefit from the return of 1,227,625 escrowed earnout shares to the former Borqs International shareholders on August 3, 2018. Those minority shareholders will receive no direct benefit of proposed repurchase and return, and there is no assurance that those minority holders will not make claims against us. Any such litigation brought by such minority shareholders could be time-consuming and costly, and could materially adversely affect our financial condition and results of operations.

Dependency on Crave and Colmei and financial risks.

Our agreement to purchase shares of Crave and Colmei from the shareholders of those companies may lead us to be more dependent on Crave and Colmei for both components and manufacturing. There is no assurance that Crave and Colmei continue to provide competitive pricing of components and for manufacturing services. There is no assurance that the value of our ownership of Crave and Colmei will not decline, potentially causing a material adverse effect on our financial condition.

Intended sale of Yuantel may not be completed on time.

Although we have received partial payments from the purchaser for the sale of our 75% interests in Yuantel, we have no assurance that we will receive full payments of the purchase price. In the event that the sale cannot be completed or not completed on time, there may be dispute over the control and management of Yuantel which may result in the disruption of the operations of the MVNO BU. The sale was originally scheduled to be completed by the end of 2019. Due to the on-going investigation by the Yunnan Public Securities Bureau, as described in “ITEM 4. INFORMATION ON THE COMPANY” below, the agreement with the one of the buyers was further amended for the closing of the sale to be completed by October 20, 2020.

Our insiders currently own, in the aggregate, approximately 75% of our outstanding ordinary shares and, as a result, are able to exert significant control over matters submitted to shareholders for approval.

Our officers, directors and shareholders who own more than 5% of our outstanding ordinary shares will, in the aggregate, beneficially own approximately 75% of our outstanding ordinary shares. As such, our insiders will be able to significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors, certain decisions relating to our capital structure, amendments to our memorandum and articles of association, and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with the interests of our other shareholders and investors who acquired ordinary shares from the public market or our financing transactions may have no effective voice in the management of our company.

If equity research analysts publish unfavorable commentary or downgrade our ordinary shares, the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our ordinary shares. If one or more equity analysts do cover us and our ordinary shares and publish research reports about us, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

If any of the analysts who elect to cover us downgrades our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our ordinary shares price or trading volume to decline and our ordinary shares to be less liquid.

Future equity issuances could result in dilution, which could cause our ordinary shares price to decline.

We are generally not restricted from issuing additional ordinary shares, and there is no limit to the number of ordinary shares that we are authorized to issue by our memorandum and articles of association. We may issue additional ordinary shares in the future pursuant to current or future equity compensation plans, upon conversions of preferred shares or debt, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling our ordinary shares for any reason, the issuance would have a dilutive effect on the holders of our ordinary shares and could have a material negative effect on the market price of our ordinary shares.

Future sales of our ordinary shares by existing shareholders may cause our ordinary shares price to decline.

If our existing shareholders sell, or indicate an intent to sell, amounts of our ordinary shares in the public market after the contractual lock-up and other legal restrictions on resale lapse, the trading price of our ordinary shares could decline.

We have entered into registration rights agreements with holders of approximately 22,668,739 of our ordinary shares which were purchased prior to or in connection with our acquisition of Borqs International, pursuant to which we have agreed, under certain circumstances, to file a registration statement to register the resale of their shares, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration, except for shares purchased or subscribed for by affiliates. We have not yet registered the resale of these. As such, upon registration of such shares, a substantial number of our ordinary shares may be sold in the public market, which may cause the trading price of our ordinary shares to decline. We may issue additional preferred shares in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our ordinary shares, which could depress the price of our ordinary shares.

Our board also has the power, without shareholder approval, to set the terms of any series of preferred shares that may be issued, including voting rights, dividend rights and preferences over our ordinary shares with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred shares in the future that have preference over our ordinary shares with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our ordinary shares, the rights of the holders of our ordinary shares or the market price of our ordinary shares could be adversely affected. In addition, the ability of our Board to issue preferred shares without any action on the part of our shareholders may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. holders of our ordinary shares.

We have not made a determination as to whether we would be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our preceding taxable year nor can we assure you that we will not be a PFIC for our current taxable year or any future taxable year. A foreign (non-U.S) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Depending on the amount of cash or cash equivalents we currently hold, which are generally treated as passive assets, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Taxation – General”) held an ordinary share or warrant, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more information, see “Taxation – U.S. Federal Income Taxation – U.S. Holders – Passive Foreign Investment Company Rules.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements in the sections captioned “Business,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Plan of Operations” and elsewhere. Any and all statements contained in this report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “pro-forma,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this report may include, without limitation, statements regarding the plans and objectives of management for future operations, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	Market acceptance of our products and services;

●	Competition from existing products or new products that may emerge;

●	The implementation of our business model and strategic plans for our business and our products;

●	Estimates of our future revenue, expenses, capital requirements and our need for financing;

●	Our financial performance;

●	Current and future government regulations;

●	Developments relating to our competitors; and

●	Other risks and uncertainties, including those listed under the section titled “Risk Factors.”

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this report to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this report in conjunction with the discussion under the caption “Risk Factors,” our financial statements and the related notes thereto in this report, and other documents which we may file from time to time with the SEC.

ITEM 4. INFORMATION ON THE COMPANY

Overview

Borqs Technologies, Inc. (formerly known as “Pacific Special Acquisition Corp.”, and hereinafter referred to as the “Company” “Borqs Technologies”, “Borqs” or “we”) was incorporated in the British Virgin Islands on July 1, 2015. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

On August 18, 2017, the Company acquired 100% of the equity interest of BORQS International Holding Corp. (“Borqs International”) and its subsidiaries, variable interest entities (the “VIE”) and the VIE’s subsidiaries (collectively referred to as “Borqs Group” hereinafter) (the Company and Borqs Group collectively referred to as the “Group”) in an all-stock merger transaction. Concurrent with the completion of the acquisition of Borqs International, the Company changed its name from Pacific Special Acquisition Corp.”, to Borqs Technologies, Inc.

Our principal place of business is located at Building B23-A, Universal Business Park, No.10 Jiuxianqiao Road Chaoyang District, Beijing 100015, People’s Republic of China. Our telephone number is +86 10 5975 6336. Our agent in the BVI is Kingston Chambers and their address is P.O. Box 173, Road Town, Tortola, British Virgin Islands.

We are a global leader in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications.

Our Connected Solutions business unit (the “Connected Solutions BU”) works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices.

Our MVNO business unit provides a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing. We decided to sell the MVNO BU in order to focus on the growing IoT industry via our Connected Solutions BU, especially with the coming of 5G.

In November 2018, the Company’s board of director approved the plan to dispose all of its tangible and intangibles assets related to Yuantel, our MVNO BU, the Consolidated VIEs through a series of agreements, signed in November 2018 and February 2019, with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”) and Jinggangshan Leiyi Venture Capital LLP (“JGS Venture”). According to the agreements, all of the Company’s 75% equity interest in Yuantel is disposed at a consideration of RMB108.7 million. The disposal of the Consolidated VIEs represents a strategic shift for the Company and has a major effect on the Company's results of operations. Accordingly, assets and liabilities related to the Consolidated VIEs were reclassified as held for sale for the carrying amounts will be recovered principally through a sale and revenues and expenses related to the Consolidated VIEs have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2017 and 2018 and consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018 have been adjusted to reflect this change. There were no gain or loss recognized on the reclassification of the discontinued operations as held for sale. As of the reporting date, the disposal transaction was not yet closed (See Notes 1-(c) and 23). The sale of the MVNO business unit was originally scheduled to be completed by the end of 2019. Due to the on-going investigation by the Yunnan Public Securities Bureau, as described in “ITEM 4. INFORMATION ON THE COMPANY” below, the agreement with the one of the buyers was further amended for the closing of the sale to be completed by October 20, 2020.

Including the MVNO BU activities, the Connected Solutions business unit represented 70.9%, 79.2% and 82.4% of our net revenues in the years ended December 31, 2016, 2017 and 2018, respectively. In the years ended December 31, 2016, 2017 and 2018, Borqs generated 92.9%, 85.5% and 96.7% of its Connected Solutions BU revenues from customers headquartered outside of China and 7.1%, 14.5% and 3.3% from customers headquartered within China. As of December 31, 2018, Borqs had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 14 million units worldwide. The MVNO BU generated all of its revenue from within China.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2018, 340 of our 564 employees were technical professionals dedicated to platform research and development and product specific customization.

The following customers accounted for 10% or more of our total revenues, not including discontinued operations, for the years indicated:

2018	Reliance Retail Limited	59.6%
	E La Carte, Inc.	8.0%

2017	Reliance Retail Limited	46.4%
	Alpha Network, Limited	13.1%

2016	Reliance Retail Limited	23.4%
	Alpha Network, Limited	20.6%

History and Development of the Company

Corporate Organizational Chart

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and un-consolidated minority interests in certain entities as of the date of this report.

The corporate organization chart reflects our intended sale of the MVNO BU which removed the VIE structure by which it was held. As of the filing of this annual report, proceeds from the sale of the MVNO BU had already been partially received and therefore the historical MVNO activities had been presented as discontinued operations.

Wholly-Owned Subsidiaries and Consolidated Affiliated Entities

The following is a summary of our material subsidiaries and affiliated entities:

Borqs Beijing, a wholly foreign owned enterprise established under the laws of the PRC in 2007, is our primary operating entity and 100% owned by Borqs Hong Kong Limited.

Borqs Hong Kong Limited (“Borqs Hong Kong”), a limited company established under the laws of Hong Kong in 2007, engages in the software and services business and is 100% owned by Borqs International Holding Corp.

Borqs Software Solutions Private Limited (“Borqs Software Solutions”), a private limited company established under the laws of India in 2009, engages in the R&D for software and is 99.99% owned by Borqs International Holding Corp and 0.01% owned by Borqs Hong Kong.

Borqs Korea, a company established under the laws of South Korea in 2012, engages in the R&D of software and is 100% owned by Borqs Hong Kong.

Beijing Borqs Software Technology Co, Ltd. (“Borqs Software”), a company established under the laws of the PRC in 2008, engages in government subsidized software development and engineering projects as well as other software and services business and is 100% owned by Beijing Big Cloud Century Technology Limited (“BC-Tech”), which is 100% owned by Borqs Beijing.

Beijing Borqs Wireless Technology Co, Ltd. (“Borqs Wireless”), a company established under the laws of the PRC in 2013, engages in software development and engineering projects as well as other software and services business and is 100% owned by BC-Tech, which is 100% owned by Borqs Beijing.

Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel” or “Yuantel Telecom”), a company established under the laws of the PRC in 2004, engages in MVNO services and is 95% owned by Yuantel (Beijing) Investment Management Co., Ltd., which is 79% owned by Beijing Big Cloud Network Technology Co., Ltd. (“BC-NW”) resulting in an ownership of 75% of Yuantel by the Company. BC-NW is 100% beneficially owned and controlled by Borqs International through contractual control arrangements as of December 31, 2018. The board of directors approved of the sale of Yuantel which was originally scheduled to be completed by the end of 2019. Due to the on-going investigation by the Yunnan Public Securities Bureau, as described in “ITEM 4. INFORMATION ON THE COMPANY” below, the agreement with the one of the buyers was further amended for the closing of the sale to be completed by October 20, 2020. In the year 2019, Company has received partial payment for the sale, and as of December 31, 2019, the Company owns 45% of Yuantel.

Beijing Tongbaohuida Technology Co., Ltd. (“Tongbaohuida”), a company established under the laws of the PRC in 2012, is 100% owned by Yuantel Telecom. Tongbaohuida has been inactive for the years 2015, 2016 and 2017.

Borqs Technology USA, Inc., a corporation formed in the State of Nevada in July 2019, is 100% owned by Borqs International.

For additional information, see Note 1 in our consolidated financial statements.

Business Units

We currently have two business units (“BU”), Connected Solutions and MVNO. The Connected Solutions BU develops wireless smart connected devices and cloud solutions. The MVNO BU, which we are in the process of phasing out, operates a mobile virtual network in China that provides a full range of 2G/3G/4G mobile communication services at the consumer level and some traditional commercial telephony services. In November 2018, the Company’s board of director approved the plan to dispose all of its tangible and intangibles assets related to the Consolidated VIEs through a series of agreements, signed in November 2018 and February 2019, with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”) and Jinggangshan Leiyi Venture Capital LLP (“JGS Venture”). According to the agreements, all of the Company’s 75% equity interest in Yuantel is disposed at a consideration of RMB108.7 million. Accordingly, assets and liabilities related to the Consolidated VIEs were reclassified as held for sale for the carrying amounts will be recovered principally through a sale and revenues and expenses related to the Consolidated VIEs have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2017 and 2018 and consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018 have been adjusted to reflect this change. There were no gain or loss recognized   on the reclassification of the discontinued operations as held for sale. As of the reporting date, the disposal transaction was not yet closed (See Notes 1-(c) and 23).

Borqs provides Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform consists of three major components: the latest commercial grade Android software that works with particular mobile chipsets, functionality enhancements of the open source Android software and mobile operator required services. Based on the BorqsWare Client Software platform, customers may require Borqs to provide further customization based on their specific market needs. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices. The BorqsWare Server Software provides software necessary for upgrades, charging and various APIs that enhance the customers’ services. Based on BorqsWare Server Software service platform, customers may require us to provide further customization based on their specific needs.

The MVNO BU is designed to provide a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing. The MVNO BU launched operations in the fourth quarter of 2014. The MVNO BU provides services throughout China. Borqs had registered subscribers of approximately 4.5 million at the end of 2016, about 5.4 million at the end of 2017, and about 6.0 million at the end of 2018.

The MVNO BU provides bundled voice and data services to Chinese consumers, serving as the principal in doing so and recognizing revenue on a gross basis.   As sales of bundled services are mostly pre-paid by the consumers, cash received in advance of voice and data consumption are recognized as deferred revenue. Revenue is recognized when the services are actually used. Pre-paid bundled services do not expire.   Sales of the bundles are mostly made through agents and franchisees. Bundled services sold to agents are discounted and not refundable to Borqs; and such discounts are recorded as reductions of revenue. We enter into profit sharing arrangements with franchisees under which bundled services may be returned if not sold to the consumers. The franchisees receive certain percentages of profits made by Borqs on the sales of the bundled services as they are used by the consumers. We account for profit sharing with franchisees as selling expenses in the consolidated statements of operations. Pursuant to the Company’s policy, the amount of discounts that may be provided by the franchisees to consumers is capped at 5%, based on which, we recognized the maximum amount of discounts that may be provided by the franchisees as reductions of revenue.

Connected Solutions

The Connected Solutions BU helps customers design, develop and realize the commercialization of their connected devices. The MVNO BU helps customers deploy their devices in China with 2G/3G/4G cellular connectivity with flexible voice/data plan.

Ideation & Design — Based on customer requirements on the type of connected device the customer want to have, we can help customers design the product ID and user interface. We have the design engineering to provide 2D/3D rendering. The Company can provide physical mockup with different color, material and finishes, so the customer can hold and “feel” the mockup before finalizing the product ID.

Software IP Development — IoT devices are often highly customized and require special software to display the data (e.g. circular watch display and user interface), to reduce the power consumption (e.g., a small battery in a wearable device), to perform specific functions (e.g., push-to-talk) and to connect to the network (e.g., 3G/4G connection). The Company has developed a large number of software libraries that can be reused for various connected devices.

Product Realization — Some customers have limited hardware design capabilities. The Company has a strong hardware research and development team to help customers to design the hardware, including the PCBA design and mechanical design. The Company can also provide turn-key services to help customer to handle the manufacturing logistics (including supply chain and EMS management) in order to manufacture the product. The Company has the experiences and resources to manage the factory supply chain, quality control and other manufacturing logistics.

Deployment — A number of connected devices require cellular 2G/3G/4G connectivity to connect to the network to access the backend cloud services. If a customer intends to deploy their connected devices in China, the customer can acquire SIM cards with flexible voice/data plans from our MVNO to have the cellular connectivity.

Cloud Services and Support — The MVNO can help customers to provision and manage their subscribers database, handle the payment and re-charging and as well as provide data analytics of the subscribers for their usage traffic models.

Our Connected Solutions business unit works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices.

The Connected Solutions BU has a global customer base covering the core parts of the Android platform value chain, including mobile chipset manufacturers, mobile device OEMs and mobile operators. As of December 2018, Borqs has collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 14 million units worldwide.

Our MVNO business unit provides a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing, and acts as a sales and promotion channel for the products developed by the Connected Solutions BU.

Prospective Business Units

On December 15, 2018, the Company and its indirect wholly owned subsidiaries, Borqs Beijing Ltd. (“Borqs Beijing”) and Borqs Hong Kong Ltd. (“Borqs HK”), entered into a Share Purchase Agreement (“Purchase Agreement”) with Shanghai KADI Technologies Co., Ltd (“KADI Shanghai” and, collectively with its subsidiaries and affiliated entities, “KADI”), KADI Technologies Limited (“KADI HK”) and Lin Hu and Shou Huajun, the sole shareholders of KADI Shanghai and KADI HK (the “Selling Shareholders”), pursuant to which Borqs Beijing purchased 60% of the issued and outstanding ordinary shares of KADI Shanghai (“KADI SH Shares”) and Borqs Beijing purchased 60% of the issued and outstanding ordinary shares of KADI HK (“KADI HK Shares, together with the KADI SH Shares, the “KADI Shares”) in accordance with and subject to the terms and conditions set forth in the Purchase Agreement (the “KADI Acquisition”).

The purchase price for the KADI SH Shares consisted of $4,600,000 in cash (the “Cash Consideration”), of which $600,000 was previously advanced to KADI Shanghai. The remaining Cash Consideration is payable to the Selling Shareholders in accordance with the following payment schedule: (i) $2 million payable in four equal installments of $500,000 prior to the end of each calendar quarter of 2019; (ii) $1 million payable in two equal installments of $500,000 prior to the end of June 30, 2020 and December 31, 2020; and (iii) $1 million payable in two equal installments of $500,000 prior to the end of June 30, 2021 and December 31, 2021.  Due to the commercial registration of KADI for our acquisition is still not yet completed as of the filing of this annual report, no cash payments to KADI have been made except for the first $600,000 advanced in 2018.  As of the filing of this report, the acquisition has not yet been completed due to complication in the change of ownership (commercial registration) at the local jurisdiction. We are working with the owners of KADI and the local authorities, and we may have to resolve to owning less than the original intended target of 60% of KADI.

The purchase price for the KADI HK Shares consists of a number of unregistered ordinary shares of the Company equal to $9,750,000 (the “BORQS Shares”), which shares are to be issued to the Selling Shareholders and subject to certain earn-out targets over a period of four years, subject to certain shareholder approvals for such share issuances pursuant to applicable rules of the Nasdaq Stock Market. In the event that shareholder approval is required but not obtained, then no more than 6,257,539 BORQS Shares shall be issued to the Selling Shareholders until such shareholder approval is obtained.

Pursuant to the Purchase Agreement, the Company has the exclusive option until December 31, 2021, exercisable in its sole discretion, to purchase the remaining 40% of KADI Shanghai and KADI HK at a purchase price with a 9% premium to the total purchase price paid by the Company for the KADI Shares.

As of the filing of this report, we are still in the process of completing certain commercial registrations in connection with this acquisition at the local jurisdictions where KADI operates. Due to the change of circumstances in the electrical vehicle industry and its technologies, such as pricing of components, both the Company and KADI see the need to amend the agreement signed as of December 15, 2018. The resulting amendments, if reachable between the parties, may change the percentage of ownership of KADI by Borqs; or if agreeable amendments cannot be reached, Borqs may enforce the originally signed agreement or decide to terminate the agreement and seek damages, if any, due to Borqs.

KADI is a Chinese company that develops software and hardware solutions for electric vehicle control modules, such as charging, battery management and vehicle controls. KADI has worked with the leading automotive companies in China, including Chery, Dong Feng Motors, Geely Auto and Shenzhen Pin Chuan Electric Energy Co. Its founder, Dr. Hu Lin, has nearly 20 years of professional experience working with companies in the automotive industry, including Volkswagen and Delphi. KADI is not a customer or a supplier of Borqs.

KADI has been awarded a RMB320 million ($50 million) multi-year supply contract for its core electric control modules from Shenzhen Espirit Technology Co., Ltd. (“Espirit”), which is a key automotive contractor in China. Borqs believes that KADI’s products will complement Borqs’ existing automobile in-vehicle-infotainment (IVI) solutions, in terms of sales and distribution, and research and development. Borqs anticipates that the experience of its software engineers will enhance KADI’s capabilities while Borqs’ supply chain management team will ensure efficient delivery of hardware products.

Due to our contemplated acquisition of a controlling position of KADI, our future prospects are also dependent upon the timing and pace of consumer adoption of alternative fuel vehicles in general and electric vehicles in particular. The market for alternative fuel vehicles is relatively new and rapidly evolving, characterized by rapidly changing technologies, price and product competition, newly emerging competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for electric vehicles in China does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. KADI’s future business involves multiple steps in seeing through the procurement of the supply contract awarded to KADI, and there is no assurance that KADI can satisfy its customer in the delivery of the products at this scale either in time or up to the quality standards acceptable to the customer. Although we proceed to enter into a definite agreement with KADI and consummate the proposed acquisition, there is no assurance that we can support KADI with the necessary funds in time for KADI to set up correctly for the manufacturing of the products. These and other factors unforeseen by both the Company and KADI, including but not limited to new competition, can also appear to affect the demand and pricing of the KADI products and ultimately cause our acquisition of KADI to fail. Also, there is no assurance that the management of KADI will successfully integrate with our management team to ensure a smooth operation going forward and to gain the intended benefits of this acquisition.

Investigation into the MVNO Business Unit

As disclosed on Forms 6-K on September 24, October 2 and October 24, 2019, there is an on-going investigation by the Yunnan Public Security Bureau (the “Bureau”) on Yuantel, our MVNO Business Unit (the “Yuantel Investigation”).

On September 11, 2019, the Yunnan Public Security Bureau (the “Bureau”) detained the president, one employee and one former employee of Yuantel, the MVNO business unit that we are in the process of selling, for questioning. Under applicable PRC laws, the Bureau has the authority to detain an individual for investigation for up to the standard procedural period of 5 weeks without filing charges. Officers of the Bureau also took copies of contracts between Yuantel and Shandong Yafeida Information Technology Co., Ltd. (“Yafeida”) and a copy of Yuantel’s accounting records.

According to an article published online in China on June 10, 2019 by the Economic Report, four persons from the management of Yafeida had been arrested and accused of fraudulent activities, and no further details have been released as of the date hereof. Yafeida purchases SIM cards from Yuantel and other MVNOs and mobile operators in China.

On October 18, 2019, the Bureau issued official orders to the immediate families of the detained staff and former staff of Yuantel, according to which:

●	The president of Yuantel, as approved by the People’s Prosecutor’s Office of Kunming City Panlong District, was placed under arrest at the Panlong District First Detention Center, for suspicion on the failure to administer information network security and the individual has not been formally charged as of the date of this report; and

●	The operating officer of Yuantel has not been approved for arrest by the People’s Prosecutor’s office but may be summoned for further investigations and was released as of October 19, 2019 on bail of RMB 9,000 Yuan (approximately $1,270).

With regard to the detained former employee of Yuantel, the Company heard from the family of the Yuantel president that an order similar to the order applicable to the president was issued in relation to such former employee although the Company has not been able to obtain a copy of such order.

On November 4, 2019, the Bureau requested another employee of Yuantel to go to Yunnan for questioning. Upon the person’s arrival at the Bureau in Yunnan, he was detained for cooperation with the investigation.

As normal procedure in China, the Kunming City Panlong District Branch of the Bureau will have up to 150 days to perform its supplementary investigation of the accused individual. After the supplementary investigation period, if the Prosecutor considers there is adequate evidence to prosecute, the Prosecutor will initiate a public prosecution in which the suspect will be charged and the case will be presented to the court. Otherwise, according to PRC criminal law, if the Prosecutor considers there is inadequate evidence to prosecute, the suspect will be released and the case will be dismissed.

As of the date of this report, no charges have been made against the president or the former employee of Yuantel. The Company will cooperate with the Bureau in connection with this proceeding. The operations of Yuantel and the Company are continuing as in the past. There have been no other details released by the Bureau as of the date of this report, and neither Yuantel or the Company, or anyone else associated with Yuantel or the Company, has received any notice or received any other information from the Bureau or other PRC authorities regarding the Investigation.

The Company is in the process of selling Yuantel, which was originally to be completed by the end of the year 2019. Due to the on-going investigation, the Company has signed an amendment with the purchaser of Yuantel to extend the closing of the transaction until October 2020.

Customers

The Company’s primary customers are mobile chipset manufacturers, mobile device OEMs and mobile operators. For the year ended December 31, 2018, Reliance Retail Limited and E La Carte, Inc. accounted for 59.6% and 8.0% of our net revenues, respectively. In the year ended December 31, 2017, Reliance Retail Limited and Alpha Network, Limited Corp accounted for approximately 46.4% and 13.1% of our revenues, respectively. In 2016, Reliance Retail Limited and Alpha Network Limited accounted for approximately 23.4% and 20.6% of our revenues, respectively. The majority of the Company’s customers are located outside of China.

The Connected Solutions BU designs chipsets and related software for mobile connected devices. The Company outsources manufacturing of connected devices to third-party factories, buying key components for devices and consigning them to the factories to manufacture and assemble. The Company serves as a contract manufacturer of the products for Reliance, using Colmei Technology International Ltd. (“Colmei”) and its affiliate Shenzhen Crave Communication Co., Ltd. (“Crave”) to source necessary components. Due to Crave’s large manufacturing volume, it is able to negotiate favorable component pricing.   The Connected Solutions BU benefits from Crave’s and Colmei’s component purchasing power and business referred to the Company by Crave and Colmei. The Company sells the final products to its customers, which are responsible for marketing and retail distribution.

The MVNO BU serves all the domestic China market. Operating under the brand name Yuantel, the MVNO BU leverages the network coverage China Unicom, which is China’s incumbent mobile operator. Subscribers purchase prepaid services, and are charged by the amount of data consumed, minutes of voice calls made, number of text messages sent, and other value-added services (such as caller ID display) used. As needed, subscribers may refresh the mobile phone SIM card, on a pay-as-you-go basis. Each month, we pay China Unicom for the total amount of traffic (MB of data, minutes of voice call made, etc.) actually consumed by subscribers. We renewed the operating agreement with China Unicom as of January 16, 2019, which is for a two-year period until December 31, 2020.

The Company uses MVNO franchisees and agents as distribution channels. Those franchisees sell our prepaid services to their subscribers, on SIM cards. The Company compensates franchisees under a profit-sharing arrangement that is based on gross margin on franchisee sales of our services to subscribers. Agents sell our services on behalf of the Company and pay us a discount price for those services.

Research and Development

The Company has dedicated significant resources to research and development, with research and development centers in Beijing, China and Bangalore, India. As of December 31, 2018, 340 of our 564 employees were technical professionals dedicated to platform research and development and product specific customization. Technical professionals have diverse backgrounds and experience gained through employment with leading mobile chipset designers and manufacturers, mobile device OEMs, internet content providers and other software and hardware enterprises.

The Company’s research and development centers work together to develop core proprietary software, and each center focuses on project specific implementation related to specific hardware platforms and customer specifications. The Company technical professionals are divided into two core groups, one focused on our Android+ software platform solutions, and one focused on our Android+ service platform solutions. Each group is further divided into sub-groups for platform development, system engineering and architecture, low-level software development, high-level application development, program management, system testing and verification and software configuration management.

Our current research and development efforts are focused on developing the BorqsWare software and service platform solutions to improve and enhance the following aspects of the Android platform:

●	stability and reliability;

●	performance and power management;

●	Android platform integration with various kinds of chipsets;

●	usability, input mechanism and display mechanism;

●	security and anti-hacking of applications;

●	in-country localization;

●	automated cross applications software testing;

●	4G radio network specific functionality, such as FDD-LTE and TD-LTE; and

●	mobile operator end-to-end services; and integration of mobile Internet services with traditional telecommunication services, such as integration of instant messaging with short messaging.

A typical research and development project is staffed with members of the sales team, a research and development team comprised of a project manager, a platform development team, a customer development team and a system testing team, as well as finance personnel. At the beginning of a project, a member of the sales team will work with a project manager to simultaneously track research and development and commercial milestones. The project manager is responsible for ensuring the research and development milestones are achieved in a timely manner, including system testing, and a member of the sales team is responsible for tracking sales milestones. Finance personnel review each invoice and determine the appropriate accounting treatment under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). A typical research and development project takes between six to nine months to complete. In general, a significant portion of each research and development project consists of existing Android platform software and service solutions, while incorporating necessary customizations for a particular customer.

Intellectual Property

The Company regards patents, copyrights, trademarks, software registrations, trade secrets and similar intellectual property as critical to its success. The Company relies on a combination of trademark, copyright, patent, software registration and trade secret laws, and enters into confidentiality agreements with employees and relevant third parties to protect our intellectual property rights. All employees enter into agreements requiring them to keep confidential all proprietary and other information relating to customers, methods, technologies, business practices and trade secrets.

The Company has been granted 130 patents in China and six patents in the United States, and as of December 31, 2018 it had 18 pending patent applications in China and three pending patent applications in the United States. The Company also has 91 software copyrights and 47 trademarks registered and 17 pending trademarks in China. In addition, the Company has registered its domain name with various domain name registration services.

Competition

The Company believes that the marketplace for connected devices and MVNO solutions is highly fragmented, but that few are capable of providing an end-to-end solution with software, hardware, product realization and bundling with a SIM card with voice/data plan (via a MVNO or mobile operator). In 2018 we intend to sale the MVNO BU, and in February 2019 we signed agreements with buyers to sale of all of our interest in the MVNO BU. The sale was originally scheduled to be completed by the end of 2019. Due to the on-going investigation by the Yunnan Public Security Bureau, we have signed an amendment with one of the buyers for the sale to be completed by October 2020.

The market for connected devices and MVNO solutions is rapidly evolving, and in the future the Company may not be able to compete successfully against current and potential competitors. The Company expects competition to intensify as new competitors enter the market, and as existing competitors attempt to diversify and expand their software and service solutions offerings across the Android platform. The primary competitors for the Company include traditional hardware-centric OEMs and software development companies.

●	The traditional OEMs are strong in hardware design and own factories, but they are very weak in software development as well as not familiar with operator and mobile chipset requirement;

●	The large software development companies have sizable software teams and global coverage, but they are very weak in hardware design and manufacturing expertise;

●	Some of the Company’s competitors have significantly greater financial, technical, marketing, sales and other resources and significantly greater name recognition than we have.

Competitive Strengths

We believe the following factors differentiate us from our competitors and contribute to our success:

Strategic relationships with leading chipset vendors.

The Company works closely with leading chipset vendors in their software development, including software for their latest state-of-the-art chipsets. The Company develops connected device products and solutions based on these chipsets. These relationships enable the Company to develop a competitive product portfolio.

Strong software capabilities across core parts of the Android platform value chain drive a full suite of BorqsWare software and services platform solutions and a significant time to market advantage for customers.

The Company has focused on building its innovative technology platform to serve customers across the core parts of the Android platform value chain. We believe the Company was first to develop commercial grade software to support video telephony for Android. In collaboration with China Mobile, the Company developed the base chipset software to deploy Android-based mobile devices to support China Mobile’s TD-SCDMA network.

Global customer base and extensive industry relationships.

The Company had more than 50 customers as of December 31, 2018, including some of the world’s leading companies in the mobile industry. Its diversified customer base includes mobile chipset manufacturers, mobile device original equipment manufacturers (“OEMs”) and mobile operators. Through 2018, the Company has collaborated with more than six mobile chipset manufacturers (including Intel, Qualcomm, Marvell) and 29 connected device OEMs (including LGE, Micromax, Acer, Motorola and Vizio) to commercially launch Android-based devices in 11 countries, and more than 13.5 million mobile devices sold worldwide have BorqsWare software platform solutions embedded. Our products have been deployed by more than 10 service providers (including AT&T, China Mobile, Claro, Orange, Reliance Jio, Sprint, Verizon) on four continents.

Significant resources dedicated to research and development; Patents.

The Company dedicated significant financial and human resources to research and development needed to build a full suite of connected device software and service platform solutions to address evolving customer needs across the core parts of the Android platform value chain.

Government Regulation

The Company’s operations are subject to extensive and complex state, provincial and local laws, rules and regulations. The PRC government restricts or imposes conditions on foreign investment in telecommunication business. Borqs International Holding Corp and its PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, they are subject to PRC legal restrictions on or conditions for foreign ownership of telecommunication business. Due to these restrictions, the Company conducts its discontinued operations of the MVNO business in China through BC-NW, its variable interest entity and the subsidiaries of BC-NW. As all the registered shareholders of BC-NW are PRC citizens and all other shareholders of the subsidiaries of BC-NW are also PRC citizens or PRC domestic enterprises, BC-NW and its subsidiaries are therefore considered as PRC domestic enterprises under PRC law. The “registered shareholders” of BC-NW refer to those shareholders who have pledged their equity interest in BC-NW to Borqs Beijing Ltd., or WFOE, and entered into exclusive option agreements with WFOE as part of the contractual arrangements. The Company’s contractual arrangements with BC-NW and the registered shareholders of BC-NW allow it to have the power to direct the activities of BC-NW and its subsidiaries that most significantly impact their economic performance.

The Company’s operations are also subject to trial licenses granted by the Ministry of Industry & Information Technology of China (“MIIT”), under the mobile virtual network trial program initiated by the MIIT in 2013 to implement the Chinese State Council’s encouragement of private investments in various industries, including telecommunication industry. The trial program and all trial licenses issued thereunder, including those of the Company, were originally set to expire as of December 31, 2015. According to the trial program policies issued by the MIIT, the MIIT will work on formalizing commercial policies regarding the operation of MVNO based on the development of the trial program. On December 28, 2015, the MIIT issued a notice stating that while the government is “diligently researching and determining the formal commercial policies regarding the operation of MVNO, the temporary licenses issued continue to allow MVNO enterprises to operate, and the base telecommunication enterprises shall continue to provide cooperation, support and maintenance services”, as translated from the MIIT’s notice. All MVNOs in China, including the Company, continued to operate and provide mobile communication services for subscribers based on the trial licenses.

The MIIT issued a Notice on the Official Commercial Use of Mobile Communication Resale Business (the “Official Notice”) on April 28, 2018, which took effect on May 1, 2018. The Official Notice requires an enterprise that has obtained a trial license, or the Pilot Enterprise to execute commercial contracts with a basic telecommunications company and apply for the telecommunications business license to replace the trial license. The Pilot Enterprise is allowed to continue to carry out its MVNO business during such application period. According to the Official Notice, the Pilot Enterprise will be ordered to terminate its MVNO business under certain circumstances, including (1) termination of cooperation between the Pilot Enterprise and the basic telecommunications enterprise resulting in Pilot Enterprise’s failure to operate its business; (2) failure to obtain the telecommunications business license within 2 years of the date of promulgation of the Official Notice; (3) occurrence of serious telecommunication fraud cases or malignant group accidents due to the Pilot Enterprise’s malpractice. In addition, the Official Notice requires the MVNO enterprise to establish network security management systems, deploy corresponding management personnel, implement the real-name registration for telephone users, protect users’ personal information, effectively implement the prevention and crackdown of communication information fraud, and standardize its user service agreements and financial management systems. We submitted our application for the official MVNO license. In July 2018, the MIIT has issued the MVNO license to us which will expire on July 12, 2023.

Employees

As of December 31, 2018, we had 564 employees. None of our employees are represented by a labor union. Most of the Company’s employees are located in China, and a large percentage of its research and development personnel are located in India.

The Company pays most of employees a base salary and performance-based bonuses, including annual incentive bonuses and project-based bonuses. It pays commissions to sales personnel. Employees are also eligible to participate in the Company’s stock incentive program.

The Company is required under PRC laws and regulations to participate in a government-mandated, defined benefit plan for its full-time employees, pursuant to which we provide social welfare benefits, such as pension, medical care, unemployment insurance, work-related injury insurance, maternity insurance and employee housing fund. The Company employees are not covered by any collective bargaining agreement. The Company believes it has good relations with its employees.

The Company uses a variety of methods to recruit technical professionals to ensure that it has sufficient research and development and other expertise on an ongoing basis, including the company website, an external online recruiting website, targeted technical forums, campus recruitment at leading technical universities and institutions, job fairs and internal referrals from current employees.

The Company offers training programs to its employees covering professional training such as training related to customer service and product management and technical training such as training related to telephony and project management. The Company holds periodic workshops to enhance the leadership skills of management personnel.

Description of Properties

The Company’s principal executive offices are located in Beijing, China, where the Company leases approximately 3,600 square meters of office space. The Company also occupies leased facilities of 4,400 square meters for other offices and research and development facilities in India. The following table sets forth the location, approximate size and primary use and expiration date of all the Company’s materially important physical facilities as of December 31, 2018. Extension beyond the expiration of both leases will be up to negotiation with the property owners.

Locations	Approximate Size	Primary Uses	Lease Expiration Date
Beijing, China	3600 sq. meters	Principal executive office and research and development	May 31, 2020
Bangalore, India	4400 sq. meters	Research and development	December 9, 2020
Total	8000 sq. meters

Segments

We operate in two reportable segments, one is the mobile virtual network operator services (“MVNO” or “Yuantel”), and the other one is Connected Solutions. See Note 2, Segment Reporting, of our notes to consolidated financial statements.

Geographic Concentration

The following table sets forth the Company’s connected solutions net revenues from customers, in absolute amount and as a percentage of net revenues, based on location of the customer’s headquarters.

	For the years ended December 31,
	2016		2017		2018
	$	%	$	%	$	%
	($’000)
China	6,076	7.1%	17,687	14.5%	4,282	3.3%
India	25,126	29.4%	70,421	57.6%	96,550	75.2%
United States	34,526	40.4%	23,312	19.1%	15,663	12.2%
Rest of the World	19,720	23.1%	10,813	8.8%	11,925	9.3%
Net Revenues	85,448	100.0%	122,233	100.0%	128,420	100.0%

The Company’s connected solutions net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2016 to 2018, we engaged a significant customer in India during the second half of 2016 and this customer continued to place orders with us in 2017 and 2018.

Recent Developments

On December 6, 2019, the Company entered into a letter of engagement (the “Original LOE”) with American West Pacific International Investment Corp. (“AWP”). The Original LOE has a term of one (1) year, renewing automatically each year for another one (1)-year term unless terminated by one party with notice to the other. The Original LOE provides that AWP will serve as a non-exclusive representative to identify, review and advise the Company with respect to strategic alliances, including identifying strategic business and governmental contacts, partners, customers and entities which may assist or are synergistic to the Company’s business. In addition, AWP will assist the Company to identify and negotiate with sources of financing including debt and/or equity during the term of this agreement. It will be the Company’s sole decision whether it will acquire or invest in the businesses or products identified by AWP, or to proceed with any financing transaction provided for consideration to the Company through the efforts of AWP.

On January 17, 2020, the Company and AWP entered into an amended letter of engagement (the “Amended LOE”), which amends the fees to be paid to AWP. The fees to be paid to AWP include:

●	An initial cash retainer of $25,000 upon engagement.

●	A second cash payment (the “Second Cash Payment”) of $25,000 to be paid upon the delivery to and acceptance by the Company of the supporting document from an institutional party and/or bank, which such payment is to be credited against any success cash fee payable by the Company.

●	For the successful arrangement of debt for purchase order working capital financing the Company (a) a cash success fee of 4% of the cash raised, plus (b) 4% of the value of the funds raised in shares, if any (collectively, the “Working Capital Financing Fees”).

●	For the successful arrangement of debt financing for replacement loans the Company would pay (a) a cash success fee of 4% of the cash raised, plus (b) 4% of the value of funds raised in shares (collectively, (the “Loan Replacement Fees, ” and, together with the Working Capital Financing Fees, the “Financing Fees).

●	Ordinary shares issuable for the Financing Fees will be calculated with a per share price of $1.50.

●	Upon the execution of a Strategic Cooperation Agreement (“SCA”), (a) a cash fee equal to $25,000 plus (b) the issuance of 1,250,000 ordinary shares of the Company plus (the “Retainer Shares”) warrants (the “Retainer Warrants” and together with the Retainer Shares, the “Retainer Securities”) to purchase 1,250,000 ordinary shares of the Company, with each Retainer Warrant exercisable into one ordinary share at $2.25 per share. Each Retainer Warrant will have an expiration of 36 months, and will have a cashless exercise feature payable in ordinary shares.

●	The ordinary shares to be issued and the ordinary shares issuable upon the exercise of the warrants pursuant to the Amended LOE must be registered on a registration statement within 90 days from the execution of the SCA. Any other ordinary shares issued in connection with Amended LOE have piggy-back registration rights.

●	The Financing Fees earned in accordance with the foregoing will be credited against the Second Cash Payment.

On January 17, 2020, the SCA was entered into by and between the Company, China National Technical Import & Export Corp. (“CNTIC”), and Genertec America Inc. The SCA provides for a strategic partnership and including, without, limitation (i) CNTIC will arrange finance from Chinese financial institutions for the Company’s current purchase orders; and (ii) CNTIC will arrange financing for the Company for all of its purchase orders if they are in line with regulation of Chinese financial institutions.

Available Information

Our annual reports on Form 20-F, current reports on Form 6-K, and other forms and periodic reports when we were filing as a foreign private issuer, are available free of charge on our website (www.borqs.com) as soon as reasonably practicable after we have electronically filed such materials with, or furnished such materials to the Securities and Exchange Commission. They are also available at www.sec.gov.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements”.   This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions.  Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors”.

References in this Annual Report to “we,” “us” or the “Company” refer to Borqs Technologies, Inc. References to our “management” or our “management team” refers to our officers and directors. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this Annual Report including, without limitation, statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of this Annual Report. The Company’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Overview

Borqs Technologies, Inc. (“we”, “the Company” or “Borqs”) is a company focused on software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications. In recent years, we have been awarded significant business contracts from Intel and Qualcomm, leading global chipset manufacturers. Particularly, significant contracts from Qualcomm were awarded to us in 2018, and also in 2019.

Pursuant to the Company’s acquisition of Borqs International Holding Corp (“Borqs International”) by way of merger, which completed on August 18, 2017, Borqs International became a wholly-owned subsidiary of the Company, with the Company adopting the business of Borqs International and its consolidated subsidiaries going forward and reporting the historical consolidated financial statements of Borqs International on future SEC filings as those of the Company, which was renamed Borqs Technologies, Inc.

Our Connected Solutions business unit works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices.

Our MVNO business unit provides a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing, and acts as a sales and promotion channel for the products developed by the Connected Solutions BU.

In the year ended December 31, 2016, 2017 and 2018, Borqs generated 92.9%, 85.5% and 96.7% of its connected solutions net revenues from customers headquartered outside of China and 7.1%, 14.5% and 3.3% of its net revenues from customers headquartered within China. As of December 31, 2018, Borqs had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 14.0 million units worldwide.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2018, 340 of our 564 employees were technical professionals dedicated to platform research and development and product specific customization.

We have achieved significant growth since inception in 2007. Not including our MVNO BU activities which are now represented as discontinued operations due to our intended sale of the MVNO BU, net revenues from continuing operations of the Connected Solutions BU increased from $75.1 million in the year ended December 31, 2015 to $85.4 million in the year ended December 31, 2016, to $122.2 million in the year ended December 31, 2017 and to $128.4 million in the year ended December 31, 2018. We recorded a net income of $5.4 million in the year 2016, a net loss of $12.8 million in 2017 which included non-cash merger related costs of $14.5 million; and in the year 2018 we incurred a net loss of $69.1 million which included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018 due to uncertainty in collectability, non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses.

Key Factors Affecting Results of Operations

Revenue mix impacts our overall gross profit and gross margin. In particular:

Connected Solutions BU. Revenue from product sales is the largest component of Connected Solutions BU revenue. Product sales gross margin is primarily affected by competition, cost of components and intellectual property royalties. Gross margin for engineering design fees and software royalties tends to be higher because the associated cost of revenues is lower than that for hardware products and pricing is less subject to competitive pressure. In addition, because product sales and software royalties are generally calculated on a per-unit basis, our revenue will vary depending upon the volume of product sales. Engineering design fees are generally not related to volume of product sales.

Connected Solutions BU net revenues and gross profits are affected by general factors in the highly competitive mobile industry, such as shifts in consumer preferences and customer demands, technological innovations, competing mobile operating systems, and pricing trends. Results are also affected by developments in the Android platform and software market specifically, such as Google’s continued support of the Android platform, continued availability of a free and open source software license for that platform, continued deployment of the Android platform, and continued outsourcing of software development to third party providers. Unfavorable changes in any of these factors could affect market demand for our solutions and materially adversely affect our revenues and results of operations. Revenues and gross profit in the Connected Solutions BU are also affected by Company-specific factors, including:

●	We rely on a limited number of customers for a significant portion of our net revenues, particularly our relationship with a customer that is a prominent mobile chipset manufacturer. We also rely on this mobile chipset manufacturer from a strategic viewpoint, since products that we develop for this customer may also be scaled to other mobile device OEM customers. We devote a significant portion of our research and development resources to this effort. Our results of operations would be significantly harmed if our collaboration with this customer was to decline or its Android-related product development efforts were not successful.

●	Our ability to grow our net revenues depends on our ability to expand our customer base, both in terms of number of customers and geographic concentration, and also increase the number of projects we undertake for existing and new customers. Our ability to do so depends on the success of our products and services and those of our customers, and on our marketing and sales performance.

●	Our ability to maintain our position as one of the largest independent Android platform software company will require us to continue to strengthen our technology expertise and capabilities by focusing our research and development to maintain technology leadership and offer advanced Android platform software and service solutions on our customers’ demanding timelines. In addition, our ability to grow our revenues will largely depend on how quickly we and our customers can roll out new products and services.

●	Competing successfully in the Android platform and software market requires us to maintain a competitive pricing structure, including labor costs and operating expenses. Competition for software engineers is intense, particularly in mainland China and in India.

MVNO BU. Gross margin of the MVNO BU is affected by the wholesale rates obtained from the incumbent operator, as well as the competition in the market.

MVNO BU revenues and gross profit are affected by general factors in the mobile telecom industry in China, such as the voice/data pricing trends offered by other MVNOs and incumbent operators. We enter into profit sharing arrangements with franchisees, under which franchisees receive a percentage of profits on sales of bundled services as they are used by the consumers. Profit sharing amounts are recognized as selling expenses, and limited discounts provided by franchisees to consumers are recognized as reductions of revenue in accordance with ASC 605-50. Competitive factors in voice/data pricing could affect the demand for our MVNO services and affect our mobile subscriber growth, which could materially and adversely affect our revenues and result of operations. MVNO BU revenues and gross profit are also directly affected by Company-specific factors, including:

●	The bulk wholesale rates for voice and data service. We rely on China Unicom, the incumbent operator, to provide us with attractive and competitive bulk wholesale rates of voice-per-minute and MB-of-data to compete with our competitors.

●	The Chinese government policy on MVNO services. We rely on China’s government to continue to grant us a license to operate the MVNO services.

The aggregate amount of cash and cash equivalent and restricted cash are not materially affected by currency fluctuations because the majority of our revenues are denominated in U.S. Dollars based on contracts made in Hong Kong. Financings from sales of equity and working capital loans are denominated in U.S. Dollars and executed in Hong Kong and the Cayman Islands, and repayments have been made in U.S. Dollars outside of China, thus not requiring approval from the PRC State Administration of Foreign Exchange. The MVNO business, and small amounts of Connected Solutions BU activities within China, generate revenue in Renminbi. Personnel and personnel-related expenses are primarily paid in Renminbi, and costs of components used in Connected Solutions BU hardware revenues are primarily paid in U.S. Dollars. As of December 31, 2018, we held cash and cash equivalents totaling $2.27 million on a consolidated basis.

Results of Operations

The following table sets forth a summary of the Company’s consolidated results of operations for the periods indicated. The activities indicated herewith were from our Connected Solutions BU, our continuing operations; they did not include activities from our MVNO BU which were classified as discontinued operations. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere or incorporated by reference in this Annual Report. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

Comparisons of Fiscal Years Ended December 31, 2016, 2017 and 2018

	Fiscal Years Ended December 31,
Consolidated Statement of Operations Data:	2016	2017	2018
	($’000)
Net revenues	85,448	122,233	128,420
Cost of revenues	(64,943)	(103,494)	(134,443)
Gross profit (loss)	20,505	18,739	(6,023)

Operating expenses	(15,538)	(29,262)	(60,825)
Other operating income	3,738	2,116	180
Operating income (loss)	8,705	(8,407)	(66,668)

Other income (expense)	(29)	(2,041)	(2,059)
Income (loss) from continuing operations, before income taxes	8,676	(10,448)	(68,727)

Income tax expense	(3,244)	(2,342)	(331)
Net income (loss) from continuing operations	5, 432	(12,790)	(69,058)

Discontinued operations
(Loss) income from operations of discontinued operations	(3,421)	408	(1,300)
Income tax benefit (expense)	585	23	(1,641)
(Loss) income on discontinued operations	(2,836)	431	(2,941)

Net income (loss)	2,596	(12,359)	(71,999)

Less: net (loss) income attributable to noncontrolling interests	(632)	210	(235)
Net income (loss) attributable to Borqs Technologies, Inc.	3,228	(12,569)	(71,764)

We experienced a net income of $2.6 million in the year ended December 31, 2016. For the year ended December 31, 2017, we had a net loss of $12.4 million before deduction for noncontrolling interests, which included non-cash merger related costs of $14.5 million. For the year ended December 31, 2018 we incurred a net loss of $62.0 million which included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018 due to uncertainty in collectability, non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses.

Net Revenue

Our net revenues represent our gross revenues, less PRC value added taxes and other deductions. Connected Solutions BU net revenues consist of engineering design fees, software royalties and product sales. MVNO BU net revenues, which were classified as discontinued operations, consist primarily of monthly recurring revenue.

For the year ended December 31, 2016, net revenues from Connected Solutions BU, or our continuing operations, were $85.4 million and net revenues from MNVO BU, presented here as discontinued operations, was $35.1 million, compared to $122.2 million and $32.1 million in the year ended December 31, 2017, respectively. Connected Solutions BU net revenues increased 43.0% from the year ended December 31, 2016 to the year ended December 31, 2017. MVNO BU net revenue decreased 8.5% from the year ended December 31, 2016 to December 31, 2017. For the year ended December 31, 2018, Connected Solutions BU net revenues was $128.4 million, an increase of 5.0% from the year ended December 31, 2017, and MVNO BU net revenues was $27.4 million, a decrease of 14.7% from the year ended December 31, 2017. Hardware sales of our Connected Solution BU comprised of all made-to-order products with quantities as stipulated by our customers, and also included consumer and industrial use devices as well. As such, the orders we receive from our customers may not adhere to seasonality and therefore fluctuations in our business activity levels may conform to any particular trend.

Net Revenues — Connected Solutions BU

Connected Solutions BU net revenues consist of engineering design fees, software royalties and product sales. MVNO BU net revenues consist primarily of monthly recurring revenue.

BorqsWare software platform solutions are based on the Company’s core proprietary software and include base chipset software supporting various radio network chipsets and application processors, commercial grade software to differentiate the Android platform for our customers and mobile operator required services. BorqsWare software platform solutions are embedded directly into connected devices. We generate revenues from our BorqsWare software platform solutions by charging our customers a product fee for project-based design contracts and/or a service fee for research and development services on a time and material basis, depending upon the nature of the contracts we entered into with our customers. In addition, we charge usage-based royalties in a majority of our project-based software contracts, which royalties are determined based on the customer’s volume of sales of products in which a mobile chipset or connected device with BorqsWare software platform solutions embedded.

As discussed more fully under “— Critical Accounting Policies and Estimates — Revenue Recognition — Project-Based Software Contracts,” the Company’s project-based software contracts include post-contract support, or PCS, where the customer has the right to receive unspecified upgrades/enhancements on a when-and-if available basis. Since we are unable to establish vendor-specific objective evidence of fair value of post contract services, or PCS, revenues from project-based software contracts are recognized on a straight-line basis over the longest expected delivery period of undelivered elements of the arrangement, which is typically the PCS period. Project-based software contracts that include PCS, which have a typical PCS period of 12 months, range from six to 36 months. As a result of this revenue recognition method, some portion of the net revenues we report in each period is recognition of deferred revenues from contracts entered into in prior periods and for which the research and development and engineering work has already been completed. In addition, a majority of the project-based software contracts provide for usage-based royalties. We recognize royalties upon the receipt of quarterly usage reports provided by customers.

The following table sets forth our net revenues, as well as the components of such revenues, for the periods indicated, both in absolute amount and as a percentage of total net revenues:

	For the years ended December 31,
	2016		2017		2018
	$	%	$	%	$	%
	($’000)
Software	14,912	17.5%	11,212	9.2%	9,503	7.4%
Hardware	70,536	82.5%	111,021	90.8%	118,917	92.6%
Connected Solutions BU net revenues	85,448	100.0%	122,233	100.0%	128,420	100.0%

Software

Software net revenues were $14.9 million, $11.2 and $9.5 million in the years ended December 31, 2016, 2017 and 2018, respectively, representing 17.5%, 9.2% and 7.4% of our continuing operations Connected Solutions BU net revenues. The $3.7 million decline in software net revenues in the year ended December 31, 2017 from the year ended December 31, 2016 was mainly attributable to an overall decrease in software engineering project sales. The $1.7 million decrease in the year ended December 31, 2018 compared to the year ended December 31, 2017 mainly reflected decreases in software engineering activities completed for customers in 2018 as well as the recognition of PCS delivered during 2018 for projects completed in 2017. We account for software engineering contracts applying the completed contract method, recognizing the entire software project fixed fees ratably over the PCS service periods. PCS service periods are generally 12 months, with ranges from six months to three years, and commences upon completion of customer acceptance of the completed software projects.

Hardware

Hardware net revenues were $70.5 million, $111.0 million and $ 118.9 million in the years ended December 31, 2016, 2017 and 2018, respectively, representing 82.5%, 90.8% and 92.6% of our continuing operations Connected Solutions BU net revenues. The $40.5 million increase in the year ended December 31, 2017 and the $7.9 million increase in the year ended December 31, 2018 reflected the increased volume of sales of products in those periods, particularly in tablets, ruggedized handsets, and high-speed data smart phones and home entertainment remote controls.

All hardware sales were contracted and made to order, and our sales were final without taking returns. Small percentages of replacement units and parts were provided to customers and those costs were included in cost of revenues. We provide engineering design work as specified by our customers, and production begins after the customer accepts the design. We are responsible for procurement of all components, materials and tooling, and for selection of third-party factories for product assembly. Revenue is recognized when products are shipped to the customer. We are not engaged in the marketing and distribution of the hardware products.

Customer Concentration

We were initially focused on research and development efforts for providing BorqsWare software platform solutions to mobile device OEMs. We have since leveraged our deep technology expertise to provide BorqsWare software platform solutions to mobile chipset manufacturers. The following table sets forth net revenues by type of customer, both in absolute amount and as a percentage of net revenues for the periods presented:

	For the years ended December 31,
	2016		2017		2018
	$	%	$	%	$	%
	($’000)
Mobile device OEMs	70,536	82.5%	111,021	90.8%	118,667	92.4%
Mobile Chipset Vendors	14,912	17.5%	11,212	9.2%	9,753	7.6%
Connected Solutions BU Net Revenues	85,448	100.0%	122,233	100%	128,420	100%

We expect our net revenues from mobile device OEMs to continue to grow as we develop more connected devices, especially IoT products.

Geographic Concentration

The following table sets forth our net revenues from customers based on location of the customer’s headquarters, both in absolute amount and as a percentage of net revenues. These figures do not take into account the geographic location of end-users of customer products:

	For the years ended December 31,
	2016		2017		2018
	$	%	$	%	$	%
	($’000)
China	6,076	7.1%	17,687	14.5%	4,282	3.3%
India	25,126	29.4%	70,421	57.6%	96,550	75.2%
United States	34,526	40.4%	23,312	19.1%	15,663	12.2%
Rest of the world	19,720	23.1%	10,813	8.8%	11,925	9.3%
Net revenues	85,448	100.0%	122,233	100.0%	128,420	100.0%

The Company net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2016 to 2018, revenues from customers with headquarters in China declined, and we engaged a significant new customer in India during the second half of 2016 and this customer continued to place orders with us in 2018. The decline in the US sales were attributable to the cease of orders from a US consumer home electronics maker, and the ramp up of orders from India were due to orders from a large Indian mobile operator.

Net Revenues from discontinued operations — MVNO BU

The MVNO BU provides a full range of 2G/3G/4G mobile communication services to consumers, as well as some traditional commercial telephony services. In 2014, the MVNO BU entered into a business agreement with China Unicom, the incumbent mainland China mobile network operator to obtain bulk access to network services at wholesale rates in 2014. The MVNO BU has its own brand in mainland China, “Yuantel.” MVNO BU net revenues, consisting of “MVNO” and “Other” revenues are entirely from mainland China. “Other” revenues are primarily related to traditional commercial telephony services, such as conference call services. We intended to sale the MVNO BU in 2018 and as of February 2019, we signed agreements with buyers for all of our interests in the MVNO BU. The sale was originally scheduled to be completed by the end of 2019. Due to the on-going investigation by the Yunnan Public Security Bureau, we have signed an amendment with one of the buyers for the sale to be completed by October 2020.

	For the years ended December 31,
	2016		2017		2018
	$	%	$	%	$	%
	($’000)
MVNO	29,309	83.4%	30,118	93.9%	25,468	93.1%
Other	5,829	16.6%	1,956	6.1%	1,891	6.9%
MVNO BU net revenues	35,138	100.0%	32,074	100%	27,359	100%

Cost of Revenues

Cost of our continuing operations Connected Solutions BU revenues primarily consists of personnel and personnel-related costs associated with engineering projects paid for by customers, and costs of hardware components used to manufacture products. Cost of our discontinued operations MVNO BU revenues primarily consists of wholesale traffic fees, paid to the incumbent operator, based on traffic consumed by subscribers to the MVNO network. The incumbent operator also charges us a minimum wholesale tariff based on the number of mobile phone numbers issued to the Company.

The following table sets forth cost of revenues, both in absolute amount and as a percentage of total cost of revenues, for Connected Solutions BU revenue and MVNO BU revenue:

	For the years ended December 31,
	2016		2017		2018
	$	%	$	%	$	%
Continuing operation:	($’000)
Connected Solutions BU	64,943	68.0%	103,494	81.4%	134,443	88.0%
Discontinued operations:
MVNO BU	30,493	32.0%	23,647	18.6%	18,587	12.0%
Total cost of revenues	95,436	100.0%	127,141	100.0%	153,030	100.0%

Connected Solutions BU cost of revenues increased from $64.9 million in the year ended December 31, 2016 to $103.5 million in the year ended December 31, 2017 and $134.4 million in the year ended December 31, 2018. These increases were attributable to the similar trend of increases in our volume of hardware connected products sales during these years. The cost of revenues in the year ended December 31, 2018 included $6.2 million in costs for one transaction in which the corresponding revenue was not yet recognized in the year ended December 31, 2018 due to uncertainty in collectability.

Cost of MVNO BU revenues decreased from $30.5 million in the year ended December 31, 2016 to $23.6 million in the year ended December 31, 2017 and decrease to $18.6 million in the year ended December 31, 2018, generally in line with the expansion of the MVNO BU over that period from the initiation of the MVNO BU in the second half of 2014. MVNO BU cost decreased to $18.6 million in the year ended December 31, 2018 due to increased security requirements at the point of sales of signing up new mobile customers as stipulated by the Ministry of Industry and Information Technology of China.

Gross Profit and Gross Margin

Gross profit represents net revenues less cost of revenues. Gross margin represents gross profit as a percentage of revenues.

Gross profits for our continuing operations Connected Solutions BU were $20.5 million in the year ended December 31, 2016, $18.7 million in the year ended December 31, 2017 and a gross loss of $6.1 million in the year ended December 31, 2018. The gross loss in the year ended December 31, 2018 included $6.1 million in costs where the corresponding revenues were not yet recognized in the year ended December 31, 2018.

	For the years ended December 31,
	2016		2017		2018
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Continuing operations:
Connected Solutions BU	20,505	24.0%	18,739	15.3%	(6,023)	(4.7%)

In the last quarter of the year ended December 31, 2018, there were deliveries of hardware products to India and other Asian countries, where the products were shipped but sales were not yet recognized due to (i) long lead time in payment terms from customers and (ii) further assembly of the parts we supplied needed to take place outside of China and then delivered to the final customer. The costs of such goods were recognized in the year ended December 31, 2018 but the related sales were not yet recognized. This accounting procedure resulted in lowered gross margin for the Connected Solutions BU in the year ended December 31, 2018.

Connected Solutions BU gross profits include gross profits from software projects and gross profits from hardware projects. As shown in the following table, software gross margins decrease from 49.8% in the year ended December 31, 2016 to 32.0% in the year ended December 31, 2018, while hardware gross margins decreased as customers increasingly demanded a comprehensive solution including all steps starting from software design through final commercial product. We experience an overall price tightening of this industry of micro-electronics manufacturing. In the year ended December 31, 2018, included in hardware cost of goods were $6.2 million in costs for one transaction in which the corresponding revenue was not yet recognized in the year ended December 31, 2018 due to uncertainty in collectability.

	For the years ended December 31,
	2016		2017		2018
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Software	7,421	49.8%	3,965	35.4%	783	8.2%
Hardware	13,084	18.5%	14,774	13.3%	(6,806)	(5.7%)
Total	20,505	24.0%	18,739	15.3%	(6,023)	(4.7%)

Software projects are further categorized as design, royalty and service projects, reflecting the nature of the work:

●	Design projects consist primarily of non-recurring engineering fees for which we provide customized work according to our clients’ required functionalities and needs;

●	Royalty projects consist of per unit royalties based on customer usage of our previously completed software products; and

●	Service projects where our engineers perform engineering services following the instructions of the customers, charging them hourly fees on full time equivalent basis.

For our discontinued operations MVNO BU gross profits were $4.6 million in the year ended December 31, 2016, $8.4 million in the year ended December 31, 2017 and $8.8 million in the year ended December 31, 2018. Gross margin as a percentage of sales is presented in the following table.

	For the years ended December 31,
	2016		2017		2018
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Discontinued operations:
MVNO BU	4,645	13.2%	8,427	26.3%	8,772	32.1%

Operating Expenses

For our continuing operations Connected Solutions BU, the operating expenses principally consist of sales and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth operating expenses for the periods indicated, both in absolute amount and as a percentage of net revenues:

	For the years ended December 31,
	2016		2017		2018
	$	As % of Revenue	$	As % of Revenue	$	As % of Revenue
	($’000)
Sales and marketing expenses	(3,050)	3.6%	(4,252)	3.5%	(2,456)	1.9%
General and administrative expenses	(7,081)	8.3%	(18,616)	15.2%	(52,031)	40.5%
Research and development expenses	(5,395)	6.3%	(6,194)	5.0%	(6,338)	4.9%
Changes in fair value of warrant	(12)	0.0%	(200)	0.2%	-	0.0%
Total	(15,538)	18.1%	(29,262)	23.9%	(60,825)	47.4%

General and administrative expenses in the year ended December 31, 2017 included non-cash merger related costs of $14.5 million. General and administrative expenses in the year ended December 31, 2018 included non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses.

For our discontinued operations MVNO BU, the operating expenses which consisted of selling, administrative and research expenses were $8.1 million or 23.2% of revenues in the year ended December 31, 2016, $7.9 million or 24.7% of revenues in the year ended December 31, 2017, and $9.1 million or 33.3% of revenues in the year ended December 31, 2018.

Research and Development Expenses

Research and development expenses include payroll, employee benefits and other headcount-related expenses associated with the development of the BorqsWare software platform, as well as outsourcing and third party service expenses. Research and development expenses also include rent, depreciation and other expenses for platform development and other projects that are not customer-specific.

Selling and Marketing Expenses

Selling and marketing expenses include payroll, employee benefits and other expenses relating to our sales and marketing personnel, travel, rent and other expenses relating to our marketing activities, including entertainment and advertising. For the discontinued operations MVNO BU, we paid our franchisees commission to sell products, which are recognized as selling and marketing expenses.

General and Administrative Expenses

Our general and administrative expenses include payroll, employee benefits, professional fees, rent, travel and other administrative costs.

For General and administrative expenses, increased from the year ended December 31, 2016 to the year ended December 31, 2018 comprising 8.3%, 15.2% and 40.5% of net revenues respectively, and the significant increases in the years ended December 31, 2017 and 2018 were attributed to non-recurring and one-time charges of which some were non-cash. We expect our general and administrative expenses to increase in absolute terms now that we are a public company and as we continue to grow, but to become relatively stable over time as a percentage of net revenues as net revenues increase. For our continuing operations Connected Solutions BU, the G&A expense in the year ended December 31, 2018 was $42.0 million which included non-recurring charge of $4.3 million in loss expense from our arbitration case with Samsung, write-off and provision for doubtful accounts and current assets of $22.2 million, write-down of historical inventory due to loss & obsolescence of $0.9 million, and impairment of long-term investment of $13.0 million.

Other Operating Income – or expenses

We received subsidies from local government authorities in China as financial support for certain technology development projects. These subsidies are classified as “Other operating income”. We recognized $3.7 million, $2.1 million and $0 of other operating income in the years ended December 31, 2016, 2017 and 2018, respectively.

Subsidies are recorded as a liability when received and recognized as other operating income when the related projects are completed and the subsidies are not subject to future return. Under the requirements of the government subsidies, we are obligated to make progress on the related technology development projects, based on the timetable established by the government authorities, and to appropriately allocate the government subsidies for various purposes.

Income Tax Expense

Our effective tax rate was 51%, -23% and -4% for the years ended December 31, 2016, 2017 and 2018, respectively. The fluctuation from the year ended December 31, 2017 to December 31, 2018 was primarily due to the fact that the loss experienced by certain of our subsidiaries in 2017 and 2018 could not be used to offset gains in other subsidiaries within the same jurisdiction.

Liquidity and Capital Resources

Cash generated from operating activities for the year ended December 31, 2018 was $3.9 million, primarily consisted of net loss of $72.0 million but adding back non-cash items including share-based expenses of $1.0 million, amortization of intangible assets of $6.1 million, together with depreciation of property and equipment of $0.4 million, provision on doubtful receivables of $22.0 million, write offs on receivables of $3.7 million, loss on impairment of inventory of $0.9 million, impairment of long term investment of $13.0 million; there was interest expense of $0.3 million and deferred income tax of $1.6 million and a loss of $5.3 million due to the arbitration case with Samsung. Cash used in operating assets and liabilities included decrease in accounts payable of $29.1 million, increase in prepaid expenses of $6.7 million, increase in deferred cost of revenues of $3.8 million, and decrease in income tax payable of $0.3 million; while cash generated from changes in operating assets and liabilities included decrease in accounts receivable of $41.2 million, decrease in inventories of $9.2 million, increase in accrued expenses of $5.5 million, increase in advance from customers of $1.9 million, increase in deferred revenue of $1.3 million and increase in long-term payables of $2.5 million.

Cash used in investing activities for the year ended December 31, 2018 was $4.3 million, which included $5.6 million used in software engineering costs that were capitalized and $0.2 million in purchase of equipment, and offset by collection of $1.5 million from loan proceeds.

Cash used in financing activities for the year ended December 31, 2018 was $11.5 million, which included the repurchase of shares from Zhengqi International Holding Ltd, the sponsor of the special purpose acquisition company, of $10.1 million and a net repayment of short-term bank borrowing of $1.5 million.

We entered into a loan agreement with Partners For Growth V, L.P. (“PFG5”) effective April 30, 2018, for a term loan in the maximum amount of $3 million at an interest rate of 8.0% per annum with a maturity date of April 30, 2021 (the “PFG5 Loan”). On May 16, 2018, after payment of a $45,000 commitment fee to PFG5, $2,955,000 was made available to us for general corporate purposes.  PFG5’s rights under the PFG5 Loan are pari passu with the rights of Partners For Growth IV, L.P. (“PFG4” and, together with PFG5, “PFG”), a related party of PFG5, under the existing Loan and Security Agreement, dated August 26, 2016, by and between Borqs Hong Kong Limited and PFG4, as amended (the “PFG4 Loan”), which remains in full force and effect according to its terms. Except for increased thresholds with respect to the financial covenants described below, the terms of the PFG5 Loan are substantially similar to those of the PFG4 Loan. Our financial covenants under the PFG5 Loan included the covenants to meet or exceed (i) quarterly revenues (as required to be classified as such under U.S. GAAP) of $32,500,000 and (ii) a three-month trailing EBITDA target of $2,000,000, with compliance for each covenant determined as of the last day of each calendar quarter for revenues and each calendar month for EBITDA.

We have in the past breached certain financial covenants under our loan agreements with SPD Silicon Valley Bank Co., Ltd. (“SVB”) and PFG4 during 2017 and the year ended December 31, 2018. No liabilities were generated by the breaches. Such breach could result in acceleration of the repayment according to the contract term. For the year ended December 31, 2018, certain covenants were not met; but we had not been notified by lenders that they intend to seek to accelerate the loan payments because of such breaches and neither lender had expressly waived such breaches and any resulting defaults. As of April 18, 2019, all of the SSVB loans were replaced by PFG, which became our sole commercial lender. Although all of the covenants obligated to SSVB no longer existed since the SSVB loans were paid off, the Company did not meet certain financial covenants according to the loan agreements with PFG.

On June 28, 2018, PFG executed an agreement with the Company effective in July 2019, which waived our covenant defaults up through the end of June 2019, and allowed the Company to begin testing of newly agreed upon revenue and EBITDA covenants which are more reflective of the operations of the Company without the MVNO BU, starting with the month of August 2019.     Specifically, (i) quarterly revenue requirements were reduced to $27,500,000 commencing with the quarter ending September 30, 2019; provided that any failure to meet such requirement may be cured by evidencing at least $120,000,000 in trailing 12-month revenue; and (ii) the three-month trailing EBITDA target was reduced to $1,350,000, commencing with the month ended August 31, 2019. In connection with the execution of such waiver agreement, the Company paid a waiver and modification fee of $30,000, subject to an additional $20,000 fee in the event that the above-referenced financial covenants are not met in future periods.

On March 8, 2019, the Group entered into a new revolving line of credit facility (the “RLOC”) with PFG5 for $12,500,000. Under the agreement: (i) $9,500,000 may be drawn upon request at any time on or after the closing date and (ii) so long as there is no uncured default at the time of drawdown and if the Company has received at least US$10,000 in cash proceeds from the sale of its equity securities to investors, then an additional $3,000,000 may be drawn. Any outstanding amounts under the RLOC will accrue interest at a rate of 11% per annum with a maturity date of March 8, 2021 (the “Maturity Date”). The Group shall pay interest only on principal outstanding on the RLOC until the Maturity Date, on which date the entire unpaid principal balance on the RLOC plus any and all accrued and unpaid interest shall be repaid. In March 2019, the Company drew down $9,500,000 from the RLOC.

As of October 2019, due to geographic changes in our business activities, significant amounts of our accounts receivable shifted from our Hong Kong subsidiary to our Indian subsidiary. This reduction of accounts receivable from our Hong Kong entity has caused a covenant breach according to the PFG loan agreements and caused the interest rate of the PFG loans to be increased to 18%. We are in the process of seeking a solution with PFG to restructure the loans and/or find alternative financing to replace the PFG facilities.

On November 20, 2017, we entered into a procurement and sales service agreement (the “Procurement Agreement”) with HHMC Microelectronic Co., Limited (“HHMC”) pursuant to which HHMC would make advances to Borqs International up to a maximum of $5,000,000 to purchase components from third party vendors. For each procurement transaction, Borqs International must make a deposit with the third party vendor equal to 5% of the purchase price for the components. Each advance is subject to a fee of 0.1% per day based on the total amount advanced by HHMC. Advances must be repaid within 90 days of being made available by HHMC, after which the overdue amounts are subject to a penalty of 0.1% per day on the amount outstanding. If the repayment of an advance is overdue by more than 10 days, HHMC has the right to take possession of goods purchased on behalf of Borqs International and apply proceeds from the sale thereof to pay off outstanding advances owed to HHMC. If sale proceeds are insufficient to satisfy all outstanding advances, then any remaining advances outstanding are due and payable within 5 days’ notice from HHMC. All of Borqs International’s obligations under the Procurement Agreement are guaranteed by the Company. The Procurement Agreement had an initial maturity term of three months, which was subsequently extended to May 28, 2018. On November 29, 2018, we and our indirect wholly owned subsidiary BORQS Beijing Ltd. (“BORQS Beijing”) entered into a loan agreement with HHMC to extend the date to repay amounts due under the Procurement Agreement. Pursuant to the new loan agreement, HHMC loaned BORQS Beijing $2,572,213 without interest. The loan was payable on December 31, 2018. BORQS Beijing also agreed to pledge all equity interest it owns of other entities, dividends thereof and its account payables. The Company and Pat Chan, the Company’s Chairman and Chief Executive Officer, agreed to provide a guarantee of BORQS Beijing’s obligations under the Loan Agreement. As of December 31, 2018, $2.6 million was repaid to HHMC with the remaining $2.4 million fully repaid in June 2019.

Cash transfers from our subsidiaries inside China to our subsidiaries outside of China are subject to PRC government control of foreign exchange. Restrictions on the availability of foreign currency may affect the ability of our subsidiaries inside China to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their obligations. See “Item 1A. Risk Factors — Risks Related to Doing Business in China — Our subsidiaries in China are subject to restrictions on making dividends and other payments to it or any other affiliated company” and “Item 1A. Risk Factors — Risks Related to Doing Business in China —Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.”

The Company will need additional financing to fund its operations in 2019 including borrowings from financial institutions and sales of equity. In May 2019, we concluded a sale of restricted ordinary shares to Chongqing City Youtong Equity Investment Fund, LLP (“Youtong”) for cash and we received net proceeds of $9.5 million. As a result of this transaction, Youtong owns 9.9% of our outstanding ordinary shares.

We were operating at a loss for the years ended December 31, 2017 and 2018. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, the timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will use the cash inflows including non-refundable cash consideration of $6.1 million received to date for the disposal of Yuantel, net cash consideration of $9.5 million received for the sale of the Company’s ordinary shares to Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”), new debt financing of $9.5 million from PFG5, waivers received from lenders for the breach of financial covenants by the us on certain outstanding borrowings together with the renegotiation of new financial covenants. With our existing cash and cash equivalents, the bank borrowing and the anticipated improvement in the cash inflow from the operations, we expect to have sufficient capital to meet our anticipated working capital requirements and capital expenditure for at least the next 12 months.

The sale of equity and convertible debt securities may result in dilution to our shareholders and certain of those securities may have rights senior to those of our shares of capital stock. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these securities or other debt could contain covenants that would restrict our operations. Any other third-party funding arrangement could require us to relinquish valuable rights. Economic conditions may affect the availability of funds and activity in equity markets. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate certain of our programs, or make changes to our operating plans.

Critical Accounting Policies

The Company prepares its financial statements in accordance with U.S. GAAP, which requires it to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. The Company continually evaluates these judgments and estimates based on its own historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and assumptions that it believes to be reasonable, which together form the basis for making judgments that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of the Company’s accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Company’s financial statements. The Company believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, as evidenced by signed contracts, delivery has occurred, the sales price is fixed or determinable and collection is reasonably assured.

Project-based Contracts

The Company accounts for revenue from project-based software contracts as “Software” revenue. The Company’s project-based contracts are generally considered multiple element arrangements since they include perpetual software licenses, development services, such as customization, modification, implementation and integration, and post-contract support where customers have the right to receive unspecified upgrades and enhancements on a when-and-if-available basis. Pursuant to ACS 985-605, Revenue Recognition: Software (“ASC 985-605”), given the project-based software contracts require significant customization that are generally completed within one year from the contract dates, the Company accounts for the contracts in conformity with the relevant guidance in ASC 605-35, Revenue Recognition: Contract Accounting, applying the complete contract method.

The Company is unable to establish vendor specific objective evidence of the fair value of post-contract support, and support is the only undelivered element upon completion of software projects, so revenue is recognized ratably over the longest expected delivery period of undelivered elements of the arrangement, which is typically the support term, which ranges from six to 36 months but is generally 12 months, beginning at the completion of final acceptance test. Costs incurred to complete the software projects are deferred to match revenue recognition.

Service Contracts

The Company provides research and development services to certain customer to develop software where fees are charged on a time and material basis and the Company is not responsible for the outcome of such development projects. The revenue is recognized as the “Software” revenue as the services are delivered.

Connected Devices Sales Contracts

The Company accounts for revenue from sales of connected devices as “Hardware” revenue. Revenue is recognized when sale of each final hardware product to the customers are delivered.

Warranty is provided to all connected device customers as an integral part of the product sales. The Company has determined that the likelihood of claims arising from warranties is remote, based on historical experience. The basis for the warranty accrual is reviewed periodically based on actual experience.

MVNO Subscriber Usage Payment

The Company’s MVNO subscribers pay a fee based on the actual minutes of voice call made, megabytes of data consumed, number of SMS/MMS sent and supplementary services (e.g. caller-ID display) subscribed. These are considered as “MVNO” revenue. The Company is the principal in providing the bundled voice and data services to Chinese consumers, thus revenue is recognized on a gross basis. Revenue is recognized when the services are actually used.

Traditional Telecom Services

The Company provides traditional telecom services such as voice conferencing services and 400 toll free services. These are considered as “Others” revenue and are recognized based on the actual consumption by customers.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately. Assets and liabilities of the discontinued operations are classified as held for sale when the carrying amounts will be recovered principally through a sale transaction.

Income Taxes

In preparing its consolidated financial statements, the Company must estimate its income taxes in each of the jurisdictions in which it operates. The Company estimates actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which is included in the consolidated balance sheet. The Company must then assess the likelihood that it will recover its deferred tax assets from future taxable income. If the Company believes that recovery is not likely, it must establish a valuation allowance. To the extent it establishes a valuation allowance or increases this allowance, the Company must include an expense within the tax provision in its consolidated statement of operations. If actual results differ from these estimates or the Company adjusts these estimates in future periods, it may need to establish an additional valuation allowance, which could materially impact its financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If the Company ultimately determines that payment of these liabilities will be unnecessary, it will reverse the liability and recognize a tax benefit during that period. Conversely, the Company records additional tax charges in a period in which it determines that a recorded tax liability is less than the expected ultimate assessment. The Company did not recognize any significant unrecognized tax benefits during the periods presented in this Annual Report.

Uncertainties exist with respect to the application of the EIT Law and its implementation rules to the Company’s operations, specifically with respect to tax residency status. The EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The EIT Law’s implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. On April 22, 2009, the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, was issued. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further the Administrative Measures of Enterprise Income Tax of Chinese controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, took effect on September 1, 2011, and provides more guidance on the implementation of Circular 82.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50.0% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification in resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore- incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese-sourced income, such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC or foreign individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Despite the uncertainties resulting from limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of the PRC are tax residents under the EIT Law. If one or more of its legal entities organized outside of the PRC were characterized as PRC tax residents, the Company’s results of operations would be materially and adversely affected.

Recent Accounting Pronouncements

Refer to Note 2, Summary of Significant Accounting Policies - Recent accounting pronouncements, of the notes to our consolidated financial statements included in this Annual Report for information regarding the effect of newly adopted accounting pronouncements on our financial statements.

Off-Balance Sheet Arrangements

With the exception of items discussed under “Contractual Obligations” below we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources that are material to investors.

Contractual Obligations

As of December 31, 2018, payment obligations under long-term debt, operating leases, and other long-term liabilities were as following:

Amount ($’000)
Obligations less than one year
Current portion of long-term borrowings	$5,770
Operating facilities leases	$1,360
Arbitration loss to Samsung Electronics Co., Ltd.	$5,263

Obligations from 1 to 3 years
Operating facilities leases	$1,682

Obligations from 3 to 5 years
Operating facilities leases	$14

Related Party Transactions

(a) Related parties

Names of related parties	Relationship
Intel Capital Corporation (“Intel”) and its affiliates	A substantial shareholder of the Group
Bluecap	A company controlled by a key management of the Group
Cloudminds (Hong Kong) Ltd. (“Cloudminds”)	A company controlled by a director of the Company*
Bluecap	A company controlled by an executive of the Company

(*	On December 18, 2018, the entity ceased to be a related party of the Company due to the resignation of this director.)

(b) Other than disclosed elsewhere, The Group had the following significant related party transactions for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017	2018
	($’000)	($’000)	($’000)
Software services provided to:
Intel Corporation	271	-	-
Intel (China) Co., Ltd.	9	9	-
Intel Asia-Pacific Research and Development Ltd.	119	79	-
Intel (China) Research Center Co., Ltd.	57	8	-
Cloudminds	-	-	1,373
Loan from
Ramanna Hareesh	-	-	22

(c) Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017	2018
	($’000)	($’000)	($’000)
Loan from:
Bluecap	-	-	1,059

Interest expense on loan from:
Bluecap	-	-	12

All balances with related parties as of December 31, 2018 were unsecured, interest-free (except as indicated) and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1,325,000 short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group (see Note 17 in our consolidated financial statements), bearing an interest rate of 8% per annum to fund the Company’s working capital (the “Bluecap Loan”). The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2018 was $1,059,000 which is payable on demand. The accrued interests of $12,000 in 2018 was recorded in accrued expenses and other payables.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

The Company is subject to the risk of loss arising from the credit risk related to the possible inability of its customers to pay for the products and services that it sells to them. The Company attempts to limit its credit risk by monitoring the creditworthiness of the Company’s customers to whom it extends credit and establishing credit limits in accordance with its credit policy. The Company performs credit evaluations on substantially all customers requesting credit and will not extend credit to customers for whom it has substantial concerns and will deal with those customers on a cash basis. The Company offers billing terms that allow certain customers to remit payment during a period of time ranging from 3 to 6 months.

The Company normally has limited risk from credit concentration as no individual customer represents greater than 20% of the outstanding accounts receivable balance except for Reliance Retail Limited which in the year ended December 31, 2018 represented 50.4% of our accounts receivable.

Our business activities in the year ended December 31, 2019 experienced similar credit concentration as in 2018. However, from already signed contracts for delivery of products in the year 2020, we expect our revenues to be significantly shared between the mobile operators in the U.S. and India.

Liquidity Risk

The Company is also exposed to liquidity risk, which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and our shareholders, such as the Chongqing City Youtong Equity Investment Fund LLP, to obtain short-term funding to meet the liquidity shortage. If adequate working capital funding is not available, or not available at acceptable terms, we may have to decline the capital intensive hardware projects.

On July 31, 2018, the Group entered into a short-term loan agreement in connection with the Bluecap Loan (see “Related Party Transactions” above under this Item 5). The Bluecap Loan had an outstanding principal balance as of December 31, 2018 of $1,059,000, which is payable on demand.

Interest Rate Risk

The Company does not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. The Company has not been exposed nor does it anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on the Company’s consolidated financial statements.

With the exception of our loan with The Hong Kong and Shanghai Banking Corporation Limited (“HSBC”), discussed below in “Certain Transactions for the Year Ended December 31, 2018 and Subsequent Transactions” in this Item 5) which is based on LIBOR plus 1%, the interest rates in our borrowings are fixed and therefore changes in the market interest rates will have minimal impact on our operations.

Foreign Currency Risk

The majority of our revenues are denominated in US Dollars while about half of our costs are denominated in Renminbi, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the foreign exchange markets.

A hypothetical 10% change in foreign exchange rates during any of the preceding periods presented would have had an insignificant effect on our consolidated financial statements.

Certain Transactions for the Year Ended December 31, 2018 and Subsequent Transactions

Repurchase of Shares from Zhengqi

On January 10, 2018, we entered into a stock repurchase agreement (“Stock Repurchase Agreement”) with Zhengqi International Holding Limited (“Zhengqi”), pursuant to which we agreed to repurchase 966,136 of our ordinary shares that were originally issued and sold to Zhengqi on August 18, 2017, at an aggregate purchase price of approximately $10.05 million, or $10.40 per share. In addition, Zhengqi agreed to forfeit all of its rights to 1,278,776 shares held in escrow. The Stock Repurchase Agreement provides that those shares will be treated in the following manner: transfer 51,151 shares (4% of the total) to the indemnity escrow account; and deliver 1,227,625 shares to the former Borqs International shareholders based on their respective proportionate interests in the merger consideration. As of August 3, 2018, the 1,278,776 escrow shares were forfeited and released from escrow and the Company had obtained the consent of its existing lenders with respect to the transaction. On May 20, 2019, the 966,136 repurchased shares were cancelled.

Investment in Shenzhen Crave Communication Co., Ltd.

On January 18, 2018, we entered into an agreement with Shenzhen Crave Communication Co., Ltd (“Crave”) and Colmei Technology International Ltd. (“Colmei”), along with the shareholders of Crave and Colmei (“CC Selling Shareholders”), pursuant to which we agreed to acquire 13.8% of the outstanding shares of Crave and 13.8% of the outstanding shares of Colmei from the CC Selling Shareholders. The transaction closed on March 22, 2018, and under the agreement, the purchase consideration consists of ordinary shares and cash. On the closing, we issued 473,717 ordinary shares to the order of the CC Selling Shareholders and agreed to pay cash in the amount of $10.0 million to be paid to the CC Selling Shareholders over a period of 36 months. In addition, subject to Board approval, we agreed to issue 183,342 additional shares to the CC Selling Shareholders if the aggregate value of the ordinary shares initially issued at the closing to the CC Selling Shareholders under this agreement was less than $3.0 million on August 18, 2018 (the “Calculation Date”). We are currently in discussions with the CC Selling Shareholders to extend the Calculation Date to a mutually agreed date. No proceeds from this offering will be used to pay any of the $10.0 million cash consideration to the CC Selling Shareholders. The board of directors approved the 183,342 shares that were issued on January 10, 2019.

Crave is a manufacturer of mobile terminal devices located in Shenzhen China. With multiple high speed SMT lines, assembly lines and packaging lines, its annual capacity reaches over 10 million units in its Shenzhen facility. Crave exports final products for customers in South America, India, Indonesia, the Philippines and Vietnam. Colmei, which is under common ownership with Crave, is a sales entity located in Hong Kong that has established relationships with international banks to facilitate transactions with its global clients. Crave is one of our material suppliers from which we source necessary components for our customers, and we believe our investments in Colmei and Crave provide us with indirect access to supply chain financing, competitive component pricing and prioritized production capacity. Prior to this investment, we have contracted Crave and Colmei for multiple projects related to manufacturing our products, including a large variety of phone models and releases.

Equity financing from Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”)

On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9 % equity interest of the Company equivalent to 3,734,283 ordinary shares with a total purchase consideration of $13,865 on May 16, 2019, for which 75% of the total purchase consideration amounting to $10,399 in cash was received. The remaining 25% of the total purchase consideration amounting to $3,466 will be contributed in the form of land and equipment by Chongqing Youtong within six months from May 16, 2019. The shares are unregistered and are subject to lock up provisions for one year.

Loan from HSBC

On May 30, 2019, the Group entered into a banking facility agreement with HSBC for a credit facility of $5,000,000 with an interest rate of London Interbank Offered Rate (LIBOR) plus 1% and a maturity date of one year. $4,500,000 were drawn in June 2019 and $500,000 were drawn in July 2019 for working capital purposes.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table provides information regarding our executive officers and directors as of December 31, 2019:

Name	Age	Position	Term expires at annual stockholders meeting in year
Board of Directors
Pat Sek Yuen Chan	55	Founder, Chairman of the Board (Class III Director), Chief Executive Officer and President	2021
Wan Yu (Lawrence) Chow, Ph.D.	57	Class I Director	2022
Yaqi (Sophie) Feng	37	Class III Director	2021
Heung Sang Addy (Dexter) Fong	60	Class II Director	2020
Ji (Richard) Li	59	Class I Director	2022
Jason Zexian Shen	65	Class II Director	2020
Eric Tao, Ph.D.	42	Class III Director	2021

Executive Officers
Bob Xiao Bo Li, Ph.D.	57	Founder, Executive Vice President of Corporate Affairs and China Sales
Anthony K. Chan	65	Chief Financial Officer, Executive Vice President of Corporate Finance
Simon Sun	52	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Hareesh Ramanna	58	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
George Thangadurai	57	Executive Vice President and President of International Business
Gene Wuu, Ph.D.	64	Executive Vice President and General Manager of MVNU Business Unit

The principal occupation and business experience of our directors and executive officers is as follows:

Pat Sek Yuen Chan, 55, is the Chairman of our board of directors, as well as our Chief Executive Officer and President. He was the founder and Chairman of the board of directors of Borqs International, and since 2007 he served as Borqs International’s Chief Executive Officer and President. Mr. Chan has over 20 years of experience in the mobile network communications sector. Prior to founding Borqs, Mr. Chan served as Senior Vice President and General Manager of the infrastructure business unit of UTStarcom Inc., a telecommunications equipment company, from 2000 to 2007. Earlier, Mr. Chan was an engineering manager in Motorola responsible for the development of the GPRS switching. Mr. Chan is an established entrepreneur and has received many awards, including the “High-Caliber Talent from Overseas Award” from the PRC government, and “2012 Beijing Entrepreneur of the Year” from Silicon Dragon. Mr. Chan received his bachelor’s degree in computer science from the University of Toronto and his master’s degree in computer science from the University of British Columbia.

Wan Yu (Lawrence) Chow, Ph.D., 57, was elected as an independent board member by our stockholders in December 2018. Dr. Chow has almost 30 years of experience in the ICT industry, he has extensive working experience with large and complex global FinTech, Telco + Network Equipment Provider & Education industries with successful track record of delivering outstanding commercial and technical results in Fortune 500 organizations to small start-ups. He started his career in 1989 at various Silicon Valley tech companies including Xerox Corporation, Amdahl Corporation and Sun Microsystems. At Sun Micro, Dr. Chow served as the Chief Technical Consultant from 1993 to 1999 for the Greater China region. After serving as the Director of Strategic Alliance for PeopleSoft Inc., North Asia, from 2000 to 2001, he rejoined Sun Micro Greater China as its CTO/NEP Technology Office from 2002 to 2008. He joined SAP China as Managing Partner from 2012 to 2015. Currently, he is serving as Director and Strategic Partner for QLIK Greater China since 2017. Dr. Chow received two Bachelor’s Degrees in Computer Science and Information System from Oregon State University in 1988 and earned a Master’s Degree in Computer Science from Pacific W. University in 1993. He received another Master’s Degree in Education Management from Tarlac State University in 2011. Dr. Chow received his PhD in Education Management from HKMA/Tarlac State University in 2015.

Yaqi (Sophie) Feng, 37, served as one of our directors since July 2015, and was our Chief Operating Officer and Secretary from July 2015 until August 2018. Ms. Feng has been working as the Executive Director of the Global Business Department in Pacific Securities Co., Ltd. since 2013, where she is responsible for Chinese companies’ overseas IPOs, cross border M&A transactions, and global investment management. From 2012 to 2013, she worked as the Managing Director of Regeneration Capital Group LLC in New York, where she was responsible for IPOs and listing projects for emerging market companies, business development, project due diligence as well as transaction management. From 2010 to 2012, Ms. Feng worked as a VP for Griffin Financial Group, a mid-sized investment bank; in this capacity she was responsible for public offerings, private placements, deal structuring, financial modeling as well as institutional sales. She also served as a manager for Asian Legend Asset Management Inc. a private equity firm based in China and New York that specialized in China related projects, from 2009 to 2010. Ms. Feng worked as an associate in the New York office of the Jun He law firm from 2007 to 2008. Ms. Feng received an LL.M from Boston University School of Law and an LL.B from the School of International Law, China University of Political Science and Law in Beijing, China, where she also earned a B.A. in Business.

Heung Sang Addy (Dexter) Fong, 60, was appointed to serve as an independent board member in March 2019, upon the resignation of Wai Leung Joseph Wong in January 2019 due to health issues. At such time, he was also appointed as the Chairperson of the Audit Committee, our Audit Committee “financial expert,” as member of the Compensation Committee, and as a member of the Enterprise Risk Oversight Committee. Mr. Fong has almost 36 years of experiences in cross border financial investments and business operations. Since 2017, he has served as the chief financial officer of Adlai Nortye Biopharma Ltd. Mr. Fong also led the B-round fundraising of Adlai Nortye Biopharma Ltd, but funding US$53 million. He was the managing director of Bonus Eventus Securities Ltd. from 2015 to 2017, and was the chief financial officer of China Harmony Auto Holding Ltd. from 2012 to 2015 where he managed the company’s initial public offering process onto the Hong Kong Stock Exchange (ticker HK: 03826) . From 2009 to 2011, he was the director and chief financial officer of China Electric Motor, Inc. (NASDAQ: CELM) and Apollo Solar, Inc. (OTC: ASOE). Mr. Fong has held various financial executive positions for companies with businesses between China and the U.S. and his experience as an independent board member includes: Universal Technology (HK: 1026) from 2006 to 2013; China Housing and Land Development Inc. (NASDAQ: CHLN) from 2010 to 2014; independent director and audit committee chair for Sisram Med (HK: 01696) since 2017; and Kandi Technologies Corp (NASDAQ: KNDI) from 2007 to 2011. He also worked as a manager for KPMG from 1996 to 1997, and for Deloitte & Touché and Ernst & Young in the U.S. from 1993 to 1995. He was an auditor for Deloitte & Touché from 1989 to 1992. Mr. Fong received his Bachelor’s degree in History from the Hong Kong Baptist University in 1982, an MBA in Accounting from the University of Nevada in 1988; he also earned a Master’s Degree in Accounting from the University of Illinois in 1993. Mr. Fong is a member of AICPA & HKICPA.

Mr. Ji (Richard) Li ,59, was elected as an independent board member by our stockholders in December 2018. Mr. Li has 23 years of experience in the telecom industry and he worked in various multinational companies. He started his career in 1982 as a lecturer in Huazhong University of Science and Technology in China. He was the General Manager of UTStarcom Inc. Shenzhen Office from 1995 to 2001, where he led a team to develop telecom switches based on soft switch technology, and the product was launched in China with more than 50 million subscribers. Mr. Li was the Founder of Fiberxon, Inc. from 2001 to 2004, where he led a team to develop fiber optics equipment, and this company was successful sold to MRV Communication. He was the founder and served as the Chief Executive Officer of AngleCare Inc. from 2005 to 2006, and led a team to develop mobile health care applications. Mr. Li was the CEO and General Manager of Wuhan HSC Technology Inc. from 2006 to 2007, he led a team to develop advertisement systems used for public transit systems and were successfully used in the Wuhan Taxi network. He has been serving as General Manager of Vinko Technology Inc. from 2010 to 2014, he led a team to develop telecom payment systems in China. He is currently an Angel Investor since 2014. Mr. Li received his Master’s Degree in Information Engineering from Huazhong University of Science and Technology.

Jason Zexian Shen, 65, has served as one of our directors since July 2015. Mr. Shen started his own business in 2012 to open Jason Z. Shen CPA Firm, a local CPA accounting firm in the State of New York. From 2007 to 2012, Mr. Shen worked in the AIG Corporate Comptrollers in New York as a senior accountant. He worked in Alliance Building Services from 2006 to 2007. He was the accounting manager in Gandhi Engineering, Inc. from 1994 to 2001, and the accounting manager in Berger Lehman Associates, PC from 2001 to 2006. Mr. Shen has worked as the accounting manager in the New China News Agency Hong Kong Office (Now Liaison Office of the Central People’s Government in Hong Kong from 1982 to 1991. Mr. Shen graduated from Peking University with the Bachelor’s Degree in Economy in 1982 and Master’s Degree in Accounting from Binghamton University in 1993. He is the Certified Public Accountant licensed in the State of New York.

Eric Tao, Ph.D., 42, is a founding member of Keytone Ventures and since 2008 a partner of this leading venture capital firm in China focusing in technology investments. He has over 10 years of technology venture investment experience and five years of venture operations experience. His active investments include Borqs, Garena, Kuyun Interactive, Zebra, Wisjoy, InnoSpark, LP Amina, Lattice Power, China Eastern Clean Energy, Zhongte Logistics and Vega Interactive; while past investments included Greatwall Software, AMEC, TechFaith (Nasdaq: CNTF) and InvenSense (Nasdaq: INVN). Previously Dr. Tao worked as a founding member of the KPCB China Fund, covering mostly mobile internet and technology investments, and as an investment manager at Qualcomm Ventures, covering strategic investments globally. Dr. Tao was the co-founder and served as Vice President of Business Development of Clean Coal Energy in Silicon Valley. Dr. Tao received his B.S. degree from Tsinghua University, M.S. and Ph.D. degrees in engineering from Stanford University. He holds three international patents and two U.S. patents.

Bob Li, Ph.D., 57, is the founder of Borqs and has served as its Executive Vice President, Corporate Affairs and China Sales since the founding of the company in 2007. Dr. Li has over 20 years of experience in research and development and management in the wireless communications, semiconductor and mobile internet industries. He was the Co-founder and served as Executive Vice President and Chief Technology Officer of Cellon International, a handset design company, from Oct 1999 to June 2007. Dr. Li received his bachelor’s degree from National University of Defense Technology, his master’s degree from University of Electronic Science and Technology of China, both in electrical engineering, and his Ph.D. in electrical and computer engineering from MacMaster University.

Anthony Chan, 65, is Borqs’s Chief Financial Officer and Executive Vice President, Corporate Finance and joined the company in April 2015. Mr. Chan has over 30 years of experience in U.S. and China cross border investments and business operations. From July 2013 until March 2015, Mr. Chan served as the President of Asia Sourcing for Portables Unlimited in New York, a distributor of T-Mobile USA. From March 2009 until July 2013, he served as the CFO for Tianjin Tong Guang Digital Broadcasting Co. Ltd, a mobile communications products company. For the 20 years prior to that, he was involved in multiple investment and technology transfer projects between China, the U.S and Europe, in the areas of communication products, chemical fibers, textile machinery and medical equipment. Mr. Chan received both his bachelor’s and MBA degrees from the University of California at Berkeley.

Simon Sun, 52, is the Executive Vice President, Co-General Manager of Borqs’s Connected Solutions Business Unit and has served the company since November 2013. Mr. Sun has over 20 years of experience in research and development and product engineering in the mobile industry. He served as the Co-Founder and Chief Executive Officer of Nollec Wireless, Ltd., a mobile handset design house, from July 2007 to October 2013. He was the VP of engineering for CEC Wireless, another mobile handset design house in China from September 2006 to June 2007. Mr. Sun received his bachelor’s degree in Industrial Engineering from Tianjin University of China.

Hareesh Ramanna, 58, is our Executive Vice President, Co-General Manager of Connected Solutions Business Unit, Managing Director of India Operations and Head of Software Development, and has served our company since July 2009. Mr. Ramanna has over 20 years of experience in the mobile industry. Prior to joining us, he served as a Senior Director and Head of Mobile Devices Software in Global Software Group, Motorola India Electronic Limited from May 1992 to November 2008. Mr. Ramanna received his bachelor’s degree in Electronics and Communication from National Institute of Engineering in 1983, Post-Graduation Certification from Indian Institute of Science and an advanced leadership Certification from McGill University in collaboration with Lancaster University of UK and Indian Institute of Management in Bangalore.

George Thangadurai, 57, is our Executive Vice President, President of International Business and has served our company since November 2014. Previously, Mr. Thangadurai worked for Intel more than two decades in various senior technical and management roles including GM of Strategy & Product Management for the Mobile PC business and GM of Client Services business. He was part of the founding team that established the Center for Development for Telematics (C-DOT) in India. Mr. Thangadurai received his MSEE in Computer Engineering from the University of Rhode Island, USA, his B.E. degree in Electronics and Communication from Madurai University, India and has 7 issued patents and 3 research publications.

Gene Wuu, Ph.D., 64, is our Executive Vice President, General Manager of our MVNO Business Unit and has served our company since the beginning of 2009 when he was our Vice President of Product Management. Prior to joining us, he served as a Senior Vice President and Chief Technology Officer of UTStarcom, a telecommunications equipment company, from 2003 to 2009. He had overseen the product and business development of UTStarcom core network during the growing period of the company. Before his tenure at UTStarcom, Dr. Wuu had worked for Telcordia Technologies (formerly Bellcore, now Ericson) and the Bell system for 17 years focusing on Core network and OSS products. Dr. Wuu received his bachelor’s degree in electronics engineering from the National Taiwan Institute of Technology in 1980 and his Ph.D. in computer science from the State University of New York at Stony Brook.

Executive Officers

Our executive officers are designated by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors and Corporate Governance

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. The Company did not hold its annual general meeting (“AGM”) in the year 2019 due to the fact the annual report for the year ended December 31, 2018 was not filed on time. We expect to hold an AGM in 2020. Our existing Class I directors which were elected at the 2018 AGM will serve until our 2022 AGM, our existing Class II directors will serve until our 2020 AGM, and our existing Class III directors will serve until our 2021 AGM. At each annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election.

Our board of directors, which is elected by our shareholders, is responsible for directing and overseeing our business and affairs. In carrying out its responsibilities, the board selects and monitors our top management, provides oversight of our financial reporting processes, and determines and implements our corporate governance policies.

Our board of directors and management are committed to good corporate governance to ensure that we are managed for the long-term benefit of our stockholders, and we have a variety of policies and procedures to promote such goals. To that end, during the past year, our board and management periodically reviewed our corporate governance policies and practices to ensure that they remain consistent with the requirements of the U.S. securities laws, SEC rules, and the listing standards of The Nasdaq Stock Market (“Nasdaq”).

Meetings of the Board of Directors

Our board of directors held 8 regular meetings in 2018. Each director attended at least 50% of the aggregate number of meetings of the board and committees on which such director served that were held during 2018.

Stockholder Communications with the Board of Directors

Stockholders and other parties interested in communicating directly with the board of directors may do so by writing to: Board of Directors, c/o Borqs Technologies, Inc., Building B23-A, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China, or by e-mail to sandra.dou@borqs.net. Stockholders and others may direct their correspondence to our Secretary.

Independence of the Board of Directors

Nasdaq listing standards require that a majority of our Board be independent directors. An “independent director” is a person, other than an officer or employee of the Company or its subsidiaries, who has no relationship which in the opinion of the Company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Mr. Fong, Mr. Shen, Mr. Chow and Mr. Li are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will hold regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

The Board does not have a lead independent director. Pat Chan is our Chief Executive Officer and Chairman of the Board.

Committees of the Board of Directors

Audit Committee

The members of our Audit Committee are Mr. Chow, Mr. Shen and Mr. Fong (chairman of the committee), each of whom is an independent director. Each member of the Audit Committee is financially literate and our Board determined Mr. Fong qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our Audit Committee charter details the responsibilities of the Audit Committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The members of our Compensation Committee are Mr. Chow, Mr. Shen (chairman of the committee), and Mr. Fong, each of whom is an independent director. Our Compensation Committee charter details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation in executive session at which the Chief Executive Officer is not present;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Mr. Chow (chairman of the committee) and Mr. Li, each of whom is an independent director. Our Nominating and Corporate Governance Committee charter details the principal functions of the committee, including:

●	developing the criteria and qualifications for membership on the Board;

●	recruiting, reviewing, nominating and recommending candidates for election or –re-election to the Board or to fill vacancies on the Board;

●	reviewing candidates proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

●	establishing subcommittees for the purpose of evaluating special or unique matters;

●	monitoring and making recommendations regarding committee functions, contributions and composition;

●	evaluating, on an annual basis, the Board’s and management’s performance;

●	evaluating, on an annual basis, the Committee’s performance and report to the Board on such performance;

●	developing and making recommendations to the Board regarding corporate governance guidelines for the Company;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	retaining and terminating any advisors, including search firms to identify director candidates, compensation consultants as to director compensation and legal counsel, including sole authority to approve all such advisors’ or search firms’ fees and other retention terms, as the case may be.

Enterprise Risk Oversight Committee

The members of our Enterprise Risk Oversight Committee are Heung Sang Addy “Dexter” Fong (chairman of the committee), Jason Zexian Shen and Wan Yu “Lawrence” Chow, each of whom is an independent director. Our Enterprise Risk Oversight Committee charter details the principal functions of the committee, including, carrying out the responsibility of overseeing the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company.

Risk and Security Committee

The members of our Risk and Security Committee are Wan Yu “Lawrence” Chow (chairman of the committee) and Ji “Richard” Li, each of whom is an independent director. Our Risk and Security Committee charter details the principal functions of the committee, including, overseeing and reviewing the Company’s internal controls to protect the Company’s information and proprietary assets.

Involvement in Certain Legal Proceedings

No executive officer or director of ours has been involved in the last ten years in any of the following:

●	Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

●	Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail, fraud, wire fraud or fraud in connection with any business entity; or

●	Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Executive Compensation

Summary Compensation Table

The Company has opted to comply with the executive compensation disclosure rules applicable to emerging growth companies. The scaled down disclosure rules require compensation disclosure for the Company’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer whose total compensation for 2018 exceeded $100,000. Pat Chan is our principal executive officer. During 2018, the two most highly compensated executive officers other than Mr. Chan whose total compensation exceeded $100,000 were Bob Li, EVP Corporate Affairs and China Sales, and Anthony Chan, Chief Financial Officer. Pat Chan, Bob Li, and Anthony Chan are referred to in this Annual Report as our named executive officers.

The following table provides information regarding the compensation awarded to, or earned by, the named executive officers for the past two fiscal years.

Summary Compensation Table

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Pat Sek Yuen Chan,	2018	303,143	-	-	-	-	-	-	303,143
Chief Executive Officer	2017	369,793	70,345	-	813,092	-	-	-	1,253,230

Bob Xiao Bo Li,	2018	252,486	-	-	-	-	-	-	252,486
EVP Corporate Affairs & China Sales	2017	259,400	1,202	-	-	-	-	-	260,642

Anthony K. Chan,	2018	252,000	-	-	-	-	-	-	252,000
Chief Financial Officer	2017	218,000	35,844	-	536,581	-	-	-	790,425

The options and bonus were granted pursuant to agreement between the executives and the Company. The values of the option awards represent grant-date fair values without regard to forfeitures.

Outstanding Equity Awards at 2018 Year-End

The following table provides information regarding each unexercised stock option held by the named executive officers as of December 31, 2018.

Name	Grant date	Vesting Start date(1)	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Options exercise price ($)(2)	Option Expiration date
Pat Sek Yuen Chan	10/24/2009	10/24/2009	47,234	-	$2.230	12/3/2019
	7/23/2011	7/23/2011	30,060	-	$2.920	7/23/2021
	5/26/2012	5/26/2012	1,719	-	$2.920	5/26/2022
	4/27/2013	4/27/2013	3,211	-	$4.860	4/27/2023
	5/30/2015	5/30/2015	1,776	207	$4.860	5/30/2025
	2/12/2017	1/1/2017	236,172	47,234	$7.180	1/1/2027
Bob Xiao Bo Li	10/24/2009	10/24/2009	28,340	-	$2.230	12/3/2019
	7/23/2011	7/23/2011	30,239	-	$2.920	7/23/2021
	5/26/2012	5/26/2012	675	-	$2.920	5/26/2022
	4/27/2013	4/27/2013	1,818	-	$4.860	4/27/2023
	8/16/2014	5/24/2014	779	-	$4.860	8/16/2024
	5/30/2015	5/30/2015	698	81	$4.860	5/30/2025
Anthony K. Chan	2/12/2017	1/1/2017	177,128	11,809	$7.180	1/1/2027

(1)	25% of the options vest on the first anniversary of the vesting start date and 1/48 of the options vest each month thereafter over the next three years.
(2)	Exercise price represents the exercise price of the options granted, as determined by the Board, on the grant date. See the accompanying notes to the audited financial statements — critical accounting policies and estimates, and stock-based compensation, for a discussion of the valuation of the Company’s options and ordinary shares.

Borqs Technologies, Inc. Equity Incentive Plan

In connection with our acquisition of Borqs International by way of merger, we assumed the obligations under outstanding stock options issued under the Borqs International 2007 Global Share Plan, as adjusted to give effect to the merger. Those outstanding options to purchase shares of Borqs International were converted into options to purchase 2,825,273 of our ordinary shares, with exercise prices ranging from $2.12 to $9.10 per share.

Effective August 18, 2017, we adopted the Borqs Technologies, Inc. 2017 Equity Incentive Plan (“Equity Incentive Plan”), with five million ordinary shares issuable pursuant to equity awards under the plan. The number of ordinary shares reserved for issuance under the Equity Incentive Plan will increase automatically on January 1 of each of 2018 through 2027 by a number of shares that is equal to 5% of the aggregate number of outstanding ordinary shares as of the immediately preceding December 31. Our Board may reduce the size of this increase in any particular year. Outstanding awards under the 2007 Global Share Plan were assumed under the Equity Incentive Plan as of our acquisition of Borqs International by way of merger on August 18, 2017. At December 31, 2018, 2,508,805 shares were issuable pursuant to options outstanding under the Equity Incentive Plan, with a weighted average exercise price of $5.07 per share.

In addition, the following shares will be available for grant and issuance under our Equity Incentive Plan:

●	shares subject to options or share appreciation rights granted under our Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or share appreciation right;

●	shares subject to awards granted under our Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

●	shares subject to awards granted under our Equity Incentive Plan that otherwise terminate without shares being issued;

●	shares surrendered, cancelled or exchanged for cash or a different award (or combination thereof).

Shares that otherwise become available for grant and issuance because of the provisions above will not include shares subject to awards that initially became available due to our substitution of outstanding awards granted by another company in an acquisition of that company or otherwise.

Eligibility. The Equity Incentive Plan provides for the grant of incentive stock options to our employees and any parent and subsidiary corporations’ employees and for the grant of nonqualified share options, restricted shares, restricted share units, share appreciation rights, share bonuses and performance awards to our employees, directors and consultants and our parent and subsidiary corporations employees and consultants. No more than 5,000,000 shares may be issued as incentive stock options under the Equity Incentive Plan. In addition, no participant in the plan may receive awards for more than 2,000,000 shares in any calendar year, except that new employees are eligible to be granted up to a maximum of award of 4,000,000 shares.

Administration. The Equity Incentive Plan is administered by the Board or by our Compensation Committee; in this plan description we refer to the Board or Compensation Committee as the plan administrator. The plan administrator determines the terms of all awards.

Types of Awards. The Equity Incentive Plan allows for the grant of options, restricted shares, restricted share units, share appreciation rights, share bonuses and performance awards.

Award Agreements. All awards under the Equity Incentive Plan are evidenced by an award agreement which shall set forth the number of shares subject to the award and the terms and conditions of the award, which shall be consistent with the Equity Incentive Plan.

Term of Awards. The term of awards granted under the Equity Incentive Plan is ten years.

Vesting Schedule and Price. The plan administrator has the sole discretion in setting the vesting period and, if applicable, exercise schedule of an award, determining that an award may not vest for a specified period after it is granted and accelerating the vesting period of an award. The plan administrator determines the exercise or purchase price of each award, to the extent applicable.

Transferability. Unless the plan administrator provides otherwise, the Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution. Unless otherwise permitted by the plan administrator, options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative.

Changes in Capitalization. In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a share split, or if required by applicable law, appropriate adjustments will be made to the share maximums and exercise prices, as applicable, of outstanding awards under the Equity Incentive Plan.

Change in Control Transactions. In the event of specified types of mergers or consolidations, a sale, lease, or other disposition of all or substantially all of our assets or a corporate transaction, outstanding awards under our Equity Incentive Plan may be assumed or replaced by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding under our Equity Incentive Plan; outstanding awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash, cash equivalents, or securities (or a combination thereof) of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or outstanding awards may be terminated for no consideration. The plan administrator, may, on a discretionary basis, accelerate, in full or in part, the vesting and exercisability of the awards.

Governing Law and Compliance with Law. The Equity Incentive Plan and awards granted under it are governed by and construed in accordance with the laws of the British Virgin Islands. Shares will not be issued under an award unless the issuance is permitted by applicable law.

Amendment and Termination. The Equity Incentive Plan terminates ten years from the date it was approved by our shareholders, unless it is terminated earlier by our Board. Our Board may amend or terminate our Equity Incentive Plan at any time. Our Board generally may amend the plan without shareholder approval unless required by applicable law.

Employment Agreements and Other Arrangements with Named Executive Officers

Under our employment agreement with Pat Sek Yuen Chan, Mr. Chan serves as our President and Chief Executive Officer at a base salary of $303,143, In the event Mr. Chan’s employment is terminated upon the occurrence of a merger with another company that has been in a loss position for three years or declared bankruptcy, dissolved or liquidated, or if changes in the law result in the company or Mr. Chan unable to legally perform the contract, the Company will pay Mr. Chan an appropriate subsidy and compensation pursuant to the terms of the arrangement and in accordance with the provisions of relevant Chinese laws and regulations. Mr. Chan also agreed not to hold any appointment for any other entity that has a competitive relationship with the Company during, and for one year following the termination of, his employment arrangement with us.

Under our employment agreement with Anthony Chan, Mr. Chan serves as our Chief Financial Officer and receives monthly compensation in the amount of $21,000 per month, subject to periodic review and adjustment. The term of Mr. Chan’s employment agreement is two years unless both parties mutually agree to extend the term. We may terminate the agreement without any reason by giving Mr. Chan not less than two months’ prior notice in writing or salary in lieu thereof. We may also terminate this agreement without any notice period or termination payment under limited circumstances set forth in Mr. Chan’s employment agreement.

Under our employment agreement with Bob Li, Mr. Li serves as Senior Vice President for Commercial Affairs at a base salary of $252,486, subject to review and adjustment. The contract will be terminated upon expiration of the term, if it is terminated in the probationary period, by mutual agreement or in the case of investigation of Mr. Chan for criminal liability. We may also voluntarily terminate the agreement in certain circumstance, as described in the agreement. In the event Mr. Chan’s employment is terminated upon the occurrence of a merger with another company, when the company has been in a loss position for three years, when the company has declared bankruptcy, dissolution or liquidation, or if changes in the law result in the company or Mr. Chan unable to legally perform the contract, the Company will pay Mr. Li an appropriate subsidy and compensation pursuant to the terms of the arrangement and in accordance with the provisions of relevant Chinese laws and regulations.

Director Compensation

During the year ended December 31, 2018, our non-employee directors were entitled to receive cash compensation and an option to purchase ordinary shares. All nonemployee directors receive an annual fee of $30,000, and the chairperson of the Audit Committee receives an additional $18,000 per year and the chairperson of the Compensation Committee receives an additional $5,000 per year. Directors are entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the Board and committees of the Board. The following table sets forth the compensation paid to each person who served as a member of our Board in 2018. Pat Chan, our Chief Executive Officer and Chairman of the Board, did not receive any additional compensation for his service as a director, and his compensation is detailed in the Summary Compensation Table and related disclosures.

Director Compensation Table

The table below shows the compensation received by each of our non-employee directors for their services during 2018. Our non-employee directors do not receive fringe or other benefits.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Pat Sek Yuen Chan	-	-	-	-	-	-	-
Honghui Deng	30,000	-	-	-	-	-	30,000
Yaqi Feng	30,000	-	-	-	-	-	30,000
Bill Huang	30,000	-	-	-	-	-	30.000
Jason Zexian Shen	35,000	-	-	-	-	-	35,000
Eric Tao	30,000	-	-	-	-	-	30,000
Joseph Wai Leung Wong	48,000	-	-	-	-	-	48,000

Equity Awards for Directors

No options were granted to our non-employee directors in the year ended December 31, 2018. The following table provides options held by our nonemployee directors as of December 31, 2018.

Name	Grant date	Vesting Start date	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Option exercise price ($)	Option Expiration date
Honghui Deng	11/18/2017	10/15/2017	8,750	21,250	$5.30	10/15/2027
Yaqi Feng	11/18/2017	10/15/2017	8,750	21,250	$5.30	10/15/2027
Bill Huang	11/18/2017	10/15/2017	8,750	21,250	$5.30	10/15/2027
Jason Zexian Shen	11/18/2017	10/15/2017	8,750	21,250	$5.30	10/15/2027
Eric Tao	11/18/2017	10/15/2017	8,750	21,250	$5.30	10/15/2027
Joseph Wai Leung Wong	11/18/2017	10/15/2017	8,750	21,250	$5.30	10/15/2027

Compensation Committee Interlocks and Insider Participation

As of the date of this Annual Report, no officer or employee serves as a member of the Compensation Committee. None of our executive officers serves as a member of the Board or Compensation Committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Limitation of Liability and Indemnification of Directors and Officers

Our memorandum and articles of association, the BVI Business Companies Act, (as amended), and the common law of the British Virgin Islands allow us to indemnify our officers and directors from certain liabilities. Our memorandum and articles of association provides that we may indemnify, hold harmless and exonerate against all direct and indirect costs, fees and expenses of any type or nature whatsoever, any person who (a) is or was a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was a director, officer, key employee, adviser of our company; or (b) is or was, at the request of our company, serving as a director of, or in any other capacity is or was acting for, another Enterprise.

We will only indemnify the individual in question if the relevant indemnitee acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, the indemnitee had no reasonable cause to believe that his conduct was unlawful. The decision of our directors as to whether an indemnitee acted honestly and in good faith and with a view to the best interests of our company and as to whether such indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of our charter, unless a question of law is involved.

The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the relevant indemnitee did not act honestly and in good faith and with a view to the best interests of our company or that such indemnitee had reasonable cause to believe that his conduct was unlawful.

We may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any indemnitee or who at our request is or was serving as a Director, officer or liquidator of, or in any other capacity is or was acting for, another Enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not we have or would have had the power to indemnify him against the liability as provided in our memorandum and articles of association.

We have insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

We have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the BVI Companies Act, 2004 or our charter. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table presents information as to the beneficial ownership of our ordinary shares as of January 31, 2020 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of January 31, 2020 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our ordinary shares in the following table is based on 40,131,294 ordinary shares outstanding on January 31, 2020. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Borqs Technologies, Inc., Building B23-A, Universal Business Park, No. 10, Jiuxianqiao Road, Chaoyang District, Beijing, 100015 China.

	Number of Shares	%
Name and Address of Beneficial Owners of 5% or more(1)

Zhengqi International Holding Limited(20)	2,544,938	6.3
Intel Capital Corporation(5)	4,016,696	10.0
Norwest Venture Partners(6)	3,533,482	8.8
Asset Horizon International Limited(2)	3,470,821	8.7
Keytone Ventures LP(3)	3,198,861	8.0
GSR Entities (4)	2,747,607	6.9
Chongqing City Youtong Equity Investment Fund(11)	3,734,283	9.3

Directors and Executive Officers
Pat Sek Yuen Chan(7)(10)	1,074,647	2.7
Wan Yu (Lawrence) Chow(18)	10,000	*
Yaqi Feng(17)	87,500	*
Heung Sang Addy (Dexter) Fong(18)	10,000	*
Ji (Richard) Li(18)	10,000	*
Jason Zexian Shen(12)	57,500	*
Bob Li(8)(10)	417,472	1.0
Anthony K. Chan(9)(10)	201,332	*
Eric Tao(19)	27,500	*
Simon Sun(13)	34,716	*
Hareesh Ramanna(14) (10)	238,147	*
George Thangadurai(15)	141,702	*
Gene Wuu (16) (10)	100,055	*
All directors and officers as a group (13 persons)(10)	2,410,571	6.0

*	Less than one percent

(1)	Unless otherwise indicated, the business address of each of the individuals is Building B23-A, Universal Business Park, No.10 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China.
(2)	Fung Bik Wah is the sole director of Asset Horizon International Limited and is deemed as to have voting and dispositive control over shares held by of record by Asset Horizon International Limited. The business address of Asset Horizon International Limited is Unit C, 8/F, Jonsim Place, 228 Queen’s Road East, Hong Kong.
(3)	The general partner of Keytone Ventures, L.P. is Keytone Capital Partners, L.P. (“Keytone Partners”), and Keytone Partners and Keytone Investment Group, Ltd. (“Keytone Ltd”), the general partner of Keytone Partners, may be deemed to have sole voting power, and Joe Zhou, the sole member and director of Keytone Ltd, may be deemed to have sole voting power with respect to such shares and disclaims beneficial ownership of such shares except to the extent of such individual’s proportionate pecuniary interest therein. The address of Keytone Ventures, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY-1104, Cayman Islands.
(4)	Includes 2,451,709 ordinary shares issued to GSR Ventures II, L.P., 147,102 ordinary shares issued to GSR Associates II, L.P. and 2,842 ordinary shares issued to Banean Holdings Ltd. GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd. are collectively referred to as GSR Entities. The general partner of each of GSR Entities is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Richard Lim, James Ding, Ryann Yap, Alexander Pan and Kevin Fong. Each of these individuals exercise shares voting and investment power over the shares held of record by GSR Ventures II, L.P. and GSR Associates II, L.P. and disclaims beneficial ownership of such shares except to the extent of such individual’s proportionate pecuniary interest therein. The business address of GSR Entities is Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.
(5)	Intel Corporation, a publicly-listed corporation, is the parent company of Intel Capital Corporation and is deemed as to have voting and dispositive control over shares held by Intel Capital Corporation. Wendell Brooks, Robert Swan and Susie Giordano may be deemed to share voting power and investment power with respect to the shares held by Intel Corporation and Intel Capital Corporation. Each individual listed herein disclaims beneficial ownership with respect to all such shares except to the extent of his or her pecuniary interest therein. The business address of Intel Corporation and Intel Capital Corporation is 2200 Mission College Blvd., M/S RNB 6-59, Santa Clara, CA 95054.
(6)	The general partner of Norwest Venture Partners X, LP is Genesis VC Partners X, LLC. The managing member of Genesis VC Partners X, LLC is NVP Associates, LLC and Promod Haque, Jeffrey Crowe and Matthew Howard are the Co-CEOs of NVP Associates, LLC. Each of these individuals exercises shared voting and investment power over the shares held of record by Norwest Venture Partners X, LP and disclaims beneficial ownership of such shares except to the extent of such individual’s proportionate pecuniary interest therein. The business address of Norwest Venture Partners X, LP is 525 University Avenue, # 800, Palo Alto, CA 94301.
(7)	Includes 726,716 ordinary shares and 347,931 options that are or will be vested within 60 days from January 31, 2020, out of a total of 367,612 ordinary shares subject to options.
(8)	Includes 354,842 ordinary shares and 62,630 options that are or will be vested within 60 days from January 31, 2020, out of a total of 62,630 ordinary shares subject to options.
(9)	Includes 12,395 ordinary shares and 188,937 options that are or will be vested within 60 days from January 31, 2020, out of a total of 188,937 ordinary shares subject to options.
(10)	Includes such shareholder’s pro rata portion of the 1,278,776 Escrowed Shares returned on August 3, 2018 to the Borqs shareholders immediately prior to the business combination on August 18, 2017.
(11)	Includes 2,800,712 ordinary shares that were paid for in cash and 933,571 ordinary shares to be paid for by November 16, 2019.
(12)	Includes 30,000 ordinary shares and 27,500 options that are or will be vested within 60 days from January 31, 2020, out of a total of 60,000 ordinary shares subject to options.
(13)	Including 34,716 options that are or will be vested within 60 days from January 31, 2020, out of a total of 34,716 ordinary shares subject to options.
(14)	Including 41,319 ordinary shares and 196,828 options that are or will be vested within 60 days from January 31, 2020, out of a total of 214,147 ordinary shares subject to options.
(15)	Including 141,702 options that are or will be vested within 60 days from January 31, 2020, out of a total of 141,702 ordinary shares subject to options.
(16)	Including 24,791 ordinary shares and 75,264 options that are or will be vested within 60 days from January 31, 2020, out of a total of 75,264 ordinary shares subject to options.
(17)	Includes 60,000 ordinary shares and 27,500 options that are or will be vested within 60 days from January 31, 2020, out of a total of 60,000 ordinary shares subject to options.
(18)	Includes 10,000 options that are or will be vested within 60 days from January 31, 2020, out of a total of 30,000 ordinary shares subject to options.
(19)	Includes 27,500 options that are or will be vested within 60 days from January 31, 2020, out of a total of 60,000 ordinary shares subject to options.
(20)	Zhengqi International Holding Ltd (“Zhengqi”) was the sponsor of the special purpose acquisition entity which merged with the Company in August 2017. Includes 944,938 founders’ shares, 600,000 shares distributed to an affiliate of Zhengqi, and 1,000,000 shares received from the release of escrowed backstop guarantee arrangement.

Related Party Transactions

See above “Item 5. Operating and Financial Review and Prospects – Related Party Transactions”.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

The financial statements required by this item can be found at the end of this report on Form 20-F, beginning on page F-1.

Legal Proceedings

We were in arbitration before the International Chamber of Commerce with Samsung Electronics Co., Ltd. (“Samsung”) to resolve a dispute regarding royalties payable to the Company under a software license agreement the Company had with Samsung. Samsung alleged that, for the period starting the fourth quarter of 2010 through mid-2012, the Company was overpaid royalties in the amount of approximately $1.67 million due to a clerical error in Samsung’s accounting department that enabled the Company to receive royalties on sales of Samsung handsets that did not contain its software. Samsung was seeking repayment of the $1.67 million plus accrued interest of 12% per annum and as well as reimbursements of reasonable fees including attorney fees and arbitration costs.

After arbitration hearings held in May 2018, on November 27, 2018, the International Chamber of Commerce notified the Company of its decision and issuance of an arbitration award (the “Award”), which the Company received on November 29, 2018. Pursuant to the Award, the Company has the obligation to pay Samsung an aggregate of $2,546,401 plus an interest of 9% per annum starting May 16, 2018 until full payment is paid. Samsung was also awarded its attorney’s fees and expenses in the aggregate amount of approximately $1.73 million. The Company has reached an agreement with Samsung for settling the payments due Samsung by making 24 monthly payments beginning with April 2019. The Company has pledged $5 million worth of ordinary shares in escrow as security for the payments and in the event that the Company is in default of the scheduled payments, Samsung has the right to seize the escrow shares.

Other than the above, the Company has not been named in any litigation where claims or counterclaims have been filed against us, as of the date of this annual report.

Dividend Policy

We are a holding company and may rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders to the extent we choose to do so, to service any debt it may incur and to pay our operating expenses. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries are required to set aside at least 10% of our after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of our registered capital. Appropriations to the employee welfare funds are at the discretion of the board of directors of Borqs Beijing. These reserves are not distributable as cash dividends.

Cash transfers from PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency obligation. See “Risk Factors — Risks Related to Doing Business in China”, “Our subsidiaries in China are subject to restrictions on making dividends and other payments to it or any other affiliated company” and “Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.”

Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

A.	Memorandum and Articles of Incorporation

Our amended and restated memorandum and articles of association has been filed with the SEC on Form 8-K on August 24, 2017.  Those amended and restated articles of association contained in such filing are incorporated by reference.

B.	Material contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report.  We refer you to “Item 4. Information on the Company – A. History and Development of the Company”, “Item 4. Information on the Company –Overview”, and “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Related Party Transactions” for a discussion of these contracts.  Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

C.	Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

D.	Taxation

The following discussion of British Virgin Islands and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

British Virgin Islands Taxation

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

Investors are urged to consult their own tax advisors regarding the application of U.S. federal taxation to their particular circumstances, and the state, local, non-U.S., or other tax consequences of the ownership and disposition of our ordinary shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets (including goodwill, other unbooked intangibles, and the cash proceeds following our initial public offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

F.	Dividends and paying agents

Not applicable.

E.	Statement by experts

Not applicable.

H.	Documents on display

We file annual reports and other information with the SEC.  You may inspect and copy any report or document we file, including this annual report and the accompanying exhibits, at the website maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.borqs.com. Information on our website does not constitute a part of this annual report and is not incorporated by reference.

We will also provide without charge to each person, including any beneficial owner of our ordinary shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report.  Please direct such requests to Investor Relations, Borqs Technologies, Inc., Building B23-A, Universal Business Park, No.10 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China. Telephone number +86 10 5975 6336 or facsimile number +86 10 5975 6363.

I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

See above “Item 5. Operating and Financial Review and Prospects – Related Party Transactions”.

Liquidity Risk

See above “Item 5. Operating and Financial Review and Prospects – Related Party Transactions”.

Interest Rate Risk

As of December 31, 2018, we had aggregate variable-rate borrowings, including the term-loans and revolving credit borrowed from SPD Silicon Valley Bank (“SSVB”); however, all of the loans and credit facilities from SSVB were entirely repaid as of March 2019. With the exception of our loan with HSBC which is based on LIBOR plus 1%, the interest rates in our borrowings are fixed and therefore changes in the market interest rates will have minimal impact on our operations.

The Company does not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Rate Risk

We generate almost all of our revenue from the Connected Solutions BU in U.S. Dollars and all of our revenue from the MVNO BU in Chinese Rmb Yuan. The majority of our general and administrative expenses are in Chinese Rmb Yuan and Indian Rupees.  We paid for our costs of good in either US Dollars and Chinese Rmb Yuan depending on the source of the materials and components. For accounting purposes, non-US Dollars balance sheet items are converted to US Dollars at the mean exchange rate as of the date of the balance sheet, and non-US Dollars income and expense items are converted to US Dollars at the average exchange rate for the period of the reporting. We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during the year ended December 31, 2018, these foreign exchange fluctuations represented 0.3% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses.

Inflation Risk

We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable future.  However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, cost of goods and financing costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See section on risk factors.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OR PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) or 15d-15(e)) as of December 31, 2018 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, have concluded that, due to the outstanding material weakness described below, our disclosure controls and procedures are ineffective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were not effective at December 31, 2018,  but were cured as of the fourth quarter of 2019. In 2018, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

Additionally, management identified the following significant deficiencies relating to the IT controls in our MVNO business.

1)	Large amounts of customer personal information, account balances and usage details were only provided by MVNO BU’s incumbent operator, China Unicom, on a six-month basis; and through strenuous efforts MVNO BU were still not able to convince China Unicom to keep the data longer than a historical rolling 6-month interval; and

2)	Super system administrator access of key business information systems of MVNO BU can be obtained by out-sourced third-party developers. Such super system administrator access can be used to add, delete, or modify the business data in the key business information systems.

We intend to remedy the lack of historical information by adding servers to the Yuantel IT system to store back-ups of historical data, within the year of 2020, and also augment a more secured structure regarding the allowance for out-sourced third-party developers to have access to our key information.

(c)	Changes in Internal Control over Financial Reporting

We identified one material weaknesses in internal control over financial reporting during our preparation of the financial statements for the fiscal year ended December 31, 2017 and insufficient number of accounting and financial reporting personnel with the requisite knowledge and experience in application of U.S. GAAP and SEC requirements and financial reporting programs. During 2018, the Company began to seek for professional services for U.S. GAAP and SEC financial reporting related matters. The Company made efforts in recruitment and hired a financial reporting controller and an accounting manager in 2018. In addition, the Company identified a qualified external professional consultant for a senior financial and reporting role from its selection process in 2018, and the individual officially joined the Company as a financial director in January 2019. We have taken multiple steps to implement measures designed to improve our internal control over financial reporting entirely to remediate the material weakness and hence our management concluded that the material weakness that existed as of December 31, 2018 continued to be improved throughout the year of 2019 with actions including: (a) hiring of a financial director with over 15 years of US GAAP audit experience from January through October 2019 to help set up workflows for the strengthening of internal controls and preserving accuracy in preparing consolidated financial statements, (b) hiring of a senior manager of finance who is a licensed accountant from Australia and has US GAAP reporting experiences with several firms before joining our Company; and (c) since December 2018, our Chairperson of the Audit Committee, a member of the Washington State board of Accountancy since the year 1989, has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations.

In addition, we plan to take a number of other measures to strengthen our internal control over financial reporting, including (i) continuing to hire additional qualified professionals with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters; (ii) organizing regular training for our accounting staffs, especially the trainings related to U.S. GAAP and SEC reporting requirements; and (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. As of December 2019, we have adopted the following guidelines and established the following committees of the Board to implement measures to remediate our internal control deficiencies in order to meet the requirements imposed by Section 404 of the Sarbanes Oxley Act.

●	Adopted an Anti-corruption Policy Supplement - The Company has adopted its Foreign Corrupt Practices Charter (the “FCPA Charter”) on August 18, 2017, and in December 2019 adopted a Global Anti-Corruption Policy Supplement to augment the FCPA Charter for addressing how Company personnel are to conduct themselves when in direct or indirect contact with government officials, as well as provide additional specific information about the anti-corruption laws in the U.S. and general guidance to compliance with anti-corruption laws.

●	Adopted an Anti-Money Laundering and Identity Verification Policy (the “AML Policy”) - It is the Audit Committee’s responsibility to ensure that Company has appropriate procedures for the receipt, retention, and treatment regarding the Company’s Anti-Money Laundering Policies and Identity Verification Process matters. The AML Policy is intended to fulfill these responsibilities and to ensure that any such AML concerns are promptly and effectively addressed.

●	Adopted a Related Party Transaction Policy - The Related Party Transaction Policy is to be used by the Company and all of its subsidiaries, to ensure that all related person transactions shall be subject to review and oversight in accordance with the procedures as set forth in the policy.

●	Established the Enterprise Risk Oversight Committee of the Board (the “Risk & Oversight Committee”) - for carrying out the responsibility of overseeing the effectiveness of risk management policies, procedures and practices implemented by management of the Corporation with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company.

●	Established the Risk and Information Security Committee of the Board (the “Risk & Security Committee”) - to assist the Board in fulfilling its oversight responsibilities by overseeing and reviewing: the Company’s internal controls to protect the Company’s information and proprietary assets, and the Company’s risk governance structure, including the Enterprise Risk Management framework, risk policies and risk tolerances.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Heung Sang Addy Fong (also known as Dexter Fong), an independent director and a member of our audit committee, is an “Audit Committee Financial Expert” under Section 407(d)(5) of Regulation S-K promulgated under the Securities and Exchange Act of 1934, as amended, and the corporate governance rules of the Nasdaq Stock Market. The previous Audit Committee Financial Expert, Mr. Joseph Wai Leung Wong, resigned as of January 2, 2019 due to health reasons and the Board of Directors on March 4, 2019, elected Mr. Fong as an independent director. The Board also determined that Mr. Fong qualifies as an “Audit Committee Financial Expert” and appointed Mr. Fong as a member and the chairperson of the Audit Committee.

ITEM 16B. CODE OF ETHICS

Our Code of Business Conduct and Ethics for Employees (“Code of Ethics”) applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our corporate website, www.borqs.com. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to file a current report on Form 6-K to disclose amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our previous independent registered public accounting firm, Ernst and Young Hua Ming LLP, for the years ended December 31, 2017 and 2018:

$’000	2017	2018
Audit fees	$741	$1,008
Other audit service fees	$-	30
Tax study fee	$30	29
All other fees	-	-
Total fees	$771	$1,067

The following table sets forth the aggregate fees for audit and other services provided by our previous independent registered public accounting firm, JLKZ CPA LLP, for the years ended December 31, 2017 and 2018:

$’000	2017	2018
Audit fees	$-	$-160
Other audit service fees	$-	-
Tax study fee	$-	-
All other fees	-	-
Total fees	$-	$160

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Yu Certified Public Accountant, P.C. (“Yu CPA”), for the years ended December 31, 2017 and 2018:

$’000	2017	2018
Audit fees	$-	$450
Other audit service fees	$-	-
Tax review fee	$-	16
All other fees	-	-
Total fees	$-	$466

Audit fees for the years ended December 31, 2017 and 2018 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2017 and 2018, and the review of the financial statements included in our quarterly reports when we were a domestic filer, and review of documents provided in connection with our regulatory filings.

In accordance with our charter, the audit committee is required to pre-approve all audit and non-audit services to be performed by the independent auditors and the related fees for such services other than prohibited non-auditing services as promulgated under rules and regulations of the SEC (subject to the inadvertent de minimis exceptions set forth in the Sarbanes-Oxley Act of 2002 and the SEC rules). Subsequent to the merger in August 2017, all services performed by EY and Yu CPA for our benefit were pre-approved by the audit committee in accordance with its charter and all applicable laws, rules and regulations.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company purchased a total of 4,172 ordinary shares from the open market between the dates of November 29 and December 28, 2017, at prices between $5.05 and $5.50 per share. Such purchases were all settled as of January 4, 2018.

The Company repurchased 966,136 of our ordinary shares from Zhengqi International Holding Ltd. at the original purchase price and for an aggregate amount of $10.05 million. The repurchase transaction was completed as of May 2019. As part of the repurchase transaction, 1,227,625 escrowed earnout shares were returned to the former Borqs International shareholders prior to the business combination transaction with Pacific Securities on August 18, 2017.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 24, 2019 (the “EY Effective Date”), the Company dismissed Ernst & Young Hua Ming LLP (“EY”) as the Company’s independent registered public accounting firm. EY previously issued reports on the Company’s consolidated financial statements for the years ended December 31, 2016 and 2017. Such audit reports did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit report on the Company’s financial statements for the fiscal year ended December 31, 2017 contained an explanatory paragraph expressing substantial doubt on the Company’s ability to continue as a going concern. EY did not issue its audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2018.

During the fiscal years ended December 31, 2016 and 2017 and through the EY Effective Date, there were (i) no disagreements between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference thereto in their reports on the consolidated financial statements for such years, and (ii) no reportable events as that term is defined in Item 16F (a)(1)(v) of Form 20-F, except that:

(i)	As of the date of EY’s dismissal, the Yuantel Investigation was ongoing, which upon further investigation, may materially impact the fairness or reliability of EY’s previously issued audit reports for the years ended December 31, 2016 and 2017, or the Company’s consolidated financial statements to be issued for the year ended December 31, 2018; and

(ii)	As of December 31, 2016 the Company did not maintain effective internal controls over financial reporting due to the material weaknesses identified, including: (i) an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs; and (ii) insufficient controls to ensure that appropriate accruals were made for expenses. As of December 31, 2017, though the deficiencies relating to applicable controls over expense accruals were effectively remediated, the Company continued to identify a material weakness relating to hiring sufficient U.S. GAAP and SEC reporting qualified accounting personnel, which it was unable to fully remediate at such time.

On September 29, 2019, the audit committee of the board of directors of the Company approved the appointment of JLKZ CPA LLP (“JLKZ”) as its new independent registered public accounting firm for the audit of the year ended December 31, 2018 and to issue an audit report. On November 12, 2019 (the “JLKZ Effective Date”), the Company dismissed JLKZ as the Company’s independent registered public accounting firm, effective immediately. The decision to dismiss JLKZ was approved by the Company’s Audit Committee. Prior to such dismissal, JLKZ did not complete its audit of the Company’s financial statements for the year ended December 31, 2018 or issue any audit report. Since September 29, 2019 and through the JLKZ Effective Date, there were no disagreements between the Company and JLKZ on matters of accounting principles or practices and financial statement disclosure, except regarding certain transactions which JLKZ considered as related party transactions. The Audit Committee of the Company disagreed with JLKZ’s view on such transactions and the Company deemed such considerations by JLKZ were not in conformity to the accounting principles or practices applied and financial statement disclosure made in the Company’s historical consolidated financial statements for the years ended December 31, 2017 and 2016. The Company authorized JLKZ to respond fully to the inquiries of its successor accountant, if any, concerning the subject matter of the foregoing disagreement. There were no other reportable events as that term is defined in Item 16F (a)(1)(v) of Form 20-F.

On November 20, 2019, the audit committee of the board of directors of the Company approved the appointment of YU CERTIFIED PUBLIC ACCOUNTANT PC (“YU CPA”) as its new independent registered public accounting firm for the audit of the year ended December 31, 2018 and to issue an audit report. Except as disclosed herein, during the Company’s two most recent fiscal years and in the subsequent interim period through the Effective Date, the Company has not consulted with YU CPA regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that YU CPA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of Nasdaq’s corporate governance rules. The Company’s corporate governance practices do not deviate from Nasdaq’s corporate governance rules and we are in full compliance with all other applicable Nasdaq corporate governance standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Yu Certified Public Account PC and Ernst & Young Hua Ming LLP, is set forth on pages F-1 through F-56 and are filed as part of this annual report.

ITEM 19. EXHIBITS

	Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Amended and Restated Memorandum and Articles of Association	8-K	001-37593	3.1	8/24/17
2.1	Borqs Technologies, Inc. 2017 Equity Incentive Plan, as amended	8-K	001-37593	10.10	8/24/17
2.2	Form of Warrant, dated August 18, 2017, by and between the Company and each of Warrant Holders	8-K	001-37593	10.11	8/24/17
2.3	Form of Warrant issued to Partners For Growth V, L.P.	8-K	001-37593	10.4	12/20/18
2.4	Description of Securities					X
4.1	Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.20	7/2/18
4.2	Subordination Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited, Borqs International Holding Corp., Spd Silicon Valley Bank Co., Ltd. and Partners for Growth V, L.P.	S-1/A	333-223034	10.21	7/2/18
4.3	Deed Of Guarantee and Indemnity, Effective as of April 30, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.22	7/2/18
4.4	Debenture, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.23	7/2/18
4.5	Deed and Charge Of Shares, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.24	7/2/18
4.6	Deed Of Guarantee and Indemnity, Effective as of April 30, 2018, by and Between Borqs Hong Kong Limited and Partners for Growth V., L.P.	S-1/A	333-223034	10.25	7/2/18
4.7	Debenture, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.26	7/2/18
4.8	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.27	7/2/18
4.9	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.28	7/2/18
4.10	Equitable Mortgage, Effective as of April 30, 2018, by and between Borqs Technologies, Inc. and Partners For Growth V, L.P.	S-1/A	333-223034	10.29	7/2/18

	Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
4.11	Waiver and Modification No. 2 To Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.30	7/2/18
4.12	Amended and Restated Registration Rights Agreement, dated August 18, 2017, by and among Pacific and certain shareholders of Pacific	8-K	001-37593	10.13	8/24/17
4.13	Share Purchase Agreement, dated January 18, 2018, by and among with Borqs Technologies, Inc. and Colmei Technology International Limited, Shenzhen Crave Communication Company, Limited, and their respective shareholders.	8-K	001-37593	99.1	1/22/18
4.14	Form of Indemnification Agreement, dated August 18, 2017, by and Borqs Technologies, Inc. and each of its directors and executive officers	10-K	001-37593	10.19	4/2/18
4.15	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.37	8/6/18
4.16	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.38	8/6/18
4.17	Amendment Agreement, Effective August 31, 2018, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.42	9/14/18
4.18	Amendment Agreement, Effective August 31, 2018, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.43	9/14/18
4.19	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.44	9/14/18
4.20	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd. Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.45	9/14/18
4.21	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.46	9/14/18
4.22	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd., Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.47	9/14/18
4.23	Loan and Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.48	9/14/18
4.24	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.49	9/14/18
4.25	Debenture, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.50	9/14/18
4.26	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.51	9/14/18
4.27	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth IV, L.P.	S-1/A	333-223034	10.52	9/14/18
4.28	Debenture, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.53	9/14/18
4.29	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.54	9/14/18
4.30	Subordination Agreement, Effective as of August 15, 2016, by and between Spd Silicon Valley Bank Co., Ltd. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.55	9/14/18
4.31	Facility Agreement for Working Capital Loans, Effective as of August 31, 2015, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.56	9/14/18
4.32	Guarantee Agreement for Corporate Guarantor, Effective as of August 31, 2015, Byand Between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.57	9/14/18
4.33	Amendment Agreement, Effective July 20, 2016, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.58	9/14/18
4.34	Amendment Agreement, Effective August 31, 2017, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.59	9/14/18
4.35	Facility Agreement for Working Capital Loan, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.60	9/14/18

	Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
4.36	Pledge Agreement Of Accounts Receivable, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.61	9/14/18
4.37	Amendment Agreement, Effective July 20, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.62	9/14/18
4.38	Amendment Agreement, Effective August 31, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.63	9/14/18
4.39	Share Purchase Agreement, dated as of December 15, 2018, by and among Borqs Technologies, Inc., Borqs Beijing, Ltd., Borqs Hong Kong Limited, Shanghai KADI Technologies Co., Ltd., KADI Technologies Limited and the selling shareholders named therein.	8-K	001-37593	10.1	12/20/18
4.40	Waiver and Modification No. 1 to Loan and Security Agreement, dated as of December 17, 2018, by and among Partners for Growth V, L.P., Borqs Hong Kong Limited, BORQS International Holding Corp. and Borqs Technologies, Inc.	8-K	001-37593	10.2	12/20/18
4.41	Promissory Note, dated December 17, 2018	8-K	001-37593	10.3	12/20/18
4.42	Amended and Restated Loan and Security Agreement, dated March 8, 2019, by and among the Company, PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.1	03/14/19
4.43	Reaffirmations of Intellectual Property Security Agreement and Joinder, dated March 8, 2019, by and among PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.4	03/14/19
4.44	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS HK and BORQS Tech HK	6-K	001-37593	10.5	03/14/19
4.45	Equity Mortgage, dated March 8, 2019, by and among PFG5, BORQS International and the Company	6-K	001-37593	10.6	03/14/19
4.46	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and BORQS Software Solutions Private Limited	6-K	001-37593	10.7	03/14/19
4.47	Custody and Control Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and Borqs Software Solutions Private Limited	6-K	001-37593	10.8	03/14/19
4.48	Securities Purchase Agreement, dated April 29, 2019, by and between the Company and Chongqing City Youtong Equity Investment Fund, Limited Liability Partnership	6-K	001-37593	10.1	05/22/19
4.49	Partial Assignment and Amendment of Backstop and Subscription Agreement, dated August 18, 2017, by and between Zhengqi, EarlyBirdCapital, Pacific and Borqs International	8-K	001-37593	10.12	8/24/17
4.50	Letter of Intent, dated January 8, 2018, by and between Borqs Technologies, Inc. and Shanghai KADI Technologies Co., Ltd.	10-K	001-37593	10.14	4/2/18
4.51	Vendor Master Services Agreement, dated July 5, 2013, by and between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	5/14/18
4.52	Vendor Master Services Agreement, dated July 5, 2013, by and Between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	7/2/18
4.53	Colmei Technology International Limited Master Manufacturing Agreement and Form of Purchase Order, dated March 6, 2017.	10-K	001-37593	10.17	4/2/18
4.54	Reliance Retail Limited Form of Purchase Order, dated November 23, 2015	10-K	001-37593	10.18	4/2/18
4.55	Exclusive Business Cooperation Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Beijing Big Cloud	S-1/A	333-223034	10.32	8/6/18
4.56	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Between Borqs Beijing Ltd. and Wang Lei	S-1/A	333-223034	10.33	8/6/18
4.57	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Wang Tun	S-1/A	333-223034	10.34	8/6/18
4.58	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Lei, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.35	8/6/18
4.59	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.36	8/6/18
4.60	Overseas Procurement and Sales Service Agreement, dated November 20, 2017, by and between Borqs International Holding Corp., Hhmc Microelectronics Co., Limited and Borqs Technologies, Inc.	S-1/A	333-223034	10.41	8/6/18
4.61	Master Services Agreement for Software Development, dated February 8, 2018, by and between Cloudminds (Hong Kong) Ltd. and Borqs Hong Kong Limited.	10-Q	001-37593	10.1	11/19/18

Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
4.62	Loan Agreement, effective November 29, 2018, by and among BORQS Beijing Ltd., HHMC Microelectronics Co., Ltd., Borqs Technologies, Inc. and Pat Chan.	8-K	001-37593	10.1	12/6/18
4.63	Formal Commercial Cooperation Agreement for Mobile Communication Resale Business, dated June 5, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom					X
4.64	Memorandum of Understanding of Equity Transfer and Incentive, dated November 8, 2018, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinan Yuantel Communication Technology LLP					X
4.65	Ownership Transfer Agreement, dated February 14, 2019, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinggangshan Leiyi Venture Capital LLP					X
4.66	10% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership					X
4.67	Mobile Communication Resale Business Cooperation Agreement, dated January 10, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom					X
4.68	Alpha Network Ltd. Manufacturing & Service Agreement and Form of Purchase Order, dated September 1, 2015	10-K	001-37593	10.16	4/2/18
4.69	Waiver, Consent and Modification to Loan and Security Agreement, dated June 28, 2019, by and among PFG4, Borqs HK, Borqs International, and the Company.					X
4.70	Waiver, Consent and Modification No. 1 to Amended and Restated Loan and Security Agreement, dated June 28, 2019, by and among PFG5, Borqs HK, Borqs International, and the Company.					X
4.71	Supplementary Agreement 1 of the “Mobile Communication Resale Business Cooperation Agreement,” dated January 16, 2019, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom					X
4.72	20% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership					X
4.73	Engagement Letter, dated December 6, 2019, by and between the Company and American West Pacific International Investment Corp.					X
4.74	Amended Engagement Letter, dated January 17, 2020, by and between the Company and American West Pacific International Investment Corp.					X
4.75	Strategic Cooperation Agreement, dated January 2020, by and between China National Technical & Export Corp, Genertec America Inc., and the Company					X
4.76	Stock Repurchase Agreement, dated January 10, 2018, by and among with Borqs Technologies, Inc., Zhengqi International Holding Limited, Borqs International Holding Corp, Zhengqi International Holding Limited, solely in its capacity as the Issuer Representative, and Zhengdong Zou, solely in its capacity as the Seller Representative	8-K	001- 37593	99.1	01/12/18
8.1	List of Subsidiaries					X
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002					X
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002					X
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002					X
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002					X

101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

+	Management contract or compensatory plan or arrangement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BORQS TECHNOLOGIES, INC.

By:	/s/ Pat Sek Yuen Chan
Name:	Pat Sek Yuen Chan
Title:	Chairman & Chief Executive Officer

Date: February 3, 2020

BORQS TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Borqs Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Borqs Technologies, Inc. (the “Company”) as of December 31, 2018, the related consolidated statement of operations, consolidated statement of comprehensive income (loss), consolidated statement of shareholders' (deficit) equity, and consolidated statement of cash flows, for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with generally accepted accounting principles in the United States of America.

Emphasis of Matter - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, although the Company has incurred losses, and it has not yet to attain profitability or favorable working capital. This raises substantial doubt about its ability to continue as a going concern. Management’s plan regards to these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Adoption of New Accounting Standards

As discussed in Note 2(h) to the consolidated financial statements, the Company changed its method in the presentation of the cash flows in the year ended December 31, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Yu Certified Public Accountant, P.C.

We have served as the Company’s auditor since 2019.

New York, New York
February 3, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Borqs Technologies, Inc. (Formerly known as Pacific Special Acquisition Corp.):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Borqs Technologies, Inc. (Formerly known as Pacific Special Acquisition Corp.) (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income (loss), shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, the People’s Republic of China

April 2, 2018

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2017	2018
		$	$
ASSETS
Current assets:
Cash and cash equivalents		13,009	1,931
Accounts receivable, net		63,155	2,454
Inventories, net	(5)	16,810	6,788
Deferred cost of revenues		507	3,736
Prepaid expenses and other current assets, net	(6)	15,817	27,016
Amounts due from discontinued operations	(1)	14,279	9,354
Current assets held for sale	(1)	10,233	2,555

Total current assets		133,810	53,834

Non-current assets:
Property and equipment, net	(7)	504	305
Intangible assets, net	(8)	11,674	11,442
Deferred tax assets	(16)	523	639
Deferred cost of revenues		2,642	3,195
Other non-current assets		2,913	556
Non-current assets held for sale	(1)	10,945	10,421

Total non-current assets		29,201	26,558

Total assets		163,011	80,392

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2017	2018
		$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		45,547	18,813
Accrued expenses and other payables	(11)	8,125	18,997
Advances from customers		3,623	5,446
Amount due to related parties-current	(17)	-	1,071
Deferred revenues		2,056	2,347
Income tax payable		1,232	968
Short-term bank and other borrowings	(10)	12,648	11,010
Long-term bank borrowings - current portion	(10)	5,432	5,770
Current liabilities held for sale (including current liability of the Consolidated VIEs without recourse to the primary beneficiary of $28,364 and $18,725 as of December 31, 2017 and 2018, respectively)	(1)	28,364	18,725

Total current liabilities		107,027	83,147

Non-current liabilities:
Unrecognized tax benefits	(16)	2,121	2,020
Deferred tax liabilities	(16)	2,055	2,453
Deferred revenues		1,346	4,940
Long-term payables		-	6,663
Deferred government grants	(12)	1,957	1,864
Non-current liabilities held for sale (including non-current liability of the Consolidated VIEs without recourse to the primary beneficiary of $1,500 and $1,779 as of December 31, 2017 and 2018, respectively)	(1)	1,500	1,779

Total non-current liabilities		8,979	19,719

Total liabilities		116,006	102,866

Commitments and contingencies	(21)

Shareholders’ equity (deficit):
Ordinary shares (no par value; unlimited shares authorized; 30,804,635 shares and 31,307,522 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		-	-
Additional paid-in capital		120,642	124,062
Statutory reserve		1,898	2,097
Accumulated deficit		(74,231)	(146,194)
Accumulated other comprehensive loss	(13)	(507)	(2,143)

Total Borqs Technologies, Inc. shareholders’ equity (deficit)		47,802	(22,178)

Noncontrolling interest		(797)	(296)

Total shareholders’ equity (deficit)		47,005	(22,474)

Total liabilities, noncontrolling interest and shareholders’ equity (deficit)		163,011	80,392

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2016	2017	2018
		$	$	$
Net Revenues:
Software		14,912	11,116	8,131
Software – related party		456	96	1,372
Hardware		70,080	111,021	118,917

Total net revenues		85,448	122,233	128,420

Software		(7,491)	(7,247)	(8,720)
Hardware		(57,452)	(96,247)	(125,723)

Total cost of revenues		(64,943)	(103,494)	(134,443)

Total gross profit (loss)		20,505	18,739	(6,023)

Operating expenses:
Sales and marketing expenses		(3,050)	(4,252)	(2,456)
General and administrative expenses		(7,081)	(18,616)	(52,031)
Research and development expenses		(5,395)	(6,194)	(6,338)
Changes in the fair value of warrant liabilities		(12)	(200)	-

Total operating expenses		(15,538)	(29,262)	(60,825)

Other operating income		3,738	2,116	180

Operating income (loss)		8,705	(8,407)	(66,668)

Interest income		18	4	2
Interest expense		(852)	(1,832)	(2,578)
Other income		114	574	36
Other expense		(1)	(8)	(18)
Foreign exchange gain (loss)		692	(779)	499

Income (loss) from continuing operations, before income taxes		8,676	(10,448)	(68,727)

Income tax expense	(16)	(3,244)	(2,342)	(331)

Net income (loss) from continuing operations		5,432	(12,790)	(69,058)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2016	2017	2018
		$	$	$
Discontinued operations
(Loss) income from operations of discontinued entities		(3,421)	408	(1,300)
Income tax benefit (expense)		585	23	(1,641)

Net (loss) income on discontinued operations	(1)	(2,836)	431	(2,941)

Net income (loss)		2,596	(12,359)	(71,999)

Less: net income (loss) attributable to noncontrolling interest		(632)	210	(235)

Net income (loss) attributable to Borqs Technologies, Inc.		3,228	(12,569)	(71,764)
Add:
Accretion to redemption value of Convertible Redeemable Preferred Shares		(976)	(6,956)	-
Allocation to holders of Convertible Redeemable Preferred Shares		(2,252)	-	-

Net loss attributable to ordinary shareholders		-	(19,525)	(71,764)

Net earnings (loss) per share from continuing operations attributable to Borqs Technologies, Inc.
Earnings (loss) per share—Basic:	(20)	1.00	(1.53)	(2.21)
Earnings (loss) per share—Diluted:	(20)	0.39	(1.53)	(2.21)

Net (loss) earnings per share from discontinued operations attributable to Borqs Technologies, Inc.
(Loss) earnings per share—Basic:	(20)	(1.00)	0.01	(0.09)
(Loss) earnings per share—Diluted:	(20)	(0.39)	0.01	(0.09)

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic:	(20)	-	(1.52)	(2.30)
Loss per share—Diluted:	(20)	-	(1.52)	(2.30)

Number of ordinary shares used in earnings per share computation:
Weighted-average number of ordinary shares used in calculating continuing operations—basic	(20)	4,224,725	12,842,671	31,200,056
Weighted-average number of ordinary shares used in calculating continuing operations—diluted	(20)	5,558,577	12,842,671	31,200,056

Weighted-average number of ordinary shares used in calculating discontinued operations—basic	(20)	4,224,725	12,842,671	31,200,056
Weighted-average number of ordinary shares used in calculating discontinued operations—diluted	(20)	5,558,577	12,842,671	31,200,056

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2016	2017	2018
		$	$	$
Net income (loss)		2,596	(12,359)	(71,999)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil		(1,575)	2,207	(1,709)
Other comprehensive (loss) income, net of tax of nil	(13)	(1,575)	2,207	(1,709)
Comprehensive income (loss)		1,021	(10,152)	(73,708)
Less: comprehensive (loss) income attributable to noncontrolling interest		(730)	298	(308)
Comprehensive income (loss) attributable to Borqs Technologies, Inc.		1,751	(10,450)	(73,400)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of $, unless otherwise stated, except for number of shares)

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated statutory reserves	Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ deficit	Noncontrolling interest	Total shareholders’ deficit

Balance as of January 1, 2016		4,224,725	-	1,178	1,270	(1,149)	(56,330)	(55,031)	(365)	(55,396)
Consolidated net income		-	-	-	-	-	3,228	3,228	(632)	2,596
Appropriation of statutory reserves		-	-	-	628	-	(628)	-	-	-
Foreign exchange difference		-	-	-	-	(1,477)	-	(1,477)	(98)	(1,575)
Accretion to redemption value of Convertible Redeemable Preferred Shares		-	-	-	-	-	(976)	(976)	-	(976)

Balance as of December 31, 2016		4,224,725	-	1,178	1,898	(2,626)	(54,706)	(54,256)	(1,095)	(55,351)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Series E-1 Preferred Shares	Additional paid-in capital	Accumulated statutory reserves	Other comprehensive loss	Accumulated deficit	Total Borqs Technologies Inc. shareholders’ (deficit) equity	Noncontrolling interest	Total shareholders’ (deficit) equity

Balance as of January 1, 2017	4,224,725	-	-	1,178	1,898	(2,626)	(54,706)	(54,256)	(1,095)	(55,351)
Consolidated net loss	-	-	-	-	-	-	(12,569)	(12,569)	210	(12,359)
Foreign exchange difference	-	-	-	-	-	2,119	-	2,119	88	2,207
Issuance of ordinary shares	35,173	-	-	386	-	-	-	386	-	386
Issuance of Series E-1 Preferred Shares	-	-	2,708	-	-	-	-	2,708	-	2,708
Beneficiary conversion feature of Series E Preferred Shares	-	-	-	3,258	-	-	-	3,258	-	3,258
Reclassification of warrants upon the consummation of the Merger	-	-	-	1,544	-	-	-	1,544	-	1,544
Conversion of Convertible Redeemable Preferred Shares into ordinary shares upon the consummation of the Merger	16,622,491	-	-	78,860	-	-	(6,956)	71,904	-	71,904
Conversion of Series E-1 Preferred Shares into ordinary shares upon the consummation of the Merger	558,725	-	(2,708)	2,708	-	-	-	-	-	-
Change in equity due to the Merger	9,363,521	-	-	26,818	-	-	-	26,818	-	26,818
Share-based compensation	-	-	-	5,890	-	-	-	5,890	-	5,890

Balance as of December 31, 2017	30,804,635	-	-	120,642	1,898	(507)	(74,231)	47,802	(797)	47,005

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity

Balance as of January 1, 2018	30,804,635	-	120,642	1,898	(507)	(74,231)	47,802	(797)	47,005
Consolidated net loss	-	-	-	-	-	(71,764)	(71,764)	(235)	(71,999)
Appropriation of statutory reserves	-	-	-	199	-	(199)	-	-	-
Foreign exchange difference	-	-	-	-	(1,636)	-	(1,636)	(72)	(1,708)
Shareholders contribution	-	-	(808)	-	-	-	(808)	808	-
Issuance of ordinary shares	502,887	-	3,274	-	-	-	3,274	-	3,274
Repurchase of ordinary shares	(4,172)	-	(22)	-	-	-	(22)	-	(22)
Share-based compensation	-	-	976	-	-	-	976	-	976

Balance as of December 31, 2018	31,303,350	-	124,062	2,097	(2,143)	(146,194)	(22,178)	(296)	(22,474)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2016 (As adjusted)	2017 (As adjusted)	2018
		$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		2,596	(12,359)	(71,999)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Foreign exchange (gain) loss		(692)	779	(499)
Accounts receivable write offs		-	-	1,462
Other receivable write offs		-	-	2,207
Provision on accounts receivables		-	-	20,523
Provision on other receivables		-	-	1,476
Depreciation of property and equipment		1,011	744	395
Amortization of intangible assets		2,146	3,935	6,088
Impairment of inventory		1	-	864
Impairment of long term investment		-	-	13,000
Deferred income tax benefits		402	937	1,572
Interest expense		353	661	338
Share-based compensation expenses		-	14,667	976
Changes in the fair value of warrant liabilities		12	200	-

Changes in operating assets and liabilities, net of the effects of an acquisition:
Accounts receivable		(22,189)	(37,463)	41,185
Amounts due from related parties		5,508	490	-
Receivable from MVNO franchisees		(1,024)	805	3,317
Inventories		(6,418)	(4,349)	9,225
Deferred cost of revenues		(497)	(1,491)	(3,782)
Prepaid expenses and other current assets		(3,176)	(12,140)	(6,763)
Accounts payable		15,740	26,999	(29,138)
Accrued expenses and other payables		1,371	5,215	5,489
Unrecognized tax benefits		1,064	366	(101)
Advances from customers		-	3,623	1,873
Amounts due to related parties		-	-	1,071
Deferred revenues		(3,351)	(5,117)	1,313
Long-term payable		-	-	2.497
Income tax payable		51	1,016	(264)
Deferred government grants		(1,906)	(151)	(93)

Net cash (used in) generated from operating activities		(8,998)	(12,633)	2,581

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(494)	(842)	(155)
Purchases of intangible assets		(5,229)	(7,649)	(5,575)
Receipts of loans to third parties		457	371	1,469

Net cash used in investing activities		(5,266)	(8,120)	(4,261)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2016 (As adjusted)	2017 (As adjusted)	2018
		$	$	$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares		-	62	-
Cash received from the Merger		-	18,034	-
Proceeds from issuance of Series E Preferred Shares		-	9,000	-
Proceeds from exercise of warrants for Series E-1 Preferred Shares (“Series E-1 Warrants”)		-	8	-
Payment of issuance costs for Series E Preferred Shares		-	(312)	-
Prepayment for repurchase of shares		-	-	(10,070)
Proceeds from short-term bank and other borrowings		6,776	10,456	1,124
Repayments of short-term bank and other borrowings		(2,000)	(4,756)	(2,594)
Proceeds from long-term bank borrowings		6,000	2,000	4,000
Repayments of long-term bank and other borrowings		(571)	(2,631)	(4,000)
Net cash generated from (used in) financing activities		10,205	31,861	(11,540)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash		265	648	(324)

Net (decrease) increase in cash and cash equivalents and restricted cash		(3,794)	11,756	(13,544)
Cash and cash equivalents and restricted cash at the beginning of year		8,557	4,763	16,519

Cash and cash equivalents and restricted cash at the end of year		4,763	16,519	2,975
Less: cash and cash equivalents and restricted cash of discontinued operations at the end of year		1,567	3,510	(1,044)

Cash and cash equivalents and restricted cash of continuing operations at the end of year		3,196	13,009	1,931

Reconciliation of cash and cash equivalents and restricted cash of the continuing operations
Cash and cash equivalents of continuing operations at the end of year		3,196	13,009	1,931
Restricted cash of continuing operations at the end of year		-	-	-
Total cash and cash equivalents and restricted cash of continuing operations		3,196	13,009	1,931

Reconciliation of cash and cash equivalents and restricted cash of the discontinued operations
Cash and cash equivalents of discontinued operations at the end of year	(1)	414	51	336
Restricted cash of discontinued operations at the end of year	(1)	1,153	3,459	708
Total cash and cash equivalents and restricted cash of discontinued operations	(1)	1,567	3,510	1,044

	For the years ended December 31,
	2016	2017	2018
	$	$	$
Supplemental disclosures of cash flow information:
Income taxes paid	(554)	-	-
Interest paid	(797)	(1,877)	(2,580)
Interest received	65	14	14
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in account payable, accrued expenses and other liabilities	432	52	50

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION

Borqs Technologies, Inc. (formerly known as “Pacific Special Acquisition Corp.”, the “Company” or “Borqs Technologies”) was incorporated in the British Virgin Islands on July 1, 2015. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

On August 18, 2017, the Company acquired 100% equity interest of BORQS International Holding Corp. (“Borqs International”) and its subsidiaries, variable interest entities (the “VIE”) and the VIE’s subsidiaries (collectively referred to as “Borqs Group” hereinafter) (the Company and Borqs Group collectively referred to as the “Group”) in an all-stock transaction (the “Merger”). Concurrent with the completion of the acquisition of Borqs International, the Company changed its name from Pacific Special Acquisition Corp.” to Borqs Technologies, Inc.

In November 2018, the Company’s board of directors approved the plan to dispose all of its tangible and intangible assets related to the VIE and the VIE’s subsidiaries through a series of agreements as discussed in Note 1 (c).

Borqs Group are principally engaged in the provision of commercial grade Android+ platform solutions, hardware product sales and MVNO services in the People’s Republic of China (the “PRC”).

(a) As of the balance sheet date, the VIE structure was effective and the details of the Company’s major subsidiaries, the VIE, and the subsidiaries of the VIE are as follows:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:

BORQS International	July 27, 2007	Cayman	100%	Holding company
BORQS Hong Kong Limited (“Borqs HK”)	July 19, 2007	Hong Kong	100%	Provision of software and service solutions and hardware products sales
BORQS Beijing Ltd. (“Borqs Beijing”) (1)	September 4, 2007	PRC	100%	Provision of software and service solutions and hardware products sales
BORQS Software Solutions Private Limited (“Borqs India”)	July 17, 2009	India	100%	Provision of software and service solutions

VIE:

Beijing Big Cloud Network Technology Co., Ltd. (“Big Cloud Network”) (1) / (2)	April 18, 2014	PRC	Nil	Holding company

Subsidiaries of the VIE:

Yuantel (Beijing) Investment Management Co., Ltd. (“Yuantel”) (2) / (3)	July 11, 2014	PRC	79%	Holding company
Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel Telecom”) (2) / (3)	July 11, 2014	PRC	75.05%	Provision of MVNO and other services

(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	On July 11, 2014, Borqs International through Big Cloud Network acquired the controlling interest in Yuantel and its subsidiary.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

(b) PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, the Group conducts its businesses in the PRC through the VIE using contractual agreements (the “VIE Agreements”).

The Group funds Big Cloud Network through loans to the two Big Cloud Network’s shareholders, (collectively the “Nominee Shareholders”). The effective control of Big Cloud Network is held by the Group, through a series of contractual agreements between Borqs Beijing and Big Cloud Network whereby Big Cloud Network became the Consolidated VIE of the Group. Through the contractual agreements, the Group receives substantially all of the economic benefits of Big Cloud Network.

Big Cloud Network provides MVNO services in China through its 79% owned entity of Yuantel which owns 95% of Yuantel Telecom; therefore Big Cloud Network effectively owns 75.05% of Yuantel Telecom which is the entity that operates the business and holds the MVNO license from the Chinese Ministry of Industry and Information Technology.

The following is a summary of the key terms of the latest VIE Agreements:

Loan agreements

Borqs Beijing and the Nominee Shareholders entered into loan agreements for Borqs Beijing to provide interest free loans of RMB50,000 to the Nominee Shareholders, respectively, for the purpose of providing capital to Big Cloud Network to develop its MVNO business. There is no fixed term for the loans.

Power of attorney agreement

The Nominee Shareholders of Big Cloud Network entered into the power of attorney agreement whereby they authorized Borqs Beijing or its designated party to act on behalf of the Nominee Shareholders as exclusive agent and attorney with all respect to all matters concerning the shareholding including but not limited to (1) attend shareholders’ meetings of Big Cloud Network; (2) exercise all the shareholders’ rights, including voting rights; and (3) designate and appoint on behalf of each shareholder the senior management members of Big Cloud Network. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains as a shareholder of Big Cloud Network. The power of attorney agreement was subsequently reassigned to Borqs International.

Exclusive option agreement

Pursuant to the exclusive option agreement entered into between the Nominee Shareholders and Borqs Beijing or its designated party, the Nominee Shareholders granted Borqs Beijing or its designated party, an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in Big Cloud Network, to the extent permitted under the PRC laws, at an amount equal to RMB10 or the minimum consideration permitted under the applicable PRC law. The purchase consideration in excess of RMB10 shall be refunded by the Nominee Shareholders to Borqs Beijing or Borqs Beijing may deduct the excess amount upon payment of consideration. The Nominee Shareholders shall not declare dividend or any form of distribution or grant loans in any form without the prior consent of Borqs Beijing or its designated party. The term of the agreement is 10 years, expiring on June 22, 2024 which will be automatically renewed every three-year thereafter if Borqs Beijing or its designated party does not provide notice of termination to the Nominee Shareholders fifteen days prior to expiration.

Exclusive technical & support agreement

Pursuant to the agreement entered into between Borqs Beijing and Big Cloud Network, Big Cloud Network engaged Borqs Beijing or its designated party as its exclusive provider of technical, consulting and other services in relation to its major business during the contractual period in return for service fees which will be determined at the sole discretion of Borqs Beijing or its designated party. The term of the agreement is 10 years, expiring on June 22, 2024, which will be automatically renewed every three-year thereafter if Borqs Beijing or its designated party does not provide notice of termination to the Nominee Shareholders fifteen days prior to expiration.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

Business cooperation agreement

Pursuant to the business cooperation agreement entered into between Borqs Beijing and Big Cloud Network, Borqs Beijing or its designated party agreed to provide unlimited financial support for the VIE’s daily operating activities through entrusted loans and agree to forgo the right to seek repayment.

Share pledge agreements

Pursuant to the agreement, the Nominee Shareholders pledged all of their equity interests in Big Cloud Network to Borqs Beijing as collateral to guarantee the repayment of the loans and to secure their obligations under the above agreements. The Nominee Shareholders agreed not to transfer or otherwise create any encumbrance on their equity interests in Big Cloud Network without prior consent of Borqs Beijing. The share pledge agreements will remain effective until all the obligations under above agreements have been satisfied in full or all of the guarantee liabilities have been repaid.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between Borqs Beijing’s designee, Borqs International, and Big Cloud Network through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of the voting rights underlying their equity interest in Big Cloud Network to Borqs International. Furthermore, pursuant to the exclusive option agreement and share pledge agreements, Borqs International, via Borqs Beijing, obtained effective control over Big Cloud Network through the ability to exercise all the rights of Nominee Shareholders and therefore the power to govern the activities that most significantly impact the economic performance of Big Cloud Network. In addition, through the VIE Agreements, Borqs International demonstrates its ability and intention to continue the ability to absorb substantially all the expected losses and the majority of the profit of the VIE, and therefore have the rights to the economic benefits of the VIE. Thus, Borqs International consolidates Big Cloud Network and its subsidiaries under ASC Subtopic 810-10, Consolidation Overall, (“ASC 810-10”).

In the opinion of the Group’s management and PRC counsel, (i) the ownership structure of the Consolidated VIEs is in compliance with all existing PRC laws and regulations in any material respect, (ii) each of the VIE Agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group’s business operation in PRC are in compliance with existing PRC laws and regulations.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If Borqs International, the primary beneficiary or any of its current or future VIEs are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of the primary beneficiary, and the VIE, revoking the business licenses or operating licenses of the primary beneficiary, and the VIE, shutting down the Group’s servers, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring or enforcing actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the primary beneficiary to lose the rights to direct the activities of the VIE or the right to receive its economic benefits, Borqs International would no longer be able to consolidate the VIE.

In addition, if the VIE or the Nominee Shareholders fail to perform their obligations under the VIE Agreements, the Group may have to incur substantial costs and expend resources to enforce the primary beneficiary’ rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce these VIE Agreements, the primary beneficiary may not be able to exert effective control over its VIE, and the Group’s ability to conduct its business may be negatively affected.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

(c) VIE and discontinued operation disclosures

The Consolidated VIEs contributed 29%, 21% and 18% of the Group's consolidated revenues for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the Consolidated VIEs accounted for an aggregate of 13% and 16%, respectively, of the consolidated total assets, and 26% and 22%, respectively, of the consolidated total liabilities.

The Consolidated VIEs mainly operate the MVNO services. The VIE also holds the MVNO license, which is a revenue-producing asset recorded on the Group’s consolidated balance sheets.

The Group believes that there are no assets held in the Consolidated VIEs that can be used only to settle obligations of the Consolidated VIEs, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the Consolidated VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of restricted net assets. As the Consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the Consolidated VIEs do not have recourse to the general credit of the Group for any of the liabilities of the Consolidated VIEs. There were no pledges or collateralization of the Consolidated VIEs’ assets.

In November 2018, the Company’s board of director approved the plan to dispose all of its tangible and intangibles assets related to the Consolidated VIEs through a series of agreements with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”), a Company controlled by a non-controlling interest shareholder individual, to dispose to Jinan Yuantel 20% of equity interest in Yuantel at a consideration of RMB25 million. The Company also authorized Jinan Yuantel to actively seek for investors on behalf of the Company to sell 45% of the equity interest in Yuantel held by Big Cloud Network at a consideration which is based on the expected share valuation no less than RMB180 million by June 30, 2019, for which, Jinan Yuantel will be granted the option to purchase the remaining 10% of the equity interest in Yuantel held by Big Cloud Network at a consideration of RMB10   upon achievement of the sale. The disposal of the Consolidated VIEs represents a strategic shift for the Company and has a major effect on the Company's results of operations. Accordingly, assets and liabilities related to the Consolidated VIEs were reclassified as held for sale for the carrying amounts will be recovered principally through a sale and revenues and expenses related to the Consolidated VIEs have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2017 and 2018 and consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018 have been adjusted to reflect this change. There were no gain or loss recognized on the reclassification of the discontinued operations as held for sale. As of the reporting date, the disposal transaction was not yet closed (Note 23).

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

(c) VIE and discontinued operation disclosures (continued)

The following tables represent the financial information of the Consolidated VIEs classified as discontinued operations as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Group:

	As of December 31,
	2017	2018
	$	$

Carrying amounts of major classes of assets included as part of the assets held for sale
Cash and cash equivalents	51	336
Restricted cash	3,459	708
Accounts receivable	2,565	97
Receivable from MVNO franchisees	3,514	377
Inventories	221	154
Prepaid expenses and other current assets	423	883

Current assets held for sale	10,233	2,555

Property and equipment, net	858	637
Intangible assets, net	8,330	7,175
Goodwill	736	701
Deferred tax assets	940	-
Other non-current assets	81	1,908

Non-current assets held for sale	10,945	10,421

Total assets of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	21,178	12,976

Carrying amounts of major classes of liabilities included as part of liabilities held for sale
Accounts payable	4,143	1,739
Accrued expenses and other payables	4,038	4,055
Amounts due to continuing operations	14,279	9,354
Advances from customers	-	50
Deferred revenues	5,904	3,491
Short-term bank borrowings	-	36

Current liabilities held for sale	28,364	18,725

Deferred tax liabilities	1,500	1,779

Non-current liabilities held for sale	1,500	1,779

Total liabilities of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	29,864	20,504

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

(c) VIE and discontinued operation disclosures (continued)

	For the years ended December 31,
	2016	2017	2018
	$	$	$

Net revenues	35,138	32,074	27,359
Cost of revenues	(30,493)	(23,647)	(18,587)

Total gross profit	4,645	8,427	8,772

Operating expenses:
Sales and marketing expenses	(4,322)	(4,979)	(5,067)
General and administrative expenses	(3,479)	(2,702)	(3,691)
Research and development expenses	(347)	(249)	(1,320)

Total operating expenses	(8,148)	(7,930)	(10,078)

Other operating income	38	-	-

Operating (loss) income	(3,465)	497	(1,306)

Interest income (expense), net	102	(35)	10
Other (expense) income, net	(58)	(54)	(4)

(Loss) income from discontinued operation, before income taxes	(3,421)	408	(1,300)

Income tax benefit (expense)	585	23	(1,641)

(Loss) income from discontinued operations	(2,836)	431	(2,941)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

(c) VIE and discontinued operation disclosures (continued)

	For the Years Ended December 31,
	2016	2017	2018
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(2,836)	431	(2,941)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Provision on prepaid expenses and other current assets	-	-	2,617
Depreciation of property and equipment	220	232	269
Amortization of intangible assets	1,134	1,108	975
Deferred income tax benefits	(585)	(23)	1,641
Changes in operating assets and liabilities	(61)	1,241	(3,972)

Net cash (used in) generated from operating activities	(2,128)	2,989	(1,411)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(353)	(204)	(80)
Purchases of intangible assets	(281)	(77)	(1,011)

Net cash used in investing activities	(634)	(281)	(1,091)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank and other borrowings	721	-	36
Repayments of short-term bank and other borrowings	-	(765)	-

Net cash generated from (used in) financing activities	721	(765)	36

Net decrease in cash and cash equivalents and restricted cash	(2,041)	1,943	(2,466)

Cash and cash equivalents and restricted cash at beginning of year	3,608	1,567	3,510

Cash and cash equivalents and restricted cash at end of year	1,567	3,510	1,044

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b) Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2018, the Group had cash and cash equivalents of $1,931 and has generated a net loss from continuing operations of $69,058 and cash outflows for continuing operations of $11,078 for the year then ended.  In addition, as disclosed in Note 10, the Group has certain bank and other borrowings in default or past due.

Management believes that the Group’s cash and cash equivalents at December 31, 2018 with additional funding secured during 2019 from the equity investment by Chongqing City Youtong Equity Investment Fund, LLP  will be sufficient to meet its anticipated needs for working capital and capital expenditures for the next twelve months from the date of issuance of the consolidated financial statements based on the Company’s cash flow forecast. In preparing the forecasted cash flow analysis, management took into account subsequent events as disclosed in Note 1-(c) and Note 23 including non-refundable cash consideration of $6,070 received to date for the disposal of Yuantel, net cash consideration of $9,464 received for the sale of the Company’s ordinary shares to Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”), new debt financing of $9,500 from Partners For Growth V, L.P. (“PFG5”), waivers received from lenders for the breach of financial covenants by the Company on certain outstanding borrowings together with the renegotiation of new financial covenants.

(c) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and Consolidated VIEs, for which, the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the Consolidated VIEs are eliminated upon consolidation. Results of its subsidiaries and its Consolidated VIEs are consolidated from the date on which control is transferred to the Company.

(d) Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in Note 1 (c).

Assets and liabilities of the discontinued operations are classified as held for sale when the carrying amounts will be recovered principally through a sale transaction.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets and the subsequent impairment assessment of long-lived assets, intangible assets and goodwill, determining the provisions for accounts receivable, prepaid expenses and other current assets and inventories, determining the valuation allowance for deferred tax assets and accounting for deferred income taxes, uncertain tax benefits, determining the valuation for share-based compensation arrangements, warrants for Series D convertible redeemable preferred shares and beneficiary conversion feature on the Series E Preferred Shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(f) Foreign currency

The functional currency of the Group and its non-PRC subsidiaries, excluding Borqs India, is the United States dollar (“$”). The functional currency of Borqs India is Rupee (“INR”), whereas the functional currency of the Group’s PRC subsidiaries and its Consolidated VIEs is the Chinese Renminbi (“RMB”) as determined based on the criteria of ASC Topic 830, Foreign Currency Matters, (“ASC 830”). The Group uses the $ as its reporting currency. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

Assets and liabilities of the Group’s PRC subsidiaries are translated into $ at fiscal year-end exchange rates. Equity amounts are translated at historical exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments arising from translation of foreign currency financial statements are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

(g) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand bank deposits which are unrestricted as to withdrawal and use have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(h) Restricted cash

Restricted cash mainly represents short-term deposits with China United Network Communications Group Co., Ltd. (“China Unicom”) as guarantee for minimum purchase requirements, and therefore are not available for the Group’s use until the end of contract period with China Unicom.

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows.

(i) Accounts receivable

Accounts receivable are carried at net realizable value. An allowance of doubtful accounts is recorded in the period when the collection of full amount is no longer probable. The Group reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. As of December 31, 2018, the Group evaluated and created provision for doubtful debt for the accounts that were unlikely to be collected. In order to comply with prudent principle, such provision created for the 2018 financial year amounted to $20,523.

(j) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to reduce the cost of inventories to its net market value are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventories provision of $918 and $1,782 were recorded as of December 31, 2017 and 2018, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life

Computer and network equipment	3-5 years
Office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

(l) Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using the straight-line method. These amortization methods reflect the estimated pattern in which the economic benefits of the respective intangible assets are to be consumed.

Development costs of software to be sold, leased, or otherwise marketed are subject to capitalization beginning when technological feasibility is reached, in accordance with ASC 350-20, Costs of Software to be Sold, Leased, or Marketed, (“ASC 350-20”).

Intangible assets have weighted average useful lives from the date of purchase as follows:

Purchased software	4.5 years
MVNO license	10 years
Capitalized software development costs	3 years
Internal-use software	5 years

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill as of December 31, 2017 and 2018 was related to its acquisition of Yuantel. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

The performance of the impairment test in accordance to ASC 350 involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has two operating segments as its reporting units, namely Yuantel and Connected Solution. Goodwill is recorded at the Yuantel reporting unit. The Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Group weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

No impairment loss of goodwill in Yuantel reporting unit were recognized during the years ended December 31, 2016, 2017 and 2018, respectively.

(n) Long-term investments

The Group’s long-term investments consist of cost method investment.

In accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments, (“ASC 325-20”), for investments in investees over which the Group does not have significant influence, the Group carries the investments at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Group’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investees as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group, including intangible assets with indefinite and finite lives, for impairment. Intangible assets with indefinite lives that are not subject to amortization are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired in accordance with ASC 350. Such impairment test compares the fair values of assets with their carrying values with an impairment loss recognized when the carrying values exceed fair values.

For long-lived assets and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a Group of long-lived assets may not be recoverable. When these events occur, the Group evaluates impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

The impairment loss of long-lived assets was $1, nil and $13,000 for the years ended December 31, 2016, 2017 and 2018, respectively, based on the impairment test performed.

(p) Fair value of financial instruments

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, accounts receivable from related parties, receivable from MVNO franchisees, short-term bank and other borrowings and long-term bank borrowings. Other than the long-term bank borrowings, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amounts of long-term bank borrowings approximated their fair values since they bear interest rates which approximate market interest rates.

The Group applies ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

During the years ended December 31, 2017 and 2018, there were no financial instrument measured at fair value.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Revenue recognition

The Group is mainly engaged in the business of providing 1) Android+ platform solutions and services, 2) hardware product sales, and 3) MVNO services. The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectability is reasonably assured.

1. Android+ platform solutions and services

Android+ platform solutions

The Group provides customized Android+ software platform solutions that are developed to maximize the commercial grade quality or performance of open source Android+ software for integration with particular chipsets. The Group also provides customized Android+ service platform solutions that are end to end software developed for mobile operators to allow data synchronization between their platform and mobile devices. The Group charges its customers, mainly including mobile device manufacturers and mobile operators, fixed fees for project-based software contracts, as well as per chip or per mobile device royalty fees.

The project-based software contracts are generally considered multiple element arrangements as they consist of perpetual software licenses, software development services such as customization, modification, implementation and integration, and post-contract customer support (“PCS”) where customers have the right to receive bug fixes, telephone support and unspecified upgrades on a when-and-if available basis. Pursuant to ASC Subtopic 985-605, Revenue Recognition: Software, (“ASC 985-605”), given the project-based software contracts require significant customization that are generally completed within one year from the contract dates, the Group accounts for the entire software contracts in conformity with the relevant guidance in ASC Subtopic 605-35, Revenue Recognition: Contract Accounting, (“ASC 605-35”), applying the completed contract method.

As the Group was unable to establish vendor specific objective evidence of the fair value of PCS and PCS is the only undelivered element upon completion of software projects, the entire software project fixed fees are recognized ratably over the PCS service period. PCS service periods are generally 12 months, with ranges from six months to three years, and commences upon completion of customer acceptance of the completed software projects. Costs incurred to complete the software projects are deferred to match revenue recognition.

Service contracts

The Group provides research and development services to certain customers for their mobile-computing related development projects where fees are charged on a time and material basis and the Group is not responsible for the outcome of such development projects. The revenue is recognized proportionately as the services are delivered and is included as software revenues on the consolidated statement of operations.

2. Hardware product sales

The Group provides total solutions on original design manufacturer (“ODM”) basis to customers of mobile devices. Revenue is recognized when sale of each final hardware product to the customers are delivered. Warranty is provided to all customers, which is not considered an additional service; rather, an integral part of the product sales. ASC Topic 450, Contingencies, specifically addresses the accounting for standard warranties. The Group believes that accounting for its standard warranty pursuant to ASC 450 does not impact revenue recognition because the cost of honoring the warranty can be reliably estimated. The Group has determined the likelihood of claims arising from warranties to be remote based on strong quality control procedures in the production process and historical experience with regard to claims being made by customers. The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Revenue recognition (Continued)

3. MVNO

On July 11, 2014, the Group, through the VIE, acquired and obtained control of Yuantel, which mainly operates the MVNO business. The license to operate such MVNO business is issued by the Chinese Ministry of Industry and Information Technology and the core mobile network is provided by the PRC government owned China Unicom. Yuantel receives wholesale rates for mobile voice and data services from China Unicom and repackages the voice and data services into competitive bundles for Chinese consumers.

In accordance with ASC Subtopic 605-45, Revenue Recognition; Principal agent consideration, (“ASC 605-45”), the Group is the principal in providing the bundled voice and data services to Chinese consumers, thus revenue is recognized on a gross basis. As sales of bundled services are mostly pre-paid by the consumers, cash received in advance of voice and data consumption are recognized as deferred revenue. Revenue is recognized when the services are actually used. Pre-paid bundled services do not expire.

Sales of the bundles are mostly made through agents and franchisees. Bundled services sold to agents are discounted and not refundable to the Group. The Group accounts for such discounts as reductions of revenue in accordance with ASC Subtopic 605-50, Customer Payments and Incentives, (“ASC 605-50”).

The Group enters into profit sharing arrangements with franchisees under which bundled services may be returned to the Group if not sold to the consumers. The franchisees receive certain percentages of profits made by the Group on the sales of the bundled services as they are used by the consumers. The Group accounts for profit sharing with franchisees as selling expenses in the consolidated statements of operations. Pursuant to the Group’s policy, the amount of discounts that may be provided by the franchisees to consumers is capped at 5%, based on which, the Group recognized the maximum amount of discounts that may be provided by the franchisees as reductions of revenue in accordance with ASC 605-50.

(r) Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of long-lived assets, amortization of acquired intangible asset, payroll and other related costs of operations. Deferred cost of revenues was $3,149 and $6,931 for the years ended December 31, 2017 and 2018, respectively. Among the deferred cost recorded in 2018, $4,857 was in relation to projects for software deliverables, and the rest was from projects for hardware sales.

(s) Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to $17, $20 and $29 for the years ended December 31, 2016, 2017 and 2018, respectively.

(t) Research and development expenses

Research and development expenses include payroll, employee benefits, and other headcount-related expenses associated with research and platform development. Research and development expenses also include rent, depreciation and other related expenses. Research and development expenses are expensed as incurred.

(u) Government grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain technology development projects. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Group will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized in the consolidated statement of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. When the grant relates to an asset, it is recognized as deferred government grants and released to the consolidated statement of operations in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group did not enter into any capital leases for the years ended December 31, 2016, 2017 and 2018.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space under operating lease agreements. Certain lease agreements contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

(w) Income taxes

The Group accounts for income taxes using the liability method. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group applies ASC Topic 740, Accounting for Income Taxes, (“ASC 740”), to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest related to unrecognized tax benefits, if and when required, as part of “income tax expense” in the consolidated statements of operations and to classify all deferred income tax assets and liabilities as non-current on the consolidated balance sheets.

(x) Share-based compensation

The Group accounts for share-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation: Overall, (“ASC 718”).

In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are measured based on their grant date fair values and recognized as compensation expense over the requisite service period and/or performance period in the consolidated statements of operations.

The Group recognizes compensation expense using the accelerated method for share-based awards granted with service and performance conditions. According to ASC 718, the amount of compensation cost recognized (or attributed) when achievement of a performance condition is probable depends on the relative satisfaction of the performance condition based on performance to date. According to ASC 718, probable means the future event or events are likely to occur and the Group interprets “probable” to be generally in excess of a 70% likelihood of occurrence. The Group elected to account for forfeitures as they occur.

(y) Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase (decrease) in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss of the Group includes foreign currency translation adjustments related to the Group and its PRC subsidiaries, whose functional currency is RMB.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z) Segment reporting

In accordance with ASC Topic 280, Segment Reporting, (“ASC 280”), the Group historically had two operating segments, namely Yuantel and Connected Solution as the Group’s chief executive officer, who has been identified as the Group’s chief operating decision maker (“CODM”) reviews the operating results of the two difference service lines in order to allocate resources and assess performance for the Group.

As discussed in Note 1(c), in November 2018, assets and liabilities related to Yuantel were reclassified as held for sale and revenues and expenses related to Yuantel segment were reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The continuing operations, Connected Solution remains as the single operating segment and the reportable segment.

(aa) Employee benefits

The full-time employees of the Group’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

(bb) (Loss) earnings per share

(Loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Group’s Convertible Redeemable Preferred Shares (Note 19) were participating securities. As the participating securities do not share the losses of the Group, the computation of basic earnings per share using two-class method is not applicable when the Group is at a net loss position. Diluted (loss) earnings per share is calculated by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method and shares issuable upon the conversion of the Group’s warrant using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted (loss) earnings per share calculation when inclusion of such shares would be anti-dilutive.

(cc) Recent accounting pronouncements

The Group is an emerging growth company (‘‘EGC’’) as defined by the Jumpstart Our Business Startups Act (‘‘JOBS Act’’). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc) Recent accounting pronouncements (continued)

In May 2014, the Financial Accounting Standards Board (‘‘FASB’’) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), (‘‘ASU 2014-09’’). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605 and requires entities to recognize revenues when it transfers promised goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date, (“ASU 2015-14”), which defers the effective date of ASU 2014-09 by one year. ASU 2014-09 is effective for the Group for annual reporting periods beginning January 1, 2019 and interim periods within annual periods beginning January 1, 2020. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers—Principal versus Agent Considerations, (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing, (“ASU 2016-10”), which clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers— Narrow-Scope Improvements and Practical Expedients, (“ASU 2016-12”), which addresses narrow-scope improvements to the guidance on collectability, non-cash consideration and completed contracts at transition and provides practical expedients for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective dates for these amendments are the same as the effective date of ASU 2014-09. Early adoption is permitted, and the standard permits the use of either the retrospective or cumulative effect transition method. The Group will adopt the new standard effective January 1, 2019, using the modified retrospective method. The Group has substantially completed the assessment over the impact of adopting this new guidance and expects the adoption will have a material impact on its consolidated financial statements due to the accounting changes made to recognize Android+ platform solutions software revenues at the time of customers’ final acceptance of the developed software rather than ratably over the life of PCS. The Group expects to record additional revenues to reduce accumulated deficit on January 1, 2019 to reflect the cumulative effect upon the adoption of the new standard.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments, (“ASU 2016-01”). ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For EGCs, the amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Group is currently evaluating the impact of adopting this new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), (“ASU 2016-02”), which requires a lessee to recognize a lease liability and a right-of-use asset for all leases with lease terms of more than 12 months. This guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those years, and early adoption is permitted. In January 2018, the FASB issued ASU No. 2018-01, Leases: Land Easement Practical Expedient, (“ASU 2018-01”), which provides an optional transition practical expedient for land easements. The effective date of the transition requirements for the amendment is the same as the effective date and transition requirements in ASU 2016-02. Subsequently, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, (“ASU 2018-10”), which clarifies certain aspects of the guidance issued in ASU 2016-02; ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, (“ASU 2018-11”), which provides an additional transition method and a practical expedient for separating components of a contract for lessors; and ASU No. 2019-01, Codification Improvements, (“ASU 2019-01”), which provides additional transition disclosures related to ASC Topic 250, Accounting Changes and Error Corrections, (“ASC 250”). ASU 2016-02 modifies existing guidance for off balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842. For EGCs, ASU 2018-11, ASU 2018-10, and ASU 2016-02 (collectively, “the new lease standards”) are effective for annual reporting periods beginning January 1, 2020 and interim periods within annual periods beginning January 1, 2021. Early adoption is permitted. The Group is currently evaluating the impacts the standards will have on its consolidated financial statements.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc) Recent accounting pronouncements (continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”), which introduced an expected credit loss methodology for the impairment of financial assets measured at amortized cost basis. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. For EGCs, the standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, (“ASU 2018-19”). ASU 2018-19 mitigates transition complexity by requiring that for nonpublic business entities the amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years and clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC Topic 842, Leases. Subsequently, in May 2019, the FASB issued ASU 2019-05 - "Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief” (“ASU 2019-05”). The effective date and transition requirements for the amendments in ASU 2018-19 and ASU 2019-05 are the same as the effective dates and transition requirements in ASU 2016-13. The Group is evaluating the impact of adopting these new standards that will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement, (‘‘ASU 2018-13’’). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for the Group beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Group is evaluating the impact of adopting this new standard will have on its consolidated financial statements.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

(a) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and accounts receivable from related parties. As of December 31,2017 and 2018, the aggregate amount of cash and cash equivalents and restricted cash from continuing operations were $13,009 and $1,931, respectively. As of December 31, 2017 and 2018, the aggregate amount of cash and cash equivalents and restricted cash from discontinued operations were $3,510 and $1,044, respectively. As of December 31, 2017 and 2018, the aggregate amount of cash and cash equivalents and restricted cash of $4,545 and $1,336, respectively, were held at major financial institutions located in the PRC, and $11,974 and $1,639, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable, and accounts receivable from related parties are both typically unsecured, and are derived from revenues earned from customers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances.

(b) Business supplier, customer, and economic risk

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technology; control of telecommunication infrastructures by local regulators and industry standards; strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

(i) Customer concentration risk – the Group’s main operations are dependent upon a few customers, with one particularly large customer representing 59.6% of our net revenues in the 2018 fiscal year. It is always considered at lease reasonably possible that any customer can be lost in the near time. There is no guarantee that the large customer will continue to place orders with the Group or award similar volume of business to the Group. The Group’s top five customers accounted for 51.7%, 66.9% and 74.8% of our net revenues in the years ended December 31, 2016, 2017 and 2018, respectively.

The Group’s largest single customer B accounted for 23% of the Group’s total net revenues for the year ended December 31, 2016, customer B based in India accounted for 41% and 59.6% of the Group’s total net revenues for the years ended December 31, 2017 and 2018, respectively. The accounts receivable from the largest single customer B accounted for 25% and 55% of the Group’s total accounts receivable for the years ended December 31, 2017 and 2018, respectively.

(ii) Product concentration and geography concentration risks – For the 2018 fiscal year, approximately 70% of the Group’s net revenues was focused on the handset mobile device, and there is no guarantee that this product type will continue to have demand in the fast changing telecom industry or that the Group can continue to feasibly compete as a designer and manufacturer of such products. Our customer, Reliance of India, accounted for nearly 60% of our 2018 net revenues, and while the political and economic environments in this country has been considered stable in the recent years, there is no guarantee that a favorable geo-economic conditions will continue to exist there for us to capture business in the future.

(iii) Business supplier risk – the Group’s MVNO operations are dependent upon telecommunication resources provided by China Unicom. There is no guarantee that the supply of telecommunication resources provided by China Unicom will be renewed annually. Further, there is no guarantee around the continuance of the MVNO license granted by the PRC government Ministry of Industry and Information Technology which may be amended or discontinued in light of changes to political, economic and social reforms. In November 2018, the Company’s board of directors approved the plan to dispose all of its reporting units operating the MVNO business (Note 1 (c)).

For the Group’s continuous operations, the Group’s top five suppliers accounted for 71.0% of our cost of goods sold in the year ended December 31, 2018.

(iv) Economic risk – the Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(c) Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation / (depreciation) of the United States $ against RMB was approximately 6.8%, (5.7%) and 4.9% in the years ended December 31, 2016, 2017 and 2018, respectively. The appreciation / (depreciation) of the United States $ against Rupee was approximately 3.3%, (4.7%) and 0.5% in the years ended December 31, 2016, 2017 and 2018, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (CONTINUED)

(d) Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing liabilities. As part of its liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years presented.

4.	ACQUISITIONS

Reverse Acquisition

The Company was a NASDAQ listed special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. On August 18, 2017, the Company completed the Merger. The Company issued 25,913,950 of its ordinary shares (“Merger Consideration Shares”) to Borqs International’s shareholders in exchange for the transfer of 100% equity interest in Borqs International to the Company and Borqs International became the Company’s wholly own subsidiary.

Of the Merger Consideration Shares, a total of 25,913,950 ordinary shares were issued to Borqs International’s shareholders at closing, with 942,467 of such shares deposited into escrow for indemnification obligations (“Indemnity Shares”), 2,352,285 of such shares deposited in escrow subject to Borqs Technologies meeting certain earn-out requirements, (“Earnout Shares” and together with the Indemnity Shares, the “Escrow Shares”) in the event certain net income earnout conditions are met during the period from July 1, 2017 to June 30, 2018 and 1,178,084 ordinary shares were issued to a financial advisor engaged by Borqs International in connection with the Merger. As transfers between the shareholders of the Company, the Escrow Shares did not have any impact on the Company’s financial statements.

Additionally, at the effective time of the Merger, the holders of Borqs International issued and outstanding warrants received replacement warrants to acquire an aggregate of 417,166 Borqs Technologies’ ordinary shares (“Replacement Warrants”), and the holders of Borqs International issued and outstanding options (Note 15) had their options assumed by Borqs Technologies to hold options to acquire Borqs Technologies’ ordinary shares upon the exercise of those options (“Assumed Options”).

Equity classified instruments including (i) an option to purchase up to 400,000 units at $10.00 per unit (“Unit Purchase Option”), (ii) 5,750,000 public warrants and (iii) 531,875 private warrants issued by the Company prior to the Merger remain outstanding. Each unit consists of one ordinary share of the Company, one right (convertible into one tenth of an ordinary share) and one warrant to purchase one half of one ordinary share at $12. Each public and private warrant also entitles the holder to purchase one half of one ordinary share at $12.00 per whole share.

Borqs International was determined as the accounting acquirer in the Merger in accordance with ASC Topic 805, Business Combinations, (“ASC 805”). This determination was primarily based on the Group comprising the ongoing operations, with its senior management operating the business going forward, and Borqs International’s shareholders having the majority voting power of the combined entity. Consequently, in the transaction with a special purpose acquisition company whereby the operating company, Borqs International was identified as the accounting acquirer, the Merger was treated as a capital transaction involving the issuance of the Company’s ordinary shares. The historical consolidated financial statements for all periods prior to the consummation of the Merger only reflect the historical consolidated financial statements of Borqs International. Subsequent to the Merger, the consolidated financial statements reflect the results of the combined entity. The historically issued and outstanding Borqs International’s ordinary shares have been recasted to retrospectively reflect the number of ordinary shares issued in the Merger in all periods presented.

As the Merger occurred between a public accounting acquiree and a private accounting acquirer, the determination of consideration is based on the fair value of the legal acquirer’s stock. Difference between the purchase consideration of $45,734 transferred and net assets of $18,059 acquired, which was predominately cash, was recorded in additional paid-in capital.

Transaction Expenses

Advisory, financing, integration and other transaction costs directly related to the Merger totaled $15,300 for the year ended December 31, 2017, including $8,800 in share-based compensation expense recorded for the ordinary shares issued to the financial advisors.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

5.	INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2017	2018
	$	$

Raw materials	11,584	6,056
Goods in transit	4,643	1,443
Work in process	1,088	155
Finished goods	413	917
	17,728	8,570
Less: provision	(918)	(1,782)

Inventories, net	16,810	6,788

Provisions increased from $918 in the year ended December 31, 2017 to $1,782 in the year ended December 31, 2018 due to obsolescence including the inventories from previous years.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2017	2018
	$	$

Staff advances	243	303
Prepayment for products	785	812
Advance to OEMs	3,662	11,479
Rental and other deposits	1,069	591
VAT recoverable	2,189	2,610
Loan to third parties	1,469	-
Receivable from an agent	6,318	1,545
Prepayment for share repurchase	-	10,048
Others	82	198
	15,817	27,586
Less: provision	-	(570)

	15,817	27,016

The prepayment for share repurchase of $10,048 was for a transaction in which the Company repurchased shares from the sponsor of the SPAC merger. The transaction was completed in May 2019. See Note 23. SUBSEQUENT EVENTS, section (c).

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2017	2018
	$	$
At cost:
Leasehold improvements	889	846
Computer and network equipment	4,589	4,367
Office equipment	898	900
Motor vehicles	233	218
	6,609	6,331
Less: accumulated depreciation	(6,105)	(6,026)

	504	305

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

7.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense from continuing operations was $791, $512 and $264 for the years ended December 31, 2016, 2017 and 2018, respectively.

	For the years ended December 31,
	2016	2017	2018
	$	$	$

Cost of revenues	347	266	104
Sales and marketing expenses	15	25	3
General and administrative expenses	57	63	47
Research and development expenses	372	158	110

	791	512	264

8.	INTANGIBLE ASSETS, NET

The following table presents the intangible assets as of the respective balance sheet dates:

	Software	Capitalized software development costs	Total
	$	$	$

Balance as of January 1, 2017	74	6,874	6,948
Additions	39	7,248	7,287
Amortization expense	(43)	(2,784)	(2,827)
Foreign currency translation difference	4	262	266

Balance as of December 31, 2017	74	11,600	11,674
Additions	-	5,347	5,347
Amortization expense	(28)	(5,250)	(5,278)
Foreign currency translation difference	(3)	(298)	(301)

Balance as of December 31, 2018	43	11,399	11,442

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of 3-10 years.

The annual estimated amortization expenses for the intangible assets for each of the next five years were as follows:

$

2019	5,840
2020	3,942
2021	1,660
2022	-
2023	-

11,442

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

9.	LONG-TERM INVESTMENTS

On January 18, 2018, the Company entered into an agreement with Colmei Technology International Ltd (“Colmei”) and its affiliate Shenzhen Crave Communication Co., Ltd (“Crave”), along with the shareholders of Crave and Colmei (the “Selling Shareholders”), pursuant to which the Selling Shareholders sold to the Company 13.8% of the outstanding shares of Crave and 13.8% of the outstanding shares of Colmei. Under the agreement, the Company paid purchase consideration consisting of the Company’s 473,717 ordinary shares at the fair value of $3,000 and cash in the amount of $10,000 to be paid to the Selling Shareholders by the end of 36 months from the date of agreement, which the Company has not yet paid as of December 31, 2018. This transaction was completed on March 22, 2018. Subject to board approval, the Company agreed to issue 183,342 additional shares to the Selling Shareholders if the aggregate value of the ordinary shares initially issued at the closing to the Selling Shareholders was less than $3,000 in fair value as of August 18, 2018. The board of directors approved and 183,342 shares that were issued on January 10, 2019 as disclosed in Note 23.

The Company does not have significant influence over the investees and therefore the investment was accounted for under the cost method. Cost of the long-term investments originally consisted of the fair value of the ordinary shares on the dates of issuance and the present value of the cash consideration determined based on management’s estimated payment schedule. In 2019, the cost of this investment has been adjusted to be the value of the equity consideration, to reflect the payment status of the cash consideration.

Due to significant numbers of claims against Crave and Colmei in the year 2019, the Company recorded $13,000 of impairment loss as of December 31, 2018.

10.	BANK AND OTHER BORROWINGS

Bank and other borrowings were as follows as of the respective balance sheet dates:

		As of December 31,
		2017	2018
		$	$

Short-term bank and other borrowings	(i)	12,648	11,010
Long-term bank borrowings, current portion	(ii)	5,432	5,770
		18,080	16,780

Long-term bank borrowings, non-current portion	(ii)	-	-

Total borrowings		18,080	16,780

(i)

The short-term bank and other borrowings outstanding as of December 31, 2017 and December 31, 2018 bore a weighted average interest rate of 6.73% and 13.92% per annum, respectively, and were denominated in RMB, INR and $. These borrowings were obtained from financial institutions, a third-party entity and a related party (Note 17).

The outstanding balances as of December 31, 2017 and 2018 were comprised of the following loans:

a)

The Group entered into a line of credit facility amounted to $8,623 with SPD Silicon Valley Bank Co., Ltd, a PRC banking institution (“SSVB”) in 2015, which had an original maturity date of August 31, 2018. The outstanding principal balance as of December 31, 2017 was $7,648 and an additional $956 was drawn during 2018. The outstanding principal balance as of December 31, 2018 was $8,604. The loan was payable on demand as of December 31, 2017 and 2018 due to the Group having breached a financial covenant under the loan. The loan bore an interest rate from 6% to 8% per annum based on the LIBOR rate. The Company paid interest of $440 and $521 during the years ended December 31, 2017 and 2018. The principal balance of $8,604 remaining as of December 31, 2018 was fully repaid in March 2019.

b)

On November 28, 2017, the Group entered into a short-term loan agreement with HHMC Microelectronic Co., Limited (“HHMC’) for $5,000 bearing an interest rate of 0.04% per day, to fund the Company’s working capital purposes. The loan had an original term of three months. According to the agreement, the interest rate increased to 0.1% per day from February 28, 2018 prospectively when the loan became overdue. The outstanding principal balance as of December 31, 2017 was $5,000 of which $2,595 was repaid during 2018. The accrued interest of $68 as of December 31, 2017 was fully paid in 2018. The outstanding principal balance as of December 31, 2018 was $2,405. The accrued interest of $1,080 as of December 31, 2018 was fully repaid in 2018 and the remaining principal is fully repaid in June 2019.

(ii)	The long-term bank borrowings as of December 31, 2017 and 2018 were loans from Partners For Growth IV, L.P. (“PFG4”) and Partners For Growth V, L.P (“PFG5”) that are financial institutions located in the United States, bearing weighted average interest rates of 7.97% and 8.40% per annum, respectively. The loans were denominated in $.

The outstanding balances as of December 31, 2017 and 2018 were comprised of the following loans:

a)	On August 30, 2016, the Group entered into a long-term loan agreement with PFG4 for $6,000, bearing an interest rate of 8% per annum with maturity date on August 30, 2019.

On January 20, 2017, the Group entered into a long-term loan agreement with PFG4 for $2,000, bearing an interest rate of 8% per annum with maturity date on January 20, 2020.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

10.	BANK AND OTHER BORROWINGS (CONTINUED)

The outstanding principal balance due to PFG4 as of December 31, 2017 was $5,432 and $3,808 was repaid during 2018. The accrued interest of $595 as of December 31, 2017 was fully paid in 2017. The outstanding principal balance as of December 31, 2018 was $1,624 and accrued interests of $316 was fully repaid in 2018.

As of December 31, 2017, the default under the SSVB loan described above triggered the cross-default on the PFG4 loan with an outstanding principal balance of $5,432. The breach of the financial covenant resulted in the acceleration of the repayments of the PFG4 borrowing. Therefore, the outstanding balances of the PFG4 loan became payable on demand and was reclassified as a current liability as of December 31, 2017.

b)

On April 30, 2018, the Group entered into a long-term loan agreement with PFG5 for $3,000, bearing an interest rate of 8% per annum from May 1, 2018 to October 31, 2018 and an interest rate of 12% per annum from November 1, 2018 to April 30, 2021, which is the maturity date. The outstanding principal balance as of December 31, 2018 was $3,146 and accrued interests of $185 was fully repaid in 2018.

c)

On December 17, 2018, the Group entered into a convertible term loan agreement (the “PFG note”) with PFG5, bearing an interest rate of 12% per annum. The principal of this loan is $1,000 which matures in full on December 17, 2023. The outstanding principal balance of $1,000 as of December 31, 2018 and accrued interest of $5 was fully repaid in December 2018. At any time while the PFG note was outstanding, upon notice only, PFG may elect to convert the PFG note into 208,768 ordinary shares of the Company at the conversion price of $4.79 per share.

As of December 31, 2018, the Company was in breach of certain financial covenants under the loans of PFG4, PFG5 and PFG note with a total outstanding balance of $5,770.

The breach resulted in the acceleration of the repayments of the borrowings therefore, the outstanding balances of these loans were reclassified as current liabilities as they became payable on demand as of December 31, 2018.

In June 2019, a written consent was obtained from PFG4 and PFG5 to waive defaults that occurred through June 30, 2019. The Company also negotiated new financial covenants with achievable targets that are more reflective of the operations of the Company.

Borrowings from SSVB, PFG4 and PFG5 as of December 31, 2018 were pledged by accounts receivable amounting $23,073.

(iii)	Warrants

In August 2016, the Group issued 2,515,123 and 1,900,800 warrants (“2016 Warrants”) to two banks in connection with a short term loan facility of $2,000,000 and a long term loan facility of $6,000,000 respectively, for working capital purpose. The 2016 Warrants entitled the banks to subscribe for Series D convertible redeemable preferred shares at the exercise price of $0.5059. The 2016 Warrants shall lapse and expire after 5 and 7 years from their issuance dates, respectively. The 2016 Warrants were replaced by Replacement Warrants to acquire an aggregate of 417,166 the Group’s ordinary shares at the consummation date of the Merger.

As the 2016 Warrants were granted to the banks for loan facilities, their fair value on the issuance date were recognized as deferred borrowing costs presented as deductions of the carrying value of the term loans. The deferred borrowing costs were recognized over the lives of the term loans as financing cost, using the effective interest rate method. Given the 2016 Warrants were convertible into Series D convertible redeemable preferred shares classified as mezzanine equity, the 2016 Warrants were financial liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity that are re-measured at the end of each reporting period with an adjustment for fair value through earnings.

As part of the Merger, the 2016 Warrants were replaced by Replacement Warrants to acquire an aggregate of 417,166 the Group’s ordinary shares classified as permanent equity. As the modification of the 2016 Warrants term resulted in the reclassification of the 2016 Warrants from liability to equity, the 2016 Warrants amounted to US$1,544 were re-measured at fair value upon Merger and reclassified to additional paid in capital as of December 31, 2017.

11.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

		As of December 31,
	Notes	2017	2018
		$	$

Payroll and welfare payable		1,789	3,606
VAT, and other taxes payable		2,336	2,551
Payables for office supply and utilities		458	547
Payables for purchase of property and equipment		52	50
Professional service fees		3,312	3,347
Payables for share purchase consideration	(9)	-	5,821
Payables for Samsung arbitration compensation	(21)	-	2,767
Others		178	308
		8,125	18,997

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

12.	DEFERRED GOVERNMENT GRANTS

The government grants received are required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations over the lives of the related assets as other operating income.

	For the years ended December 31,
	2016	2017	2018
	$	$	$

Balance at beginning of the year	4,014	2,108	1,957
Recognized as other operating income	(1,650)	(281)	-
Foreign currency translation difference	(256)	130	(93)
Balance at ending of the year	2,108	1,957	1,864

The Group will recognize the remaining balance as of December 31, 2018 in the future years when confirmation of project completion from the government authorities can be obtained.

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss, net of tax of nil, were as follows:

	Foreign currency translation	Total
	$	$

Balance as of January 1, 2016	(1,149)	(1,149)
Current year other comprehensive loss	(1,477)	(1,477)
Balance as of December 31, 2016	(2,626)	(2,626)
Current year other comprehensive income	2,119	2,119
Balance as of December 31, 2017	(507)	(507)
Current year other comprehensive loss	(1,636)	(1,636)
Balance as of December 31, 2018	(2,143)	(2,143)

14.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan from continuing operations were $1,816, $2,103 and $2,029 and from discontinued operations were $545, $424 and $517 for the years ended December 31, 2016, 2017 and 2018, respectively.

15.	SHARE BASED COMPENSATION

(a) Share-based awards under the 2007 Plan

In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan in (the “2007 Plan”) December 2007, which was last amended in February 2011. The 2007 Plan allows the Group to grant options to employees, directors, consultants or members of the board of directors of the Group. Under the 2007 Plan, the maximum aggregate number of shares that may be issued shall not exceed 38,700,000. The terms of the options shall not exceed ten years from the date of grant. 25% of the shares subject to the options shall vest on the first anniversary of the vesting commencement date, and 1/48 of the shares subject to the options shall vest each month thereafter over the next three years, provided the optionee continues to be a service provider to the Group. Thus, there is an explicit service condition of 4 years. In addition, the options contain a performance condition whereby vesting will commence upon the earlier to occur of an initial public offering or a change in control as defined in the 2007 Plan, provided there is continued employment of the optionees on such date.

During the year ended December 31, 2016 and the period ended August 18, 2017, the Group granted 610,000 and 9,085,000 shares of options, respectively, to purchase ordinary shares to employees, officers, and directors with the exercise price of $0.56 and $0.678 ~ $0.859 per share, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

15.	SHARE BASED COMPENSATION (CONTINUED)

(a) Share-based awards under the 2007 Plan (continued)

The following table summarizes the Group’s option activities under the 2007 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		($)	(Years)	($)

Outstanding, January 1, 2016	32,037,240	0.30	4.97	308
Granted	610,000	0.56
Forfeited	(5,190,297)	0.34

Outstanding, December 31, 2016	27,456,943	0.30	5.26	308

Vested and expected to vest at December 31, 2016	27,456,943	0.30	5.26	308

Outstanding, January 1, 2017	27,456,943	0.30	5.26	308
Granted	9,085,000	0.70
Forfeited	(8,007,606)	0.04

Outstanding, August 18, 2017	28,534,337	0.48	6.99	-

Vested and expected to vest at August 18, 2017	28,534,337	0.48	6.99	-

As of August 18, 2017, no options were vested and exercisable given the performance condition in place described above. Historically, compensation cost related to performance options that only vest upon the consummation of an initial public offering or change in control event was recognized when the offering or change in control event was consummated. Accordingly, the Group did not recognize any compensation cost under the 2007 Plan.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Group’s shares.

As of December 31, 2016 and August 18, 2017, the Group had options outstanding to purchase an aggregate of 5,500,000 shares and nil with an exercise price below the fair value of the Group’s shares, resulting in an aggregate intrinsic value of $308 and nil, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

15.	SHARE BASED COMPENSATION (CONTINUED)

(b) Consummation of reverse acquisition in 2017

Upon the consummation of the Merger, the holders of Borqs International issued and outstanding options had their options assumed by the Company and now hold options to acquire a total of 2,695,194 of the Company’s ordinary shares upon exercise of those options. In addition, the performance condition whereby vesting will commence upon the earlier to occur of an initial public offering or a change in control (collectively, “IPO condition”) as defined in the 2007 Plan was removed.

Pursuant to ASC 718, the cancellation of the terms or conditions of an equity award under original award in exchange for a new award should be treated as modification. As the IPO condition was not expected to be satisfied as of the modification date, the original grant-date fair value is no longer used to measure compensation cost for the awards. As a result, the compensation cost recognized for the replacement awards would be based on the modification date fair value of the awards. For those awards that were fully vested at the time of the modification, the Group recognized a one-time catch up of $5,658 in share-based compensation expense upon the Merger.

The Group granted 180,000 shares of options to directors to purchase ordinary shares with the exercise price of $5.30 share on August 18, 2017 and nil shares of options during the year ended December 31, 2018.

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		($)	(Years)	($)

Converted under Assumed Options:
Outstanding, August 18, 2017	2,695,194	5.08	6.99	6,561
Granted	180,000	5.30
Forfeited	(49,804)	6.58

Outstanding, December 31, 2017	2,825,390	5.38	6.43	6,860

Vested and expected to vest at December 31, 2017	2,825,390	5.38	6.43	6,860

Outstanding, January 1, 2018	2,825,390	5.38	6.43	6,860
Granted	-	-
Forfeited	(316,585)	3.09

Outstanding, December 31, 2018	2,508,805	5.29	6.01	312

Vested and expected to vest at December 31, 2018	2,508,805	5.29	6.01	312

As of August 18, 2017, December 31, 2017 and 2018, the Group had options outstanding to purchase an aggregate of 2,583,250, 2,735,174 and 521,847 shares with an exercise price below the fair value of the Group’s shares, resulting in an aggregate intrinsic value of $6,561, $6,860 and $312, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

15.	SHARE BASED COMPENSATION (CONTINUED)

(b) Consummation of reverse acquisition in 2017 (continued)

At the IPO of the predecessor company of Pacific Special Acquisition Corp (“PSAC”) in October 2015, an option was issued to the underwriter of the IPO, EarlyBird Capital, Inc., to purchase up to 400,000 units at $10.00 per unit (“Unit Purchase Option”), where each unit of the option consists of one ordinary share of the Company, one right (convertible into one tenth of an ordinary share) and one warrant to purchase one half of one ordinary share at $12 per whole share. The option is fully vested at the merger of PSAC with Borqs International Holding Corp, and expires five years from the IPO, which is October 2020.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial-lattice option valuation model with the following assumptions for each applicable period which takes into account variables such as volatility, dividend yield, and risk-free interest rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option:

	Year 2016	Year 2017	Year 2018

Risk-free interest rates	1.58%-2.60%	1.06%-2.32%	*
Expected life (years)	10 years	10 years	*
Expected volatility	45%-46%	31.9%-43.9%	*
Expected dividend yield	0%	0%	*
Exercise multiple	2.20	2.20	*
Post-vesting forfeit rate	10%	10%	*
Fair value of underlying ordinary shares	$0.615-$0.697	$7.45	*
Fair value of share option	$0.309-$0.315	$2.34-$7.45	*

Total compensation expenses relating to share options granted to employees recognized for the years ended December 31, 2017 and 2018 were as follows:

	For the years ended December 31,
	2017	2018

Cost of revenues	-	-
Sales and marketing expenses	1,470	359
General and administrative expenses	1,277	254
Research and development expenses	3,143	363

	5,890	976

(c) Ordinary shares issued in 2017

On March 17, 2017, the Group issued 450,000 ordinary shares to certain employees and a non-employee for a total proceed of $62 recorded as general and administrative expenses. The fair value of the ordinary shares in excess of the proceeds received by the Group was immediately recognized as compensation expense which amounted to $324. The 450,000 ordinary shares were fully vested as of December 31, 2017.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

16.	TAXATION

Enterprise income tax (“EIT”)

British Virgin Islands

The Company is incorporated in the British Virgin Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC, India and Hong Kong. Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Cayman Islands

Borqs International is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC, India and Hong Kong. Under the current laws of the Cayman Islands, Borqs International is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Borqs HK is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2016, 2017 and 2018. No provision for Borqs HK profits tax has been made in the consolidated financial statements as the entity had losses in the years ended December 31, 2016, 2017 and 2018. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

India

Borqs India is subject to income tax rate of 32.45% for the years ended December 31, 2016, 2017 and 29.12% for the year ended December 31, 2018. Amounts of $1,684, $2,024 and $680 are included as income tax expense for the years ended December 31, 2016, 2017 and 2018, respectively.

The PRC

The Company’s subsidiaries and VIE in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

BORQS Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2012 and was eligible for a 15% preferential tax rate from 2012 to 2014. In July 2015, BORQS Beijing obtained a new HNTE certificate, which will expire in July 2018. BORQS Beijing has successfully renewed the HNTE certificate in September 2018 with effective term of three years until 2020. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2016, 2017 and 2018, BORQS Beijing enjoyed a preferential tax rate of 15%.

Yuantel Telecom was qualified for a High and New Technology Enterprises (“HNTE”) since 2011 and is eligible for a 15% preferential tax rate from 2011 to 2013. In October 2014, Yuantel Telecom obtained a new HNTE certificate, which expired in October 2017. Yuantel Telecom has successfully renewed the HNTE certificate in December 2017 with effective term of three years until 2019. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2016, 2017 and 2018, Yuantel Telecom enjoyed a preferential tax rate of 15%.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

16.	TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2018, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2018, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Group is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Group will continue to monitor changes in the interpretation or guidance of this law.

Profit (loss) from continuing operations before income taxes consisted of:

	For the years ended December 31,
	2016	2017	2018
	$	$	$

Non-PRC	2,777	(7,138)	(43,630)
PRC	5,899	(3,310)	(25,097)

	8,676	(10,448)	(68,727)

Income tax expense comprised of:

	For the years ended December 31,
	2016	2017	2018
	$	$	$

Current	(2,257)	(1,382)	(52)
Deferred	(987)	(960)	(279)

	(3,244)	(2,342)	(331)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2016, 2017 and 2018 applicable to the PRC operations to income tax expense was as follows:

	For the years ended December 31,
	2016	2017	2018
	$	$	$

Profit (loss) before income taxes	8,676	(10,448)	(68,727)

Income tax (expense) income computed at the statutory income tax rate at 25%	(2,169)	2,612	17,182
Non-deductible expenses	(214)	(2,654)	(7,393)
Non-taxation income	414	68	-
Preferential rate	488	(237)	(790)
Current and deferred tax rate differences	310	55	238
Foreign rate differences	561	(427)	(5,670)
Change of valuation allowance	(2,557)	(1,294)	(4,202)
Statutory income	-	(215)	(1,471)
R&D super deduction	-	-	305
Deferred tax	6	-	-
Interest expense	(83)	(250)	-

Income tax expense	(3,244)	(2,342)	(331)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

16.	TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2017	2018
	$	$
Deferred tax assets
Inventories provision	229	100
Accrued salary and welfare payable	129	201
Property and equipment	2	3
Tax losses	10,461	317
Valuation allowance	(10,298)	18

Total deferred tax assets	523	639

Deferred tax liabilities
Intangible assets	1,551	1,688
Deferred cost of revenue	504	765

Total deferred tax liabilities	2,055	2,453

The Group operates through several subsidiaries and its Consolidated VIEs. Valuation allowance is considered for each of the entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards.

As of December 31, 2018, the Group had net tax losses from its PRC subsidiaries, as per filed tax returns, of $15,026, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2019 to 2028 if not utilized. The Group has net tax losses from its HK subsidiary of $37,487, which will not expire.

Unrecognized Tax Benefits

As of December 31, 2017 and 2018, the Group recorded an unrecognized tax benefits of $2,016 and $2,020, respectively, of which, $287 and $273, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefits and its related interest are primarily related to under-reported intercompany profit. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2017 and 2018, unrecognized tax benefits of $1,729 and $1,747, respectively, if ultimately recognized, will impact the effective tax rate.

A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2016	2017	2018
	$	$	$

Balance at beginning of year	2,077	1,873	2,016
Reversal based on tax positions related to prior years	(1,039)	-	-
Additions based on tax positions related to the current year	968	28	-
Foreign currency translation difference	(133)	115	4

Balance at end of year	1,873	2,016	2,020

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

16.	TAXATION (CONTINUED)

In the years ended December 31, 2017 and 2018, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of $250 and nil in income tax expense, respectively. Accumulated interest expense recorded by the Group was $338 and $298 as of December 31, 2017 and 2018, respectively. As of December 31, 2018, the tax years ended December 31, 2012 through 2017 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

17.	RELATED PARTY TRANSACTIONS

(a) Related parties

Names of related parties	Relationship with the Group
Intel Capital Corporation (“Intel”) and its affiliates	A substantial shareholder of the Group
Bluecap	A company controlled by a key management of the Group
Ramanna Hareesh	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Cloudminds (Hong Kong) Ltd. (“Cloudminds”)	A company controlled by a director of the Company *

*	On December 18, 2018, the entity ceased to be a related party of the Company due to the resignation of this director.

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017	2018
	$	$	$
Software services provided to:
Intel Corporation	271	-	-
Intel (China) Co., Ltd.	9	9	-
Intel Asia-Pacific Research and Development Ltd.	119	79	-
Intel (China) Research Center Co., Ltd.	57	8	-
Cloudminds	-	-	1,373

Loan from:
Ramanna Hareesh			22

(c)	Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017	2018
	$	$	$
Loan from:
Bluecap	-	-	1,059

Interest expense on loan from:
Bluecap	-	-	12

All balances with related parties as of December 31, 2018 were unsecured, and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1,325 short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group (Note 17), bearing an interest rate of 8% per annum to fund the Company’s working capital. The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2018 was $1,059 which is payable on demand. The accrued interests of $12 in 2018 was recorded in accrued expenses and other payables.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

18.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries and VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries and VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. As of December 31, 2017 and 2018, the Group’s PRC subsidiaries had appropriated $1,898 and $2,097, respectively, in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2018, restricted net assets of the Company’s PRC subsidiaries and the Consolidated VIEs were $89,706.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

19.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

On December 27, 2007, March 17, 2008, September 26, 2008 and October 8, 2008, the Group issued 19,800,000, 3,100,000, 12,000,000 and 5,000,000 Series A convertible redeemable preferred shares (the “Series A Preferred Shares”), respectively, to certain external investors at a price of $0.20 per share for a total cash consideration of $7,980. The cash proceeds received was $7,889, net of issuance costs of $91.

On June 26, 2009, August 19, 2009 and October 12, 2009, the Group issued 64,285,715,15,000,000 and 3,571,428 Series B convertible redeemable preferred shares (the “Series B Preferred Shares”), respectively, to certain external investors at a price of $0.21 per share for a total consideration of $17,400 (includes cash proceeds of $14,400 and $3,000 upon conversion of convertible notes). The cash proceeds received was $14,242, net of issuance costs of $158.

On February 14, 2011 and May 24, 2012, the Group issued 38,181,817 and 5,454,545 Series C convertible redeemable preferred shares (the “Series C Preferred Shares”), to certain external investors at the price of $0.275 per share for a total cash consideration of $12,000. The cash proceeds received was $11,817, net of issuance costs of $183.

On August 20, 2014, the Group issued 23,721,443 Series D convertible redeemable preferred shares (the “Series D Preferred Shares”), to certain external investors at the price of $0.33725 per share for a total cash consideration of $8,000. The cash proceeds received was $7,874, net of issuance costs of $126.

On February 8, 2017 and March 2, 2017, the Group closed the issuances of 10,325,126 and 2,950,036 Series E convertible redeemable preferred shares (the “Series E Preferred Shares”), respectively, for a purchase price of $0.678 per share. Concurrently, Series E-1 Warrants to purchase up to an aggregate of 7,094,164 Series E-1 convertible preferred shares (the “Series E-1 Preferred Shares”) were issued and immediately exercised, at $0.001 per share. The total cash proceeds received was $9,008, net of issuance costs of $312. Net proceeds were allocated to the Series E Preferred Shares and Series E-1 Preferred Shares based on their relative fair value on closing dates.

Series E-1 Preferred Shares shall vote with Series E Preferred Shares as a single class. Series E-1 Preferred Shares have neither redemption rights nor any other rights preferential to the ordinary shares and therefore Series E-1 Preferred Shares are classified as permanent equity.

The significant terms of the Series A, Series B, Series C, Series D, and Series E convertible redeemable preferred shares (together “Convertible Redeemable Preferred Shares”) are summarized as follows.

Conversion

Convertible Redeemable Preferred Shares can be converted into ordinary shares at the option of the holder at any time by dividing the applicable original purchase price by the applicable conversion price which is initially equal to the original purchase price and as such, the initial conversion ratio for each Convertible Redeemable Preferred Shares into each ordinary share shall be one-for-one.

Convertible Redeemable Preferred Shares shall automatically be converted into ordinary shares at the then-effective conversion rate applicable to the relevant series of Preferred Shares: (a) in the event of the closing of a Qualified IPO; or (b) in relation only to Series A and Series B Preferred Shares, upon the approval and written consent of a majority of the outstanding Series A and Series B Preferred Shares holders to convert their respective Preferred Shares into ordinary shares.

The conversion price is subject to additional adjustments if the Group makes certain dilutive issuances of shares.

Dividends

Series D and Series E Preferred Shares shall receive dividends at an annual rate of six percent (6%) of the original purchase price in preference and priority to any dividends on the Series A, Series B, Series C Preferred Shares and ordinary shares. Dividends on Series D and Series E Preferred Shares shall be cumulative whether declared by the Board of Directors or not.

Each holder of Series A, Series B and Series C Preferred Shares is entitled to receive non-cumulative dividends when and if declared by the Board of Directors of the Group in preference and priority to any dividends on ordinary shares, after all accumulated dividends on the Series D and Series E Preferred shares have been paid or set aside for payment to the holders of Series D and Series E Preferred Shares in a calendar year.

Any additional dividends declared, after all accumulated dividends and declared dividends on the Preferred Shares have been paid or set aside for payment to the holders of Preferred Shares in a calendar year, shall be distributed among all holders of ordinary shares and Preferred Shares.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

19.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Redemption

All outstanding Convertible Redeemable Preferred Shares can be redeemed at the election of the majority holders at any time after the fifth anniversary of the first issuance date of Series E Preferred Shares.

Prior to the fifth anniversary of the first issuance date of Series E Preferred Shares, all outstanding Series C Preferred Shares held by Intel can be redeemed at any time of the holder’s election to redeem for investigation or for breach as defined in the Memorandum of Association and Articles of Association.

Prior to the fifth anniversary of the first issuance date of Series E Preferred Shares, all outstanding Series D and Series E Preferred Shares can be redeemed at any time of a holder of Series D and a holder of Series E Preferred Shares’ election to redeem for breach event or to redeem for investigation and failure to obtain MVNO license event as defined in the Memorandum of Association and Articles of Association.

Convertible Redeemable Preferred Shares are redeemed at a price equal to 150% the original purchase price plus any unpaid declared dividends. The redemption price for Preferred Shares under the event of the election of Intel, a holder of Series D Preferred Shares or a holder of Series E Preferred Shares to redeem for investigation is set to be 100% of the original purchase price.

The redemption price for Convertible Redeemable Preferred Shares under the event of the election of Intel, a holder of Series D Preferred Shares or a holder of Series E Preferred Shares to redeem for breach is set to be 150% of the original purchase price.

Winding up / Liquidation

In the event of any liquidation, dissolution, or winding up of the Group, either voluntary or involuntary, distributions to the shareholders of the Group shall be made as stated below.

The holders of Series E Preferred Shares then outstanding are entitled to be paid first out of the assets of the Group available for distribution a liquidation preference in an amount per Preferred Share equal to the sum of (i) 150% of the original purchase price as adjusted and (ii) all unpaid accumulated dividends, in priority to any other holders of Preferred Shares or ordinary shares.

Upon full payment of the Series E Preferred Shares liquidation preference, the holders of Series D Preferred Shares are entitled to be paid first out of the assets of the Group available for distribution a liquidation preference in an amount per Preferred Share equal to the sum of (i) 150% of the original purchase price as adjusted and (ii) all unpaid accumulated dividends, in priority to any other holders of Preferred Shares or ordinary shares.

Upon full payment of the Series D and Series E Preferred Shares liquidation preference Series A, Series B and Series C Preferred Shares then outstanding shall be entitled to be paid first out of the assets of the Group available for distribution (and prior and in preference to any payment on the ordinary shares) a liquidation preference in an amount per Series A, Series B and Series C Preferred Shares equal to the sum of (i) the original purchase price applicable to such Preferred Share as adjusted and (ii) all unpaid declared dividends. The holders of Series C Preferred Shares shall receive their liquidation preference amount in preference to holders of Series A and Series B Preferred Shares. Subject to the prior payment of all amounts due to the holders of Preferred Shares, the balance of all remaining assets available for distribution are made with equal priority and pro rata amongst the holders of ordinary shares and the holders of Preferred Shares on an as–converted basis.

Voting

Each share of Convertible Redeemable Preferred Shares has voting rights equal to an equivalent number of shares of ordinary shares into which it is convertible and votes together as one class with the ordinary shares. All directors of the Group’s board of directors are elected by the holders of the outstanding ordinary shares and the Preferred Shares, voting together as a single class on an as-converted basis.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

19.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Accounting for Convertible Redeemable Preferred Shares

The Convertible Redeemable Preferred Shares have been classified as mezzanine equity as they can be redeemed at the option of the holders. The initial carrying values of the Preferred Shares are the total consideration received at their respective dates of issuance net of issuance costs. There were no embedded features except for Series E Preferred Shares that qualified for bifurcation and separate accounting in accordance with ASC Subtopic 815-10, Derivatives and Hedging, (“ASC 815-10”).

At the respective closing dates of the Series E Preferred Shares, beneficiary conversion feature was identified and recorded as a reduction of Series E Preferred Shares with an offsetting credit to additional paid-in capital.

Convertible Redeemable Preferred Shares were accreted to redemption value based on the terms stipulated in the Memorandum of Association (“MOA”). Changes in the redemption value are recorded against retained earnings. Upon the consummation of the Merger, all Convertible Redeemable Preferred Shares and Series E-1 Preferred Shares were converted to ordinary shares. Upon conversion, all unamortized discounts, including any original issue discounts and discounts from allocation of proceeds for beneficiary conversion feature, are recognized immediately as deemed dividend and deducted from income available to ordinary shareholders.

The following is the roll-forward of the carrying amounts of Convertible Redeemable Preferred Shares for the year ended December 31, 2017:

For the year ended December 31,
2017

Balance at beginning of the year	68,862
Issuance of Series E Preferred Shares	6,300
Beneficiary conversion feature of Series E Preferred Shares	(3,258)
Change in redemption value	6,956
Conversion to ordinary shares	(78,860)

Balance at end of the year	-

Series E-1 Preferred Shares of $2,708 were converted to ordinary shares as of December 31, 2017 and there were none as of December 31, 2018.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

20.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the years ended December 31,
	2016	2017	2018
	$	$	$
Numerator:
Net income (loss) from continuing operations	5,432	(12,790)	(69,058)
Less: Net income (loss) attributable to noncontrolling interest from continuing operation	57	(82)	(104)
Net income (loss) from continuing operations attributable to Borqs Technologies, Inc.	5,375	(12,708)	(68,954)
Accretion to redemption value of preferred shares for continuing operations	(976)	(6,956)	-
Allocation to holders of Preferred Shares for continuing operations	(2,252)	-	-

Net (loss) income from continuing operations attributable to Borqs Technologies, Inc.'s ordinary shareholders	2,147	(19,664)	(68,954)

Net (loss) income from discontinued operations	(2,836)	431	(2,941)
Less: Net (loss) income attributable to noncontrolling interest from discontinued operation	(689)	292	(131)
Net (loss) income from discontinued operations attributable to Borqs Technologies, Inc.	(2,147)	139	(2,810)

Net loss attributable to Borqs Technologies, Inc.'s ordinary shareholders	-	(19,525)	(71,764)

Denominator:
Weighted-average number of ordinary shares—basic	4,224,725	12,842,671	31,200,056
Weighted-average number of ordinary shares—diluted	5,558,577	12,842,671	31,200,056

Weighted-average number of shares outstanding from discontinued operations—basic	4,224,725	12,842,671	31,200,056
Weighted-average number of shares outstanding from discontinued operations—diluted	5,558,577	12,842,671	31,200,056

Net earnings (loss) per share from continuing operations attributable to Borqs Technologies, Inc.
Earnings (loss) per share—Basic:	1.00	(1.53)	(2.21)
Earnings (loss) per share—Diluted:	0.39	(1.53)	(2.21)

Net (loss) earnings per share from discontinued operations attributable to Borqs Technologies, Inc.
(Loss) earnings per share—Basic:	(1.00)	0.01	(0.09)
(Loss) earnings per share—Diluted:	(0.39)	0.01	(0.09)

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic:	-	(1.52)	(2.30)
Loss per share—Diluted:	-	(1.52)	(2.30)

For the years ended December 31, 2017 and 2018, share options and Replacement Warrants to purchase ordinary shares, Unit Purchase Option, public warrants and private warrants were anti-dilutive and excluded from the calculation of diluted net loss per share.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

21.	COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group leases buildings in the PRC and India under non-cancelable operating leases expiring on different dates. For the years ended December 31, 2016, 2017 and 2018, total rental expenses for all operating leases amounted to $1,340, $1,418 and $1,666, respectively.

As of December 31, 2018, the Group had future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to office buildings consisting of the following:

$

2019	1,848
2020	1,172
2021	395
2022	414
2023 and thereafter	287

4,116

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

(b) Capital commitments and contingencies

On December 15, 2018, the Group entered into a Share Purchase Agreement (“Purchase Agreement”) with Shanghai KADI Machinery Technology Co., Ltd. (“KADI SH”), KADI Technologies Limited (“KADI HK”) (collectively, “KADI”) and Lin Hu and Shou Huajun, the sole shareholders of KADI SH and KADI HK (the “KADI’s Selling Shareholders”), for the purchase of 60% of the issued and outstanding ordinary shares of KADI SH (“KADI SH Shares”) and 60% of the issued and outstanding ordinary shares of KADI HK (“KADI HK Shares”, together with the KADI SH Shares, the “KADI Shares”). The transaction with KADI consists of total cash consideration of $4,600 in installments and share consideration equivalent to $9,750 in installments upon achievement of earn-outs by KADI SH from 2018 to 2021. As of December 31, 2018, $600 was prepaid to KADI SH. The transaction did not close as of December 31, 2018.

The Group had the following capital commitment in cash related to this business acquisition:

$

2019	2,000
2020	1,000
2021	1,000

4,000

As of December 31, 2018, the Group had the following contingent share consideration payable related to this acquisition:

(i)	$1,500 equivalent shares, or 454,545 shares at a price of $3.30 per share upon the closing of this acquisition;
(ii)	$2,250 equivalent shares, or 589,005 shares at a price of $3.82 per share, upon the achievement of the 2018 revenue target by KADI SH;
(iii)	$2,250 equivalent shares, or 589,005 shares at a price of $3.82 per share subject to the achievement of the 2019 revenue target by KADI SH;
(iv)	$2,250 equivalent shares upon the achievement of certain 2020 revenue and net income targets by KADI SH; and
(v)	$1,500 equivalent shares upon the achievement of certain 2021 revenue and net income targets by KADI SH.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

21.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Income taxes

As of December 31, 2018, the Group recognized an accrual of $1,920 for unrecognized tax benefits and its interest (Note 16). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2018, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

(d) Settlement of arbitration with Claimant Samsung Electronics Co., Ltd. (“Samsung”)

On November 27, 2018, the Secretariat of the International Court of Arbitration for the International Chamber of Commerce issued a final award to Samsung Electronics Co., Ltd. (“Samsung”) that constituted the final decision on the Company’s dispute with Samsung over a sales contract. The court order required the Company to pay to Samsung total payments of $4,650 including: i) $4,280 as the “Principal Amount”, plus (ii) accrued interest of $370 computed from March 31, 2019 on the outstanding balance of the Principal Amount at a simple interest rate of 9% per annum (together with the Principal Amount, collectively referred to as the “Settlement Payment”). On April 26, 2019, the Group entered into a settlement agreement with Samsung according to which, the Company shall pay the full and total amount of the Settlement Payment in equal monthly installments over a period of twenty-four months beginning on March 31, 2019. In addition, 1,271,717 and 190,013 ordinary shares were issued to Samsung as escrow shares in the months of May and June 2019 as security for the payments.

22.	SEGMENT REPORTING

The Company has identified the continuing operations as a single reportable segment as of December 31, 2018 and the table below provides a summary of the Group’s geographic information of revenues for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017	2018
	$	$	$

PRC	6,076	17,687	4,282
Outside PRC:
United States	34,526	23,312	15,663
India	25,126	70,421	96,550
Rest of the world	19,720	10,813	11,925
Total net revenue	85,448	122,233	128,420

As the Company’s long-lived assets are substantially all located in the PRC, no geographical segments for long-lived assets are presented.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

23.	SUBSEQUENT EVENTS

(a) Amended and Restated Loan and Security Agreement with PFG5

On March 8, 2019, the Group entered into a new revolving line of credit facility (the “RLOC”) with PFG5 for $12,500. Under the agreement: (i) $9,500 may be drawn upon request at any time on or after the closing date and (ii) so long as there is no uncured default at the time of drawdown and if the Company has received at least $10,000 in cash proceeds from the sale of its equity securities to investors, then an additional $3,000 may be drawn. Any outstanding amounts under the RLOC will accrue interest at a rate of 11% per annum with a maturity date of March 8, 2021 (the “Maturity Date”). The Group shall pay interest only on principal outstanding on the RLOC until the Maturity Date, on which date the entire unpaid principal balance on the RLOC plus any and all accrued and unpaid interest shall be repaid. In March 2019, the Company drew down $9,500 from the RLOC.

(b) Equity financing from Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”)

On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9 % equity interest of the Company equivalent to 3,734,283 ordinary shares with a total purchase consideration of $13,865 on May 16, 2019, for which 75% of the total purchase consideration amounting to $10,399 in cash was received. According to the agreement, the remaining 25% of the total purchase consideration amounting to $3,466 will be contributed in the form of land and equipment by Chongqing Youtong within six months from May 16, 2019, however this has not been finalized as of January 31, 2020. The shares are unregistered and are subject to lock up provisions for one year.

(c) Repurchase of Shares from Zhengqi International Holding Limited (“Zhengqi”)

On January 10, 2018, we entered into a stock repurchase agreement (“Stock Repurchase Agreement”) with Zhengqi International Holding Limited (“Zhengqi”), pursuant to which we agreed to repurchase 966,136 of our ordinary shares that were originally issued and sold to Zhengqi on August 18, 2017, at an aggregate purchase price of approximately $10,070 or $10.40 per share. The $10,048 was paid on February 28, 2018 and recorded as prepayment. On May 20, 2019, the 966,136 repurchased shares were cancelled.

(d) Disposal of Yuantel

As disclosed in Note 1 (c), in November 2018, the Company’s board of director approved the plan to dispose all of its tangible and intangibles assets related to the Consolidated VIEs. Following which, the Company entered into an agreement with Jinan Yuantel to sell 20% interests in the Consolidated VIEs to Jinan Yuantel for a total cash consideration of RMB25 million. Based on the agreement if Jinan Yuantel seeks investors (or brokers) to purchase an additional 45% interests in the Consolidated VIEs from the Company at a consideration no less than RMB180 million by June 30, 2019, Jinan Yuantel has the right to purchase the remaining 10% interests of the Consolidated VIEs from the Company at the nominal price of RMB10 yuan. Subsequently on February 14, 2019, the Company entered into an ownership transfer agreement with Jinggangshan Leiyi Venture Capital LLP (“JGS Venture”) to purchase 45% of the Consolidated VIEs for a total cash consideration of RMB83.7 million. At the same time, Jinan Yuantel exercised its option to purchase the remaining 10% in the Consolidated VIEs. To complete the disposal, the Nominee Shareholders cancelled the Big Cloud Network share pledge to Borqs Beijing on March 7, 2019. Due to the on-going investigation into certain staff and former staff of Yuantel, the Company signed an amendment with JGS Venture to postpone the final payments for one year and the transaction is expected to be completed in October 2020.

(e) Loan from The Hong Kong and Shanghai Banking Corporation Limited (“HSBC”)

On May 30, 2019, the Group entered into a banking facility agreement with HSBC for a credit facility of $5,000 with an interest rate of London Interbank Offered Rate (LIBOR) plus 1% and a maturity date of one year. $4,500 were drawn in June 2019 and $500 were drawn in July 2019 for working capital purposes.

(f) Nasdaq compliance

Due to the non-filing of the Company’s annual report for the year ended December 31, 2018, Nasdaq has given notice that the Company’s shares will be delisted from the Nasdaq Capital Market. The Company attended a hearing with a Nasdaq panel (“Panel”) on December 19, 2019 to appeal the delisting. On January 9, 2020, the Panel issued its decision (“Decision”) to grant the Company’s request for continued listing on Nasdaq, subject to the conditions that: (i) on or before January 23, 2020, the Company shall have informed the Panel that the Company’s independent auditor has completed its audit of the Company’s audited financials for fiscal year 2018; and (ii) on or before March 1, 2020, the Company shall have filed with the Securities and Exchange Commission (“SEC”) the Form 20-F and regained compliance with Nasdaq Listing Rule 5250(c)(1). As a result of the Decision, during the exception period the Company’s ordinary shares will continue to trade on Nasdaq under symbol “BRQS”.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

24.	FAIR VALUE MEASUREMENTS

The Group applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

2016 Warrants are classified within Level 3. We estimated the fair value of these warrants as of December 31, 2016 and August 18,2017 using the binomial-lattice option valuation model, based on the remaining contractual term of the warrants, risk-free interest rates and expected volatility of the price of the underlying Series D convertible redeemable preferred shares. The 2016 Warrants are then reclassified to equity following the Merger (Note 4). The assumptions used, including the market value of the underlying Series D convertible redeemable preferred shares and the expected volatility, were subjective unobservable inputs.

Liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2016
	$	$	$	$

Warrant liabilities	-		1,344	1,344
Liabilities			1,344	1,344

There are no assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Warrant liabilities
$

Fair value at January 1, 2016	-
Increase in liability	1,332
Changes in the fair value	12
Fair value at December 31, 2016	1,344
Changes in the fair value	200
Fair value at August 18, 2017	1,544
Transfer to permanent equity	(1,544)
Fair value at December 31, 2017	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Note	2017	2018
		$	$
ASSETS
Current assets
Cash and cash equivalents		2	-
Prepaid expenses and other current assets		164	10,076
Amount due from related parties	(b)	68,643	6,893

Total current assets		68,809	16,969

Non-current assets
Investments in subsidiaries and Consolidated VIEs		(13,197)	(32,236)

Total non-current assets		(13,197)	(32,236)

Total assets		55,612	(15,267)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables		2,810	6,911
Short-term bank and other borrowings		5,000	-

Total current liabilities		7,810	6,911

Total liabilities		7,810	6,911

Shareholders’ equity
Additional paid-in capital		120,642	124,062
Accumulated deficit		(72,333)	(144,097)
Accumulated other comprehensive loss		(507)	(2,143)

Total shareholders’ equity (deficit)		47,802	(22,178)

Total liabilities and shareholders’ equity (deficit)		55,612	(15,267)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the years ended December 31,
	2016	2017	2018
	$	$	$
Operating Expenses
General and administrative expenses	(383)	(856)	(15,018)

Operating loss	(383)	(856)	(15,018)

Interest expense	-	(68)	-
Share of profits (losses) of subsidiaries and Consolidated VIEs	383	(18,601)	(56,981)

Loss before income taxes	-	(19,525)	(71,999)
Income tax expense	-	-	-

Net loss	-	(19,525)	(71,999)

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2016	2017	2018
	$	$	$

Net profit (loss)	3,228	(12,569)	(71,999)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(1,477)	2,119	(1,709)
Other comprehensive income (loss), net of tax of nil:
Comprehensive income (loss)	1,751	(10,450)	(73,708)
Comprehensive income (loss) attributable to the Company’s ordinary shareholders	1,751	(10,450)	(73,708)

Condensed statements of cash flows

	For the years ended December 31,
	2016	2017	2018
	$	$	$

Net cash generated from operating activities	5	4,118	-
Net cash used in investing activities	-	(17,117)	(10,048)
Net cash generated from (used in) financing activities	-	12,986	-

Net increase (decrease) in cash and cash equivalent and restricted cash	5	(13)	(10,048)
Cash and cash equivalent and restricted cash at beginning of the year	10	15	10,048

Cash and cash equivalent and restricted cash at end of the year	15	2	-

Reconciliation of cash and cash equivalents and restricted cash

Cash and cash equivalents at end of the year	15	2	-
Restricted cash at the end of the year	-	-	-
Total cash and cash equivalents and restricted cash at the end of year	15	2	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC Subtopic 323-10, Investment-Equity Method and Joint Ventures, (“ASC 323-10”), and such investments are presented on the balance sheet as “Investment in subsidiaries and Consolidated VIEs” and the share of the subsidiaries’ profit or losses are presented as “Share of profits (losses) of subsidiaries and Consolidated VIEs” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

(b) Intercompany transactions

The Company had the following related party balances as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	$	$

Amount due from (to) related parties
- Borqs HK	68,643	(1,018)
- Borqs Beijing	-	7,911