Form 20-F
period 2019-12-31
Borqs Technologies, Inc.
filed 2020-09-30
CIK 1650575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao

Chaoyang District, Beijing 100016, China

(Address of principal executive offices)

Pat Sek Yuen Chan, Chairman & Chief Executive Officer
Borqs Technologies, Inc.
Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao

Chaoyang District, Beijing 100016, China
Telephone: +86 10 6437 8678, Fax: +86 1086 6437 2678

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2019, there were 38,881,294 shares of the registrant’s ordinary shares, no par value, issued and outstanding.

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

ii

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

iii

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

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Annual Report. The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2019, and the consolidated balance sheet data as of December 31, 2018 and 2019, are derived from our audited consolidated financial statements and notes which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

In 2018, the Company intended to sell its mobile virtual network operator business unit (“MVNO”, “MVNO BU”, “MVNO Business Unit” or “MVNO business unit”) which includes selling of voice and data services provided by the incumbent mobile operator China Unicom and certain traditional telephony business activities. As of December 31, 2018, the Company owned a 75% interest in the MVNO BU via a variable interest entity (“VIE”) contractual structure of Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel” or “Yuantel Telecom”) which operated the MVNO BU. The Company has executed agreements, and amendments thereof, to sell all of its interests in the MVNO BU for RMB 108.70 million, equivalent to $15.58 million, was originally scheduled to be completed by the end of 2019. Due to the on-going investigation by the Yunnan Public Securities Bureau, as described in “ITEM 4. INFORMATION ON THE COMPANY” below, the Company received only $5.98 million from the buyers within the year ended December 31, 2019 and amended the agreement with the buyers of Yuantel as of September 1, 2020 to sell the remaining percentage of Yuantel owned by the Company for $4.54 million, of which approximately $0.4 million has been received and the balance of $4.14 million is to be received by September 30, 2020, which was later postponed to October 2020 by both parties. Upon receipt of the last payment of $4.14 million, the Company will have disposed of Yuantel completely. Due to this contemplated transaction, the Company’s financial statements for the year ended December 31, 2019 and prior years for comparison purposes, are presented with the MVNO BU as discontinued operations. The Company opted for the rule that only three years of operating results are required to be presented in accordance with the applicable regulations of the British Virgin Islands.

	Fiscal Years Ended December 31,
Consolidated Statements of Income and Comprehensive Income Data:	2017	2018	2019
	($’000)
Net revenues	122,233	128,420	98,958
Gross profit (loss)*	18,739	(6,023)	569
Operating expenses**	(29,262)	(60,825)	(31,578)
Other operating income	2,116	180	1,854
Operating income (loss)	(8,407)	(66,668)	(29,155)
Income (loss) from continuing operations, before income taxes	(10,448)	(68,727)	(32,532)
Income tax expense	(2,342)	(331)	949
Net income (loss) from continuing operations	(12,790)	(69,058)	(31,583)

Discontinued operations
(Loss) income from discontinued operations, before income taxes	408	(1,300)	(4,151)
Income tax benefit (expense)	23	(1,641)	-
(Loss) income from operations of discontinued entities	431	(2,941)	(4,151)

Net income (loss)	(12,359)	(71,999)	(35,734)

(*	Gross profit for 2018 included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018, due to uncertainty in collectability and resulted in a negative gross margin. Such unusual treatment for the hardware cost of goods did not happen for 2019.)

(**	Operating expenses for 2017 included $14.5 million in non-cash merger (such merger described below in “ITEM 4. MERGER OF THE COMPANY”) related expenses.)

(**	Operating expenses for 2018 included non-recurring charges of $4.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $22.2 million, write-down of historical inventory due to loss & obsolescence of $0.9 million, impairment of long-term investment of $13.0 million.)

(**	Operating expenses for 2019 included provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million.)

	Fiscal Years Ended December 31,
Consolidated Balance Sheets Data:	2018	2019
	($’000)
Cash and cash equivalents	1,931	1,001
Restricted cash	-	5,011
Accounts receivable, net	2,454	1,699
Inventories	6,788	4,543
Property, plant and equipment, net	305	241
Total assets	80,392	56,798
Total liabilities	102,866	105,503
Total shareholders’ equity (deficit)	(22,474)	(48,705)

Held for sale assets and liabilities

Due to the pending sale of Yuantel, our MVNO BU, or the Consolidated VIEs, which operations was classified as discontinued operations as of December 31, 2018 and 2019, the assets and liabilities were classified as held for sale.

	As of December 31,
	2018	2019
	($’000)
Carrying amounts of major classes of assets included as part of the assets held for sale
Cash and cash equivalents	336	1,528
Restricted cash	708	768
Accounts receivable	97	1,614
Receivable from MVNO franchisees	377	374
Inventories	154	210
Prepaid expenses and other current assets	883	1.503

Current assets held for sale	2,555	5,997

Property and equipment, net	637	719
Intangible assets, net	7,175	7,786
Goodwill	701	689
Deferred tax assets	-	-
Other non-current assets	1,908	1,111

Non-current assets held for sale	10,421	10,305

Total assets of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	12,976	16,302

Carrying amounts of major classes of liabilities included as part of liabilities held for sale
Accounts payable	1,739	6,317
Accrued expenses and other payables	4,055	9,715
Amounts due to continuing operations	9,354	933
Advances from customers	50	4,018
Deferred revenues	3,491	-
Short-term bank borrowings	36	-
Current liabilities held for sale	18,725	20,983

Deferred tax liabilities	1,779	1,750
Deferred revenues non-current	-	-

Non-current liabilities held for sale	1,779	1,750

Total liabilities of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	20,504	22,733

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Ricks due to the COVID-19 pandemic.

We have experienced and expect to continue to experience unpredictable reductions in demand for certain of our products and services, and adverse effects on our operations, supply chains and financing possibilities.

Since February 2020, we have experienced reductions and cancellations of orders due to effects of the COVID-19 pandemic on the demand from certain of our customers. We expect this negative effect on global business activities will continue to have pressure on the Company’s sales as the pandemic environment persists and perhaps even post the pandemic. In addition, since our operations span the United States, India, China and South Korea, international and intra-country travel restrictions will continue to hamper our operations and have negative effects including delays and uncertainties on our supply chain delivery schedules and our abilities to secure financing for our working capital needs. We expect the impacts of COVID-19 to have an adverse effect on our business, financial condition and results of operations. Our revenue for the year 2020 may be negatively impacted by the pandemic by as much as 50% or more as compared to 2019; and our ability to obtain debt financing or raise equity based capital may not be adequate for the Company’s current operations. As the assessable risks due to COVID-19 change in India and China, our operations can be affected, including due to the restrictions from accessing office facilities and limitations on domestic travels which can hamper our ability to efficiently manage the manufacturing of products since our contracted factories are located over various cities in China.

As our sales have been negatively impacted by the pandemic in 2020, we cut back our operational costs by reduction of approximately 20% of our workforce in India and 40% of our headcount in China. We constantly evaluate our financial position according to changes in the international business environment and depending on forecast of orders from our customers in the near future, we may further reduce staffing as necessary.

Also as a result of stringent cash flows as of the filing of this annual report and given that the pandemic situation is foreseeable to last through the remainder of the year 2020, we will postpone further investment into the acquisition target of KADI and we are in negotiation with the owners of KADI to decrease our potential ownership percentage of their company. For the acquisition of Colmei and Crave, since both of these companies are insolvent, we have ceased to make additional payments for ownership and have written off the value of the equity we have paid to the owners previously.

Risks Related to our Business and Industry

We incurred loss and total cash outflows from operations, and we had a deteriorated net current assets position. There is substantial doubt about our ability to continue as a going concern.

As of December 31, 2019, we had cash and cash equivalents of approximately $1.0 million and generated a net loss from continuing operations of approximately $31.6 million and cash inflows for continuing operations of approximately $7.3 million for the year then ended. In addition, we had certain bank and other borrowings in default or past due. We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure your that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, the timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will use the cash inflows including short-term supply chain financing, advances from customers and financing possibilities from financial institutions, and cash from the sale of our MVNO business unit. However, there is no guarantee such financing mechanism will be available at terms acceptable to us.

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

We are in default of the agreements governing outstanding loan facilities and these facilities contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

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

Our ability to comply with these provisions may be affected by events beyond our control. In addition, the loan agreements with PFG require us to satisfy certain financial covenants, including three months trailing EBITDA and quarterly revenue thresholds. As of December 31, 2019, the Company is in default with certain financial covenant by not meeting the required thresholds. Any defaults under our loan agreements with PFG could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt. The ability to make payments of principal and interest on indebtedness will depend on our financial condition, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If sufficient cash flow is not generated from operations to service such debt, we may be required, among other things, to:

●	seek additional financing in the debt or equity markets;

●	delay, curtail or abandon altogether our research & development or investment plans;

●	refinance or restructure all or a portion of our indebtedness; or

●	sell selected assets.

Such measures might be insufficient to service the indebtedness. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all. If funds are not available when needed, or available on acceptable terms, we may be required to delay, scale back or eliminate some of our obligations, including reduction of operations and deliveries of products to our customers. In addition, we may not be able to grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could negatively impact our business, operating results and financial condition.

We are currently in defaults under our loan agreements with PFG which could result in a substantial loss of our assets.

Due to the COVID-19 pandemic environment, our business activities have been negatively impacted since the beginning of 2020 including stringent cash flows conditions, and we were not able to service the loans with PFG properly. We have pledged all assets of the Company as collateral under the loan agreements with PFG. Because of the default, PFG has the right to accelerate the loan together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit. The lender also can foreclose on our assets securing such debt. Penalties and interests accrued at higher rates in total of approximately $2.9 million were recorded as of the year ended December 31, 2019. We are in active negotiations with PFG for settlement and/or structuring alternatives on such loans.

We have more current liabilities than current assets as of December 31, 2019.

Our balance sheet as of December 31, 2019 showed current assets of $35.2 million and current liabilities of $99.6 million. Although profit margin improvements coupled with better financing facilities in future periods may reverse this situation, there is no assurance how long will this situation remain or if we can ever achieve healthier liquidity ratios. If this situation persists for too long, it will hamper the Company’s ability to operate effectively and will likely create pressure on the market price of our ordinary shares.

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

We have derived and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top five customers accounted for 66.9%, 74.8% and 87.2% of our net revenues in 2017, 2018 and 2019, respectively.

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

From our inception in 2007 through 2014, we focused primarily on providing our Android+ software platform solutions to mobile chipset manufacturers, mobile device OEMs and mobile operators as well as complete product solutions of mobile connected devices for enterprise and consumer applications. In 2014, after acquiring Yuantel, we entered into the MVNO business. However, the success of these businesses will depend on many factors, including timely and successful research and development, pricing, market and consumer acceptance of such new products and the product offerings of our competitors. If new product offerings are not successful, our revenue growth will suffer and our results of operations may be harmed. In November 2018, our board of directors approved of the sale of the MVNO business unit, and we entered into agreements with buyers in February 2019 to sell of all of the Consolidated VIEs that hold the MVNO operation. Due to an investigation into several individuals employed by the MVNO business unit as described in “ITEM 4. INFORMATION ON THE COMPANY” below, only partial sales proceeds was received in 2019. The Company executed a new agreement with the buyers of the MVNO business unit as of September 1, 2020 and if the balance of the sales proceeds is received by September 30, 2020 as stipulated in the agreement, which was later postponed to October 2020 by both parties, the sale will be deemed completed.

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

The ability of our MVNO to provide mobile communication services in China was based on the license granted by MIIT. The MIIT issued a Notice on the Official Commercial Use of Mobile Communication Resale Business (the “Official Notice”) on April 28, 2018, which took effect on May 1, 2018. The Official Notice requires an enterprise that has obtained a trial license, for which we did in 2014, to execute commercial contracts with a basic telecommunications company and apply for the telecommunications business license to replace the trial license. The Pilot Enterprise is allowed to continue to carry out its MVNO business during such application period. According to the Official Notice, the Pilot Enterprise will be ordered to terminate its MVNO business under certain circumstances, including (1) termination of cooperation between the Pilot Enterprise and the basic telecommunications enterprise resulting in Pilot Enterprise’s failure to operate its business; (2) failure to obtain the telecommunications business license within 2 years of the date of promulgation of the Official Notice; (3) occurrence of serious telecommunication fraud cases or malignant group accidents due to the Pilot Enterprise’s malpractice. In addition, the Official Notice requires the MVNO enterprise to establish network security management systems, deploy corresponding management personnel, implement the real-name registration for telephone users, protect users’ personal information, effectively implement the prevention and crackdown of communication information fraud, and standardize its user service agreements and financial management systems. We submitted our application for the official MVNO license. In July 2018, the MIIT has issued the MVNO license to us which will expire on July 12, 2023. However, uncertainties exist with respect to the interpretation and implementation of the newly issued Official Notice, and thus we cannot assure you that we will be able to maintain the MVNO license. The on-going investigation, as discussed in below sections, by the Yunnan Public Security Bureau of the Yuantel current and former employees has been focused on the individual level only and has not named the Company or Yuantel as accused in any way as of the filing of this annual report. Management assessed that the investigation does not have any impact on Yuantel’s abilities to operate under the MVNO license.

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

The investigation into Yuantel.

As described in “ITEM 4. INFORMATION ON THE COMPANY” below, there is an on-going investigation by the Yunnan Public Security Bureau on the president, four current and former employees of Yuantel, our MVNO Business Unit (the “Investigation”). Although it is still not known as of the filing of this report, if results of the investigation may have significant adverse effects on the operation of our MVNO BU, including fines, limitation of its activities or loss of license to operate the MVNO altogether. We were in the process of selling the MVNO Business Unit and only partial sales proceeds was received in 2019. The Company executed a new agreement with the buyers of the MVNO Business Unit as of September 1, 2020 and if the balance of the sales proceeds is received by September 30, 2020 as stipulated in the agreement, which was later postponed to October 2020 by both parties, the sale will be deemed completed.

On October 18, 2019, the Bureau issued official orders to the immediate families of the detained staff and former staff of Yuantel, according to which:

●	The then president of Yuantel, as approved by the People’s Prosecutor’s Office of Kunming City Panlong District, was placed under arrest at the Panlong District First Detention Center, for suspicion on the failure to administer information network security and the individual has not been formally charged as of the date of this report; and

●	The operating officer of Yuantel has not been approved for arrest by the People’s Prosecutor’s office but may be summoned for further investigations, and was released as of October 19, 2019 on bail of RMB 9,000 Yuan (approximately $1,270).

The Company understands from the family of the former Yuantel president that two similar orders were issued to two former employees of Yuantel who are still currently held at the Panlong District First Detention Center. Since neither the Company or any of its subsidiaries were named in the case, no official notice has been provided to the Company as of the date of filing of this annual report.

As is normal procedure in China, the Kunming City Panlong District Branch of the Yunnan Province Public Security Bureau will have up to 150 days to perform its supplementary investigation of the accused individual. After the supplementary investigation period, if the Prosecutor decides that there is adequate evidence to prosecute, the Prosecutor will initiate a public prosecution in which the suspect will be charged and the case will be presented to the court. Otherwise, according to PRC criminal law, if the Prosecutor decides that there is inadequate evidence to prosecute, the suspect will be released and the case will be dismissed. As of the date of this annual report, neither Yuantel or the Company, or anyone else associated with Yuantel or the Company, has received any notice or received any other information from the Bureau or other PRC authorities regarding the Investigation.

We may undertake acquisitions, investments, joint ventures or other strategic alliances in the future, which could expose us to new operational, regulatory and market risks. In addition, such future and past undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

We intend to grow both organically by expanding our current business lines and geographic coverage and through acquisitions, investments, joint ventures or other strategic alliances if the appropriate opportunities arise. These potential business plans, acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. In addition, we may not be able to identify suitable future acquisition or investment candidates or joint venture or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, investments or alliances, including but not limited to the proposed KADI acquisition, we may not be able to implement our strategies effectively or efficiently. As discussed above in this report, due to stringent cash flows as of the filing of this annual report and the pandemic situation foreseeably lasting through the remainder of the year 2020, we will postpone further investment into the acquisition target of KADI and we are in negotiation with the owners of KADI to decrease our ownership percentage of KADI. For the acquisition of Colmei and Crave, since both of these companies are insolvent, we have ceased to make additional payments for ownership and have written off the value of the equity we have paid to the owners previously.

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

Our customers generally retain us on project-by-project basis in connection with specific projects rather than on a recurring basis under long-term contracts. Historically, a significant portion of our net revenues has been comprised of software fees, relating to one-time research and engineering work performed for customers. For 2017, 2018 and 2019, our net revenues from software fees were $11.2 million, $9.5 million and $15.0 million, respectively, representing 9.2%, 7.4% and 15.0% of total net revenues, respectively. Although a significant amount of our net revenues are generated from repeat business, which we define as revenues from a customer who also contributed to our revenues during the prior fiscal year, our engagements with our customers are typically for individual projects that are often on a non-exclusive, project-by-project basis. In addition, a majority of our customer contracts from which we generate product fees can be terminated by customers with or without cause. There are many factors outside of our control that might lead customers to terminate a contract or project with us, including, among others:

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

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the British Virgin Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, India and Brazil, with branch offices in Japan and South Korea. In addition, one of our growth strategies is to further expand our business in Europe and into the United States. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

●	significant currency fluctuations between the Renminbi and the U.S. dollar and other currencies in which we transact business;

●	difficulty in identifying appropriate mobile chipset manufacturers, mobile device OEMs, mobile operators and/or joint venture partners, and establishing and maintaining good relationships with them;

●	legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

●	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

●	adverse effect of inflation and increase in labor costs;

●	current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

●	general global economic downturn;

●	for 2019, our revenues were 63.9% concentrated with one customer in India, and the financial status of this customer together with the state of the Indian economy can greatly affect our business;

●	unexpected changes in political environment and regulatory requirements; and

●	terrorist attacks and other acts of violence or war.

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

A significant amount of our outstanding ordinary shares is held by one shareholder, which may have significantly greater influence on us due to the size of its shareholdings relative to other shareholders.

As of December 31, 2019, Intel Capital Corporation owned 10.3% of our outstanding ordinary shares. This large shareholder may have significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and schemes of arrangement, election and removal of directors and other significant corporate actions, and may discourage opportunities that potentially can be beneficial to other shareholders.

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

On November 20, 2019, we submitted a hearing request to the Nasdaq staff of The Nasdaq Stock Market LLC (“Nasdaq”) to appeal its determinations to delist the Company’s securities from Nasdaq on the grounds that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it did not submit this report by November 11, 2019, the extended deadline. On November 21, 2019, The Nasdaq Hearings Panel (the “Panel”) granted us a hearing to appeal the Nasdaq staff’s determination, and on December 19, 2019 the Company attended the hearing before the Panel.

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

On February 4, 2020, we filed our annual report for the year ended December 31, 2018 and on March 9, 2020, we held our annual general meeting of shareholders.

On March 10, 2020, we received a letter from the Nasdaq Office of General Counsel that the Company has regained compliance with the periodic filing and annual shareholder meeting requirements.

Due to the COVID-19 pandemic, we were unable to file the annual report for the year ended December 31, 2019 by the deadline of June 30, 2020; and on July 9, 2020 we received a delisting determination letter from the Staff notifying the Company that due to the non-filing of the annual report, our ordinary shares are subject to delisting from the Nasdaq Capital Market. We filed an appeal of Nasdaq’s determination to delist and a hearing was held on August 27, 2020. On September 14, 2020, we received a letter from Nasdaq informing us the Panel has decided to grant the Company’s request to remain listed on Nasdaq on the condition that we shall file the 2019 annual report on form 20-F by September 30, 2020.

The Panel has the right to reconsider the terms of this decision based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on the Nasdaq Stock Market inadvisable or unwarranted. In addition, the Form 20-F will be subject to review by the Panel, which may, in its discretion, request additional information before determining that the Company has complied with the terms of its decision.

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

We are required to evaluate the effectiveness of disclosure controls and procedures and internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis; and a “significant deficiency” is less severe than a material weakness in that it is unlikely to have a material impact on financial statements but is important enough to merit attention by those responsible for oversight of the company’s financial reporting. Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2019. In the years ended December 31, 2019 and 2018, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

During 2018, the Company began to seek for professional services for U.S. GAAP and SEC financial reporting related matters. The Company made efforts in recruitment and hired a financial reporting controller and an accounting manager in 2018. In addition, the Company identified a qualified external professional consultant for a senior financial and reporting role from its selection process in 2018, and the individual officially joined the Company as a financial director in January 2019. We have taken multiple steps to implement measures designed to improve our internal control over financial reporting to remediate the material weakness and hence our management concluded that the material weakness was being mitigated as of December 31, 2019 by multiple factors including: (a) hiring of a financial director with over 15 years of US GAAP audit experience from in the year 2019 to help set up workflows for the strengthening of internal controls and preserving accuracy in preparing consolidated financial statements, (b) hiring of a senior manager of finance who is a licensed accountant from Australia and has US GAAP reporting experiences with several firms before joining our Company; and (c) since December 2018, our Chairperson of the Audit Committee, a member of the Washington State board of Accountancy since the year 1989, has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations. In addition, we plan to take a number of other measures to strengthen our internal control over financial reporting, including (i) continuing to hire additional qualified professionals with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters; (ii) organizing regular training for our accounting staffs, especially the trainings related to U.S. GAAP and SEC reporting requirements; and (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements.

As of December 31, 2019, management had identified two significant deficiencies relating to the information technologies (“IT”) controls in our MVNO (discontinued) business.

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

Following the identification of the significant deficiencies, we plan to take measures to remediate by i) negotiating with the incumbent operator to allow access to data older than six months, and ii) incorporate control mechanism within the MVNO management and out-sourced developers. For details about remediation, refer to “Item 15. Controls and Procedures” for more details. Our failure to correct the significant deficiencies and control the deficiencies or our failure to discover and address any other weakness or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements. As a result, our business, financial condition, results of operations and prospects, as well as the market price of our ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

For the preparation of financial reporting for the year ended December 31, 2019, the Company has added US GAAP knowledgeable personnel including:

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

We believe that the above persons possess significant US GAAP experiences to be a valuable resource for us with respect to financial reporting work. We believe we have adequate personnel with knowledge and experience with US GAAP for the preparation of our annual report for the year 2019. However, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the market price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

In the year ended December 31, 2019, we derived about 70% of our revenues from customers located in India. In May 2020, skirmishes occurred over the Sino-Indian border and the relationship between the two countries has been in distress. Although there had been no official statements from either governments that directly affected commercial activities between the two countries, tension may escalate in the future to have a negative impact on our businesses.

Due to social unrest in Hong Kong SAR throughout 2019 which also extended into 2020, China passed a new national security law for Hong Kong which became effective on June 30, 2020. In reaction, the United States has imposed sanctions against Hong Kong’s chief executive and ten other senior officials. Although the U.S. sanctions so far do not implicate any commercial activities involving Hong Kong, it is an area of concern if more sanctions from the U.S. may impact our Company’s ability to maintain a sound business relationship with our customers in the U.S.

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

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008 and was revised on December 28, 2012. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the Labor Contract Law. Among other things, it is required that that annual leave ranging from five to 15 days be made available to employees and that the employee be compensated for any untaken annual leave days in the amount of three times of the employee’s daily salary, subject to certain exceptions. As a result of these regulations designed to enhance labor protection and increasing labor costs in China, our labor costs have increased. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

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

Due to our contemplated acquisition of a potential controlling position of KADI, our future prospects are highly dependent upon the timing and pace of consumer adoption of alternative fuel vehicles in general and electric vehicles in particular. The market for alternative fuel vehicles is relatively new and rapidly evolving, characterized by rapidly changing technologies, price and product competition, newly-emerging competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for electric vehicles in China does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. As of the filing of this annual report, the acquisition has not yet been completed due to complication in the change of ownership at the local jurisdiction. We are working with the owners of KADI and the local authorities, and we may have to resolve to own less than the original intended target of 60% of KADI. Further, due to the financial impact on the Company by the COVID-19 pandemic and that our flow of cash has been stringent so far in the year 2020, we have determined to postpone further investment into the acquisition target of KADI and we are in negotiation with the owners of KADI to decrease our ownership percentage of their company.

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

Certain commercial registrations with the local jurisdictions regarding our acquisition of KADI have not been completed as of the date of the report. If such filings cannot be completed with local government agencies in a reasonable time frame, it may affect our ability to capture the KADI business. Due to certain changes in the electrical vehicle industry and its technologies, such as increases in component pricing, both the Company and KADI have an interest in amending the agreement signed as of December 15, 2018. As discussed above in this report, due to stringent cash flows as of the filing of this annual report and the pandemic situation is foreseeable to last through the remainder of the year 2020, we will postpone further investment into the acquisition target of KADI, our intended acquisition of KADI has not been completed and we are in negotiation with the owners of KADI to decrease our potential ownership percentage of their company.

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

As of the year ended December 31, 2019, our insiders currently own, in the aggregate, approximately 75% of our outstanding ordinary shares and, as a result, are able to exert significant control over matters submitted to shareholders for approval.

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

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	Market acceptance of our products and services;

●	Competition from existing products or new products that may emerge;

●	The implementation of our business model and strategic plans for our business and our products;

●	Estimates of our future revenue, expenses, capital requirements and our need for financing;

●	Our financial performance;

●	Current and future government regulations;

●	Developments relating to our competitors;

●	The impact of COVID-19 on our business and operations; and

●	Other risks and uncertainties, including those listed under the section titled “Risk Factors.”

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

Our principal place of business is located at Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao, Chaoyang District, Beijing 100016, People’s Republic of China. Our telephone number is +86 10 6437 8678. Our agent in the BVI is Kingston Chambers and their address is P.O. Box 173, Road Town, Tortola, British Virgin Islands.

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

In November 2018, the Company’s board of director approved the plan to dispose all of its tangible and intangibles assets related to Yuantel, our MVNO BU, the Consolidated VIEs through a series of agreements, signed in November 2018 and February 2019, with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”) and Jinggangshan Leiyi Venture Capital LLP (“JGS Venture”). According to the agreements, all of the Company’s 75% equity interest in Yuantel is disposed at a consideration of RMB108.7 million. The disposal of the Consolidated VIEs represents a strategic shift for the Company and has a major effect on the Company’s results of operations. Accordingly, assets and liabilities related to the Consolidated VIEs were reclassified as held for sale for the carrying amounts will be recovered principally through a sale and revenues and expenses related to the Consolidated VIEs have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2018 and 2019 and consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019 have been adjusted to reflect this change. There were no gain or loss recognized on the reclassification of the discontinued operations as held for sale. As of the reporting date, the disposal transaction was not yet closed (See Notes 1-(c) and 23). The sale of the MVNO business unit was originally scheduled to be completed by the end of 2019. Due to the on-going investigation by the Yunnan Public Securities Bureau, as described in “ITEM 4. INFORMATION ON THE COMPANY” below, the agreement with the one of the buyers was further amended for the closing of the sale to be completed by October 20, 2020.

In the years ended December 31, 2017, 2018 and 2019, Borqs generated 85.5%, 96.7% and 96.0% of its Connected Solutions BU revenues from customers headquartered outside of China and 14.5%, 3.3% and 4.0% from customers headquartered within China. As of December 31, 2019, Borqs had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 17 million units worldwide. The discontinued MVNO BU generated all of its revenue from within China.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2019, 335 of our 556 employees were technical professionals dedicated to platform research and development and product specific customization.

The following customers accounted for near 10% or more of our total revenues, not including discontinued operations, for the years indicated:

2019	Reliance Retail Limited	63.9%
	GreatCall, Inc.	7.8%

2018	Reliance Retail Limited	59.6%
	E La Carte, Inc.	8.0%

2017	Reliance Retail Limited	46.4%
	Alpha Network, Limited	13.1%

History and Development of the Company

Corporate Organizational Chart

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and un-consolidated minority interests in certain entities as of the date of this report. The corporate organization chart reflects our intended sale of the MVNO BU which removed the VIE structure by which it was held. As of the filing of this annual report, proceeds from the sale of the MVNO BU had already been partially received and therefore the historical MVNO activities have been presented as discontinued operations.

Wholly-Owned Subsidiaries and Consolidated Affiliated Entities

The following is a summary of our material subsidiaries and affiliated entities:

Borqs Hong Kong Limited (“Borqs Hong Kong”), a limited company established under the laws of Hong Kong in 2007, engages in the software and services business and is 100% owned by Borqs International Holding Corp.

Borqs Beijing, a wholly foreign owned enterprise established under the laws of the PRC in 2007, is our primary operating entity for supply chain management and is 100% owned by Borqs Hong Kong Limited.

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

Borqs KK, a company established under the laws of Japan in 2014, engages in business development and is 100% owned by Borqs Hong Kong.

Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel” or “Yuantel Telecom”), a company established under the laws of the PRC in 2004, engages in MVNO services and is 95% owned by Yuantel (Beijing) Investment Management Co., Ltd., which is 79% owned by Beijing Big Cloud Network Technology Co., Ltd. (“BC-NW”) resulting in an ownership of 75% of Yuantel by the Company as of December 31, 2018. BC-NW is 100% beneficially owned and controlled by Borqs International through contractual control arrangements. The board of directors approved of the sale of Yuantel which was originally scheduled to be completed by the end of 2019. Due to the on-going investigation by the Yunnan Public Securities Bureau, as described in “ITEM 4. INFORMATION ON THE COMPANY” below, the agreement with the one of the buyers was further amended for the closing of the sale to be completed by October 20, 2020. In the year 2019, the Company has received partial payment for the sale, and as of December 31, 2019, the Company owned 45% of Yuantel. On September 1, 2020, the Company executed a new agreement with the buyers and if the balance of the sales proceeds is received by September 30, 2020 as stipulated in the agreement, which was later postponed to October 2020 by both parties, the sale of Yuantel will be deemed completed.

Borqs Chongqing Ltd., a wholly foreign owned enterprise established under the laws of the PRC in 2019, engages in supply chain management and is 100% owned by Borqs Hong Kong Limited.

Borqs Technology USA, Inc., a corporation formed in the State of Nevada in July 2019, is 100% owned by Borqs International.

For additional information, see Note 1 in our consolidated financial statements.

Business Units

We have two business units (“BU”), Connected Solutions and MVNO. The Connected Solutions BU develops wireless smart connected devices and cloud solutions. The MVNO BU, which we are in the process of phasing out, operates a mobile virtual network in China that provides a full range of 2G/3G/4G mobile communication services at the consumer level and some traditional commercial telephony services. In November 2018, the Company’s board of director approved the plan to dispose all of its tangible and intangibles assets related to the Consolidated VIEs through a series of agreements, signed in November 2018 and February 2019, with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”) and Jinggangshan Leiyi Venture Capital LLP (“JGS Venture”). According to the agreements, all of the Company’s 75% equity interest in Yuantel is disposed at a consideration of RMB108.7 million. Accordingly, assets and liabilities related to the Consolidated VIEs were reclassified as held for sale for the carrying amounts will be recovered principally through a sale and revenues and expenses related to the Consolidated VIEs have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2018 and 2019 and consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019 have been adjusted to reflect this change. There were no gain or loss recognized on the reclassification of the discontinued operations as held for sale. As of the reporting date, the disposal transaction was not yet completed (See Notes 1-(c) and 25(d)).

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

The MVNO BU is designed to provide a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing. The MVNO BU launched operations in the fourth quarter of 2014. The MVNO BU provides services throughout China. Borqs had registered subscribers of approximately 5.4 million at the end of 2017, 6.0 million at the end of 2018 and about 6.4 million at the end of 2019.

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

The Connected Solutions BU has a global customer base covering the core parts of the Android platform value chain, including mobile chipset manufacturers, mobile device OEMs and mobile operators. As of December 2018, Borqs has collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 17 million units worldwide.

Our discontinued MVNO business unit provides a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing, and acts as a sales and promotion channel for the products developed by the Connected Solutions BU.

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

As of the filing of this annual report, we are still in the process of completing certain commercial registrations in connection with this acquisition at the local jurisdictions where KADI operates. Due to the inability of KADA to effectively change the ownership registration at the local government authorities which thereby delayed the closing of the acquisition, we have withheld further payments of cash and shares accordingly. Because of changes in the electrical vehicle industry and its technologies, such as pricing of components, both the Company and KADI see the need to amend the agreement signed as of December 15, 2018. The resulting amendments, if reachable between the parties, may change the percentage of ownership of KADI by Borqs; or if agreeable amendments cannot be reached, Borqs may enforce the originally signed agreement or decide to terminate the agreement and seek damages, if any, due to Borqs.

Since the beginning of 2020, the COVID-19 pandemic has caused constraints on the Company’s cash flows and the pandemic situation is foreseeable to last through the remainder of 2020. Therefore, we will postpone further investment into KADI. We are in negotiation with the owners of KADI to decrease our ownership percentage of their company.

Investigation into the MVNO Business Unit

As disclosed on Forms 6-K on September 24, October 2 and October 24, 2019, there is an on-going investigation by the Yunnan Public Security Bureau (the “Bureau”) on Yuantel, our MVNO Business Unit (the “Yuantel Investigation”). As  of the date of filing of this report, neither the Company nor the MVNO Business Unit has received any correspondence from any official authority within the PRC regarding the possible outcome of the investigation.

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

On October 18, 2019, the Bureau issued official orders to the immediate families of the detained staff and former staff of Yuantel, according to which:

●	The then president of Yuantel, as approved by the People’s Prosecutor’s Office of Kunming City Panlong District, was placed under arrest at the Panlong District First Detention Center (“Panlong”), for suspicion on the failure to administer information network security and the individual has not been formally charged as of the date of this report; and

●	The operating officer of Yuantel has not been approved for arrest by the People’s Prosecutor’s office but may be summoned for further investigations, and was released as of October 19, 2019 on bail of RMB 9,000 Yuan (approximately $1,270).

The Company understands from the family of the former Yuantel president that two similar orders were issued to two former employees of Yuantel who are still currently placed under arrest at the Panlong District First Detention Center. Since the Company or any of its subsidiaries were named in the case, no official notice has been provided to the Company as of the date of filing of this annual report.

As normal procedure in China, the Kunming City Panlong District Branch of the Yunnan Province Public Security Bureau will have up to 150 days to perform its supplementary investigation of the accused individual. After the supplementary investigation period, if the Prosecutor considers there is adequate evidence to prosecute, the Prosecutor will initiate a public prosecution in which the suspect will be charged and the case will be presented to the court. Otherwise, according to PRC criminal law, if the Prosecutor considers there is inadequate evidence to prosecute, the suspect will be released and the case will be dismissed. As of the date of this annual report, neither Yuantel or the Company, or anyone else associated with Yuantel or the Company, has received any notice or received any other information from the Bureau or other PRC authorities regarding the Investigation.

On November 4, 2019, the Bureau requested another employee of Yuantel to go to Yunnan for questioning. Upon the person’s arrival at the Bureau in Yunnan, he was detained for cooperation with the investigation.

As of the date of this report, no charges have been made against the individuals held at Panlong. All of the individuals’ positions at Yuantel have been replaced by other staff. The Company or any of its subsidiary entities has not been named in connection with this investigation. The operations of Yuantel and the Company are continuing as in the past. There have been no other details released by the Bureau as of the date of this report, and neither Yuantel or the Company, or anyone else associated with Yuantel or the Company, has received any notice or received any other information from the Bureau or other PRC authorities regarding the Investigation.

The Company is in the process of selling Yuantel, which was originally to be completed by the end of the year 2019. Due to the on-going investigation, the Company received only $6.05 million from the buyers within the year ended December 31, 2019 and amended the agreement with the buyers of Yuantel as of September 1, 2020 to sell the remaining percentage of Yuantel owned by the Company for $4.54 million, of which approximately $0.4 million has been received and the balance of $4.14 million is to be received by September 30, 2020, which was later postponed to October 2020 by both parties. Upon receipt of the last payment of $4.14 million, the Company will have disposed of Yuantel completely.

Customers

The Company’s primary customers are mobile chipset manufacturers, mobile device OEMs and mobile operators. For the year ended December 31, 2019, Reliance Retail Limited and GreatCall, Inc. accounted for 63.9% and 7.8% of our net revenues, respectively. For the year ended December 31, 2018, Reliance Retail Limited and E La Carte, Inc. accounted for 59.6% and 8.0% of our net revenues, respectively. In the year ended December 31, 2017, Reliance Retail Limited and Alpha Network, Limited Corp accounted for approximately 46.4% and 13.1% of our revenues, respectively.

The Connected Solutions BU designs chipsets and related software for mobile connected devices. The Company outsources manufacturing of connected devices to third-party factories, buying key components for devices and consigning them to the factories to manufacture and assemble. The Company serves as a contract manufacturer of the products for Reliance. The Company sells the final products to its customers, which are responsible for marketing and retail distribution.

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

Research and Development

The Company has dedicated significant resources to research and development, with research and development centers in Beijing, China and Bangalore, India. As of December 31, 2019, 335 of our 556 employees & contractors were technical professionals dedicated to platform research and development and product specific customization. Technical professionals have diverse backgrounds and experience gained through employment with leading mobile chipset designers and manufacturers, mobile device OEMs, internet content providers and other software and hardware enterprises.

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

The Company has been granted 130 patents in China and six patents in the United States, and as of December 31, 2019 it had 18 pending patent applications in China and three pending patent applications in the United States. The Company also has 91 software copyrights and 47 trademarks registered and 17 pending trademarks in China. In addition, the Company has registered its domain name with various domain name registration services.

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

The Company had more than 50 customers as of December 31, 2019, including some of the world’s leading companies in the mobile industry. Its diversified customer base includes mobile chipset manufacturers, mobile device original equipment manufacturers (“OEMs”) and mobile operators. Through 2019, the Company has collaborated with more than six mobile chipset manufacturers (including Intel, Qualcomm, Marvell) and 29 connected device OEMs (including LGE, Micromax, Acer, Motorola and Vizio) to commercially launch Android-based devices in 11 countries, and more than 17 million mobile devices sold worldwide have BorqsWare software platform solutions embedded. Our products have been deployed by more than 10 service providers (including AT&T, China Mobile, Claro, Orange, Reliance Jio, Sprint, Verizon) on four continents.

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

Employees

As of December 31, 2019, we had 556 employees and contractors. None of our employees are represented by a labor union. Out of our total staff, 265 are located in Bangalore, India engaged in research and development activities, 114 are located in Beijing China engaged in our Connected Solutions BU activities and 177 are engaged by our discontinued MVNO operations in Beijing, China.

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

Description of Properties

The Company’s principal executive offices are located in Beijing, China. The Company leased approximately 3,600 square meters of office space pursuant to a lease that expired on August 31, 2020. The Company has signed a new lease for a smaller space beginning on September 1, 2020. The Company also occupies leased facilities of 4,400 square meters for other offices and research and development facilities in India. The following table sets forth the location, approximate size and primary use and expiration date of all the Company’s materially important physical facilities as of December 31, 2019. Extension beyond the expiration of both leases will be up to negotiation with the property owners.

Locations	Approximate Size	Primary Uses	Lease Expiration Date
Beijing, China Beijing, China	3600 sq. meters 738 sq. meters	Principal executive office and R&D Principal executive office and R&D	August 31, 2020 Begins Sep 1, 2020 & expires Aug 31, 2022
Bangalore, India	4400 sq. meters	Research and development	December 9, 2020
Total	5138 sq. meters	(from September 1, 2020 onwards)

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

	For the years ended December 31,
	2017		2018		2019
	$	%	$	%	$	%
	($’000)
United States	23,312	19.1%	15,663	12.2%	21,746	22.0%
India	70,421	57.6%	96,550	75.2%	69,645	70.4%
China	17,687	14.5%	4,282	3.3%	1,701	1.7%
Rest of the World	10,813	8.8%	11,925	9.3%	5,866	5.9%
Net Revenues	122,233	100.0%	128,420	100.0%	98,958	100.0%

The Company’s connected solutions net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2017 to 2019, we engaged a significant customer in India who continued to place significant orders with us in all three years.

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

On January 17, 2020, the Company and AWP entered into an amended letter of engagement (the “Amended LOE”), which amends the fees to be paid to AWP. The fees to be paid to AWP include:

●	An initial cash retainer of $25,000 upon engagement.

●	A second cash payment (the “Second Cash Payment”) of $25,000 to be paid upon the delivery to and acceptance by the Company of the supporting document from an institutional party and/or bank, which such payment is to be credited against any success cash fee payable by the Company.

●	For the successful arrangement of debt for purchase order working capital financing the Company (a) a cash success fee of 4% of the cash raised, plus (b) 4% of the value of the funds raised in shares, if any (collectively, the “Working Capital Financing Fees”).

●	For the successful arrangement of debt financing for replacement loans the Company would pay (a) a cash success fee of 4% of the cash raised, plus (b) 4% of the value of funds raised in shares (collectively, (the “Loan Replacement Fees,” and, together with the Working Capital Financing Fees, the “Financing Fees).

●	Ordinary shares issuable for the Financing Fees will be calculated with a per share price of $1.50.

●	Upon the execution of a Strategic Cooperation Agreement (“SCA”), (a) a cash fee equal to $25,000 plus (b) the issuance of 1,250,000 ordinary shares of the Company plus (the “Retainer Shares”) warrants (the “Retainer Warrants” and together with the Retainer Shares, the “Retainer Securities”) to purchase 1,250,000 ordinary shares of the Company, with each Retainer Warrant exercisable into one ordinary share at $2.25 per share. Each Retainer Warrant will have an expiration of 36 months, and will have a cashless exercise feature payable in ordinary shares.

●	The ordinary shares to be issued and the ordinary shares issuable upon the exercise of the warrants pursuant to the Amended LOE must be registered on a registration statement within 90 days from the execution of the SCA. Any other ordinary shares issued in connection with Amended LOE have piggy-back registration rights.

●	The Financing Fees earned in accordance with the foregoing will be credited against the Second Cash Payment.

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

In the year ended December 31, 2017, 2018 and 2019, Borqs generated 85.5%, 96.7% and 96.0% of its connected solutions net revenues from customers headquartered outside of China and 14.5%, 3.3% and 4.0% of its net revenues from customers headquartered within China. As of December 31, 2019, Borqs had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 17 million units worldwide.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2019, 335 of our 556 employees were technical professionals dedicated to platform research and development and product specific customization.

We have achieved significant growth since inception in 2007. Not including our MVNO BU activities which are now represented as discontinued operations due to our intended sale of the MVNO BU, net revenues from continuing operations of the Connected Solutions BU increased for the years ended December 31, from $75.1 million in 2015 to $85.4 million in 2016, to $122.2 million in 2017, to $128.4 million in 2018, but scaled back to $98.9 million in 2019. We recorded a net loss of $12.8 million in 2017 which included non-cash merger related costs of $14.5 million. In the year 2018 we incurred a net loss of $72.0 million which included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018 due to uncertainty in collectability, non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses. In the year 2019, we incurred a net loss of $35.7 million which included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million.

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

MVNO BU revenues and gross profit are affected by general factors in the mobile telecom industry in China, such as the voice/data pricing trends offered by other MVNOs and incumbent operators. We enter into profit sharing arrangements with franchisees, under which franchisees receive a percentage of profits on sales of bundled services as they are used by the consumers. Profit sharing amounts are recognized as selling expenses, and limited discounts provided by franchisees to consumers are recognized as reductions of revenue. Competitive factors in voice/data pricing could affect the demand for our MVNO services and affect our mobile subscriber growth, which could materially and adversely affect our revenues and result of operations. MVNO BU revenues and gross profit are also directly affected by Company-specific factors, including:

●	The bulk wholesale rates for voice and data service. We rely on China Unicom, the incumbent operator, to provide us with attractive and competitive bulk wholesale rates of voice-per-minute and MB-of-data to compete with our competitors.

●	The Chinese government policy on MVNO services. We rely on China’s government to continue to grant us a license to operate the MVNO services.

The aggregate amount of cash and cash equivalent and restricted cash are not materially affected by currency fluctuations because the majority of our revenues are denominated in U.S. Dollars based on contracts made in Hong Kong. Financings from sales of equity and working capital loans are denominated in U.S. Dollars and executed in Hong Kong and the Cayman Islands, and repayments have been made in U.S. Dollars outside of China, thus not requiring approval from the PRC State Administration of Foreign Exchange. The MVNO business, and small amounts of Connected Solutions BU activities within China, generate revenue in Renminbi. Personnel and personnel-related expenses are primarily paid in Renminbi, and costs of components used in Connected Solutions BU hardware revenues are primarily paid in U.S. Dollars. As of December 31, 2019, we held cash and cash equivalents totaling $1.0 million on a consolidated basis.

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

Comparisons of Fiscal Years Ended December 31, 2017, 2018 and 2019

	Fiscal Years Ended December 31,
Consolidated Statement of Operations Data:	2017	2018	2019
	($’000)
Net revenues	122,233	128,420	98, 958
Cost of revenues	(103,494)	(134,443)	(98,389)
Gross profit (loss)	18,739	(6,023)	569

Operating expenses	(29,262)	(60,825)	(31,578)
Other operating income	2,116	180	1,854
Operating income (loss)	(8,407)	(66,668)	(29,155)

Other income (expense)	(2,041)	(2,059)	(3,377)
Income (loss) from continuing operations, before income taxes	(10,448)	(68,727)	(32,532)

Income tax expense	(2,342)	(331)	949
Net income (loss) from continuing operations	(12,790)	(69,058)	(31,583)

Discontinued operations
(Loss) income from operations of discontinued operations	408	(1,300)	(4,151)
Income tax benefit (expense)	23	(1,641)	-
(Loss) income on discontinued operations	431	(2,941)	(4,151)

Net income (loss)	(12,359)	(71,999)	(35,734)

Less: net (loss) income attributable to noncontrolling interests	210	(235)	(1,325)
Net income (loss) attributable to Borqs Technologies, Inc.	(12,569)	(71,764)	(34,409)

For the year ended December 31, 2017, we had a net loss of $12.4 million before deduction for noncontrolling interests, which included non-cash merger related costs of $14.5 million. For the year ended December 31, 2018 we incurred a net loss of $72.0 million which included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018 due to uncertainty in collectability, non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses. For the year ended December 31, 2019, we incurred a net loss of $35.7 million which included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million. The write-offs and provisions recorded in 2019 were still high for the level of business activities in the year, although comparatively less than those recorded in 2018. We have taken this approach as we realized that the COVID-19 pandemic, in the first half of the year 2020, has significant negative effects on our industry and particularly on certain of our customers and business partners; and it is prudent to write down some of our assets as of December 31, 2019.

Net Revenue

Our net revenues represent our gross revenues, less PRC value added taxes and other deductions. Connected Solutions BU net revenues consist of engineering design fees, software royalties and product sales. MVNO BU net revenues, which were classified as discontinued operations, consist primarily of monthly recurring revenue.

For the year ended December 31, 2017, net revenues from Connected Solutions BU, or our continuing operations, was $122.2 million and net revenues from MNVO BU, presented here as discontinued operations, was $32.1 million, as compared to $128.4 million and $27.4 million in the year ended December 31, 2018, respectively. This represented a 5.1% increase for Connected Solutions BU revenues and a 14.6% decrease for the discontinued MVNO BU from 2017 to 2018. For the year ended December 31, 2019, net revenues from Connected Solutions BU was $98.9 million and net revenues from the discontinued MVNO BU was $39.8 million, representing a 23.0% decrease for the Connected Solutions BU and a 45.3% increase for the discontinued MVNO BU from 2018 to 2019.

As our Connected Solutions BU did not engage in any retail activities in the countries where our customers were located and also not within China; and we concluded the fluctuations in our revenues between the years were not indicative of market conditions. Instead, our hardware sales of our Connected Solution BU comprised of all made-to-order products with quantities as stipulated by our customers, and also included consumer and industrial use devices as well. As such, the orders we receive from our customers may not adhere to seasonality and therefore fluctuations in our business activity levels may not conform to any particular trend.

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

As discussed more fully under “— Critical Accounting Policies and Estimates — Revenue Recognition — Project-Based Software Contracts,” the Company’s project-based software contracts include post-contract support, or PCS, where the customer has the right to receive unspecified upgrades/enhancements on a when-and-if available basis. Since we are unable to establish vendor-specific objective evidence of fair value of post contract services, or PCS, revenues from project-based software contracts are recognized on a straight-line basis over the longest expected delivery period of undelivered elements of the arrangement, which is typically the PCS period. Project-based software contracts that include PCS, which have a typical PCS period of 12 months. As a result of this revenue recognition method, some portion of the net revenues we report in each period is recognition of deferred revenues from contracts entered into in prior periods and for which the research and development and engineering work has already been completed. In addition, a majority of the project-based software contracts provide for usage-based royalties. We recognize royalties upon the receipt of quarterly usage reports provided by customers.

The following table sets forth our net revenues, as well as the components of such revenues, for the periods indicated, both in absolute amount and as a percentage of total net revenues:

	For the years ended December 31,
	2017		2018		2019
	$	%	$	%	$	%
	($’000)
Software	11,212	9.2%	9,503	7.4%	14,975	15.1%
Hardware	111,021	90.8%	118,917	92.6%	83,983	84.9%
Connected Solutions BU net revenues	122,233	100.0%	128,420	100.0%	98,958	100.0%

Software

Software net revenues were $11.2, $9.5 and $15.0 million in the years ended December 31, 2017, 2018 and 2019, respectively, representing 9.2%, 7.4% and 15.1% of our continuing operations Connected Solutions BU net revenues. The $1.7 million decrease in the year ended December 31, 2018 compared to the year ended December 31, 2017 mainly reflected decreases in software engineering activities completed for customers in 2018 as well as the recognition of PCS delivered during 2018 for projects completed in 2017. We captured more software engineering activities in the year ended December 31, 2019 and recorded $15.0 million in software revenues in the year ended December 31, 2019, representing a 57.6% increase over the previous year.

Hardware

Hardware net revenues were $111.0 million, $118.9 million and $84.0 million in the years ended December 31, 2017, 2018 and 2019, respectively, representing 90.8%, 92.6% and 84.9% of our continuing operations Connected Solutions BU net revenues. Again, as discussed above, these fluctuations may not be attributed to any particular market trend since our sales were all made to order for our industrial customers. Types of products include wearables such as trackers and smart watches, ruggedized handsets, tablets and smart phones and mobile connectivity modules. As described above, hardware sales comprised of all made-to-order products with quantities as stipulated by our customers and included consumer and industrial use devices as well. As such, the orders we receive from our customers may not adhere to seasonality and therefore fluctuations in our business activity levels may not conform to any particular trend.

All hardware sales were contracted and made to order, and our sales were final without taking returns. Small percentages of replacement units and parts were provided to customers and those costs were included in cost of revenues. We provide engineering design work as specified by our customers, and production begins after the customer accepts the design. We are responsible for procurement of all components, materials and tooling, and for selection of third-party factories for product assembly. Revenue is recognized when ownership of products is transferred to the customers. We are not engaged in the marketing and distribution of the hardware products.

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

	For the years ended December 31,
	2017		2018		2019
	$	%	$	%	$	%
	($’000)
Mobile device OEMs	111,021	90.8%	118,667	92.4%	94,313	95.3%
Mobile Chipset Vendors	11,212	9.2%	9,753	7.6%	4,645	4.7%
Connected Solutions BU Net Revenues	122,233	100%	128,420	100%	98,958	100%

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

Geographic Concentration

The following table sets forth our net revenues from customers based on location of the customer’s headquarters, both in absolute amount and as a percentage of net revenues. These figures do not take into account the geographic location of end-users of customer products:

	For the years ended December 31,
	2017		2018		2019
	$	%	$	%	$	%
	($’000)
United States	23,312	19.1%	15,663	12.2%	21,746	22.0%
India	70,421	57.6%	96,550	75.2%	69,645	70.4%
China	17,687	14.5%	4,282	3.3%	1,701	1.7%
Rest of the world	10,813	8.8%	11,925	9.3%	5,866	5.9%
Net revenues	122,233	100.0%	128,420	100.0%	98,958	100.0%

The Company net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2017 to 2019, revenues from customers with headquarters in China declined, and we engaged a significant new customer in India during the second half of 2016 and this customer continued to place orders with us through 2019.

Net Revenues from discontinued operations — MVNO BU

The MVNO BU provides a full range of 2G/3G/4G mobile communication services to consumers, as well as some traditional commercial telephony services. In 2014, the MVNO BU entered into a business agreement with China Unicom, the incumbent mainland China mobile network operator to obtain bulk access to network services at wholesale rates in 2014. The MVNO BU has its own brand in mainland China, “Yuantel.” MVNO BU net revenues, consisting of “MVNO” and “Other” revenues are entirely from mainland China. “Other” revenues are primarily related to traditional commercial telephony services, such as conference call services. We intended to sale the MVNO BU in 2018 and as of February 2019, we signed agreements with buyers for all of our interests in the MVNO BU. The sale was originally scheduled to be completed by the end of 2019. Due to the on-going investigation by the Yunnan Public Security Bureau, we received only partial payment from the sale in 2019. A new agreement was executed with the buyers as of September 1, 2020 and if the balance of proceeds from the sale is received by September 30, 2020 as stipulated in the agreement, which was later postponed to October 2020 by both parties, the sale of the MVNO BU will be deemed completed.

	For the years ended December 31,
	2017		2018		2019
	$	%	$	%	$	%
	($’000)
MVNO	30,118	93.9%	25,468	93.1%	37,495	94.1%
Other	1,956	6.1%	1,891	6.9%	2,340	5.9%
MVNO BU net revenues	32,074	100.0%	27,359	100.0%	39,835	100.0%

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

The following table sets forth cost of revenues, both in absolute amount and as a percentage of total cost of revenues, for Connected Solutions BU revenue and MVNO BU revenue:

	For the years ended December 31,
	2017		2018		2019
	$	%	$	%	$	%
Continuing operation:	($’000)
Connected Solutions BU	103,494	81.4%	134,443	88.0%	98,389	79.9%
Discontinued operations:
MVNO BU	23,647	18.6%	18,587	12.0%	24,748	20.1%
Total cost of revenues	127,141	100.0%	153,030	100.0%	123,137	100.0%

Connected Solutions BU cost of revenues varied from 2017 to 2019 in attribution to similar changes in our volume of hardware products sales during these years. The cost of revenues in the year ended December 31, 2018 included $6.2 million in costs for one transaction in which the corresponding revenue was not yet recognized in the year ended December 31, 2018 due to uncertainty in collectability.

Cost of MVNO BU revenues decreased from $23.6 million in the year ended December 31, 2017 to $18.6 million in the year ended December 31, 2018 and increase to $24.7 million in the year ended December 31, 2019, generally in line with the sales volume of the MVNO BU over that period. MVNO BU cost decreased since 2018 due to increased security requirements at the point of sales of signing up new mobile customers as stipulated by the Ministry of Industry and Information Technology of China.

Gross Profit and Gross Margin

Gross profit represents net revenues less cost of revenues. Gross margin represents gross profit as a percentage of revenues.

Gross profits for our continuing operations Connected Solutions BU in the years ended December 31, 2017, 2018 and 2019 were $18.7 million, a gross loss of $6.1 million and a gross profit of $5.4 million, respectively. The gross loss in the year ended December 31, 2018 included $6.1 million in costs where the corresponding revenues were not yet recognized in the year ended December 31, 2018 and thereby causing a negative gross margin for 2018.

	For the years ended December 31,
	2017		2018		2019
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Continuing operations:
Connected Solutions BU	18,739	15.3%	(6,023)	(4.7)%	569	0.6%

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

Connected Solutions BU gross profits include gross profits from software projects and gross profits from hardware projects. As shown in the following table, software gross margins decrease from 35.4% in the year ended December 31, 2017 to -19.0% in the year ended December 31, 2019.

Hardware gross margins decreased as customers increasingly demanded a comprehensive solution including all steps starting from software design through final commercial product. We experience an overall price tightening of this industry of micro-electronics manufacturing.

In the year ended December 31, 2018, included in hardware cost of goods were $6.2 million in costs for one transaction in which the corresponding revenue was not yet recognized in the year ended December 31, 2018 due to uncertainty in collectability. Since the corresponding sales was not recorded but the COGs was included, the gross margin in the year ended December 31, 2018 became negative.

	For the years ended December 31,
	2017		2018		2019
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Software	3,965	35.4%	783	8.2%	(2,847)	(19.0)%
Hardware	14,774	13.3%	(6,806)	(5.7)%	3,416	4.1%
Total	18,739	15.3%	(6,023)	(4.7)%	569	0.6%

Software projects are further categorized as design, royalty and service projects, reflecting the nature of the work:

●	Design projects consist primarily of non-recurring engineering fees for which we provide customized work according to our clients’ required functionalities and needs;

●	Royalty projects consist of per unit royalties based on customer usage of our previously completed software products; and

●	Service projects where our engineers perform engineering services following the instructions of the customers, charging them hourly fees on full time equivalent basis.

For our discontinued operations MVNO BU gross profits were $8.4 million in the year ended December 31, 2017, $8.8 million in the year ended December 31, 2018 and $15.1 million in the year ended December 31, 2019. Gross margin as a percentage of sales is presented in the following table.

	For the years ended December 31,
	2017		2018		2019
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Discontinued operations:
MVNO BU	8,427	26.3%	8,772	32.1%	15,088	37.9%

Operating Expenses

For our continuing operations Connected Solutions BU, the operating expenses principally consist of sales and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth operating expenses for the periods indicated, both in absolute amount and as a percentage of net revenues:

	For the years ended December 31,
	2017		2018		2019
	$	As % of Revenue	$	As % of Revenue	$	As % of Revenue
	($’000)
Sales and marketing expenses	(4,252)	3.5%	(2,456)	1.9%	(1,524)	1.5%
General and administrative expenses	(18,616)	15.2%	(52,031)	40.5%	(24,776)	25.0%
Research and development expenses	(6,194)	5.0%	(6,338)	4.9%	(5,277)	5.3%
Changes in fair value of warrant	(200)	0.2%	-	0.0%	-	-
Total	(29,262)	23.9%	(60,825)	47.4%	(31,578)	31.8%

General and administrative expenses in the year ended December 31, 2017 included non-cash merger related costs of $14.5 million. General and administrative expenses in the year ended December 31, 2018 included non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses. General and administrative expenses in the year ended December 31, 2019 included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million. As previously discussed, the write-offs and provisions recorded in 2019 were still high for the level of business activities in the year, although comparatively less than those recorded in 2018. We have taken this approach as we realized that the COVID-19 pandemic, in the first half of the year 2020, has significant negative effects on our industry and particularly on certain of our customers and business partners; and it is prudent to write down some of our assets as of December 31, 2019.

For our discontinued operations MVNO BU, the operating expenses which consisted of selling, administrative and research expenses were $7.9 million or 24.7% of revenues in the year ended December 31, 2017, $9.1 million or 33.3% of revenues in the year ended December 31, 2018, and $19.3 million or 48.4% of revenues in the year ended December 31, 2019.

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

For General and administrative expenses, increased from the year ended December 31, 2017 to the year ended December 31, 2019 comprising 15.2%, 40.5% and 25.0% of net revenues respectively, and the significant increase in the year ended December 31, 2018 was attributed to non-recurring and one-time charges of which some were non-cash. We expect our general and administrative expenses to increase in absolute terms now that we are a public company and as we continue to grow, but to become relatively stable over time as a percentage of net revenues as net revenues increase. For our continuing operations Connected Solutions BU, the G&A expense in the year ended December 31, 2018 was $42.0 million which included non-recurring charge of $4.3 million in loss expense from our arbitration case with Samsung, write-off and provision for doubtful accounts and current assets of $22.2 million, write-down of historical inventory due to loss & obsolescence of $0.9 million, and impairment of long-term investment of $13.0 million. G&A expenses in the year ended December 31, 2019 included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million.

Other Operating Income – or expenses

We received subsidies from local government authorities in China as financial support for certain technology development projects. These subsidies are classified as “Other operating income”. We recognized $2.1 million, $0.18 million and $1.9 million of other operating income in the years ended December 31, 2017, 2018 and 2019, respectively. Subsidies are recorded as a liability when received and recognized as other operating income when the related projects are completed and the subsidies are not subject to future return. Under the requirements of the government subsidies, we are obligated to make progress on the related technology development projects, based on the timetable established by the government authorities, and to appropriately allocate the government subsidies for various purposes.

Income Tax Expense

Our effective tax rate was -23%, -4% and -2.9% for the years ended December 31, 2017, 2018 and 2019, respectively. The fluctuation through these years was primarily due to the fact that the loss experienced by certain of our subsidiaries could not be used to offset gains in other subsidiaries within the same jurisdiction.

Liquidity and Capital Resources

Cash used in operating activities for the year ended December 31, 2019 was $7.4 million, primarily consisted of net loss of $35.7 million but adding back non-cash items including share-based expenses of $0.5 million, amortization of intangible assets of $6.0 million, depreciation of property and equipment of $0.1 million, provision on doubtful receivables and other current assets of $13.6 million, deferred income tax benefits of $1.0 million; there was an impairment of inventory of $0.3 million, MVNO BU management compensation of $1.5 million, non-employee compensation expenses of $2.5 million and the effect of ASC 606 adoption contributed a gain of $0.9 million. Cash used in operating assets and liabilities included increase in accounts receivable of $1.2 million, increase in prepaid expenses of $13.3 million, decrease in deferred revenue of $10.7 million, reduction in long-term payable of $6.3 million, decrease in income tax payables of $0.1 million and decrease in lease liabilities of $1.4 million ; while cash generated from changes in operating assets and liabilities included increase in accounts payable of $2.1 million, decrease in inventories of $1.6 million, increase in accrued expenses of $18.9 million, increase in advance from customers and contract liabilities of $5.1 million and increase in amounts due to related parties of $2.4 million, increase in right of use asset of $1.5 million and decrease in deferred cost of revenue of $6.9 million.

Cash used in investing activities for the year ended December 31, 2019 was $0.7 million, which included $4.4 million used in software engineering costs that were capitalized and $0.1 million in purchase of equipment, payments to acquiring non-controlling interest of $1.5 million, and offset by collection of $5.3 million from partial payments on the sale of the MVNO business unit.

Cash generated in financing activities for the year ended December 31, 2019 was $11.6 million, which included the sale of ordinary shares of $10.4 million and a net proceed from bank borrowing of $1.2 million.

On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9 % equity interest of the Company equivalent to 3,734,283 ordinary shares with a total purchase consideration of $13,865 on May 16, 2019, for which 75% of the total purchase consideration amounting to $10,399 in cash was received. The remaining 25% of the total purchase consideration amounting to $3,466 will be contributed in the form of real property and equipment (the “Property Investment”) by Chongqing Youtong within six months from May 16, 2019 the date that the cash investment portion was completed. However, as of the filing of this annual report, the Property Investment has not yet been completed; and the Company is in the process of negotiating the acceptable value of the real property and equipment from Chongqing Youtong. The shares are unregistered and are subject to lock up provisions for one year.

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

On June 28, 2019, PFG executed an agreement with the Company effective in July 2019, which waived our covenant defaults up through the end of June 2019, and allowed the Company to begin testing of newly agreed upon revenue and EBITDA covenants which are more reflective of the operations of the Company without the MVNO BU, starting with the month of August 2019.     Specifically, (i) quarterly revenue requirements were reduced to $27,500,000 commencing with the quarter ending September 30, 2019; provided that any failure to meet such requirement may be cured by evidencing at least $120,000,000 in trailing 12-month revenue; and (ii) the three-month trailing EBITDA target was reduced to $1,350,000, commencing with the month ended August 31, 2019. In connection with the execution of such waiver agreement, the Company paid a waiver and modification fee of $30,000, subject to an additional $20,000 fee in the event that the above-referenced financial covenants are not met in future periods.

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

The Company will need additional financing to fund its operations in 2019 including borrowings from financial institutions and sales of equity. On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9 % equity interest of the Company equivalent to 3,734,283 ordinary shares with a total purchase consideration of $13,865 on May 16, 2019, for which 75% of the total purchase consideration amounting to $10,399 in cash was received. According to the agreement, the remaining 25% of the total purchase consideration amounting to $3,466 will be contributed in the form of land and equipment by Chongqing Youtong within six months from May 16, 2019, however this has not been finalized as of the filing of this annual report. The shares are unregistered and are subject to lock up provisions for one year. As a result of this transaction, Youtong owns 9.9% of our outstanding ordinary shares.

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

In November 2018, the Company’s board of director approved the plan to dispose all of its tangible and intangibles assets related to the Consolidated VIEs through a series of agreements with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”), a Company controlled by a non-controlling interest shareholder individual. In February 2019, the Company purchased 21% of equity interest in Yuantel (Beijing) Investment Management Co., Ltd at a consideration of RMB20.5 million. At the same time, the Company firstly sold to Jinan Yuantel 25% of equity interest in Yuantel (Beijing) Investment Management Co., Ltd at a consideration of RMB25 million. In April 2019, the Company secondly sold to Jinan Yuantel 20% of equity interest in Yuantel (Beijing) Investment Management Co., Ltd at a consideration of RMB22 million. In May 2019, the Company also authorized Jinan Yuantel to actively seek for investors on behalf of the Company to sell 45% of the equity interest in Yuantel held by Big Cloud Network at a consideration which is based on the expected share valuation no less than RMB180 million by June 30, 2019, for which, Jinan Yuantel will be granted the option to purchase the remaining 10% of the equity interest in Yuantel held by Big Cloud Network at a consideration of RMB10 upon achievement of the sale. The Company only received partial proceeds from the buyers in the year 2019 and as a result the Company owned 45% of Yuantel as of December 31, 2019, however still maintaining control of the operations of Yuantel through influence on the board and operational management.

On May 30, 2019, the Group entered into a banking facility agreement with HSBC for a credit facility of $5,000 with an interest rate of London Interbank Offered Rate (LIBOR) plus 1% and a maturity date of one year. $4,500 were drawn in June 2019 and $500 were drawn in July 2019 for working capital purposes.

We were operating at a loss for the years ended December 31, 2018 and 2019. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, the timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will need to seek financing capital and/or supply chain credit lines to meet our anticipated working capital requirements and capital expenditure for the next 12 months.

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

Impact of the COVID-19 pandemic

As discussed earlier in the Rick Factors section of this report, we have experienced since February 2020 reductions and cancellations of orders due to effects of the COVID-19 pandemic has on the demand from certain of our customers. We expect this negative effect on global business activities will continue to have pressure on the Company’s sales as the pandemic environment persists and perhaps even post the pandemic. In addition, since our operations span over the countries of the United States, India, China and South Korea, international and intra-country travel restrictions will continue to hamper our operations and have negative effects including delays and uncertainties on our supply chain delivery schedules and our abilities to secure financing for our working capital needs. We expect the impacts of COVID-19 to have an adverse effect on our business, financial condition and results of operations. Our revenue for the year 2020 may be negatively impacted by the pandemic by as much as 50% or more as compared to 2019; and our ability to obtain debt financing or raise equity based capital may not be adequate for the Company’s current operations. As the assessable risks due to COVID-19 change in the countries of India and China, our operations can be affected, including the restrictions from accessing office facilities and limitations on domestic travels which can hamper our ability to efficiently manage the manufacturing of products since our contracted factories are located over various cities in China.

As our sales have been negatively impacted by the pandemic in 2020, we cut back our operational costs by reduction of approximately 20% of our workforce in India and 40% of our headcount in China. We constantly evaluate our financial position according to changes in the international business environment and depending on forecast of orders from our customers in the near future, we may further reduce staffing as necessary.

Also as a result of stringent cash flows as of the filing of this annual report and the pandemic situation is foreseeable to last through the remainder of the year 2020, we will postpone further investment into the acquisition target of KADI and we are in negotiation with the owners of KADI to decrease our potential ownership percentage of their company. For the acquisition of Colmei and Crave, since both of these companies are insolvent, we have ceased to make additional payments for ownership and have written off the value of the equity we have paid to the owners previously.

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

The Company provides customized Android+ software platform solutions that are developed to maximize the commercial grade quality or performance of open source Android+ software for integration with particular chipsets. The Group also provides customized Android+ service platform solutions that are end-to-end software developed for mobile operators to allow data synchronization between their platform and mobile devices. The Company charges its customers, mainly including mobile device manufacturers and mobile operators, fixed fees for project-based software contracts, as well as per chip or per mobile device royalty fees.

As of January 1, 2019, the Company adopted ASC 606 for revenue recognition from contracts with customers. For the sales derived from software development project in which the customer’s contract specifies the technical requirements of the software product, the Company recognizes revenue upon the customers sign off the final acceptance and it is probable that the Company will collect the payments. For the sales derived from this type of software development project with a post-contract-service period (“PCS Period”), the Company recognizes revenue upon the PCS period ends and it is probable that the Company will collect the payments. The Company recognizes non-recurring engineering fees upon the customers sign off the final acceptance and it is probable that the Company will collect the payments (start of hardware product delivery schedule).

Additional discussions on ASC 606 is provided in below Note 2 of the Accompanying Notes to Financial Statements, under the heading (q) Revenue recognition.

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

Contractual Obligations

As of December 31, 2019, payment obligations under long-term debt, operating leases, and other long-term liabilities were as following:

Amount ($’000)
Obligations less than one year
Current portion of long-term borrowings	$12,975
Operating facilities leases	$814
Arbitration loss to Samsung Electronics Co., Ltd.	$3,388

Obligations from 1 to 3 years
Operating facilities leases	$-
Arbitration loss to Samsung Electronics Co., Ltd.	$361

Obligations from 3 to 5 years
Operating facilities leases	$-

Related Party Transactions

(a) Related parties

Names of related parties	Relationship
Intel Capital Corporation (“Intel”) and its affiliates	A substantial shareholder of the Group
Bluecap	A company controlled by a key management of the Group
Cloudminds (Hong Kong) Ltd. (“Cloudminds”)	A company controlled by a director of the Company*
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

(*	On December 18, 2018, the entity ceased to be a related party of the Company due to the resignation of this director.)

(b) Other than disclosed elsewhere, The Group had the following significant related party transactions for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
	2017	2018	2019
	($’000)	($’000)	($’000)
Software services provided to:
Intel (China) Co., Ltd.	9	-	-
Intel Asia-Pacific Research and Development Ltd.	79	-	-
Intel (China) Research Center Co., Ltd.	8	-	-
Cloudminds	-	1,373	N.A.
Loan from
Hareesh Ramanna	-	22	-

(c) Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
	2017	2018	2019
	($’000)	($’000)	($’000)
Loan from:
Bluecap	-	1,059	3,273

Interest expense on loan from:
Bluecap	-	12	211

All balances with related parties as of December 31, 2019 were unsecured, interest-free (except as indicated) and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1,325 short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group (see Note 17 in our consolidated financial statements), bearing an interest rate of 8% per annum to fund the Company’s working capital (the “Bluecap Loan”). The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2018 and 2019 were $1,059 and $3,273, respectively, which were payable on demand. The accrued interests of $12 and $211 in 2018 and 2019, respectively, were recorded in accrued expenses and other payables.

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

The Company normally has limited risk from credit concentration as no individual customer represents greater than 20% of the outstanding accounts receivable balance.

Our business activities in the year ended December 31, 2019 experienced similar credit concentration as in 2018. Due to the COVID-19 pandemic, we expect our sales to be significantly reduced in the year 2020.

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

Certain Transactions for the Year Ended December 31, 2019 and Subsequent Transactions

Repurchase of Shares from Zhengqi

On January 10, 2018, we entered into a stock repurchase agreement (“Stock Repurchase Agreement”) with Zhengqi International Holding Limited (“Zhengqi”), pursuant to which we agreed to repurchase 966,136 of our ordinary shares that were originally issued and sold to Zhengqi on August 18, 2017, at an aggregate purchase price of approximately $10.05 million, or $10.40 per share. In addition, Zhengqi agreed to forfeit all of its rights to 1,278,776 shares held in escrow. The Stock Repurchase Agreement provides that those shares will be treated in the following manner: transfer 51,151 shares (4% of the total) to the indemnity escrow account; and deliver 1,227,625 shares to the former Borqs International shareholders based on their respective proportionate interests in the merger consideration. As of August 3, 2018, the 1,278,776 escrow shares were forfeited and released from escrow and the Company had obtained the consent of its existing lenders with respect to the transaction. On May 20, 2019, the 966,136 repurchased shares were cancelled and the transaction was deemed completed.

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

Due to the COVID-19 pandemic, the companies of Crave and Colmei became insolvent by June 2020. We ceased to make further investments into this transaction, and the value of the shares issued earlier as partial payment was written-off as of December 31, 2019.

Equity financing from Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”)

On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9 % equity interest of the Company equivalent to 3,734,283 ordinary shares with a total purchase consideration of $13,865 on May 16, 2019, for which 75% of the total purchase consideration amounting to $10,399 in cash was received. The remaining 25% of the total purchase consideration amounting to $3,466 will be contributed in the form of real property and equipment (the “Property Investment”) by Chongqing Youtong within six months from May 16, 2019 the date that the cash investment portion was completed. However, as of the filing of this annual report, the Property Investment has not yet been completed; and the Company is in the process of negotiating the acceptable value of the real property and equipment from Chongqing Youtong. The shares are unregistered and are subject to lock up provisions for one year.

Loan from HSBC

On May 30, 2019, the Group entered into a banking facility agreement with HSBC for a credit facility of $5,000,000 with an interest rate of London Interbank Offered Rate (LIBOR) plus 1% and a maturity date of one year. $4,500,000 were drawn in June 2019 and $500,000 were drawn in July 2019 for working capital purposes. This loan was completely re-paid in June 2020.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table provides information regarding our executive officers and directors as of June 30, 2020:

Name	Age	Position	Term expires at annual stockholders meeting in year
Board of Directors
Pat Sek Yuen Chan	55	Founder, Chairman of the Board (Class III Director), Chief Executive Officer and President	2021
Wan Yu (Lawrence) Chow, Ph.D.	57	Class I Director	2022
Yaqi (Sophie) Feng	38	Class III Director	2021
Heung Sang Addy (Dexter) Fong	61	Class II Director	2023
Ji (Richard) Li	60	Class I Director	2022
Shizhu (Steve) Long	58	Class II Director	2023
Eric Tao, Ph.D.	42	Class III Director	2021

Executive Officers
Anthony K. Chan	65	Chief Financial Officer, Executive Vice President of Corporate Finance
Simon Sun	52	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Hareesh Ramanna	58	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
George Thangadurai	57	Executive Vice President and President of International Business

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

Yaqi (Sophie) Feng, 38, served as one of our directors since July 2015, and was our Chief Operating Officer and Secretary from July 2015 until August 2018. Ms. Feng has been working as the Executive Director of the Global Business Department in Pacific Securities Co., Ltd. since 2013, where she is responsible for Chinese companies’ overseas IPOs, cross border M&A transactions, and global investment management. From 2012 to 2013, she worked as the Managing Director of Regeneration Capital Group LLC in New York, where she was responsible for IPOs and listing projects for emerging market companies, business development, project due diligence as well as transaction management. From 2010 to 2012, Ms. Feng worked as a VP for Griffin Financial Group, a mid-sized investment bank; in this capacity she was responsible for public offerings, private placements, deal structuring, financial modeling as well as institutional sales. She also served as a manager for Asian Legend Asset Management Inc. a private equity firm based in China and New York that specialized in China related projects, from 2009 to 2010. Ms. Feng worked as an associate in the New York office of the Jun He law firm from 2007 to 2008. Ms. Feng received an LL.M from Boston University School of Law and an LL.B from the School of International Law, China University of Political Science and Law in Beijing, China, where she also earned a B.A. in Business.

Heung Sang Addy (Dexter) Fong, 61, was elected as an independent board member by our stockholders in March 2020. He was also appointed as the Chairperson of the Audit Committee, our Audit Committee “financial expert,” as member of the Compensation Committee, and as a member of the Enterprise Risk Oversight Committee. Mr. Fong has almost 36 years of experiences in cross border financial investments and business operations. Since 2017, he has served as the chief financial officer of Adlai Nortye Biopharma Ltd. Mr. Fong also led the B-round fundraising of Adlai Nortye Biopharma Ltd, but funding US$53 million. He was the managing director of Bonus Eventus Securities Ltd. from 2015 to 2017, and was the chief financial officer of China Harmony Auto Holding Ltd. from 2012 to 2015 where he managed the company’s initial public offering process onto the Hong Kong Stock Exchange (ticker HK: 03826) . From 2009 to 2011, he was the director and chief financial officer of China Electric Motor, Inc. (NASDAQ: CELM) and Apollo Solar, Inc. (OTC: ASOE). Mr. Fong has held various financial executive positions for companies with businesses between China and the U.S. and his experience as an independent board member includes: Universal Technology (HK: 1026) from 2006 to 2013; China Housing and Land Development Inc. (NASDAQ: CHLN) from 2010 to 2014; independent director and audit committee chair for Sisram Med (HK: 01696) since 2017; and Kandi Technologies Corp (NASDAQ: KNDI) from 2007 to 2011. He also worked as a manager for KPMG from 1996 to 1997, and for Deloitte & Touché and Ernst & Young in the U.S. from 1993 to 1995. He was an auditor for Deloitte & Touché from 1989 to 1992. Mr. Fong received his Bachelor’s degree in History from the Hong Kong Baptist University in 1982, an MBA in Accounting from the University of Nevada in 1988; he also earned a Master’s Degree in Accounting from the University of Illinois in 1993. Mr. Fong is a member of AICPA & HKICPA.

Ji (Richard) Li ,60, was elected as an independent board member by our stockholders in December 2018. Mr. Li has 23 years of experience in the telecom industry and he worked in various multinational companies. He started his career in 1982 as a lecturer in Huazhong University of Science and Technology in China. He was the General Manager of UTStarcom Inc. Shenzhen Office from 1995 to 2001, where he led a team to develop telecom switches based on soft switch technology, and the product was launched in China with more than 50 million subscribers. Mr. Li was the Founder of Fiberxon, Inc. from 2001 to 2004, where he led a team to develop fiber optics equipment, and this company was successful sold to MRV Communication. He was the founder and served as the Chief Executive Officer of AngleCare Inc. from 2005 to 2006, and led a team to develop mobile health care applications. Mr. Li was the CEO and General Manager of Wuhan HSC Technology Inc. from 2006 to 2007, he led a team to develop advertisement systems used for public transit systems and were successfully used in the Wuhan Taxi network. He has been serving as General Manager of Vinko Technology Inc. from 2010 to 2014, he led a team to develop telecom payment systems in China. He is currently an Angel Investor since 2014. Mr. Li received his Master’s Degree in Information Engineering from Huazhong University of Science and Technology.

Shizhu (Steve) Long, 58, was elected as an independent board member by our stockholders in March 2020. Mr. Long is an experienced telecommunication executive who has been working in the telecom industry for the last 25 years. Currently, he is the chief technology officer of Shenzhen Skyworth Digital Technology Corporation, which focuses on research and development, manufacture and sale of STB and broadband devices. He has comprehensive knowledge of the current telecommunications systems and equipment platforms. He recently had key research and development roles in the development of carrier class IPTV systems working with China Mobile Communications Corporations (“CMCC”) to develop mobile phone backend service and information aggregation services. His latest research areas are broadband intellectual property-based advanced content delivery services and pertinent terminals. His other major research and development achievements include the development of the core network of personal handy-phone system (“PHS”), which was deployed in more than 150 systems all over China. Prior to joining UTStarcom Corp to start his telecommunication industry career in 1998, Mr. Long was a professor at the HuaZhong University of Science and Technology. He is also a rapporteur of the International Telecommunication Union (“ITU”) of Geneva, Switzerland, particularly for Study Group 9 – Broadband cable and TV. Mr. Long received his Bachelor and Master degrees in Engineering from the HuaZhong University of Science and Technology.

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

Bob Li, Ph.D., 58, is the founder of Borqs and has served as its Executive Vice President, Corporate Affairs and China Sales since the founding of the company in 2007. Dr. Li has over 20 years of experience in research and development and management in the wireless communications, semiconductor and mobile internet industries. He was the Co-founder and served as Executive Vice President and Chief Technology Officer of Cellon International, a handset design company, from Oct 1999 to June 2007. Dr. Li received his bachelor’s degree from National University of Defense Technology, his master’s degree from University of Electronic Science and Technology of China, both in electrical engineering, and his Ph.D. in electrical and computer engineering from MacMaster University. Mr. Li retired as of December 31, 2019.

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

Simon Sun, 53, is the Executive Vice President, Co-General Manager of Borqs’s Connected Solutions Business Unit and has served the company since November 2013. Mr. Sun has over 20 years of experience in research and development and product engineering in the mobile industry. He served as the Co-Founder and Chief Executive Officer of Nollec Wireless, Ltd., a mobile handset design house, from July 2007 to October 2013. He was the VP of engineering for CEC Wireless, another mobile handset design house in China from September 2006 to June 2007. Mr. Sun received his bachelor’s degree in Industrial Engineering from Tianjin University of China.

Hareesh Ramanna, 59, is our Executive Vice President, Co-General Manager of Connected Solutions Business Unit, Managing Director of India Operations and Head of Software Development, and has served our company since July 2009. Mr. Ramanna has over 20 years of experience in the mobile industry. Prior to joining us, he served as a Senior Director and Head of Mobile Devices Software in Global Software Group, Motorola India Electronic Limited from May 1992 to November 2008. Mr. Ramanna received his bachelor’s degree in Electronics and Communication from National Institute of Engineering in 1983, Post-Graduation Certification from Indian Institute of Science and an advanced leadership Certification from McGill University in collaboration with Lancaster University of UK and Indian Institute of Management in Bangalore.

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

Board of Directors and Corporate Governance

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. The Company held its last annual general meeting (“AGM”) in March 2020. Our existing Class I directors which were elected at the 2018 AGM will serve until our 2022 AGM, our existing Class II directors will serve until our 2023 AGM, and our existing Class III directors will serve until our 2021 AGM. At each annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election.

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

Meetings of the Board of Directors

Our board of directors held 6 regular meetings in 2018. Each director attended at least 50% of the aggregate number of meetings of the board and committees on which such director served that were held during 2019.

Stockholder Communications with the Board of Directors

Stockholders and other parties interested in communicating directly with the board of directors may do so by writing to: Board of Directors, c/o Borqs Technologies, Inc., Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao, Chaoyang District, Beijing 100016, China, or by e-mail to sandra.dou@borqs.net. Stockholders and others may direct their correspondence to our Secretary.

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

Committees of the Board of Directors

Audit Committee

The members of our Audit Committee are Mr. Fong (chairman of the committee), Mr. Chow and Mr. Li, each of whom is an independent director. Each member of the Audit Committee is financially literate and our Board determined Mr. Fong qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our Audit Committee charter details the responsibilities of the Audit Committee, including:

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

Compensation Committee

The members of our Compensation Committee are Mr. Fong (chairman of the committee), Mr. Chow and Mr. Long, each of whom is an independent director. Our Compensation Committee charter details the principal functions of the Compensation Committee, including:

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

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Mr. Chow (chairman of the committee) and Mr. Fong, each of whom is an independent director. Our Nominating and Corporate Governance Committee charter details the principal functions of the committee, including:

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

Enterprise Risk Oversight Committee

The members of our Enterprise Risk Oversight Committee are Mr. Fong (chairman of the committee), Mr. Chow and Mr. Li, each of whom is an independent director. Our Enterprise Risk Oversight Committee charter details the principal functions of the committee, including, carrying out the responsibility of overseeing the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company.

Risk and Security Committee

The members of our Risk and Security Committee are Mr. Chow (chairman of the committee) and Mr. Fong, each of whom is an independent director. Our Risk and Security Committee charter details the principal functions of the committee, including, overseeing and reviewing the Company’s internal controls to protect the Company’s information and proprietary assets.

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

Summary Compensation Table

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Pat Sek Yuen Chan,	2019	303,143	-	-	-	-	-	-	303,143
Chief Executive Officer	2018	303,143	-	-	-	-	-	-	303,143

Bob Li,	2019	252,486	-	-	-	-	-	-	252,486
EVP Corporate Affairs & China Sales	2018	252,486	-	-	-	-	-	-	252,486

Anthony K. Chan,	2019	252,000	-	-	-	-	-	-	252,000
Chief Financial Officer	2018	252,000	-	-	-	-	-	-	252,000

The options and bonus were granted pursuant to agreement between the executives and the Company. The values of the option awards represent grant-date fair values without regard to forfeitures.

Outstanding Equity Awards at 2019 Year-End

The following table provides information regarding each unexercised stock option held by the named executive officers as of December 31, 2019.

Name	Grant date	Vesting Start date(1)	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Options exercise price ($)(2)	Option Expiration date
Pat Sek Yuen Chan	10/24/2009	10/24/2009	47,234	-	$2.230	12/3/2019
	7/23/2011	7/23/2011	30,060	-	$2.920	7/23/2021
	5/26/2012	5/26/2012	1,719	-	$2.920	5/26/2022
	4/27/2013	4/27/2013	3,211	-	$4.860	4/27/2023
	5/30/2015	5/30/2015	1,983	-	$4.860	5/30/2025
	2/12/2017	1/1/2017	259,789	23,617	$7.180	1/1/2027

Bob Li	10/24/2009	10/24/2009	28,340	-	$2.230	12/3/2019
	7/23/2011	7/23/2011	30,239	-	$2.920	7/23/2021
	5/26/2012	5/26/2012	675	-	$2.920	5/26/2022
	4/27/2013	4/27/2013	1,818	-	$4.860	4/27/2023
	8/16/2014	5/24/2014	779	-	$4.860	8/16/2024
	5/30/2015	5/30/2015	779	-	$4.860	5/30/2025

Anthony K. Chan	2/12/2017	1/1/2017	188,937	-	$7.180	1/1/2027

(1)	25% of the options vest on the first anniversary of the vesting start date and 1/48 of the options vest each month thereafter over the next three years.
(2)	Exercise price represents the exercise price of the options granted, as determined by the Board, on the grant date. See the accompanying notes to the audited financial statements — critical accounting policies and estimates, and stock-based compensation, for a discussion of the valuation of the Company’s options and ordinary shares.

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

Eligibility. The Equity Incentive Plan provides for the grant of incentive stock options to our employees and any parent and subsidiary corporations’ employees and for the grant of nonqualified share options, restricted shares, restricted share units, share appreciation rights, share bonuses and performance awards to our employees, directors and consultants and our parent and subsidiary corporations employees and consultants. No more than 5,000,000 shares may be issued as incentive stock options under the Equity Incentive Plan. In addition, no participant in the plan may receive awards for more than 2,000,000 shares in any calendar year, except that new employees are eligible to be granted up to a maximum of award of 4,000,000 shares. Authorized number of shares under the Plan automatically increases at the end of each year by 5% of the then outstanding ordinary shares.

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

Director Compensation

During the year ended December 31, 2019, our non-employee directors were entitled to receive cash compensation and an option to purchase ordinary shares. All nonemployee directors receive an annual fee of $30,000, and the chairperson of the Audit Committee receives an additional $18,000 per year and the chairperson of the Compensation Committee receives an additional $5,000 per year. Directors are entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the Board and committees of the Board. The following table sets forth the compensation paid to each person who served as a member of our Board in 2019. Pat Chan, our Chief Executive Officer and Chairman of the Board, did not receive any additional compensation for his service as a director, and his compensation is detailed in the Summary Compensation Table and related disclosures.

Director Compensation Table

The table below shows the compensation received by each of our non-employee directors for their services during 2019. Our non-employee directors do not receive fringe or other benefits.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Wan Yu (Lawrence) Chow	30,000	-	-	-	-	-	30,000
Yaqi Feng	30,000	-	-	-	-	-	30,000
Heung Sang Addy (Dexter) Fong	48,000	-	-	-	-	-	48.000
Jason Zexian Shen (term expired as of March 2020)	35,000	-	-	-	-	-	35,000
Ji (Richard) Li	30,000	-	-	-	-	-	30,000
Eric Tao	30,000	-	-	-	-	-	30,000

Equity Awards for Directors

The following table provides options held by our nonemployee directors as of December 31, 2019.

Name	Grant date	Vesting Start date	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Option exercise price ($)	Option Expiration date
Wan Yu (Lawrence) Chow	03/04/2019	10/15/2019	8,750	21,250	$4.06	03/04/2029

Yaqi Feng	11/18/2017	10/15/2017	16,250	13,750	$5.30	10/15/2027
	03/04/2019	10/15/2019	8,750	21,250	$4.06	03/04/2029

Heung Sang Addy (Dexter) Font	03/04/2019	10/15/2019	8,750	21,750	$4.06	03/04/2029

Jason Zexian Shen	11/18/2017	10/15/2017	16,250	13,750	$5.30	10/15/2027
(term expired as of March 2020)	03/04/2019	10/15/2019	8,750	21,250	$4.06	03/04/2029

Ji (Richard) Li	03/04/2019	10/15/2019	8,750	21,250	$4.06	03/04/2029

Eric Tao	11/18/2017	10/15/2017	16,250	13,750	$5.30	10/15/2027
	03/04/2019	10/15/2019	8,750	21,250	$4.06	03/04/2029

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table presents information as to the beneficial ownership of our ordinary shares as of June 30, 2020 by:

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

Percentage ownership of our ordinary shares in the following table is based on 44,143,159 ordinary shares outstanding on June 30, 2020.

	Number of Shares	%
Name and Address of Beneficial Owners of 5% or more(1)

Zhengqi International Holding Limited(20)	2,544,938	5.8
Intel Capital Corporation(5)	4,192,756	9.5
Norwest Venture Partners(6)	3,688,362	8.4
Asset Horizon International Limited(2)	3,622,954	8.2
Keytone Ventures LP(3)	3,339,074	7.6
GSR Entities(4)	2,871,177	6.5
Chongqing City Youtong Equity Investment Fund(11)	3,734,283	8.5

Directors and Executive Officers
Pat Sek Yuen Chan(7)(10)	1,102,564	2.5
Wan Yu (Lawrence) Chow(18)	13,750	*
Yaqi Feng(17)	95,000	*
Heung Sang Addy (Dexter) Fong(18)	13,750	*
Ji (Richard) Li(18)	13,750	*
Jason Zexian Shen(12)	65,000	*
Bob Li(8)(10)	433,025	1.0
Anthony K. Chan(9)(10)	201,875	*
Eric Tao(19)	35,000	*
Simon Sun(13)	34,716	*
Hareesh Ramanna(14) (10)	249,405	*
George Thangadurai(15)	141,702	*

All directors and officers as a group (12 persons)(10)	2,399,537	5.4

*	Less than one percent

(1)	Unless otherwise indicated, the business address of each of the individuals is Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao, Chaoyang District, Beijing 100016, China.
(2)	Fung Bik Wah is the sole director of Asset Horizon International Limited and is deemed as to have voting and dispositive control over shares held by of record by Asset Horizon International Limited. The business address of Asset Horizon International Limited is Unit C, 8/F, Jonsim Place, 228 Queen’s Road East, Hong Kong.
(3)	The general partner of Keytone Ventures, L.P. is Keytone Capital Partners, L.P. (“Keytone Partners”), and Keytone Partners and Keytone Investment Group, Ltd. (“Keytone Ltd”), the general partner of Keytone Partners, may be deemed to have sole voting power, and Joe Zhou, the sole member and director of Keytone Ltd, may be deemed to have sole voting power with respect to such shares and disclaims beneficial ownership of such shares except to the extent of such individual’s proportionate pecuniary interest therein. The address of Keytone Ventures, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY-1104, Cayman Islands.
(4)	Includes 2,705,699 ordinary shares issued to GSR Ventures II, L.P., 162,341 ordinary shares issued to GSR Associates II, L.P. and 3,137 ordinary shares issued to Banean Holdings Ltd. GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd. are collectively referred to as GSR Entities. The general partner of each of GSR Entities is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Richard Lim, James Ding, Ryann Yap, Alexander Pan and Kevin Fong. Each of these individuals exercise shares voting and investment power over the shares held of record by GSR Ventures II, L.P. and GSR Associates II, L.P. and disclaims beneficial ownership of such shares except to the extent of such individual’s proportionate pecuniary interest therein. The business address of GSR Entities is Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.
(5)	Intel Corporation, a publicly-listed corporation, is the parent company of Intel Capital Corporation and is deemed as to have voting and dispositive control over shares held by Intel Capital Corporation. Wendell Brooks, Robert Swan and Susie Giordano may be deemed to share voting power and investment power with respect to the shares held by Intel Corporation and Intel Capital Corporation. Each individual listed herein disclaims beneficial ownership with respect to all such shares except to the extent of his or her pecuniary interest therein. The business address of Intel Corporation and Intel Capital Corporation is 2200 Mission College Blvd., M/S RNB 6-59, Santa Clara, CA 95054.
(6)	The general partner of Norwest Venture Partners X, LP is Genesis VC Partners X, LLC. The managing member of Genesis VC Partners X, LLC is NVP Associates, LLC and Promod Haque, Jeffrey Crowe and Matthew Howard are the Co-CEOs of NVP Associates, LLC. Each of these individuals exercises shared voting and investment power over the shares held of record by Norwest Venture Partners X, LP and disclaims beneficial ownership of such shares except to the extent of such individual’s proportionate pecuniary interest therein. The business address of Norwest Venture Partners X, LP is 525 University Avenue, # 800, Palo Alto, CA 94301.
(7)	Includes 758,569 ordinary shares and 343,995 options that are or will be vested within 60 days from June 30, 2020, out of a total of 367,612 ordinary shares subject to options.
(8)	Includes 370,395 ordinary shares and 62,630 options that are or will be vested within 60 days from June 30, 2020, out of a total of 62,630 ordinary shares subject to options.
(9)	Includes 12,938 ordinary shares and 188,937 options that are or will be vested within 60 days from June 30, 2020, out of a total of 188,937 ordinary shares subject to options.
(10)	Includes such shareholder’s pro rata portion of the 1,278,776 Escrowed Shares returned on August 3, 2018 to the Borqs shareholders immediately prior to the business combination on August 18, 2017.
(11)	Includes 2,800,712 ordinary shares that were paid for in cash and 933,571 ordinary shares to be paid for by November 16, 2019.
(12)	Includes 30,000 ordinary shares and 35,000 options that are or will be vested within 60 days from June 30, 2020, out of a total of 60,000 ordinary shares subject to options.
(13)	Including 34,716 options that are or will be vested within 60 days from June 30, 2020, out of a total of 34,716 ordinary shares subject to options.
(14)	Including 43,130 ordinary shares and 206,275 options that are or will be vested within 60 days from January 31, 2020, out of a total of 214,147 ordinary shares subject to options.
(15)	Including 141,702 options that are or will be vested within 60 days from June 30, 2020, out of a total of 141,702 ordinary shares subject to options.

(16)	Deleted.
(17)	Includes 60,000 ordinary shares and 35,000 options that are or will be vested within 60 days from June 30, 2020, out of a total of 60,000 ordinary shares subject to options.
(18)	Includes 13,750 options that are or will be vested within 60 days from June 30, 2020, out of a total of 30,000 ordinary shares subject to options.
(19)	Includes 35,000 options that are or will be vested within 60 days from June 30, 2020, out of a total of 60,000 ordinary shares subject to options.
(20)	Zhengqi International Holding Ltd (“Zhengqi”) was the sponsor of the special purpose acquisition entity which merged with the Company in August 2017. Includes 944,938 founders’ shares, 600,000 shares distributed to an affiliate of Zhengqi, and 1,000,000 shares received from the release of escrowed backstop guarantee arrangement.

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

We will also provide without charge to each person, including any beneficial owner of our ordinary shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report.  Please direct such requests to Investor Relations, Borqs Technologies, Inc., Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao, Chaoyang District, Beijing 100016, China. Telephone number +86 10 6437 8678 or facsimile number +86 10 6437 2678.

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

Foreign Currency Exchange Rate Risk

We generate almost all of our revenue from the Connected Solutions BU in U.S. Dollars and all of our revenue from the MVNO BU in Chinese Rmb Yuan. The majority of our general and administrative expenses are in Chinese Rmb Yuan and Indian Rupees.  We paid for our costs of good in either US Dollars and Chinese Rmb Yuan depending on the source of the materials and components. For accounting purposes, non-US Dollars balance sheet items are converted to US Dollars at the mean exchange rate as of the date of the balance sheet, and non-US Dollars income and expense items are converted to US Dollars at the average exchange rate for the period of the reporting. We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during the year ended December 31, 2019, these foreign exchange fluctuations represented 0.18% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses.

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

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) or 15d-15(e)) as of December 31, 2019 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, have concluded that, due to the outstanding material weakness described below, our disclosure controls and procedures are ineffective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2019. In the years ended December 31, 2019 and 2018, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

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

(c)	Changes in Internal Control over Financial Reporting

We identified one material weaknesses in internal control over financial reporting during our preparation of the financial statements for the fiscal year ended December 31, 2017 and insufficient number of accounting and financial reporting personnel with the requisite knowledge and experience in application of U.S. GAAP and SEC requirements and financial reporting programs. During 2018, the Company began to seek for professional services for U.S. GAAP and SEC financial reporting related matters. The Company made efforts in recruitment and hired a financial reporting controller and an accounting manager in 2018. In addition, the Company identified a qualified external professional consultant for a senior financial and reporting role from its selection process in 2018, and the individual officially joined the Company as a financial director in January 2019. We have taken multiple steps to implement measures designed to improve our internal control over financial reporting to remediate the material weakness and hence our management concluded that the material weakness was being mitigated as of December 31, 2019 by multiple factors including: (a) hiring of a financial director with over 15 years of US GAAP audit experience from in the year 2019 to help set up workflows for the strengthening of internal controls and preserving accuracy in preparing consolidated financial statements, (b) hiring of a senior manager of finance who is a licensed accountant from Australia and has US GAAP reporting experiences with several firms before joining our Company; and (c) since December 2018, our Chairperson of the Audit Committee, a member of the Washington State board of Accountancy since the year 1989, has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations.

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

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees for audit and other services provided by our previous independent registered public accounting firm, JLKZ CPA LLP, for the years ended December 31, 2017 and 2018:

$’000	2017	2018
Audit fees	$-	$160
Other audit service fees	$-	-
Tax study fee	$-	-
All other fees	-	-
Total fees	$-	$160

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Yu Certified Public Accountant, P.C. (“Yu CPA”), for the years ended December 31, 2018 and 2019:

$’000	2018	2019
Audit fees	$450	$600
Other audit service fees	$-	-
Tax review fee	$16	16
All other fees	-	-
Total fees	$466	$616

Audit fees for the years ended December 31, 2018 and 2019 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2018 and 2019, and the review of the financial statements included in our quarterly reports when we were a domestic filer, and review of documents provided in connection with our regulatory filings.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Yu Certified Public Account PC and Ernst & Young Hua Ming LLP, is set forth on pages F-1 through F-58 and are filed as part of this annual report.

ITEM 19. EXHIBITS

	Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Amended and Restated Memorandum and Articles of Association	8-K	001-37593	3.1	8/24/17
2.1	Borqs Technologies, Inc. 2017 Equity Incentive Plan, as amended	8-K	001-37593	10.10	8/24/17
2.2	Form of Warrant, dated August 18, 2017, by and between the Company and each of Warrant Holders	8-K	001-37593	10.11	8/24/17
2.3	Form of Warrant issued to Partners For Growth V, L.P.	8-K	001-37593	10.4	12/20/18
2.4	Description of Securities	20-F	001-37593	2.4	2/4/2020
4.1	Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.20	7/2/18
4.2	Subordination Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited, Borqs International Holding Corp., Spd Silicon Valley Bank Co., Ltd. and Partners for Growth V, L.P.	S-1/A	333-223034	10.21	7/2/18
4.3	Deed Of Guarantee and Indemnity, Effective as of April 30, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.22	7/2/18
4.4	Debenture, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.23	7/2/18
4.5	Deed and Charge Of Shares, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.24	7/2/18
4.6	Deed Of Guarantee and Indemnity, Effective as of April 30, 2018, by and Between Borqs Hong Kong Limited and Partners for Growth V., L.P.	S-1/A	333-223034	10.25	7/2/18
4.7	Debenture, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.26	7/2/18
4.8	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.27	7/2/18
4.9	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.28	7/2/18
4.10	Equitable Mortgage, Effective as of April 30, 2018, by and between Borqs Technologies, Inc. and Partners For Growth V, L.P.	S-1/A	333-223034	10.29	7/2/18
4.11	Waiver and Modification No. 2 To Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.30	7/2/18
4.12	Amended and Restated Registration Rights Agreement, dated August 18, 2017, by and among Pacific and certain shareholders of Pacific	8-K	001-37593	10.13	8/24/17
4.13	Share Purchase Agreement, dated January 18, 2018, by and among with Borqs Technologies, Inc. and Colmei Technology International Limited, Shenzhen Crave Communication Company, Limited, and their respective shareholders.	8-K	001-37593	99.1	1/22/18
4.14	Form of Indemnification Agreement, dated August 18, 2017, by and Borqs Technologies, Inc. and each of its directors and executive officers	10-K	001-37593	10.19	4/2/18
4.15	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.37	8/6/18
4.16	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.38	8/6/18
4.17	Amendment Agreement, Effective August 31, 2018, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.42	9/14/18
4.18	Amendment Agreement, Effective August 31, 2018, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.43	9/14/18
4.19	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.44	9/14/18
4.20	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd. Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.45	9/14/18

4.21	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.46	9/14/18
4.22	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd., Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.47	9/14/18
4.23	Loan and Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.48	9/14/18
4.24	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.49	9/14/18
4.25	Debenture, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.50	9/14/18
4.26	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.51	9/14/18
4.27	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth IV, L.P.	S-1/A	333-223034	10.52	9/14/18
4.28	Debenture, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.53	9/14/18
4.29	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.54	9/14/18
4.30	Subordination Agreement, Effective as of August 15, 2016, by and between Spd Silicon Valley Bank Co., Ltd. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.55	9/14/18
4.31	Facility Agreement for Working Capital Loans, Effective as of August 31, 2015, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.56	9/14/18
4.32	Guarantee Agreement for Corporate Guarantor, Effective as of August 31, 2015, Byand Between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.57	9/14/18
4.33	Amendment Agreement, Effective July 20, 2016, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.58	9/14/18
4.34	Amendment Agreement, Effective August 31, 2017, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.59	9/14/18
4.35	Facility Agreement for Working Capital Loan, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.60	9/14/18
4.36	Pledge Agreement Of Accounts Receivable, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.61	9/14/18
4.37	Amendment Agreement, Effective July 20, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.62	9/14/18
4.38	Amendment Agreement, Effective August 31, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.63	9/14/18
4.39	Share Purchase Agreement, dated as of December 15, 2018, by and among Borqs Technologies, Inc., Borqs Beijing, Ltd., Borqs Hong Kong Limited, Shanghai KADI Technologies Co., Ltd., KADI Technologies Limited and the selling shareholders named therein.	8-K	001-37593	10.1	12/20/18
4.40	Waiver and Modification No. 1 to Loan and Security Agreement, dated as of December 17, 2018, by and among Partners for Growth V, L.P., Borqs Hong Kong Limited, BORQS International Holding Corp. and Borqs Technologies, Inc.	8-K	001-37593	10.2	12/20/18
4.41	Promissory Note, dated December 17, 2018	8-K	001-37593	10.3	12/20/18
4.42	Amended and Restated Loan and Security Agreement, dated March 8, 2019, by and among the Company, PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.1	03/14/19
4.43	Reaffirmations of Intellectual Property Security Agreement and Joinder, dated March 8, 2019, by and among PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.4	03/14/19
4.44	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS HK and BORQS Tech HK	6-K	001-37593	10.5	03/14/19
4.45	Equity Mortgage, dated March 8, 2019, by and among PFG5, BORQS International and the Company	6-K	001-37593	10.6	03/14/19

4.46	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and BORQS Software Solutions Private Limited	6-K	001-37593	10.7	03/14/19
4.47	Custody and Control Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and Borqs Software Solutions Private Limited	6-K	001-37593	10.8	03/14/19
4.48	Securities Purchase Agreement, dated April 29, 2019, by and between the Company and Chongqing City Youtong Equity Investment Fund, Limited Liability Partnership	6-K	001-37593	10.1	05/22/19
4.49	Partial Assignment and Amendment of Backstop and Subscription Agreement, dated August 18, 2017, by and between Zhengqi, EarlyBirdCapital, Pacific and Borqs International	8-K	001-37593	10.12	8/24/17
4.50	Letter of Intent, dated January 8, 2018, by and between Borqs Technologies, Inc. and Shanghai KADI Technologies Co., Ltd.	10-K	001-37593	10.14	4/2/18
4.51	Vendor Master Services Agreement, dated July 5, 2013, by and between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	5/14/18
4.52	Vendor Master Services Agreement, dated July 5, 2013, by and Between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	7/2/18
4.53	Colmei Technology International Limited Master Manufacturing Agreement and Form of Purchase Order, dated March 6, 2017.	10-K	001-37593	10.17	4/2/18
4.54	Reliance Retail Limited Form of Purchase Order, dated November 23, 2015	10-K	001-37593	10.18	4/2/18
4.55	Exclusive Business Cooperation Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Beijing Big Cloud	S-1/A	333-223034	10.32	8/6/18
4.56	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Between Borqs Beijing Ltd. and Wang Lei	S-1/A	333-223034	10.33	8/6/18
4.57	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Wang Tun	S-1/A	333-223034	10.34	8/6/18
4.58	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Lei, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.35	8/6/18
4.59	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.36	8/6/18
4.60	Overseas Procurement and Sales Service Agreement, dated November 20, 2017, by and between Borqs International Holding Corp., Hhmc Microelectronics Co., Limited and Borqs Technologies, Inc.	S-1/A	333-223034	10.41	8/6/18
4.61	Master Services Agreement for Software Development, dated February 8, 2018, by and between Cloudminds (Hong Kong) Ltd. and Borqs Hong Kong Limited.	10-Q	001-37593	10.1	11/19/18
4.62	Loan Agreement, effective November 29, 2018, by and among BORQS Beijing Ltd., HHMC Microelectronics Co., Ltd., Borqs Technologies, Inc. and Pat Chan.	8-K	001-37593	10.1	12/6/18
4.63	Formal Commercial Cooperation Agreement for Mobile Communication Resale Business, dated June 5, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.63	2/4/2020
4.64	Memorandum of Understanding of Equity Transfer and Incentive, dated November 8, 2018, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinan Yuantel Communication Technology LLP	20-F	001-37593	4.64	2/4/2020
4.65	Ownership Transfer Agreement, dated February 14, 2019, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinggangshan Leiyi Venture Capital LLP	20-F	001-37593	4.65	2/4/2020

4.66	10% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.66	2/4/2020
4.67	Mobile Communication Resale Business Cooperation Agreement, dated January 10, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.67	2/4/2020
4.68	Alpha Network Ltd. Manufacturing & Service Agreement and Form of Purchase Order, dated September 1, 2015	10-K	001-37593	10.16	4/2/18
4.69	Waiver, Consent and Modification to Loan and Security Agreement, dated June 28, 2019, by and among PFG4, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.69	2/4/2020
4.70	Waiver, Consent and Modification No. 1 to Amended and Restated Loan and Security Agreement, dated June 28, 2019, by and among PFG5, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.70	2/4/2020
4.71	Supplementary Agreement 1 of the “Mobile Communication Resale Business Cooperation Agreement,” dated January 16, 2019, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.71	2/4/2020
4.72	20% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.72	2/4/2020
4.73	Engagement Letter, dated December 6, 2019, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.73	2/4/2020
4.74	Amended Engagement Letter, dated January 17, 2020, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
4.75	Strategic Cooperation Agreement, dated January 2020, by and between China National Technical & Export Corp, Genertec America Inc., and the Company	20-F	001-37593	4.75	2/4/2020
4.76	Stock Repurchase Agreement, dated January 10, 2018, by and among with Borqs Technologies, Inc., Zhengqi International Holding Limited, Borqs International Holding Corp, Zhengqi International Holding Limited, solely in its capacity as the Issuer Representative, and Zhengdong Zou, solely in its capacity as the Seller Representative	8-K	001- 37593	99.1	01/12/18
4.77	YT Ownership Transfer Agreement, dated September 1, 2020, by and among Fengbin Tian, Beijing Big Cloud Century Network Technology Company, Limited, and Jinggangshan Leiyi Venture Capital Partnership Enterprise, Limited					X
8.1	List of Subsidiaries	20-F	001- 37593	8.1	2/4/2020
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002					X
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002					X
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002					X
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002					X

101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BORQS TECHNOLOGIES, INC.

By:	/s/ Pat Sek Yuen Chan
Name:	Pat Sek Yuen Chan
Title:	Chairman & Chief Executive Officer

Date: September 30, 2020

BORQS TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Borqs Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Borqs Technologies, Inc. (the “Company”) and its subsidiaries, variable interest entities (the “VIE”) and the VIE’s subsidiaries (collectively referred to as the “Group”), as of December 31, 2019 and 2018, the related consolidated statement of operations, consolidated statement of comprehensive income (loss), consolidated statement of shareholders' (deficit) equity, and consolidated statement of cash flows, for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and 2018, in conformity with generally accepted accounting principles in the United States of America.

Emphasis of Matter - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Group has continued to incur losses, and it has not yet to generate favorable working capital; in addition, the Group’s operations were adversely impacted by COVID-19 pandemic, and the Group has been in breach of certain debts covenants. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter - Adoption of New Accounting Standards

As discussed in Note 2(q) to the consolidated financial statements, the Group has adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, effective January 1, 2019.

As discussed in Note 2(x) to the consolidated financial statements, the Group has adopted Accounting Standards Codification Topic 842, Leases, effective January 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Yu Certified Public Accountant, P.C.

We have served as the Company’s auditor since 2019.

New York, New York
September 30, 2020

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

Shanghai, the People’s Republic of China

April 2, 2018

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2018	2019
		$	$
ASSETS
Current assets:
Cash and cash equivalents		1,931	1,001
Restricted cash		-	5,011
Accounts receivable, net		2,454	1,699
Inventories, net	(5)	6,788	4,543
Deferred cost of revenues - current		3,736	-
Prepaid expenses and other current assets, net	(6)	27,016	15,966
Amounts due from related parties		9,354	933
Current assets held for sale		2,555	5,997

Total current assets		53,834	35,150

Non-current assets:
Property and equipment, net	(8)	305	241
Intangible assets, net	(9)	11,442	9,430
Right of use asset	(7)	-	703
Deferred tax assets	(17)	639	969
Deferred cost of revenues – non-current		3,195	-
Other non-current assets		556	-
Non-current assets held for sale		10,421	10,305

Total non-current assets		26,558	21,648

Total assets		80,392	56,798

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2018	2019
		$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		18,813	16,286
Accrued expenses and other payables	(12)	18,997	32,529
Advances from customers		5,446	-
Contract liabilities		-	6,538
Lease liabilities - current		-	814
Amount due to related parties-current		1,071	3,484
Deferred revenues - current		2,347	84
Income tax payable		968	879
Short-term bank and other borrowings	(11)	11,010	5,000
Long-term bank borrowings - current portion	(11)	5,770	12,975
Current liabilities held for sale		18,725	20,984

Total current liabilities		83,147	99,573

Non-current liabilities:
Unrecognized tax benefits	(17)	2,020	1,987
Deferred tax liabilities	(17)	2,453	1,832
Deferred revenues – non-current		4,940	-
Long-term payables		6,663	361
Deferred government grants	(13)	1,864	-
Non-current liabilities held for sale (including non-current liability of the Consolidated VIEs without recourse to the primary beneficiary of $1,779 and $1,750 as of December 31, 2018 and 2019, respectively)		1,779	1,750

Total non-current liabilities		19,719	5,930

Total liabilities		102,866	105,503

Commitments and contingencies

Shareholders’ equity (deficit):
Ordinary shares (no par value; unlimited shares authorized; 31,307,522 shares and 38,881,294 shares issued and outstanding as of December 31, 2018 and 2019, respectively)		-	-
Additional paid-in capital		124,062	150,455
Subscriptions receivable		-	(15,287)
Statutory reserve		2,097	2,097
Accumulated deficit	(14)	(146,194)	(179,672)
Accumulated other comprehensive loss		(2,143)	(1,904)

Total Borqs Technologies, Inc. shareholders’ equity (deficit)		(22,178)	(44,311)

Noncontrolling interest		(296)	(4,394)

Total shareholders’ equity (deficit)		(22,474)	(48,705)

Total liabilities, noncontrolling interest and shareholders’ equity (deficit)		80,392	56,798

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2017	2018	2019
		$	$	$
Net Revenues:
Software		11,116	8,131	14,975
Software – related party		96	1,372	-
Hardware		111,021	118,917	83,983

Total net revenues		122,233	128,420	98,958

Software		(7,247)	(8,720)	(17,822)
Hardware		(96,247)	(125,723)	(80,567)

Total cost of revenues		(103,494)	(134,443)	(98,389)

Total gross profit (loss)		18,739	(6,023)	569

Operating expenses:
Sales and marketing expenses		(4,252)	(2,456)	(1,524)
General and administrative expenses		(18,616)	(52,031)	(24,776)
Research and development expenses		(6,194)	(6,338)	(5,278)
Changes in the fair value of warrant liabilities		(200)	-	-

Total operating expenses		(29,262)	(60,825)	(31,578)

Other operating income		2,116	180	1,854

Operating income (loss)		(8,407)	(66,668)	(29,155)

Interest income		4	2	15
Interest expense		(1,832)	(2,578)	(4,972)
Other income		574	36	1,330
Other expense		(8)	(18)	-
Foreign exchange gain (loss)		(779)	499	250

Income (loss) from continuing operations, before income taxes		(10,448)	(68,727)	(32,532)

Income tax (expense) benefit	(17)	(2,342)	(331)	949

Net income (loss) from continuing operations		(12,790)	(69,058)	(31,583)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2017	2018	2019
		$	$	$
Discontinued operations
(Loss) income from operations of discontinued entities		408	(1,300)	(4,151)
Income tax benefit (expense)		23	(1,641)	-

Net (loss) income on discontinued operations		431	(2,941)	(4,151)

Net income (loss)		(12,359)	(71,999)	(35,734)

Net (loss) attributable to noncontrolling interest – continuing operations		(82)	(104)	5
Net income (loss) attributable to noncontrolling interest – discontinued operations		292	(131)	(1,330)
Less: net income (loss) attributable to noncontrolling interest		210	(235)	(1,325)

Net income (loss) attributable to Borqs Technologies, Inc.		(12,569)	(71,764)	(34,409)
Add:
Accretion to redemption value of Convertible Redeemable Preferred Shares		(6,956)	-	-

Net loss attributable to ordinary shareholders		(19,525)	(71,764)	(34,409)

Net earnings (loss) per share from continuing operations attributable to Borqs Technologies, Inc.
Earnings (loss) per share—Basic:		(1.53)	(2.21)	(0.88)
Earnings (loss) per share—Diluted:		(1.53)	(2.21)	(0.88)

Net (loss) earnings per share from discontinued operations attributable to Borqs Technologies, Inc.
(Loss) earnings per share—Basic:		0.01	(0.09)	(0.08)
(Loss) earnings per share—Diluted:		0.01	(0.09)	(0.08)

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic:		(1.52)	(2.30)	(0.96)
Loss per share—Diluted:		(1.52)	(2.30)	(0.96)

Number of ordinary shares used in earnings per share computation:
Weighted-average number of ordinary shares used in calculating continuing operations—basic		12,842,671	31,200,056	35,919,014
Weighted-average number of ordinary shares used in calculating continuing operations—diluted		12,842,671	31,200,056	35,919,014

Weighted-average number of ordinary shares used in calculating discontinued operations—basic		12,842,671	31,200,056	35,919,014
Weighted-average number of ordinary shares used in calculating discontinued operations—diluted		12,842,671	31,200,056	35,919,014

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2017	2018	2019
		$	$	$
Net income (loss)		(12,359)	(71,999)	(35,734)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil		2,207	(1,709)	(62)
Other comprehensive (loss) income, net of tax of nil		2,207	(1,709)	(62)
Comprehensive income (loss)		(10,152)	(73,708)	(35,796)
Less: comprehensive (loss) income attributable to noncontrolling interest		298	(308)	504
Comprehensive income (loss) attributable to Borqs Technologies, Inc.		(10,450)	(73,400)	(36,300)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Series E-1 Preferred Shares	Additional paid-in capital	Accumulated statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies Inc. shareholders’ (deficit) equity	Noncontrolling interest	Total shareholders’ (deficit) equity

Balance as of January 1, 2017	4,224,725	-	-	1,178	1,898	(2,626)	(54,706)	(54,256)	(1,095)	(55,351)
Consolidated net loss	-	-	-	-	-	-	(12,569)	(12,569)	210	(12,359)
Foreign exchange difference	-	-	-	-	-	2,119	-	2,119	88	2,207
Issuance of ordinary shares	35,173	-	-	386	-	-	-	386	-	386
Issuance of Series E-1 Preferred Shares	-	-	2,708	-	-	-	-	2,708	-	2,708
Beneficiary conversion feature of Series E Preferred Shares	-	-	-	3,258	-	-	-	3,258	-	3,258
Reclassification of warrants upon the consummation of the Merger	-	-	-	1,544	-	-	-	1,544	-	1,544
Conversion of Convertible Redeemable Preferred Shares into ordinary shares upon the consummation of the Merger	16,622,491	-	-	78,860	-	-	(6,956)	71,904	-	71,904
Conversion of Series E-1 Preferred Shares into ordinary shares upon the consummation of the Merger	558,725	-	(2,708)	2,708	-	-	-	-	-	-
Change in equity due to the Merger	9,363,521	-	-	26,818	-	-	-	26,818	-	26,818
Share-based compensation	-	-	-	5,890	-	-	-	5,890	-	5,890

Balance as of December 31, 2017	30,804,635	-	-	120,642	1,898	(507)	(74,231)	47,802	(797)	47,005

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity

Balance as of January 1, 2018	30,804,635	-	120,642	1,898	(507)	(74,231)	47,802	(797)	47,005
Consolidated net loss	-	-	-	-	-	(71,764)	(71,764)	(235)	(71,999)
Appropriation of statutory reserves	-	-	-	199	-	(199)	-	-	-
Foreign exchange difference	-	-	-	-	(1,636)	-	(1,636)	(72)	(1,708)
Shareholders contribution	-	-	(808)	-	-	-	(808)	808	-
Issuance of ordinary shares	502,887	-	3,274	-	-	-	3,274	-	3,274
Repurchase of ordinary shares	(4,172)	-	(22)	-	-	-	(22)	-	(22)
Share-based compensation	-	-	976	-	-	-	976	-	976

Balance as of December 31, 2018	31,303,350	-	124,062	2,097	(2,143)	(146,194)	(22,178)	(296)	(22,474)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity

Balance as of January 1, 2019	31,303,350	-	124,062		2,097	(2,143)	(146,194)	(22,178)	(296)	(22,474)
Effect of ASC 606 adoption	-	-	-	-	-	-	930	930	-	930
Consolidated net loss	-	-	-		-	-	(34,408)	(34,408)	(1,325)	(35,733)
Foreign exchange difference	-	-	-		-	437		437	(284)	153
Issuance of ordinary shares(1)	8,539,908	-	28,179	(15,287)	-	-	-	12,892	-	12,892
Transactions related to equity interests in Yuantel(2)			7,767			(198)		7,570	(2,489)	5,081
Repurchase of ordinary shares(3)	(966,136)	-	(10,048)		-	-	-	(10,048)	-	(10,048)
Share-based compensation	-	-	495		-	-	-	495	-	495

Balance as of December 31, 2019	38,877,122	-	150,455	(15,287)	2,097	(1,904)	(179,672)	(44,311)	(4,394)	(48,705)

(1)	Refer to Note 2(z) for information regarding subscription receivables.
(2)	Refer to Note 1(c) for information regarding transactions related to equity interests in Yuantel.
(3)	Refer to Note 20(d) for information regarding repurchase of ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2017 (As adjusted)	2018	2019
		$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		(12,359)	(71,999)	(35,734)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Foreign exchange (gain) loss		779	(499)	-
Accounts receivable write offs		-	1,462	-
Other receivable write offs		-	2,207	-
Provision on accounts receivables & other current assets		-	21,999	13,637
Depreciation of property and equipment		744	395	93
Amortization of intangible assets		3,935	6,088	5,984
Impairment of inventory		-	864	(268)
Impairment of long term investment		-	13,000	-
Deferred income tax benefits		937	1,572	(978)
Interest expense		661	338	-
Share-based compensation expenses		14,667	976	495
Non-employee compensation expenses		-	-	2,493
Changes in the fair value of warrant liabilities		200	-	-
MVNO BU management compensation		-	-	1,497
Effect of ASC 606 adoption		-	-	930
Changes in operating assets and liabilities, net of the effects of an acquisition:
Accounts receivable		(37,463)	41,185	(1,204)
Amounts due from related parties		490	-	-
Receivable from MVNO franchisees		805	3,317	-
Inventories		(4,349)	9,225	2,472
Deferred cost of revenues		(1,491)	(3,782)	6,931
Prepaid expenses and other current assets		(12,140)	(6,763)	(13,268)
Accounts payable		26,999	(29,138)	2,051
Accrued expenses and other payables		5,215	5,489	18,852
Unrecognized tax benefits		366	(101)	-
Advances from customers and contract liabilities		3,623	1,873	5,060
Amounts due to related parties		-	1,071	2,414
Deferred revenues		(5,117)	1,313	(10,695)
Long-term payable		-	2,497	(6,303)
Income tax payable		1,016	(264)	(89)
Deferred government grants		(151)	(93)	(1,864)
Right of use asset		-	-	1,499
Lease liabilities		-	-	(1,380)

Net cash (used in) generated from operating activities		(12,633)	2,581	(7,373)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(842)	(155)	(117)
Purchases of intangible assets		(7,649)	(5,575)	(4,417)
Proceeds from disposal of non-controlling interest		-	-	5,296
Payments to acquiring non-controlling interest		-	-	(1,497)
Receipts of loans to third parties		371	1,469	-

Net cash used in investing activities		(8,120)	(4,261)	(735)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated)

	Note	2017 (As adjusted)	2018	2019
		$	$	$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares		62	-	10,399
Cash received from the Merger		18,034	-	-
Proceeds from issuance of Series E Preferred Shares		9,000	-	-
Proceeds from exercise of warrants for Series E-1 Preferred Shares (“Series E-1 Warrants”)		8	-	-
Payment of issuance costs for Series E Preferred Shares		(312)	-	-
Prepayment for repurchase of shares		-	(10,070)	-
Proceeds from short-term bank and other borrowings		10,456	1,124	5,000
Repayments of short-term bank and other borrowings		(4,756)	(2,594)	(11,003)
Proceeds from long-term bank borrowings		2,000	4,000	9,500
Repayments of long-term bank and other borrowings		(2,631)	(4,000)	(2,295)
Net cash generated from (used in) financing activities		31,861	(11,540)	11,601

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash		648	(324)	1,840

Net (decrease) increase in cash and cash equivalents and restricted cash		11,756	(13,544)	5,333
Cash and cash equivalents and restricted cash at the beginning of year		4,763	16,519	2,975

Cash and cash equivalents and restricted cash at the end of year		16,519	2,975	8,308
Less: cash and cash equivalents and restricted cash of discontinued operations at the end of year		3,510	1,044	2,296

Cash and cash equivalents and restricted cash of continuing operations at the end of year		13,009	1,931	6,012

Reconciliation of cash and cash equivalents and restricted cash of the continuing operations
Cash and cash equivalents of continuing operations at the end of year		13,009	1,931	1,001
Restricted cash of continuing operations at the end of year		-	-	5,011
Total cash and cash equivalents and restricted cash of continuing operations		13,009	1,931	6,012

Reconciliation of cash and cash equivalents and restricted cash of the discontinued operations
Cash and cash equivalents of discontinued operations at the end of year		51	336	1,528
Restricted cash of discontinued operations at the end of year		3,459	708	768
Total cash and cash equivalents and restricted cash of discontinued operations		3,510	1,044	2,296

	For the years ended December 31,
	2017	2018	2019
	$	$	$
Supplemental disclosures of cash flow information:
Interest paid	(1,877)	(2,580)	(4,972)
Interest received	14	14	43
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in account payable, accrued expenses and other liabilities	52	50	-
Repurchase of shares for a decrease in prepayment	-	-	10,048
Issuance of shares for an increase in subscription receivable	-	-	15,287
Issuance of shares in exchange for advisory services	-	-	2,493

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

(a) As of the balance sheet date, the VIE structure was effective and the details of the Company’s major subsidiaries, the VIE, and the subsidiaries of the VIE are as follows:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:

BORQS International	July 27, 2007	Cayman	100%	Holding company
BORQS Hong Kong Limited (“Borqs HK”)	July 19, 2007	Hong Kong	100%	Provision of software and service solutions and hardware products sales
BORQS Beijing Ltd. (“Borqs Beijing”) (1)	September 4, 2007	PRC	100%	Provision of software and service solutions and hardware products sales
BORQS Software Solutions Private Limited (“Borqs India”)	July 17, 2009	India	100%	Provision of software and service solutions

VIE (discontinued):

Beijing Big Cloud Network Technology Co., Ltd. (“Big Cloud Network”) (1) / (2)	April 18, 2014	PRC	Nil	Holding company

Subsidiaries of the VIE:

Yuantel (Beijing) Investment Management Co., Ltd. (“Yuantel”) (2) / (3) / (4)	July 11, 2014	PRC	45%	Holding company
Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel Telecom”) (2) / (3) / (4)	July 11, 2014	PRC	45%	Provision of MVNO and other services

(1)	Collectively, the “PRC Subsidiaries”.

(2)	Collectively, the “Consolidated VIEs”.

(3)	On July 11, 2014, Borqs International through Big Cloud Network acquired the controlling interest in Yuantel and its subsidiary.

(4)	We are in the process of selling Yuantel Telecom. In the process of this sales, the Group owned 45% of Yuantel (Beijing) Investment Management which owned 100% of Yuantel Telecom and therefore we effectively owned 45% of Yuantel Telecom as of December 31, 2019.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

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

Big Cloud Network provides MVNO services in China through its 79% owned entity of Yuantel which owns 95% of Yuantel Telecom; therefore Big Cloud Network effectively owns 75.05% of Yuantel Telecom which is the entity that operates the business and holds the MVNO license from the Chinese Ministry of Industry and Information Technology as of December 31, 2018. Refer to Note 1(c) for transitions related to equity interests in Yuantel during the year ended December 31, 2019.

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

(c) VIE and discontinued operation disclosures

The Consolidated VIEs contributed 21%, 18% and 29% of the Group’s consolidated revenues for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the Consolidated VIEs accounted for an aggregate of 16% and 22%, respectively, of the consolidated total assets, and 22% and 18%, respectively, of the consolidated total liabilities.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

The Group believes that there are no assets held in the Consolidated VIEs that can be used only to settle obligations of the Consolidated VIEs, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the Consolidated VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends. Please refer to Note 19 for disclosure of restricted net assets. As the Consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the Consolidated VIEs do not have recourse to the general credit of the Group for any of the liabilities of the Consolidated VIEs. There were no pledges or collateralization of the Consolidated VIEs’ assets.

In November 2018, the Company’s board of director approved the plan to dispose all of its tangible and intangibles assets related to the Consolidated VIEs through a series of agreements with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”), a Company controlled by a non-controlling interest shareholder individual. The Company originally owned 79% of Yuantel (Beijing) Investment Management Co., Ltd which in turn owned 95% of Yuantel Telecom, and therefore the Company effectively owned 75% of Yuantel Telecom prior to receiving any sales proceeds from the disposal of Yuantel.

In February 2019, the Company purchased 21% of equity interest in Yuantel (Beijing) Investment Management Co., Ltd at a consideration of RMB20.5 million. In the same month, the Company firstly sold to Jinan Yuantel 25% of equity interest in Yuantel (Beijing) Investment Management Co., Ltd at a consideration of RMB22 million.

In April 2019, the Company secondly sold to Jinan Yuantel 20% of equity interest in Yuantel (Beijing) Investment Management Co., Ltd at a consideration of RMB25 million.

In May 2019, the Company also authorized Jinan Yuantel to actively seek for investors on behalf of the Company to sell 45% of the equity interest in Yuantel held by Big Cloud Network at a consideration which is based on the expected share valuation no less than RMB180 million by June 30, 2019, for which, Jinan Yuantel will be granted the option to purchase the remaining 10% of the equity interest in Yuantel held by Big Cloud Network at a consideration of RMB10 upon achievement of the sale.

The Company only received partial proceeds from the buyers in the year 2019 and as a result the Company owned 45% of Yuantel as of December 31, 2019, however still maintaining control of the operations of Yuantel through influence on the board and operational management.

Since the sale has not yet been completed as of the filing of this annual report, the Company has the right to not grant the option for the remaining 10% of equity interest. The disposal of the Consolidated VIEs represents a strategic shift for the Company and has a major effect on the Company’s results of operations. Accordingly, assets and liabilities related to the Consolidated VIEs were reclassified as held for sale for the carrying amounts will be recovered principally through a sale and revenues and expenses related to the Consolidated VIEs have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2018 and 2019 and consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019 have been adjusted to reflect this change. There were no gain or loss recognized on the reclassification of the discontinued operations as held for sale. As of the reporting date, the disposal transaction was not yet closed (Note 25).

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

The following tables represent the financial information of the Consolidated VIEs classified as discontinued operations as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Group:

	As of December 31,
	2018	2019
	$	$

Carrying amounts of major classes of assets included as part of the assets held for sale
Cash and cash equivalents	336	1,528
Restricted cash	708	768
Accounts receivable	97	1,614
Receivable from MVNO franchisees	377	374
Inventories	154	210
Prepaid expenses and other current assets	883	1,503

Current assets held for sale	2,555	5,997

Property and equipment, net	637	719
Intangible assets, net	7,175	7,786
Goodwill	701	689
Deferred tax assets	-	-
Other non-current assets	1,908	1,111

Non-current assets held for sale	10,421	10,305

Total assets of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	12,976	16,302

Carrying amounts of major classes of liabilities included as part of liabilities held for sale
Accounts payable	1,739	6,317
Accrued expenses and other payables	4,055	9,715
Amounts due to continuing operations	9,354	933
Advances from customers	50	4,018
Deferred revenues	3,491	-
Short-term bank borrowings	36	-

Current liabilities held for sale	18,725	20,983

Deferred tax liabilities	1,779	1,750

Non-current liabilities held for sale	1,779	1,750

Total liabilities of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	20,504	22,733

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	For the years ended December 31,
	2017	2018	2019
	$	$	$

Net revenues	32,074	27,359	39,836
Cost of revenues	(23,647)	(18,587)	(24,748)

Total gross profit	8,427	8,772	15,088

Operating expenses:
Sales and marketing expenses	(4,979)	(5,067)	(13,213)
General and administrative expenses	(2,702)	(3,691)	(4,907)
Research and development expenses	(249)	(1,320)	(1,147)
Asset impairment loss	-	-

Total operating expenses	(7,930)	(10,078)	(19,267)

Other operating income	-	-	-

Operating (loss) income	497	(1,306)	(4,179)

Interest income (expense), net	(35)	10	28
Other (expense) income, net	(54)	(4)	-

(Loss) income from discontinued operation, before income taxes	408	(1,300)	(4,151)

Income tax benefit (expense)	23	(1,641)	-

(Loss) income from discontinued operations	431	(2,941)	(4,151)

Less: net income (loss) attributable to noncontrolling interest	292	(131)	(1,330)

Net income (loss) attributable to Borqs Technologies, Inc.	139	(2,810)	(2,821)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(c) VIE and discontinued operation disclosures (continued)

	For the Years Ended December 31,
	2017	2018	2019
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	431	(2,941)	(4,151)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Impairment of doubtful debt	-	-	2,241
MNVO BU management compensation	-	-	1,497
Provision on prepaid expenses and other current assets	-	2,617	-
Depreciation of property and equipment	232	269	-
Amortization of intangible assets	1,108	975	-
Deferred income tax benefits	(23)	1,641	(29)
Changes in operating assets and liabilities	1,241	(3,972)	(1,321)

Net cash (used in) generated from operating activities	2,989	(1,411)	(1,763)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(204)	(80)	(92)
Purchases of intangible assets	(77)	(1,011)	(706)
Proceeds from disposal of non-controlling interest	-	-	5,296
Payments to acquiring non-controlling interest	-	-	(1,497)

Net cash used in investing activities	(281)	(1,091)	3,001

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank and other borrowings	-	36	-
Repayments of short-term bank and other borrowings	(765)	-	(36)

Net cash generated from (used in) financing activities	(765)	36	(36)

Effect of foreign exchange rate changes on cash and short-term investment	-	-	50

Net change in cash and cash equivalents and restricted cash	1,943	(2,466)	1,252

Cash and cash equivalents and restricted cash at beginning of year	1,567	3,510	1,044

Cash and cash equivalents and restricted cash at end of year	3,510	1,044	2,296

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b) Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2019, the Group had cash and cash equivalents of $1.0 million and restricted cash of $5.0 million and has generated a net loss from continuing operations of $31.6 million and cash inflows for continuing operations of $4.1 million for the year then ended.  In addition, as disclosed in Note 11, the Group has certain bank and other borrowings in default or past due.

The Group’s funding secured during 2019 from the equity investment by Chongqing City Youtong Equity Investment Fund, LLP was sufficient to meet its normal operational needs for working capital and capital expenditures in the year 2019. The cash level at December 31, 2019 was not adequate for operations in the 2020 fiscal year and financing was needed; and the due to the COVID-19 pandemic, negative effects from slow collection from receivables and significant cancellation of otherwise signed purchase orders from customers were felt as early as January 2020. The Group’s operations in the first six months of 2020 was reduced to minimal levels due to lock down of cities in India and in China, and our contracted manufacturing with third parties was also reduced to about one third of the previous year’s volume. We had to rely on customer advances and short-term supply chain related load to sustain such minimal operation during the months affected most severely affected by the COVID-19 pandemic. Except for one significant customer in the U.S., all other purchase order from different countries of the world have been reduced or cancelled. The Group is in default with the terms of our loans and revolving credit lines Partners For Growth (“PFG”) which is the prime lender. The Group is in negotiations with PFG5 to seek alternatives to either converting some of the loans into equities of the Group, and/or restructuring the borrowings; however, as of the filing of this annual report, definitive agreements with PFG have not been reached.

The Group also has plans to raise funds based on equity and/or debt immediately after the filing of this annual report which will allow the Group to be back in compliance with rules and regulations of the SEC and Nasdaq. However, there is no assurance that the Group will be able to raise adequate funds at acceptable terms to fund its operations going forward. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

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

(h) Restricted cash

Restricted cash mainly represents the deposits for a short-term loan with HSBC, and also short-term deposits with China United Network Communications Group Co., Ltd. (“China Unicom”) as guarantee for minimum purchase requirements, which are not available for the Group’s use until the end of contract period with China Unicom.

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows.

(i) Accounts receivable

Accounts receivable are carried at net realizable value. An allowance of doubtful accounts is recorded in the period when the collection of full amount is no longer probable. The Group reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. As of December 31, 2019, the Group evaluated and created provision for doubtful debt for the accounts that were unlikely to be collected. As a result, such provisions of $21.9 million and $11.4 million were created for the 2018 and 2019 fiscal years, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(j) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to reduce the cost of inventories to its net market value are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventories provision of $1,782 and $1,513 were recorded as of December 31, 2018 and 2019, respectively.

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

Development costs of software to be sold, leased, or otherwise marketed are subject to capitalization beginning when technological feasibility is reached and ending when the software is available for general release to customers, in accordance with ASC 350-20, Costs of Software to be Sold, Leased, or Marketed, (“ASC 350-20”).

Intangible assets have weighted average useful lives from the date of purchase as follows:

Purchased software	4.5 years
MVNO license	10 years
Capitalized software development costs	3 years
Internal-use software	5 years

(m) Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill as of December 31, 2018 and 2019 was related to its acquisition of Yuantel. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

No impairment loss of goodwill in Yuantel reporting unit were recognized during the years ended December 31, 2017, 2018 and 2019, respectively.

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

The impairment loss of long-lived assets was nil, $13,000 and nil for the years ended December 31, 2017, 2018 and 2019, respectively, based on the impairment test performed.

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

During the years ended December 31, 2018 and 2019, there were no financial instrument measured at fair value.

(q) Revenue recognition

The Group is mainly engaged in the business of providing 1) Android+ platform solutions and services, 2) hardware product sales, and 3) MVNO services. The Group adopted the new revenue recognition standards, or ASC 606, effective January 1, 2019 using the modified retrospective method for contracts which were not completed at the date of initial adoption. In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration, and it is probable that substantially all of the consideration will be collected.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The Group’s contract with customers do not include significant financing component and material variable consideration.

Generally, the Group recognizes revenue under ASC Topic 606 for each type of its major revenue streams as follows:

1. Android+ platform solutions and services

Android+ platform solutions

The Group provides customized Android+ software platform solutions that are developed to maximize the commercial grade quality or performance of open source Android+ software for integration with particular chipsets. The Group also provides customized Android+ service platform solutions that are end-to-end software developed for mobile operators to allow data synchronization between their platform and mobile devices. The Group charges its customers, mainly including mobile device manufacturers and mobile operators, fixed fees for project-based software contracts, as well as per chip or per mobile device royalty fees.

There are executed contracts and purchase orders between the Group and each customer, and each party’s rights regarding the service to be rendered are written on the contracts. For this type of customers, the Group enters contract with them, which has the commercial substance to identify each party’s rights and obligations.

There are two major performance obligations in the contracts with this type of customers: the delivery of the software product and the completion of the post-contract-service (“PCS ”). The allocation of the transaction price between the two major performance obligations is based on the estimated standalone selling prices. The selling price for the performance obligation of PCS is estimated as the reasonable cost budget plus a margin or industrial standard. The rest of the transaction price other than the reasonable cost budget plus a margin for PCS will be allocated to the performance obligation of the delivery of the software product.

For the sales derived from software development project in which the customer’s contract specifies the technical requirements of the software product, the Group recognizes revenue in accordance with the satisfaction of each performance obligation. For the performance obligation of the delivery of the software product, the Group recognizes the revenue at the point of time, upon the customers sign off the final acceptance. For the performance obligation of the completion of PCS Period, the Group recognizes the revenue over the period of the PCS Period.

Service contracts

The Group provides research and development services to certain customers for their mobile-computing related development projects where fees are charged on a time and material basis and the Group is not responsible for the outcome of such development projects. The revenue is recognized proportionately over the time. The Group elects right to invoice expedient as the measure of progress.

The revenue arising from contracts related to Android+ platform solutions and services is included as “Software Revenues” on the Group’s consolidated statement of operations.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2. Hardware product sales

The Group provides total solutions on original design manufacturer (“ODM”) basis to customers of mobile devices. The Group recognizes revenue at the point of time, upon the delivery of products to customers, which is when the goods delivered to the designated address and it is probable that substantially all of the consideration will be collected. Warranty is provided to all customers, which is not considered an additional service; rather, an integral part of the product sales. ASC Topic 450, Contingencies, specifically addresses the accounting for standard warranties. The Group believes that accounting for its standard warranty pursuant to ASC 450 does not impact revenue recognition because the cost of honoring the warranty can be reliably estimated. The Group has determined the likelihood of claims arising from warranties to be remote based on strong quality control procedures in the production process and historical experience with regard to claims being made by customers. The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage.

The revenue arising from contracts related to hardware product sales is included as “Hardware Revenues” on the Group’s consolidated statement of operations.

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

In accordance with ASC Subtopic 606-10-55, the Group is the principal in providing the bundled voice and data services to Chinese consumers, thus revenue is recognized on a gross basis. As sales of bundled services are mostly pre-paid by the consumers, cash received in advance of voice and data consumption are recognized as advances from customers. Revenue is recognized over the time by measuring the consumption of the time of voice and the amount of data. Pre-paid bundled services do not expire.

The revenue arising from contracts related to MVNO business is included in the line of “(Loss) income from operations of discontinued entities” on the Group’s consolidated statement of operations.

Impact of initial adoption

As result of the adoption of ASC Subtopic 606, we made an adjustment to increase the opening balance of retained earnings as of January 1, 2019 by US$ 930.

In accordance with Topic 606, the disclosure of the impact of adoption on the consolidated statements of  balance sheets and operations  was as follows:

	Year Ended December 31, 2019
	As Reported	Amounts without adoption of Topic 606	Effect of Change Higher/(Lower)
	(US$ in thousands)
Revenue:
Software*	14,975	9,648	5,327
Hardware	83,983	83,983	-
Total net revenues	98,958	93,631	5,327

Cost of revenue:
Software	(17,822)	(12,092)	(5,730)
Hardware	(80,567)	(80,567)	-
Total cost of revenue	(98,389)	(92,659)	(5,730)
Total gross profit (loss)	569	972	(403)

Operating expense:
Sales and marketing expenses	(1,524)	(1,524)	-
General and administrative expenses	(24,776)	(24,776)	-
Research and development expenses	(5,277)	(4,082)	(1,195)
Total operating expense	(31,578)	(30,382)	(1,195)

Net income (loss) from continuing operations	(31,583)	(29,984)	(1,599)
Basic income (loss) per share	(0.88)	(0.84)	(0.04)
Diluted income (loss) per share	(0.88)	(0.84)	(0.04)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	December 31, 2019
	As Reported	Balances without adoption of Topic 606	Effect of Change Higher/(Lower)
	(US$ in thousands)
Deferred cost of revenues - current	-	2,308	(2,308)
Deferred cost of revenues - non-current	-	4,617	(4,617)
Advances from customers	-	6,538	(6,538)
Contract liabilities	6,538	-	6,538
Deferred revenues – current *	84	5,411	(5,327)
Accumulated deficit	(179,672)	(178,073)	(1,599)

* For the contracts related to Android+ platform solutions, the Group initially defers and then recognizes the entire revenue from the contracts through the PCS period under ASC 605, and recognizes the revenue derived from the performance obligation of the delivery of software at a point in time when the customers sign off the acceptance in accordance with ASC 606.

Practical expedients and exemptions

Besides the right to invoice expedients, the Group generally expenses sales commissions if any incurred because the amortization period would have been one year or less.

Remaining performance obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisified at the end of the reporting period.

	2020	2021	2022
	(US$ in thousands)
Software development service	2,019	524	165
Hardware product sales	2,589	452	789

(r) Contract Costs

Costs of fulfilling a contract are recognized as an asset if those costs meet all the following criteria: (1) the costs relate directly to a contract that the Group can specifically identify; (2) the costs generate or enhance resources of the Group that will be used in satisfying performance obligations in the future; (b) the costs are expected to be recovered. The Group chooses to use consistent method to amortize such contract costs, with the timing of the transfer of goods and services to customers. Over time, the carrying amount of the contract costs may become impaired.

(s) Contract Liabilities

Contract liabilities primarily relate to multiple element arrangements for which billing has occurred but transfer of control of all elements to the customer has either partially or not occurred at the balance sheet date. This includes cash received from customers for services or products in advance of the transfer of control. For the year ended December 31, 2019, the Group recognized revenue of $7,227 that was included in the advances from customers and deferred revenue at January 1, 2019.

(t) Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of long-lived assets, amortization of acquired intangible asset, payroll and other related costs of operations. Deferred cost of revenues was $6,931 and $nil for the years ended December 31, 2018 and 2019, respectively.

(u) Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to $20, $29 and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

(v) Research and development expenses

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

(w) Government grants

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

(x) Leases

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group elected to apply practical expedients permitted under the transition method that allow the Group to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group used modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate as the discount rate for the lease. The Group’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the right-of-use assets and lease liability when it is reasonably certain that the Group will exercise that option.

Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As a result of the adoption, the Group recognized approximately $2,201 of right-of-use assets and operating lease liabilities of $2,193 on the consolidated balance sheet as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

(y) Income taxes

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(z) Subscriptions receivable

Subscriptions receivable included investment amounts in the form of (i) real property to be provided by Chongqing Youtong to the Group in exchange for shares of the Company, (ii) ownership of KADI that has been contemplated to be sold to the Group in exchange for shares of the Group, and (iii) escrow shares to Samsung in the year 2019 as security for arbitration compensation. Since the shares in all these cases have already been issued, the amounts of the real property from Chongqing Youtong and ownership of KADI were recorded as subscriptions receivable on the equity section of the Group’s consolidated balance sheet as of December 31, 2019.

(aa) Share-based compensation

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

(bb) Comprehensive income (loss)

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

(cc) Segment reporting

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

(dd) Employee benefits

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

(ee) (Loss) earnings per share

(Loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Group’s Convertible Redeemable Preferred Shares (Note 21) were participating securities. As the participating securities do not share the losses of the Group, the computation of basic earnings per share using two-class method is not applicable when the Group is at a net loss position. Diluted (loss) earnings per share is calculated by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method and shares issuable upon the exercise of the Group’s warrant using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted (loss) earnings per share calculation when inclusion of such shares would be anti-dilutive.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(ff) Recent accounting pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group plans to adopt the ASU prospectively on January 1, 2021. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-03, Codification Improvements to Financial Instruments. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments related to Issue 1 (“Fair Value Option Disclosures”), Issue 2 (“Applicability of Portfolio Exception in Topic 820 to Nonfinancial Items”), Issue 4(“Cross-Reference to Line of-Credit or Revolving-Debt Arrangements Guidance in Subtopic 470-50”), and Issue 5 (“Cross-Reference to Net Asset Value Practical Expedient in Subtopic 820-10”) are conforming amendments. For public business entities, the amendments are effective upon issuance of this final Update. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years beginning after December 15, 2020. Early application is permitted. The amendment related to Issue 3 (“Disclosures for Depository and Lending Institutions”) is a conforming amendment that affects the guidance in the amendments in Accounting Standards Update 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. That guidance relates to the amendments in 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The effective date of Update 2019-04 for the amendments to Update 2016-01 is for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The amendments of Issues 6 (“Interaction of Topic 842 and Topic 326”) clarify that the contractual term of a net investment in a lease determined in accordance with Topic 842 should be the contractual term used to measure expected credit losses under Topic 326. The amendments of Issues 6 clarify that when an entity regains control of financial assets sold, an allowance for credit losses should be recorded in accordance with Topic 326. For entities that have not yet adopted the amendments related to Update 2016-13, the effective dates and the transition requirements for amendments of Issue 6 and Issue 7 (“Interaction of Topic 326 and Subtopic 860-20”) are the same as the effective date and transition requirements in Update 2016-13. For entities that have adopted the guidance in Update 2016-13, the amendments of Issue 6 and Issue 7 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For those entities, the amendments should be applied on a modified-retrospective basis by means of a cumulative-effect adjustment to opening retained earnings in the statement of financial position as of the date that an entity adopted the amendments in Update 2016-13. The ASU is currently not expected to have a material impact on the consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial position and results of operations upon adoption.

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

(a) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and accounts receivable from related parties. As of December 31,2018 and 2019, the aggregate amount of cash and cash equivalents and restricted cash from continuing operations were $1,931 and $6,012, respectively. As of December 31, 2018 and 2019, the aggregate amount of cash and cash equivalents and restricted cash from discontinued operations were $1,044 and $2,296, respectively. As of December 31, 2018 and 2019, the aggregate amount of cash and cash equivalents and restricted cash of $1,336 and $2,512 respectively, were held at major financial institutions located in the PRC, and $1,639 and $5,796, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable, and accounts receivable from related parties are both typically unsecured and are derived from revenues earned from customers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(i) Customer concentration risk – the Group’s main operations are dependent upon a few customers, with one particularly large customer representing 63.8 % of our net revenues in the 2019 fiscal year. It is always considered at least reasonably possible that any customer can be lost in the near time. There is no guarantee that the large customer will continue to place orders with the Group or award similar volume of business to the Group. The Group’s top five customers accounted for 66.9%, 74.8% and 87.2% of our net revenues in the years ended December 31, 2017, 2018 and 2019, respectively.

The accounts receivable from the largest single customer accounted for 55% and 4% of the Group’s total accounts receivable for the years ended December 31, 2018 and 2019, respectively.

(ii) Product concentration and geography concentration risks – For the 2019 fiscal year, approximately 67.9% of the Group’s net revenues was focused on the handset mobile device, and there is no guarantee that this product type will continue to have demand in the fast changing telecom industry or that the Group can continue to feasibly compete as a designer and manufacturer of such products.

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

For the Group’s continuous operations, the Group’s top five suppliers accounted  for 71.0% and 73.8% of our cost of goods sold in the years ended December 31, 2018 and 2019, respectively.

(iv) Economic risk – the Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 40 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(c) Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation / (depreciation) of the United States $ against RMB was approximately (5.7%), 4.9% and 1.4% in the years ended December 31, 2017, 2018 and 2019, respectively. The appreciation / (depreciation) of the United States $ against Rupee was approximately (4.7%). 0.5% and 9.5% in the years ended December 31, 2017, 2018 and 2019, respectively.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

Additionally, at the effective time of the Merger, the holders of Borqs International issued and outstanding warrants received replacement warrants to acquire an aggregate of 417,166 Borqs Technologies’ ordinary shares (“Replacement Warrants”), and the holders of Borqs International issued and outstanding options (Note 16) had their options assumed by Borqs Technologies to hold options to acquire Borqs Technologies’ ordinary shares upon the exercise of those options (“Assumed Options”).

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

5.	INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2018	2019
	$	$

Raw materials	6,056	4,107
Goods in transit	1,443	-
Work in process	155	908
Finished goods	917	1,041
	8,570	6,056
Less: provision	(1,782)	(1,513)

Inventories, net	6,788	4,543

Provisions were $1,782 and $1,513 in the years ended December 31, 2018 and 2019, respectively, due to obsolescence including the inventories from previous years.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2018	2019
	$	$

Staff advances	303	301
Prepayment for products	812	1,539
Advance to OEMs	11,479	15,897
Rental and other deposits	591	718
VAT recoverable	2,610	2,400
Receivable from an agent	1,545	6,410
Prepayment for share repurchase	10,048	-
Rebate receivable	-	1,448
Others	198	124
	27,586	28,837
Less: provision	(570)	(12,871)

	27,016	15,966

The prepayment for share repurchase of $10,048 was for a transaction in which the Company repurchased shares from the sponsor of the SPAC merger. The transaction was completed in May 2019, and the equity originally issued to the Zhengqi International Holding Ltd, the SPAC Sponsor, of 966,136 ordinary shares were cancelled as of May 20, 2019.

7.	RIGHT OF USE ASSETS

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through 2020. As of December 31, 2019, the Group’s operating leases had a weighted average discount rate of 11.3%. Future lease payments under operating leases as of December 31, 2019 were as follows:

As of December 31,
2019
$
2020	827
Total lease payments	827
Less: imputed interest	13
Present value of lease liabilities	814

Rent expense under operating leases was $1,129 and $1,489 for the years ended December 31, 2017 and 2018, respectively. Operating lease cost for the year ended December 31, 2019 was $1,647, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2019 was $45.

Cash paid for amounts included in the measurement of operating lease liabilities was $1,547 for the year ended December 31, 2019. Non-cash transaction amount of lease liabilities arising from acquisition of right-of-use assets was $1,517.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2018 were as follows:

Year Ended December 31	Amount
$
2019	1,528
2020	827
Total	2,355

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2018	2019
	$	$
At cost:
Leasehold improvements	846	833
Computer and network equipment	4,367	4,305
Office equipment	900	925
Motor vehicles	218	184
	6,331	6,247
Less: accumulated depreciation	(6,026)	(6,006)

	305	241

Depreciation expense from continuing operations was $512, $264 and $175 for the years ended December 31, 2017, 2018 and 2019, respectively.

	For the years ended December 31,
	2017	2018	2019
	$	$	$

Cost of revenues	266	104	46
Sales and marketing expenses	25	3	1
General and administrative expenses	63	47	53
Research and development expenses	158	110	75

	512	264	175

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

9.	INTANGIBLE ASSETS, NET

The following table presents the intangible assets as of the respective balance sheet dates:

	Software	Capitalized software development costs	Total
	$	$	$

Balance as of January 1, 2018	74	11,600	11,674
Additions	-	5,347	5,347
Amortization expense	(28)	(5,250)	(5,278)
Foreign currency translation difference	(3)	(298)	(301)

Balance as of December 31, 2018	43	11,399	11,442
Additions	1	4,030	4,031
Amortization expense	(20)	(5,965)	(5,985)
Foreign currency translation difference	-	(58)	(58)

Balance as of December 31, 2019	24	9,406	9,430

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of 3-10 years.

The annual estimated amortization expenses for the intangible assets for each of the next five years were as follows:

$

2020	5,251
2021	2,988
2022	1,191

9,430

10.	LONG-TERM INVESTMENTS

On January 18, 2018, the Company entered into an agreement with Colmei Technology International Ltd (“Colmei”) and its affiliate Shenzhen Crave Communication Co., Ltd (“Crave”), along with the shareholders of Crave and Colmei (the “Selling Shareholders”), pursuant to which the Selling Shareholders sold to the Company 13.8% of the outstanding shares of Crave and 13.8% of the outstanding shares of Colmei. Under the agreement, the Company paid purchase consideration consisting of the Company’s 473,717 ordinary shares at the fair value of $3,000 and cash in the amount of $10,000 to be paid to the Selling Shareholders by the end of 36 months from the date of agreement, which the Company has not yet paid as of December 31, 2018. Subject to board approval, the Company agreed to issue 183,342 additional shares to the Selling Shareholders if the aggregate value of the ordinary shares initially issued at the closing to the Selling Shareholders was less than $3,000 in fair value as of August 18, 2018. The board of directors approved and 183,342 shares that were issued on January 10, 2019.

The Company does not have significant influence over the investees and therefore the investment was accounted for under the cost method. Cost of the long-term investments originally consisted of the fair value of the ordinary shares on the dates of issuance and the present value of the cash consideration determined based on management’s estimated payment schedule.

Due to significant numbers of claims against Crave and Colmei in the year 2019, the Company recorded $13,000 of impairment loss as of December 31, 2018. In June 2020, Crave and Colmei filed for bankruptcy, the Company impaired the balance of the long-term investment into Crave and Colmei in the amount of $13,000 for the year ended December 31, 2018 and have cancelled any further investment into these entities.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

11.	BANK AND OTHER BORROWINGS

Bank and other borrowings were as follows as of the respective balance sheet dates:

		As of December 31,
		2018	2019
		$	$

Short-term bank and other borrowings	(i)	11,010	5,000
Long-term bank borrowings, current portion	(ii)	5,770	12,975
		16,780	17,975

Long-term bank borrowings, non-current portion	(ii)	-	-

Total borrowings		16,780	17,975

(i)	The short-term bank and other borrowings outstanding as of December 31, 2018 and December 31, 2019 bore a weighted average interest rate of 13.92% and 13.76% per annum, respectively, and were denominated in RMB, INR and US$. These borrowings were obtained from financial institutions, a third-party entity and a related party (Note 18).

The outstanding balances as of December 31, 2018 and 2019 were comprised of the following loans:

a)	The Group entered into a line of credit facility amounted to $8,623 with SPD Silicon Valley Bank Co., Ltd, a PRC banking institution (“SSVB”) in 2015, which had an original maturity date of August 31, 2018. The outstanding principal balance as of December 31, 2017 was $7,648 and an additional $956 was drawn during 2018. The outstanding principal balance as of December 31, 2018 was $8,604. The loan was payable on demand as of December 31, 2017 and 2018 due to the Group having breached a financial covenant under the loan. The loan bore an interest rate of 8% per annum based on the LIBOR rate. The Company paid interest of $521 and $168 during the years ended December 31, 2018 and 2019. The principal balance of $8,604 remaining as of December 31, 2018 was fully repaid in March 2019.

b)

On November 28, 2017, the Group entered into a short-term loan agreement with HHMC Microelectronic Co., Limited (“HHMC’) for $5,000 bearing an interest rate of 0.04% per day, to fund the Company’s working capital purposes. The loan had an original term of three months. According to the agreement, the interest rate increased to 0.1% per day from February 28, 2018 prospectively when the loan became overdue. The outstanding principal balance as of December 31, 2017 was $5,000 of which $2,595 was repaid during 2018. The accrued interest of $68 as of December 31, 2017 was fully paid in 2018. The outstanding principal balance as of December 31, 2018 was $2,405. The accrued interest of $1,080 as of December 31, 2018 was fully repaid in 2018 and the remaining principal is fully repaid in June 2019. The accrued interest of US$456 as of December 31, 2019 was fully paid in 2019.

(ii)	The long-term bank borrowings as of December 31, 2018 and 2019 were loans from Partners For Growth IV, L.P. (“PFG4”) and Partners For Growth V, L.P (“PFG5”) that are financial institutions located in the United States, bearing weighted average interest rates of 8.40% and 10.07% per annum, respectively. The loans were denominated in US$.

The outstanding loans as of December 31, 2018 and 2019 were comprised of the following loans and prior loans:

a)

On April 30, 2018, the Group entered into a long-term loan agreement with PFG5 for $3,000, bearing an interest rate of 8% per annum from May 1, 2018 to October 31, 2018 and an interest rate of 12% per annum from November 1, 2018 to April 30, 2021, which is the maturity date. The outstanding principal balance as of December 31, 2018 was $3,146 and accrued interests of $185 was fully repaid in 2018. The accrued interest of US$420 as of December 31, 2019 was fully paid in 2019.

b)

On December 17, 2018, the Group entered into a convertible term loan agreement (the “PFG note”) with PFG5, bearing an interest rate of 12% per annum. The principal of this loan is $1,000 which matures in full on December 17, 2023. The outstanding principal balance of $1,000 as of December 31, 2018 and accrued interest of $5 was fully repaid in December 2018. At any time while the PFG note was outstanding, upon notice only, PFG may elect to convert the PFG note into 208,768 ordinary shares of the Company at the conversion price of $4.79 per share. The accrued interest of US$159 as of December 31, 2019 was fully paid in 2019.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

c)	On March 8, 2019, the Group entered into a new revolving line of credit facility (the “RLOC”) with PFG5 for $12,500. Under the agreement: (i) $9,500 may be drawn upon request at any time on or after the closing date and (ii) so long as there is no uncured default at the time of drawdown and if the Company has received at least $10,000 in cash proceeds from the sale of its equity securities to investors, then an additional $3,000 may be drawn. Any outstanding amounts under the RLOC will accrue interest at a rate of 11% per annum with a maturity date of March 8, 2021 (the “Maturity Date”). The Group shall pay interest only on principal outstanding on the RLOC until the Maturity Date, on which date the entire unpaid principal balance on the RLOC plus any and all accrued and unpaid interest shall be repaid. In March 2019, the Company drew down $9,500 from the RLOC. The Group accrued interest of $1,201 as of December 31, 2019 with $212 unpaid in 2019.

The outstanding principal balances as of December 31, 2019 included a term loan due to PFG4 in the amount of $100, outstanding principal balances due to PFG5 of a term loan in the amount of $2,375, a convertible term loan in the amount of $1000 and a revolving line of credit in the amount of $9,500.

The breach of the financial covenant beginning in September 2019 resulted in the acceleration of the repayments of the PFG borrowings and increased rate of interest. Therefore, certain outstanding balances of the PFG loans became payable on demand and was reclassified as a current liability as of December 31, 2019. Interests and penalties payable of about $2 million have been accrued.

Borrowings from PFG4 and PFG5 as of December 31, 2019 were pledged by all accounts receivable and assets of the Company. As of the filing of this annual report, the Company is in negotiation with PFG on converting a portion of the principal amounts into equities of the Company.

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

12.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2018	2019
	$	$

Payroll and welfare payable	3,606	4,918
VAT, and other taxes payable	2,551	489
Payables for office supply and utilities	547	437
Payables for purchase of property and equipment	50	49
Professional service fees	3,347	1,414
Payables for share purchase consideration	5,821	10,000
Payables for Samsung arbitration compensation	2,767	4,356
Interest and penalty payable	-	3,178
Advance from customers	-	4,076
Payables to an agent	-	3,571
Others	308	41
	18,997	32,529

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

13.	DEFERRED GOVERNMENT GRANTS

The government grants received are required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations over the lives of the related assets as other operating income.

	For the years ended December 31,
	2017	2018	2019
	$	$	$

Balance at beginning of the year	2,108	1,957	1,864
Recognized as other operating income	(281)	-	(1,854)
Foreign currency translation difference	130	(93)	(10)
Balance at ending of the year	1,957	1,864	-

14.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss, net of tax of nil, were as follows:

	Foreign currency translation	Total
	$	$

Balance as of January 1, 2017	(2,626)	(2,626)
Current year other comprehensive loss	2,119	2,119
Balance as of December 31, 2017	(507)	(507)
Current year other comprehensive income	(1,636)	(1,636)
Balance as of December 31, 2018	(2,143)	(2,143)
Current year other comprehensive loss (income)	(163)	239
Balance as of December 31, 2019	(2,306)	(1,904)

15.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan from continuing operations were $2,103, $2,029 and $1,600 and from discontinued operations were $424, $517 and $538 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The Group granted 180,000 shares of options to directors to purchase ordinary shares with the exercise price of $5.30 share on August 18, 2017 and nil shares of options during the year ended December 31, 2018. The Group granted 180,000 shares of options to directors with the exercise price of $4.06 on March 4, 2019 and 100,000 options to an employee with the exercise price of $2.92 on June 17, 2019.

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		($)	(Years)	($)

Converted under Assumed Options:
Outstanding, August 18, 2017	2,695,194	5.08	6.99	6,561
Granted	180,000	5.30
Forfeited	(49,804)	6.58

Outstanding, December 31, 2017	2,825,390	5.38	6.43	6,860

Outstanding, January 1, 2018	2,825,390	5.38	6.43	6,860
Granted	-	-
Forfeited	(316,585)	3.09

Outstanding, December 31, 2018	2,508,805	5.29	6.01	312

Outstanding, January 1, 2019	2,508,805	5.29	6.01	312
Granted	280,000	3.65
Forfeited	(272,580)	2.26

Outstanding, December 31, 2019	2,516,225	5.29	5.52	5,653

As of December 31, 2018 and 2019, the Group had options outstanding to purchase an aggregate of 2,508,805 and 2,516,225 shares with an exercise price below the fair value of the Group’s shares, resulting in an aggregate intrinsic value of $312 and $5,653, respectively.

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

(b) Consummation of reverse acquisition in 2017 (continued)

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

	Year 2017	Year 2018	Year 2019

Risk-free interest rates	1.06%-2.32%	*	1.64%-2.72%
Expected life (years)	10 years	*	10 years
Expected volatility	31.9%-43.9%	*	44.1%-45.0%
Expected dividend yield	0%	*	0%
Exercise multiple	2.20	*	2.2
Post-vesting forfeit rate	10%	*	12%
Fair value of underlying ordinary shares	$7.45	*	$1.80
Fair value of share option	$2.34-$7.45	*	$1.8-$4.19

Total compensation expenses relating to share options granted to employees recognized for the years ended December 31, 2018 and 2019 were as follows:

	For the years ended December 31,
	2018	2019

Sales and marketing expenses	359	103
General and administrative expenses	254	232
Research and development expenses	363	159

	976	494

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

17.	TAXATION

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

Hong Kong

Borqs HK is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2017, 2018 and 2019. No provision for Borqs HK profits tax has been made in the consolidated financial statements as the entity had losses in the years ended December 31, 2017, 2018 and 2019. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

India

Borqs India is subject to income tax rate of 32.45% for the year ended December 31, 2017 and 29.12% for the years ended December 31, 2018 and 2019. Amounts of $2,342, $331 and $173 are included as income tax expense for the years ended December 31, 2017, 2018 and 2019, respectively.

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

BORQS Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2012 and was eligible for a 15% preferential tax rate from 2012 to 2014. In July 2015, BORQS Beijing obtained a new HNTE certificate, which will expire in July 2018. BORQS Beijing has successfully renewed the HNTE certificate in September 2018 with effective term of three years until 2020. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2017, 2018 and 2019, BORQS Beijing enjoyed a preferential tax rate of 15%.

Yuantel Telecom was qualified for a High and New Technology Enterprises (“HNTE”) since 2011 and is eligible for a 15% preferential tax rate from 2011 to 2013. In October 2014, Yuantel Telecom obtained a new HNTE certificate, which expired in October 2017. Yuantel Telecom has successfully renewed the HNTE certificate in December 2017 with effective term of three years until 2019. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2017, 2018 and 2019, Yuantel Telecom enjoyed a preferential tax rate of 15%.

Enterprise income tax (“EIT”) (continued)

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2019, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2019, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Group is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Group will continue to monitor changes in the interpretation or guidance of this law.

Profit (loss) from continuing operations before income taxes consisted of:

	For the years ended December 31,
	2017	2018	2019
	$	$	$

Non-PRC	(7,138)	(43,630)	(31,895)
PRC	(3,310)	(25,097)	(637)

	(10,448)	(68,727)	(32,532)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

Income tax expense comprised of:

	For the years ended December 31,
	2017	2018	2019
	$	$	$

Current	(1,382)	(52)	-
Deferred	(960)	(279)	949

	(2,342)	(331)	949

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2017, 2018 and 2019 applicable to the PRC operations to income tax expense was as follows:

	For the years ended December 31,
	2017	2018	2019
	$	$	$

Profit (loss) before income taxes	(10,448)	(68,727)	(32,532)

Income tax (expense) income computed at the statutory income tax rate at 25%	2,612	17,182	7,356
Non-deductible expenses	(2,654)	(7,393)	955
Non-taxation income	68	-	753
Preferential rate	(237)	(790)	(286)
Current and deferred tax rate differences	55	238	(971)
Foreign rate differences	(427)	(5,670)	137
Change of valuation allowance	(1,294)	(4,202)	(7,834)
Statutory income	(215)	(1,471)	-
R&D super deduction	-	305	839
Interest expense	(250)	-

Income tax (expense) benefit	(2,342)	(331)	949

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2018	2019
	$	$
Deferred tax assets
Inventories provision	100	58
Accrued salary and welfare payable	201	217
Property and equipment	3	-
Tax losses	317	419
Valuation allowance	18	275
Total deferred tax assets	639	969

Deferred tax liabilities
Intangible assets	1,688	1,815
Deferred cost of revenue	765	17

Total deferred tax liabilities	2,453	1,832

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

As of December 31, 2019, the Group had net tax losses from its PRC subsidiaries, as per filed tax returns, of $23,029, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2020 to 2029 if not utilized. The Group has net tax losses from its HK subsidiary of $38,946, which will not expire.

Unrecognized Tax Benefits

As of December 31, 2018 and 2019, the Group recorded an unrecognized tax benefits of $2,020 and $1,987, respectively, of which, $273 and $559, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefits and its related interest are primarily related to under-reported intercompany profit. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2018 and 2019, unrecognized tax benefits of $1,747 and $1,428, respectively, if ultimately recognized, will impact the effective tax rate.

A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2017	2018	2019
	$	$	$

Balance at beginning of year	1,873	2,016	2,020
Reversal based on tax positions related to prior years	-	-	-
Additions based on tax positions related to the current year	28	-	-
Foreign currency translation difference	115	4	(33)

Balance at end of year	2,016	2,020	1,987

In the years ended December 31, 2018 and 2019, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of nil and nil in income tax expense, respectively. Accumulated interest expense recorded by the Group was $298 and $298 as of December 31, 2018 and 2019, respectively. As of December 31, 2019, the tax years ended December 31, 2013 through 2018 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS

(a) Related parties

Names of related parties	Relationship with the Group
Intel Capital Corporation (“Intel”) and its affiliates	A substantial shareholder of the Group
Bluecap	A company controlled by a key management of the Group
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Cloudminds (Hong Kong) Ltd. (“Cloudminds”)	A company controlled by a director of the Company *

*	On December 18, 2018, the entity ceased to be a related party of the Company due to the resignation of this director.

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
	2017	2018	2019
	$	$	$
Software services provided to:
Intel (China) Co., Ltd.	9	-	-
Intel Asia-Pacific Research and Development Ltd.	79	-	-
Intel (China) Research Center Co., Ltd.	8	-	-
Cloudminds	-	1,373	-

Loan from:
Hareesh Ramanna		22	-

(c)	Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
	2017	2018	2019
	$	$	$
Loan from:
Bluecap	-	1,059	3,273

Interest expense on loan from:
Bluecap	-	12	211

All balances with related parties as of December 31, 2019 were unsecured, and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1,325 short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group (Note 18), bearing an interest rate of 8% per annum to fund the Company’s working capital. The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2019 was $3,273 which is payable on demand. The accrued interests of $12 in 2018 and $211 in 2019 were recorded in accrued expenses and other payables.

19.	RESTRICTED NET ASSETS

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. As of December 31, 2018 and 2019, the Group’s PRC subsidiaries had appropriated $2,097 and $2, 097, respectively, in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2019, restricted net assets of the Company’s PRC subsidiaries and the Consolidated VIEs were $84,138.

20.	Equity

(a)	Disposal of MVNO BU (Note 1(c))

See Note 1(c) for details for equity transactions related to disposal of Yuantel.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(b)	Investment with KADI

On December 15, 2018, the Group entered into a Share Purchase Agreement (“Purchase Agreement”) with Shanghai KADI Machinery Technology Co., Ltd. (“KADI SH”), KADI Technologies Limited (“KADI HK”) (collectively, “KADI”) and Lin Hu and Shou Huajun, the sole shareholders of KADI SH and KADI HK (the “KADI’s Selling Shareholders”), for the purchase of 60% of the issued and outstanding ordinary shares of KADI SH (“KADI SH Shares”) and 60% of the issued and outstanding ordinary shares of KADI HK (“KADI HK Shares”, together with the KADI SH Shares, the “KADI Shares”). The transaction with KADI consists of total cash consideration of $4,600 in installments and share consideration equivalent to $9,750 in installments upon achievement of earn-outs by KADI SH from 2018 to 2021. As of December 31, 2018, $600 was prepaid to KADI SH. The transaction did not close as of December 31, 2019 due to KADI not able to present audited financial statements as required by the earn-out provisions of the agreement and that KADI has not performed the ownership change registration at the local jurisdiction. Although KADI was not able to present audited financial statements as required by the earn-out provisions of the agreement and has not performed the ownership change registration, 1,632,555 of Borqs’ ordinary shares were issued to KADI on January 9, 2019, for which the Group recorded the fair value of these shares in an aggregate of $5,217 in additional paid-in capital, with a corresponding amount included in subscription receivable. As a result, future capital commitments for KADI has been voided due to KADI’s breach of provisions of the agreements. As of the filing of this annual report, the Group has cancelled all the ordinary shares of 589,005 shares, which were issued into escrow account with KADI. Also, the Group is in negotiation with KADI for a reduced ownership of KADI or a recission of the acquisition.

(c)	Equity financing from Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”)

On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9 % equity interest of the Company equivalent to 3,734,283 ordinary shares with a total purchase consideration of $13,865 on May 16, 2019, for which 75% of the total purchase consideration amounting to $10,399 in cash was received. The remaining 25% of the total purchase consideration amounting to $3,466 will be contributed in the form of real property and equipment (the “Property Investment”) by Chongqing Youtong within six months from May 16, 2019 the date that the cash investment portion was completed. However, as of the filing of this annual report, the Property Investment has not yet been completed; and the Company is in the process of negotiating the acceptable value of the real property and equipment from Chongqing Youtong. The shares are unregistered and are subject to lock up provisions for one year.

(d)	Repurchase of Shares from Zhengqi International Holding Limited (“Zhengqi”)

On January 10, 2018, we entered into a stock repurchase agreement (“Stock Repurchase Agreement”) with Zhengqi International Holding Limited (“Zhengqi”), pursuant to which we agreed to repurchase 966,136 of our ordinary shares that were originally issued and sold to Zhengqi on August 18, 2017, at an aggregate purchase price of approximately $10,070 or $10.40 per share. The $10,048 was paid on February 28, 2018 and recorded as prepayment. On May 20, 2019, the 966,136 repurchased shares were cancelled. (Note 6)

(e)	Settlement of arbitration with Claimant Samsung Electronics Co., Ltd. (“Samsung”)

On November 27, 2018, the Secretariat of the International Court of Arbitration for the International Chamber of Commerce issued a final award to Samsung Electronics Co., Ltd. (“Samsung”) that constituted the final decision on the Group’s dispute with Samsung over a sales contract. The court order required the Group to pay to Samsung total payments of $4,650 including: i) $4,280 as the “Principal Amount”, plus (ii) accrued interest of $370 computed from March 31, 2019 on the outstanding balance of the Principal Amount at a simple interest rate of 9% per annum (together with the Principal Amount, collectively referred to as the “Settlement Payment”). On April 26, 2019, the Group entered into a settlement agreement with Samsung according to which, the Group shall pay the full and total amount of the Settlement Payment in equal monthly installments over a period of twenty-four months beginning on March 31, 2019. In addition, a total of 2,209,728 ordinary shares were issued to Samsung as escrow shares in the year 2019 as security for the payments. The Group recorded the fair value of the shares issued in an aggregate of $6,401 in additional paid-in capital, with a corresponding amount included in subscription receivable. Due to cash constraints, particularly due to the COVID-19 pandemic, the Group has not made monthly installments to Samsung since the fourth quarter of 2019, and Samsung has not pursued alternative means of repayment from the Group as of the filing of this annual report.

(f)	Investment in Shenzhen Crave Communication Co., Ltd. (“Crave”) and Colmei Technology International Ltd. (“Colmei”)

Refer to Note 10 for 183,342 shares on January 10, 2019 related to long-term investments.

(g)	Ordinary shares issued for advisory services

On January 9, 2019, the Group issued an aggregate of 780,000 ordinary shares to certain advisors, in exchange for their services related to investors relations during the year ended December 31, 2019. The 780,000 shares were fully vested as of December 31, 2019. The Group recorded the fair value of the shares in an amount of $2,493 in compensation expenses which was included in general and administrative expenses.

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

Series E-1 Preferred Shares of $2,708 were converted to ordinary shares as of December 31, 2017 and there were none as of December 31, 2018 and 2019.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

22.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the years ended December 31,
	2017	2018	2019
	$	$	$
Numerator:
Net income (loss) from continuing operations	(12,790)	(69,058)	(31,583)
Less: Net income (loss) attributable to noncontrolling interest from continuing operation	(82)	(104)	5
Net income (loss) from continuing operations attributable to Borqs Technologies, Inc.	(12,708)	(68,954)	(31,588)
Accretion to redemption value of preferred shares for continuing operations	(6,956)	-	-

Net (loss) income from continuing operations attributable to Borqs Technologies, Inc.’s ordinary shareholders	(19,664)	(68,954)	(31,588)

Net (loss) income from discontinued operations	431	(2,941)	(4,151)
Less: Net (loss) income attributable to noncontrolling interest from discontinued operation	292	(131)	(1,329)
Net (loss) income from discontinued operations attributable to Borqs Technologies, Inc.	139	(2,810)	(2,822)

Net loss attributable to Borqs Technologies, Inc.’s ordinary shareholders	(19,525)	(71,764)	(34,409)

Denominator:
Weighted-average number of ordinary shares—basic	12,842,671	31,200,056	35,919,014
Weighted-average number of ordinary shares—diluted	12,842,671	31,200,056	35,919,014

Weighted-average number of shares outstanding from discontinued operations—basic	12,842,671	31,200,056	35,919,014
Weighted-average number of shares outstanding from discontinued operations—diluted	12,842,671	31,200,056	35,919,014

Net earnings (loss) per share from continuing operations attributable to Borqs Technologies, Inc.
Earnings (loss) per share—Basic:	(1.53)	(2.21)	(0.88)
Earnings (loss) per share—Diluted:	(1.53)	(2.21)	(0.88)

Net (loss) earnings per share from discontinued operations attributable to Borqs Technologies, Inc.
(Loss) earnings per share—Basic:	0.01	(0.09)	(0.08)
(Loss) earnings per share—Diluted:	0.01	(0.09)	(0.08)

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic:	(1.52)	(2.30)	(0.96)
Loss per share—Diluted:	(1.52)	(2.30)	(0.96)

For the years ended December 31, 2018 and 2019, share options and Replacement Warrants to purchase ordinary shares, Unit Purchase Option, public warrants and private warrants were anti-dilutive and excluded from the calculation of diluted net loss per share.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

23.	COMMITMENTS AND CONTINGENCIES

(a) Capital commitments and contingencies

Refer to Note 20 (b) for details related to investments with KADI. As of the filing of this annual report, the Group is in negotiation with KADI for a reduced ownership of KADI or a rescission of the acquisition.

(b) Income taxes

As of December 31, 2018 and 2019, the Group recognized an accrual of $1,920 and $1,987, respectively, in unrecognized tax benefits and its interest (Note 17). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2018 and 2019, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

(c) Settlement of arbitration with Claimant Samsung Electronics Co., Ltd. (“Samsung”)

On November 27, 2018, the Secretariat of the International Court of Arbitration for the International Chamber of Commerce issued a final award to Samsung Electronics Co., Ltd. (“Samsung”) that constituted the final decision on the Group’s dispute with Samsung over a sales contract. The court order required the Group to pay to Samsung total payments of $4,650 including: i) $4,280 as the “Principal Amount”, plus (ii) accrued interest of $370 computed from March 31, 2019 on the outstanding balance of the Principal Amount at a simple interest rate of 9% per annum (together with the Principal Amount, collectively referred to as the “Settlement Payment”). On April 26, 2019, the Group entered into a settlement agreement with Samsung according to which, the Group shall pay the full and total amount of the Settlement Payment in equal monthly installments over a period of twenty-four months beginning on March 31, 2019. In addition, a total of 2,209,728 ordinary shares were issued to Samsung as escrow shares in the year 2019 as security for the payments. Due to cash constraints, particularly due to the COVID-19 pandemic, the Group has not made monthly installments to Samsung since the fourth quarter of 2019, and Samsung has not pursued alternative means of repayment from the Group as of the filing of this annual report.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

24.	SEGMENT REPORTING

The Company has identified the continuing operations as a single reportable segment as of December 31, 2019 and the table below provides a summary of the Group’s geographic information of revenues based on the customers’ headquarters for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
	2017	2018	2019
	$	$	$

PRC	17,687	4,282	1,701
Outside PRC:
United States	23,312	15,663	21,746
India	70,421	96,550	69,646
Rest of the world	10,813	11,925	5,865
Total net revenue	122,233	128,420	98,958

As the Group’s long-lived assets are substantially all located in the PRC, no geographical segments for long-lived assets are presented.

25.	SUBSEQUENT EVENTS

(a)	NASDAQ Compliance

Due to the non-filing of the Group’s annual report for the year ended December 31, 2018, Nasdaq has given notice that the Group’s shares will be delisted from the Nasdaq Capital Market. The Group attended a hearing with a Nasdaq panel (“Panel”) on December 19, 2019 to appeal the delisting. On January 9, 2020, the Panel issued its decision (“Decision”) to grant the Group’s request for continued listing on Nasdaq, subject to the conditions that: (i) on or before January 23, 2020, the Group shall have informed the Panel that the Group’s independent auditor has completed its audit of the Group’s audited financials for fiscal year 2018; and (ii) on or before March 1, 2020, the Group shall have filed with the Securities and Exchange Commission (“SEC”) the Form 20-F and regained compliance with Nasdaq Listing Rule 5250(c)(1). The Group filed its 2018 annual report on Form 20-F on February 4, 2020 and held its annual general meeting of shareholders on March 9, 2020. As a result, the Group received a letter from Nasdaq on March 10, 2020 that the Group has regained compliance.

Due to the non-filing of the Group’s annual report for the year ended December 31, 2019, Nasdaq has given notice that the Group’s shares will be delisted from the Nasdaq Capital Market. The Group attended a Nasdaq hearing on August 27, 2020 to appeal Nasdaq’s decision to delist. On September 14, 2020, the Group received a letter from Nasdaq informing us the Panel has decided to grant the Group’s request to remain listed on Nasdaq on the condition that we shall file the 2019 annual report on form 20-F by September 30, 2020. The Panel has the right to reconsider the terms of this decision based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Group’s securities on the Nasdaq Stock Market inadvisable or unwarranted. In addition, the Form 20-F will be subject to review by the Panel, which may, in its discretion, request additional information before determining that the Group has complied with the terms of its decision.

(b)	COVID-19 Pandemic

Since February 2020, the Group has experienced reductions and cancellations of orders due to effects of the COVID-19 pandemic has on the demand from certain of the Group’s customers. The Group expects this negative effect on global business activities will continue to have pressure on the Group’s sales as the pandemic environment persists and perhaps even post the pandemic. In addition, since the Group’s operations span over the countries of the United States, India, China and South Korea, international and intra-country travel restrictions will continue to hamper our operations and have negative effects including delays and uncertainties on the Group’s supply chain delivery schedules and the Group’s abilities to secure financing for the Group’s working capital needs. The Group expects the impacts of COVID-19 to have an adverse effect on the business, financial condition and results of operations. As the assessable risks due to COVID-19 change in the countries of India and China, our operations can be affected, including the restrictions from accessing office facilities and limitations on domestic travels which can hamper the Group’s ability to efficiently manage the manufacturing of products since the Group’s contracted factories are located over various cities in China.

As the Group’s sales have been negatively impacted by the pandemic in 2020, the Group cut back the operational costs by reduction of approximately 20% of the workforce in India and 40% of headcount in China. The Group constantly evaluates the financial position according to changes in the international business environment and depending on forecast of orders from customers in the near future, the Group may further reduce staffing as necessary.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

Also as a result of stringent cash flows as of the filing of this annual report and given that the pandemic situation is foreseeable to last through the remainder of the year 2020, the Group will postpone further investment into the acquisition target of KADI and the Group is in negotiation with the owners of KADI to decrease our potential ownership percentage of their company. For the acquisition of Colmei and Crave, since both of these companies are insolvent, the Group has ceased to make additional payments for ownership and have written off the value of the equity the Group has paid to the owners previously.

(c)	Potential Debt Restructure of loans from PFG

The Group is in the process of negotiating a partial settlement of the debt owed to the Group’s primary lender, PFG, by converting approximately $3.5 million of debt into our ordinary shares. Such transaction requires the Group to be in compliance of the rules and regulations of the SEC and NASDAQ. The Group intends to actively pursue at least a partial debt settlement with PFG immediately after the filing of this annual report.

(d)	Disposal of Yuantel

For the intended sale of the MVNO Business Unit, due to the investigation into several individuals employed by the MVNO business unit that was initiated in September 2019, only partial sales proceeds was received in 2019 resulting in the Group’s ownership of Yuantel reduced to 45% as of December 31, 2019. The Group still maintained control of the operations of Yuantel through influence on the board and operational management. The Group executed a new agreement with the buyers of the MVNO Business Unit as of September 1, 2020 for approximately RMB 30 million. The agreement is filed as an exhibit with this annual report. If the balance of the sales proceeds is received by September 30, 2020 as stipulated in the agreement which was later postponed to October 2020 by both parties, the sale will be deemed completed.

26.	FAIR VALUE MEASUREMENTS

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

There are no assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Warrant liabilities
$

Fair value at January 1, 2016	-
Increase in liability	1,332
Changes in the fair value	12
Fair value at December 31, 2016	1,344
Changes in the fair value	200
Fair value at August 18, 2017	1,544
Transfer to permanent equity	(1,544)
Fair value at December 31, 2017	-

27.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Note	2018	2019
		$	$
ASSETS
Current assets
Cash and cash equivalents		-	-
Prepaid expenses and other current assets		10,076	59
Amount due from related parties		6,893	4,575

Total current assets		16,969	4,634

Non-current assets
Investments in subsidiaries and Consolidated VIEs		(32,236)	(35,378)

Total non-current assets		(32,236)	(35,378)

Total assets		(15,267)	(30,744)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables		6,911	10,738
Short-term bank and other borrowings		-	-

Total current liabilities		6,911	10,738

Total liabilities		6,911	10,738

Shareholders’ equity
Additional paid-in capital		124,062	141,377
Accumulated deficit		(144,097)	(181,081)
Accumulated other comprehensive loss		(2,143)	(1,778)

Total shareholders’ equity (deficit)		(22,178)	(41,482)

Total liabilities and shareholders’ equity (deficit)		(15,267)	(30,744)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

Condensed statements of operations

	For the years ended December 31,
	2017	2018	2019
	$	$	$
Operating Expenses
General and administrative expenses	(856)	(15,018)	(1,949)

Operating loss	(856)	(15,018)	(1,949)

Interest expense	(68)	-	-
Share of profits (losses) of subsidiaries and Consolidated VIEs	(18,601)	(56,981)	(24,010)

Loss before income taxes	(19,525)	(71,999)	(25,959)
Income tax expense	-	-	-

Net loss	(19,525)	(71,999)	(25,959)

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2017	2018	2019
	$	$	$

Net profit (loss)	(12,569)	(71,999)	(25,959)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	2,119	(1,709)	(121)
Other comprehensive income (loss), net of tax of nil:
Comprehensive income (loss)	(10,450)	(73,708)	(26,080)
Comprehensive income (loss) attributable to the Company’s ordinary shareholders	(10,450)	(73,400)	(26,584)

Condensed statements of cash flows

	For the years ended December 31,
	2017	2018	2019
	$	$	$

Net cash generated from operating activities	4,118	-	-
Net cash used in investing activities	(17,117)	(10,048)	-
Net cash generated from (used in) financing activities	12,986	-	-

Net increase (decrease) in cash and cash equivalent and restricted cash	(13)	(10,048)	-
Cash and cash equivalent and restricted cash at beginning of the year	15	10,048	-

Cash and cash equivalent and restricted cash at end of the year	2	-	-

Reconciliation of cash and cash equivalents and restricted cash

Cash and cash equivalents at end of the year	2	-	-
Restricted cash at the end of the year	-	-	-
Total cash and cash equivalents and restricted cash at the end of year	2	-	-

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

(b) Intercompany transactions

The Company had the following related party balances as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	$	$

Amount due from (to) related parties
- Borqs HK	(1,018)	(3,286)
- Borqs Beijing	7,911	7,862