Form 20-F
period 2020-12-31
Borqs Technologies, Inc.
filed 2021-04-26
CIK 1650575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2020, there were 59,943,310 shares of the registrant’s ordinary shares, no par value, issued and outstanding.

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

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

ii

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

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Annual Report. The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2020, and the consolidated balance sheet data as of December 31, 2019 and 2020, are derived from our audited consolidated financial statements and notes which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

In 2018, the Company decided to sell its mobile virtual network operator business unit (“MVNO”, “MVNO BU”, “MVNO Business Unit” or “MVNO business unit”) which included the sale of voice and data services provided by the incumbent mobile operator China Unicom and certain traditional telephony business activities. As of December 31, 2018, the Company owned a 75% interest in the MVNO BU via a variable interest entity (“VIE”) contractual structure of Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel” or “Yuantel Telecom”) which operated the MVNO BU. The Company executed agreements, and amendments thereof, to sell all of its interest in the MVNO BU for RMB 108.70 million, equivalent to $15.58 million, the sale was originally scheduled to be completed by the end of 2019. Due to an on-going investigation by the Yunnan Public Securities Bureau, as described in “Item 4. Information on the Company” below, the Company received only $5.98 million from the buyers within the year ended December 31, 2019, the Company, then amended the agreement with the another third-party buyers (the “New Buyers”) of Yuantel as of September 1, 2020 to sell the remaining percentage of Yuantel owned by the Company for $4.54 million, of which approximately $0.4 million were received and the balance of $4.14 million was to be received by September 30, 2020, which was later postponed to October 2020 by both parties. The Company received the last payment of $1.2 million on October 27, 2020, and completed the disposition of Yuantel on October 29, 2020. The New Buyers also purchased the ownership of Yuantel that was first sold to other purchasers in 2019. Due to this transaction, the Company’s financial statements for the year ended December 31, 2020 and prior years for comparison purposes, are presented with the MVNO BU as discontinued operations. The Company opted for the rule that only three years of operating results are required to be presented in accordance with the applicable regulations of the British Virgin Islands.

	Fiscal Years Ended December 31,
Consolidated Statements of Income and Comprehensive Income Data:	2018	2019	2020
	($’000)
Net revenues	128,420	98,958	26,751
Gross profit (loss)*	(6,023)	569	1,596
Operating expenses**	(60,825)	(31,578)	(42,216)
Other operating income	180	1,854	-
Operating income (loss)	(66,668)	(29,155)	(40,620)
Income (loss) from continuing operations, before income taxes	(68,727)	(32,532)	(35,683)
Income tax (expense) benefit	(331)	949	(406)
Net income (loss) from continuing operations	(69,058)	(31,583)	(36,089)

Discontinued operations
(Loss) income from discontinued operations, before income taxes	(1,300)	(4,151)	1,302
Income tax benefit (expense)	(1,640)	-	-
(Loss) income from operations of discontinued entities	(2,941)	(4,151)	1,302

Net income (loss)	(71,999)	(35,734)	(34,787)

(*

Gross profit for 2018 included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018, due to uncertainty in collectability and resulted in a negative gross margin. Such unusual treatment for the hardware cost of goods did not happen for 2019. For the year 2020, cost of goods included $3.2 million of hardware costs from projects that were cancelled due to the COVID-19 pandemic.)

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
(**

Operating expenses for 2020 included stock based compensation of $20.0 million and non-recurring penalties of $1.1 million, and a contingency loss of $3.1 million from the disposal of a business unit.)

	Fiscal Years Ended December 31,
Consolidated Balance Sheets Data:	2019	2020
	($’000)
Cash and cash equivalents	1,001	3,044
Restricted cash	5,011	37
Accounts receivable, net	1,699	944
Inventories	4,543	2,675
Property, plant and equipment, net	241	152
Total assets	56,798	29,352
Total liabilities	105,503	91,593
Total shareholders’ equity (deficit)	(48,705)	(62,241)

Held for sale assets and liabilities

The Company decided to sell Yuantel, our MVNO BU, or the Consolidated VIEs, which operations were classified as discontinued operations, and the assets and liabilities were classified as held for sale for the years 2018 and 2019. The sale was finally completed as of October 29, 2020.

	As of December 31,
	2019	2020
	($’000)
Carrying amounts of major classes of assets included as part of the assets held for sale
Cash and cash equivalents	1,528	-
Restricted cash	768	-
Accounts receivable	1,614	-
Receivable from MVNO franchisees	374	-
Inventories	210	-
Prepaid expenses and other current assets	1,503	-
		-
Current assets held for sale	5,997

Property and equipment, net	719	-
Intangible assets, net	7,786	-
Goodwill	689	-
Deferred tax assets	-	-
Other non-current assets	1,111	-

Non-current assets held for sale	10,305	-

Total assets of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	16,302	-

Carrying amounts of major classes of liabilities included as part of liabilities held for sale
Accounts payable	6,317	-
Accrued expenses and other payables	9,715	-
Amounts due to continuing operations	933	-
Advances from customers	4,018	-
Deferred revenues	-	-
Short-term bank borrowings	-	-
Current liabilities held for sale	20,983	-

Deferred tax liabilities	1,750	-
Deferred revenues non-current	-	-

Non-current liabilities held for sale	1,750	-

Total liabilities of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	22,733	-

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Since February 2020, we have experienced reductions and cancellations of orders due to effects of the COVID-19 pandemic on the demand from certain of our customers. We expect this negative effect on global business activities will continue to have pressure on the Company’s sales as the pandemic environment persists and perhaps even post the pandemic. In addition, since our operations span the United States, India, China and South Korea, international and intra-country travel restrictions will continue to hamper our operations and have negative effects including delays and uncertainties on our supply chain delivery schedules and our abilities to secure financing for our working capital needs. We expect the impacts of COVID-19 to have an adverse effect on our business, financial condition and results of operations. Our revenue for the year 2020 was negatively impacted by the pandemic by as much as a reduction of 73.0% as compared to 2019; and our ability to obtain debt financing or raise equity-based capital may not be adequate for the Company’s current operations. As the assessable risks due to COVID-19 change in India and China, our operations can be affected, including due to the restrictions from accessing office facilities and limitations on domestic travels which can hamper our ability to efficiently manage the manufacturing of products since our contracted factories are located over various cities in China.

As our sales were negatively impacted by the pandemic in 2020, we cut back our operational costs by reduction of approximately 20% of our workforce in India and 40% of our headcount in China. We constantly evaluate our financial position according to changes in the international business environment and depending on forecast of orders from our customers in the near future, we may further reduce staffing as necessary.

Also as a result of stringent cash flows as of the date of filing of this annual report and given that the pandemic situation is foreseeable to last through a substantial part of the year of 2021, we will postpone further investment into the acquisition target of KADI and we are in negotiation with the owners of KADI to decrease our potential ownership percentage in their company.

Risks Related to our Business and Industry

We incurred loss and total cash outflows from operations, and we had a deteriorated net current assets position. There is substantial doubt about our ability to continue as a going concern.

As of December 31, 2020, we had cash and cash equivalents of approximately $3.08 million and generated a net loss from continuing operations of approximately $36.09 million and cash outflows for continuing operations of approximately $5.23 million for the year then ended. We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will use the cash inflows including short-term supply chain financing, advances from customers and financing possibilities from financial institutions, and cash from the sale of our MVNO business unit. However, there is no guarantee such financing mechanism will be available at terms acceptable to us.

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

We were in default of the agreements governing outstanding loan facilities as of December 31, 2020 and although these defaulted loans were completely paid off as of February 17, 2021, we may become in default with loans in the future and the following risks will reappear.

Covenants governing our loan facilities restrict, among other things, our ability to:

●	pay dividends or distributions, repurchase or redeem equity;

●	incur or permit to exist any additional indebtedness or liens;

●	guarantee or otherwise become liable with respect to the obligations of another party or entity;

●	acquire any assets, except in the ordinary course of business, or make any investments; and

●	sell all or substantially all of our assets.

Our ability to comply with these provisions may be affected by events beyond our control. Any defaults under our future loan agreements could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt. The ability to make payments of principal and interest on indebtedness will depend on our financial condition, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If sufficient cash flow is not generated from operations to service such debt, we may be required, among other things, to:

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

The Company entered into agreements on December 14, 2020 with PFG and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA will purchase approximately $18 million of debt in tranches. As of February 10, 2021, LMFA completed the purchase of $17.87 million of principal, accrued interest and applicable fees (the “Debt”), converted into and sold all 22.73 million shares of the Company’s ordinary shares by February 10, 2021. With the Company settling another $1.27 million of Debt directly with the senior lender by the issuance of 1.51 million shares on February 17, 2021 which the senior lender subsequently sold, the Company’s defaulted Debts with the senior lender totaling $19.14 million have been eliminated since then.

We have more current liabilities than current assets as of December 31, 2020.

Our balance sheet as of December 31, 2020 showed current assets of $23.87 million and current liabilities of $86.81 million. Although profit margin improvements coupled with better financing facilities in future periods may reverse this situation, there is no assurance of how long this situation may remain or if we can ever achieve healthier liquidity ratios. If this situation persists for too long, it will hamper the Company’s ability to operate effectively and will likely create pressure on the market price of our ordinary shares.

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

We have derived and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top five customers accounted for 74.8%, 87.2% and 88.2% of our net revenues in 2018, 2019 and 2020, respectively.

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

From our inception in 2007 through 2014, we focused primarily on providing our Android+ software platform solutions to mobile chipset manufacturers, mobile device OEMs and mobile operators as well as complete product solutions of mobile connected devices for enterprise and consumer applications. In 2014, after acquiring Yuantel, we entered into the MVNO business. However, the success of these businesses depends on many factors, including timely and successful research and development, pricing, market and consumer acceptance of such new products and the product offerings of our competitors. If new product offerings are not successful, our revenue growth will suffer and our results of operations may be harmed. In November 2018, our board of directors approved the sale of the MVNO business unit, and we entered into agreements with buyers in February 2019 to sell all of the Consolidated VIEs that hold the MVNO operation. Due to an investigation into several individuals employed by the MVNO business unit as described in “Item 4. Information of the Company” below, only partial sales proceeds were received in 2019. The Company executed a new agreement with the buyers of the MVNO business unit as of September 1, 2020 and the balance of the sales proceeds was received by October 29, 2020 and the sale was deemed completed on the same date.

For our MVNO business unit that we classified as discontinued operation due to the sale of this unit which was finalized by October 29, 2020, prior to its sale we provided mobile communication services as a mobile virtual network operator in China. The current license to operate such services is based on an MVNO license issued to us in July 2018 by the Ministry of Industry and Information Technology of China (“MIIT”) which is valid until July 12, 2023.

The ability of our MVNO to provide mobile communication services in China was based on the license granted by MIIT. The MIIT issued a Notice on the Official Commercial Use of Mobile Communication Resale Business (the “Official Notice”) on April 28, 2018, which took effect on May 1, 2018. The Official Notice requires an enterprise that has obtained a trial license, for which we did in 2014, to execute commercial contracts with a basic telecommunications company and apply for the telecommunications business license to replace the trial license. The Pilot Enterprise is allowed to continue to carry out its MVNO business during such application period. According to the Official Notice, the Pilot Enterprise will be ordered to terminate its MVNO business under certain circumstances, including (1) termination of cooperation between the Pilot Enterprise and the basic telecommunications enterprise resulting in Pilot Enterprise’s failure to operate its business; (2) failure to obtain the telecommunications business license within 2 years of the date of promulgation of the Official Notice; (3) occurrence of serious telecommunication fraud cases or malignant group accidents due to the Pilot Enterprise’s malpractice. In addition, the Official Notice requires the MVNO enterprise to establish network security management systems, deploy corresponding management personnel, implement the real-name registration for telephone users, protect users’ personal information, effectively implement the prevention and crackdown of communication information fraud, and standardize its user service agreements and financial management systems. We submitted our application for the official MVNO license, and in July 2018, the MIIT issued the MVNO license to us which will expire on July 12, 2023.

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

We face intense competition from onshore and offshore third party software providers in the Android platform and software market, and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

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

The investigation into Yuantel.

As described in “Item 4. Information on the Company” below, there is an on-going investigation by the Yunnan Public Security Bureau in connection with the former president, the operating officer, and one former employee of Yuantel, our MVNO Business Unit (accordingly, the “Investigation”). It is still not known as of the date of filing of this report, whether results from this investigation may or not have any significant adverse effects over the Company as a result of events which occurred prior to our sale of the MVNO BU, which may include fines and certain limitation of its activities. We completed the sale on October 29, 2020. However, at this point, it is not entirely clear whether or not, the Company may have any liabilities arising from events which occurred prior to our sale. The on-going investigation by the Yunnan Public Security Bureau has been focused on the individual level only and has not named the Company or Yuantel as accused in any way as of the filing of this annual report. Management assessed that the investigation may not have any impact on Yuantel’s abilities to operate under the MVNO license.

In September 2019, the Bureau issued official orders and detained three individuals, including the president of Yuantel at that time, who was placed under arrest at the Panlong District First Detention Center, under suspicion of failure to administer information network security, this individual has not been formally charged as of the date of this report; the operating officer of Yuantel who was released on bail but may be summoned in the future for further investigations; and one former employee. Neither, the Company nor any of its subsidiaries were named in the case, and no official notice has been received by the Company as of the date of filing of this annual report in connection with this investigation. There was approximately $0.3 million retained by the buyer regarding disposal of Yuantel. It was due to the possibility of Yuantel being charged with penalties in the Yunnan Public Securities Bureau’s investigation on the previous executives. If Yuantel is fined, the penalties up to $0.3 million will be paid out from this retained amount. If there are no penalties assessed by the authorities onto Yuantel by April 30, 2021, the buyer will release the amount to the Group. The Company dismissed both employees undergoing the investigation in October 2020. For further details regarding this investigation, please see Section 4 Information on the Company, page 40-41 “Investigation into the MVNO Business Unit.”

Potential dispute on the ownership of Big Cloud Network

In order to comply with PRC laws and regulations that prohibit direct foreign ownership in certain telecommunication related businesses, the Group conducted its businesses of the MVNO BU in the PRC through the use of VIE contractual agreements (the “VIE Agreements”).

The Group funds Beijing Big Cloud Network Technology Co., Ltd. (“Big Cloud Network”) through loans to the two Big Cloud Network’s shareholders, (collectively the “Nominee Shareholders”). The effective control of Big Cloud Network is held by the Group, through a series of contractual agreements between Borqs Beijing and Big Cloud Network whereby Big Cloud Network became the Consolidated VIE of the Group. Through the contractual agreements, the Group receives substantially all of the economic benefits of Big Cloud Network.

One of the nominee shareholders of Big Cloud Network denied his entrustment relationship with the Group and claimed his rights and interests proceeds of the disposal of Yuantel. Although there were agreements between the Group and the nominee shareholder, there was no direct evidence to show the entrustment relationship between both parties, which may not be supported by the existing PRC laws and regulation. As a result, the Group assessed it was probable a loss would be incurred. The Group estimated a loss ranged from $3.2 million to $3.6 million based on the best estimate of the information available. Because of there was no amount within the range would be a better estimate than any other amount, the minimum amount in the range of $3.2 million recorded as a contingent liability as of December 31, 2020. Even though the minimum amount in the range is not necessarily the amount of loss that will be ultimately determined, it is not likely that the ultimate loss will be less than the minimum amount. The ultimate amount could result in a loss of up to $0.4 million in excess of the amount accrued.

We may undertake acquisitions, investments, joint ventures or other strategic alliances in the future, which could expose us to new operational, regulatory and market risks. In addition, such future and past undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

We intend to grow both organically by expanding our current business lines and geographic coverage and through acquisitions, investments, joint ventures or other strategic alliances if the appropriate opportunities arise. These potential business plans, acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. In addition, we may not be able to identify suitable future acquisition or investment candidates or joint venture or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, investments or alliances, including but not limited to the proposed KADI acquisition, we may not be able to implement our strategies effectively or efficiently. As discussed above in this report, due to stringent cash flows as of the filing of this annual report and the pandemic situation foreseeably lasting through a substantial part of year 2021, we will postpone further investment into the acquisition target of KADI and we are in negotiation with the owners of KADI to decrease our ownership percentage in KADI. For the acquisition of Colmei and Crave, since both of these companies are insolvent, we have ceased to make additional payments for ownership and have written off the value of the equity we paid to the owners previously.

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

Our customers generally retain us on a project-by-project basis in connection with specific projects rather than on a recurring basis under long-term contracts. Historically, a significant portion of our net revenues has been comprised of software fees, relating to one-time research and engineering work performed for customers. For 2018, 2019 and 2020, our net revenues from software fees were $9.5 million, $14.7 million and $10.6 million, respectively, representing 7.4%, 15.0% and 39.5% of total net revenues, respectively. Although a significant amount of our net revenues are generated from repeat business, which we define as revenues from a customer who also contributed to our revenues during the prior fiscal year, our engagements with our customers are typically for individual projects that are often on a non-exclusive, project-by-project basis. In addition, a majority of our customer contracts from which we generate product fees can be terminated by customers with or without cause. There are many factors outside of our control that might lead customers to terminate a contract or project with us, including, among others:

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

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the British Virgin Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, India and Brazil, with branch offices in Japan and South Korea. In addition, one of our growth strategies is to further expand our business in Europe and into the United States. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

●	significant currency fluctuations between the Renminbi and the U.S. dollar and other currencies in which we transact business;

●	difficulty in identifying appropriate mobile chipset manufacturers, mobile device OEMs, mobile operators and/or joint venture partners, and establishing and maintaining good relationships with them;

●	legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

●	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

●	adverse effect of inflation and increase in labor costs;

●	current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

●	general global economic downturn;

●	for 2019, our revenues were 63.9% concentrated with one customer in India, and the financial status of this customer together with the state of the Indian economy can greatly affect our business;

●	for 2020, our revenues were 41.9% concentrated with one customer in the U.S., and the financial status of this customer together with the state of the U.S. economy can greatly affect our business;

●	unexpected changes in political environment and regulatory requirements; and

●	terrorist attacks and other acts of violence or war.

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

To continue listing our ordinary shares on The Nasdaq Stock Market, we are required to demonstrate compliance with Nasdaq’s continued listing requirements, particularly the requirement to maintain a minimum number of holders (300 round-lot holders). We were previously not in compliance with Nasdaq’s listing requirement to have at least 300 round-lot shareholders but regained compliance with this requirement on April 12, 2018 by implementing a restricted shares purchase program with eligible employees of Borqs Software Solutions Private Ltd., our wholly-owned subsidiary in India, pursuant to which 222 employees voluntarily purchased an aggregate of 29,170 ordinary shares at a purchase price of $9.40 per share. Program participants paid for their purchase of shares by having the purchase amounts deducted from their regular compensation on March 23, 2018. On April 12, 2018, Nasdaq informed us that we had regained compliance with the listing requirement of 300 round lot holders and that our ordinary shares would continue to be listed on Nasdaq.

On December 11, 2017, Nasdaq advised the Company that it had determined to delist the Company’s public warrants. Our public warrants have been trading on the OTC Markets system under the symbol “BRQSW” since October 23, 2017. Our ordinary shares have continued to trade on Nasdaq regardless of the Panel’s decision to delist our public warrants.

On May 17, 2019, we received a notification from the Listing Qualifications Department of Nasdaq indicating our non-compliance with Nasdaq Listing Rule 5250(c)(1) due to our failure to timely file our Annual Report on Form 20-F for fiscal year 2018.

On January 9, 2020, the Nasdaq Hearings Panel issued its decision (“Decision”) to grant our request for continued listing on Nasdaq, subject to the conditions that: (i) on or before January 23, 2020, we had informed the Panel that the Company’s independent auditor had completed its audit of our financial statements for fiscal year 2018; and (ii) on or before March 1, 2020, we had filed with the Securities and Exchange Commission (the “SEC”) the annual report for fiscal year 2018 in order to regain compliance with Nasdaq Listing Rule 5250(c)(1). As a result of the Decision, during this period our ordinary shares continued to trade on Nasdaq under symbol “BRQS”.

On January 17, 2020, we received a letter from the Nasdaq Listing Qualifications Staff (the “Staff”) in which the Staff intended to delist the Company’s securities from The Nasdaq Capital Market based upon our failure to hold our annual general meeting of shareholders in 2019 as a result of our inability to file the annual report for fiscal year 2018.

Pursuant to Nasdaq Listing Rule 5250(d)(1), a listed company is required to distribute its annual report to its shareholders, either by mailing, posting to the company’s website, or by other internet posting consistent with Rule 14a-16 of the Securities and Exchange Act of 1934. Consistent with past practice, promptly after the filing of the annual report with the SEC, we mailed a copy of the annual report together with our proxy materials for an annual general meeting of shareholders.

On February 4, 2020, we filed our annual report for the year ended December 31, 2018 and on March 9, 2020, we held our annual general meeting of shareholders.

On March 10, 2020, we received a letter from the Nasdaq Office of General Counsel notifying that the Company had regained compliance with the periodic filing and annual shareholder meeting requirements.

Due to the COVID-19 pandemic, we were unable to file the annual report for the year ended December 31, 2019 by the deadline of June 30, 2020; and on July 9, 2020 we received a delisting determination letter from the Staff notifying the Company that due to the non-filing of the annual report, our ordinary shares were subject to delisting from the Nasdaq Capital Market. We filed an appeal of Nasdaq’s determination to delist, and a hearing was held on August 27, 2020. On September 14, 2020, we received a letter from Nasdaq informing us that the Panel had decided to grant the Company’s request to remain listed on Nasdaq on the condition that we had filed the 2019 annual report on form 20-F by September 30, 2020 which we did.

On October 2, 2020, we received a letter from the Nasdaq Office of General Counsel notifying that the Company had regained compliance with the Nasdaq Listing Rule 5250(c)(1).

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

After arbitration hearings held in May 2018, on November 27, 2018, the International Chamber of Commerce notified the Company of its decision and issuance of an arbitration award (the “Award”), which the Company received on November 29, 2018. Pursuant to the Award, the Company was obligated to pay Samsung an aggregate of $2,546,401 plus an interest of 9% per annum starting May 16, 2018 until full payment is paid. Samsung was also awarded its attorney’s fees and expenses in the aggregate amount of approximately $1.73 million. The Company has reached an agreement with Samsung for settling the payments due to Samsung by making 24 monthly payments beginning in April 2019. The Company has pledged $5 million worth of ordinary shares in escrow as security for the payments and in the event that the Company is in default of the scheduled payments, Samsung has the right to seize the escrow shares. If we fail to make timely payments to Samsung, we may be subject to additional potential litigation damages resulting in a material adverse impact to the Company. Due to cash flow constraints resulting from the COVID-19 pandemic, we have not made additional payments to Samsung in the year 2020, and are seeking alternative means to pay off this liability including via the issuance of shares to Samsung.

If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are required to evaluate the effectiveness of disclosure controls and procedures and internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis; and a “significant deficiency” is less severe than a material weakness in that it is unlikely to have a material impact on financial statements but is important enough to merit attention by those responsible for oversight of the company’s financial reporting. Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2020. In the years ended December 31, 2020 and 2019, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

During 2018, the Company began to seek for professional services for U.S. GAAP and SEC financial reporting related matters. The Company made efforts in recruitment and hired a financial reporting controller and an accounting manager in 2018. In addition, the Company identified a qualified external professional consultant for a senior financial and reporting role from its selection process in 2018, and the individual officially joined the Company as a financial director in January 2019. We have taken multiple steps to implement measures designed to improve our internal control over financial reporting to remediate the material weakness and hence our management concluded that the material weakness was being mitigated as of December 31, 2019 by multiple factors including: (a) hiring of a financial director with over 15 years of US GAAP audit experience in 2019 to help set up workflows for the strengthening of internal controls and preserving accuracy in preparing consolidated financial statements, (b) hiring of a senior manager of finance who is a licensed accountant from Australia and has US GAAP reporting experience with several firms before joining our Company; and (c) since December 2018, our Chairperson of the Audit Committee, a member of the Washington State board of Accountancy since the year 1989, has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations. In addition, we plan to take a number of other measures to strengthen our internal control over financial reporting, including (i) continuing to hire additional qualified professionals with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters; (ii) organizing regular training for our accounting staffs, especially the trainings related to U.S. GAAP and SEC reporting requirements; and (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. Due to the COVID-19 pandemic, it was difficult for the Company to hire additional finance and accounting staff.

As of December 31, 2020, management had identified two significant deficiencies relating to the information technologies (“IT”) controls in our MVNO (discontinued) business.

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

Following the identification of the significant deficiencies, we planned to take measures to remediate by i) negotiating with the incumbent operator to allow access to data older than six months, and ii) incorporating control mechanisms within the MVNO management and out-sourced developers. For more details about remediation, see “Item 15. Controls and Procedures”. Our failure to correct the significant deficiencies and control the deficiencies or our failure to discover and address any other weakness or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements. As a result, our business, financial condition, results of operations and prospects, as well as the market price of our ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

We believe that the Company’s financial reporting persons possess significant US GAAP experience to be a valuable resource for us with respect to financial reporting work. We believe we have adequate personnel with knowledge and experience with US GAAP for the preparation of our annual report for the year 2020. Since December 2018, our Chairperson of the Audit Committee has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations. The Chairperson of the Audit Committee has been a member of the Washington State Board of Accountancy since the year 1989. However, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the market price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Doing Business in China

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct a significant part of our business operations in China, and a majority of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business growth. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. China’s social and political conditions may also not be as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

In the year ended December 31, 2020, we derived about 20.3% of our revenues from customers located in India. In May 2020, skirmishes occurred over the Sino-Indian border and the relationship between the two countries has been in distress. Although there had been no official statements from either governments that directly affected commercial activities between the two countries, tension may escalate in the future to have a negative impact on our businesses.

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

On January 15, 2020, the United States and China executed an enforceable agreement on a Phase One trade deal that requires structural reforms and other changes to China’s economic and trade regime in the areas of intellectual property, technology transfer, agriculture, financial services, and currency and foreign exchange. The Phase One agreement also includes a commitment by China that it will make substantial additional purchases of U.S. goods and services in the coming years. Importantly, the agreement establishes a strong dispute resolution system that ensures prompt and effective implementation and enforcement. The United States agreed to modify its Section 301 tariff actions in a significant way. The United States first imposed tariffs on imports from China based on the findings of the Section 301 investigation on China’s acts, policies, and practices related to technology transfer, intellectual property, and innovation. The United States will be maintaining 25 percent tariffs on approximately $250 billion of Chinese imports, along with 7.5 percent tariffs on approximately $120 billion of Chinese imports.

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

We and our PRC resident employees who participate in our employee stock incentive plans are subject to these regulations. If we or our PRC option grantees fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. We started to process the SAFE application for our employee stock option plan during fiscal 2021.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise, or a FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If a FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the Ministry of Commerce before being established. A FIE is prohibited from conducting business in an industry subject to foreign investment “prohibitions” in the “negative list”. However, a FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

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

Although our MVNO business unit was classified as discontinued operation due to a sale that was completed as of October 29, 2020, prior to the completion of the sale our contractual arrangements may not be as effective in providing control over the variable interest entity as direct ownership.

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

One of the nominee shareholders of Big Cloud Network denied his entrustment relationship with the Group and claimed his rights and interests proceeds of the disposal of Yuantel. Although there were agreements between the Group and the nominee shareholder, there was no direct evidence to show the entrustment relationship between both parties, which may not be supported by the existing PRC laws and regulation. As a result, the Group assessed that a probable loss could be incurred.

Although our MVNO business unit was classified as discontinued operation due to a sale that was completed as of October 29, 2020, prior to the completion of the sale any failure by our variable interest entity or our equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

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

One of the nominee shareholders of Big Cloud Network denied his entrustment relationship with the Group and claimed his rights and interests proceeds of the disposal of Yuantel. Although there were agreements between the Group and the nominee shareholder, there was no direct evidence to show the entrustment relationship between both parties, which may not be supported by the existing PRC laws and regulation. As a result, the Group assessed that a probable loss could be incurred. The Group estimated a loss ranged from $3.2 million to $3.6 million based on the best estimate of the information available. Because of there was no amount within the range would be a better estimate than any other amount, the minimum amount in the range of $3.2 million recorded as a contingent liability as of December 31, 2020. Even though the minimum amount in the range is not necessarily the amount of loss that will be ultimately determined, it is not likely that the ultimate loss will be less than the minimum amount. The ultimate amount could result in a loss of up to $0.4 million in excess of the amount accrued.

Although our MVNO business unit was classified as discontinued operation due to a sale that was completed as of October 29, 2020, prior to the completion of the sale we may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our variable interest entity, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

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

Although our MVNO business unit was classified as discontinued operation due to a sale that was completed as of October 29, 2020, prior to the completion of the sale the equity holders, directors and executive officers of the variable interest entity, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with us.

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

Although our MVNO business unit was classified as discontinued operation due to a sale that was completed as of October 29, 2020, prior to the completion of the sale the contractual arrangements with our variable interest entity may be subject to scrutiny by the PRC tax authorities. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore substantially reduce our consolidated net income and the value of your investment.

The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the variable interest entity or their equity holders owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our variable interest entity, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or variable interest entity and/or variable interest entity equity holders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase. The amount of current income tax liability  related to disposal of Yuantel was approximate $0.7 million. The Group expected to pay the related income tax within year 2021.

Risks Related to the Electric Vehicle Industry

Future growth is dependent upon consumers’ willingness to adopt electric vehicles.

Due to our contemplated acquisition of a potential controlling position of KADI, our future prospects are highly dependent upon the timing and pace of consumer adoption of alternative fuel vehicles in general and electric vehicles in particular. The market for alternative fuel vehicles is relatively new and rapidly evolving, characterized by rapidly changing technologies, price and product competition, newly-emerging competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for electric vehicles in China does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. As of the filing of this annual report, the acquisition has not yet been completed due to complication in the change of ownership at the local jurisdiction. We are working with the owners of KADI and the local authorities, and we may have to resolve to own less than the original intended target of 60% of KADI. Further, due to the financial impact on the Company by the COVID-19 pandemic and that our flow of cash was stringent in year 2020, we have determined to postpone further investment into the acquisition target of KADI and we are in negotiation with the owners of KADI to decrease our ownership percentage in their company.

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

Risks Related to Our Recent Transactions

The terms of our previously announced KADI acquisition may subject to change or rescission.

Certain commercial registrations with the local jurisdictions regarding our acquisition of KADI have not been completed as of the date of the report. If such filings cannot be completed with local government agencies in a reasonable time frame, it may affect our ability to capture the KADI business. Due to certain changes in the electrical vehicle industry and its technologies, such as increases in component pricing, both the Company and KADI have an interest in amending the agreement signed as of December 15, 2018. As discussed above in this report, due to stringent cash flows as of the filing of this annual report due for the most part to the pandemic situation which is foreseeable to last through the remainder of year 2021, we will postpone further investment into the acquisition target of KADI, our intended acquisition of KADI has not been completed and we are in negotiation with the owners of KADI to decrease our potential ownership percentage of their company.

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

Risks Related to Our Securities

We have a substantial number of convertible securities outstanding. The exercise of our outstanding options and conversion of our outstanding convertible notes can have a dilutive effect on our common stock.

We have a substantial number of convertible securities outstanding. The exercise of our outstanding options and conversion of our outstanding convertible notes can have a dilutive effect on our common stock. As of April 15, 2021, we had (i) outstanding options to purchase approximately 3.25 million shares of our common stock at a weighted average exercise price of $1.25 per share, (ii) outstanding warrants to purchase approximately 0.4 million shares at a weighted average exercise price of $5.36 per share and (iii) outstanding convertible notes that, upon conversion without regard to any beneficial ownership limitations, would provide note holders with an aggregate of 19.7 million shares of our common stock; and warrants which upon exercise without regard to any beneficial ownership limitations or advance conversion notice, would provide the holders with an aggregate of 17.8 million shares of our common stock. The issuance of shares of common stock upon exercise of outstanding options and or conversion of outstanding convertible notes could result in substantial dilution to our stockholders, which may have a negative effect on the price of our common stock.

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

In November 2018, the Company’s board of directors approved the plan to dispose all of its tangible and intangibles assets related to Yuantel, our MVNO BU, the Consolidated VIEs through a series of agreements, signed in November 2018 and February 2019, with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”) and Jinggangshan Leiyi Venture Capital LLP (“JGS Venture”). According to the agreements, all of the Company’s 75% equity interest in Yuantel would be disposed at a consideration of RMB108.7 million. The Company received only $5.98 million from the buyers within the year ended December 31, 2019, the Company, then amended the agreement with the another third-party buyers (the “New Buyers”) of Yuantel as of September 1, 2020 to sell the remaining percentage of Yuantel owned by the Company for $4.54 million, of which approximately $0.4 million were received and the balance of $4.14 million was to be received by September 30, 2020, which was later postponed to October 2020 by both parties. The Company received the last payment of $1.2 million on October 27, 2020, and completed the disposition of Yuantel on October 29, 2020. The New Buyers also purchased the ownership of Yuantel that was first sold to other purchasers in 2019. The disposal of the Consolidated VIEs represents a strategic shift for the Company and has a major effect on the Company’s results of operations. Accordingly, assets and liabilities related to the Consolidated VIEs were reclassified as held for sale as the carrying amounts would be recovered principally through the sale and revenues, and expenses related to the Consolidated VIEs were reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2019 and 2020 and consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 were adjusted to reflect this change. There was no gain or loss recognized on the reclassification of the discontinued operations as held for sale. The sale of the MVNO business unit was finally completed as of October 29, 2020.

In the years ended December 31, 2018, 2019 and 2020, Borqs generated 96.7%, 98.3% and 98.4% of its Connected Solutions BU revenues from customers headquartered outside of China and 3.3%, 1.7% and 1.6%   from customers headquartered in China. As of December 31, 2020, Borqs had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 17 million units worldwide. The discontinued MVNO BU generated all of its revenue from China.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2020, 234 out of the 286 persons under our employ were technical professionals dedicated to platform research and development and product specific customization.

The following customers accounted for near 10% or more of our total revenues, not including discontinued operations, for the years indicated:

2020	GreatCall, Inc.	41.9%
	ECOM Instruments	23.1%
	Qualcomm India Ltd.	14.4%

2019	Reliance Retail Limited	63.9%
	GreatCall, Inc.	7.8%

2018	Reliance Retail Limited	59.6%
	E La Carte, Inc.	8.0%

History and Development of the Company

Corporate Organizational Chart

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and un-consolidated minority interests in certain entities as of the date of this report. The corporate organization chart reflects our completed sale of the MVNO BU which removed the VIE structure by which it was held.

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

Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel” or “Yuantel Telecom”), a company established under the laws of the PRC in 2004, engages in MVNO services and is 95% owned by Yuantel (Beijing) Investment Management Co., Ltd., which is 79% owned by Beijing Big Cloud Network Technology Co., Ltd. (“BC-NW”) resulting in an ownership of 75% of Yuantel by the Company as of December 31, 2018. BC-NW is 100% beneficially owned and controlled by Borqs International through contractual control arrangements. The board of directors approved of the sale of Yuantel which was originally scheduled to be completed by the end of 2019. The agreement with the one of the buyers was further amended for the closing of the sale to be completed by October 20, 2020. In the year 2019, the Company received partial payment for the sale, and as of December 31, 2019, the Company owned 45% of Yuantel. On September 1, 2020, the Company executed a new agreement with the buyers and the sale was completed as of October 29, 2020. The Company received only $5.98 million from the buyers within the year ended December 31, 2019, the Company, then amended the agreement with the another third-party buyers (the “New Buyers”) of Yuantel as of September 1, 2020 to sell the remaining percentage of Yuantel owned by the Company for $4.54 million, of which approximately $0.4 million were received and the balance of $4.14 million was to be received by September 30, 2020, which was later postponed to October 2020 by both parties. The Company received the last payment of $1.2 million on October 27, 2020, and completed the disposition of Yuantel on October 29, 2020. The New Buyers also purchased the ownership of Yuantel that was first sold to other purchasers in 2019.

One of the nominee shareholders of Big Cloud Network denied his entrustment relationship with the Group and claimed his rights and interests proceeds of the disposal of Yuantel. Although there were agreements between the Group and the nominee shareholder, there was no direct evidence to show the entrustment relationship between both parties, which may not be supported by the existing PRC laws and regulation. As a result, the Group assessed that a probable loss could be incurred. The Group estimated a loss ranged from $3.2 million to $3.6 million based on the best estimate of the information available. Because of there was no amount within the range would be a better estimate than any other amount, the minimum amount in the range of $3.2 million recorded as a contingent liability as of December 31, 2020. Even though the minimum amount in the range is not necessarily the amount of loss that will be ultimately determined, it is not likely that the ultimate loss will be less than the minimum amount. The ultimate amount could result in a loss of up to $0.4 million in excess of the amount accrued.

Borqs Chongqing Ltd., a wholly foreign owned enterprise established under the laws of the PRC in 2019, engages in supply chain management and is 100% owned by Borqs Hong Kong Limited.

Borqs Technology USA, Inc., a corporation formed in the State of Nevada in July 2019, is 100% owned by Borqs International.

For additional information, see Note 1 in our consolidated financial statements.

Business Units

We have two business units (“BU”), Connected Solutions and MVNO. The Connected Solutions BU develops wireless smart connected devices and cloud solutions. The MVNO BU, which we are in the process of phasing out, operates a mobile virtual network in China that provides a full range of 2G/3G/4G mobile communication services at the consumer level and some traditional commercial telephony services. In November 2018, the Company’s board of directors approved the plan to dispose all of its tangible and intangibles assets related to the Consolidated VIEs through a series of agreements, signed in November 2018 and February 2019, with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”) and Jinggangshan Leiyi Venture Capital LLP (“JGS Venture”). The consolidated balance sheets as of December 31, 2019 and 2020 and consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 have been adjusted to reflect this change. There was no gain or loss recognized on the reclassification of the discontinued operations as held for sale. The disposal transaction was completed as of October 29, 2020. The Company received only $5.98 million from the buyers within the year ended December 31, 2019, the Company, then amended the agreement with the another third-party buyers (the “New Buyers”) of Yuantel as of September 1, 2020 to sell the remaining percentage of Yuantel owned by the Company for $4.54 million, of which approximately $0.4 million were received and the balance of $4.14 million was to be received by September 30, 2020, which was later postponed to October 2020 by both parties. The Company received the last payment of $1.2 million on October 27, 2020, and completed the disposition of Yuantel on October 29, 2020. The New Buyers also purchased the ownership of Yuantel that was first sold to other purchasers in 2019.

Borqs provides Connected Solutions’ customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform consists of three major components: the latest commercial grade Android software that works with particular mobile chipsets, functionality enhancements of the open source Android software and mobile operator required services. Based on the BorqsWare Client Software platform, customers may require Borqs to provide further customization based on their specific market needs. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices. The BorqsWare Server Software provides software necessary for upgrades, charging and various APIs that enhance the customers’ services. Based on BorqsWare Server Software service platform, customers may require us to provide further customization based on their specific needs.

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

As of the filing of this annual report, we are still in the process of completing certain commercial registrations in connection with this acquisition at the local jurisdictions where KADI operates. Due to the inability of KADI to effectively change the ownership registration at the local government authorities which thereby delayed the closing of the acquisition, we have withheld further payments of cash and shares accordingly. Because of changes in the electrical vehicle industry and its technologies, such as pricing of components, both the Company and KADI see the need to amend the agreement signed as of December 15, 2018. The resulting amendments, if reachable between the parties, may change the percentage of ownership of KADI by Borqs; or if agreeable amendments cannot be reached, Borqs may enforce the originally signed agreement or decide to terminate the agreement and seek damages, if any, due to Borqs.

Since the beginning of 2020, the COVID-19 pandemic has caused constraints on the Company’s cash flows and the pandemic situation is foreseeable to last through the remainder of 2021. Therefore, we will postpone further investment into KADI. We are in negotiation with the owners of KADI to decrease our ownership percentage of their company.

Investigation into the MVNO Business Unit

As disclosed on Forms 6-K on September 24 and October 24, 2019, there is an on-going investigation by the Yunnan Public Security Bureau (the “Bureau”) on Yuantel, our MVNO Business Unit (the “Yuantel Investigation”). As of the date of filing of this report, neither the Company nor the MVNO Business Unit has received any correspondence from any official authority within the PRC regarding the possible outcome of the investigation.

On September 11, 2019, the Yunnan Public Security Bureau (the “Bureau”) detained the president, one employee and one former employee of Yuantel, the MVNO business unit which disposition was completed as of October 29, 2020, for questioning. Under applicable PRC laws, the Bureau has the authority to detain an individual for investigation for up to the standard procedural period of 5 weeks without filing charges. Officers of the Bureau also took copies of contracts between Yuantel and Shandong Yafeida Information Technology Co., Ltd. (“Yafeida”) and a copy of Yuantel’s accounting records.

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

The Company made a whole disposition of Yuantel, which was originally supposed to be completed by the end of year 2019. Due to the investigation referenced in the preceding paragraphs, the Company received only $6.05 million from the buyers by year end December 31, 2019 and amended the agreement with the buyers of Yuantel on September 1, 2020 to sell the remaining percentage of Yuantel owned by the Company for $4.54 million, of which approximately $0.4 million was received and the balance of $4.14 million was supposed to be received by September 30, 2020, which was later postponed to October 2020 by both parties. The transaction was completed on October 29, 2020. Due to probable ownership dispute at the VIE level discussed in the risk factors, the Company reserved the amount of $3.2 million in contingency loss due to such dispute. There was approximately $0.3 million is retained by the buyer regarding disposal of Yuantel. It was due to the possibility of Yuantel being charged with penalties in the Yunnan Public Securities Bureau’s investigation on the executives. If Yuantel is fined, the penalties up to $0.3 million will be paid out from this retained amount. If there are no penalties assessed by the authorities onto Yuantel by April 30, 2021, the buyer will release the amount to the Group.

Customers

The Company’s primary customers are mobile chipset manufacturers, mobile device OEMs and mobile operators. For the year ended December 31, 2020, GreatCall, Inc., ECOM Instruments and Qualcomm India Ltd accounted for 41.9%, 23.1% and 14.4% of our net revenues, respectively. For the year ended December 31, 2019, Reliance Retail Limited and GreatCall, Inc. accounted for 63.9% and 7.8% of our net revenues, respectively. For the year ended December 31, 2018, Reliance Retail Limited and E La Carte, Inc. accounted for 59.6% and 8.0% of our net revenues, respectively.

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

The MVNO BU serves all the domestic China market. Operating under the brand name Yuantel, the MVNO BU leverages the network coverage China Unicom, which is China’s incumbent mobile operator. Subscribers purchase prepaid services, and are charged by the amount of data consumed, minutes of voice calls made, number of text messages sent, and other value-added services (such as caller ID display) used. As needed, subscribers may refresh the mobile phone SIM card, on a pay-as-you-go basis. Each month, we pay China Unicom for the total amount of traffic (MB of data, minutes of voice call made, etc.) actually consumed by subscribers. We renewed the operating agreement with China Unicom as of January 16, 2019, which was for a two-year period until December 31, 2020.

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

The MVNO BU was sold as of October 29, 2020.

Research and Development

The Company has dedicated significant resources to research and development, with research and development centers in Beijing, China and Bangalore, India. As of December 31, 2020, 234 of our 286 employees & contractors were technical professionals dedicated to platform research and development and product specific customization. Technical professionals have diverse backgrounds and experience gained through employment with leading mobile chipset designers and manufacturers, mobile device OEMs, internet content providers and other software and hardware enterprises.

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

The Company has been granted 130 patents in China and six patents in the United States, and as of December 31, 2020 it had 18 pending patent applications in China and three pending patent applications in the United States. The Company also has 91 software copyrights and 47 trademarks registered and 17 pending trademarks in China. In addition, the Company has registered its domain name with various domain name registration services.

Competition

The Company believes that the marketplace for connected devices and MVNO solutions is highly fragmented, but that few are capable of providing an end-to-end solution with software, hardware, product realization and bundling with a SIM card with voice/data plan (via a MVNO or mobile operator). In 2018 we intended to sell the MVNO BU, and in February 2019 we signed agreements with buyers to sell all of our interest in the MVNO BU. The sale was finally completed as of October 29, 2020.

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

The Company had more than 50 customers as of December 31, 2020, including some of the world’s leading companies in the mobile industry. Its diversified customer base includes mobile chipset manufacturers, mobile device original equipment manufacturers (“OEMs”) and mobile operators. Through 2020, the Company has collaborated with more than six mobile chipset manufacturers (including Intel, Qualcomm, Marvell) and 29 connected device OEMs (including LGE, Micromax, Acer, Motorola and Vizio) to commercially launch Android-based devices in 11 countries, and more than 17 million mobile devices sold worldwide have BorqsWare software platform solutions embedded. Our products have been deployed by more than 10 service providers (including AT&T, China Mobile, Claro, Orange, Reliance Jio, Sprint, Verizon) on four continents.

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

The MVNO Business Unit as sold as of October 29, 2020.

Employees

As of December 31, 2020, we had 286 employees and contractors. None of our employees are represented by a labor union. Out of our total staff, 211 are located in Bangalore, India engaged in research and development activities, 75 are located in Beijing and other cities in China engaged in our Connected Solutions BU activities.

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

Description of Properties

The Company’s principal executive offices are located in Beijing, China. The Company leased approximately 3,600 square meters of office space pursuant to a lease that expired on August 31, 2020. The Company has signed a new lease for a smaller space beginning on September 1, 2020. The Company also occupies leased facilities of 4,400 square meters for other offices and research and development facilities in India. In addition, the company leased an existing plant of 5,500 square meters in Huzhou, and plans to gradually put it into production line for the R&D investment of 5G technology. The following table sets forth the location, approximate size and primary use and expiration date of all the Company’s materially important physical facilities as of December 31, 2020. Extension beyond the expiration of both leases will be up to negotiation with the property owners.

Locations	Approximate Size	Primary Uses	Lease Expiration Date
Beijing, China	3600 sq. meters	Principal executive office	August 31, 2020
Beijing, China	738 sq. meters	Principal executive office	Begins Sep 1, 2020 & expires Aug 31, 2022
Bangalore, India	4400 sq. meters	Research and development	May 31, 2023
Huzhou Zhejiang, China	5348 sq. meters	Research and development	Feb 18, 2024
Total	10486 sq. meters	(from September 1, 2020 onwards)

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

	For the years ended December 31,
	2018		2019		2020
	$	%	$	%	$	%
	($’000)
United States	15,663	12.2%	21,746	22.0%	13,495	50.5%
India	96,550	75.2%	69,645	70.4%	5,437	20.3%
China	4,282	3.3%	1,701	1.7%	428	1.6%
Rest of the World	11,925	9.3%	5,866	5.9%	7,391	27.6%
Net Revenues	128,420	100.0%	98,958	100.0%	26,751	100.0%

The Company’s connected solutions net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2018 to 2020, we engaged with one significant customer in India who continued to place significant orders with us in all three years.

Recent Developments

Cooperation with AWP

On December 6, 2019, the Company entered into a letter of engagement (the “Original LOE”) with American West Pacific International Investment Corp. (“AWP”). The Original LOE had a term of one (1) year, renewing automatically each year for another one (1)-year term unless terminated by one party with notice to the other. The Original LOE provides that AWP will serve as a non-exclusive representative to identify, review and advise the Company with respect to strategic alliances, including identifying strategic business and governmental contacts, partners, customers and entities which may assist or are synergistic to the Company’s business. In addition, AWP will assist the Company to identify and negotiate with sources of financing including debt and/or equity during the term of this agreement. It will be the Company’s sole decision whether it will acquire or invest in the businesses or products identified by AWP, or to proceed with any financing transaction provided for consideration to the Company through the efforts of AWP.

On January 17, 2020, the Company and AWP entered into an amended letter of engagement (the “Amended LOE”), which amends the fees to be paid to AWP. The fees to be paid to AWP include:

●	An initial cash retainer of $25,000 upon engagement.

●	A second cash payment (the “Second Cash Payment”) of $25,000 to be paid upon the delivery to and acceptance by the Company of the supporting document from an institutional party and/or bank, which such payment is to be credited against any success cash fee payable by the Company.

●	For the successful arrangement of debt financing for replacement loans the Company would pay (a) a cash success fee of 4% of the cash raised, plus (b) 4% of the value of funds raised in shares (collectively, (the “Loan Replacement Fees,” and, together with the Working Capital Financing Fees, the “Financing Fees). The fees were related to financing to be arranged by China National Technical Import & Export Corp (“CNTIC”). As of the filing of the 2020 annual report, the financing has not yet happened.

●	Ordinary shares issuable for the Financing Fees will be calculated with a per share price of $1.50.

●	Upon the execution of a Strategic Cooperation Agreement (“SCA”), (a) a cash fee equal to $25,000 plus (b) the issuance of 1,250,000 ordinary shares of the Company plus (the “Retainer Shares”) warrants (the “Retainer Warrants” and together with the Retainer Shares, the “Retainer Securities”) to purchase 1,250,000 ordinary shares of the Company, with each Retainer Warrant exercisable into one ordinary share at $2.25 per share. Each Retainer Warrant will have an expiration of 36 months, and will have a cashless exercise feature payable in ordinary shares.

●	The ordinary shares to be issued and the ordinary shares issuable upon the exercise of the warrants pursuant to the Amended LOE must be registered on a registration statement within 90 days from the execution of the SCA. Any other ordinary shares issued in connection with Amended LOE have piggy-back registration rights.

●	The Financing Fees earned in accordance with the foregoing will be credited against the Second Cash Payment.

On January 17, 2020, the SCA was executed by the Company, China National Technical Import & Export Corp. (“CNTIC”), and Genertec America Inc. The SCA provides for a strategic partnership including, without, limitation (i) CNTIC will arrange finance from Chinese financial institutions for the Company’s current purchase orders; and (ii) CNTIC will arrange financing for the Company for all of its purchase orders if they are in line with regulation of Chinese financial institutions. As of the filing of this annual report, financing from CNTIC has not occurred.

On December 30, 2020, the Company entered into a loan agreement with AWP as lender for $1 million due and payable in 6 months and has a 12% interest rate per annum. This loan is guaranteed by the Company which caused 4,000,000 ordinary shares to be issued immediately after the Company received the loan, and such shares were held in escrow at Continental Stock Transfer & Trust Company as collateral for the loan.

Account payables Settlement

In May 2020, we issued ordinary shares to settle debt due to Coming Technologies Ltd valued per agreement at a total amount of $2.0 million which comprised of:

a. $0.9 million in payables for products Borqs ordered from TianFu in the amount of $0.7 million and EPIC in the amount of $0.2 million. TianFu and EPIC in turn ordered the manufacturing of components and parts from Coming Tech. Coming Tech had delivered such products, via TianFu and EPIC, to Borqs which delivered them to Borqs’ customer in the year 2018. Borqs had recorded these amounts as accounts payable to TianFu and EPIC; and by settling the amount of $0.9 million directly with Coming Tech, we reduced our payables with TianFu and EPIC for their respective amounts.

b. $0.9 million with purchase orders placed with EPIC in January of 2020 which EPIC in turn placed with Coming Tech to manufacture the products. We determined that the project was cancelled by April 2020 most significantly due to the fact that the COVID-19 virus was spreading worldwide and turning into a pandemic, and the cancellation came prior to the delivery of our products to the customer. However Coming Tech had already manufactured the products and Borqs became liable for the total of amount of $0.9 million.

c. $0.2 million in an extra compensation to Coming Tech because the ordinary shares issued to Coming Tech were not registered and not sellable until a minimum of a 6-month holding period was satisfied.

For the year ended December 31, 2020, the Group issued ordinary shares to settle the payables of $2.0 million.

Loan Agreement with Run He

On November 27, 2020, the Company entered into a loan agreement with Run He, as lender for $1.25 million due and payable within 15 months and with a 6% interest rate per annum. The debt is convertible at borrower’s discretion into shares of the borrower valued at a 30% discount from the market price of the borrower’s ordinary shares as traded on the Nasdaq stock market. The market price is defined as the average of each of the high and low averages for the five preceding trading days prior to the date of payment.

Senior Debt Purchased by LMFA Financing LLC

The Company entered into Agreements dated December 14, 2020 with Partners For Growth which was its senior lender and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA was committed to purchase up to be approximately $18 million of debt in tranches, which when completed would eliminate substantially all of the debt with the Company’s senior lender. LMFA would convert the purchased debt into common shares of the Company, pursuant to a court order that allows the conversion shares to be issued as unrestricted securities in a transaction that is exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended.

As of February 10, 2021, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees, converted into and sold all 22.73 million shares of the Company’s ordinary shares. With the Company settling another $1.27 million of debt, accrued interest and applicable fees directly with the senior lender by the issuance of 1.51 million shares on February 17, 2021 which the senior lender subsequently sold, the Company’s defaulted Debts with the senior lender totaling $19.14 million have been eliminated since.

Convertible Notes Sold

The Company signed agreements with institutional and individual investors for sale of convertible notes on February 25, 2021 for $20 million (the “Feb 25 Notes”) and on April 14, 2021 for $3 million (the “April 14 Notes”). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $2.222 per share for the Feb 25 Notes and $1.540 for the Apr 14 Notes. The conversion price is at $1.539 per share for the Feb 25 Notes and $1.071 per share for the Apr 14 Notes, or at a one-time reset at 90% of the market price at the time of effectiveness of the required registration statement, whichever is lower. One-third of the notes are sold at the execution of definitive agreements and two-thirds of the notes will be sold upon the effectiveness of a registration statement to be filed by the Company. Proceeds will be used for the procurement of orders the Company expects to receive from its customers this year and also for development of the next generation 5G products.

Available Information

Our annual reports on Form 20-F, current reports on Form 6-K, and other forms and periodic reports as a foreign private issuer, are available free of charge on our website (www.borqs.com) as soon as reasonably practicable after we have electronically filed such materials with, or furnished such materials to the Securities and Exchange Commission. They are also available at www.sec.gov.

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

Overview

Borqs Technologies, Inc. (“we”, “the Company” or “Borqs”) is a company focused on software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications. In recent years, we have been awarded significant business contracts from Intel and Qualcomm, leading global chipset manufacturers. Particularly, significant contracts from Qualcomm were awarded to us in 2018, 2019 and also in 2020.

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

Our MVNO business unit provides a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing. The MVNO business unit was sold as of October 29, 2020.

In the year ended December 31, 2018, 2019 and 2020, Borqs generated 96.7%, 98.3% and 98.4% of its connected solutions net revenues from customers headquartered outside of China and 3.3%, 1.7% and 1.6%   of its net revenues from customers headquartered within China. As of December 31, 2020, Borqs had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 17 million units worldwide.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2020, 234 of our 286 employees and contractors were technical professionals dedicated to platform research and development and product specific customization.

We have achieved significant growth since inception in 2007. Not including our MVNO BU activities which are now represented as discontinued operations due to our intended sale of the MVNO BU, net revenues from continuing operations of the Connected Solutions BU increased for the years ended December 31, from $75.1 million in 2015 to $85.4 million in 2016, to $122.2 million in 2017, to $128.4 million in 2018, but scaled back to $98.9 million in 2019. Our operations were significantly affected by the COVID-19 pandemic in 2020, and recorded only $26.8 million in revenues for the year 2020. We recorded a net loss of $12.8 million in 2017 which included non-cash merger related costs of $14.5 million. In the year 2018 we incurred a net loss of $72.0 million which included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018 due to uncertainty in collectability, non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses. In the year 2019, we incurred a net loss of $35.7 million which included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million. In the year 2020, we incurred a net loss of $34.8 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, non-recurring penalties of $1.1 million, share-based compensation expense of $20.0 million and contingency loss of $3.1 million   and allowance for doubtful accounts of $4.4 million, offset by gain on disposal of Yuantel of $10.1 million.

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

The aggregate amount of cash and cash equivalent and restricted cash are not materially affected by currency fluctuations because the majority of our revenues are denominated in U.S. Dollars based on contracts made in Hong Kong. Financings from sales of equity and working capital loans are denominated in U.S. Dollars and executed in Hong Kong and the Cayman Islands, and repayments have been made in U.S. Dollars outside of China, thus not requiring approval from the PRC State Administration of Foreign Exchange. The MVNO business, and small amounts of Connected Solutions BU activities within China, generate revenue in Renminbi. Personnel and personnel-related expenses are primarily paid in Renminbi, and costs of components used in Connected Solutions BU hardware revenues are primarily paid in U.S. Dollars. As of December 31, 2020, we held cash and cash equivalents totaling $3.08 million on a consolidated basis.

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

Comparisons of Fiscal Years Ended December 31, 2018, 2019 and 2020

Consolidated Statement of Operations Data:	Fiscal Years Ended December 31,
	2018	2019	2020
	($’000)
Net revenues	128,420	98,958	26,751
Cost of revenues	(134,443)	(98,389)	(25,155)
Gross profit (loss)	(6,023)	569	1,596

Operating expenses	(60,825)	(31,578)	(42,216)
Other operating income	180	1,854	-
Operating income (loss)	(66,668)	(29,155)	(40,620)

Other income (expense)	(2,059)	(3,377)	4,937
Income (loss) from continuing operations, before income taxes	(68,727)	(32,532)	(35,683)

Income tax (expense) benefit	(331)	949	(409)
Net income (loss) from continuing operations	(69,058)	(31,583)	(36,089)

Discontinued operations
(Loss) income from operations of discontinued operations	(1,300)	(4,151)	1,302
Income tax benefit (expense)	(1,641)	-	-
(Loss) income on discontinued operations	(2,941)	(4,151)	1,302

Net income (loss)	(71,999)	(35,734)	(34,787)

Less: net (loss) income attributable to noncontrolling interests	(235)	(1,325)	715
Net income (loss) attributable to Borqs Technologies, Inc.	(71,764)	(34,409)	(35,502)

For year ended December 31, 2018 we incurred a net loss of $72.0 million which included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018 due to uncertainty in collectability, non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses. For year ended December 31, 2019, we incurred a net loss of $35.7 million which included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million. The write-offs and provisions recorded in 2019 were still high for the level of business activities in the year, although comparatively less than those recorded in 2018. We have taken this approach as we realized that the COVID-19 pandemic, in the first half of the year 2020, has significant negative effects on our industry and particularly on certain of our customers and business partners; and it is prudent to write down some of our assets as of December 31, 2019. For year ended December 31, 2020 we incurred a net loss of $34.8 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, non-recurring penalties of $1.1 million, share-based compensation expense of $20.0 million, impairment of intangible assets of $0.7 million and contingency loss of $3.1 million   and allowance for doubtful accounts of $4.4 million, offset by gain on disposal of a subsidiary of $10.1 million.

Net Revenue

Our net revenues represent our gross revenues, less PRC value added taxes and other deductions. Connected Solutions BU net revenues consist of engineering design fees, software royalties and product sales. MVNO BU net revenues, which were classified as discontinued operations, consist primarily of monthly recurring revenue.

For the year ended December 31, 2018, net revenues from Connected Solutions BU, or our continuing operations, was $128.4 million and net revenues from MVNO BU, presented here as discontinued operations, was $27.4 million, as compared to $98.9 million and $39.8 million in the year ended December 31, 2019, respectively. This represented a 23.0% decrease for Connected Solutions BU revenues and a 45.3% increase for the discontinued MVNO BU from 2018 to 2019. For the year ended December 31, 2020, net revenues from Connected Solutions BU was $26.8 million representing a 73.0% decrease from the previous year. Our MVNO BU has sold as of October 29, 2020 and brought in $1.3 million as net income from discontinued operations prior to the completion of the sale. The decline in business activities in 2020 was mainly attributable to the effects of the COVID-19 pandemic.

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

The following table sets forth our net revenues, as well as the components of such revenues, for the periods indicated, both in absolute amount and as a percentage of total net revenues:

	For the years ended December 31,
	2018		2019		2020
	$	%	$	%	$	%
	($’000)
Software	9,503	7.4%	14,975	15.1%	10,570	39.5%
Hardware	118,917	92.6%	83,983	84.9%	16,181	60.5%
Connected Solutions BU net revenues	128,420	100.0%	98,958	100.0%	26,751	100.0%

Software

Software net revenues were $9.5, $15.0 and $10.6 million in the years ended December 31, 2018, 2019 and 2020, respectively, representing 7.4%, 15.1% and 39.5%of our continuing operations Connected Solutions BU net revenues. The $5.5 million increase in the year ended December 31, 2019 compared to the year ended December 31, 2018 mainly reflected increases in software engineering activities completed for customers in 2019 as well as the recognition of PCS delivered during 2019 for projects completed in 2018. We captured more software engineering activities in the year ended December 31, 2019 and recorded $15.0 million in software revenues in the year ended December 31, 2019, representing a 57.6% increase over the previous year. For the year ended December 31, 2020, our software net revenues were $10.6 million which represented 39.5% of total net revenues, as our software activities were not affected as severely as our hardware activities by the COVID-19 pandemic.

Hardware

Hardware net revenues were $$118.9 million, $84.0 million and $16.2 million in the years ended December 31, 2018, 2019 and 2020, respectively, representing 92.6%, 84.9% and 60.5% of our continuing operations Connected Solutions BU net revenues. Again, as discussed above, these fluctuations may not be attributed to any particular market trend since our sales were all made to order for our industrial customers. The significant decrease in hardware sales for 2020 was mainly attributable to the COVID-19 pandemic. Types of products include wearables such as trackers and smart watches, ruggedized handsets, tablets and smart phones and mobile connectivity modules. As described above, hardware sales comprised of all made-to-order products with quantities as stipulated by our customers and included consumer and industrial use devices as well. As such, the orders we receive from our customers may not adhere to seasonality and therefore fluctuations in our business activity levels may not conform to any particular trend.

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

	For the years ended December 31,
	2018		2019		2020
	$	%	$	%	$	%
	($’000)
Mobile device OEMs	118,667	92.4%	94,313	95.3%	22,905	85.6%
Mobile Chipset Vendors	9,753	7.6%	4,645	4.7%	3,846	14.4%
Connected Solutions BU Net Revenues	128,420	100%	98,958	100%	26,751	100%

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

Geographic Concentration

The following table sets forth our net revenues from customers based on location of the customer’s headquarters, both in absolute amount and as a percentage of net revenues. These figures do not take into account the geographic location of end-users of customer products:

	For the years ended December 31,
	2018		2019		2020
	$	%	$	%	$	%
	($’000)
United States	15,663	12.2%	21,746	22.0%	13,495	50.5%
India	96,550	75.2%	69,645	70.4%	5,437	20.3%
China	4,282	3.3%	1,701	1.7%	428	1.6%
Rest of the world	11,925	9.3%	5,866	5.9%	7,391	27.6%
Net revenues	128,420	100.0%	98,958	100.0%	26,751	100.0%

The Company net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2018 to 2020, revenues from customers with headquarters in China declined, while our main customer in India, Reliance Retail Limited, continued to place significant orders with us through 2020. Our main customer in the United States for the year 2020 was GreatCall, Inc.

Net Revenues from discontinued operations — MVNO BU

The MVNO BU provides a full range of 2G/3G/4G mobile communication services to consumers, as well as some traditional commercial telephony services. In 2014, the MVNO BU entered into a business agreement with China Unicom, the incumbent mainland China mobile network operator to obtain bulk access to network services at wholesale rates in 2014. The MVNO BU has its own brand in mainland China, “Yuantel.” MVNO BU net revenues, consisting of “MVNO” and “Other” revenues are entirely from mainland China. “Other” revenues are primarily related to traditional commercial telephony services, such as conference call services. We intended to sell the MVNO BU in 2018 and as of February 2019, we signed agreements with buyers for all of our interests in the MVNO BU. The sale was originally scheduled to be completed by the end of 2019. Due to the on-going investigation by the Yunnan Public Security Bureau, we received only partial payment from the sale in 2019. A new agreement was executed with the buyers as of September 1, 2020 and the sale was finally completed as of October 29, 2020.

	For the years ended December 31,				January 1 to October 29
	2018		2019		2020
	$	%	$	%	$	%
	($’000)
MVNO	25,468	93.1%	37,495	94.1%	29,023	100.0%
Other	1,891	6.9%	2,340	5.9%	-	-%
MVNO BU net revenues	27,359	100.0%	39,835	100.0%	29,023	100.0%

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

The following table sets forth cost of revenues, both in absolute amount and as a percentage of total cost of revenues, for Connected Solutions BU revenue and MVNO BU revenue. Activities for the MVNO BU only included those from January 1 through October 29, 2020.

	For the years ended December 31,
	2018		2019		2020
	$	%	$	%	$	%
	($’000)
Continuing operation:
Connected Solutions BU	134,443	88.0%	98,389	79.9%	25,155	53.8%
Discontinued operations:
MVNO BU	18,587	12.0%	24,748	20.1%	21,637	46.2%
Total cost of revenues	153,030	100.0%	123,137	100.0%	46,792	100.0%

Connected Solutions BU cost of revenues varied from 2018 to 2020 in attribution to similar changes in our volume of hardware products sales during these years. The cost of revenues in the year ended December 31, 2018 included $6.2 million in costs for one transaction in which the corresponding revenue was not yet recognized in the year ended December 31, 2018 due to uncertainty in collectability.

Cost of MVNO BU revenues increased from $18.6 million in the year ended December 31, 2018 to $24.7 million in the year ended December 31, 2019, generally in line with the sales volume of the MVNO BU over that period. MVNO BU cost decreased since 2018 due to increased security requirements at the point of sales of signing up new mobile customers as stipulated by the Ministry of Industry and Information Technology of China. The cost of MVNO revenues was $21.6 million from the beginning of 2020 through October 29, 2020 when the business unit was sold.

Gross Profit and Gross Margin

Gross profit represents net revenues less cost of revenues. Gross margin represents gross profit as a percentage of revenues.

Gross profits for our continuing operations Connected Solutions BU in the years ended December 31, 2018, 2019 and 2020 were a gross loss of $6.1 million, a gross profit of $0.6 million and a gross profit of $1.6 million, respectively. The gross loss in the year ended December 31, 2018 included $6.1 million in costs where the corresponding revenues were not yet recognized in the year ended December 31, 2018 and thereby causing a negative gross margin for 2018.

	For the years ended December 31,
	2018		2019		2020
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Continuing operations:
Connected Solutions BU	(6,023)	(4.7)%	569	0.6%	1,596	6.0%

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

Connected Solutions BU gross profits include gross profits from software projects and gross profits from hardware projects. As shown in the following table, software gross margins decrease from 8.2% in the year ended December 31, 2018 to -19.0% in the year ended December 31, 2019. In the year ended December 31, 2020, gross margin returned to a healthy 8.3% although the level of business activities decrease significantly due to the COVID-19 pandemic.

Hardware gross margins were held with a small increase to 4.4% in 2020 from 4.1% in 2019. We experience an overall price tightening of this industry of micro-electronics manufacturing and are seeking means to reduce manufacturing costs.

In the year ended December 31, 2018, included in hardware cost of goods were $6.2 million in costs for one transaction in which the corresponding revenue was not yet recognized in the year ended December 31, 2018 due to uncertainty in collectability. Since the corresponding sales was not recorded but the COGs was included, the gross margin in the year ended December 31, 2018 became negative.

	For the years ended December 31,
	2018		2019		2020
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Software	783	8.2%	(2,847)	(19.0)%	879	8.3%
Hardware	(6,806)	(5.7)%	3,416	4.1%	717	4.4%
Total	(6,023)	(4.7)%	569	0.6%	1,596	6.0%

Software projects are further categorized as design, royalty and service projects, reflecting the nature of the work:

●	Design projects consist primarily of non-recurring engineering fees for which we provide customized work according to our clients’ required functionalities and needs;

●	Royalty projects consist of per unit royalties based on customer usage of our previously completed software products; and

●	Service projects where our engineers perform engineering services following the instructions of the customers, charging them hourly fees on full time equivalent basis.

For our discontinued operations MVNO BU gross profits were $8.8 million in the year ended December 31, 2018, $15.1 million in the year ended December 31, 2019 and $7.4 million from January 1 through October 29, 2020 when the MVNO BU was sold. Gross margin as a percentage of sales is presented in the following table.

	For the years ended December 31,
	2018		2019		2020 (up to Oct 29)
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Discontinued operations:
MVNO BU	8,772	32.1%	15,088	37.9%	7,387	25.5%

Operating Expenses

For our continuing operations Connected Solutions BU, the operating expenses principally consist of sales and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth operating expenses for the periods indicated, both in absolute amount and as a percentage of net revenues:

	For the years ended December 31,
	2018		2019		2020
	$	As % of Revenue	$	As % of Revenue	$	As % of Revenue
	($’000)
Sales and marketing expenses	(2,456)	1.9%	(1,524)	1.5%	(750)	2.8%
General and administrative expenses	(52,031)	40.5%	(24,776)	25.0%	(33,304)	124.5%
Research and development expenses	(6,338)	4.9%	(5,277)	5.3%	(8,162)	30.5%
Changes in fair value of warrant	-	-%	-	-%	-	-%
Total	(60,825)	47.4%	(31,578)	31.8%	(42,216)	157.8%

General and administrative expenses in the year ended December 31, 2018 included non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses. General and administrative expenses in the year ended December 31, 2019 included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million. As previously discussed, the write-offs and provisions recorded in 2019 were still high for the level of business activities in the year, although comparatively less than those recorded in 2018. We have taken this approach as we realized that the COVID-19 pandemic, in the first half of the year 2020, has significant negative effects on our industry and particularly on certain of our customers and business partners; and it is prudent to write down some of our assets as of December 31, 2019. For the year ended December 31, 2020, G&A expenses were $33.3 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, impairment of intangible assets of $0.7 million, non-recurring penalties of $1.1 million, share-based compensation expense of $18.1 million and allowance for doubtful accounts of $4.4 million.

For our discontinued operations MVNO BU, the operating expenses which consisted of selling, administrative and research expenses were $10.1 million or 36.9% of revenues in the year ended December 31, 2018, and $19.3 million or 48.4% of revenues in the year ended. December 31, 2019. For the year 2020 up to October 29, 2020 when the MVNO BU was sold, the operating expenses was $6.1 million or 20.9% of revenues.

Research and Development Expenses

Research and development expenses include payroll, employee benefits, share-based compensation and other headcount-related expenses associated with the development of the BorqsWare software platform, as well as outsourcing and third party service expenses. Research and development expenses also include rent, depreciation and other expenses for platform development and other projects that are not customer-specific.

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

General and administrative expenses comprised 40.5%, 25.0% and 124.5% of net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. The significantly higher percentage in the year ended December 31, 2018 was attributed to non-recurring and one-time charges of which some were non-cash. We expect our general and administrative expenses to increase in absolute terms now that we are a public company and as we continue to grow, but to become relatively stable over time as a percentage of net revenues as net revenues increase. For our continuing operations Connected Solutions BU, the G&A expense in the year ended December 31, 2018 was $42.0 million which included non-recurring charge of $4.3 million in loss expense from our arbitration case with Samsung, write-off and provision for doubtful accounts and current assets of $22.2 million, write-down of historical inventory due to loss & obsolescence of $0.9 million, and impairment of long-term investment of $13.0 million. G&A expenses in the year ended December 31, 2019 included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million. For the year ended December 31, 2020, G&A expenses included professional fees of $3.6 million, salaries and welfare of $2.6 million, non-recurring penalties of $1.1 million, share-based compensation expense of $18.1 million and allowance for doubtful accounts of $4.4 million included a rebate receivable of $1.4 million written off due to the circumstance changed and lack of collectability for the year ended December 31, 2020.

Other Operating Income – or expenses

We received subsidies from local government authorities in China as financial support for certain technology development projects. These subsidies are classified as “Other operating income”. We recognized $0.18 million, $1.9 million and nil of other operating income in the years ended December 31, 2018, 2019 and 2020, respectively. Subsidies are recorded as a liability when received and recognized as other operating income when the related projects are completed and the subsidies are not subject to future return. Under the requirements of the government subsidies, we are obligated to make progress on the related technology development projects, based on the timetable established by the government authorities, and to appropriately allocate the government subsidies for various purposes.

Income Tax Expense

Our effective tax rate was -1.0% and 0.7% for years ended December 31, 2019 and 2020, respectively. The fluctuation through these years was primarily due to the fact that the loss experienced by certain of our subsidiaries could not be used to offset gains in other subsidiaries. The Group recorded valuation allowance for the entities, which were considered more likely than not that a portion of the deferred tax assets will not be realized through sufficient future earnings.

Liquidity and Capital Resources

Cash used in operating activities for the year ended December 31, 2020 was $8.1 million, primarily consisted of net loss of $34.8 million, provisions on accounts receivable and other current assets of $4.4 million, impairment of inventory of $0.8 million but adding back non-cash items including share-based compensation expenses to employees of $3.0 million and to non-employees of $17.0 million, amortization of intangible assets of $5.4 million, depreciation of property and equipment of $0.1 million, impairment of intangible assets of $0.7 million, gain on disposal of a subsidiary of $10.1 million and contingency loss of $3.1 million. Cash used in operating assets and liabilities included decrease in accounts payable of $3.0 million, increase in prepaid expenses and other current assets of $7.7 million and decrease in long term payable of $0.4 million, while cash generated from changes in operating assets and liabilities included decrease in inventories of $2.2 million, increase in accounts receivable of $1.6 million, increase in accrued expenses of $13.0 million, increase in income tax payables of $1.0 million and increase in advance from customers and contract liabilities of $0.5 million.

Cash generated by investing activities for the year ended December 31, 2020 was $4.0 million, which mainly included $4.2 million generated related to the disposal of the MVNO subsidiary, offset by purchase of property and equipment of $0.1 million and purchase of intangible assets of $0.1 million.

Cash used in financing activities for the year ended December 31, 2020 was $1.4 million which included the repayment of short-term borrowings of $7.9 million, and generated $5.3 million from short-term loans and $1.25 million from long-term loans.

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

Senior Debt Purchased by LMFA Financing LLC

The Company entered into Agreements dated December 14, 2020 with PFG and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA was committed to purchase up to be approximately $18 million of debt in tranches, which when completed would eliminate substantially all of the debt with the Company’s senior lender. LMFA would convert the purchased debt into common shares of the Company, pursuant to a court order that allows the conversion shares to be issued as unrestricted securities in a transaction that is exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended.

As of February 10, 2021, LMFA completed the purchase of $17.87 million of principal, accrued interest and applicable fees, converted and sold all 22.73 million shares of the Company’s ordinary shares. With the Company settling another $1.27 million of debt, accrued interest and applicable fees directly with the senior lender by the issuance of 1.51 million shares on February 17, 2021 which the senior lender subsequently sold, the Company’s defaulted Debts with the senior lender totaling $19.14 million have been eliminated since.

Convertible Notes Sold

The Company signed agreements with institutional and individual investors for sale of convertible notes on February 25, 2021 for $20 million (the “Feb 25 Notes”) and on April 14, 2021 for $3 million (the “Apr 14 Notes”). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $2.222 per share for the Feb 25 Notes and $1.540 for the Apr 14 Notes. The conversion price is at $1.539 per share for the Feb 25 Notes and $1.071 per share for the Apr 14 Notes, or at a one-time reset at 90% of the market price at the time of effectiveness of the required registration statement, whichever is lower. One-third of the notes are sold at the execution of definitive agreements and two-thirds of the notes will be sold upon the effectiveness of a registration statement to be filed by the Company. Proceeds will be used for the procurement of orders the Company expects to receive from its customers this year and also for development of the next generation 5G products. As of the filing of this Form 20-F, the Company has received $7.67 million from the selling of one-third of the notes to institutional and individual investors.

We were operating at a loss for the years ended December 31, 2019 and 2020. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will rely on the sale of convertible notes of which one-third has been completed and the other two-third to be completed upon the effectiveness of a registration statement to be filed by the Company.

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

Impact of the COVID-19 pandemic

As discussed earlier in the Rick Factors section of this report, we have experienced since February 2020 reductions and cancellations of orders due to effects of the COVID-19 pandemic has on the demand from certain of our customers. We expect this negative effect on global business activities will continue to have pressure on the Company’s sales as the pandemic environment persists and perhaps even post the pandemic. In addition, since our operations span over the countries of the United States, India, China and South Korea, international and intra-country travel restrictions will continue to hamper our operations and have negative effects including delays and uncertainties on our supply chain delivery schedules and our abilities to secure financing for our working capital needs. We expect the impacts of COVID-19 to have an adverse effect on our business, financial condition and results of operations. Our revenue for the year 2020 was negatively impacted by the pandemic by a reduction of 73.0% as compared to 2019. As the assessable risks due to COVID-19 change in the countries of India and China, our operations can be affected, including the restrictions from accessing office facilities and limitations on domestic travels which can hamper our ability to efficiently manage the manufacturing of products since our contracted factories are located over various cities in China.

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

Also as a result of stringent cash flows from operations and the pandemic situation is foreseeable to continue through the remainder of the year 2021, we will postpone further investment into the acquisition target of KADI and we are in negotiation with the owners of KADI to decrease our potential ownership percentage of their company. For the acquisition of Colmei and Crave, since both of these companies are insolvent, we have ceased to make additional payments for ownership and have written off the value of the equity we have paid to the owners previously.

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

Additional discussions on ASC 606 are provided in below Note 2 of the Accompanying Notes to Financial Statements, under the heading (q) Revenue recognition.

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

MVNO Subscriber Usage Payment

The Company’s MVNO subscribers pay a fee based on the actual minutes of voice call made, megabytes of data consumed, number of SMS/MMS sent and supplementary services (e.g. caller-ID display) subscribed. These are considered as “MVNO” revenue. The Company is the principal in providing the bundled voice and data services to Chinese consumers, thus revenue is recognized on a gross basis. Revenue is recognized when the services are actually used. Our MVNO business unit was sold as of October 29, 2020.

Traditional Telecom Services

The Company provides traditional telecom services such as voice conferencing services and 400 toll free services. These are considered as “Others” revenue and are recognized based on the actual consumption by customers. This activity also ended with the sale of the MVNO business unit.

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

Contractual Obligations

As of December 31, 2020, payment obligations under long-term debt, operating leases, and other long-term liabilities were as following:

Amount ($’000)
Obligations less than one year
Current portion of long-term borrowings	$12,975
Operating facilities leases	$409
Arbitration loss to Samsung Electronics Co., Ltd.	$3,749
Contingent liability in relation to disposal of a subsidiary	3,240

Obligations from 1 to 3 years
Operating facilities leases	$-
Long term borrowings	$1,250
Operating facilities leases	421
Arbitration loss to Samsung Electronics Co., Ltd.	$-

Obligations from 3 to 5 years
Operating facilities leases	$-

Related Party Transactions

(a) Related parties

Names of related parties	Relationship
Bluecap	A company controlled by a key management of the Group
Cloudminds (Hong Kong) Ltd. (“Cloudminds”)	A company controlled by a director of the Company*
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

(*	On December 18, 2018, the entity ceased to be a related party of the Company due to the resignation of this director.)

(b) Other than disclosed elsewhere, The Group had the following significant related party transactions for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
	2018	2019	2020
	($’000)	($’000)	($’000)
Software services provided to Cloudminds	1,373	N.A.	N.A.
Software services provided to Bluecap	N.A	N.A	507
Loan from Hareesh Ramanna	22	-	-

(c) Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
	2018	2019	2020
	($’000)	($’000)	($’000)
Loan from:
Bluecap	1,059	3,273	2,695

Interest expense on loan from:
Bluecap	12	211	438

All balances with related parties as of December 31, 2020 were unsecured, interest-free (except as indicated) and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1,325 short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group (see Note 18 in our consolidated financial statements), bearing an interest rate of 8% per annum to fund the Company’s working capital (the “Bluecap Loan”). The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2019 and 2020 were $3,273 and $2,695, respectively, which were payable on demand. The accrued interests of $199 and $228 in 2019 and 2020, respectively, were recorded in amount due to related parties.

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

Our business activities in the year ended December 31, 2020 experienced similar credit concentration as in 2019. Due to the lingering COVID-19 pandemic but with vaccination becoming increasingly available and business activities world-wide to be recovering, we expect our sales to increase in the year 2021 from the lows of 2020 although not fully reaching the 2019 levels.

Liquidity Risk

The Company is also exposed to liquidity risk, which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions for supply chain financing which can be costly and negatively affect the gross margin. If adequate working capital funding is not available, or not available at acceptable terms, we may have to decline the capital intensive hardware projects.

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

Certain Transactions for the Years Ended December 31, 2019 and 2020, and Subsequent Transactions

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

Equity financing from Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”)

On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9% equity interest of the Company at that time which was equivalent to 3,734,283 ordinary shares with a total purchase consideration of $13.87 million on May 16, 2019, for which 75% of the total purchase consideration amounting to $10.40 million in cash was received. The remaining 25% of the total purchase consideration amounting to $3.47 million will be contributed in the form of real property and equipment (the “Property Investment”) by Chongqing Youtong within six months from May 16, 2019 the date that the cash investment portion was completed. However, as of the filing of this annual report, the Property Investment has not yet been completed; and the Company is in the process of negotiating the acceptable value of the real property and equipment from Chongqing Youtong.

Loan from HSBC

On May 30, 2019, the Group entered into a banking facility agreement with HSBC for a credit facility of $5 million with an interest rate of London Interbank Offered Rate (LIBOR) plus 1% and a maturity date of one year. $4.5 million were drawn in June 2019 and another $0.5 million were drawn in July 2019 for working capital purposes. This loan was completely re-paid in June 2020.

Loans from Shareholders

On November 27, 2020, the Company entered into a loan agreement with an individual shareholder who loaned the Company $1.25 million in cash. The loan accrues interest at the rate of 6% per annum, and the principle together with accrued interest are due in 15 months.

On December 30, 2020, the Company entered into a loan agreement with an institutional shareholder that loaned the Company $1.0 million in cash. The loan accrues interest payable monthly at the rate of 12% per annum, with the principle due in 6 months. The loan is securitized by 4 million ordinary shares held in escrow.

Senior Debt Purchased by LMFA Financing LLC

The Company entered into Agreements dated December 14, 2020 with Partners For Growth which was its senior lender and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA is committed to purchase up to be approximately $18 million of debt in tranches, which when completed will eliminate substantially all of the debt with the Company’s senior lender. LMFA will convert the purchased debt into common shares of the Company, pursuant to a court order that allows the conversion shares to be issued as unrestricted securities in a transaction that is exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended.

As of February 10, 2021, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees, converted into and sold all 22.73 million shares of the Company’s ordinary shares. With the Company settling another $1.27 million of debt, accrued interest and applicable fees directly with the senior lender by the issuance of 1.51 million shares on February 17, 2021 which the senior lender subsequently sold, the Company’s defaulted Debts with the senior lender totaling $19.14 million have been eliminated.

Convertible Notes Sold

The Company has signed agreements with institutional and individual investors on February 25, 2021 for sale of $20 million in convertible notes. The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $2.22 per share. The conversion price is at $1.54 per share, or at a one-time reset at 90% of the market price at the time of effectiveness of the required registration statement, whichever is lower. One-third of the notes are sold at the execution of definitive agreements and two-thirds of the notes will be sold upon the effectiveness of a registration statement to be filed by the Company. Proceeds will be used for the procurement of orders the Company expects to receive from its customers this year and also for development of the next generation 5G products.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table provides information regarding our executive officers and directors as of April 15, 2021:

Name	Age	Position	Term expires at annual stockholders meeting in year
Board of Directors
Pat Sek Yuen Chan	56	Founder, Chairman of the Board (Class III Director), Chief Executive Officer and President	2021
Wan Yu (Lawrence) Chow, Ph.D.	58	Class I Director	2022
Yaqi (Sophie) Feng	38	Class III Director	2021
Heung Sang Addy (Dexter) Fong	61	Class II Director	2023
Ji (Richard) Li	61	Class I Director	2022
Shizhu (Steve) Long	59	Class II Director	2023
Ye (Eric) Tao, Ph.D.	43	Class III Director	2021

Executive Officers
Anthony K. Chan	66	Chief Financial Officer, Executive Vice President of Corporate Finance
Simon Sun	54	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Hareesh Ramanna	59	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

The principal occupation and business experience of our directors and executive officers is as follows:

Pat Sek Yuen Chan, 56, is the Chairman of our board of directors, as well as our Chief Executive Officer and President. He was the founder and Chairman of the board of directors of Borqs International, and since 2007 he served as Borqs International’s Chief Executive Officer and President. Mr. Chan has over 20 years of experience in the mobile network communications sector. Prior to founding Borqs, Mr. Chan served as Senior Vice President and General Manager of the infrastructure business unit of UTStarcom Inc., a telecommunications equipment company, from 2000 to 2007. Earlier, Mr. Chan was an engineering manager in Motorola responsible for the development of the GPRS switching. Mr. Chan is an established entrepreneur and has received many awards, including the “High-Caliber Talent from Overseas Award” from the PRC government, and “2012 Beijing Entrepreneur of the Year” from Silicon Dragon. Mr. Chan received his bachelor’s degree in computer science from the University of Toronto and his master’s degree in computer science from the University of British Columbia.

Wan Yu (Lawrence) Chow, Ph.D., 58, was elected as an independent board member by our stockholders in December 2018. Dr. Chow has almost 30 years of experience in the ICT industry, he has extensive working experience with large and complex global FinTech, Telco + Network Equipment Provider & Education industries with successful track record of delivering outstanding commercial and technical results in Fortune 500 organizations to small start-ups. He started his career in 1989 at various Silicon Valley tech companies including Xerox Corporation, Amdahl Corporation and Sun Microsystems. At Sun Micro, Dr. Chow served as the Chief Technical Consultant from 1993 to 1999 for the Greater China region. After serving as the Director of Strategic Alliance for PeopleSoft Inc., North Asia, from 2000 to 2001, he rejoined Sun Micro Greater China as its CTO/NEP Technology Office from 2002 to 2008. He joined SAP China as Managing Partner from 2012 to 2015. Currently, he is serving as Director and Strategic Partner for QLIK Greater China since 2017. Dr. Chow received two Bachelor’s Degrees in Computer Science and Information System from Oregon State University in 1988 and earned a Master’s Degree in Computer Science from Pacific W. University in 1993. He received another Master’s Degree in Education Management from Tarlac State University in 2011. Dr. Chow received his PhD in Education Management from HKMA/Tarlac State University in 2015.

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

Heung Sang Addy (Dexter) Fong, 61, was elected as an independent board member by our stockholders in March 2020. He was also appointed as the Chairperson of the Audit Committee, our Audit Committee “financial expert,” as member of the Compensation Committee, and as a member of the Enterprise Risk Oversight Committee. Mr. Fong has almost 36 years of experiences in cross border financial investments and business operations. Since 2017, he has served as the chief financial officer of Adlai Nortye Biopharma Ltd. Mr. Fong also led the B-round fundraising of Adlai Nortye Biopharma Ltd, but funding US$53 million. He was the managing director of Bonus Eventus Securities Ltd. from 2015 to 2017, and was the chief financial officer of China Harmony Auto Holding Ltd. from 2012 to 2015 where he managed the company’s initial public offering process onto the Hong Kong Stock Exchange (ticker HK: 03826). From 2009 to 2011, he was the director and chief financial officer of China Electric Motor, Inc. (NASDAQ: CELM) and Apollo Solar, Inc. (OTC: ASOE). Mr. Fong has held various financial executive positions for companies with businesses between China and the U.S. and his experience as an independent board member includes: Universal Technology (HK: 1026) from 2006 to 2013; China Housing and Land Development Inc. (NASDAQ: CHLN) from 2010 to 2014; independent director and audit committee chair for Sisram Med (HK: 01696) since 2017; and Kandi Technologies Corp (NASDAQ: KNDI) from 2007 to 2011. He also worked as a manager for KPMG from 1996 to 1997, and for Deloitte & Touché and Ernst & Young in the U.S. from 1993 to 1995. He was an auditor for Deloitte & Touché from 1989 to 1992. Mr. Fong received his Bachelor’s degree in History from the Hong Kong Baptist University in 1982, an MBA in Accounting from the University of Nevada in 1988; he also earned a Master’s Degree in Accounting from the University of Illinois in 1993. Mr. Fong is a member of AICPA & HKICPA.

Ji (Richard) Li, 61, was elected as an independent board member by our stockholders in December 2018. Mr. Li has 23 years of experience in the telecom industry and he worked in various multinational companies. He started his career in 1982 as a lecturer in Huazhong University of Science and Technology in China. He was the General Manager of UTStarcom Inc. Shenzhen Office from 1995 to 2001, where he led a team to develop telecom switches based on soft switch technology, and the product was launched in China with more than 50 million subscribers. Mr. Li was the Founder of Fiberxon, Inc. from 2001 to 2004, where he led a team to develop fiber optics equipment, and this company was successful sold to MRV Communication. He was the founder and served as the Chief Executive Officer of AngleCare Inc. from 2005 to 2006, and led a team to develop mobile health care applications. Mr. Li was the CEO and General Manager of Wuhan HSC Technology Inc. from 2006 to 2007, he led a team to develop advertisement systems used for public transit systems and were successfully used in the Wuhan Taxi network. He has been serving as General Manager of Vinko Technology Inc. from 2010 to 2014, he led a team to develop telecom payment systems in China. He is currently an Angel Investor since 2014. Mr. Li received his Master’s Degree in Information Engineering from Huazhong University of Science and Technology.

Shizhu (Steve) Long, 59, was elected as an independent board member by our stockholders in March 2020. Mr. Long is an experienced telecommunication executive who has been working in the telecom industry for the last 25 years. Currently, he is the chief technology officer of Shenzhen Skyworth Digital Technology Corporation, which focuses on research and development, manufacture and sale of STB and broadband devices. He has comprehensive knowledge of the current telecommunications systems and equipment platforms. He recently had key research and development roles in the development of carrier class IPTV systems working with China Mobile Communications Corporations (“CMCC”) to develop mobile phone backend service and information aggregation services. His latest research areas are broadband intellectual property-based advanced content delivery services and pertinent terminals. His other major research and development achievements include the development of the core network of personal handy-phone system (“PHS”), which was deployed in more than 150 systems all over China. Prior to joining UTStarcom Corp to start his telecommunication industry career in 1998, Mr. Long was a professor at the HuaZhong University of Science and Technology. He is also a rapporteur of the International Telecommunication Union (“ITU”) of Geneva, Switzerland, particularly for Study Group 9 – Broadband cable and TV. Mr. Long received his Bachelor and Master degrees in Engineering from the HuaZhong University of Science and Technology.

Ye (Eric) Tao, Ph.D., 43, is a founding member of Keytone Ventures and since 2008 a partner of this leading venture capital firm in China focusing in technology investments. He has over 10 years of technology venture investment experience and five years of venture operations experience. His active investments include Borqs, Garena, Kuyun Interactive, Zebra, Wisjoy, InnoSpark, LP Amina, Lattice Power, China Eastern Clean Energy, Zhongte Logistics and Vega Interactive; while past investments included Greatwall Software, AMEC, TechFaith (Nasdaq: CNTF) and InvenSense (Nasdaq: INVN). Previously Dr. Tao worked as a founding member of the KPCB China Fund, covering mostly mobile internet and technology investments, and as an investment manager at Qualcomm Ventures, covering strategic investments globally. Dr. Tao was the co-founder and served as Vice President of Business Development of Clean Coal Energy in Silicon Valley. Dr. Tao received his B.S. degree from Tsinghua University, M.S. and Ph.D. degrees in engineering from Stanford University. He holds three international patents and two U.S. patents.

Anthony Chan, 66, is Borqs’s Chief Financial Officer and Executive Vice President, Corporate Finance and joined the company in April 2015. Mr. Chan has over 30 years of experience in U.S. and China cross border investments and business operations. From July 2013 until March 2015, Mr. Chan served as the President of Asia Sourcing for Portables Unlimited in New York, a distributor of T-Mobile USA. From March 2009 until July 2013, he served as the CFO for Tianjin Tong Guang Digital Broadcasting Co. Ltd, a mobile communications products company. For the 20 years prior to that, he was involved in multiple investment and technology transfer projects between China, the U.S and Europe, in the areas of communication products, chemical fibers, textile machinery and medical equipment. Mr. Chan received both his bachelor’s and MBA degrees from the University of California at Berkeley.

Simon Sun, 54, is the Executive Vice President, Co-General Manager of Borqs’s Connected Solutions Business Unit and has served the company since November 2013. Mr. Sun has over 20 years of experience in research and development and product engineering in the mobile industry. He served as the Co-Founder and Chief Executive Officer of Nollec Wireless, Ltd., a mobile handset design house, from July 2007 to October 2013. He was the VP of engineering for CEC Wireless, another mobile handset design house in China from September 2006 to June 2007. Mr. Sun received his bachelor’s degree in Industrial Engineering from Tianjin University of China.

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

Board of Directors and Corporate Governance

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. The Company held its last annual general meeting (“AGM”) in March 2020. Our existing Class III directors will serve until our 2021 AGM, our existing Class I directors will serve until our 2022 AGM, and our existing Class II directors will serve until our 2023 AGM. At each annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election.

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

Meetings of the Board of Directors

Our board of directors and committees of the board held 9 regular meetings plus executed on 9 unanimous written consents for the review and decision making on Company matters during the year 2020.

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

Independence of the Board of Directors

Nasdaq listing standards require that a majority of our Board be independent directors. An “independent director” is a person, other than an officer or employee of the Company or its subsidiaries, who has no relationship which in the opinion of the Company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Mr. Chow, Mr. Fong, Mr. Li and Mr. Long are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will hold regularly scheduled meetings at which only independent directors are present.

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

Risk and Information Security Committee

The members of our Risk and Security Committee are Mr. Chow (chairman of the committee) and Mr. Fong, each of whom is an independent director. Our Risk and Security Committee charter details the principal functions of the committee, including, overseeing and reviewing the Company’s internal controls to protect the Company’s information and proprietary assets. Mr. Pat Chan, CEO of the Company, also serves as the Chief Information Officer for the committee; and Mr. Anthony Chan, CFO of the Company, also serves as the Chief Risk Office for the committee.

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

Executive Compensation

Summary Compensation Table

Pat Chan, and Anthony Chan are referred to in this Annual Report as our named executive officers.

The following table provides information regarding the compensation awarded to, or earned by, the named executive officers for the past two fiscal years.

Summary Compensation Table

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Pat Sek Yuen Chan,	2020	303,143	-	196,344	-	-	-	-	499,487
Chief Executive Officer	2019	303,143	-	-	-	-	-	-	303,143

Anthony K. Chan,	2020	252,000	-	100,952	-	-	-	-	352,952
Chief Financial Officer	2019	252,000	-	-	-	-	-	-	252,000

On December 14, 2020, the Company’s board of directors approved of the issuance of restricted ordinary shares to all staff with a number equal to 50% of the vested options in exchange for the cancellation of the vested options previously awarded to the recipients. As a result, 185,230 shares and 95,238 shares were awarded to the CEO and the CFO, respectively. Issued from the Company’s 2017 Equity Incentive Plan, such shares were valued at $1.05 per share which was the closing price on the trading day immediately preceded the day of the approval by the board.

Due to stringent operational cash flows caused by the COVID-19 pandemic, the CFO voluntarily forfeited his salary for the period from April 1 to December 31 of the year 2020 in the amount of $189,000.

Outstanding Equity Awards at 2020 Year-End

Due to the issuance of restricted ordinary shares in exchange for all vested stock options as described in the previous section, there was no outstanding vested or unvested stock options held by the two chief executives as of December 31, 2020.

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

Effective August 18, 2017, we adopted the Borqs Technologies, Inc. 2017 Equity Incentive Plan (“Equity Incentive Plan”), with five million ordinary shares issuable pursuant to equity awards under the plan. The number of ordinary shares reserved for issuance under the Equity Incentive Plan will increase automatically on January 1 of each of 2018 through 2027 by a number of shares that is equal to 5% of the aggregate number of outstanding ordinary shares as of the immediately preceding December 31. Our Board may reduce the size of this increase in any particular year. Outstanding awards under the 2007 Global Share Plan were assumed under the Equity Incentive Plan as of our acquisition of Borqs International by way of merger on August 18, 2017. Due to the issuance of restricted ordinary shares to our staff in exchange for all vested stock options as described in the previous section, there was no outstanding vested held by our staff as of December 31, 2020.

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

Employment Agreements and Other Arrangements with Named Executive Officers

Under our employment agreement with Pat Sek Yuen Chan, Mr. Chan serves as our President and Chief Executive Officer at a base salary of $303,143, In the event Mr. Chan’s employment would be terminated upon the occurrence of a merger with another company that has been in a loss position for three years or declared in bankruptcy, dissolved or liquidated, or if changes in the law result in the company or Mr. Chan unable to legally perform the contract, the Company will pay Mr. Chan an appropriate subsidy and compensation pursuant to the terms of the arrangement and in accordance with the provisions of relevant Chinese laws and regulations. Mr. Chan also agreed not to hold any appointment for any other entity that has a competitive relationship with the Company during, and for one year following the termination of, his employment arrangement with us.

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

Director Compensation

During the year ended December 31, 2020, our non-employee directors were entitled to receive cash compensation and an option to purchase ordinary shares. All nonemployee directors receive an annual fee of $30,000, and the chairperson of the Audit Committee receives an additional $18,000 per year and the chairperson of the Compensation Committee receives an additional $5,000 per year. Directors are entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the Board and committees of the Board. The following table sets forth the compensation paid to each person who served as a member of our Board in 2020. Pat Chan, our Chief Executive Officer and Chairman of the Board, did not receive any additional compensation for his service as a director, and his compensation is detailed in the Summary Compensation Table and related disclosures.

Director Compensation Table

The table below shows the compensation received by each of our non-employee directors for their services during 2020. Our non-employee directors do not receive fringe or other benefits.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Wan Yu (Lawrence) Chow	30,000	31,800	-	-	-	-	61,800
Yaqi (Sophie) Feng	30,000	63,600	-	-	-	-	93,600
Heung Sang Addy (Dexter) Fong	48,000	31,800	-	-	-	-	79,800
Ji (Richard) Li	30,000	31,800	-	-	-	-	61,800
Shizhu (Steve) Long	30,000	31,800	-	-	-	-	61,800
Ye (Eric) Tao	30,000	63,600	-	-	-	-	93,600

On December 14, 2020, the Company’s board of directors approved of the issuance of restricted ordinary shares to directors of the board in exchange for the cancellation of all options previously awarded to the directors. For directors Feng and Tao, 60,000 shares were awarded to each; and for directors Chow, Fong, Li and Long, 30,000 shares were awarded to each. Issued from the Company’s 2017 Equity Incentive Plan, such shares were valued at $1.06 per share which was the closing price on the trading day immediately preceded the day of the approval by the board.

Equity Awards for Directors

Due to the issuance of restricted ordinary shares in exchange for all options as described in the previous section, there was no outstanding vested or unvested stock options held by the directors as of December 31, 2020.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table presents information as to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2021 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our ordinary shares in the following table is based on 89,366,256 ordinary shares outstanding on March 31, 2021.

	Number of Shares	%
Name and Address of Beneficial Owners of 5% or more
None	-	-

Directors and Executive Officers
Pat Sek Yuen Chan	1,893,799	2.12
Wan Yu (Lawrence) Chow	50,000	*
Yaqi Feng	140,000	*
Heung Sang Addy (Dexter) Fong	50,000	*
Ji (Richard) Li	50,000	*
Shizhu (Steve) Long	78,571	*
Eric Tao	80,000	*
Anthony K. Chan	758,176	*
Hareesh Ramanna	748,154	*
Simon Sun	270,429	*

All directors and officers as a group (10 persons)	4,119,129	4.61

*	Less than one percent

(1)	Unless otherwise indicated, the business address of each of the individuals is Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao, Chaoyang District, Beijing 100016, China.

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

Other than the above-mentioned cases and closed legal proceedings between the Group and our suppliers and previous employees, the Group has not been named in any litigation where claims or counterclaims have been filed against us, as of the date of this annual report.

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

ITEM 9. THE OFFER AND LISTING

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

Our amended and restated memorandum and articles of association has been filed with the SEC on Form 8-K on August 24, 2017. Those amended and restated articles of association contained in such filing are incorporated by reference.

C.	Material contracts

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

D.	Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E.	Taxation

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

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

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

Credit Risk

See above “Item 5. Operating and Financial Review and Prospects – Related Party Transactions”.

Liquidity Risk

See above “Item 5. Operating and Financial Review and Prospects – Related Party Transactions”.

Interest Rate Risk

The Company currently does not have any variable-rate borrowings, and has not entered into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Rate Risk

We generate almost all of our revenue from the Connected Solutions BU in U.S. Dollars and all of our revenue from the MVNO BU in Chinese Rmb Yuan. The majority of our general and administrative expenses are in Chinese Rmb Yuan and Indian Rupees. We paid for our costs of good in either US Dollars or Chinese Rmb Yuan depending on the source of the materials and components. For accounting purposes, non-US Dollars balance sheet items are converted to US Dollars at the mean exchange rate as of the date of the balance sheet, and non-US Dollars income and expense items are converted to US Dollars at the average exchange rate for the period of the reporting. We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during the year ended December 31, 2020, these foreign exchange fluctuations represented 6.16% of our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

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

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) or 15d-15(e)) as of December 31, 2020 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, have concluded that, due to the outstanding material weakness described below, our disclosure controls and procedures are ineffective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2020. In the years ended December 31, 2020 and 2019, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

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

We have completed the sale of Yuantel as of October 29, 2020 and shall not have the same IT system deficiencies for the future periods.

(c)	Changes in Internal Control over Financial Reporting

We identified one material weaknesses in internal control over financial reporting during our preparation of the financial statements for the fiscal year ended December 31, 2019 which was due to an insufficient number of accounting and financial reporting personnel with the requisite knowledge and experience in application of U.S. GAAP and SEC requirements for financial reporting programs. During 2019 and 2020, the Company sought after professionals to join our accounting team for U.S. GAAP and SEC financial reporting related matters. The Company faced challenges in recruitment during the COVID-19 pandemic and finally acquired adequate financial reporting staff late in 2020. We have taken multiple steps to implement measures designed to improve our internal control over financial reporting to remediate the material weakness including hiring of a financial manager with US GAAP and SEC reporting experiences to help set up workflows for the strengthening of internal controls and preserving accuracy in preparing consolidated financial statements, and also since December 2018, our Chairperson of the Audit Committee, a member of the Washington State board of Accountancy since the year 1989, has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations.

We plan to take measures to further strengthen our internal control over financial reporting, including (i) continuing to hire additional qualified professionals with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters; (ii) organizing regular training for our accounting staffs, especially the trainings related to U.S. GAAP and SEC reporting requirements; and (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. As of December 2019, we have adopted the following guidelines and established the following committees of the Board to implement measures to remediate our internal control deficiencies in order to meet the requirements imposed by Section 404 of the Sarbanes Oxley Act.

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

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Yu Certified Public Accountant, P.C. (“Yu CPA”), for the years ended December 31, 2019 and 2020:

$’000	2019	2020
Audit fees	$616	$560
Other audit service fees	$-	-
Tax review fee	$-	-
All other fees	-	-
Total fees	$616	$560

Audit fees for the years ended December 31, 2019 and 2020 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2019 and 2020, and the review of the financial statements included in our quarterly reports when we were a domestic filer, and review of documents provided in connection with our regulatory filings.

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

Not applicable.

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

On November 20, 2019, the audit committee of the board of directors of the Company approved the appointment of YU CERTIFIED PUBLIC ACCOUNTANT PC (“YU CPA”) as its new independent registered public accounting firm for the audit of the year ended December 31, 2018 and to issue an audit report. Except as disclosed herein, during the Company’s two most recent fiscal years and in the subsequent interim period through the Effective Date, the Company has not consulted with YU CPA regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that YU CPA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K). YU CPA continues to be the Company’s independent registered public accounting firm for the audit of the years ended December 31, 2019 and 2020.

ITEM 16G. CORPORATE GOVERNANCE

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Yu Certified Public Account PC, is set forth on pages F-1 through F-67 and are filed as part of this annual report.

ITEM 19. EXHIBITS

	Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Amended and Restated Memorandum and Articles of Association	8-K	001-37593	3.1	8/24/17
2.1	Borqs Technologies, Inc. 2017 Equity Incentive Plan, as amended	8-K	001-37593	10.10	8/24/17
2.2	Form of Warrant, dated August 18, 2017, by and between the Company and each of Warrant Holders	8-K	001-37593	10.11	8/24/17
2.3	Form of Warrant issued to Partners For Growth V, L.P.	8-K	001-37593	10.4	12/20/18
2.4	Description of Securities	20-F	001-37593	2.4	2/4/2020
4.1	Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.20	7/2/18
4.2	Subordination Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited, Borqs International Holding Corp., Spd Silicon Valley Bank Co., Ltd. and Partners for Growth V, L.P.	S-1/A	333-223034	10.21	7/2/18
4.3	Deed Of Guarantee and Indemnity, Effective as of April 30, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.22	7/2/18
4.4	Debenture, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.23	7/2/18
4.5	Deed and Charge Of Shares, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.24	7/2/18
4.6	Deed Of Guarantee and Indemnity, Effective as of April 30, 2018, by and Between Borqs Hong Kong Limited and Partners for Growth V., L.P.	S-1/A	333-223034	10.25	7/2/18
4.7	Debenture, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.26	7/2/18
4.8	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.27	7/2/18
4.9	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.28	7/2/18
4.10	Equitable Mortgage, Effective as of April 30, 2018, by and between Borqs Technologies, Inc. and Partners For Growth V, L.P.	S-1/A	333-223034	10.29	7/2/18

4.11	Waiver and Modification No. 2 To Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.30	7/2/18
4.12	Amended and Restated Registration Rights Agreement, dated August 18, 2017, by and among Pacific and certain shareholders of Pacific	8-K	001-37593	10.13	8/24/17
4.13	Share Purchase Agreement, dated January 18, 2018, by and among with Borqs Technologies, Inc. and Colmei Technology International Limited, Shenzhen Crave Communication Company, Limited, and their respective shareholders.	8-K	001-37593	99.1	1/22/18
4.14	Form of Indemnification Agreement, dated August 18, 2017, by and Borqs Technologies, Inc. and each of its directors and executive officers	10-K	001-37593	10.19	4/2/18
4.15	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.37	8/6/18
4.16	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.38	8/6/18
4.17	Amendment Agreement, Effective August 31, 2018, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.42	9/14/18
4.18	Amendment Agreement, Effective August 31, 2018, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.43	9/14/18
4.19	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.44	9/14/18
4.20	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd. Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.45	9/14/18
4.21	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.46	9/14/18
4.22	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd., Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.47	9/14/18
4.23	Loan and Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.48	9/14/18
4.24	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.49	9/14/18
4.25	Debenture, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.50	9/14/18
4.26	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.51	9/14/18
4.27	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth IV, L.P.	S-1/A	333-223034	10.52	9/14/18

4.28	Debenture, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.53	9/14/18
4.29	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.54	9/14/18
4.30	Subordination Agreement, Effective as of August 15, 2016, by and between Spd Silicon Valley Bank Co., Ltd. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.55	9/14/18
4.31	Facility Agreement for Working Capital Loans, Effective as of August 31, 2015, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.56	9/14/18
4.32	Guarantee Agreement for Corporate Guarantor, Effective as of August 31, 2015, Byand Between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.57	9/14/18
4.33	Amendment Agreement, Effective July 20, 2016, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.58	9/14/18
4.34	Amendment Agreement, Effective August 31, 2017, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.59	9/14/18
4.35	Facility Agreement for Working Capital Loan, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.60	9/14/18
4.36	Pledge Agreement Of Accounts Receivable, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.61	9/14/18
4.37	Amendment Agreement, Effective July 20, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.62	9/14/18
4.38	Amendment Agreement, Effective August 31, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.63	9/14/18
4.39	Share Purchase Agreement, dated as of December 15, 2018, by and among Borqs Technologies, Inc., Borqs Beijing, Ltd., Borqs Hong Kong Limited, Shanghai KADI Technologies Co., Ltd., KADI Technologies Limited and the selling shareholders named therein.	8-K	001-37593	10.1	12/20/18
4.40	Waiver and Modification No. 1 to Loan and Security Agreement, dated as of December 17, 2018, by and among Partners for Growth V, L.P., Borqs Hong Kong Limited, BORQS International Holding Corp. and Borqs Technologies, Inc.	8-K	001-37593	10.2	12/20/18
4.41	Promissory Note, dated December 17, 2018	8-K	001-37593	10.3	12/20/18
4.42	Amended and Restated Loan and Security Agreement, dated March 8, 2019, by and among the Company, PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.1	03/14/19
4.43	Reaffirmations of Intellectual Property Security Agreement and Joinder, dated March 8, 2019, by and among PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.4	03/14/19

4.44	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS HK and BORQS Tech HK	6-K	001-37593	10.5	03/14/19
4.45	Equity Mortgage, dated March 8, 2019, by and among PFG5, BORQS International and the Company	6-K	001-37593	10.6	03/14/19
4.46	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and BORQS Software Solutions Private Limited	6-K	001-37593	10.7	03/14/19
4.47	Custody and Control Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and Borqs Software Solutions Private Limited	6-K	001-37593	10.8	03/14/19
4.48	Securities Purchase Agreement, dated April 29, 2019, by and between the Company and Chongqing City Youtong Equity Investment Fund, Limited Liability Partnership	6-K	001-37593	10.1	05/22/19
4.49	Partial Assignment and Amendment of Backstop and Subscription Agreement, dated August 18, 2017, by and between Zhengqi, EarlyBirdCapital, Pacific and Borqs International	8-K	001-37593	10.12	8/24/17
4.50	Letter of Intent, dated January 8, 2018, by and between Borqs Technologies, Inc. and Shanghai KADI Technologies Co., Ltd.	10-K	001-37593	10.14	4/2/18
4.51	Vendor Master Services Agreement, dated July 5, 2013, by and between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	5/14/18
4.52	Vendor Master Services Agreement, dated July 5, 2013, by and Between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	7/2/18
4.53	Colmei Technology International Limited Master Manufacturing Agreement and Form of Purchase Order, dated March 6, 2017.	10-K	001-37593	10.17	4/2/18
4.54	Reliance Retail Limited Form of Purchase Order, dated November 23, 2015	10-K	001-37593	10.18	4/2/18
4.55	Exclusive Business Cooperation Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Beijing Big Cloud	S-1/A	333-223034	10.32	8/6/18
4.56	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Between Borqs Beijing Ltd. and Wang Lei	S-1/A	333-223034	10.33	8/6/18
4.57	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Wang Tun	S-1/A	333-223034	10.34	8/6/18
4.58	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Lei, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.35	8/6/18
4.59	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.36	8/6/18
4.61	Master Services Agreement for Software Development, dated February 8, 2018, by and between Cloudminds (Hong Kong) Ltd. and Borqs Hong Kong Limited.	10-Q	001-37593	10.1	11/19/18
4.63	Formal Commercial Cooperation Agreement for Mobile Communication Resale Business, dated June 5, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.63	2/4/2020

4.64	Memorandum of Understanding of Equity Transfer and Incentive, dated November 8, 2018, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinan Yuantel Communication Technology LLP	20-F	001-37593	4.64	2/4/2020
4.65	Ownership Transfer Agreement, dated February 14, 2019, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinggangshan Leiyi Venture Capital LLP	20-F	001-37593	4.65	2/4/2020
4.66	10% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.66	2/4/2020
4.67	Mobile Communication Resale Business Cooperation Agreement, dated January 10, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.67	2/4/2020
4.69	Waiver, Consent and Modification to Loan and Security Agreement, dated June 28, 2019, by and among PFG4, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.69	2/4/2020
4.70	Waiver, Consent and Modification No. 1 to Amended and Restated Loan and Security Agreement, dated June 28, 2019, by and among PFG5, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.70	2/4/2020
4.71	Supplementary Agreement 1 of the “Mobile Communication Resale Business Cooperation Agreement,” dated January 16, 2019, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.71	2/4/2020
4.72	20% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.72	2/4/2020
4.73	Engagement Letter, dated December 6, 2019, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
4.74	Amended Engagement Letter, dated January 17, 2020, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
4.75	Strategic Cooperation Agreement, dated January 2020, by and between China National Technical & Export Corp, Genertec America Inc., and the Company	20-F	001-37593	4.75	2/4/2020

4.76	Loan Agreement of November 27, 2020 with Run He					X
4.77	Settlement Agreement with LMFA Financing, LLC, Of December 14, 2020					X
4.78	Loan Agreement of December 30, 2020 with American West Pacific International Investment Corporation					X
4.79	Settlement Agreement with Growth V, L.P. of February 11, 2021					X
4.80	Form of Securities Purchase Agreement.					X
4.81	Form of Convertible Note.					X
4.82	Form of Warrant.					X
4.83	Form of Registration Rights Agreement.					X
8.1	List of Subsidiaries	20-F	001- 37593	8.1	2/4/2020
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002, dated April 26, 2021.					X
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002, dated April 26, 2021.					X
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, dated April 26, 2021.					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BORQS TECHNOLOGIES, INC.

By:	/s/ Pat Sek Yuen Chan
Name:	Pat Sek Yuen Chan
Title:	Chairman & Chief Executive Officer

Date: April 26, 2021

BORQS TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Borqs Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Borqs Technologies, Inc. (the “Company”) and its subsidiaries, variable interest entities (the “VIE”) and the VIE’s subsidiaries (collectively referred to as the “Group”), as of December 31, 2020 and 2019, the related consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of shareholders' (deficit) equity, and consolidated statements of cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with generally accepted accounting principles in the United States of America.

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

Emphasis of Matter - Adoption of New Accounting Standards

As discussed in Note 2(o) to the consolidated financial statements, the Group has adopted Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments-Credit Losses, effective January 1st, 2020.

As discussed in Note 26 to the consolidated financial statements, the Group has adopted Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, effective January 1st, 2020.

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

Critical Audit Matters

The critical audit matters communicated below is the matters, arising from the current audit of the consolidated financial statements, which was communicated or required to be communicated to the audit committee, and that (i) related to accounts or disclosures which are material to the consolidated financial statements, and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern Assessment

The consolidated financial statements of the Group are prepared on the going concern basis of accounting as described in note 2(b) to the consolidated financial statements. The Group has stated in the notes to its financial statements that material uncertainty exists about its ability to continue as a going concern. There is a key judgement as to whether there is substantial doubt regarding the Group’s ability to continue as a going concern.

The Group has prepared future cash flow forecasts which involves judgement and estimation of key variables such as the refinancing of long term and short term debts, planned capital expenditures, future production volumes and market conditions with future economic conditions, including the impact of the global COVID-19 pandemic, and effects of key events subsequent to the year-end including convertible note and debt restructure as described in Note 25(b) and (c).

Auditing the Group’s going concern assessment described above is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Groups going concern analysis. The Groups ability to execute the planned refinancing actions are especially judgmental, provided the global financial markets and economic conditions have been, and continue to be, volatile as a result of the COVID-19 pandemic.

Our audit procedures included, among others, (i) evaluating management’s assumptions and methodology used in the model to estimate the future cash flows for the next 12 months from the date of our opinion, by comparing assumptions used by management against historical performance, economic and industry indicators, and the publicly available information; (ii) assessing the key assumptions, including those pertaining to revenue and the timing of significant payments in the cash flow forecast by comparing them to available purchase order, underlying agreements, and market data; (iii) comparing the assumptions to those used in impairment assessments of long-lived assets, (iv) performing sensitivity analysis on key assumptions, such as input prices and selling prices to determine their impact on the projections of future cash flows; and (v) evaluating the sufficiency of the Group’s disclosures with respect to going concern assessment.

Allowance for current expected credit losses (“CECL”) on accounts receivables and other receivables

As described in Notes 2 (o) in the consolidated financial statements, the Group adopted ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1st, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Group have estimated an allowance for CECL of $4.37 million for the year ended December 31, 2020 on accounts receivables, and other receivables, based on the credit risk of the respective receivables. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit loss, customer’s payment history, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables as of the date when this report issued. These procedures also included the involvement of professionals with specialized skill engaged by the Group.

We have identified allowance for CECL on accounts receivables, and other receivables, as a critical audit matter due to the involvement of subjective judgment and management estimates in evaluating the CECL of these receivables, and the significance to the Group’s consolidated financial position.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures to respond the risk of error in the allowance for CECL included (i) obtaining an understanding and assessing management’s method for developing the allowance for doubtful accounts (credit losses); (ii) evaluating the appropriateness of the model; (iii) testing the accuracy of management’s basic input in calculating CECL including aging report, historical write-offs and recoveries, on a sample basis; (iv) evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit loss, including the Group’s assessment on significant factors, and the basis of estimated loss rates applied with reference to historical default rates and forward-looking information; and (v) evaluating the competence, capabilities and objectivity of the professionals engaged by the Group.

Accrual of contingent liability on the potential dispute of ownership upon the Group’s discontinued operation

As described in Notes 23(d) in the consolidated financial statements, the Group has completed the disposal of MVNO Business Unit (referred as “discontinued operation” or “Yuantel”) by October 2020. One of the nominee shareholders of Big Cloud Network, immediate majority shareholder of Yuantel, denied his entrustment relationship with the Group and claimed his rights and interests proceeds of the disposal of Yuantel. Although there were VIE agreements between the Group and this nominee shareholder, there was no direct evidence to show the entrustment relationship between both parties. According to ASC 450 on contingencies and loss recoveries, the Group assessed that a probable loss could be incurred to cover such ownership dispute. The Group estimated a loss ranged from $3.2 million to $3.6 million based on the best estimate of the information available. Because of there was no amount within the range would be a better estimate than any other amount, the minimum amount of $3.2 million was recorded as a contingent liability as of December 31, 2020. The Group also disclosed that the potential claim would result in a loss of up to $0.4 million in excess of the amount accrued.

The principal considerations for our determination that performing procedures relating to such contingency liability is a critical audit matter, as there was significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss for the potential ownership and proceeds sharing claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included, among others, (i) obtaining and evaluating the legal opinions from the Group’s external legal counsels on such potential loss; (ii) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; (iii) evaluating the estimates or range of potential loss, (iv) evaluating the sufficiency of the Group’s contingent liability disclosures, (v) assessing the competence and objectivity of the Group’s legal experts and held discussions with the internal and external legal counsel to confirm our understanding of the litigation dispute, (vi) engaged independent legal counsel to assist us to evaluate the unfavorable outcome, and (vii) obtained written representations from executives of the Group.

/s/ Yu Certified Public Accountant, P.C.

We have served as the Company’s auditor since 2019.

New York, New York
April 26, 2021

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2019	2020
		$	$
ASSETS
Current assets:
Cash and cash equivalents		1,001	3,044
Restricted cash		5,011	37
Accounts receivable, net		1,699	944
Inventories, net	(5)	4,543	2,675
Prepaid expenses and other current assets, net	(6)	15,966	17,165
Amounts due from related parties		933	-
Current assets held for sale	(1)	5,997	-

Total current assets		35,150	23,865

Non-current assets:
Property and equipment, net	(8)	241	152
Intangible assets, net	(9)	9,430	3,538
Right of use asset	(7)	703	707
Deferred tax assets	(17)	969	1,090
Non-current assets held for sale	(1)	10,305	-

Total non-current assets		21,648	5,487

Total assets		56,798	29,352

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2019	2020
		$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		16,286	12,992
Accrued expenses and other payables	(12)	32,529	42,462
Contract liabilities		6,538	7,398
Lease liabilities - current	(7)	814	307
Amount due to related parties-current		3,484	3,133
Deferred revenues - current		84	56
Income tax payable		879	1,853
Short-term bank and other borrowings	(11)	5,000	2,395
Long-term bank borrowings - current portion	(11)	12,975	12,975
Contingent liability in relation to disposal of a subsidiary		-	3,240
Current liabilities held for sale	(1)	20,984	-

Total current liabilities		99,573	86,811

Non-current liabilities:
Unrecognized tax benefits	(17)	1,987	2,124
Long-term bank borrowings		-	1,250
Deferred tax liabilities	(17)	1,832	950
Lease liabilities – non-current	(7)	-	374
Long-term payables		361	-
Other non-current liabilities		-	84
Deferred government grants	(13)	-	-
Non-current liabilities held for sale (including non-current liability of the Consolidated VIEs without recourse to the primary beneficiary of $1,750 and $nil as of December 31, 2019 and 2020, respectively)	(1)	1,750	-

Total non-current liabilities		5,930	4,782

Total liabilities		105,503	91,593

Commitments and contingencies

Shareholders’ equity (deficit):
Ordinary shares (no par value; unlimited shares authorized; 38,881,294 shares and 59,943,310 shares issued and outstanding as of December 31, 2019 and 2020, respectively)		-	-
Additional paid-in capital		150,455	171,560
Subscriptions receivable		(15,287)	(19,367)
Statutory reserve		2,097	2,097
Accumulated deficit	(14)	(179,672)	(215,175)
Accumulated other comprehensive loss		(1,904)	(1,243)

Total Borqs Technologies, Inc. shareholders’ equity (deficit)		(44,311)	(62,128)

Noncontrolling interest		(4,394)	(113)

Total shareholders’ equity (deficit)		(48,705)	(62,241)

Total liabilities, noncontrolling interest and shareholders’ equity (deficit)		56,798	29,352

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2018	2019	2020
		$	$	$
Net Revenues:
Software		8,131	14,975	10,063
Software – related party		1,372	-	507
Hardware		118,917	83,983	16,181

Total net revenues		128,420	98,958	26,751

Software		(8,720)	(17,822)	(9,691)
Hardware		(125,723)	(80,567)	(15,464)

Total cost of revenues		(134,443)	(98,389)	(25,155)

Total gross profit (loss)		(6,023)	569	1,596

Operating expenses:
Sales and marketing expenses		(2,456)	(1,524)	(750)
General and administrative expenses		(52,031)	(24,776)	(33,304)
Research and development expenses		(6,338)	(5,278)	(8,162)

Total operating expenses		(60,825)	(31,578)	(42,216)

Other operating income		180	1,854	-

Operating income (loss)		(66,668)	(29,155)	(40,620)

Interest income		2	15	5
Interest expense		(2,578)	(4,972)	(3,795)
Other income		36	1,330	231
Other expense		(18)	-	(210)
Gain on disposal of subsidiary				10,096
Contingency loss		-	-	(3,065)
Gain on debt settlement				26
Foreign exchange gain (loss)		499	250	1,649

Income (loss) from continuing operations, before income taxes		(68,727)	(32,532)	(35,683)

Income tax (expense) benefit	(17)	(331)	949	(406)

Net income (loss) from continuing operations		(69,058)	(31,583)	(36,089)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2018	2019	2020
		$	$	$
Discontinued operations
(Loss) income from operations of discontinued entities		(1,300)	(4,151)	1,302
Income tax benefit (expense)		(1,641)	-	-

Net (loss) income on discontinued operations		(2,941)	(4,151)	1,302

Net income (loss)		(71,999)	(35,734)	(34,787)

Net (loss) attributable to noncontrolling interest – continuing operations		(104)	5	(1)
Net income (loss) attributable to noncontrolling interest – discontinued operations		(131)	(1,330)	716
Less: net income (loss) attributable to noncontrolling interest		(235)	(1,325)	715

Net income (loss) attributable to Borqs Technologies, Inc.		(71,764)	(34,409)	(35,502)
Add:
Accretion to redemption value of Convertible Redeemable Preferred Shares		-	-	-

Net loss attributable to ordinary shareholders		(71,764)	(34,409)	(35,502)

Net earnings (loss) per share from continuing operations attributable to Borqs Technologies, Inc.
Earnings (loss) per share—Basic:		(2.21)	(0.88)	(0.81)
Earnings (loss) per share—Diluted:		(2.21)	(0.88)	(0.81)

Net (loss) earnings per share from discontinued operations attributable to Borqs Technologies, Inc.
(Loss) earnings per share—Basic:		(0.09)	(0.08)	0.01
(Loss) earnings per share—Diluted:		(0.09)	(0.08)	0.01

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic:		(2.30)	(0.96)	(0.80)
Loss per share—Diluted:		(2.30)	(0.96)	(0.80)

Number of ordinary shares used in earnings per share computation:
Weighted-average number of ordinary shares used in calculating continuing operations—basic		31,200,056	35,919,014	44,515,013
Weighted-average number of ordinary shares used in calculating continuing operations—diluted		31,200,056	35,919,014	44,515,013

Weighted-average number of ordinary shares used in calculating discontinued operations—basic		31,200,056	35,919,014	44,515,013
Weighted-average number of ordinary shares used in calculating discontinued operations—diluted		31,200,056	35,919,014	44,515,013

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2018	2019	2020
		$	$	$
Net income (loss)		(71,999)	(35,734)	(34,787)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil		(1,709)	(62)	1,498
Other comprehensive (loss) income, net of tax of nil		(1,709)	(62)	1,498
Comprehensive income (loss)		(73,708)	(35,796)	(33,289)
Less: comprehensive (loss) income attributable to noncontrolling interest		(308)	504	41
Comprehensive income (loss) attributable to Borqs Technologies, Inc.		(73,400)	(36,300)	(33,330)

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

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2020	38,877,122	-	150,455	(15,287)	2,097	(1,904)	(179,672)	(44,311)	(4,394)	(48,705)
Consolidated net loss	-	-	-	-	-	-	(35,503)	(35,503)	715	(34,788)
Foreign exchange difference	-	-	-		-	661	-	661	-	661
Debt equity conversion settlement(4)	3,078,880	-	3,594		-	-		3,594	-	3,594
Disposal of Yuantel(2)			(6,959)			-		(6,959)	3,566	(3,393)
Contribution by management (5)	-	-	396		-	-	-	396	-	396
Issuance of ordinary shares for collateral (6)	4,000,000	-	4,080	(4,080)	-	-	-	-	-	-
Share-based compensation (7)	13,983,136	-	19,994	-	-	-	-	19,994	-	19,994

Balance as of December 31, 2020	59,939,138	-	171,560	(19,367)	2,097	(1,243)	(215,175)	(62,128)	(113)	(62,241)

(1)	Refer to Note 2(z) for information regarding subscription receivables.
(2)	Refer to Note 1(c) for information regarding transactions related to equity interests in Yuantel.

(3)	Refer to Note 20(d) for information regarding repurchase of ordinary shares.

(4)	Refer to Note 20(h) for information regarding debt repayment settlement.

(5)	Refer to Note 20(i) for information regarding contribution by management.
(6)	Refer to Note 20(j) for information regarding issuance of shares for collateral.

(7)	Refer to Note 16(c)(d) and 20(g) for information regarding share-based compensation.

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2018 (As adjusted)	2019	2020
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		(71,999)	(35,734)	(34,787)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Foreign exchange (gain) loss		(499)	-	-
Accounts receivable write offs		1,462	-	-
Other receivable write offs		2,207	-	-
Provision on accounts receivables & other current assets		21,999	13,637	4,371
Depreciation of property and equipment		395	93	149
Amortization of intangible assets		6,088	5,984	5,430
Loss on disposal of property and equipment		-	-	10
Impairment of inventory		864	(268)	782
Impairment of intangible assets		-	-	724
Impairment of long term investment		13,000	-	-
Deferred income tax benefits		1,572	(978)	(1,003)
Interest expense		338	-	-
Share-based compensation expenses		976	495	3,002
Gain on debt settlement		-	-	(26)
Gain on disposal of subsidiary		-	-	(10,096)
Non-employee compensation expenses		-	2,493	16,992
Contingency loss		-	-	3,065
MVNO BU management compensation		-	1,497	-
Effect of ASC 606 adoption		-	930	-
Changes in operating assets and liabilities, net of the effects of an acquisition:
Accounts receivable		41,185	(1,204)	1,560
Receivable from MVNO franchisees		3,317	-	-
Inventories		9,225	2,472	2,202
Deferred cost of revenues		(3,782)	6,931	-
Prepaid expenses and other current assets		(6,763)	(13,268)	(7,678)
Other non-current assets		-	-	(3,221)
Accounts payable		(29,138)	2,051	(2,984)
Accrued expenses and other payables		5,489	18,852	13,032
Unrecognized tax benefits		(101)	-	-
Advances from customers and contract liabilities		1,873	5,060	493
Amounts due to related parties		1,071	2,414	(351)
Deferred revenues		1,313	(10,695)	(28)
Long-term payable		2,497	(6,303)	(361)
Income tax payable		(264)	(89)	974
Deferred government grants		(93)	(1,864)	-
Right of use asset		-	1,499	(4)
Lease liabilities		-	(1,380)	(132)
Other non-current liabilities		-	-	84

Net cash generated from (used in) operating activities		2,581	(7,373)	(8,059)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(155)	(117)	(72)
Purchases of intangible assets		(5,575)	(4,417)	(141)
Proceeds from disposal of non-controlling interest		-	5,296	-
Payments to acquiring non-controlling interest		-	(1,497)	-
Proceeds from disposal of a subsidiary, net of cash balance at disposed entity		-	-	4,172
Receipts of loans to third parties		1,469	-	-

Net cash (used in) generated from investing activities		(4,261)	(735)	3,959

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated)

	Note	2018 (As adjusted)	2019	2020
		$	$	$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares		-	10,399	-
Prepayment for repurchase of shares		(10,070)	-	-
Proceeds from short-term bank and other borrowings		1,124	5,000	5,300
Repayments of short-term bank and other borrowings		(2,594)	(11,003)	(7,905)
Proceeds from long-term bank borrowings		4,000	9,500	1,250
Repayments of long-term bank and other borrowings		(4,000)	(2,295)	-
Net cash generated from (used in) financing activities		(11,540)	11,601	(1,355)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash		(324)	1,840	228

Net (decrease) increase in cash and cash equivalents and restricted cash		(13,544)	5,333	(5,227)
Cash and cash equivalents and restricted cash at the beginning of year		16,519	2,975	8,308

Cash and cash equivalents and restricted cash at the end of year		2,975	8,308	3,081
Less: cash and cash equivalents and restricted cash of discontinued operations at the end of year		1,044	2,296	-

Cash and cash equivalents and restricted cash of continuing operations at the end of year		1,931	6,012	3,081

Reconciliation of cash and cash equivalents and restricted cash of the continuing operations
Cash and cash equivalents of continuing operations at the end of year		1,931	1,001	3,030
Restricted cash of continuing operations at the end of year		-	5,011	30
Total cash and cash equivalents and restricted cash of continuing operations		1,931	6,012	3,060

Reconciliation of cash and cash equivalents and restricted cash of the discontinued operations
Cash and cash equivalents of discontinued operations at the end of year		336	1,528	-
Restricted cash of discontinued operations at the end of year		708	768	-
Total cash and cash equivalents and restricted cash of discontinued operations		1,044	2,296	-

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Supplemental disclosures of cash flow information:
Interest paid	(2,580)	(4,972)	(3,614)
Interest received	14	43	8
Income tax paid	698	478	544
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in account payable, accrued expenses and other liabilities	50	-	-
Repurchase of shares for a decrease in prepayment	-	10,048	-
Issuance of shares for an increase in subscription receivable	-	15,287	4,080
Issuance of shares in exchange for advisory services	-	2,493	16,992
Debt settlements by issuance of ordinary shares	-	-	3,439

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

Borqs Group are principally engaged in the provision of commercial grade Android+ platform solutions and hardware product manufactured in the People’s Republic of China (the “PRC”) and sold almost entirely outside of the PRC.

The Company has disposed Yuantel on October 29, 2020. Refer to Note 1(c) for transitions related to disposal of Yuantel during the year ended December 31, 2020.

(a) As of the balance sheet date, the VIE structure was effective and the details of the Company’s major subsidiaries, the VIE, and the subsidiaries of the VIE are as follows:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:

BORQS International	July 27, 2007	Cayman	100%	Holding company
BORQS Hong Kong Limited (“Borqs HK”)	July 19, 2007	Hong Kong	100%	Provision of software and service solutions and hardware products sales
BORQS Beijing Ltd. (“Borqs Beijing”) (1)	September 4, 2007	PRC	100%	Provision of software and service solutions and hardware products sales
BORQS Software Solutions Private Limited (“Borqs India”)	July 17, 2009	India	100%	Provision of software and service solutions

VIE (discontinued):

Beijing Big Cloud Network Technology Co., Ltd. (“Big Cloud Network”) (1) / (2)	April 18, 2014	PRC	Nil	Holding company

(1)	Collectively, the “PRC Subsidiaries”.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

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

Big Cloud Network provides MVNO services in China through its 79% owned entity of Yuantel which owns 95% of Yuantel Telecom; therefore Big Cloud Network effectively owns 75.05% of Yuantel Telecom which is the entity that operates the business and holds the MVNO license from the Chinese Ministry of Industry and Information Technology as of December 31, 2018. Refer to Note 1(c) for transitions related to equity interests in Yuantel during the year ended December 31, 2020.

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

One of the nominee shareholders denied his entrustment relationship with the Group and claimed his rights and interests proceeds of the disposal of Yuantel. Although there were agreements between the Group and the nominee shareholder, there was no direct evidence to show the entrustment relationship between both parties, which may not be supported by the existing PRC laws and regulation. As a result, the Group assessed that a probable loss could be incurred. The Group estimated a loss ranged from $3.2 million to $3.6 million based on the best estimate of the information available. Because of there was no amount within the range would be a better estimate than any other amount, the minimum amount of $3.2 million was recorded as a contingent liability as of December 31, 2020. Even though the minimum amount in the range is not necessarily the amount of loss that will be ultimately determined, it is not likely that the ultimate loss will be less than the minimum amount. The ultimate amount could result in a loss of up to $0.4 million in excess of the amount accrued.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(c) VIE and discontinued operation disclosures

The Consolidated VIEs contributed 18%, 29% and 52% of the Group’s consolidated revenues for the years ended December 31, 2018 and 2019 and from January through October of 2020, respectively. As of December 31, 2019 and 2020, the Consolidated VIEs accounted for an aggregate of 22% and nil%, respectively, of the consolidated total assets, and 18% and nil%, respectively, of the consolidated total liabilities.

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

In November 2018, the Company’s board of director approved the plan to dispose all of its tangible and intangibles assets related to the Consolidated VIEs through a series of agreements with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”), a Company controlled by a non-controlling interest shareholder individual. The Company originally owned 79% of Yuantel (Beijing) Investment Management Co., Ltd which in turn owned 95% of Yuantel Telecom, and therefore the Company effectively owned 75.05% of Yuantel Telecom prior to receiving any sales proceeds from the disposal of Yuantel.

In February 2018, the Company purchased 21% of equity interest in Yuantel (Beijing) Investment Management Co., Ltd at a consideration of RMB21.05 million. In the same month, the Company firstly sold to Jinan Yuantel 25% of equity interest in Yuantel (Beijing) Investment Management Co., Ltd at a consideration of RMB22 million.

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

The Company disposed Yuantel to a third-party entity which also purchased the ownership of Yuantel that was sold to the first buyer in 2019. The disposal was completed On October 29, 2020 and as a result, the Group deconsolidated Yuantel on that date. The consolidated balance sheets as of December 31, 2018 and 2019 and consolidated statements of operations for the years ended December 31, 2018 and 2019 have been adjusted to reflect this change. There was no discontinued operation on the balance sheet as of December 31, 2020 as Yuantel had been disposed of in October 2020. Accordingly, revenues and expenses and cash flows related to the Company’s MVBU during January 1, 2020 to October 29, 2020 presented as discontinued operation in the accompanying consolidated financial statements. Afterwards, the Group did not have any continuing involvement with Yuantel and Yuantel was a third-party company after the deconsolidation.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

Net cash consideration of approximate $4,826 included assets and liabilities exemption to Yuantel related to the transaction. The Group recognized gain on disposal of Yuantel with the amount of $10,096.

One of the nominee shareholders denied his entrustment relationship with the Group and claimed his rights and interests proceeds of the disposal of Yuantel. Although there were agreements between the Group and the nominee shareholder, there was no direct evidence to show the entrustment relationship between both parties, which may not be supported by the existing PRC laws and regulation. As a result, the Group assessed that a probable loss could be incurred. The Group estimated a loss ranged from $3.2 million to $3.6 million based on the best estimate of the information available. Because of there was no amount within the range would be a better estimate than any other amount, the minimum amount of $3.2 million was recorded as a contingent liability as of December 31, 2020.

The following tables represent the financial information of the Consolidated VIEs classified as discontinued operations as of December 31, 2019 and for the year ended December 31, 2019 and period ended October 29, 2020 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Group:

	As of December 31,
	2019	2020
	$	$
Carrying amounts of major classes of assets included as part of the assets held for sale
Cash and cash equivalents	1,528	-
Restricted cash	768	-
Accounts receivable	1,614	-
Receivable from MVNO franchisees	374	-
Inventories	210	-
Prepaid expenses and other current assets	1,503	-

Current assets held for sale	5,997	-

Property and equipment, net	719	-
Intangible assets, net	7,786	-
Goodwill	689	-
Other non-current assets	1,111	-

Non-current assets held for sale	10,305	-

Total assets of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	16,302	-

Carrying amounts of major classes of liabilities included as part of liabilities held for sale
Accounts payable	6,317	-
Accrued expenses and other payables	9,715	-
Amounts due to continuing operations	933	-
Advances from customers	4,018	-
Current liabilities held for sale	20,983	-

Deferred tax liabilities	1,750	-

Non-current liabilities held for sale	1,750	-

Total liabilities of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	22,733	-

(c)	VIE and discontinued operation disclosures

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	For the years ended December 31,		The period starting from January 1 to October 29,
	2018	2019	2020
	$	$	$
Net revenues	27,359	39,836	29,023
Cost of revenues	(18,587)	(24,748)	(21,637)

Total gross profit	8,772	15,088	7,386

Operating expenses:
Sales and marketing expenses	(5,067)	(13,213)	(4,598)
General and administrative expenses	(3,691)	(4,907)	(540)
Research and development expenses	(1,320)	(1,147)	(938)
Asset impairment loss	-

Total operating expenses	(10,078)	(19,267)	(6,076)

Operating (loss) income	(1,306)	(4,179)	1,310

Interest income, net	10	28	4
Other (expense) income, net	(4)	-	(12)

(Loss) income from discontinued operation, before income taxes	(1,300)	(4,151)	1,302

Income tax benefit (expense)	(1,641)	-	-

(Loss) income from discontinued operations	(2,941)	(4,151)	1,302

Less: net income (loss) attributable to noncontrolling interest	(131)	(1,330)	-

Net (loss) income attributable to Borqs Technologies, Inc.	(2,810)	(2,821)	1,302

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	For the years ended December 31,		The period starting from January 1 to October 29,
	2018	2019	2020
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(2,941)	(4,151)	1,302
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Impairment of doubtful debt	-	2,241	(300)
MNVO BU management compensation	-	1,497	-
Provision on prepaid expenses and other current assets	2,617	-	-
Depreciation of property and equipment	269	-	-
Amortization of intangible assets	975	-	-
Deferred income tax benefits	1,641	(29)	-
Changes in operating assets and liabilities	(3,972)	(1,321)	(2,557)

Net cash used in operating activities	(1,411)	(1,763)	(1,555)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(80)	(92)	(37)
Purchases of intangible assets	(1,011)	(706)	(355)
Proceeds from disposal of non-controlling interest	-	5,296	-
Payments to acquiring non-controlling interest	-	(1,497)	-

Net cash used in investing activities	(1,091)	3,001	(392)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank and other borrowings	36	-	-
Repayments of short-term bank and other borrowings	-	(36)	-

Net cash generated from (used in) financing activities	36	(36)	-

Effect of foreign exchange rate changes on cash and short-term investment	-	50	38

Net change in cash and cash equivalents and restricted cash	(2,466)	1,252	(1,910)

Cash and cash equivalents and restricted cash at beginning of year	3,510	1,044	2,296

Cash and cash equivalents and restricted cash at end of year	1,044	2,296	386

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b) Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2020, the Group had cash and cash equivalents of $3.0 million and restricted cash of $0.04 million and has generated a net loss from continuing operations of $36.1 million and cash outflows for continuing operations of $5.2 million for the year then ended. In addition, as disclosed in Note 11, the Group has certain bank and other borrowings in default or past due.

The Group’s funding secured during 2019 from the equity investment by Chongqing City Youtong Equity Investment Fund, LLP was sufficient to meet its normal operational needs for working capital and capital expenditures in the year 2019. The cash level at December 31, 2020 was not adequate for operations in the 2021 fiscal year and financing was needed; and the due to the COVID-19 pandemic, negative effects from slow collection from receivables and significant cancellation of otherwise signed purchase orders from customers were observed as early as January 2020. The Group’s operations in the fiscal year 2020 was reduced to minimal levels due to lock down of cities in India and in China, and our contracted manufacturing with third parties was also reduced to about one third of the previous year’s volume. The Group had to rely on customer advances and short-term supply chain related load to sustain such minimal operation during the months affected most severely affected by the COVID-19 pandemic. Except for one significant customer in the U.S., all other purchase order from different countries of the world have been reduced or cancelled. The Group is in default with the terms of our loans and revolving credit lines Partners For Growth (“PFG”) which is the prime lender. The Group has entered into agreements dated December 14, 2020 with PFG and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA will purchase approximately $18 million of debt in tranches. As of February 10, 2021, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees (the “Debt”), converted into and sold all 22.73 million shares of the Group’s ordinary shares by February 10, 2021. With the Company settling another $1.27 million of Debt directly with PFG through the issuance of 1.51 million shares on February 17, 2021 which PFG has subsequently sold. As of the filing of this annual report, the Group’s defaulted Debts with PFG totaling $19.14 million have been eliminated.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(h) Restricted cash

Restricted cash mainly represents the deposits for a short-term loan with HSBC, and also short-term deposits with China United Network Communications Group Co., Ltd. (“China Unicom”) as guarantee for minimum purchase requirements, which are not available for the Group’s use until the end of contract period with China Unicom. These deposits were put in place for the MVNO BU, which was disposed at the end of October 2020.

The Group adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows.

(i) Accounts Receivable

Accounts receivable are carried at net realizable value. An allowance of doubtful accounts is recorded in the period when the collection of full amount is no longer probable. The Group reviews the accounts receivable for expected credit loss on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. As of December 31, 2020, the Group evaluated and created provision for doubtful debt for the accounts that were unlikely to be collected.

(j) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to reduce the cost of inventories to its net market value are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventories provision of $1,514 and $1,344 were recorded as of December 31, 2019 and 2020, respectively.

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

(m) Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill as of December 31, 2019 was related to its acquisition of Yuantel. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

No impairment loss of goodwill in Yuantel reporting unit were recognized during the years ended December 31, 2019. The Company has disposed Yuantel on October 29, 2020 and no goodwill as of December 31, 2020.

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

(o) Current expected credit loss

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group no longer qualified as an emerging growth company in the year 2020 and adopted this ASC Topic 326 on January 1, 2020.

The Group has identified the relevant risk characteristics of its customers and the related receivables, and other receivables which include type of the products the Group provides, nature of the customers or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered.

Movement of the allowance for doubtful accounts for accounts receivable and contract assets is as follows:

	Year ended December 31,
	2019	2020
	$	$
Balance as of January 1	20,526	20,903
Provisions for doubtful accounts	552	1,329
Write offs	-	(8,937)
Changes due to foreign exchange	(175)	(412)
Balance as of December 31	20,903	12,883

Movement of the allowance for other receivables in prepaid expenses and other current assets, is as follows:

	Year ended December 31,
	2019	2020
	$	$
Balance as of January 1	570	12,871
Provisions for doubtful accounts	12,312	3,042
Write offs	-	(2,911)
Changes due to foreign exchange	(11)	990
Balance as of December 31	12,871	13,992

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(p) Impairment of long-lived assets

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

The impairment loss of long-lived assets was $13,000, nil and $703 for the years ended December 31, 2018, 2019 and 2020, respectively, based on the impairment test performed.

(q) Fair value of financial instruments

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

During the years ended December 31, 2019 and 2020, financial instrument such as warrants and options issued to advisors were measured at fair value.

(r) Revenue recognition

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

There are two major performance obligations in the contracts with this type of customers: the delivery of the software product and the completion of the post-contract-service (“PCS”). The allocation of the transaction price between the two major performance obligations is based on the estimated standalone selling prices. The selling price for the performance obligation of PCS is estimated as the reasonable cost budget plus a margin or industrial standard. The rest of the transaction price other than the reasonable cost budget plus a margin for PCS will be allocated to the performance obligation of the delivery of the software product.

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

	2021	2022	2023
	(US$ in thousands)
Software development service	489	1,002	1,665
Hardware product sales	3,071	778	393

(s) Contract Costs

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

(t) Contract Liabilities

Contract liabilities primarily relate to multiple element arrangements for which billing has occurred but transfer of control of all elements to the customer has either partially or not occurred at the balance sheet date. This includes cash received from customers for services or products in advance of the transfer of control. For the year ended December 31, 2020, the Group recognized revenue of $2,963 that was included in the advances from customers and deferred revenue at January 1, 2020.

(u) Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of long-lived assets, amortization of acquired intangible asset, payroll and other related costs of operations. Deferred cost of revenues was nil and nil for the years ended December 31, 2019 and 2020, respectively.

(v) Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to $29, nil and $1 for the years ended December 31, 2018, 2019 and 2020, respectively.

(w) Research and development expenses

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

(x) Government grants

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

(y) Leases

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

(z) Income taxes

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

(aa) Subscriptions receivable

Subscriptions receivable included investment amounts in the form of (i) real property to be provided by Chongqing Youtong to the Group in exchange for shares of the Company, (ii) ownership of KADI that has been contemplated to be sold to the Group in exchange for shares of the Group, (iii) escrow shares to Samsung in the year 2019 as security for arbitration compensation, and (iv) escrow shares to American West Pacific International Investment Corp as collateral for the $1,000 loan. Since the shares in all these cases have already been issued, the amounts of the real property from Chongqing Youtong and ownership of KADI were recorded as subscriptions receivable on the equity section of the Group’s consolidated balance sheet as of December 31, 2020.

(bb) Share-based compensation

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

(cc) Comprehensive income (loss)

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

(dd) Segment reporting

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

(ee) Employee benefits

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

(ff) (Loss) earnings per share

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

(gg) Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

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

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, to require financial assets carried at amortized cost to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU 2019-10 and ASU 2019- 11 to provide additional guidance on the credit losses standard. The ASUs are effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group has adopted the amendments in these ASUs on January 1, 2020, and the adoption of these amendments did not have a material impact on the consolidated financial position and results of operations.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

(a) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and accounts receivable from related parties. As of December 31,2019 and 2020, the aggregate amount of cash and cash equivalents and restricted cash from continuing operations were $6,012 and $3,081, respectively. As of December 31, 2019 and 2020, the aggregate amount of cash and cash equivalents and restricted cash from discontinued operations were $2,296 and nil, respectively. As of December 31, 2019 and 2020, the aggregate amount of cash and cash equivalents and restricted cash of $2,512 and $295 respectively, were held at major financial institutions located in the PRC, and $5,796 and $2,786, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

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

(i) Customer concentration risk – the Group’s main operations are dependent upon a few customers, with one particularly large customer representing 41.91% of our net revenues in the 2020 fiscal year. It is always considered at least reasonably possible that any customer can be lost in the near time. There is no guarantee that the large customer will continue to place orders with the Group or award similar volume of business to the Group. The Group’s top five customers accounted for 74.8%, 87.2% and 88.2% of our net revenues in the years ended December 31, 2018, 2019 and 2020, respectively.

The accounts receivable from the largest single customer accounted for 4% and 44% of the Group’s total accounts receivable for the years ended December 31, 2019 and 2020, respectively.

(ii) Product concentration and geography concentration risks – For the fiscal year of 2019, approximately 67.9% of the Group’s net revenues was focused on the handset mobile device. For the fiscal year of 2020, approximately 41.8% of the Group’s net revenue was focused on the mobile tracker device. There is no guarantee that this product type will continue to have demand in the fast changing telecom industry or that the Group can continue to feasibly compete as a designer and manufacturer of such products.

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

For the Group’s continuous operations, the Group’s top five suppliers accounted for 73.8% and 88.1% of our cost of goods sold in the years ended December 31, 2019 and 2020, respectively.

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

(c) Foreign currency exchange rate risk

For financial reporting purposes, the financial statements of the Group’s PRC operating subsidiaries and VIE, which are prepared using the functional currency of the PRC, Renminbi (“RMB”), are translated into the Company’s reporting currency, the United States Dollar (“U.S. dollar”). Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The exchange rates used to translate amounts in RMB into US$ for the purposes of preparing the consolidated financial statements are as follows:

	As of December 31,
	2019	2020
Balance sheet items, except for equity accounts	6.9762	6.5249

	Years ended December 31,
	2019	2020
Items in the statements of operations and comprehensive loss	6.8985	6.8976

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

5.	INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2019	2020
	$	$
Raw materials	4,107	3,719
Work in process	908	291
Finished goods	1,041	8
	6,056	4,018
Less: provision	(1,513)	(1,343)

Inventories, net	4,543	2,675

Provisions were$1,513 and $1,343 in the years ended December 31, 2019 and 2020, respectively, due to obsolescence including the inventories from previous years.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2019	2020
	$	$
Staff advances	301	851
Prepayment for products	1,539	1,528
Advance to OEMs	15,897	16,417
Rental and other deposits	718	1,426
VAT recoverable	2,400	1,437
Receivable from an export/import agent	6,410	9,101
Rebate receivable	1,448	-
Others	124	397
	28,837	31,157
Less: provision	(12,871)	(13,992)

	15,966	17,165

7.	RIGHT OF USE ASSETS

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through 2024. As of December 31, 2020, the Group’s operating leases had a weighted average discount rate of 11.2%. Future lease payments under operating leases as of December 31, 2020 were as follows:

As of December 31,
2020
$
2021	409
2022 and thereafter	421
Total lease payments	830
Less: imputed interest	149
Present value of lease liabilities	681

Operating lease cost for the year ended December 31, 2020 was $899, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2020 was $223.

Cash paid for amounts included in the measurement of operating lease liabilities was $1,008 for the year ended December 31, 2020. Non-cash transaction amount of lease liabilities arising from acquisition of right-of-use assets was $797.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2020 were as follows:

Year Ended December 31	Amount
$
2021	409
2022	291
2023	130
2024	-
2025	-
Total	830

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2019	2020
	$	$
At cost:
Leasehold improvements	833	-
Computer and network equipment	4,305	1,350
Office equipment	925	905
Motor vehicles	184	186
	6,247	2,441
Less: accumulated depreciation	(6,006)	(2,289)

	241	152

Depreciation expense from continuing operations was $264, $175 and $79 for the years ended December 31, 2018, 2019 and 2020, respectively. Certain fully depreciated computer equipment and related peripherals were disposal in the year 2020.

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Cost of revenues	104	46	-
Sales and marketing expenses	3	1	1
General and administrative expenses	47	53	13
Research and development expenses	110	75	65

	264	175	79

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

9.	INTANGIBLE ASSETS, NET

The following table presents the intangible assets as of the respective balance sheet dates:

	Software	Capitalized software development costs	Total
	$	$	$
Balance as of January 1, 2019	43	11,399	11,442
Additions	1	4,030	4,031
Amortization expense	(20)	(5,965)	(5,985)
Foreign currency translation difference	-	(58)	(58)

Balance as of December 31, 2019	24	9,406	9,430
Additions	-	-	-
Amortization expense	(17)	(5,155)	(5,172)
Foreign currency translation difference	-	4	4

Accumulated impairment loss	(1)	(702)	(703)
Foreign currency translation difference		(21)	(21)

Balance as of December 31, 2020	6	3,532	3,538

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of 3-10 years.

There was no capitalization of intangible assets in the year ended December 31, 2020 due to the fact that the Company received no orders for new products that required R&D expenditures that should be capitalized.

For the year ended December 31, 2020, the Group accrued $703 impairment   losses associated with software and capitalized software development costs, due to insufficiency of   estimated future cash flows expected to be generated by these assets. For the year ended December 31, 2019, the Group did not recognize any impairment loss associated with its intangible assets.

The annual estimated amortization expenses for the intangible assets for each of the next five years were as follows:

$
2021	2,327
2022	1,211
2023	-
2024	-
2025	-
3,538

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

11.	BANK AND OTHER BORROWINGS

Bank and other borrowings were as follows as of the respective balance sheet dates:

		As of December 31,
		2019	2020
		$	$
Short-term bank and other borrowings	(i)	5,000	2,395
Long-term bank borrowings, current portion	(ii)	12,975	12,975
		17,975	15,370

Long-term bank borrowings, non-current portion	(ii)	-	1,250

Total borrowings		17,975	16,620

(i)	The short-term bank and other borrowings outstanding as of December 31, 2019 and December 31, 2020 bore a weighted average interest rate of 13.76% and 74.32% per annum, respectively, and were denominated in RMB, INR and US$. These borrowings were obtained from financial institutions, third-party entities and a related party (Note 18).

The outstanding balances as of December 31, 2019 and 2020 were comprised of the following loans:

a)	The Group entered into a line of credit facility amounted to $8,623 with SPD Silicon Valley Bank Co., Ltd, a PRC banking institution (“SSVB”) in 2015, which had an original maturity date of August 31, 2018. The outstanding principal balance as of December 31, 2017 was $7,648 and an additional $956 was drawn during 2018. The outstanding principal balance as of December 31, 2018 was $8,604. The loan was payable on demand as of December 31, 2017 and 2018 due to the Group having breached a financial covenant under the loan. The loan bore an interest rate of 8% per annum based on the LIBOR rate. The Company paid interest of $521 and $168 during the years ended December 31, 2018 and 2019. The principal balance of $8,604 remaining as of December 31, 2018 was fully repaid in March 2019.

b)

On November 28, 2017, the Group entered into a short-term loan agreement with HHMC Microelectronic Co., Limited (“HHMC’) for $5,000 bearing an interest rate of 0.04% per day, to fund the Company’s working capital purposes. The loan had an original term of three months. According to the agreement, the interest rate increased to 0.1% per day from February 28, 2018 prospectively when the loan became overdue. The outstanding principal balance as of December 31, 2017 was $5,000 of which $2,595 was repaid during 2018. The accrued interest of $68 as of December 31, 2017 was fully paid in 2018. The outstanding principal balance as of December 31, 2018 was $2,405. The accrued interest of $1,080 as of December 31, 2018 was fully repaid in 2018 and the remaining principal is fully repaid in June 2019. The accrued interest of US$456 as of December 31, 2019 was fully paid in 2020.

c)	On May 30, 2019, the Group entered into a banking facility agreement with HSBC for a credit facility of $5,000 with an interest rate of London Interbank Offered Rate (LIBOR) plus 1% and a maturity date of one year. $4,500 were drawn in June 2019 and $500 were drawn in July 2019 for working capital purposes. The principal of US $5,000 and accrued interest of $58 as at December 31, 2020 were paid in full in 2020.

c)	The Group entered into a $1,000 short term loan agreement with American West Pacific International Investment Corporation (“AWP”) in December 2020, to fund the Company’s working capital purposes. The loan had an original term of six months with interest of 12% per annum. And 4,000,000 restricted ordinary shares to be held in escrow at Continental Stock Transfer & Trust Company as collateral (See Note 20).

On June 8, 2020, the Group signed a loan agreement of US $400 with American West Pacific INTL Investment at an interest rate of 5%. On July 7, 2020, a debt-to-equity swap was carried out to pay off arrears and interest.

On October 21, 2020, the Group signed a borrowing agreement of US $150 with American West Pacific INTL Investment at an interest rate of 12%. As of December 31, 2020, the interest of $1.5 and the principal of US $150 have been paid off.

d)

The Group entered into several agreements with four institutions regarding financing from sale of the Group’s future receipts during fiscal year 2020. The outstanding balance as of December 31, 2020 was $1,395, represented four loans due to three institutions. Interests accrued in the year 2020 amounted to $1,039 and were paid. The payback periods for these financings range from 100 to 120 days.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(ii)	The long-term bank borrowings as of December 31, 2019 and 2020 from Partners For Growth IV, L.P. (“PFG4”) and Partners For Growth V, L.P (“PFG5”) that are financial institutions located in the United States, bearing weighted average interest rates of 10.07% and 11.26% per annum, respectively. The loans were denominated in US$.

The outstanding loans as of December 31, 2019 and 2020 were comprised of the following loans and prior loans:

a)

On August 30, 2016, the Group entered into a long-term loan agreement with PFG4 for $6,000, bearing an interest rate of 8% per annum with maturity date on August 30, 2019. On January 20, 2017, the Group entered into a long-term loan agreement with PFG4 for $2,000, bearing an interest rate of 8% per annum with maturity date on January 20, 2020. As of October 2019, due to geographic changes in the Company’s business activities, significant amounts of accounts receivable shifted from the Company’s Hong Kong subsidiary to Indian subsidiary. This reduction of accounts receivable from our Hong Kong entity has caused a covenant breach according to the PFG loan agreements and caused the interest rate of the PFG loans to be increased to 18%. The outstanding principal balance due to PFG4 as of December 31,2020 was $100. The Group accrued PFG4 interest of $14 in the current period with $115 unpaid in 2020.

a)

On April 30, 2018, the Group entered into a long-term loan agreement with PFG5 for $3,000, bearing an interest rate of 8% per annum from May 1, 2018 to October 31, 2018 and an interest rate of 12% per annum from November 1, 2018 to April 30, 2021, which is the maturity date. The outstanding principal balance as of December 31, 2020 was $2,275.

b)

On December 17, 2018, the Group entered into a convertible term loan agreement (the “PFG note”) with PFG5, bearing an interest rate of 12% per annum. The principal of this loan is $1,000 which matures in full on December 17, 2023. The outstanding principal balance of $1,000 as of December 31, 2018 and accrued interest of $5 was fully repaid in December 2018. At any time while the PFG note was outstanding, upon notice only, PFG may elect to convert the PFG note into 208,768 ordinary shares of the Company at the conversion price of $4.79 per share. The outstanding principal balance as of December 31, 2020 was $1,000.

c)

On March 8, 2019, the Group entered into a new revolving line of credit facility (the “RLOC”) with PFG5 for $12,500. Under the agreement: (i) $9,500 may be drawn upon request at any time on or after the closing date and (ii) so long as there is no uncured default at the time of drawdown and if the Company has received at least $10,000 in cash proceeds from the sale of its equity securities to investors, then an additional $3,000 may be drawn. Any outstanding amounts under the RLOC will accrue interest at a rate of 11% per annum with a maturity date of March 8, 2021 (the “Maturity Date”). The Group shall pay interest only on principal outstanding on the RLOC until the Maturity Date, on which date the entire unpaid principal balance on the RLOC plus any and all accrued and unpaid interest shall be repaid. In March 2019, the Company drew down $9,500 from the RLOC. The outstanding principal balance as of December 31, 2020 was $9,500.

The outstanding principal balances as of December 31, 2020 included a term loan due to PFG4 in the amount of $100, outstanding principal balances due to PFG5 of a term loan in the amount of $2,375, a convertible term loan in the amount of $1000 and a revolving line of credit in the amount of $9,500. The Group accrued PFG5 interest of $2,259 in the current period with $2,319 unpaid in 2020.

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

The Group was in default of these loans since the Company has not been able to make the regular monthly payments in servicing such indebtedness since January 2020. The total amount due including unpaid accrued interests at the default rate plus penalties and back-end fees amounted to approximately $19 million as of December 2020. As a result, the Group was seeking for alternative ways to settle the loans with PFG.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

The Group entered into an agreement with PFG and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA) on December 14, 2020, in which LMFA will purchase of debt in tranches.

As of the filing of this annual report, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees (the “Debt”), converted into and sold all 22.73 million shares of the Group’s ordinary shares as of February 10, 2021. With the Company settling another $1.27 million of Debt directly with the PFG through the issuance of 1.51 million shares on February 17, 2021 which PFG has subsequently sold, the Group’s defaulted debts with PFG totaling $19.14 million have been eliminated.

(iii)

The long-term bank borrowing as of December 31, 2020 was a loan from an individual shareholder, bearing interest rates of 6.00% per annum with a period of 15 months. The loans were denominated in US$ with the amount of $1,250. The Group need to repay the principal amount in its entirely to the lender, together with interests.

(iv)	Warrants

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2019	2020
	$	$
Payroll and welfare payable	4,918	5,306
VAT, and other taxes payable	489	728
Payables for office supply and utilities	437	435
Payables for purchase of property and equipment	49	52
Professional service fees	1,414	2,930
Payables for share purchase consideration	10,000	10,000
Payables for Samsung arbitration compensation	4,356	3,749
Interest and penalty payable	3,178	6,386
Advance from customers	4,076	4,828
Payables to an export/import agent	3,571	7,750
Others	41	298
	32,529	42,462

13.	DEFERRED GOVERNMENT GRANTS

The government grants received are required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations over the lives of the related assets as other operating income.

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Balance at beginning of the year	1,957	1,864	-
Recognized as other operating income	-	(1,854)	-
Foreign currency translation difference	(93)	(10)	-
Balance at ending of the year	1,864	-	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

14.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss, net of tax of nil, were as follows:

	Foreign currency translation	Total
	$	$
Balance as of January 1, 2018	(507)	(507)
Current year other comprehensive (loss)	(1,636)	(1,636)
Balance as of December 31, 2018	(2,143)	(2,143)
Current year other comprehensive (loss) income	239	239
Balance as of December 31, 2019	(1,904)	(1,904)
Current year other comprehensive loss income	661	661
Balance as of December 31, 2020	(1,243)	(1,243)

15.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan from continuing operations were $2,029, $1,600 and $803 and from discontinued operations were $517, $538 and $172 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

(c) Options and warrants issued in 2020

The Group granted 2,250,000 shares of options to three non-employees to purchase ordinary shares with the exercise price of $1.25 per share on March 19, 2020. The expiration date of these options is March 19, 2023.

The Group granted 100,000 shares of warrants to an advisory company to purchase ordinary shares with the exercise price of $0.01 per share on May 18, 2020.   The expiration date of these warrants is May 18, 2027. The recipients received such warrants for bringing to the Company a merger possibility and have the ability to exercise the warrants into ordinary shares of the Company at the time of their own choosing by the expiration date or by the closing of a merger brought forth by them, whichever occurs earlier.

In December 2020, the Group decided to cancel all the shares of options as of December 31, 2019 and replaced with issuing ordinary shares.

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		($)	(Years)	($)
Converted under Assumed Options:
Outstanding, August 18, 2017	2,695,194	5.08	6.99	6,561
Granted	180,000	5.30
Forfeited	(49,804)	6.58

Outstanding, December 31, 2017	2,825,390	5.38	6.43	6,860

Outstanding, January 1, 2018	2,825,390	5.38	6.43	6,860
Granted	-	-
Forfeited	(316,585)	3.09

Outstanding, December 31, 2018	2,508,805	5.29	6.01	312

Outstanding, January 1, 2019	2,508,805	5.29	6.01	312
Granted	280,000	3.65
Forfeited	(272,580)	2.26

Outstanding, December 31, 2019	2,516,225	5.29	5.52	5,653

Outstanding, January 1, 2020	2,516,225	5.29	5.52	5,653
Granted	2,350,000	1.20
Forfeited	(2,516,225)	5.12
Outstanding, December 31, 2020	2,350,000	1.20	2.39	4,828

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

As of December 31, 2019 and 2020, the Group had options outstanding to purchase an aggregate of 2,516,225 and 2,350,000 shares with an exercise price below the fair value of the Group’s shares, resulting in an aggregate intrinsic value of $5,653 and $4,828, respectively.

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

	Year 2018	Year 2019	Year 2020
Risk-free interest rates	*	1.64%-2.72%	0.56%-0.57%
Expected life (years)	*	10 years	3-7 years
Expected volatility	*	44.1%-45.0%	70.6-72.2%
Expected dividend yield	*	0%	0%
Exercise multiple	*	2.2	2.2
Post-vesting forfeit rate	*	12%	0%
Fair value of underlying ordinary shares	*	$1.80	$1.02-$1.25
Fair value of share option	*	$1.8-$4.19	$0.55-$1.24

Total compensation expenses relating to share options granted to employees recognized for the years ended December 31, 2019 and 2020 were as follows:

	For the years ended December 31,
	2019	2020
Sales and marketing expenses	103	79
General and administrative expenses	232	102
Research and development expenses	159	70

	494	251

(d) Ordinary shares issued in 2020

In December 2020, the Group issued 3,813,765 ordinary shares to certain employees and four non-employees. $2,231 recorded as general and administrative expenses, $87 recorded as selling and marketing expenses and $1,687 recorded as research and development expenses. The ordinary shares were fully vested as of December 31, 2020.

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

Hong Kong

Borqs HK is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2018, 2019 and 2020. No provision for Borqs HK profits tax has been made in the consolidated financial statements as the entity had losses in the years ended December 31, 2018, 2019 and 2020. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

India

Borqs India is subject to income tax rate of 29.12% for the years ended December 31, 2018, 2019 and subject to income tax rate of 25.17% for the years ended December 31, 2020. Amounts of $331, $173 and $691 are included as income tax expense for the years ended December 31, 2018, 2019 and 2020, respectively.

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

BORQS Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2012 and was eligible for a 15% preferential tax rate from 2012 to 2014. In July 2015, BORQS Beijing obtained a new HNTE certificate, which will expire in July 2018. BORQS Beijing has successfully renewed the HNTE certificate in September 2018 with effective term of three years until 2020. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2018, 2019 and 2020, BORQS Beijing enjoyed a preferential tax rate of 15%.

Yuantel Telecom was qualified for a High and New Technology Enterprises (“HNTE”) since 2011 and is eligible for a 15% preferential tax rate from 2011 to 2013. In October 2014, Yuantel Telecom obtained a new HNTE certificate, which expired in October 2017. Yuantel Telecom has successfully renewed the HNTE certificate in December 2017 with effective term of three years until 2019. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2018 and 2019, and the period from January 1 through October 29, 2020, Yuantel Telecom enjoyed a preferential tax rate of 15%.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2020, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2020, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Group is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Group will continue to monitor changes in the interpretation or guidance of this law.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

Profit (loss) from continuing operations before income taxes consisted of:

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Non-PRC	(43,630)	(31,895)	(29,385)
PRC	(25,097)	(637)	(6,298)

	(68,727)	(32,532)	(35,683)

Income tax expense comprised of:

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Current	(52)	-	(1,410)
Deferred	(279)	949	1,004

	(331)	949	(406)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2018, 2019 and 2020 applicable to the PRC operations to income tax expense was as follows:

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Profit (loss) before income taxes	(68,727)	(32,532)	(35,683)

Income tax (expense) income computed at the statutory income tax rate at 25%	17,182	7,356	4,594
Non-deductible expenses	(7,393)	955	380
Non-taxation income	-	753	-
Preferential rate	(790)	(286)	(820)
Current and deferred tax rate differences	238	(971)	(291)
Foreign rate differences	(5,670)	137	(5)
Change of valuation allowance	(4,202)	(7,834)	(4,587)
Statutory income	(1,471)	-	-
R&D super deduction	305	839	323

Income tax (expense) benefit	(331)	949	(406)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2019	2020
	$	$
Deferred tax assets
Inventories provision	58	41
Accrued salary and welfare payable	217	206
Tax losses	419	-
Valuation allowance	275	373
Others	-	470
Total deferred tax assets	969	1,090

Deferred tax liabilities
Intangible assets	1,815	935
Deferred cost of revenue	17	15
Total deferred tax liabilities	1,832	950

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

As of December 31, 2020, the Group had net tax losses from its PRC subsidiaries, as per filed tax returns, of $16,782, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2020 to 2029 if not utilized. The Group has net tax losses from its HK subsidiary of $80,181, which will not expire.

Unrecognized Tax Benefits

As of December 31, 2019 and 2020, the Group recorded an unrecognized tax benefits of $1,987 and $2,124, respectively, of which, $559 and $1,172, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefits and its related interest are primarily related to under-reported intercompany profit. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2019 and 2020, unrecognized tax benefits of $1,428 and $952, respectively, if ultimately recognized, will impact the effective tax rate.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Balance at beginning of year	2,016	2,020	1,987
Reversal based on tax positions related to prior years	-	-	-
Additions based on tax positions related to the current year	-	-	-
Foreign currency translation difference	4	(33)	137

Balance at end of year	2,020	1,987	2,124

In the years ended December 31, 2019 and 2020, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of nil and nil in income tax expense, respectively. As of December 31, 2020, the tax years ended December 31, 2014 through 2019 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

18.	RELATED PARTY TRANSACTIONS

(a) Related parties

Names of related parties	Relationship with the Group
Intel Capital Corporation (“Intel”) and its affiliates	A substantial shareholder of the Group*
Bluecap	A company controlled by a key management of the Group
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Cloudminds (Hong Kong) Ltd. (“Cloudminds”)	A company controlled by a director of the Company **

*	As of December 31, 2020, Intel was not a substantial shareholder of the Group.
**	On December 18, 2018, the entity ceased to be a related party of the Company due to the resignation of this director.

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Software services provided to:
Cloudminds	1,373	-	-
Bluecap	-	-	507

Loan from:
Hareesh Ramanna	22	-	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(c)	Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Loan from:
Bluecap	1,059	3,273	2,695

Interest expense on loan from:
Bluecap	12	211	438

All balances with related parties as of December 31, 2020 were unsecured, and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1,325 short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group (Note 18), bearing an interest rate of 8% per annum to fund the Company’s working capital. The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2020 was $2,695 which is payable on demand. The accrued interests of $199 as in 2019 and $228 in 2020 were recorded in amount due to related parties.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. As of December 31, 2019 and 2020, the Group’s PRC subsidiaries had appropriated $2,097 and $2,097, respectively, in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2020, restricted net assets of the Company’s PRC subsidiaries were $34,407.

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

During the year ended December 31, 2020, the Group issued an aggregate of 10,169,371 ordinary shares to certain advisors, in exchange for their services related to investors relations. The shares were fully vested as of December 31, 2020. The Group recorded the fair value of the shares in an amount of $14,372 in compensation expenses which was included in general and administrative expenses.

(h)	Debt Repayments with ordinary shares

(1)

In May 2020, we issued ordinary shares to settle debt due to Coming Technologies Ltd valued per agreement at a total amount of $1,998 which comprised of:

a. $880 in payables for products Borqs ordered from TianFu in the amount of $658 and EPIC in the amount of $222. TianFu and EPIC in turn ordered the manufacturing of components and parts from Coming Tech. Coming Tech had delivered such products, via TianFu and EPIC, to Borqs. These orders and deliveries were made in the year 2018. Borqs confirmed the receipt of the products in full and then delivered them to Borqs’ customer. Borqs had recorded these amounts as Accounts Payable to TianFu and EPIC; and by settling the amount of $880 directly with Coming Tech, Borqs can reduce our Accounts Payable with TianFu and EPIC for their respective amounts.

b. $937 with Purchase Orders placed with EPIC in January of 2020 which EPIC in turn placed with Coming Tech. We anticipated to deliver the products to our customer by the end of the first calendar quarter in 2020. However, we determined that the project was cancelled by April 2020 most significantly due to the fact that the COVID-19 virus was spreading worldwide and turning into a pandemic, and the cancellation came prior to the delivery of our products to the customer. We sought alternative channels of distribution for the products but no customers were willing to commit to taking merchandise when many retail businesses were closing at that time. However Coming Tech had already manufactured the products and Borqs became liable for the total of amount of $937.

c. $182 in an extra compensation to Coming Tech in the settlement, for receiving ordinary shares of Borqs that were not freely tradable for a minimum of six months from issuance. No registration statement was to be filed for the settlement shares received by Coming Tech, and the shares could only become sellable after a minimum of six months from the date of issuance according to Rule 144. Also, if Borqs Technologies becomes not in compliance with the SEC rules and regulations as a listed company, the shares cannot be sold in the public market. The lapse of time by this minimum holding period and compliance requirements added risk to Coming Tech regarding the value of the shares. The Company and Coming Tech came to terms that an extra 10% in value of the shares were to be issued to Coming Tech due to this additional risk.

The shares issued on May 7, 2020 at the closing price of the Company stock of $1.560 per share. The Company recognized gain of $484 in gain on debt settlement during fiscal year 2020. For the year ended December 31, 2020, the issuance of $1,988 in value of ordinary shares caused a reduction of our Accounts Payable to TianFu of $658 and EPIC of $222, recording G&A Expense of $937 and Financing Expense of $182.

(2)	The Company entered into a loan agreement with American West Pacific International Investment Corporation (“AWP”) on June 8, 2020. Under this agreement, the Company need to repay the principal amount of $0.4 million in its entirety, with interest on the due date. AWP claimed the Company to the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County in Florida. On October 21, 2020, the Court issued an agreed order for the settlement of the claim and approved the issuance of 527,081 common shares of the Company in exchange for the settlement. The shares issued on October 29, 2020 at the closing price of the Company stock of $0.961 per share. The Company recognized loss of $101 in loss on debt settlement during fiscal year 2020. Significantly affected by the pandemic during 2020 when business activities dropped over 70% from the prior year, operational cash flow was severely challenged and we could not payback this loan in cash. We sought the alternate means via a court approval under securities rule 3(a)(10) and was able to issue free-trading shares to the lender as settlement.

(3)

Sinowinglaw LLP, aka Beijing Zhongpeng Law Firm (“Sinowing”) provided services to the Company. The Company was in default of its payment obligations to Sinowing for consulting and legal fees and costs in the amount of approximate $1.2 million. Sinowing claimed against the Company to the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County in Florida. On October 29, 2020, the Court issued an agreed order for the settlement of the claim and approved the issuance of 1,580,929 common shares of the Company in exchange for the settlement. The shares issued on November 4, 2020 at the closing price of the Company stock of $0.995 per share. The Company recognized loss of $356 in loss on debt settlement during fiscal year 2020. Significantly affected by the pandemic during 2020 when business activities dropped over 70% from the prior year, operational cash flow was severely challenged and we could not payback these back-due fees in cash. We sought the alternate means via a court approval under securities rule 3(a)(10) and was able to issue free-trading shares to Sinowing as settlement.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

(i)	Management’s contribution

Due to stringent operational cash flows caused by the COVID-19 pandemic, the CFO voluntarily forfeited his salary for the year 2020 as a contribution to the Group.

(j)	Collateral of 4,000,000 restricted ordinary shares to AWP

On March 03, 2020, the Group entered into an agreement with AWP. The Group has been offered a term loan for 6 months with interest at 12% per annum. According to the agreement, the Group issued 4,000,000 restricted ordinary shares to be held in escrow at Continental Stock Transfer & Trust Company as collateral. The Group recorded the fair value of the shares issued in an aggregate of $4,080 in additional paid-in capital, with a corresponding amount included in subscription receivable.

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

Series E-1 Preferred Shares of $2,708 were converted to ordinary shares as of December 31, 2017 and there were none as of December 31, 2019 and 2020.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

22.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Numerator:
Net income (loss) from continuing operations	(69,058)	(31,583)	(36,089)
Less: Net income (loss) attributable to noncontrolling interest from continuing operation	(104)	5	(1)
Net income (loss) from continuing operations attributable to Borqs Technologies, Inc.	(68,954)	(31,588)	(36,088)
Accretion to redemption value of preferred shares for continuing operations	-	-	-

Net (loss) income from continuing operations attributable to Borqs Technologies, Inc.’s ordinary shareholders	(68,954)	(31,588)	(36,088)

Net (loss) income from discontinued operations	(2,941)	(4,151)	1,302
Less: Net (loss) income attributable to noncontrolling interest from discontinued operation	(131)	(1,329)	716
Net (loss) income from discontinued operations attributable to Borqs Technologies, Inc.	(2,810)	(2,822)	586

Net loss attributable to Borqs Technologies, Inc.’s ordinary shareholders	(71,764)	(34,409)	(35,502)

Denominator:
Weighted-average number of ordinary shares—basic	31,200,056	35,919,014	44,515,013
Weighted-average number of ordinary shares—diluted	31,200,056	35,919,014	44,515,013

Weighted-average number of shares outstanding from discontinued operations—basic	31,200,056	35,919,014	44,515,013
Weighted-average number of shares outstanding from discontinued operations—diluted	31,200,056	35,919,014	44,515,013

Net earnings (loss) per share from continuing operations attributable to Borqs Technologies, Inc.
Earnings (loss) per share—Basic:	(2.21)	(0.88)	(0.81)
Earnings (loss) per share—Diluted:	(2.21)	(0.88)	(0.81)

Net (loss) earnings per share from discontinued operations attributable to Borqs Technologies, Inc.
(Loss) earnings per share—Basic:	(0.09)	(0.08)	0.01
(Loss) earnings per share—Diluted:	(0.09)	(0.08)	0.01

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic:	(2.30)	(0.96)	(0.80)
Loss per share—Diluted:	(2.30)	(0.96)	(0.80)

For the years ended December 31, 2019 and 2020, share options and Replacement Warrants to purchase ordinary shares, Unit Purchase Option, public warrants and private warrants were anti-dilutive and excluded from the calculation of diluted net loss per share.

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

(b) Income taxes

As of December 31, 2019 and 2020, the Group recognized an accrual of $1,987 and $2,124, respectively, in unrecognized tax benefits and its interest (Note 17). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2019 and 2020, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

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

(d) Contingent liability in relation to disposal of a subsidiary

One of the nominee shareholders of Big Cloud Network denied his entrustment relationship with the Group and claimed his rights and interests proceeds of the disposal of Yuantel. Although there were agreements between the Group and the nominee shareholder, there was no direct evidence to show the entrustment relationship between both parties, which may not be supported by the existing PRC laws and regulation. As a result, the Group assessed that a probable loss could be incurred. The Group estimated a loss ranged from $3.2 million to $3.6 million based on the best estimate of the information available. Because of there was no amount within the range would be a better estimate than any other amount, the minimum amount of $3.2 million was recorded as a contingent liability as of December 31, 2020. Even though the minimum amount in the range is not necessarily the amount of loss that will be ultimately determined, it is not likely that the ultimate loss will be less than the minimum amount. The ultimate amount could result in a loss of up to $0.4 million in excess of the amount accrued.

24.	SEGMENT REPORTING

The Company has identified the continuing operations as a single reportable segment as of December 31, 2020 and the table below provides a summary of the Group’s geographic information of revenues based on the customers’ headquarters for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
	2018	2019	2020
	$	$	$
PRC	4,282	1,701	428
Outside PRC:
United States	15,663	21,746	13,495
India	96,550	69,646	5,437
Rest of the world	11,925	5,865	7,391
Total net revenue	128,420	98,958	26,751

As the Group’s long-lived assets are substantially all located in the PRC, no geographical segments for long-lived assets are presented.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

25.	SUBSEQUENT EVENTS

(a)	COVID-19 Pandemic

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

The extent to which COVID-19 impacts the business and financial results of the Group in the longer term will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The Group will continue to evaluate the impact on the results of operation, financial position and cash flows of the Group and react actively as the situation evolves.

(b)	Debt Restructure of loans from PFG

The Group has entered into agreements dated December 14, 2020 with PFG and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA will purchase approximately $18 million of debt in tranches. As of February 10, 2021, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees (the “Debt”), converted into and sold all 22.73 million shares of the Group’s ordinary shares. With the Company settling another $1.27 million of Debt directly with PFG through the issuance of 1.51 million shares on February 17, 2021 which PFG has subsequently sold, the Group’s defaulted Debts with PFG totaling $19.14 million have been eliminated.

(c)	Other Subsequent Events

The Group has signed agreements with institutional and individual investors on February 25, 2021 and on April 14, 2021 for sale of $23 million in convertible notes. The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable at 110% of the conversion price. One-third of the notes are sold at the execution of definitive agreements and two-thirds of the notes will be sold upon the satisfaction of certain conditions, including effectiveness of a registration statement on Form F-1 to be filed by the Group. Proceeds will be used for the procurement of orders the Group expects to receive from its customers this year and also for development of the next generation 5G products.

One of the nominee shareholders of Big Cloud Network denied his entrustment relationship with the Group and claimed his rights and interests proceeds of the disposal of Yuantel. Although there were agreements between the Group and the nominee shareholder, there was no direct evidence to show the entrustment relationship between both parties, which may not be supported by the existing PRC laws and regulation. As a result, the Group assessed that a probable loss could be incurred. The Group estimated a loss and recorded a contingent liability as of December 31, 2020. The Group will continue to evaluate the impact on the results of operation, financial position and cash flows of the Group and react actively as the situation evolves.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

26.	FAIR VALUE MEASUREMENTS

The Group applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement. The Group has adopted the ASU 2018-13 Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement on January 1, 2020. It requires public companies to disclose the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

27.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Note	2019	2020
		$	$
ASSETS
Current assets
Cash and cash equivalents		-	-
Prepaid expenses and other current assets		59	108
Amount due from related parties		4,575	3,435

Total current assets		4,634	3,543

Non-current assets
Investments in subsidiaries and Consolidated VIEs		(35,378)	(33,684)

Total non-current assets		(35,378)	(33,684)

Total assets		(30,744)	(30,141)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables		10,738	11,377
Short-term bank and other borrowings		-	-

Total current liabilities		10,738	11,377

Total liabilities		10,738	11,377

Shareholders’ equity
Additional paid-in capital		141,377	171,560
Accumulated deficit		(181,081)	(215,175)
Accumulated other comprehensive loss		(1,778)	(2,097)

Total shareholders’ equity (deficit)		(41,482)	(41,518)

Total liabilities and shareholders’ equity (deficit)		(30,744)	(30,141)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

Condensed statements of operations

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Operating Expenses
General and administrative expenses	(15,018)	(1,949)	(2,125)

Operating loss	(15,018)	(1,949)	(2,125)

Interest expense	-	-	-
Share of profits (losses) of subsidiaries and Consolidated VIEs	(56,981)	(24,010)	(33,965)

Loss before income taxes	(71,999)	(25,959)	(36,090)
Income tax expense	-	-	-

Net loss	(71,999)	(25,959)	(36,090)

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Net profit (loss)	(71,999)	(25,959)	(36,090)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(1,709)	(121)	1,498
Other comprehensive income (loss), net of tax of nil:
Comprehensive income (loss)	(73,708)	(26,080)	(34,592)
Comprehensive income (loss) attributable to the Company’s ordinary shareholders	(73,400)	(26,584)	(34,633)

Condensed statements of cash flows

	For the years ended December 31,
	2018	2019	2020
	$	$	$
Net cash generated from operating activities	-	-	-
Net cash used in investing activities	(10,048)	-	-
Net cash generated from (used in) financing activities	-	-	-

Net increase (decrease) in cash and cash equivalent and restricted cash	(10,048)	-	-
Cash and cash equivalent and restricted cash at beginning of the year	10,048	-	-

Cash and cash equivalent and restricted cash at end of the year	-	-	-

Reconciliation of cash and cash equivalents and restricted cash

Cash and cash equivalents at end of the year	-	-	-
Restricted cash at the end of the year	-	-	-
Total cash and cash equivalents and restricted cash at the end of year	-	-	-

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

(b) Intercompany transactions

The Company had the following related party balances as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	$	$
Amount due from (to) related parties
- Borqs HK	(3,286)	(3,260)
- Borqs Beijing	7,862	6,829
- Borqs USA	-	(134)