Form 20-F/A
period 2020-12-31
Borqs Technologies, Inc.
filed 2021-09-13
CIK 1650575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A

Amendment No. 2

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

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Borqs Technologies, Inc. (the “Company,” “Borqs,” “we,” and “our”) for the year ended December 31, 2020, which was originally filed with the Securities and Exchange Commission on April 26, 2021 and amended June 14, 2021 (as amended, the “Original Filing”).

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

ii

PART II

ITEM 16G: CORPORATE GOVERNANCE

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers, with certain exceptions. While we voluntarily follow most Nasdaq corporate governance rules, we follow British Virgin Islands corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

●	We do not intend to follow Nasdaq Rule 5635(a), which states that shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances.

●	We do not intend to follow Nasdaq Rule 5635(b) which states that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

●	We do not intend to follow Nasdaq Rule 5635(c), which requires shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

●	We do not intend to follow Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow British Virgin Islands law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

●	We do not intend to follow Nasdaq Rule Rule 5640 which states that rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance.

PART III

ITEM 19: EXHIBITS

Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing date	Filed / Furnished

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer					*

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.

BORQS TECHNOLOGIES, INC.

By:	/s/ Pat Sek Yuen Chan
Name:	Pat Sek Yuen Chan
Title:	Chairman & Chief Executive Officer

Date: September 13, 2021

3