Form 20-F
period 2021-12-31
Borqs Technologies, Inc.
filed 2022-05-02
CIK 1650575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Pat Sek Yuen Chan, Chairman & Chief Executive Officer

Borqs Technologies, Inc.

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

Telephone: +852 5188 1864, Fax: +852 2114 0183

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2021, there were 162,167,471 shares of the registrant’s ordinary shares, no par value, issued and outstanding.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and such forward-looking statements may appear in the sections captioned “Business,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Plan of Operations” and elsewhere. Any and all statements contained in this report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “pro-forma,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this report may include, without limitation, statements regarding the plans, forecasts and objectives of management for future operations, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over and are described more fully in the sections discussing “Risk Factors”. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	Market acceptance of our products and services;

●	Competition from existing products or new products that may emerge;

●	The implementation of our business model and strategic plans for our business and our products;

●	Estimates of our future revenue, expenses, capital requirements and our need for financing;

●	The timing of recognition of revenues under US GAAP;

●	Our financial performance;

●	Current and future government regulations;

●	Developments relating to our competitors;

●	The impact of COVID-19 on our business and operations; and

●	Other risks and uncertainties, including those listed under the section titled “Risk Factors.”

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

ii

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company”, “Borqs”, “we”, “us”, and “our” refer to Borqs Technologies, Inc. and any or all of its subsidiaries. Unless otherwise noted, all industry and market data in this annual report is presented in U.S. dollars. Unless otherwise noted, all financial and other data related to the Company in this annual report is presented in U.S. dollars. All references to “$” or “US” in this annual report refer to U.S. dollars. All references to “RMB” in this annual report refer to Chinese Rmb Yuan.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Annual Report. The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2021, and the consolidated balance sheet data as of December 31, 2020 and 2021, are derived from our audited consolidated financial statements and notes which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

The Company completed its sale of the Mobile Virtual Network Operator Business Unit (“MVNO BU”) as of October 29, 2020. Due to this transaction, the Company’s financial statements for the year ended December 31, 2020 and 2019 for comparison purposes, are presented with the MVNO BU as discontinued operations. The Company opted for the rule that only three years of operating results are required to be presented in accordance with the applicable regulations of the British Virgin Islands.

	Fiscal Years Ended December 31,
Consolidated Statements of Income and Comprehensive Income Data:	2019	2020	2021
	($’000)
Net revenues	98,958	26,751	29,561
Gross profit	569	1,596	2,606
Operating expenses*	(31,578)	(42,216)	(30,120)
Other operating income	1,854	-	247
Operating loss	(29,155)	(40,620)	(27,267)
Loss from continuing operations, before income taxes	(32,532)	(35,683)	(57,047)
Income tax (expense) benefit	949	(406)	445
Net loss from continuing operations	(31,583)	(36,089)	(56,602)

Discontinued operations
(Loss) income from discontinued operations, before income taxes	(4,151)	1,302	-
Income tax benefit (expense)	-	-	-
(Loss) income from operations of discontinued entities	(4,151)	1,302	-
			-
Net loss	(35,734)	(34,787)	(56,602)

(*	Operating expenses for 2019 included provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million.)
(*	Operating expenses for 2020 included stock-based compensation of $20.0 million and non-recurring penalties of $1.1 million)
(*	Operating expenses for 2021 included stock-based compensation of $17.5 million, and inventory impairment loss of $1.3 million)

	Fiscal Years Ended December 31,
Consolidated Balance Sheets Data:	2020	2021
	($’000)
Cash and cash equivalents	3,044	7,714
Restricted cash	37	211
Accounts receivable, net	944	2,262
Inventories	2,675	7,190
Property, plant and equipment, net	152	733
Total assets	29,352	53,252
Total liabilities	91,593	70,538
Total shareholders’ equity (deficit)	(62,241)	(17,286)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to the COVID-19 pandemic

●	We have experienced and expect to continue to experience unpredictable reductions in demand for certain of our products and services, and adverse effects on our operations, supply chains and financing possibilities

Risks Related to our Business and Industry

●	We incurred loss and total cash outflows from operations, and we had a deteriorated net current assets position. There is substantial doubt about our ability to continue as a going concern.

●	Although our previously defaulted loans were completely paid off as of February 17, 2021, we may become in default with loans in the future and the following risks will reappear.

●	We have more current liabilities than current assets as of December 31, 2021.

●	If alternative mobile operating system platforms become more widely used or accepted, or mobile chipset manufacturers, mobile device Original Equipment Manufacturers (“OEMs” and each an “OEM”) and mobile operators do not continue to make product and service offerings compatible with the Android platform, our business could be materially harmed.

●	We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

●	We have limited experience with our current product offerings, which makes it difficult to predict our future operating results.

●	We operate in multiple rapidly evolving industries. If we fail to keep up with technological developments and changing requirements of our customers, business, financial condition and results of operations may be materially and adversely affected.

●	We face intense competition from onshore and offshore third party software providers in the Android platform and software market, and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

●	We may undertake acquisitions, investments, joint ventures or other alliances in the future, which could expose us to new operational, regulatory and market risks. Such future and past undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

●	If we fail to effectively manage our technical operations infrastructure, our customers may experience service outages and delays in the further deployment of our services, which may adversely affect our business.

●	We may not be able to continue to use or adequately protect our intellectual property rights, which could harm our business reputation and competitive position.

●	There can be no assurance that our ordinary shares will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

●	Economic conditions may adversely impact our business, operating results and financial condition.

●	We may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

●	We are in arbitration with Shanghai Kadi Technologies Limited (“KADI”) and its owners due to KADI’s breach of contract according to the Share Purchase Agreement dated December 15, 2018 (the “KADI Agreement”) signed between Borqs and KADI.

Risks Related to Our Business Operations and Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected.

●	The recent PRC government intervention into business activities by U.S.-listed Chinese companies may indicate an expansion of the PRC’s authority that could negatively impact our existing and future operations in Hong Kong and China.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how it may impact the viability of our current corporate structure, corporate governance and our business operations.

●	If the Chinese government were to impose new requirements for permission or approval from the PRC Authorities including China Securities Regulatory Commission (“CSRC”) or CAC, or any other entity that is required to approve this offering, to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

●	Recent trade policy initiatives announced by the United States administration against the PRC may adversely affect our business.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Risks Related to Our Securities

●	We have a substantial number of convertible securities outstanding. The exercise of outstanding warrants and conversion of outstanding convertible notes can have a dilutive effect on our common stock.

●	If equity research analysts publish unfavorable commentary or downgrade our ordinary shares, the price and trading volume of our ordinary shares could decline.

●	Future equity issuances could result in dilution, which could cause our ordinary shares price to decline.

●	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. holders of our ordinary shares.

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

Risks due to the COVID-19 pandemic.

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

Although our revenues in 2021 improved to $29.6 million as compared to $26.8 million in 2020, the impact of the continuing COVID-19 pandemic in the year 2022 and beyond is still unknown as of the filing of this annual report and may cause our revenues in future periods to decline.

Risks Related to our Business and Industry

Summary of Risks Associated with Our Business Due to Changing PRC Rules and Regulations

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our ordinary share and warrants, including risks and uncertainties, among others, the following:

●	The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and warrants and limit the legal protections available to us. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Any change of regulations and rules by Chinese government may intervene or influence our operations at any time and any additional control over offerings conducted overseas and/or foreign investment in China- based issuers could result in a material change in our operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Our ordinary shares may be delisted or prohibited from being traded under the Holding Foreign Companies Accountable Act (“HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) were unable to fully inspect our auditor. The delisting or the cessation of trading of our ordinary shares, or the threat of them being delisted or prohibited from being traded on a national securities exchange or in the over-the-counter market, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections of our auditor, it would deprive our investors of the benefits of such inspections. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Yu Certified Public Accountant PC, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCA Act. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	The Hong Kong legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Since 2020 and continuing into 2022, the Chinese government has been implementing increasingly stringent rules and regulations on its domestic business activities, particularly for companies whose shares are listed on U.S. exchanges. Such policy changes have caused profound impact on the value of the affected companies’ equities and resulted in significant drop in market valuation for their shareholders. The recent regulatory changes in China have focused on the following industries:

1) Cryptocurrency mining and coin offerings

2) Social media and cyber security

3) Online gaming

4) Ride-hailing

5) Extra-curriculum education and tutoring

6) Variable interest entity structures

The Company does not participate in any of the above six categories, and particularly our division that operated a MVNO business under a variable interest entity structure in China was sold as of October 29, 2020. Also, as indicated in this 2021 Annual Report filed on Form 20-F, our revenues recognized from activities in China represent 21.8%, 1.6%, and 1.7% of our total net revenues for the years 2021, 2020 and 2019, respectively. However, as the rules and regulations in China continue to evolve, the Company may become affected in future periods causing the public market valuation of our shares to decline.

●	We are incorporated under the laws of the British Virgin Islands. Our principal executive offices are located in Hong Kong. We are a global leader in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are also a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications We are not a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in Cybersecurity Review Measures (Revised Draft for Public Comments) published by Cyberspace Administration of China or the CAC on July 10, 2021. The subsidiary Beijing Big Cloud Century Technology Ltd (“BC-Tech”) used to operate a mobile virtual network operator (“MVNO”) business in China with a VIE structure. The VIE entity was a holding company known as Beijing Big Cloud Network Technology Co. Ltd (“BC-NW”) which owned the operating company known as Yuantel (Beijing) Telecommunications Technology Co., Ltd (“Yuantel”). Yuantel was sold as of October 29, 2020. BC-NW was re-organized with the VIE structure dismantled and became directly owned by BC-Tech, and therefore BC-NW remains on the Company’s organization chart. Therefore, we are not covered by the permission and requirements from the China Securities Regulatory Commission (“CSRC”), CAC or any other entity that is required to approve of the VIE’s operations, and we have received all requisite permissions to operate our business in China and no permission has been denied.

●	We do not believe we are required to obtain any permission from any PRC governmental authorities to offer securities to foreign investors. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC and other PRC governmental authorities required for overseas listings, on the U.S. exchanges or on a foreign exchange other than the U.S., including this offering. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If we inadvertently conclude that the approvals of the CSRC, or any other regulatory authority are not required for this offering, or applicable laws, regulations, or interpretations change and we are required to obtain approvals in the future, obtaining such approvals could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including the ordinary shares, to significantly decline or be worthless. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. In addition, these regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. See “Risk Factors –Risks Related to Our Business Operations and Doing Business in China”.

We incurred loss and total cash outflows from operations, and we had a deteriorated net current assets position. There is substantial doubt about our ability to continue as a going concern.

As of December 31, 2021, we had cash and cash equivalents of approximately $7.9 million and generated a net loss from continuing operations of approximately $56.6 million and cash inflows for continuing operations of approximately $4.8 million for the year then ended. We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will use the cash inflows including short-term supply chain financing, advances from customers and financing possibilities from financial institutions. However, there is no guarantee such financing mechanism will be available at terms acceptable to us.

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

Although our previously defaulted loans were completely paid off as of February 17, 2021, we may become in default with loans in the future and the following risks will reappear.

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

We have more current liabilities than current assets as of December 31, 2021.

Our balance sheet as of December 31, 2021 showed current assets of $31.2 million and current liabilities of $64.4 million. Although profit margin improvements coupled with better financing facilities in future periods may reverse this situation, there is no assurance of how long this situation may remain or if we can ever achieve healthier liquidity ratios. If this situation persists for too long, it will hamper the Company’s ability to operate effectively and will likely create pressure on the market price of our ordinary shares.

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

We have derived and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top five customers accounted for 87.2%, 88.2% and 87.8% of our net revenues in 2019, 2020 and 2021, respectively.

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

Our customers generally retain us on a project-by-project basis in connection with specific projects rather than on a recurring basis under long-term contracts. Historically, a significant portion of our net revenues has been comprised of software fees, relating to one-time research and engineering work performed for customers. For 2019, 2020 and 2021, our net revenues from software fees were $15.0 million, $10.6 million and $10.7 million, respectively, representing 15.0%, 39.5% and 36.3% of total net revenues, respectively. Although a significant amount of our net revenues are generated from repeat business, which we define as revenues from a customer who also contributed to our revenues during the prior fiscal year, our engagements with our customers are typically for individual projects that are often on a non-exclusive, project-by-project basis. In addition, a majority of our customer contracts from which we generate product fees can be terminated by customers with or without cause. There are many factors outside of our control that might lead customers to terminate a contract or project with us, including, among others:

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

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the British Virgin Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, India and Brazil, with branch offices in Japan and South Korea. In addition, one of our growth strategies is to further expand our business in Europe and into the United States. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

●	significant currency fluctuations between the Renminbi and the U.S. dollar and other currencies in which we transact business;

●	difficulty in identifying appropriate mobile chipset manufacturers, mobile device OEMs, mobile operators and/or joint venture partners, and establishing and maintaining good relationships with them;

●	legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

●	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

●	adverse effect of inflation and increase in labor costs;

●	current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

●	general global economic downturn;

●	for 2020, our revenues were 41.9% concentrated with one customer in United States, and the financial status of this customer together with the state of the U.S economy can greatly affect our business;

●	for 2021, our revenues were 25.1% concentrated with one customer in United States, and the financial status of this customer together with the state of the U.S. economy can greatly affect our business;

●	unexpected changes in political environment and regulatory requirements; and

●	terrorist attacks and other acts of violence or war.

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

Due to our inexperience in the solar energy and storage solution business, we may not be able to manage or integrate properly our recent acquisition of Holu Hou Energy LLC.

As of October 19, 2021, we acquired 51% ownership of Holu Hou Energy LLC (“HHE”) which is in the business of providing design, engineering and installation of solar power and storage solutions for the residential and commercial markets in the U.S. Since the board members and executives of Borqs Technologies, the parent company, do not have previous experience with the solar industry, we may not be able to manage and integrate the HHE business efficiently and may hinder HHE in carrying out its business plan.

HHE is a young company subject to fierce competition in an industry with many mature companies.

The solar industry is anchored by many well established and mature companies that have operations across the entire U.S. HHE is a young company that up until the end of calendar year 2021 only has sales activities in the State of Hawaii. There is no assurance that HHE will be successful or will have the resources in securing significant business activities outside of Hawaii.

We depend on key personnel of HHE and there is no assurance that the management of HHE will successfully integrate with our management team to realize the intended benefits of the acquisition transaction.

There is no assurance that the management of HHE will successfully integrate with our management team to realize the intended benefits of the acquisition transaction. The business of HHE is dependent on Mr. Brad Hansen, HHE’s founder, chairman and chief executive officer. In the event that Mr. Hansen were unable or unwilling to dedicate his full time to HHE’s business, or if he were to resign or start a competing business, our business and financial results would be adversely affected.

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

To continue listing our ordinary shares on Nasdaq, we are required to demonstrate compliance with Nasdaq’s continued listing requirements, particularly the requirement to maintain a minimum $1.00 bid price per share. On August 18, 2021, we received a letter from the Nasdaq Listing Qualifications Staff (the “Staff”) notifying us that we were not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days from July 7, 2021 to August 17, 2021, we did not meet the minimum bid price requirement. The letter did not impact our listing on the Nasdaq Capital Market and, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided 180 calendar days, or until February 14, 2022, to regain compliance with Nasdaq Listing Rule 5550(a)(2). On February 15, 2022, we received a letter from the Staff informing us that we are eligible for another 180-day period, or until August 15, 2022 to regain compliance with the minimum $1 bid price requirement. We provided written notice, as required by Nasdaq, of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. Compliance can be attained during this additional time period if the closing bid price of our ordinary shares is at least $1 per share for a minimum of 10 consecutive business days. If during the compliance period the ordinary shares have a closing bid price of $0.10 or less for 10 consecutive trading days, Nasdaq’s Listing Qualifications Department shall issue a Staff Delisting Determination. Our business operations are not affected by the receipt of these notices. We intend to monitor the closing bid price of our ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

Additionally, we cannot assure you that we will be able to meet Nasdaq’s other continued listing standards. If our ordinary shares are delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then, as with our public warrants, which have been delisted from Nasdaq and are trading on the OTC Markets, we could face significant material adverse consequences, including:

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

Global Economic and political conditions may adversely impact our business, operating results and financial condition.

Economic conditions, market and political instability, trade disputes among the United State, China, India and European countries and political conflicts, such  as between Russia and Ukraine, could adversely affect our business relationships with customers and suppliers. Any adverse financial or economic impact to our customers may impact their ability to pay timely or result in their inability to pay. It may also impact their ability to fund future purchases or increase the sales cycles which could lead to a reduction in revenue and accounts receivable. Our suppliers may increase their prices or may be unable to supply needed raw materials on a timely basis due to global supply change interruptions which could result in our inability to meet customers’ demand or affect our gross margins. Our suppliers may also impose more stringent payment terms on us. The timing and nature of any recovery from the effects of adverse economic conditions or market and political instability on credit and financial markets is uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not be materially and adversely affected.

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

We are in arbitration with Shanghai Kadi Technologies Limited (“KADI”) and its owners due to KADI’s breach of contract according to the Share Purchase Agreement dated December 15, 2018 (the “KADI Agreement”) signed between Borqs and KADI.

We have initiated arbitration proceeding in February 2022 in Hong Kong against KADI and its owners for breach of contract according to the KADI Agreement, seeking from KADI of i) a payment of $600,000 in cash previously paid to KADI, ii) the return of 1,043,550 ordinary shares of Borqs previously issued to the owners of KADI, and iii) payment in cash for loss of profit from KADI’s projected business in the amount of $5.3 million. As of the filing of this annual report, the arbitration is in its initial stages and there is no assurance that the outcome of the proceedings will be in favor of Borqs.

If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are required to evaluate the effectiveness of disclosure controls and procedures and internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis; and a “significant deficiency” is less severe than a material weakness in that it is unlikely to have a material impact on financial statements but is important enough to merit attention by those responsible for oversight of the company’s financial reporting. Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2021. In the years ended December 31, 2021 and 2020, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

In 2019 the Company identified a qualified external professional consultant for a senior financial and reporting role and the individual officially joined the Company as a financial director in January 2019. We have taken multiple steps to implement measures designed to improve our internal control over financial reporting to remediate the material weakness and hence our management concluded that the material weakness was being mitigated as of December 31, 2019 by multiple factors including: (a) hiring of a financial director with over 15 years of US GAAP audit experience in 2019 to help set up workflows for the strengthening of internal controls and preserving accuracy in preparing consolidated financial statements, (b) since December 2018, our Chairperson of the Audit Committee, a member of the Washington State board of Accountancy since the year 1989, has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations. In addition, we plan to take a number of other measures to strengthen our internal control over financial reporting, including (i) continuing to hire additional qualified professionals with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters; (ii) organizing regular training for our accounting staffs, especially the trainings related to U.S. GAAP and SEC reporting requirements; and (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. In October 2021, the Company hired a seasoned Chief Financial Officer with significant U.S. financial reporting experiences handling all periodic financial reporting and filing requirements with the SEC.

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

We believe that the Company’s financial reporting persons possess significant US GAAP experience to be a valuable resource for us with respect to financial reporting work. We believe we have adequate personnel with knowledge and experience with US GAAP for the preparation of our annual report for the year 2021. Since December 2018, our Chairperson of the Audit Committee has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations. The Chairperson of the Audit Committee has been a member of the Washington State Board of Accountancy since the year 1989. However, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the market price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks  Related to Our Business Operations and Doing Business in China

The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business operations of and the industries we operate in may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that we are not able to substantially comply with any existing or newly adopted laws and regulations, our business operations may be materially adversely affected and the value of our ordinary shares may significantly decrease.

The recent PRC government intervention into business activities by U.S.-listed Chinese companies may indicate an expansion of the PRC’s authority that could negatively impact our existing and future operations in Hong Kong and China.

Recently, the Chinese government announced that it would exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Under the new measures, China will improve regulation of cross-border data flows and security, police illegal activity in the securities market and punish fraudulent securities issuances, market manipulation and insider trading. China will also monitor sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly and financial technology regulation and, more recently with the passage of the Data Security Law, how companies collect, store, process and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

Borqs is incorporated under the laws of the British Virgin Islands with our principal headquarters in Hong Kong. We are not a mainland Chinese firm, and we are not required to obtain permission from the government of the PRC to issue our ordinary shares to foreign investors. However, as a company with limited operations in Hong Kong and the PRC, and given the Chinese government’s significant oversight authority over the conduct of business in Hong Kong and the PRC, there is always a risk that the Chinese government may seek to affect operations of any company with any level of operations in mainland China or Hong Kong, including its ability to offer or continue to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence our current and future operations in Hong Kong and China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

If any or all of the foregoing were to occur, this could result in a material change in our Company’s operations and/or the value of our ordinary shares and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our manufacturing operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies and change of enforcement practice of such rules and policies can change quickly with little advance notice. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and materially and adversely affect our business and results of operations.

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, could result in a material change in our operations and/or the value of our ordinary shares.

We cannot rule out the possibility that the PRC government will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how it may impact the viability of our current corporate structure, corporate governance and our business operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the three existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises, or FIEs, established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms within five years. The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment, and the government generally will not expropriate foreign investment, except under certain special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on such list. On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law, which came into effect on January 1, 2020 and further requires that FIEs and domestic enterprises be treated equally with respect to policy making and implementation.

Pursuant to the Foreign Investment Law, “foreign investment” means any foreign investor’s direct or indirect investment in the PRC, including: (i) establishing FIEs in the PRC either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new project in the PRC either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or State Council provisions. Although the Foreign Investment Law does not explicitly classify the contractual arrangements, as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through other means stipulated by laws or administrative regulations or other methods prescribed by the State Council without elaboration on the meaning of “other means.” However, the Implementing Regulations of the Foreign Investment Law still does not specify whether foreign investment includes contractual arrangements.

If the Chinese government were to impose new requirements for permission or approval from the PRC Authorities including China Securities Regulatory Commission (“CSRC”) or CAC, or any other entity that is required to approve this offering, to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

As of the date of annual report, we and our PRC subsidiaries, (1) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

Further, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. If, (i) we inadvertently conclude that such approvals or permissions are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such approvals and permissions in the future, and we are unable to obtain such approvals and permissions, Borqs will not be able to perform R&D and manufacturing in China, our revenues will be adversely affected and we will have to expand our R&D activities in India and relocate our manufacturing activities outside China to India or other Asian countries. Also, if applicable laws, regulations, or interpretations change, and we are required to obtain permission or approval from the PRC authority for the offering of our Ordinary Shares in the U.S. in the future, and if any of such permission or approval were not received maintained, or subsequently rescinded, it may significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless.

Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC announced the adoption of amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the adopting release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended Dec. 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended Dec. 31, 2022. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.

The audit report included in annual report, and our annual report on Form 20-F for the year ended December 31, 2020, was issued by Yu Certified Public Accountant P.C. (“Yu CPA”), an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct a significant part of our business operations in China, and some of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

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

Risks Related to Our Securities

We have a substantial number of convertible securities outstanding. The exercise of our outstanding warrants and conversion of our outstanding convertible notes can have a dilutive effect on our common stock.

We have a substantial number of convertible securities outstanding. The exercise of our outstanding warrants and conversion of our outstanding convertible notes can have a dilutive effect on our common stock. As of April 22, 2022, we had (i) outstanding warrants to purchase approximately 0.4 million shares at a weighted average exercise price of $5.36 per share and (ii) outstanding convertible notes that, upon conversion without regard to any beneficial ownership limitations, would provide note holders with an approximate 2.9 million shares of our common stock; and warrants which upon exercise without regard to any beneficial ownership limitations or advance conversion notice, would provide the holders with an approximate 1.9 million shares of our common stock. The issuance of shares of common stock upon exercise of outstanding warrants and or conversion of outstanding convertible notes could result in substantial dilution to our stockholders, which may have a negative effect on the price of our common stock.

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

Global economic uncertainty and financial market volatility caused by political instability, changes in international trade relationships and conflicts, such as the conflict between Russia and Ukraine, could make it more difficult for us to access financing and could adversely affect our business and operations.

Our abilities to raise capital and operate our business are subject to the risk of adverse changes in the market value of our securities. Periods of macroeconomic weakness or recession and heightened market volatility caused by adverse geopolitical developments could increase these risks, potentially resulting in adverse impacts on our ability to raise further capital on favorable terms. The impact of geopolitical tension, such as a deterioration in the relationships among the US, China, India and European countries or an escalation in conflict between Russia and Ukraine, including any resulting sanctions, export controls or other restrictive actions that may be imposed by the US and/or other countries against governmental or other entities in, for example, Russia, also could lead to disruption, instability and volatility in global trade patterns, which may in turn impact our ability to source necessary reagents, raw materials and other inputs for our operations.

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

On August 18, 2017, the Company acquired 100% of the equity interest of BORQS International Holding Corp. (“Borqs International”) and its subsidiaries (collectively referred to as “Borqs Group” or together with the BVI parent company collectively referred to as the “Group”) in an all-stock merger transaction. Concurrent with the completion of the acquisition of Borqs International, the Company changed its name from Pacific Special Acquisition Corp.”, to Borqs Technologies, Inc.

We have employees i) with the majority of them in Bangalore, India engaged in software engineering in the mobile communication industry, ii) in Beijing, China engaged in hardware supply chain management and manufacturing, and iii) in Hawaii, Wisconsin and California of the U.S. engaged in design and installation of solar power and storage solutions for the residential and commercial markets. Our parent company is in the British Virgin Islands and our agent in the BVI is Kingston Chambers and their address is P.O. Box 173, Road Town, Tortola, British Virgin Islands.

We are a global leader in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications. We acquired 51% ownership in HHE on October 19, 2021, which designs and commercializes solar power and energy storage solutions to residential and commercial customers in the United States.

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

Previously we operated a mobile virtual network operator (“MVNO”) business via a variable interest entity (“VIE”) in China. This business was sold on October 29, 2020; prior to its disposition we accounted for its activities as discontinued operations and its assets and liabilities were listed as assets and liabilities held for sale. The sale of this business unit was final and completed as of October 29, 2020.

In the years ended December 31, 2019, 2020 and 2021, Borqs generated 98.3%, 98.4% and 78.2% of its Connected Solutions BU revenues from customers headquartered outside of China and 1.7%, 1.6% and 21.8% from customers headquartered in China. As of December 31, 2021, Borqs had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 18 million units worldwide.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2021, 239 out of the 307 persons under our employ were technical professionals dedicated to platform research and development and product specific customization.

The following customers accounted for near 10% or more of our total revenues, for the years indicated:

2021	GreatCall, Inc.	25.1%
	ECOM Instruments	24.5%
	Qualcomm India Ltd.	16.4%

2020	GreatCall, Inc.	41.9%
	ECOM Instruments	23.1%
	Qualcomm India Ltd.	14.4%

2019	Reliance Retail Limited	63.9%
	GreatCall, Inc.	7.8%

History and Development of the Company

Corporate Organizational Chart

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and un-consolidated minority interests in certain entities as of the date of this report.

Borqs Entities Including Wholly-Owned Subsidiaries and Consolidated Affiliated Entities

●	Borqs Technologies, Inc. (BRQS) – the BVI parent holding company and the listing company.

●	Borqs International Hold Corp (BHolding) – the Cayman Island holding company that was the parent company prior to our listing on NASDAQ in August 2017.

●	Holu Hou Energy LLC (HHE) – a US company we acquired controlling interests in October 2021 that engages in the businesses of solar energy storage solutions.

●	Borqs Technologies USA, Inc. (BTUSA) – a US entity responsible for commercial contracts with customers that require a US entity for contractual basis.

●	Borqs Technologies (HK) Limited (BTHK）– a Hong Kong entity responsible for signing commercial contracts that do not use Chinese RMB or Indian Rupee. This entity is currently idle.

●	Borqs Hong Kong Limited (BHK) – a Hong Kong entity that holds 60% of the shares of Borqs Technologies Ltd (BTCHN), holds 60% of the shares of Borqs KK (BKK), and holds 100% of Borqs Chongqing Ltd (BCQ) and 100% of Borqs Beijing Ltd (BBJ). This entity signs a majority of our commercial contracts with international customers.

●	Borqs Software Solutions Private Ltd (BIN) – an Indian entity responsible for our software engineering R&D and for signing commercial contracts that require the Indian Rupee currency.

●	Borqs Beijing Ltd. (BBJ) – a wholly owned foreign enterprise, a “WOFE” as it is called, in China. This entity is responsible for the general administration and hardware R&D purposes.

●	Borqs Chongqing Ltd. (BCQ) – a wholly owned foreign enterprise in China that is a holding company for Beijing Big Cloud Century Technology Ltd, and it is responsible for the purchasing and management of the component supplies for the manufacturing of our products.

●	Beijing Big Cloud Century Technology Ltd. (BC-Tech) – an entity in China and is a holding company for Beijing Big Cloud Network Technology Co. Ltd and Beijing Borqs Software Technology Co. Ltd.

●	Beijing Borqs Software Technology Co. Ltd. (BSW) – an entity in China and is responsible for our software R&D.

●	Beijing Big Cloud Network Technology Co. Ltd (BC-NW) – an entity in China that was formerly the holding company of our VIE entities engaged in the business of mobile virtual network operator (“MVNO”). The VIE entities and the MVNO business was sold as of October 2020.

●	Borqs Technologies Ltd. (BTCHN) – a Sino-foreign entity is in China for setting up a manufacturing facility in Huzhou, China, and is a holding company for Borqs Huzhou Ltd (BHZ).

●	Borqs Huzhou Ltd. (BHZ) – an entity is in China and is responsible for operations of our hardware manufacturing activities in Huzhou, China.

●	Borqs KK (BKK) – an entity is in Japan and is responsible for sales activities in Japan.

We have dedicated significant resources to research and development, and have research and development centers in i) Bangalore, India, ii) Wisconsin, USA and iii) Beijing, China. As of December 31, 2021, of our total employed headcount of 307 persons, 239 were technical professionals dedicated to platform research and development and product specific customization.

For additional information, see Note 1 in our consolidated financial statements.

Business Units

We have two business units (“BU”), Connected Solutions and Solar Power.

The Connected Solutions BU develops wireless smart connected devices and cloud solutions. Borqs provides Connected Solutions’ customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform consists of three major components: the latest commercial grade Android software that works with particular mobile chipsets, functionality enhancements of the open source Android software and mobile operator required services. Based on the BorqsWare Client Software platform, customers may require Borqs to provide further customization based on their specific market needs. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices. The BorqsWare Server Software provides software necessary for upgrades, charging and various APIs that enhance the customers’ services. Based on BorqsWare Server Software service platform, customers may require us to provide further customization based on their specific needs.

The Solar Power BU, HHE of which we acquired 51% ownership in October 2021, is a Delaware limited liability company that brings state-of-the-art energy storage systems to both residential and commercial markets. With operations in Hawaii, Wisconsin and California, HHE designs and develops proprietary storage system and software and control platform solutions. The HHE team is made up of renewable energy industry veterans, engineering and deploying energy storage systems that enable greater energy independence.

Connected Solutions BU

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

Software IP Development — IoT devices are often highly customized and require special software to display the data (e.g. circular watch display and user interface), to reduce the power consumption (e.g., a small battery in a wearable device), to perform specific functions (e.g., push-to-talk) and to connect to the mobile network. The Company has developed a large number of software libraries that can be reused for various connected devices.

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

Solar Power BU

We acquired 51% controlling interest in HHE as of October 19, 2021. HHE develops and commercializes solar power systems that consist of solar modules including solar panels and electrical components, controllers, inverters and lithium based battery modules associated with the solar modules so as to provide total independent energy solutions to our residential and commercial customers.

HHE designs, develops, integrates and installs solar power systems to the residential and commercial customers. The financial results of HHE from the date of acquisition up to December 31, 2021 were consolidated into Borqs’ financial statements. HHE recognizes revenues when the solar power projects are fully completed. During the period of consolidation, no solar power projects were completed, and consequently no revenues from HHE was recognized. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue.

Customers

The Company’s primary customers are mobile chipset manufacturers, mobile device OEMs and mobile operators. For the year ended December 31, 2021, GreatCall, Inc., ECOM Instruments and Qualcomm India Ltd accounted for 25.1%, 24.5% and 16.4% of our net revenues, respectively. For the year ended December 31, 2020, GreatCall, Inc., ECOM Instruments and Qualcomm India Ltd accounted for 41.9%, 23.1% and 14.4% of our net revenues, respectively. For the year ended December 31, 2019, Reliance Retail Limited and GreatCall, Inc. accounted for 63.9% and 7.8% of our net revenues, respectively.

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

Research and Development

The Company has dedicated significant resources to research and development, with research and development centers in Bangalore, India, Beijing, China and Wisconsin, the United States. As of December 31, 2021, 239 of our 307 employees & contractors were technical professionals dedicated to platform research and development and product specific customization. Technical professionals have diverse backgrounds and experience gained through employment with leading mobile chipset designers and manufacturers, mobile device OEMs, internet content providers and other software and hardware enterprises, and also solar energy usage, storage, load balancing and system controlling software systems.

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

Our current research and development efforts are focused on developing the BorqsWare software and service platform solutions to improve and enhance the following aspects of the Android platform:

●	stability and reliability;

●	performance and power management;

●	Android platform integration with various kinds of chipsets;

●	usability, input mechanism and display mechanism;

●	security and anti-hacking of applications;

●	in-country localization;

●	automated cross applications software testing;

●	radio network specific functionality, such as FDD-LTE and TD-LTE; and

●	mobile operator end-to-end services; and integration of mobile Internet services with traditional telecommunication services, such as integration of instant messaging with short messaging.

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

The Company has been granted 130 patents in China and six patents in the United States, and as of December 31, 2021 it had 18 pending patent applications in China and three pending patent applications in the United States. The Company also has 91 software copyrights and 47 trademarks registered and 17 pending trademarks in China. In addition, the Company has registered its domain name with various domain name registration services.

Competition

The Company believes that the marketplace for connected devices is highly fragmented, but that few are capable of providing an end-to-end solution with software, hardware, product realization. The solar industry is anchored with several large companies while many small companies across the U.S. also provide customized installations.

The market for connected devices and solar solutions is rapidly evolving, and in the future the Company may not be able to compete successfully against current and potential competitors. The Company expects competition to intensify as new competitors enter the market, and as existing competitors attempt to diversify and expand their software and service solutions offerings. The primary competitors for the Company include traditional hardware-centric OEMs and software development companies.

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

Unique technologies in our subsidiary’s solar solution, particularly in the battery management system provides a comparative advantage for our solar energy plus storage systems.

Our proprietary software and battery management system enables reduction in hardware costs as compared to other systems with similar power output levels, especially for multiple-unit residential applications.

Global customer base and extensive industry relationships.

The Company had more than 50 customers as of December 31, 2021, including some of the world’s leading companies in the mobile industry. Its diversified customer base includes mobile chipset manufacturers, mobile device original equipment manufacturers (“OEMs”) and mobile operators. Through 2021, the Company has collaborated with more than six mobile chipset manufacturers (including Intel, Qualcomm, Marvell) and 29 connected device OEMs (including LGE, Micromax, Acer, Motorola and Vizio) to commercially launch Android-based devices in 11 countries, and more than 18 million mobile devices sold worldwide have BorqsWare software platform solutions embedded. Our products have been deployed by more than 10 service providers (including AT&T, China Mobile, Claro, Orange, Reliance Jio, Sprint, Verizon) on four continents.

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

Employees

As of December 31, 2021, we had 307 employees and contractors worldwide including 215 in India,71 in China and Hong Kong, and 21 in the U.S. None of our employees are represented by a labor union. Out of our total headcount, 239 are engineers and technical staff engaged in R&D and design work.

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

Description of Properties

The Company’s principal executive offices are located in Hong Kong. The Company leased office and warehouse spaces pursuant to leases as described below.

Locations	Approximate Size	Primary Uses	Lease Expiration Date
Bangalore, India	4400 sq. meters	R&D	May 31, 2023
Beijing, China	738 sq. meters	Management office	August 31, 2022
Huzhou Zhejiang, China	5348 sq. meters	R&D, and manufacturing	February 18, 2024
Honolulu, Hawaii, USA	150 sq. meters	Management office	June 30, 2022
Germantown, Wisconsin, USA	150 sq. meters	R&D	April 30, 2022

Segments

We operate in two reportable segments, one is the Connected Solutions and the other one is the Solar Power Solutions. See Note 2, Segment Reporting, of our notes to consolidated financial statements.

Geographic Concentration

The following table sets forth the Company’s connected solutions net revenues from customers, in absolute amount and as a percentage of net revenues, based on location of the customer’s headquarters.

	For the years ended December 31,
	2019		2020		2021
	$	%	$	%	$	%
	($’000)
United States	21,746	22.0%	13,495	50.5%	9,138	30.9%
India	69,645	70.4%	5,437	20.3%	6,500	22.0%
China	1,701	1.7%	428	1.6%	6,446	21.8%
Rest of the World	5,866	5.9%	7,391	27.6%	7,477	25.3%
Net Revenues	98,958	100.0%	26,751	100.0%	29,561	100.0%

The Company’s connected solutions net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2019 to 2021, we engaged with one significant customer in India who continued to place significant orders with us in all three years.

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

Loan Agreement with Run He

On November 27, 2020, the Company entered into a loan agreement with Run He, as lender for $1.25 million due and payable within 15 months and with a 6% interest rate per annum. The debt is convertible at borrower’s discretion into shares of the borrower valued at a 30% discount from the market price of the borrower’s ordinary shares as traded on the Nasdaq stock market. The market price is defined as the average of each of the high and low averages for the five preceding trading days prior to the date of payment. On February 27, 2022, the loan was extended until December 31, 2022 by a mutually agreed amendment.

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

Convertible Notes Sold

The Company signed agreements with institutional and individual investors for sale of convertible notes on February 25, 2021 for $20 million (the “Feb 25 Notes”) and on April 14, 2021 for $3 million (the “April 14 Notes”). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $2.222 per share for the Feb 25 Notes and $1.540 for the Apr 14 Notes. The conversion price is at $1.539 per share for the Feb 25 Notes and $1.071 per share for the Apr 14 Notes, or at a one-time reset at 90% of the market price at the time of effectiveness of the required registration statement, whichever is lower. One-third of the notes are sold at the execution of definitive agreements and two-thirds of the notes were sold upon the effectiveness of a registration statement filed by the Company and such effectiveness was declared by the SEC on May 3, 2021.

The Company sold convertible notes on September 14, 2021 to institutional and individual investors for $13.575 million (the “Sep 14 Notes”). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $0.8682 per share. The conversion price is at $0.6534 per share, or at a one-time reset at 90% of the market price of the time of effectiveness of registration statement or when Rule 144 becomes applicable, whichever is lower.

Proceeds will be used for the procurement of orders the Company expects to receive from its customers in 2022 and also for development of the next generation 5G products, and also for payment for the Company’s acquisition of HHE in October 2021.

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

Overview

Borqs Technologies, Inc. (“we”, “the Company” or “Borqs”) is a company focused on software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications. In recent years, we have been awarded significant business contracts from Intel and Qualcomm, leading global chipset manufacturers. Particularly, significant contracts from Qualcomm were awarded to us in 2019, 2020 and also in 2021.

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

In the year ended December 31, 2019, 2020 and 2021, Borqs generated 98.3%, 98.4% and 78.2% of its connected solutions net revenues from customers headquartered outside of China and 1.7%, 1.6% and 21.8% of its net revenues from customers headquartered within China. As of December 31, 2021, Borqs had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 18 million units worldwide.

We acquired 51% ownership of HHE as of October 19, 2021. HHE designs, develops, integrates and installs solar power systems to the residential and commercial customers. The financial results of HHE from the date of acquisition up to December 31, 2021 were consolidated into Borqs’ financial statements. HHE recognizes revenues when the solar power projects are fully completed. During the period of consolidation, no solar power projects were completed, and consequently no revenues from HHE was recognized. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2021, 239 of our 307 employees and contractors were technical professionals dedicated to platform research and development and product specific customization.

We have achieved significant growth since inception in 2007. Net revenues from continuing operations of the Connected Solutions BU increased for the years ended December 31, from $75.1 million in 2015 to $85.4 million in 2016, to $122.2 million in 2017, to $128.4 million in 2018, but scaled back to $98.9 million in 2019. Our operations were significantly affected by the COVID-19 pandemic in 2020, and recorded only $26.8 million in revenues for the year 2020. We grew back to $29.6 million in revenues for the year 2021. We recorded a net loss of $12.8 million in 2017 which included non-cash merger related costs of $14.5 million. In the year 2018 we incurred a net loss of $72.0 million which included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018 due to uncertainty in collectability, non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses. In the year 2019, we incurred a net loss of $35.7 million which included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million. In the year 2020, we incurred a net loss of $34.8 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, non-recurring penalties of $1.1 million, share-based compensation expense of $20.0 million and contingency loss of $3.1 million and allowance for doubtful accounts of $4.4 million, offset by gain on disposal of Yuantel of $10.1 million. In the year 2021, we incurred a net loss of $56.6 million which included professional fees of $2.1 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $9.9 million, share-based compensation expense of $17.5 million and impairment loss of $1.3 million and loss on debt settlement of $17.2 million, offset by reversal of contingency loss of $3.3 million and gain on debt forgiveness of $2.1 million.

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

Solar Power BU. HHE designs, develops, integrates and installs solar power systems to the residential and commercial customers. The financial results of HHE from the date of acquisition up to December 31, 2021 were consolidated into Borqs’ financial statements. HHE recognizes revenues when the solar power projects are fully completed. During the period of consolidation, no solar power projects were completed, and consequently no revenues from HHE was recognized.

The aggregate amount of cash and cash equivalent and restricted cash are not materially affected by currency fluctuations because the majority of our revenues are denominated in U.S. Dollars based on contracts made in Hong Kong. Financings from sales of equity and working capital loans are denominated in U.S. Dollars and executed in Hong Kong and the Cayman Islands, and repayments have been made in U.S. Dollars outside of China, thus not requiring approval from the PRC State Administration of Foreign Exchange. Personnel and personnel-related expenses are primarily paid in the Indian and Chinese currencies, and costs of components used in the Connected Solutions and Solar Power Business Units and hardware revenues are primarily paid in U.S. Dollars. As of December 31, 2021, we held cash and cash equivalents totaling $7.9 million on a consolidated basis.

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

Comparisons of Fiscal Years Ended December 31, 2019, 2020 and 2021

	Fiscal Years Ended December 31,
Consolidated Statement of Operations Data:	2019	2020	2021
	($’000)
Net revenues	98,958	26,751	29,561
Cost of revenues	(98,389)	(25,155)	(26,955)
Gross profit	569	1,596	2,606

Operating expenses	(31,578)	(42,216)	(30,120)
Other operating income	1,854	-	247
Operating loss	(29,155)	(40,620)	(27,267)

Other income (expense)	(3,377)	4,937	(29,780)
Loss from continuing operations, before income taxes	(32,532)	(35,683)	(57,047)

Income tax (expense) benefit	949	(409)	445
Net loss from continuing operations	(31,583)	(36,089)	(56,602)

Discontinued operations
(Loss) income from operations of discontinued operations	(4,151)	1,302	-
Income tax benefit (expense)	-	-	-
(Loss) income on discontinued operations	(4,151)	1,302	-

Net loss	(35,734)	(34,787)	(56,602)

Less: net (loss) income attributable to noncontrolling interests	(1,325)	715	(737)
Net loss attributable to Borqs Technologies, Inc.	(34,409)	(35,502)	(55,865)

For year ended December 31, 2019, we incurred a net loss of $35.7 million which included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million. The write-offs and provisions recorded in 2019 were still high for the level of business activities in the year, although comparatively less than those recorded in 2018. We have taken this approach as we realized that the COVID-19 pandemic, in the first half of the year 2020, has significant negative effects on our industry and particularly on certain of our customers and business partners; and it is prudent to write down some of our assets as of December 31, 2019. For year ended December 31, 2020 we incurred a net loss of $34.8 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, non-recurring penalties of $1.1 million, share-based compensation expense of $20.0 million, impairment of intangible assets of $0.7 million and contingency loss of $3.1 million   and allowance for doubtful accounts of $4.4 million, offset by gain on disposal of a subsidiary of $10.1 million. For the year ended December 31, 2021, we incurred a net loss of $56.6 million which included professional fees of $2.1 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $9.9 million, share-based compensation expense of $17.5 million and impairment loss of $1.3 million and loss on debt settlement of $17.2 million, offset by reversal of contingency loss of $3.3 million and gain on debt forgiveness of $2.1 million.

Net Revenue

Our net revenues represent our gross revenues, less PRC value added taxes and other deductions. Connected Solutions BU net revenues consist of engineering design fees, software royalties and product sales. MVNO BU net revenues, which business was sold as of October 29, 2020 were classified as discontinued operations, consist primarily of monthly recurring revenue.

For the year ended December 31, 2021, net revenues from Connected Solutions BU was $26.8 million representing a 73.0% decrease from the previous year. The increase in business activities in 2021 was mainly attributable to the effects of the COVID-19 pandemic. For the year ended December 31, 2021, all of our revenue of $29.6 million were generated from Connected Solutions BU. Although there was continuous impact of COVID-19 pandemic, our revenue increased $2.8 million or 10.5% when comparing with fiscal 2020. During the period of consolidation, HHE contributed $nil in revenues.

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

As our Solar Power BU, HHE, which was acquired on October 19, 2021, designs, develops, integrates and installs solar power systems to the residential and commercial customers, we recognize revenues when the solar power systems are delivered, installed and connected through various phases, and are fully completed according to milestone-based contracts. During the period of consolidation, no solar power projects were completed, and consequently no revenues from HHE was recognized. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue.

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

The following table sets forth our net revenues, as well as the components of such revenues, for the periods indicated, both in absolute amount and as a percentage of total net revenues:

	For the years ended December 31,
	2019		2020		2021
	$	%	$	%	$	%
	($’000)
Software	14,975	15.1%	10,570	39.5%	10,732	36.3%
Hardware	83,983	84.9%	16,181	60.5%	18,829	63.7%
Connected Solutions BU net revenues	98,958	100.0%	26,751	100.0%	29,561	100%

Software

Software net revenues were $15.0, $10.6 and $10.7 million in the years ended December 31, 2019, 2020 and 2021, respectively, representing 15.1%, 39.5% and 36.3% of our continuing operations Connected Solutions BU net revenues. We captured more software engineering activities in the year ended December 31, 2019 and recorded $15.0 million in software revenues in the year ended December 31, 2019, representing a 57.6% increase over the previous year. For the year ended December 31, 2020, our software net revenues were $10.6 million which represented 39.5% of total net revenues, as our software activities were not affected as severely as our hardware activities by the COVID-19 pandemic. For the year ended December 31, 2021, our software net revenues were $10.7 million which represented 36.3% of total net revenues. It was stable when comparing with our software net revenues for the year ended December 31, 2020.

Hardware

Hardware net revenues were $84.0 million, $16.2 million and $18.8 million in the years ended December 31, 2019, 2020 and 2022, respectively, representing 84.9%, 60.5% and 63.7% of our continuing operations Connected Solutions BU net revenues. Again, as discussed above, these fluctuations may not be attributed to any particular market trend since our sales were all made to order for our industrial customers. The significant decrease in hardware sales for 2020 was mainly attributable to the COVID-19 pandemic. Types of products include wearables such as trackers and smart watches, ruggedized handsets, tablets and smart phones and mobile connectivity modules. As described above, hardware sales comprised of all made-to-order products with quantities as stipulated by our customers and included consumer and industrial use devices as well. As such, the orders we receive from our customers may not adhere to seasonality and therefore fluctuations in our business activity levels may not conform to any particular trend.

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

	For the years ended December 31,
	2019		2020		2021
	$	%	$	%	$	%
	($’000)
Mobile device OEMs	94,313	95.3%	22,905	85.6%	24,718	83.6%
Mobile Chipset Vendors	4,645	4.7%	3,846	14.4%	4,843	16.4%
Connected Solutions BU Net Revenues	98,958	100%	26,751	100%	29,561	100%

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

Geographic Concentration

The following table sets forth our net revenues from customers based on location of the customer’s headquarters, both in absolute amount and as a percentage of net revenues. These figures do not take into account the geographic location of end-users of customer products:

	For the years ended December 31,
	2019		2020		2021
	$	%	$	%	$	%
	($’000)
United States	21,746	22.0%	13,495	50.5%	9,138	30.9%
India	69,645	70.4%	5,437	20.3%	6,500	22.0%
China	1,701	1.7%	428	1.6%	6,446	21.8%
Rest of the world	5,866	5.9%	7,391	27.6%	7,477	25.3%
Net revenues	98,958	100.0%	26,751	100.0%	29,561	100.0%

The Company net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2019 to 2021, revenues from customers with headquarters in China declined, while our main customer in India, Reliance Retail Limited, continued to place significant orders with us through 2021. Our main customer in the United States for the year 2021 was GreatCall, Inc.

Net Revenues — Solar Power BU

For our Solar Power BU, HHE designs, develops, integrates and installs solar power systems to the residential and commercial customers. The financial results of HHE from the date of acquisition up to December 31, 2021 were consolidated into Borqs’ financial statements. HHE recognizes revenues when the solar power projects are fully completed. During the period of consolidation, no solar power projects were completed, and consequently no revenues from HHE was recognized. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue.

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

Since there was no revenue recognized with our Solar Power BU, costs of revenues was nil.

The following table sets forth cost of revenues, both in absolute amount and as a percentage of total cost of revenues, for Connected Solutions BU revenue and MVNO BU revenue. Activities for the MVNO BU only included those from January 1 through October 29, 2020.

	For the years ended December 31,
	2019		2020		2021
	$	%	$	%	$	%
	($’000)
Continuing operation:
Connected Solutions BU	98,389	79.9%	25,155	53.8%	26,955	100.0%
Solar BU	-	-	-	-	-	-

Discontinued operations:
MVNO BU	24,748	20.1%	21,637	46.2%	-	-
Total cost of revenues	123,137	100.0%	46,792	100.0%	26,955	100.0%

Connected Solutions BU cost of revenues varied from 2019 to 2021 in attribution to similar changes in our volume of hardware products sales during these years. Our cost of revenue increased $1.8 million or 7% when comparing with that of fiscal 2020. It mainly attributes to the hardware cost increase of $2.1 million, and offset by the software cost decreased of $0.3 million.

Gross Profit and Gross Margin

Gross profit represents net revenues less cost of revenues. Gross margin represents gross profit as a percentage of revenues.

Gross profits for our continuing operations Connected Solutions BU in the years ended December 31, 2019, 2020 and 2021 were a gross profit of $0.6 million, a gross profit of $1.6 million, and $2.6 million, respectively.

Gross profits for our Solar Power BU since our acquisition date of October 19, 2021 to December 31, 2021 were nil since no revenue was recognized.

	For the years ended December 31,
	2019		2020		2021
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Continuing operations:
Connected Solutions BU	569	0.6%	1,596	6.0%	2,606	8.8%
Solar BU	-	-	-	-	-	-

Connected Solutions BU gross profits include gross profits from software projects and gross profits from hardware projects. As shown in the following table, software gross margins in the year ended December 31, 2019 was -19.0% but returned to a healthy 8.3% in the year ended December 31, 2020 although the level of business activities decrease significantly due to the COVID-19 pandemic. For the year ended December 31, 2021, our gross margins increased in both hardware sales and software sales.

Hardware gross margins were held with a small increase to 4.4% in 2020 from 4.1% in 2019. We experience an overall price tightening of this industry of micro-electronics manufacturing and are seeking means to reduce manufacturing costs. For the year ended December 31, 2021, hardware gross margins increased from 4.4% in 2020 to 6.9% in 2021. And software gross margins increased from 8.3% in 2020 to 12.1% in 2021.

	For the years ended December 31,
	2019		2020		2021
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Software	(2,847)	(19.0)%	879	8.3%	1,303	12.1%
Hardware	3,416	4.1%	717	4.4%	1,303	6.9%
Total	569	0.6%	1,596	6.0%	2,606	8.8%

Software projects are further categorized as design, royalty and service projects, reflecting the nature of the work:

●	Design projects consist primarily of non-recurring engineering fees for which we provide customized work according to our clients’ required functionalities and needs;

●	Royalty projects consist of per unit royalties based on customer usage of our previously completed software products; and

●	Service projects where our engineers perform engineering services following the instructions of the customers, charging them hourly fees on full time equivalent basis.

For our discontinued operations MVNO BU gross profits were $15.1 million in the year ended December 31, 2019 and $7.4 million from January 1 through October 29, 2020 when the MVNO BU was sold. Gross margin as a percentage of sales is presented in the following table.

	For the years ended December 31,
	2019		2020 (up to Oct 29)
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Discontinued operations:
MVNO BU	15,088	37.9%	7,387	25.5%	-	-

Operating Expenses

For our continuing operations Connected Solutions BU, the operating expenses principally consist of sales and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth operating expenses for the periods indicated, both in absolute amount and as a percentage of net revenues:

	For the years ended December 31,
	2019		2020		2021
	$	As % of Revenue	$	As % of Revenue	$	As % of Revenue
	($’000)
Sales and marketing expenses	(1,524)	1.5%	(750)	2.8%	(202)	0.7%
General and administrative expenses	(24,776)	25.0%	(33,304)	124.5%	(24,624)	83.3%
Research and development expenses	(5,277)	5.3%	(8,162)	30.5%	(5,294)	17.9%
Total	(31,578)	31.8%	(42,216)	157.8%	(30,120)	101.9%

General and administrative expenses in the year ended general and administrative expenses in the year ended December 31, 2019 included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million. As previously discussed, the write-offs and provisions recorded in 2019 were still high for the level of business activities in the year, although comparatively less than those recorded in 2018. We have taken this approach as we realized that the COVID-19 pandemic, in the first half of the year 2020, has significant negative effects on our industry and particularly on certain of our customers and business partners; and it is prudent to write down some of our assets as of December 31, 2019. For the year ended December 31, 2020, general and administrative expenses were $33.3 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, impairment of intangible assets of $0.7 million, non-recurring penalties of $1.1 million, share-based compensation expense of $18.1 million and allowance for doubtful accounts of $4.4 million. For the year ended December 31, 2021, general and administrative expenses were $24.6 million which included professional fees of $2.1 million, salaries and welfare of $3.7 million, impairment loss of $1.3 million, share-based compensation expense of $17.4 million, offset by reversal of allowance for doubtful accounts of $1.8 million.

For our discontinued operations MVNO BU, the operating expenses which consisted of selling, administrative and research expenses were $19.3 million or 48.4% of revenues in the year ended. December 31, 2019. For the year 2020 up to October 29, 2020 when the MVNO BU was sold, the operating expenses was $6.1 million or 20.9% of revenues.

Research and Development Expenses

Research and development expenses include payroll, employee benefits, share-based compensation and other headcount-related expenses associated with the development of the BorqsWare software platform and solar power systems, as well as outsourcing and third party service expenses. Research and development expenses also include rent, depreciation and other expenses for platform development and other projects that are not customer-specific.

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

General and administrative expenses comprised 25.0%, 124.5% and 83.3% of net revenues for the years ended December 31, 2019, 2020 and 2021, respectively. general and administrative expenses in the year ended December 31, 2019 included a provision for doubtful accounts of $13.6 million, non-recurring penalties of $3.4 million and reversal of historical inventory of $0.3 million. For the year ended December 31, 2020, general and administrative expenses included professional fees of $3.6 million, salaries and welfare of $2.6 million, non-recurring penalties of $1.1 million, share-based compensation expense of $18.1 million and allowance for doubtful accounts of $4.4 million included a rebate receivable of $1.4 million written off due to the circumstance changed and lack of collectability for the year ended December 31, 2020.

For the year ended December 31, 2021, general and administrative expenses included professional fees of $2.1 million, salaries and welfare of $3.7 million, impairment loss of $1.3 million, share-based compensation expense of $17.4 million, offset by reversal of allowance for doubtful accounts of $1.8 million.

Other Operating Income – or expenses

We received subsidies from local government authorities in China as financial support for certain technology development projects. These subsidies are classified as “Other operating income”. We recognized $1.9 million, nil and $0.2 million of other operating income in the years ended December 31, 2019, 2020 and 2021, respectively. Subsidies are recorded as a liability when received and recognized as other operating income when the related projects are completed and the subsidies are not subject to future return. Under the requirements of the government subsidies, we are obligated to make progress on the related technology development projects, based on the timetable established by the government authorities, and to appropriately allocate the government subsidies for various purposes.

Other Income/Expense

	Fiscal Years Ended December 31,
Other income/expense	2019	2020	2021

Interest income	15	5	4
Interest expense	(4,972)	(3,795)	(11,956)
Other income	1,330	231	2,376
Other expense	-	(210)	(3,207)
Gain (loss) on disposal of subsidiary	-	10,096	(303)
Contingency (loss) reversal	-	(3,065)	3,277
Gain (loss) on debt settlement	-	26	(17,199)
Change in fair value of contingent consideration for the acquisition of HHE	-	-	(111)
Foreign exchange gain (loss)	250	1,649	(2,661)

Interest expense

During the year ended December 31, 2021, the interest expense of 12.0 million mainly consisted of interest expense related to our convertible notes discount of $9.9 million. The debt discount, together with the related issuance cost are amortized as interest expense, using the effective interest method, from the issuance date to the earliest maturity date.

Debt forgiveness

During the year ended December 31, 2021, other income of $2.4 million mainly included gain on debt forgiveness of $2.1 million. We entered into an account payable forgiveness agreement with a supplier in December 2021.We have long cooperation relationship with the supplier, and there was long-aging balance of account payable due to the supplier. The supplier agreed to waive part of the long-aging account payable balance with the amount of $2.1 million, and retained the remaining part of the balance. According to the agreement, we wrote off $2.1 million of liability and recorded as other income in the consolidated statement of operations.

Other expense

During the year ended December 31, 2021, other expense of $3.2 million mainly included an expense related to a lawsuit. We had a balance due to a debtor. The original debtor claimed that the we have breached the previously agreed settlement agreement, and transferred the debt to the third-party company during the year ended December 31, 2021. We recorded $2.1 million as other expense in the consolidated statement of operations.

Contingency (loss) reversal

During the year ended December 31, 2020, one of the nominee shareholders of Big Cloud Network denied his entrustment relationship with us and claimed his rights and interests proceeds of the disposal of Yuantel. Although there were agreements between the Group and the nominee shareholder, there was no direct evidence to show the entrustment relationship between both parties, which may not be supported by the existing PRC laws and regulation. As a result, we assessed that a probable loss could be incurred. We estimated a loss ranged from $3.2 million to $3.6 million based on the best estimate of the information available. Because of there was no amount within the range would be a better estimate than any other amount, the minimum amount of $3.1 million was recorded as a contingent loss during the year ended December 31, 2020.

During the year ended December 31, 2021, the nominee shareholder of Big Cloud Network signed an agreement with us, to transfer his equity share in Big Cloud Network to one of the Group’s subsidiaries. By transferring all the shareholder’s rights and obligations under the agreement, the nominee shareholder no longer has any rights in Big Cloud Network or rights and interests in the proceeds of disposal of Yuantel. As a result, the probable loss has been reversed with the amount of $3.3 million has been recorded as gain on reversal of contingent loss during the year ended December 31, 2021.

Loss on debt settlement

We entered into Agreements dated December 14, 2020 with PFG and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA was committed to purchase up to be approximately $18 million of debt in tranches, which when completed would eliminate substantially all of the debt with the Company’s senior lender. LMFA would convert the purchased debt into common shares of the Company, pursuant to a court order that allows the conversion shares to be issued as unrestricted securities in a transaction that is exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended.

As of February 10, 2021, LMFA completed the purchase of $17.87 million of principal, accrued interest and applicable fees, converted and sold all 22.73 million shares of the Company’s ordinary shares. With the Company settling another $1.27 million of debt, accrued interest and applicable fees directly with the senior lender by the issuance of 1.51 million shares on February 17, 2021 which the senior lender subsequently sold, the Company’s defaulted Debts with the senior lender totaling $19.14 million have been eliminated since. We recognized loss of $16.6 million in loss on debt settlement during fiscal year 2021.

We entered into a $1 million short term loan agreement with American West Pacific International Investment Corporation (“AWP”) in December 2020, to fund the Company’s working capital purposes. The loan had an original term of six months with interest of 12% per annum. And 4,000,000 restricted ordinary shares to be held in escrow at Continental Stock Transfer & Trust Company as collateral. On June 15, 2021, we have settled the $1 million loan principal with 1,587,302 shares. We recognized loss of $0.6 million in loss on debt settlement during fiscal year 2021.

We recorded total loss on debt settlement of $17.2 million during the year ended December 31, 2021.

Income Tax Expense

Our effective tax rate was 1.1% and -0.8% for years ended December 31, 2020 and 2021, respectively. The fluctuation through these years was primarily due to the fact that the loss experienced by certain of our subsidiaries could not be used to offset gains in other subsidiaries. The Group recorded valuation allowance for the entities, which were considered more likely than not that a portion of the deferred tax assets will not be realized through sufficient future earnings.

Liquidity and Capital Resources

Cash used in operating activities for the year ended December 31, 2021 was $28.7 million, primarily consisted of net loss of $56.6 million, reversal of provisions on accounts receivable and other current assets of $1.8 million, and adding back non-cash items including share-based compensation expenses to employees and non-employees of $17.5 million, amortization of intangible assets of $2.1 million, depreciation of property and equipment of $0.1 million, interest expense related to the convertible notes discount of $9.9 million, loss on debt conversion of $17.2 million, gain on account payable forgiveness of $2.1 million, loss on disposal of a subsidiary of $0.3 million, Change in fair value of contingent consideration for the acquisition of HHE of $0.1 million and gain on reversal of contingency loss of $3.3 million. Cash used in operating assets and liabilities included increase in prepaid expenses and other current assets of $12.9 million, increase in inventory of $5.3 million, increase in account receivable of $1.4 million, decrease in account payable of $1.3 million, and decrease in amount due to related parties of $1.3 million, while cash generated from changes in operating assets and liabilities included increase in accrued expenses of $9.8 million, and increase in advance from customers and contract liabilities of $0.9 million.

Cash used in investing activities for the year ended December 31, 2021 was $1.0 million, which mainly included purchase of property, plant and equipment of $0.8 million and investment in convertible bond and cash loan of $0.3 million, offset by acquisition of business with net cash acquired of $0.1 million.

Cash generated by financing activities for the year ended December 31, 2021 was $34.3 million which included proceeds from issuance of convertible notes of $34.4 million, and proceeds from short-term bank borrowings of $3.5 million, offset by repayment of short-term bank borrowings of $3.9 million.

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

Convertible Notes Sold

The Company signed agreements with institutional and individual investors for sale of convertible notes on February 25, 2021 for $20 million (the “Feb 25 Notes”) and on April 14, 2021 for $3 million (the “Apr 14 Notes”). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $2.222 per share for the Feb 25 Notes and $1.540 for the Apr 14 Notes. The conversion price is at $1.539 per share for the Feb 25 Notes and $1.071 per share for the Apr 14 Notes, or at a one-time reset at 90% of the market price at the time of effectiveness of the required registration statement, whichever is lower. One-third of the notes were sold at the execution of definitive agreements and two-thirds of the notes were sold upon the effectiveness of a registration statement on May 4, 2021.

The Company signed agreement with institutional and individual investors for sale of convertible notes on September 14, 2021 for $27.15 million (the Sep 14 Notes). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $0.8682 per share. The conversion price is at $0.6534 per share or at a one-time reset at 90% of the market price at the time of effectiveness of the required registration statement or availability to trade the converted shares under Rule 144, whichever is lower. Only half, or $13.575 million of the notes were sold.

Proceeds from the sale of notes were used for the procurement of orders the Company expects to receive from its customers, for development of the next generation 5G products, and also for acquisition of 51% of HHE.

We were operating at a loss for the years ended December 31, 2020 and 2021. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will rely on the sale of convertible notes of which one-third has been completed and the other two-third to be completed upon the effectiveness of a registration statement to be filed by the Company.

The sale of equity and convertible debt securities will result in dilution to our shareholders and certain of those securities may have rights senior to those of our shares of capital stock. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these securities or other debt could contain covenants that would restrict our operations. Any other third-party funding arrangement could require us to relinquish valuable rights. Economic conditions may affect the availability of funds and activity in equity markets. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate certain of our programs, or make changes to our operating plans.

Impact of the COVID-19 pandemic

As discussed earlier in the Rick Factors section of this report, we have experienced since February 2020 reductions and cancellations of orders due to effects of the COVID-19 pandemic has on the demand from certain of our customers. We expect this negative effect on global business activities will continue to have pressure on the Company’s sales as the pandemic environment persists and perhaps even post the pandemic. In addition, since our operations span over the countries of the United States, India, China and South Korea, international and intra-country travel restrictions will continue to hamper our operations and have negative effects including delays and uncertainties on our supply chain delivery schedules and our abilities to secure financing for our working capital needs. We expect the impacts of COVID-19 to have an adverse effect on our business, financial condition and results of operations. Our revenue for the year 2020 was negatively impacted by the pandemic by a reduction of 73.0% as compared to 2019. Although our revenues in 2021 improved 10.4% as compared to 2020, the impact of the continuing COVID-19 pandemic in the year 2022 and beyond is still unknown as of the filing of this annual report and may cause our revenues in future periods to decline. As the assessable risks due to COVID-19 change in the countries of India and China, our operations can be affected, including the restrictions from accessing office facilities and limitations on domestic travels which can hamper our ability to efficiently manage the manufacturing of products since our contracted factories are located over various cities in China.

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

Additional discussions on ASC 606 are provided in below Note 2 of the Accompanying Notes to Financial Statements, under the heading (u) Revenue recognition.

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

Solar Power Solutions

By purchasing 51% controlling interest in HHE on October 19, 2021, the Company now engages in the design and installation of solar energy plus storage solution for residential and commercial use. We have a competitive advantage in the multiple-dwelling residential sector of the solar industry as we have unique load sharing and balance software control technologies and algorithms. HHE recognizes revenues when the solar power projects are fully completed. During the period of consolidation, no solar power projects were completed, and consequently no revenues from HHE was recognized. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue.

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

Contractual Obligations

As of December 31, 2021, payment obligations under long-term debt, operating leases, and other long-term liabilities were as following:

Amount ($’000)
Obligations less than one year
Current portion of long-term borrowings	$1,250
Operating facilities leases	$967
Arbitration loss to Samsung Electronics Co., Ltd.	$3,749

Obligations from 1 to 3 years
Operating facilities leases	$802
Long term borrowings	$661
Operating facilities leases

Obligations from 3 to 5 years
Operating facilities leases	$-

Related Party Transactions

(a) Related parties

Names of related parties	Relationship
Bluecap	A company controlled by a key management of the Group
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Ted Peck	A non-controlling shareholder of one of the Group’s subsidiaries

Other than disclosed elsewhere, The Group had the following significant related party transactions for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	($’000)	($’000)	($’000)
Software services provided to Bluecap	-	507	-

(c) Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	($’000)	($’000)	($’000)
Loan from:
Bluecap	3,273	2,695	1,834

Interest expense on loan from:
Bluecap	211	438	658
Ted Peck	-	-	20

All balances with related parties as of December 31, 2021 were unsecured and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1,325 short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group (see Note 19 in our consolidated financial statements), bearing an interest rate of 8% per annum to fund the Company’s working capital (the “Bluecap Loan”). The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2020 and 2021 were $2,695 and $1,834, respectively, which were payable on demand.

As of December 31, 2021, HHE, the newly acquired subsidiary has accrued interests of $20 related to the loan from a non-controlling shareholder was recorded in amount due to related parties.

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

Our business activities in the year ended December 31, 2021 experienced similar credit concentration as in 2020. Due to the lingering COVID-19 pandemic but with vaccination becoming increasingly available and business activities world-wide to be recovering, we expect our sales to increase in the year 2022 from the lows of 2020 although not fully reaching the 2019 levels.

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

Certain Transactions for the Years Ended December 31, 2020 and 2021, and Subsequent Transactions

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

Equity financing from Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”)

On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9% equity interest of the Company at that time which was equivalent to 3,734,283 ordinary shares with a total purchase consideration of $13.87 million on May 16, 2019, for which 75% of the total purchase consideration amounting to $10.40 million in cash was received. Both parties have agreed to not proceed with the remainder 25% investment.

Loan from HSBC

On May 30, 2019, the Group entered into a banking facility agreement with HSBC for a credit facility of $5 million with an interest rate of London Interbank Offered Rate (LIBOR) plus 1% and a maturity date of one year. $4.5 million were drawn in June 2019 and another $0.5 million were drawn in July 2019 for working capital purposes. This loan was completely re-paid in June 2020.

Loans from Shareholders

On November 27, 2020, the Company entered into a loan agreement with an individual shareholder who loaned the Company $1.25 million in cash. The loan accrues interest at the rate of 6% per annum, and the principle together with accrued interest are due in 15 months but was extended by agreement until December 31, 2022.

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

Convertible Notes Sold

The Company signed agreements with institutional and individual investors for sale of convertible notes on February 25, 2021 for $20 million (the “Feb 25 Notes”) and on April 14, 2021 for $3 million (the “Apr 14 Notes”). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $2.222 per share for the Feb 25 Notes and $1.540 for the Apr 14 Notes. The conversion price is at $1.539 per share for the Feb 25 Notes and $1.071 per share for the Apr 14 Notes, or at a one-time reset at 90% of the market price at the time of effectiveness of the required registration statement, whichever is lower. One-third of the notes were sold at the execution of definitive agreements and two-thirds of the notes were sold upon the effectiveness of a registration statement on May 4, 2021.

The Company signed agreement with institutional and individual investors for sale of convertible notes on September 14, 2021 for $27.15 million (the Sep 14 Notes). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $0.8682 per share. The conversion price is at $0.6534 per share or at a one-time reset at 90% of the market price at the time of effectiveness of the required registration statement or availability to trade the converted shares under Rule 144, whichever is lower. Only half, or $13.575 million of the notes were sold.

Proceeds from the sale of notes were used for the procurement of orders the Company expects to receive from its customers, for development of the next generation 5G products, and also for acquisition of 51% of HHE.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table provides information regarding our executive officers and directors as of April 15, 2022:

Name	Age	Position	Term expires at annual stockholders meeting in year
Board of Directors
Pat Sek Yuen Chan	57	Founder, Chairman of the Board (Class III Director), Chief Executive Officer and President	2024
Wan Yu (Lawrence) Chow, Ph.D.	59	Class I Director	2022
Heung Sang Addy (Dexter) Fong	62	Class II Director	2023
Ji (Richard) Li	62	Class I Director	2022
Shizhu (Steve) Long	60	Class II Director	2023

Executive Officers
Henry Sun	49	Chief Financial Officer
Anthony K. Chan	67	Executive Director of Finance and US Operations
Simon Sun	55	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Hareesh Ramanna	60	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

The principal occupation and business experience of our directors and executive officers is as follows:

Pat Sek Yuen Chan, 57, is the Chairman of our board of directors, as well as our Chief Executive Officer and President. He was the founder and Chairman of the board of directors of Borqs International, and since 2007 he served as Borqs International’s Chief Executive Officer and President. Mr. Chan has over 20 years of experience in the mobile network communications sector. Prior to founding Borqs, Mr. Chan served as Senior Vice President and General Manager of the infrastructure business unit of UTStarcom Inc., a telecommunications equipment company, from 2000 to 2007. Earlier, Mr. Chan was an engineering manager in Motorola responsible for the development of the GPRS switching. Mr. Chan is an established entrepreneur and has received many awards, including the “High-Caliber Talent from Overseas Award” from the PRC government, and “2012 Beijing Entrepreneur of the Year” from Silicon Dragon. Mr. Chan received his bachelor’s degree in computer science from the University of Toronto and his master’s degree in computer science from the University of British Columbia.

Wan Yu (Lawrence) Chow, Ph.D., 59, was elected as an independent board member by our stockholders in December 2018. Dr. Chow has almost 30 years of experience in the ICT industry, he has extensive working experience with large and complex global FinTech, Telco + Network Equipment Provider & Education industries with successful track record of delivering outstanding commercial and technical results in Fortune 500 organizations to small start-ups. He started his career in 1989 at various Silicon Valley tech companies including Xerox Corporation, Amdahl Corporation and Sun Microsystems. At Sun Micro, Dr. Chow served as the Chief Technical Consultant from 1993 to 1999 for the Greater China region. After serving as the Director of Strategic Alliance for PeopleSoft Inc., North Asia, from 2000 to 2001, he rejoined Sun Micro Greater China as its CTO/NEP Technology Office from 2002 to 2008. He joined SAP China as Managing Partner from 2012 to 2015. Currently, he is serving as Director and Strategic Partner for QLIK Greater China since 2017. Dr. Chow received two Bachelor’s Degrees in Computer Science and Information System from Oregon State University in 1988 and earned a Master’s Degree in Computer Science from Pacific W. University in 1993. He received another Master’s Degree in Education Management from Tarlac State University in 2011. Dr. Chow received his PhD in Education Management from HKMA/Tarlac State University in 2015.

Heung Sang Addy (Dexter) Fong, 62, was elected as an independent board member by our stockholders in March 2020. He was also appointed as the Chairperson of the Audit Committee, our Audit Committee “financial expert,” as member of the Compensation Committee, and as a member of the Enterprise Risk Oversight Committee. Mr. Fong has almost 36 years of experiences in cross border financial investments and business operations. Since 2017, he has served as the chief financial officer of Adlai Nortye Biopharma Ltd. Mr. Fong also led the B-round fundraising of Adlai Nortye Biopharma Ltd, but funding US$53 million. He was the managing director of Bonus Eventus Securities Ltd. from 2015 to 2017, and was the chief financial officer of China Harmony Auto Holding Ltd. from 2012 to 2015 where he managed the company’s initial public offering process onto the Hong Kong Stock Exchange (ticker HK: 03826). From 2009 to 2011, he was the director and chief financial officer of China Electric Motor, Inc. (NASDAQ: CELM) and Apollo Solar, Inc. (OTC: ASOE). Mr. Fong has held various financial executive positions for companies with businesses between China and the U.S. and his experience as an independent board member includes: Universal Technology (HK: 1026) from 2006 to 2013; China Housing and Land Development Inc. (NASDAQ: CHLN) from 2010 to 2014; independent director and audit committee chair for Sisram Med (HK: 01696) since 2017; and Kandi Technologies Corp (NASDAQ: KNDI) from 2007 to 2011. He also worked as a manager for KPMG from 1996 to 1997, and for Deloitte & Touché and Ernst & Young in the U.S. from 1993 to 1995. He was an auditor for Deloitte & Touché from 1989 to 1992. Mr. Fong received his Bachelor’s degree in History from the Hong Kong Baptist University in 1982, an MBA in Accounting from the University of Nevada in 1988; he also earned a Master’s Degree in Accounting from the University of Illinois in 1993. Mr. Fong is a member of AICPA & HKICPA.

Ji (Richard) Li, 62, was elected as an independent board member by our stockholders in December 2018. Mr. Li has 23 years of experience in the telecom industry and he worked in various multinational companies. He started his career in 1982 as a lecturer in Huazhong University of Science and Technology in China. He was the General Manager of UTStarcom Inc. Shenzhen Office from 1995 to 2001, where he led a team to develop telecom switches based on soft switch technology, and the product was launched in China with more than 50 million subscribers. Mr. Li was the Founder of Fiberxon, Inc. from 2001 to 2004, where he led a team to develop fiber optics equipment, and this company was successful sold to MRV Communication. He was the founder and served as the Chief Executive Officer of AngleCare Inc. from 2005 to 2006, and led a team to develop mobile health care applications. Mr. Li was the CEO and General Manager of Wuhan HSC Technology Inc. from 2006 to 2007, he led a team to develop advertisement systems used for public transit systems and were successfully used in the Wuhan Taxi network. He has been serving as General Manager of Vinko Technology Inc. from 2010 to 2014, he led a team to develop telecom payment systems in China. He is currently an Angel Investor since 2014. Mr. Li received his Master’s Degree in Information Engineering from Huazhong University of Science and Technology.

Shizhu (Steve) Long, 60, was elected as an independent board member by our stockholders in March 2020. Mr. Long is an experienced telecommunication executive who has been working in the telecom industry for the last 25 years. Currently, he is the chief technology officer of Shenzhen Skyworth Digital Technology Corporation, which focuses on research and development, manufacture and sale of STB and broadband devices. He has comprehensive knowledge of the current telecommunications systems and equipment platforms. He recently had key research and development roles in the development of carrier class IPTV systems working with China Mobile Communications Corporations (“CMCC”) to develop mobile phone backend service and information aggregation services. His latest research areas are broadband intellectual property-based advanced content delivery services and pertinent terminals. His other major research and development achievements include the development of the core network of personal handy-phone system (“PHS”), which was deployed in more than 150 systems all over China. Prior to joining UTStarcom Corp to start his telecommunication industry career in 1998, Mr. Long was a professor at the HuaZhong University of Science and Technology. He is also a rapporteur of the International Telecommunication Union (“ITU”) of Geneva, Switzerland, particularly for Study Group 9 – Broadband cable and TV. Mr. Long received his Bachelor and Master degrees in Engineering from the HuaZhong University of Science and Technology.

Henry Sun, 49, is the Chief Financial Officer since October 1, 2021. Mr. Sun founded Reach China LLC in 2016, a cross-border consulting firm helping both American and Chinese companies with capital market introductions and international business development. From January 2011 to August 2016, Mr. Sun served as the CFO of Highpower International, Inc., a lithium battery company listed on Nasdaq. From November 2009 to December 2010, Mr. Sun was the CFO of Zoomlion Concrete Machinery Company, a division of Zoomlion that was listed on both the Shanghai and Hong Kong stock exchanges.  Mr. Sun also held financial management roles with various public and private companies including Merrill Lynch from 2003 to 2005. Mr. Sun has extensive experiences in financial reporting and planning, corporate finance and SEC compliance, investor relations, capital raising, as well as managing relationships with investment bankers.  Mr. Sun holds a MBA degree from the Thunderbird School of Global Management at Arizona State University, and a Bachelor of Engineering degree from the Beijing University of Posts and Telecommunications.

Anthony Chan, 67, is the Executive Director of Finance and US Operations since October 1, 2021, prior to which he was the Chief Financial Officer and Executive Vice President, Corporate Finance and joined the company in April 2015. Mr. Chan has over 30 years of experience in U.S. and China cross border investments and business operations. From July 2013 until March 2015, Mr. Chan served as the President of Asia Sourcing for Portables Unlimited in New York, a distributor of T-Mobile USA. From March 2009 until July 2013, he served as the CFO for Tianjin Tong Guang Digital Broadcasting Co. Ltd, a mobile communications products company. For the 20 years prior to that, he was involved in multiple investment and technology transfer projects between China, the U.S and Europe, in the areas of communication products, chemical fibers, textile machinery and medical equipment. Mr. Chan received both his bachelor’s and MBA degrees from the University of California at Berkeley.

Simon Sun, 55, is the Executive Vice President, Co-General Manager of Borqs’s Connected Solutions Business Unit and has served the company since November 2013. Mr. Sun has over 20 years of experience in research and development and product engineering in the mobile industry. He served as the Co-Founder and Chief Executive Officer of Nollec Wireless, Ltd., a mobile handset design house, from July 2007 to October 2013. He was the VP of engineering for CEC Wireless, another mobile handset design house in China from September 2006 to June 2007. Mr. Sun received his bachelor’s degree in Industrial Engineering from Tianjin University of China.

Hareesh Ramanna, 60, is our Executive Vice President, Co-General Manager of Connected Solutions Business Unit, Managing Director of India Operations and Head of Software Development, and has served our company since July 2009. Mr. Ramanna has over 20 years of experience in the mobile industry. Prior to joining us, he served as a Senior Director and Head of Mobile Devices Software in Global Software Group, Motorola India Electronic Limited from May 1992 to November 2008. Mr. Ramanna received his bachelor’s degree in Electronics and Communication from National Institute of Engineering in 1983, Post-Graduation Certification from Indian Institute of Science and an advanced leadership Certification from McGill University in collaboration with Lancaster University of UK and Indian Institute of Management in Bangalore.

Executive Officers

Our executive officers are designated by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors and Corporate Governance

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. The Company held its last annual general meeting (“AGM”) in August 2021. Our existing Class III directors will serve until our 2024 AGM, our existing Class II directors will serve until our 2023 AGM and our existing Class I directors will serve until our 2022 AGM. At each annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election.

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

Meetings of the Board of Directors

Our board of directors and committees of the board held 5 regular meetings plus executed on 3 unanimous written consents for the review and decision making on Company matters during the year 2021.

Stockholder Communications with the Board of Directors

Stockholders and other parties interested in communicating directly with the board of directors may do so by writing to: Board of Directors, c/o Borqs Technologies, Inc., Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong, or by e-mail to sandra.dou@borqs.net. Stockholders and others may direct their correspondence to our Secretary.

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

Risk and Information Security Committee

The members of our Risk and Security Committee are Mr. Chow (chairman of the committee) and Mr. Fong, each of whom is an independent director. Our Risk and Security Committee charter details the principal functions of the committee, including, overseeing and reviewing the Company’s internal controls to protect the Company’s information and proprietary assets. Mr. Pat Chan, CEO of the Company, also serves as the Chief Information Officer for the committee; and Mr. Anthony Chan, Executive Director of Finance & US Operations, also serves as the Chief Risk Office for the committee.

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

Executive Compensation

Summary Compensation Table

Pat Chan, Henry Sun, and Anthony Chan are referred to in this Annual Report as our named executive officers.

The following table provides information regarding the compensation awarded to, or earned by, the named executive officers for the past two fiscal years.

Summary Compensation Table

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non- equity incentive plan ($)	Non- qualified deferred earnings ($)	All other compen- sation ($)	Total ($)

Pat Sek Yuen Chan Chief Executive Officer	2021	303,143	-	2,626,230	-	-	-	-	2,929,373
Chief Executive Officer	2020	303,143	-	196,344	-	-	-	-	499,487
Henry Sun Chief Financial Officer (from Oct 1, 2021 onward)	2021	60,000	-	53,700	-	-	-	-	113,700
Anthony K. Chan Executive Director of Finance & US Operations	2021	-	-	2,093,730	-	-	-	-	2,093,730
Chief Financial Officer	2020	252,000	-	100,952	-	-	-	-	352,952

On December 14, 2020, the Company’s board of directors approved the issuance of restricted ordinary shares to all staff with a number equal to 50% of the vested options in exchange for the cancellation of the vested options previously awarded to the recipients. As a result, 185,230 shares and 95,238 shares were awarded to the CEO and the CFO, respectively. Issued from the Company’s 2017 Equity Incentive Plan, such shares were valued at $1.05 per share which was the closing price on the trading day immediately preceded the day of the approval by the board.

Due to stringent operational cash flows caused by the COVID-19 pandemic, the Mr. Anthony Chan, voluntarily forfeited his salary for the period from April 1 to December 31 of the year 2020 in the amount of $189,000. Mr. Chan did not have a cash salary for the year ended December 31, 2021.

Stock awards made to the executive officers were approved by the Board of Directors and valued as of the date of grant.

Outstanding Equity Awards at 2021 Year-End

Due to the issuance of restricted ordinary shares in exchange for all vested stock options as described in the previous section, there was no outstanding vested or unvested stock options held by any executives as of December 31, 2021.

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

Effective August 18, 2017, we adopted the Borqs Technologies, Inc. 2017 Equity Incentive Plan (“Equity Incentive Plan”), with five million ordinary shares issuable pursuant to equity awards under the plan. The number of ordinary shares reserved for issuance under the Equity Incentive Plan will increase automatically on January 1 of each of 2018 through 2027 by a number of shares that is equal to 5% of the aggregate number of outstanding ordinary shares as of the immediately preceding December 31. Our Board may reduce the size of this increase in any particular year. Outstanding awards under the 2007 Global Share Plan were assumed under the Equity Incentive Plan as of our acquisition of Borqs International by way of merger on August 18, 2017. Due to the issuance of restricted ordinary shares to our staff in exchange for all vested stock options as described in the previous section, there was no outstanding vested held by our staff as of December 31, 2021.

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

Under our employment agreement with Henry Sun, Mr. Sun serves as our Chief Financial Officer beginning on October 1, 2021, and receives monthly compensation in the amount of $20,000 per month, subject to periodic review and adjustment. The term of Mr. Sun’s employment agreement is four years unless both parties mutually agree to extend the term. We may terminate the agreement without any reason by giving Mr. Sun not less than one month’s prior notice in writing. We may also terminate this agreement without any notice period or termination payment under limited circumstances set forth in Mr. Sun’s employment agreement.

The employment agreement with Anthony K. Chan has expired. Mr. Chan is currently serving as our Executive Director of Finance and US Operations without an agreement.

Director Compensation

During the year ended December 31, 2021, our non-employee directors were entitled to receive cash compensation and an option to purchase ordinary shares or restricted stock awards. All nonemployee directors receive an annual fee of $30,000, and the chairperson of the Audit Committee receives an additional $18,000 per year and the chairperson of the Compensation Committee receives an additional $5,000 per year. Directors are entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the Board and committees of the Board. The following table sets forth the compensation paid to each person who served as a member of our Board in 2021. Pat Chan, our Chief Executive Officer and Chairman of the Board, did not receive any additional compensation for his service as a director, and his compensation is detailed in the Summary Compensation Table and related disclosures.

Director Compensation Table

The table below shows the compensation received by each of our non-employee directors for their services during 2021. Our non-employee directors do not receive fringe or other benefits.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Wan Yu (Lawrence) Chow	30,000	129,562	-	-	-	-	159,562
Heung Sang Addy (Dexter) Fong	48,000	137,471	-	-	-	-	185,471
Ji (Richard) Li	30,000	129,562	-	-	-	-	159,562
Shizhu (Steve) Long	30,000	129,562	-	-	-	-	159,562

Equity Awards for Directors

Due to the issuance of restricted ordinary shares in exchange for all options as described in the previous section, there was no outstanding vested or unvested stock options held by the directors as of December 31, 2021.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table presents information as to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2022 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our ordinary shares in the following table is based on 208,443,121 ordinary shares outstanding on March 25, 2022.

	Number of Shares	%
Name and Address of Beneficial Owners of 5% or more
TDR Capital Pty Limited (1)	20,844,312	9.99

Directors and Executive Officers (2)
Pat Sek Yuen Chan	2,893,799	1.39
Wan Yu (Lawrence) Chow	130,000	*
Heung Sang Addy (Dexter) Fong	140,000	*
Ji (Richard) Li	130,000	*
Shizhu (Steve) Long	158,571	*
Henry Sun	100,000	*
Anthony K. Chan	1,758,176	*
Hareesh Ramanna	803,154	*
Simon Sun	325,429	*

All directors and officers as a group (9 persons)	6,439,129	3.09

*	Less than one percent

(1)

Based solely on information provided in this persons Schedule 13G filed with the SEC on April 1, 2022. Timothy Davis-Rice is the sole director of TDR Capital Pty Ltd. and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by TDR Capital Pty Ltd. But for the limit on the reporting person’s beneficial ownership described below, the reporting person would beneficially own an aggregate of 24,423,874 ordinary shares, including 9,641,873 ordinary shares issuable upon exercise of warrants held by the reporting person. However, pursuant to the agreement by which the reporting person purchased such warrants from the Issuer, such warrants may not be exercised to the extent it would cause the reporting person or any of its affiliates to beneficially own in excess of 9.9% of the number of shares of the Issuer outstanding after giving effect to the exercise.

(2)	Unless otherwise indicated, the business address of each of the individuals is Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

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

We have initiated arbitration proceeding in February 2022 in Hong Kong against KADI and its owners for breach of contract according to the KADI Agreement, seeking from KADI of i) a payment of $600,000 in cash previously paid to KADI, ii) the return of 1,043,550 ordinary shares of Borqs previously issued to the owners of KADI, and iii) payment in cash for loss of profit from KADI’s projected business in the amount of $5.3 million. As of the filing of this annual report, the arbitration is in its initial stages and there is no assurance that the outcome of the proceedings will be in favor of Borqs.

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

We will also provide without charge to each person, including any beneficial owner of our ordinary shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Investor Relations, Borqs Technologies, Inc., Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong. Telephone number +852 5188 1864 or facsimile number +852 2114 0183.

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

Inflation Risk

We do business globally with international customers and suppliers. Our gross margin and operations can be adversely affected by global inflationary situations such as rising costs for raw materials, conmponents, shipping and labor. The Company faces challenges in maintaining profitability of operations in economies experiencing high inflation rates caused by global Covid pandemic and political tension between Russia and Ukraine. The inflation rate in the U.S. has reached 40 year high in the beginning of 2022. It has affected the whole world economy, including our sourcing costs and business operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See section on risk factors.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OR PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) or 15d-15(e)) as of December 31, 2021 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, have concluded that, due to the outstanding material weakness described below, our disclosure controls and procedures are ineffective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2021. In the years ended December 31, 2021 and 2020, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

Management identified the following significant deficiencies relating to the IT controls in our MVNO business. However, the MVNO business was sold and disposed of completely as of October 29, 2020.

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

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Yu Certified Public Accountant, P.C. (“Yu CPA”), for the years ended December 31, 2020 and 2021:

$’000	2020	2021
Audit fees	$560	$505
Other audit service fees	$-	-
Tax review fee	$-	-
All other fees	-	-
Total fees	$560	$505

Audit fees for the years ended December 31, 2020 and 2021 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2020 and 2021, and the review of the financial statements included in our quarterly reports when we were a domestic filer, and review of documents provided in connection with our regulatory filings.

In accordance with our charter, the audit committee is required to pre-approve all audit and non-audit services to be performed by the independent auditors and the related fees for such services other than prohibited non-auditing services as promulgated under rules and regulations of the SEC (subject to the inadvertent de minimis exceptions set forth in the Sarbanes-Oxley Act of 2002 and the SEC rules). All services performed by Yu CPA for our benefit were pre-approved by the audit committee in accordance with its charter and all applicable laws, rules and regulations.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers, with certain exceptions. While we voluntarily follow most Nasdaq corporate governance rules, we follow British Virgin Islands corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

●	We do not intend to follow Nasdaq Rule 5635(a), which states that shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances.

●	We do not intend to follow Nasdaq Rule 5635(b) which states that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

●	We do not intend to follow Nasdaq Rule 5635(c), which requires shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

●	We do not intend to follow Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow British Virgin Islands law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

●	We do not intend to follow Nasdaq Rule 5640 which states that rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Yu Certified Public Account PC, is set forth on pages F-1 through F-67 and are filed as part of this annual report.

ITEM 19. EXHIBITS

	Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Amended and Restated Memorandum and Articles of Association	8-K	001-37593	3.1	8/24/17
2.1	Borqs Technologies, Inc. 2017 Equity Incentive Plan, as amended	8-K	001-37593	10.10	8/24/17
2.2	Form of Warrant, dated August 18, 2017, by and between the Company and each of Warrant Holders	8-K	001-37593	10.11	8/24/17
2.3	Form of Warrant issued to Partners For Growth V, L.P.	8-K	001-37593	10.4	12/20/18
2.4	Description of Securities	20-F	001-37593	2.4	2/4/2020
4.1	Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.20	7/2/18
4.2	Subordination Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited, Borqs International Holding Corp., Spd Silicon Valley Bank Co., Ltd. and Partners for Growth V, L.P.	S-1/A	333-223034	10.21	7/2/18
4.3	Deed Of Guarantee and Indemnity, Effective as of April 30, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.22	7/2/18
4.4	Debenture, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.23	7/2/18
4.5	Deed and Charge Of Shares, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.24	7/2/18
4.6	Deed Of Guarantee and Indemnity, Effective as of April 30, 2018, by and Between Borqs Hong Kong Limited and Partners for Growth V., L.P.	S-1/A	333-223034	10.25	7/2/18
4.7	Debenture, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.26	7/2/18
4.8	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.27	7/2/18
4.9	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.28	7/2/18
4.10	Equitable Mortgage, Effective as of April 30, 2018, by and between Borqs Technologies, Inc. and Partners For Growth V, L.P.	S-1/A	333-223034	10.29	7/2/18

4.11	Waiver and Modification No. 2 To Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.30	7/2/18
4.12	Amended and Restated Registration Rights Agreement, dated August 18, 2017, by and among Pacific and certain shareholders of Pacific	8-K	001-37593	10.13	8/24/17
4.13	Share Purchase Agreement, dated January 18, 2018, by and among with Borqs Technologies, Inc. and Colmei Technology International Limited, Shenzhen Crave Communication Company, Limited, and their respective shareholders.	8-K	001-37593	99.1	1/22/18
4.14	Form of Indemnification Agreement, dated August 18, 2017, by and Borqs Technologies, Inc. and each of its directors and executive officers	10-K	001-37593	10.19	4/2/18
4.15	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.37	8/6/18
4.16	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.38	8/6/18
4.17	Amendment Agreement, Effective August 31, 2018, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.42	9/14/18
4.18	Amendment Agreement, Effective August 31, 2018, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.43	9/14/18
4.19	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.44	9/14/18
4.20	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd. Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.45	9/14/18
4.21	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.46	9/14/18
4.22	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd., Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.47	9/14/18
4.23	Loan and Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.48	9/14/18
4.24	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.49	9/14/18
4.25	Debenture, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.50	9/14/18

4.26	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.51	9/14/18
4.27	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth IV, L.P.	S-1/A	333-223034	10.52	9/14/18
4.28	Debenture, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.53	9/14/18
4.29	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.54	9/14/18
4.30	Subordination Agreement, Effective as of August 15, 2016, by and between Spd Silicon Valley Bank Co., Ltd. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.55	9/14/18
4.31	Facility Agreement for Working Capital Loans, Effective as of August 31, 2015, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.56	9/14/18
4.32	Guarantee Agreement for Corporate Guarantor, Effective as of August 31, 2015, Byand Between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.57	9/14/18
4.33	Amendment Agreement, Effective July 20, 2016, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.58	9/14/18
4.34	Amendment Agreement, Effective August 31, 2017, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.59	9/14/18
4.35	Facility Agreement for Working Capital Loan, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.60	9/14/18
4.36	Pledge Agreement Of Accounts Receivable, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.61	9/14/18
4.37	Amendment Agreement, Effective July 20, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.62	9/14/18
4.38	Amendment Agreement, Effective August 31, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.63	9/14/18
4.39	Share Purchase Agreement, dated as of December 15, 2018, by and among Borqs Technologies, Inc., Borqs Beijing, Ltd., Borqs Hong Kong Limited, Shanghai KADI Technologies Co., Ltd., KADI Technologies Limited and the selling shareholders named therein.	8-K	001-37593	10.1	12/20/18
4.40	Waiver and Modification No. 1 to Loan and Security Agreement, dated as of December 17, 2018, by and among Partners for Growth V, L.P., Borqs Hong Kong Limited, BORQS International Holding Corp. and Borqs Technologies, Inc.	8-K	001-37593	10.2	12/20/18
4.41	Promissory Note, dated December 17, 2018	8-K	001-37593	10.3	12/20/18
4.42	Amended and Restated Loan and Security Agreement, dated March 8, 2019, by and among the Company, PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.1	03/14/19

4.43	Reaffirmations of Intellectual Property Security Agreement and Joinder, dated March 8, 2019, by and among PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.4	03/14/19
4.44	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS HK and BORQS Tech HK	6-K	001-37593	10.5	03/14/19
4.45	Equity Mortgage, dated March 8, 2019, by and among PFG5, BORQS International and the Company	6-K	001-37593	10.6	03/14/19
4.46	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and BORQS Software Solutions Private Limited	6-K	001-37593	10.7	03/14/19
4.47	Custody and Control Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and Borqs Software Solutions Private Limited	6-K	001-37593	10.8	03/14/19
4.48	Securities Purchase Agreement, dated April 29, 2019, by and between the Company and Chongqing City Youtong Equity Investment Fund, Limited Liability Partnership	6-K	001-37593	10.1	05/22/19
4.49	Partial Assignment and Amendment of Backstop and Subscription Agreement, dated August 18, 2017, by and between Zhengqi, EarlyBirdCapital, Pacific and Borqs International	8-K	001-37593	10.12	8/24/17
4.50	Letter of Intent, dated January 8, 2018, by and between Borqs Technologies, Inc. and Shanghai KADI Technologies Co., Ltd.	10-K	001-37593	10.14	4/2/18
4.51	Vendor Master Services Agreement, dated July 5, 2013, by and between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	5/14/18
4.52	Vendor Master Services Agreement, dated July 5, 2013, by and Between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	7/2/18
4.53	Colmei Technology International Limited Master Manufacturing Agreement and Form of Purchase Order, dated March 6, 2017.	10-K	001-37593	10.17	4/2/18
4.54	Reliance Retail Limited Form of Purchase Order, dated November 23, 2015	10-K	001-37593	10.18	4/2/18
4.55	Exclusive Business Cooperation Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Beijing Big Cloud	S-1/A	333-223034	10.32	8/6/18
4.56	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Between Borqs Beijing Ltd. and Wang Lei	S-1/A	333-223034	10.33	8/6/18
4.57	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Wang Tun	S-1/A	333-223034	10.34	8/6/18
4.58	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Lei, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.35	8/6/18
4.59	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.36	8/6/18

4.61	Master Services Agreement for Software Development, dated February 8, 2018, by and between Cloudminds (Hong Kong) Ltd. and Borqs Hong Kong Limited.	10-Q	001-37593	10.1	11/19/18
4.63	Formal Commercial Cooperation Agreement for Mobile Communication Resale Business, dated June 5, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.63	2/4/2020
4.64	Memorandum of Understanding of Equity Transfer and Incentive, dated November 8, 2018, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinan Yuantel Communication Technology LLP	20-F	001-37593	4.64	2/4/2020
4.65	Ownership Transfer Agreement, dated February 14, 2019, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinggangshan Leiyi Venture Capital LLP	20-F	001-37593	4.65	2/4/2020
4.66	10% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.66	2/4/2020
4.67	Mobile Communication Resale Business Cooperation Agreement, dated January 10, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.67	2/4/2020
4.69	Waiver, Consent and Modification to Loan and Security Agreement, dated June 28, 2019, by and among PFG4, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.69	2/4/2020
4.70	Waiver, Consent and Modification No. 1 to Amended and Restated Loan and Security Agreement, dated June 28, 2019, by and among PFG5, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.70	2/4/2020
4.71	Supplementary Agreement 1 of the “Mobile Communication Resale Business Cooperation Agreement,” dated January 16, 2019, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.71	2/4/2020
4.72	20% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.72	2/4/2020
4.73	Engagement Letter, dated December 6, 2019, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
4.74	Amended Engagement Letter, dated January 17, 2020, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
4.75	Strategic Cooperation Agreement, dated January 2020, by and between China National Technical & Export Corp, Genertec America Inc., and the Company	20-F	001-37593	4.75	2/4/2020
4.76	Loan Agreement of November 27, 2020 with Run He	20-F	001-37593	4.76	4/26/2021
4.77	Settlement Agreement with LMFA Financing, LLC, Of December 14, 2020	20-F	001-37593	4.77	4/26/2021

4.78	Loan Agreement of December 30, 2020 with American West Pacific International Investment Corporation	20-F	001-37593	4.78	4/26/2021
4.79	Settlement Agreement with Growth V, L.P. of February 11, 2021	20-F	001-37593	4.79	4/26/2021
4.80	Form of Securities Purchase Agreement.	20-F	001-37593	4.80	4/26/2021
4.81	Form of Convertible Note.	20-F	001-37593	4.81	4/26/2021
4.82	Form of Warrant.	20-F	001-37593	4.82	4/26/2021
4.83	Form of Registration Rights Agreement.	20-F	001-37593	4.83	4/26/2021
4.84	YT Ownership Transfer Agreement, dated September 1, 2020, by and among Fengbin Tian, Beijing Big Cloud Century Network Technology Company, Limited, and Jinggangshan Leiyi Venture Capital Partnership Enterprise, Limited	20-F	001-37593	4.77	9/30/2020
4.85	Membership Interest Purchase Agreement	F-1	333-259856	10.32	11/04/2021
4.86	Limited Liability Company Agreement	F-1	333-259856	4.86	11/04/2021
8.1	List of Subsidiaries	20-F				X
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002.	20-F				X
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002.	20-F				X
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.	20-F				X
101.INS	Inline XBRL Instance Document.					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BORQS TECHNOLOGIES, INC.

By:	/s/ Pat Sek Yuen Chan
Name:	Pat Sek Yuen Chan
Title:	Chairman & Chief Executive Officer

Date: May 2, 2022

BORQS TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Borqs Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Borqs Technologies, Inc. (the “Company”) and its subsidiaries, variable interest entities (the “VIE”) and the VIE’s subsidiaries (collectively referred to as the “Group”), as of December 31, 2021 and 2020, the related consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of shareholders' (deficit) equity, and consolidated statements of cash flows, for each of the three years ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows, for each of the three years ended December 31, 2021, in conformity with generally accepted accounting principles in the United States of America.

Emphasis of Matter - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Group has continued to incur losses, and it has not yet to generate favorable working capital; in addition, the Group’s operations were adversely impacted by COVID-19 pandemic. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter - Adoption of New Accounting Standards

As discussed in Note 2(q) to the consolidated financial statements, the Group has adopted Accounting Standards Codification (“ASC”) ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), effective January 1st, 2021.

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

Valuation of identifiable intangible assets and contingent consideration liabilities in the acquisition of Holu Hou Energy LLC

As described in Note 4 to the consolidated financial statements, on October 19, 2021, the Group completed the acquisition of a 51% interest in Holu Hou Energy LLC (referred as “HHE”), for an aggregate consideration of $6.78 million, in which the contingent consideration liabilities were $1.67 million. The acquisition was accounted for under the acquisition method of accounting which resulted in the recognition of identifiable intangible assets, as developed technology, of $4.49 million and goodwill of $12.21 million. The Group estimated the fair value of identifiable intangible assets, using the income method, which was based on the present value of estimated future cashflows attributable to the respective assets. Management applied significant judgments in estimating the fair value of the developed technology intangible asset, which involved the use of significant estimates related to the revenue growth rate assumptions for both existing and any future pipeline contracts, and discount rates. Also, the Group estimated the fair value of contingent considerations utilizing Monte Carlo simulation based on the earnout payments related to market or performance targets. Management applied significant judgments in estimating the fair value of the contingent consideration liabilities, including expected volatility, discount rates and forecasted results (e.g. revenue growth rates and EBITDA).

Auditing the valuation of identifiable intangible assets and the contingent consideration liabilities, required a high degree of auditor judgments and an increased extent of efforts, due to the estimates uncertainty and the application of valuation techniques built in part, on assumptions around the future performance forecast of HHE, including assumptions impacted by future events, such as revenue growth rates for both existing and any future pipeline contracts, discount rates, expected volatility, and forecasted results, such as revenue growth rates and EBITDA. Changes in these assumptions can have a material effect on the valuation of identifiable intangible assets, and the contingent consideration liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, (i) evaluating management’s assumptions and methodology used to for estimate the fair value of the developed technology intangible asset, and the contingent consideration liabilities; (ii) evaluating the appropriateness of the valuation models; (iii) testing the completeness, accuracy, and relevance of underlying data used in the models; (iv) evaluating the reasonableness of significant assumptions and judgments made by management, including the revenue growth rate assumptions for both existing and any future pipeline contracts, discount rates, expected volatility, and forecasted results, such as revenue growth rates and EBITDA; and (v) evaluating the competence, capabilities and objectivity of the professionals engaged by the Group.

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

The Group has prepared future cash flow forecasts which involves judgement and estimation of key variables such as the refinancing of long term and short term debts, planned capital expenditures, future production volumes and market conditions with future economic conditions, including the impact of the global COVID-19 pandemic, and effects of key events subsequent to the year-end including convertible note and debt restructure as described in Note 14, Note 21(g) and Note 26(c).

Auditing the Group’s going concern assessment described above is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Group’s going concern analysis. The Group’s ability to execute the planned refinancing actions are especially judgmental, provided the global financial markets and economic conditions have been, and continue to be, volatile as a result of the COVID-19 pandemic.

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

/s/ Yu Certified Public Accountant, P.C.
(PCAOB ID: 5910)
We have served as the Company’s auditor since 2019.

New York, New York
May 2, 2022

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2020	2021
		$	$
ASSETS
Current assets:
Cash and cash equivalents		3,044	7,714
Restricted cash		37	211
Accounts receivable, net (net of allowance of $12,883 and $13,049 as of December 31, 2020 and 2021, respectively)		944	2,262
Inventories, net	(5)	2,675	7,190
Prepaid expenses and other current assets, net (net of allowance of $13,992 and $11,327 as of December 31, 2020 and 2021, respectively)	(6)	17,165	13,833

Total current assets		23,865	31,210

Non-current assets:
Property and equipment, net	(8)	152	733
Construction in progress		-	94
Intangible assets, net	(9)	3,538	5,377
Right of use asset	(7)	707	1,674
Contract assets		-	1,485
Goodwill	(4)	-	12,208
Deferred tax assets	(18)	1,090	471

Total non-current assets		5,487	22,042

Total assets		29,352	53,252

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2020	2021
		$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable		12,992	10,203
Accrued expenses and other payables	(12)	42,462	27,935
Contract liabilities - current		7,454	8,403
Lease liabilities - current	(7)	307	1,032
Amount due to related parties-current		3,133	2,512
Income tax payable		1,853	399
Short-term bank and other borrowings	(11)	2,395	1,275
Long-term bank borrowings - current portion	(11)	12,975	1,250
Contingent liability in relation to disposal of a subsidiary	(26)	3,240	-
Contingent consideration –current		-	1,392
Convertible notes	(14)	-	9,990

Total current liabilities		86,811	64,391

Non-current liabilities:
Unrecognized tax benefits	(18)	2,124	2,174
Long-term bank borrowings	(11)	1,250	661
Deferred tax liabilities	(18)	950	2,154
Lease liabilities – non-current	(7)	374	754
Contingent consideration – non-current		-	389
Other non-current liabilities		84	15

Total non-current liabilities		4,782	6,147

Total liabilities		91,593	70,538

Commitments and contingencies

Shareholders’ equity (deficit):
Ordinary shares (no par value; unlimited shares authorized; 59,943,310 shares and 163,351,694 shares issued and outstanding as of December 31, 2020 and 2021, respectively)		-	-
Additional paid-in capital		171,560	262,271
Subscriptions receivable		(19,367)	(15,287)
Statutory reserve		2,097	1,901
Accumulated deficit		(215,175)	(271,040)
Accumulated other comprehensive loss	(15)	(1,243)	(1,091)

Total Borqs Technologies, Inc. shareholders’ deficit		(62,128)	(23,246)

Noncontrolling interest		(113)	5,960

Total shareholders’ deficit		(62,241)	(17,286)

Total liabilities, noncontrolling interest and shareholders’ equity (deficit)		29,352	53,252

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2019	2020	2021
		$	$	$
Net Revenues:
Software		14,975	10,063	10,732
Software – related party		-	507	-
Hardware		83,983	16,181	18,829

Total net revenues		98,958	26,751	29,561

Software		(17,822)	(9,691)	(9,429)
Hardware		(80,567)	(15,464)	(17,526)

Total cost of revenues		(98,389)	(25,155)	(26,955)

Total gross profit		569	1,596	2,606

Operating expenses:
Sales and marketing expenses		(1,524)	(750)	(202)
General and administrative expenses		(24,776)	(33,304)	(24,624)
Research and development expenses		(5,278)	(8,162)	(5,294)

Total operating expenses		(31,578)	(42,216)	(30,120)

Other operating income		1,854	-	247

Operating loss		(29,155)	(40,620)	(27,267)

Interest income		15	5	4
Interest expense		(4,972)	(3,795)	(11,956)
Other income		1,330	231	2,376
Other expense		-	(210)	(3,207)
Gain (loss) on disposal of subsidiary		-	10,096	(303)
Contingency (loss) reversal		-	(3,065)	3,277
Gain (loss) on debt settlement		-	26	(17,199)
Change in fair value of contingent consideration for the acquisition of HHE		-	-	(111)
Foreign exchange gain (loss)		250	1,649	(2,661)

Loss from continuing operations, before income taxes		(32,532)	(35,683)	(57,047)

Income tax (expense) benefit	(18)	949	(406)	445

Net loss from continuing operations		(31,583)	(36,089)	(56,602)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2019	2020	2021
		$	$	$
Discontinued operations
(Loss) income from operations of discontinued entities		(4,151)	1,302	-

Net (loss) income on discontinued operations		(4,151)	1,302	-

Net loss		(35,734)	(34,787)	(56,602)

Net income (loss) attributable to noncontrolling interest – continuing operations		5	(1)	(737)
Net income (loss) attributable to noncontrolling interest – discontinued operations		(1,330)	716	-
Less: net income (loss) attributable to noncontrolling interest		(1,325)	715	(737)

Net loss attributable to Borqs Technologies, Inc.		(34,409)	(35,502)	(55,865)

Net loss attributable to ordinary shareholders		(34,409)	(35,502)	(55,865)

Net earnings (loss) per share from continuing operations attributable to Borqs Technologies, Inc.
Earnings (loss) per share—Basic:		(0.88)	(0.81)	(0.47)
Earnings (loss) per share—Diluted:		(0.88)	(0.81)	(0.47)

Net (loss) earnings per share from discontinued operations attributable to Borqs Technologies, Inc.
(Loss) earnings per share—Basic:		(0.08)	0.01	-
(Loss) earnings per share—Diluted:		(0.08)	0.01	-

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic:		(0.96)	(0.80)	(0.47)
Loss per share—Diluted:		(0.96)	(0.80)	(0.47)

Number of ordinary shares used in earnings per share computation:
Weighted-average number of ordinary shares used in calculating continuing operations—basic		35,919,014	44,515,013	117,931,503
Weighted-average number of ordinary shares used in calculating continuing operations—diluted		35,919,014	44,515,013	117,931,503

Weighted-average number of ordinary shares used in calculating discontinued operations—basic		35,919,014	44,515,013	117,931,503
Weighted-average number of ordinary shares used in calculating discontinued operations—diluted		35,919,014	44,515,013	117,931,503

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2019	2020	2021
		$	$	$
Net loss		(35,734)	(34,787)	(56,602)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil		(62)	1,498	507
Other comprehensive (loss) income, net of tax of nil		(62)	1,498	507
Comprehensive loss		(35,796)	(33,289)	(56,095)
Less: comprehensive (loss) income attributable to noncontrolling interest		504	41	(10)
Comprehensive loss attributable to Borqs Technologies, Inc.		(36,300)	(33,330)	(56,085)

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

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2021	59,939,138	-	171,560	(19,367)	2,097	(1,243)	(215,175)	(62,128)	(113)	(62,241)
Consolidated net loss	-	-	-	-	-	-	(55,865)	(55,865)	(737)	(56,602)
Foreign exchange difference	-	-	-		-	152	-	152	-	152
Debt equity conversion settlement(4)	24,234,339	-	36,092	-	-	-	-	36,092	-	36,092
Disposal of a subsidiary	-		-	-	(196)	-	-	(196)	-	(196)
Issuance of warrants associated with convertible notes (8)	-	-	12,950	-	-	-	-	12,950	-	12,950
Shares conversion of convertible notes (8)	23,940,336	-	21,433	-	-	-	-	21,433	-	21,433
Warrants exercised into shares (8)	30,907,669	-	55	-	-	-	-	55	-	55
Shares released from escrow (6)	-	-	-	4,080	-	-	-	4,080	-	4,080
Acquisition of a subsidiary (9)	14,806,364	-	5,516	-	-	-	-	5,516	6,513	12,029
Capital injection from non-controlling shareholders of a subsidiary (10)	-	-	-	-	-	-	-	-	297	297
Share-based compensation (7)	9,519,676	-	14,665	-	-	-	-	14,665	-	14,665

Balance as of December 31, 2021	163,347,522	-	262,271	(15,287)	1,901	(1,091)	(271,040)	(23,246)	5,960	(17,286)

(1)	Refer to Note 2(ff) for information regarding subscription receivables.

(2)	Refer to Note 1(c) for information regarding transactions related to equity interests in Yuantel.

(3)	Refer to Note 21(d) for information regarding repurchase of ordinary shares.

(4)	Refer to Note 21(g) for information regarding debt repayment settlement.

(5)	Refer to Note 21(h) for information regarding contribution by management.

(6)	Refer to Note 21(i) for information regarding issuance of shares for collateral.

(7)	Refer to Note 17(c)(d) for information regarding share-based compensation.
(8)	Refer to Note 14 for information regarding warrants granted associated with convertible notes.
(9)	Refer to Note 4 for information regarding acquisition of HHE.
(10)	Refer to Note 21(n) for information regarding capital injection from non-controlling shareholders.

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2019	2020	2021
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(35,734)	(34,787)	(56,602)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision (reversal of provision) on accounts receivables & other current assets		13,637	4,371	(1,757)
Depreciation of property and equipment		93	149	123
Amortization of intangible assets		5,984	5,430	2,110
Loss on disposal of property and equipment		-	10	-
Impairment of inventory		(268)	782	1,268
Impairment of intangible assets		-	724	-
Deferred income tax (benefits) expenses		(978)	(1,003)	680
Interest expense related to debt discount		-	-	9,945
Share-based compensation expenses		495	3,002	7,937
(Gain) loss on debt settlement		-	(26)	17,199
(Gain) loss on disposal of subsidiary		-	(10,096)	303
Non-employee compensation expenses		2,493	16,992	9,596
Contingency loss		-	3,065	-
Reversal of contingency loss		-	-	(3,277)
Gain from debt forgiveness		-	-	(2,094)
Change in fair value of contingent consideration for the acquisition of HHE		-	-	111
MVNO BU management compensation		1,497	-	-
Effect of ASC 606 adoption		930	-	-
Changes in operating assets and liabilities, net of the effects of an acquisition:
Accounts receivable		(1,204)	1,560	(1,379)
Inventories		2,472	2,202	(5,310)
Deferred cost of revenues		6,931	-	-
Contract assets		-	-	(1,414)
Prepaid expenses and other current assets		(13,268)	(7,678)	(12,944)
Other non-current assets		-	(3,221)	-
Accounts payable		2,051	(2,984)	(1,261)
Accrued expenses and other payables		18,852	13,032	9,753
Advances from customers and contract liabilities		5,060	493	(92)
Amounts due to related parties		2,414	(351)	(1,288)
Deferred revenues		(10,695)	(28)	1,040
Long-term payable		(6,303)	(361)	669
Income tax payable		(89)	974	(1,454)
Deferred government grants		(1,864)	-	-
Right of use asset		1,499	(4)	(967)
Lease liabilities		(1,380)	(132)	435
Other non-current liabilities		-	84	(68)

Net cash used in operating activities		(7,373)	(8,059)	(28,738)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(117)	(72)	(781)
Purchases of intangible assets		(4,417)	(141)	-
Proceeds from disposal of non-controlling interest		5,296	-	-
Payments to acquiring non-controlling interest		(1,497)	-	-
Proceeds from disposal of a subsidiary, net of cash balance at disposed entity		-	4,172	-
Investment in convertible bond and cash loan		-	-	(338)
Proceeds from acquisition of a subsidiary, net of cash acquired		-	-	121

Net cash (used in) generated from investing activities		(735)	3,959	(998)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated)

	Note	2019	2020	2021
		$	$	$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares		10,399	-	-
Proceeds from short-term bank and other borrowings		5,000	5,300	3,507
Repayments of short-term bank and other borrowings		(11,003)	(7,905)	(3,906)
Proceeds from long-term bank borrowings		9,500	1,250	-
Repayments of long-term bank and other borrowings		(2,295)	-	(111)
Proceeds from issuance of convertible notes		-	-	34,427
Proceeds from exercising of warrants		-	-	55
Proceeds from non-controlling shareholders of a subsidiary		-	-	297
Net cash generated from (used in) financing activities		11,601	(1,355)	34,269

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash		1,840	228	311

Net increase (decrease) in cash and cash equivalents and restricted cash		5,333	(5,227)	4,844
Cash and cash equivalents and restricted cash at the beginning of year		2,975	8,308	3,081

Cash and cash equivalents and restricted cash at the end of year		8,308	3,081	7,925
Less: cash and cash equivalents and restricted cash of discontinued operations at the end of year		2,296	-	-

Cash and cash equivalents and restricted cash of continuing operations at the end of year		6,012	3,081	7,925

Reconciliation of cash and cash equivalents and restricted cash of the continuing operations
Cash and cash equivalents of continuing operations at the end of year		1,001	3,044	7,714
Restricted cash of continuing operations at the end of year		5,011	37	211
Total cash and cash equivalents and restricted cash of continuing operations		6,012	3,081	7,925

Reconciliation of cash and cash equivalents and restricted cash of the discontinued operations
Cash and cash equivalents of discontinued operations at the end of year		1,528	-	-
Restricted cash of discontinued operations at the end of year		768	-	-
Total cash and cash equivalents and restricted cash of discontinued operations		2,296	-	-

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Supplemental disclosures of cash flow information:
Interest paid	(4,972)	(3,614)	(1,707)
Interest received	43	8	4
Income tax paid	(478)	(544)	(375)
Cash paid included in the measurement of lease liabilities	(1,528)	(1,008)	(1,088)
Supplemental schedule of non-cash activities:
Acquisition of a subsidiary	-	-	3,529
Repurchase of shares for a decrease in prepayment	10,048	-	-
Conversion of convertible notes	-	-	21,433
Issuance of shares for an increase in subscription receivable	15,287	4,080	-
Shares released from escrow	-	-	4,080
Issuance of shares in exchange for advisory services	2,493	16,992	9,651
Debt settlements by issuance of ordinary shares	-	3,439	36,092
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	-	797	1,780

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

The Group has disposed Yuantel on October 29, 2020. Refer to Note 1(c) for transitions related to disposal of Yuantel during the year ended December 31, 2020.

(a) As of the balance sheet date, the VIE has been disposed and the details of the Company’s major subsidiaries, are as follows:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:

BORQS International	July 27, 2007	Cayman	100%	Holding company
BORQS Hong Kong Limited (“Borqs HK”)	July 19, 2007	Hong Kong	100%	Provision of software and service solutions and hardware products sales
BORQS Beijing Ltd. (“Borqs Beijing”)	September 4, 2007	PRC	100%	Provision of software and service solutions and hardware products sales
BORQS Software Solutions Private Limited (“Borqs India”)	July 17, 2009	India	100%	Provision of software and service solutions
Holu Hou Energy LLC (“HHE”)	October 19, 2021	USA	51%	Solar energy business

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

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

(c) VIE and discontinued operation disclosures

The Group disposed Yuantel to a third-party entity which also purchased the ownership of Yuantel that was sold to the first buyer in 2019. The disposal was completed On October 29, 2020 and as a result, the Group deconsolidated Yuantel on that date. The Consolidated VIEs contributed 29% and 52% of the Group’s consolidated revenues for the years ended December 31, 2019 and from January through October of 2020, respectively. As of December 31, 2020 and 2021, the Consolidated VIEs accounted for an aggregate of nil% and nil%, respectively, of the consolidated total assets, and nil% and nil%, respectively, of the consolidated total liabilities.

The Group believes that there are no assets held in the Consolidated VIEs that can be used only to settle obligations of the Consolidated VIEs, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the Consolidated VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of restricted net assets. As the Consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the Consolidated VIEs do not have recourse to the general credit of the Group for any of the liabilities of the Consolidated VIEs. There were no pledges or collateralization of the Consolidated VIEs’ assets.

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

The Company has the right to not grant the option for the remaining 10% of equity interest. The disposal of the Consolidated VIEs represents a strategic shift for the Company and has a major effect on the Company’s results of operations. Accordingly, assets and liabilities related to the Consolidated VIEs were reclassified as held for sale for the carrying amounts will be recovered principally through a sale and revenues and expenses related to the Consolidated VIEs have been reclassified in the accompanying consolidated financial statements as discontinued operations prior to October 29, 2020.

The Company disposed Yuantel to a third-party entity which also purchased the ownership of Yuantel that was sold to the first buyer in 2019. The disposal was completed On October 29, 2020 and as a result, the Group deconsolidated Yuantel on that date. The consolidated balance sheets as of December 31, 2019 and consolidated statements of operations for the years ended December 31, 2019 have been adjusted to reflect this change. There was no discontinued operation on the balance sheet as of December 31, 2020 as Yuantel had been disposed of in October 2020. Accordingly, revenues and expenses and cash flows related to the Company’s MVBU during January 1, 2020 to October 29, 2020 presented as discontinued operation in the accompanying consolidated financial statements. Afterwards, the Group did not have any continuing involvement with Yuantel and Yuantel was a third-party company after the deconsolidation.

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

During the year ended December 31, 2021, the nominee shareholder of Big Cloud Network signed an agreement with the Group, to transfer his equity share in Big Cloud Network to one of the Group’s subsidiaries. By transferring all the shareholder’s rights and obligations under the agreement, the nominee shareholder no longer has any rights in Big Cloud Network or rights and interests in the proceeds of disposal of Yuantel. As a result, the probable loss has been reversed and the contingent liability of $3.2 million has been reversed as of December 31, 2021.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs classified as discontinued operations for the period ended October 29, 2020 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Group:

	For the year ended December 31,	The period starting from January 1 to October 29,
	2019	2020
	$	$
Net revenues	39,836	29,023
Cost of revenues	(24,748)	(21,637)

Total gross profit	15,088	7,386

Operating expenses:
Sales and marketing expenses	(13,213)	(4,598)
General and administrative expenses	(4,907)	(540)
Research and development expenses	(1,147)	(938)

Total operating expenses	(19,267)	(6,076)

Operating (loss) income	(4,179)	1,310

Interest income, net	28	4
Other (expense) income, net	-	(12)

(Loss) income from discontinued operation, before income taxes	(4,151)	1,302

Income tax benefit (expense)	-	-

(Loss) income from discontinued operations	(4,151)	1,302

Less: net income (loss) attributable to noncontrolling interest	(1,330)	-

Net (loss) income attributable to Borqs Technologies, Inc.	(2,821)	1,302

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

	For the years ended December 31,	The period starting from January 1 to October 29,
	2019	2020
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(4,151)	1,302
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Impairment of doubtful debt	2,241	(300)
MNVO BU management compensation	1,497	-
Deferred income tax benefits	(29)	-
Changes in operating assets and liabilities	(1,321)	(2,557)

Net cash used in operating activities	(1,763)	(1,555)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(92)	(37)
Purchases of intangible assets	(706)	(355)
Proceeds from disposal of non-controlling interest	5,296	-
Payments to acquiring non-controlling interest	(1,497)	-

Net cash provided by (used in) investing activities	3,001	(392)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term bank and other borrowings	(36)	-

Net cash generated from (used in) financing activities	(36)	-

Effect of foreign exchange rate changes on cash and short-term investment	50	38

Net change in cash and cash equivalents and restricted cash	1,252	(1,910)

Cash and cash equivalents and restricted cash at beginning of year	1,044	2,296

Cash and cash equivalents and restricted cash at end of year	2,296	386

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b) Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2021, the Group had cash and cash equivalents of $7.7 million and restricted cash of $0.2 million and has generated a net loss from continuing operations of $56.6 million and cash inflows for continuing operations of $4.8 million for the year then ended.

The Group’s funding secured during 2019 from the equity investment by Chongqing City Youtong Equity Investment Fund, LLP was sufficient to meet its normal operational needs for working capital and capital expenditures in the year 2019. The cash level at December 31, 2020 was not adequate for operations in the 2021 fiscal year and financing was needed; and the due to the COVID-19 pandemic, negative effects from slow collection from receivables and significant cancellation of otherwise signed purchase orders from customers were observed as early as January 2020. The Group’s operations in the fiscal year 2020 was reduced to minimal levels due to lock down of cities in India and in China, and our contracted manufacturing with third parties was also reduced to about one third of the previous year’s volume. The Group had to rely on customer advances and short-term supply chain related load to sustain such minimal operation during the months affected most severely affected by the COVID-19 pandemic. Except for one significant customer in the U.S., all other purchase order from different countries of the world have been reduced or cancelled.   Although the Group’s businesses have recovered or are starting to recover in the fiscal 2021, it is not possible to determine the ultimate impact of the COVID-19 pandemic on the Group’s business operations and financial results as the quick spread of Omicron new variant across mainland China and Hong Kong, many cities in China had experienced lockdown or partial lockdown from time to time since the beginning of 2022. The Group was in default with the terms of our loans and revolving credit lines from Partners   For Growth (“PFG”) which is the prime lender. The Group has entered into agreements dated December 14, 2020 with PFG and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA will purchase approximately $18 million of debt in tranches. As of February 10, 2021, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees (the “Debt”), converted into and sold all 22.73 million shares of the Group’s ordinary shares by February 10, 2021. With the Company settling another $1.27 million of Debt directly with PFG through the issuance of 1.51 million shares on February 17, 2021 which PFG has subsequently sold. As of the filing of this annual report, the Group’s defaulted Debts with PFG totaling $19.14 million have been eliminated.

On February 25, 2021 and April 14, 2021, the Group entered into securities purchase agreements with institutional and individual investors, pursuant to which the Group sold total $23.0 million of notes. And on September 14, 2021 the Group entered into securities purchase agreements with institutional and individual investors, pursuant to which the Group sold $13.575 million of notes. An additional $13.575 million of notes with the same terms will be issued upon the satisfaction of certain conditions, including the effectiveness of the registration statement.

Management believes that the Group’s current working capital, anticipated cash flows from operations will sustain our operations and business expansion. If the Group’s business strategies are not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument may be needed to support the cash requirements.   However, there is no assurance that the Group will be able to raise adequate funds at acceptable terms to fund its operations going forward. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

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

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets and the subsequent impairment assessment of long-lived assets, intangible assets and goodwill, determining the provisions for accounts receivable, prepaid expenses and other current assets and inventories, determining the valuation allowance for deferred tax assets and accounting for deferred income taxes, uncertain tax benefits, determining the valuation for share-based compensation arrangements, warrants for Series D convertible redeemable preferred shares and beneficiary conversion feature on the Series E Preferred Shares, convertible notes and warrants associated with convertible notes, fair value of identifiable intangible assets, contingent consideration liabilities and goodwill in a business combination,. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements. As of December 31, 2021, the Group considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

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

(h) Restricted cash

Restricted cash as of December 31, 2020 mainly represents the deposits for a short-term loan with HSBC, and also short-term deposits with China United Network Communications Group Co., Ltd. (“China Unicom”) as guarantee for minimum purchase requirements, which are not available for the Group’s use until the end of contract period with China Unicom. These deposits were put in place for the MVNO BU, which was disposed at the end of October 2020.

Restricted cash as of December 31, 2021 mainly represents the cash frozen by the authority related to a lawsuit in PRC (Note 12).

(i) Accounts Receivable

Accounts receivable are carried at net realizable value. An allowance of doubtful accounts is recorded in the period when the collection of full amount is no longer probable. The Group reviews the accounts receivable for expected credit loss on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. As of December 31, 2021, the Group evaluated and created provision for doubtful debt for the accounts that were unlikely to be collected.

(j) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to reduce the cost of inventories to its net market value are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventories provision of $1,343 and $2,255 were recorded as of December 31, 2020 and 2021, respectively.

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

Intangible assets have weighted average useful lives from the date of purchase as follows:

Purchased software	4.5 years
MVNO license	10 years
Capitalized software development costs	3 years
Internal-use software	5 years
Developed technology	10 years

(m) Business combination

Business combinations are accounted for using the acquisition method. The Group recognizes separately from goodwill the assets acquired, the liabilities assumed and the noncontrolling interest at their acquisition date fair values. Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill as of December 31, 2019 was related to its acquisition of Yuantel. And the Group’s goodwill as of December 31, 2021 was related to its acquisition of HHE   (see Note 4). In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating the Group to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance-based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the Company’s statements of comprehensive income (loss) until such time as to when the contingency is resolved.

The fair value of the contingent consideration is valued by external valuers. The valuations are presented to the Group’s management.   The fair value of the earn-out payments was measured using a Monte Carlo simulation analysis.

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has two operating segments as its reporting units, namely Solar Energy Business and Connected Solution. Goodwill is recorded at the Solar Enegery reporting unit. The Group performed impairment analysis on goodwill as of December 31 every year beginning with a qualitative assessment, or starting with the quantitative assessment instead. The quantitative goodwill impairment test compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows   and income approach valuation methodologies. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Determining when to test for impairment, the Group’s reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparable. The Group bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant changes in the economic characteristics of components or reorganization of an entity’s reporting structure can sometimes result in a re-assessment of the affected operating segment and its components to determine whether reporting units need to be redefined where the components are no longer economically similar.

Future changes in the judgments and estimates underlying the Group’s analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill.

The Group has disposed Yuantel on October 29, 2020. And the Group recognized goodwill of $12,208 for the acquisition of HHE as of December 31, 2021.

(n) Long-term investments

The Group’s long-term investments consist of cost method investment.

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

The Group has identified the relevant risk characteristics of its customers and the related receivables, and other receivables which include type of the products the Group provides, nature of the customers or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, reasonable and supportable   forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered.

Movement of the allowance for doubtful accounts for accounts receivable and contract assets is as follows:

	Year ended December 31,
	2020	2021
	$	$
Balance as of January 1	20,903	12,883
Provisions for doubtful accounts	1,329	169
Write offs	(8,937)	-
Changes due to foreign exchange	(412)	(3)
Balance as of December 31	12,883	13,049

Movement of the allowance for other receivables in prepaid expenses and other current assets, is as follows:

	Year ended December 31,
	2020	2021
	$	$
Balance as of January 1	12,871	13,992
Provisions for doubtful accounts	3,042	-
Reversal of provision for doubtful accounts	-	(1,926)
Write offs	(2,911)	(764)
Changes due to foreign exchange	(990)	25
Balance as of December 31	13,992	11,327

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The impairment loss of long-lived assets was nil, $703 and $nil for the years ended December 31, 2019, 2020 and 2021, respectively, based on the impairment test performed.

(q) Convertible Promissory Notes

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. The FASB reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users. For public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, the guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group has elected to adopt the amendments in these ASUs on January 1, 2021.

The Group determines the appropriate accounting treatment of its convertible notes in accordance with the terms in relation to the conversion feature, call and put options, and any other embedded features. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 “Derivatives and Hedging” and ASC 470 “Debt”. The debt discount, if any, together with the related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest maturity date. Interest expenses are recognized in the consolidated statements of operations in the period in which they are incurred.

(r) Debt Issuance Costs and Debt Discounts

The Group may record debt issuance costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash, or equity (such as warrants). These costs are amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity a proportionate share of the unamortized amounts is immediately expensed.

(s) Derivative financial instruments

The Group evaluates all of its equity-linked financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity and whether embedded derivative shall be bifurcated from the host instrument and separately accounted for as a derivative, is reassessed at the end of each reporting period. Derivative assets and liabilities are recorded at fair value at inception and re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.

(t) Fair value of financial instruments

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, accounts receivable from related parties, short-term bank and other borrowings and long-term bank borrowings. Other than the long-term bank borrowings, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amounts of long-term bank borrowings approximated their fair values since they bear interest rates which approximate market interest rates.

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

During the years ended December 31, 2020 and 2021, financial instrument such as warrants and options issued to investors and advisors were measured at fair value.

(u) Revenue recognition

The Group is mainly engaged in the business of providing 1) Android+ platform solutions and services, 2) hardware product sales, 3) MVNO services and 4) Solar. The Group adopted the new revenue recognition standards, or ASC 606, effective January 1, 2019 using the modified retrospective method for contracts which were not completed at the date of initial adoption. In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

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

4. Solar

Solar, Holu Hou Energy LLC (“HHE”) provides services under three business models, which are residential projects, commercial projects and wholesale equipment sales. For residential projects and commercial projects, HHE complete solar + battery systems to residential homeowners and commercial customers. There are several milestones in both projects. The Group recognizes the revenue at the point of time, upon the satisfaction of the performance obligation (upon all of the contract milestones complete). For wholesale equipment sale, customers either purchases equipment from HHE inventory, or purchase a large order of equipment from HHE with payment terms. Revenue is recognized upon the satisfaction of the performance obligation (upon equipment delivery).

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

Remaining performance obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisfied   at the end of the reporting period.

	2022	2023	2024
	(US$ in thousands)
Software development service	1,198	224	585
Hardware product sales	4,851	56	393

For solar energy products with the contract liability of $1,096, the Group expects to recognize as revenue in the future 12 to 24 months due to the uncertainty of the timeline of project completion.

(v) Contract assets

Contract assets represent ther right to consideration in exchange for services that the Group have transferred to the customer before payment is due.

(w) Deferred cost of revenue

The Group’s deferred cost of revenues primarily consists of (i) materials and equipment costs, (ii) compensation and related overhead expenses for personnel involved in the customization of its products, delivery, installation and maintenance (“compensation and overhead costs”), and (iii) contractor costs. The deferred cost of revenue will be charged to the cost of revenue when revenue is recognized.

(x) Contract Costs

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

(y) Contract Liabilities

Contract liabilities primarily relate to multiple element arrangements for which billing has occurred but transfer of control of all elements to the customer has either partially or not occurred at the balance sheet date. This includes cash received from customers for services or products in advance of the transfer of control. For the year ended December 31, 2021, the Group recognized revenue of $4,949 that was included in the advances from customers and deferred revenue at January 1, 2021.

(z) Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of long-lived assets, amortization of acquired intangible asset, payroll and other related costs of operations.

(aa) Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to nil, $1 and $12 for the years ended December 31, 2019, 2020 and 2021, respectively.

(bb) Research and development expenses

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

(cc) Government grants

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

(dd) Leases

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

(ee) Income taxes

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

(ff) Subscriptions receivable

As of December 31, 2020, subscriptions receivable included investment amounts in the form of (i) real property to be provided by Chongqing Youtong to the Group in exchange for shares of the Company, (ii) ownership of KADI that has been contemplated to be sold to the Group in exchange for shares of the Group, (iii) escrow shares to Samsung in the year 2019 as security for arbitration compensation, and (iv) escrow shares to American West Pacific International Investment Corp as collateral for the $1,000 loan. Since the shares in all these cases have already been issued, the amounts of the real property from Chongqing Youtong and ownership of KADI were recorded as subscriptions receivable on the equity section of the Group’s consolidated balance sheet as of December 31, 2021. As of December 31, 2021, the escrow shares to American West Pacific International Investment Corp have been released from subscriptions receivable to the counter-party.

(gg) Share-based compensation

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

(hh) Comprehensive income (loss)

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

(ii) Segment reporting

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

The continuing operations, Connected Solution remains as the single operating segment and the reportable segment. The Group acquired HHE in October 2021 and the Company has determined that the Solar is a separate reportable business segment. Thus, the Group had two operating segments, namely Connected Solution and Solar as of December 31, 2021.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(jj) Employee benefits

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

(kk) (Loss) earnings per share

(Loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Group’s Convertible Redeemable Preferred Shares (Note 24) were participating securities. As the participating securities do not share the losses of the Group, the computation of basic earnings per share using two-class method is not applicable when the Group is at a net loss position. Diluted (loss) earnings per share is calculated by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method and shares issuable upon the exercise of the Group’s warrant using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted (loss) earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ll) Recent accounting pronouncements

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

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. The FASB reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users. For public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, the guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group has elected to adopt the amendments in these ASUs on January 1, 2021, and the adoption of these amendments did not have a material impact on the consolidated financial position and results of operations.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

(a) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and accounts receivable from related parties. As of December 31, 2020 and 2021, the aggregate amount of cash and cash equivalents and restricted cash from continuing operations were $3,081 and $7,925, respectively. As of December 31, 2020 and 2021, the aggregate amount of cash and cash equivalents and restricted cash of $295 and $1,499 respectively, were held at major financial institutions located in the PRC, and $2,786 and $6,425, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

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

(i) Customer concentration risk – the Group’s main operations are dependent upon a few customers, with one particularly large customer representing 25.14% of our net revenues in the 2021 fiscal year. It is always considered at least reasonably possible that any customer can be lost in the near time. There is no guarantee that the large customer will continue to place orders with the Group or award similar volume of business to the Group. The Group’s top five customers accounted for 87.2%, 88.2% and 87.8% of our net revenues in the years ended December 31, 2019, 2020 and 2021, respectively.

The accounts receivable from the largest single customer accounted for 44% and 77% of the Group’s total accounts receivable for the years ended December 31, 2020 and 2021, respectively.

(ii) Product concentration and geography concentration risks – For the fiscal year of 2020, approximately 41.8% of the Group’s net revenue was focused on the mobile tracker device. For the fiscal year of 2021, approximately 37.6% of the Group’s net revenues was focused on the handset mobile device. There is no guarantee that this product type will continue to have demand in the fast changing telecom industry or that the Group can continue to feasibly compete as a designer and manufacturer of such products.

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

For the Group’s continuous operations, the Group’s top five suppliers accounted for 88.1% and 75.7% of our cost of goods sold in the years ended December 31, 2020 and 2021, respectively.

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

The exchange rates used to translate amounts in RMB into US$ for the purposes of preparing the consolidated financial statements are as follows:

	As of December 31,
	2020	2021
Balance sheet items, except for equity accounts	6.5249	6.3757

	Years ended December 31,
	2020	2021
Items in the statements of operations and comprehensive loss	6.8976	6.4515

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

4.	BUSINESS ACQUISITIONS AND DISPOSAL

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

4.	BUSINESS ACQUISITIONS AND DISPOSAL (CONTINUED)

Additionally, at the effective time of the Merger, the holders of Borqs International issued and outstanding warrants received replacement warrants to acquire an aggregate of 417,166 Borqs Technologies’ ordinary shares (“Replacement Warrants”), and the holders of Borqs International issued and outstanding options (Note 17) had their options assumed by Borqs Technologies to hold options to acquire Borqs Technologies’ ordinary shares upon the exercise of those options (“Assumed Options”).

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

Acquisition of HHE during fiscal 2021

On October 19, 2021, the Group signed definitive agreements to acquire 51% equity interests in Holu Hou Energy LLC (“HHE”). The total consideration for the acquisition of HHE amounted to $10.0 million in cash as capital contribution, and 14,034,930 of the Group’s ordinary shares. Of this consideration, $3.25 million cash and 3,508,733 shares were released at the closing date and the remaining $6.75 million of cash and 10,526,197 shares will be held in escrow and released as earn-out payments.

The earn-out payment is based on the performance of the acquiree to achieve certain earn-out requirements. The fair value of the earn-out payments was measured using a Monte Carlo simulation analysis. As of the acquisition date, the total contingent consideration recognized with the amount of $1,669.

HHE is an innovative solar energy and storage provider for the residential, multi-family residential and commercial building markets. With operations in California, Hawaii, Wisconsin and Shanghai, HHE engineers proprietary storage system and software and control platform solutions. The HHE team is made up of renewable energy industry veterans, engineering and deploying energy storage systems that enable greater energy independence.

After the completion of the acquisition, HHE became a subsidiary of the Group.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

4.	BUSINESS ACQUISITIONS AND DISPOSAL (CONTINUED)

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

Amount (‘000)
$
Net liabilities acquired	$(2,265)
Amortizable intangible assets
Developed Technology	4,492
Goodwill	12,208
Deferred tax liabilities	(1,143)
Noncontrolling interests	(6,513)
Total	$6,779

Total purchase price consisted of:
- cash consideration (paid in fiscal 2021)	3,250
- share-based consideration (3,508,733 of the Group’s ordinary shares)	1,860
- contingent considerations	1,669
Total	$6,779

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the economy of scale, increase in cross-selling opportunities as well as synergy resulting from the acquisition.

The amortizable intangible assets represent the developed technology acquired as of the acquisition date with the amount of $4,492, it was valued using the multi-period excess earnings approach.

The non-controlling interest with the amount of $6,513 as of the acquisition date was valued using the discounted cashflow method.

The key input and assumptions included internal rate of return of 11.2%, weighted average cost of capital of 12.0% and weighted average return of assets of 12.0%.

Transaction Expenses

Transaction costs directly related to the acquisition of $538 for the year ended December 31, 2021, recorded in share-based compensation expense for the ordinary shares issued to the financial advisors and general and administrative expenses for other related fees.

Disposal of Borqs Wireless Ltd. (“BWL”) during the year ended December 31, 2021

In July 2021, the Group entered into an agreement to sell its entire equity shares in Borqs Wireless Ltd. (“BWL”) a 100% subsidiary. Since the date of loss of control BWL was deconsolidated from the Group’s financial statements. The Group had balances due from BWL and exempted the balances before entering into the agreement.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

4.	BUSINESS ACQUISITIONS AND DISPOSAL (CONTINUED)

The loss on the disposal of BWL was calculated as the difference between:

(i)	The fair value of the consideration received
(ii)	the carrying value of net assets disposed of, as of the date of the transaction

	Amount
	$ ‘000
The fair value of the consideration received
Cash received	$-	*

Net assets of BWL derecognized on disposal	303
Loss on disposal	$303

*	According to the agreement, the cash consideration was RMB 1 Yuan.

Below are the assets and liabilities of BWL as of date of disposal:

Amount
$ ‘000
Assets
Cash	$4
Other current assets	332
Total Assets	$336

Liabilities
Other current liabilities	$(33)
Total liabilities	$(33)

5.	INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2020	2021
	$	$
Raw materials	3,719	7,714
Work in process	291	1,198
Finished goods	8	533
	4,018	9,445
Less: provision	(1,343)	(2,255)

Inventories, net	2,675	7,190

Provisions were $1,343 and $2,255 in the years ended December 31, 2020 and 2021, respectively, due to obsolescence including the inventories from previous years.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2021
	$	$
Staff advances	851	134
Prepayment for products	1,528	2,485
Advance to OEMs	16,417	16,939
Rental and other deposits	1,426	1,064
VAT recoverable	1,437	2,696
Receivable from an export/import agent	9,101	1,138
Investment of convertible bond	-	238
Cash loan	-	100
Others	397	366
	31,157	25,160
Less: provision	(13,992)	(11,327)

	17,165	13,833

Provisions were $13,992 and $11,327 as of December 31, 2020 and 2021, respectively. The Group determined the allowance based on known troubled accounts, historical experience, and other currently available evidence.

7.	RIGHT OF USE ASSETS

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through 2024. As of December 31, 2021, the Group’s operating leases had a weighted average discount rate of 11.2%. Future lease payments under operating leases as of December 31, 2021 were as follows:

As of December 31,
2021
$
2022	967
2023 and thereafter	802
Total lease payments	1,769
Less: imputed interest	204
Present value of lease liabilities	1,565

Operating lease cost for the year ended December 31, 2021 was $537, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2021 was $379. Operating lease cost for the year ended December 31, 2020 was $899, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2020 was $223. Operating lease cost for the year ended December 31, 2019 was $1,647, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2019 was $45.

Cash paid for amounts included in the measurement of operating lease liabilities was $1,528, $1,008 and$1,088 for the year ended December 31, 2019, 2020 and 2021, respectively. Non-cash transaction amount of lease liabilities arising from acquisition of right-of-use assets was nil, $797 and $1,780, for the year ended December 31, 2019, 2020 and 2021, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2020	2021
	$	$
At cost:
Computer and network equipment	1,350	1,531
Office equipment	905	1,121
Motor vehicles	186	185
Production equipment	-	312
	2,441	3,149
Less: accumulated depreciation	(2,289)	(2,416)

	152	733

Depreciation expense from continuing operations was $175, $79 and $123 for the years ended December 31, 2019, 2020 and 2021, respectively. Certain fully depreciated computer equipment and related peripherals were disposed in the year 2021.

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Cost of revenues	46	-	-
Sales and marketing expenses	1	1	-
General and administrative expenses	53	13	53
Research and development expenses	75	65	70

	175	79	123

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

9.	INTANGIBLE ASSETS, NET

The following table presents the intangible assets as of the respective balance sheet dates:

	Software	Capitalized software development costs	Developed Technology	Total
	$	$	$	$
Balance as of January 1, 2020	24	9,406	-	9,430
Additions	-	-	-	-
Amortization expense	(17)	(5,155)	-	(5,172)
Foreign currency translation difference	-	4	-	4

Accumulated impairment loss	(1)	(702)	-	(703)
Foreign currency translation difference		(21)	-	(21)

Balance as of December 31, 2020	6	3,532	-	3,538

Additions	-	-	-	-
Acquisition of a subsidiary	-	-	4,492	4,492
Disposal	-	(554)	-	(554)
Amortization expense	-	(2,017)	(93)	(2,110)
Foreign currency translation difference	(6)	17	-	11

Accumulated impairment loss	-	-	-	-
Foreign currency translation difference	-	-	-	-
	-	-	-	-
Balance as of December 31, 2021	-	978	4,399	5,377

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of 3-10 years.

There was no capitalization of intangible assets in the year ended December 31, 2021 due to the fact that the Group received no orders for new products that required R&D expenditures that should be capitalized.

The Group has acquired HHE during the year ended December 31, 2021 and record a developed technology in intangible assets.

For the year ended December 31, 2021, the Group did not recognize any impairment loss associated with its intangible assets. For the year ended December 31, 2020, the Group accrued $703 impairment losses associated with software and capitalized software development costs, due to insufficiency of   estimated future cash flows expected to be generated by these assets.

The annual estimated amortization expenses for the intangible assets for each of the next five years were as follows:

$
2022	1,427
2023	449
2024	449
2025	449
2026 and thereafter	2,603
5,377

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

11.	BANK AND OTHER BORROWINGS

Bank and other borrowings were as follows as of the respective balance sheet dates:

		As of December 31,
		2020	2021
		$	$
Short-term bank and other borrowings	(i)	2,395	1,275
Long-term bank and other borrowings, current portion	(ii)	12,975	1,250
Subtotal		15,370	2,525

Long-term bank and other borrowings, non-current portion	(ii) (iii)	1,250	661

Total borrowings		16,620	3,186

(i)	The short-term bank and other borrowings outstanding as of December 31, 2020 and 2021 bore a weighted average interest rate of 74.32% and 103.20% per annum, respectively, and were denominated in RMB, INR and US$. These borrowings were obtained from financial institutions, third-party entities and a related party (Note 19).

The outstanding balances as of December 31, 2020 and 2021 were comprised of the following loans:

a)	On November 28, 2017, the Group entered into a short-term loan agreement with HHMC Microelectronic Co., Limited (“HHMC’) for $5,000 bearing an interest rate of 0.04% per day, to fund the Company’s working capital purposes. The loan had an original term of three months. According to the agreement, the interest rate increased to 0.1% per day from February 28, 2018 prospectively when the loan became overdue. The outstanding principal balance as of December 31, 2017 was $5,000 of which $2,595 was repaid during 2018. The accrued interest of $68 as of December 31, 2017 was fully paid in 2018. The outstanding principal balance as of December 31, 2018 was $2,405. The accrued interest of $1,080 as of December 31, 2018 was fully repaid in 2018 and the remaining principal is fully repaid in June 2019. The accrued interest of US$456 as of December 31, 2019 was fully paid in 2020.

b)	On May 30, 2019, the Group entered into a banking facility agreement with HSBC for a credit facility of $5,000 with an interest rate of London Interbank Offered Rate (LIBOR) plus 1% and a maturity date of one year. $4,500 were drawn in June 2019 and $500 were drawn in July 2019 for working capital purposes. The principal of US $5,000 and accrued interest of $58 as at December 31, 2020 were paid in full in 2020.

c)	The Group entered into a $1,000 short term loan agreement with American West Pacific International Investment Corporation (“AWP”) in December 2020, to fund the Company’s working capital purposes. The loan had an original term of six months with interest of 12% per annum. And 4,000,000 restricted ordinary shares to be held in escrow at Continental Stock Transfer & Trust Company as collateral. On June 15, 2021, the Group has settled the $1,000 loan principal with 1,587,302 shares. The Group recognized loss of $619 in loss on debt settlement during fiscal year 2021. (See Note 21).

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

d)	The Group entered into several agreements with four institutions regarding financing from sale of the Group’s future receipts during fiscal year 2020. The outstanding balance as of December 31, 2020 was $1,395, represented four loans due to three institutions. Interests accrued in the year 2020 amounted to $1,039 and were paid. The payback periods for these financings range from 100 to 120 days. As of December 31, 2021, the interests accrued in the year 2021 amounted to $1,148 and the principal has been fully paid off.

e)	HHE, the newly acquired subsidiary, has entered into several short-term loans with individuals and institutions. As of December 31, 2021, the balance of these loans amounted to US $915.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

11.	BANK AND OTHER BORROWINGS (CONTINUED)

(ii)	The long-term bank borrowings as of December 31, 2019 and 2020 from Partners For Growth IV, L.P. (“PFG4”) and Partners For Growth V, L.P (“PFG5”) that are financial institutions located in the United States, bearing weighted average interest rates of 10.07% and 11.26% per annum, respectively. The loans were denominated in US$.

The outstanding loans as of December 31, 2019 and 2020 were comprised of the following loans and prior loans:

a)	On August 30, 2016, the Group entered into a long-term loan agreement with PFG4 for $6,000, bearing an interest rate of 8% per annum with maturity date on August 30, 2019. On January 20, 2017, the Group entered into a long-term loan agreement with PFG4 for $2,000, bearing an interest rate of 8% per annum with maturity date on January 20, 2020. As of October 2019, due to geographic changes in the Company’s business activities, significant amounts of accounts receivable shifted from the Company’s Hong Kong subsidiary to Indian subsidiary. This reduction of accounts receivable from our Hong Kong entity has caused a covenant breach according to the PFG loan agreements and caused the interest rate of the PFG loans to be increased to 18%. The outstanding principal balance due to PFG4 as of December 31,2020 was $100. The Group accrued PFG4 interest of $14 in the current period with $115 unpaid in 2020.

b)	On April 30, 2018, the Group entered into a long-term loan agreement with PFG5 for $3,000, bearing an interest rate of 8% per annum from May 1, 2018 to October 31, 2018 and an interest rate of 12% per annum from November 1, 2018 to April 30, 2021, which is the maturity date. The outstanding principal balance as of December 31, 2020 was $2,275.

c)	On December 17, 2018, the Group entered into a convertible term loan agreement (the “PFG note”) with PFG5, bearing an interest rate of 12% per annum. The principal of this loan is $1,000 which matures in full on December 17, 2023. The outstanding principal balance of $1,000 as of December 31, 2018 and accrued interest of $5 was fully repaid in December 2018. At any time while the PFG note was outstanding, upon notice only, PFG may elect to convert the PFG note into 208,768 ordinary shares of the Company at the conversion price of $4.79 per share. The outstanding principal balance as of December 31, 2020 was $1,000.

d)	On March 8, 2019, the Group entered into a new revolving line of credit facility (the “RLOC”) with PFG5 for $12,500. Under the agreement: (i) $9,500 may be drawn upon request at any time on or after the closing date and (ii) so long as there is no uncured default at the time of drawdown and if the Company has received at least $10,000 in cash proceeds from the sale of its equity securities to investors, then an additional $3,000 may be drawn. Any outstanding amounts under the RLOC will accrue interest at a rate of 11% per annum with a maturity date of March 8, 2021 (the “Maturity Date”). The Group shall pay interest only on principal outstanding on the RLOC until the Maturity Date, on which date the entire unpaid principal balance on the RLOC plus any and all accrued and unpaid interest shall be repaid. In March 2019, the Company drew down $9,500 from the RLOC. The outstanding principal balance as of December 31, 2020 was $9,500.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

11.	BANK AND OTHER BORROWINGS (CONTINUED)

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

(e)

The long-term bank borrowing as of December 31, 2020 was a loan from an individual shareholder, bearing interest rates of 6.00% per annum with a period of 15 months. The loans were denominated in US$ with the amount of $1,250. The Group need to repay the principal amount in its entirely to the lender, together with interests. Subsequently in February 2022, the Group entered into an amendment agreement with the individual shareholder for the loan extension. The original due date of February 27, 2022 has been extended to December 31, 2022. The balance recorded in current portion of long-term bank borrowings as of December 31, 2021.

(iii)

As of December 31, 2021, the Group’s long-term bank and other borrowings represented long term loans related to HHE, the newly acquired subsidiary. HHE has entered into several long-term loans, which included Economic Injury Disaster Loan (“EIDL”) and inventory loan.

(iv)	Warrants

In August 2016, the Group issued 2,515,123 and 1,900,800 warrants (“2016 Warrants”) to two banks in connection with a short-term loan facility of $2,000,000 and a long term loan facility of $6,000,000 respectively, for working capital purpose. The 2016 Warrants entitled the banks to subscribe for Series D convertible redeemable preferred shares at the exercise price of $0.5059. The 2016 Warrants shall lapse and expire after 5 and 7 years from their issuance dates, respectively. The 2016 Warrants were replaced by Replacement Warrants to acquire an aggregate of 417,166 the Group’s ordinary shares at the consummation date of the Merger.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2020	2021
	$	$
Payroll and welfare payable	5,306	2,853
VAT, and other taxes payable	728	492
Payables for office supply and utilities	435	226
Payables for purchase of property and equipment	52	53
Professional service fees	2,930	963
Payables for share purchase consideration	10,000	10,000
Payables for Samsung arbitration compensation	3,749	3,749
Interest and penalty payable	6,386	1,137
Advance from customers	4,828	5,084
Payables to an export/import agent	7,750	924
Payable related to a lawsuit	-	2,108
Others	298	346
	42,462	27,935

Payable related to a lawsuit represented an amount due to a third-party company. The original debtor claimed that the Group has breached the previously agreed settlement agreement, and transferred the debt to the third-party company during the year ended December 31, 2021.

13.	DEFERRED GOVERNMENT GRANTS

The government grants received are required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations over the lives of the related assets as other operating income.

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Balance at beginning of the year	1,864	-	-
Recognized as other operating income	(1,854)	-	-
Foreign currency translation difference	(10)	-	-
Balance at ending of the year	-	-	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

14.	CONVERTIBLE NOTES

Prior Private Placement Notes and Warrants

On February 25, 2021 and April 14, 2021 the Group entered into securities purchase agreements with institutional and individual investors, pursuant to which the Group sold approximately $6.67 million of notes (the “February 25 Notes”) and 11,695,906 warrants at an exercise price of $2.222 per share (the “February 25 Warrants), $1 million of notes (the “April 14 Notes”) and 2,521,008 warrants at an exercise price of $1.540 per share (the “April 14 Warrants” and, together with the February 25 Warrants, the “Prior Private Placement Warrants”) and $15.3 million of notes (the “May 5 Notes” and, together with the February 25 Notes and the April 14 Notes, the “Prior Private Placement Notes.”) The Prior Private Placement Notes have a two-year term a conversion price of $0.972 per share. The Prior Private Placement Notes have certain anti-dilution protections in the event of a lower priced issuance. Interest shall accrue on the notes at 8% annually, payable on a quarterly basis, in either cash or, in the event the registration statement registering such shares has been declared effective, ordinary shares. The Prior Private Placement Notes held by a particular holder will not be convertible to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon conversion of such note calculated in accordance with Section 13(d) of the Exchange Act. On May 5, 2021, the Company issued additional $15.3 million Prior Private Placement Notes to investors in the February and April transactions.

The Prior Private Placement Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $2.222 per ordinary share for the February 25 Warrants and $1.540 per ordinary share for the April 14 Warrants, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value. The Prior Private Placement Warrants held by a particular holder will not be exercisable to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon exercise of such warrants calculated in accordance with Section 13(d) of the Exchange Act.

As of December 31, 2021, all of the February 25 Notes, April 14 Notes (except for $1.57 million) and the Prior Private Placement Warrants have been converted or exercised.

September 2021 Private Placement Notes and Warrants

On September 14, 2021 the Group entered into securities purchase agreements with institutional and individual investors, pursuant to which the Group sold $13,575,000 of notes (the “September 2021 Notes”) and 37,396,694 Warrants (the “September 14 Warrants”). The September 2021 Notes have a two year term and are convertible into ordinary shares at the lower of (i) $0.6534 per share, (ii) 90% of the closing price of the ordinary shares on the date that the registration statement registering the underlying shares is declared effective, or (iii) in the event that the registration statement registering the underlying shares is not declared effective by the date that the shares underlying the September 2021 Notes are eligible to be sold, assigned or transferred under Rule 144, 90% of the closing price of the ordinary shares on such date. The September 2021 Notes have certain anti-dilution protections in the event of a lower priced issuance. Interest shall accrue on the notes at 8% annually, payable on a quarterly basis, in either cash or, in the event the registration statement registering the underlying shares has been declared effective, ordinary shares. The September 2021 Notes held by a particular holder will not be convertible to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon conversion of such note calculated in accordance with Section 13(d) of the Exchange Act. An additional $13,750,000 of notes with the same terms will be issued upon the satisfaction of certain conditions, including the effectiveness of the registration statement.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

14.	CONVERTIBLE NOTES (CONTINUED)

The Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $0.8682 per ordinary share, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value. The Warrants held by a particular holder will not be exercisable to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon exercise of such warrants calculated in accordance with Section 13(d) of the Exchange Act.

As of December 31, 2021, 1,411,845 warrants were exercised into 2,054,688 ordinary shares on a cashless basis.

The detachable Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15.

At the time of issuance, the Group allocated the proceeds to the Convertible Notes and the Warrants based on their relative fair values. In connection with the issuance of the Convertible Notes and the Warrants, the Group recorded debt discount of $15,097 that will be amortized over the term of the Convertible Notes.

The fair value of the Warrants was computed using the Black-Scholes option-pricing model. Variables used in the option-pricing model include the following:

	Value per share	Risk-free interest rate	Expected warrant life	Expected volatility

February 25 Warrants	1.76	0.60%	5 years	170%
April 14 Warrants	1.25	0.86%	5 years	168%
September 14 Warrants	0.72	0.78%	5 years	160%

The fair values of the convertible notes are determined by the optimized value derived from valuation of straight debt and valuation of convertible debt. The assumptions include the following:

	Coupon rate	Risk-free interest rate	Volatility	Bond yield

February 25 Notes ($6.67 million)	8%	0.13%	196%	28%
April 14 Notes ($1 million)	8%	0.16%	196%	29%
May 5 Notes ($13.33 million)	8%	0.16%	194%	28%
May 5 Notes ($2 million)	8%	0.16%	193%	28%
September 14 Notes ($13.575 million)	8%	0.21%	200%	30%

$
Principal amount	15,142
Less: unamortized discount and debt issuance costs	(5,152)
Total	9,990

	Principal	Less: unamortized discount and debt issuance costs
	$	$
US$20.0 million 8% note due 2023 ($18.4 million converted in fiscal 2021)	1,567	(463)
US$3.0 million 8% note due 2023 (fully converted in fiscal 2021)	-	-
US$13.58 million 8% note due 2023	13,575	(4,689)
Total	15,142	(5,152)

During the year ended December 31, 2021, the holders of the convertible notes have converted into total of 23,940,336 the Group’s ordinary shares. Interest expense related to the amortization of the debt discount of $9,945 recorded for the year ended December 31, 2021.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

15.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss, net of tax of nil, were as follows:

	Foreign currency translation	Total
	$	$
Balance as of January 1, 2019	(2,143)	(2,143)
Current year other comprehensive income	239	239
Balance as of December 31, 2019	(1,904)	(1,904)
Current year other comprehensive income	661	661
Balance as of December 31, 2020	(1,243)	(1,243)
Current year other comprehensive loss income (loss)	152	152
Balance as of December 31, 2021	(1,091)	(1,091)

16.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan from continuing operations were $1,600, $803 and $1,026 and from discontinued operations were $538, $172 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

17.	SHARE BASED COMPENSATION

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

17.	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes the Group’s option activities under the 2007 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		($)	(Years)	($)
Outstanding, January 1, 2016	32,037,240	0.30	4.97	308
Granted	610,000	0.56
Forfeited	(5,190,297)	0.34

Outstanding, December 31, 2016	27,456,943	0.30	5.26	308

Vested and expected to vest at December 31, 2016	27,456,943	0.30	5.26	308

Outstanding, January 1, 2017	27,456,943	0.30	5.26	308
Granted	9,085,000	0.70
Forfeited	(8,007,606)	0.04

Outstanding, August 18, 2017	28,534,337	0.48	6.99	-

Vested and expected to vest at August 18, 2017	28,534,337	0.48	6.99	-

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

17.	SHARE BASED COMPENSATION (CONTINUED)

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

(c) Options issued in 2020

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

In December 2020, the Group decided to cancel all the shares of options as of December 31, 2019 and replaced with issuing ordinary shares.

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		($)	(Years)	($)
Converted under Assumed Options:
Outstanding, August 18, 2017	2,695,194	5.08	6.99	6,561
Granted	180,000	5.30
Forfeited	(49,804)	6.58

Outstanding, December 31, 2017	2,825,390	5.38	6.43	6,860

Outstanding, January 1, 2018	2,825,390	5.38	6.43	6,860
Granted	-	-
Forfeited	(316,585)	3.09

Outstanding, December 31, 2018	2,508,805	5.29	6.01	312

Outstanding, January 1, 2019	2,508,805	5.29	6.01	312
Granted	280,000	3.65
Forfeited	(272,580)	2.26

Outstanding, December 31, 2019	2,516,225	5.29	5.52	5,653

Outstanding, January 1, 2020	2,516,225	5.29	5.52	5,653
Granted	2,350,000	1.20
Forfeited	(2,516,225)	5.12
Outstanding, December 31, 2020	2,350,000	1.20	2.39	4,828

Outstanding, January 1, 2021	2,350,000	1.20	2.39	4,828
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, December 31, 2021	2,350,000	1.20	1.22	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

17.	SHARE BASED COMPENSATION (CONTINUED)

As of December 31, 2020, the Group had options outstanding to purchase an aggregate of 2,350,000 shares with an exercise price below the fair value of the Group’s shares, resulting in an aggregate intrinsic value of $4,828. As of December 31, 2021, the Group had options outstanding to purchase an aggregate of 2,350,000 shares with an exercise price above the fair value of the Group’s shares, resulting in an aggregate intrinsic value of nil.

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

	Year 2019	Year 2020
Risk-free interest rates	1.64%-2.72%	0.56%-0.57%
Expected life (years)	10 years	3-7 years
Expected volatility	44.1%-45.0%	70.6-72.2%
Expected dividend yield	0%	0%
Exercise multiple	2.2	2.2
Post-vesting forfeit rate	12%	0%
Fair value of underlying ordinary shares	$1.80	$1.02-$1.25
Fair value of share option	$1.8-$4.19	$0.55-$1.24

Total compensation expenses relating to share options granted to employees recognized for the years ended December 31, 2020 and 2021 were as follows:

	For the years ended December 31,
	2020	2021
Sales and marketing expenses	79	-
General and administrative expenses	102	-
Research and development expenses	70	-

	251	-

(d) Ordinary shares issued in 2020

In December 2020, the Group issued 3,813,765 ordinary shares to certain employees and four non-employees. $2,231 recorded as general and administrative expenses, $87 recorded as selling and marketing expenses and $1,687 recorded as research and development expenses. The ordinary shares were fully vested as of December 31, 2020.

(e) Ordinary shares issued in 2021

During fiscal 2021, the Group issued 9,519,676 ordinary shares to certain employees and non-employees. $14,440 recorded as general and administrative expenses, nil recorded as selling and marketing expenses and $225 recorded as research and development expenses. The ordinary shares issued were fully vested as of December 31, 2021.

18.	TAXATION

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

18.	TAXATION (CONTINUED)

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

Hong Kong

Borqs HK is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2019, 2020 and 2021. No provision for Borqs HK profits tax has been made in the consolidated financial statements as the entity had losses in the years ended December 31, 2019, 2020 and 2021. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

India

Borqs India is subject to income tax rate of 25.17% for the years ended December 31, 2019, income tax rate of 25.17% for the years ended December 31, 2020 and income tax rate of 25.17% for the years ended December 31, 2021. Amounts of $173, $691 are included as income tax expense for the years ended December 31, 2019, 2020, respectively, and $445 are included as income tax benefit for the years ended December 31, 2021.

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

BORQS Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2012 and was eligible for a 15% preferential tax rate from 2012 to 2014. In July 2015, BORQS Beijing obtained a new HNTE certificate. BORQS Beijing has successfully renewed the HNTE certificate in December 2021 with effective term of three years until 2023. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2019, 2020 and 2021, BORQS Beijing enjoyed a preferential tax rate of 15%.

Yuantel Telecom was qualified for a High and New Technology Enterprises (“HNTE”) since 2011 and is eligible for a 15% preferential tax rate from 2011 to 2013. In October 2014, Yuantel Telecom obtained a new HNTE certificate, which expired in October 2017. Yuantel Telecom has successfully renewed the HNTE certificate in December 2017 with effective term of three years until 2019. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2019, and the period from January 1 through October 29, 2020, Yuantel Telecom enjoyed a preferential tax rate of 15%.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2021, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2021, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Group is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Group will continue to monitor changes in the interpretation or guidance of this law.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

18.	TAXATION (CONTINUED)

Profit (loss) from continuing operations before income taxes consisted of:

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Non-PRC	(31,895)	(29,385)	(45,942)
PRC	(637)	(6,298)	(11,105)

	(32,532)	(35,683)	(57,047)

Income tax benefit (expense) comprised of:

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Current	-	(1,410)	-
Deferred	949	1,004	445

	949	(406)	445

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2019, 2020 and 2021 applicable to the PRC operations to income tax expense was as follows:

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Loss before income taxes	(32,532)	(35,683)	(57,047)

Income tax income computed at the statutory income tax rate at 25%	7,356	4,594	15,136
Non-deductible expenses	955	380	(1,095)
Non-taxation income	753	-
Preferential rate	(286)	(820)	(935)
Current and deferred tax rate differences	(971	(291)	(709)
Foreign rate differences	137	(5)	(4,538)
Change of valuation allowance	(7,834)	(4,587)	(8,024)
Statutory income	-	-
R&D super deduction	839	323	610

Income tax (expense) benefit	949	(406)	445

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

18.	TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2020	2021
	$	$
Deferred tax assets
Inventories provision	41	28
Accrued salary and welfare payable	206	214
Tax losses	-	229
Valuation allowance	373	-
Others	470	-
Total deferred tax assets	1,090	471

Deferred tax liabilities
Intangible assets	935	1,814
Deferred cost of revenue	15	15
Others	-	325
Total deferred tax liabilities	950	2,154

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

As of December 31, 2021, the Group had net tax losses from its PRC subsidiaries, as per filed tax returns, of $,29,085 which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2021 to 2030 if not utilized. The Group has net tax losses from its HK subsidiary of $75,955, which will not expire.

Unrecognized Tax Benefits

As of December 31, 2020 and 2021, the Group recorded an unrecognized tax benefits of $2,124 and $2,174, respectively, of which, $1,074 and $1,947, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefits and its related interest are primarily related to under-reported intercompany profit. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2020 and 2021, unrecognized tax benefits of $1,050 and $227, respectively, if ultimately recognized, will impact the effective tax rate.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

18.	TAXATION (CONTINUED)

A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Balance at beginning of year	2,020	1,987	2,124
Reversal based on tax positions related to prior years	-	-	-
Additions based on tax positions related to the current year	-	-	-
Foreign currency translation difference	(33)	137	50

Balance at end of year	1,987	2,124	2,174

In the years ended December 31, 2020 and 2021, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of nil and nil in income tax expense, respectively. As of December 31, 2021, the tax years ended December 31, 2015 through 2020 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

19.	RELATED PARTY TRANSACTIONS

(a) Related parties

Names of related parties	Relationship with the Group
Bluecap	A company controlled by a key management of the Group
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Ted Peck	A non-controlling shareholder of one of the Group’s subsidiaries

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Software services provided to:
Bluecap	-	507	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Loan from:
Bluecap	3,273	2,695	1,834

Interest expense on loan from:
Bluecap	211	438	658
Ted Peck	-	-	20

All balances with related parties as of December 31, 2021 were unsecured, and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1,325 short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group (Note 19), bearing an interest rate of 8% per annum to fund the Company’s working capital. The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2021 was $1,834 which is payable on demand. The accrued interests of $228 in 2020 and $220 in 2021 were recorded in amount due to related parties.

As of December 31, 2021, HHE, the newly acquired subsidiary has accrued interests of $20 was recorded in amount due to related parties.

20.	RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. As of December 31, 2020 and 2021, the Group’s PRC subsidiaries had appropriated $2,097 and $1,901, respectively, in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2021, restricted net assets of the Company’s PRC subsidiaries were $82,072.

21.	Equity

(a)	Disposal of MVNO BU (Note 1(c))

See Note 1(c) for details for equity transactions related to disposal of Yuantel.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

21.	Equity (CONTINUED)

(b)	Investment with KADI

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

The Group has initiated arbitration proceeding in February 2022 in Hong Kong against KADI and its owners for breach of contract according to the KADI Agreement, seeking from KADI of i) a payment of $600 in cash previously paid to KADI, ii) the return of 1,043,550 ordinary shares of Borqs previously issued to the owners of KADI, and iii) payment in cash for loss of profit from KADI’s projected business in the amount of $5.3 million. As of the filing of this annual report, the arbitration is in its initial stages and there is no assurance that the outcome of the proceedings will be in favor of Borqs.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

21.	Equity (CONTINUED)

(g)	Debt Repayments with ordinary shares

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

21.	Equity (CONTINUED)

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

(4)	The Group was was default with the terms of our loans and revolving credit lines PFG which is the prime lender. The Group has entered into agreements dated December 14, 2020 with PFG and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA will purchase approximately $18 million of debt in tranches. As of February 10, 2021, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees (the “Debt”), converted into and sold all 22.73 million shares of the Group’s ordinary shares by February 10, 2021. With the Company settling another $1.27 million of Debt directly with PFG through the issuance of 1.51 million shares on February 17, 2021 which PFG has subsequently sold. As of the filing of this annual report, the Group’s defaulted Debts with PFG totaling $19.14 million have been eliminated. The Group recognized loss of $16,580 in loss on debt settlement during fiscal year 2021.

(5)

On March 03, 2020, the Group entered into an agreement with AWP. The Group has been offered a term loan of principal of $1 million for 6 months with interest at 12% per annum. On June 15, 2021, the Group has settled the $1 million loan principal with 1,587,302 shares. The Group recognized loss of $619 in loss on debt settlement during fiscal year 2021.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

21.	Equity (CONTINUED)

(h)	Management’s contribution

Due to stringent operational cash flows caused by the COVID-19 pandemic, the CFO voluntarily forfeited his salary for the year 2020 as a contribution to the Group.

(i)	Collateral of 4,000,000 restricted ordinary shares to AWP

In December 2020, the Group entered into an agreement with AWP. The Group has been offered a term loan for 6 months with interest at 12% per annum. According to the agreement, the Group issued 4,000,000 restricted ordinary shares to be held in escrow at Continental Stock Transfer & Trust Company as collateral. The Group recorded the fair value of the shares issued in an aggregate of $4,080 in additional paid-in capital, with a corresponding amount included in subscription receivable.

On June 15, 2021, the Group has released the 4,000,000 shares from escrow to AWP as full payment of the $1 million loan principal with 1,587,302 shares, and a compensation for service of a future project with 2,412,698 shares.

(j)	Warrants granted associated with convertible notes

Refer to Note 14 for the warrants granted associated with convertible notes.

At the time of issuance, the Group allocated the proceeds to the Convertible Notes and the Warrants based on their relative fair values. In connection with the issuance of the Convertible Notes and the Warrants, the Group recorded debt discount of $15,097 that will be amortized over the term of the Convertible Notes.

The fair value of the Warrants was computed using the Black-Scholes option-pricing model. Variables used in the option-pricing model include the following:

	Value per share	Risk-free interest rate	Expected warrant life	Expected volatility

February 25 Warrants	1.76	0.60%	5 years	170%
April 14 Warrants	1.25	0.86%	5 years	168%
September 14 Warrants	0.72	0.78%	5 years	160%

(k)	Shares conversion from the holders of the convertible notes

As of December 31, 2021, all of the February 25 Notes and April 14 Notes (except for $1.57 million) have been converted into the Group’s ordinary shares of 23,940,336 shares. None of the September 2021 Notes have been converted.

(l)	Warrants exercised from the holders of the convertible notes

As of December 31, 2021, all of the Prior Private Placement Warrants have been exercised by the holders into 28,333,402 of the Group’s ordinary shares. 1,411,845 warrants of the September 14 Warrants have been exercised into 2,054,688 of the Group’s ordinary shares. All of these warrants were exercised on a cashless basis.

(m)	Acquisition of HHE

Refer to Note 4 for 14,034,930 shares issued on October 20, 2021 related to the acquisition of HHE.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

21.	Equity (CONTINUED)

(n)	Capital injection from non-controlling shareholders of a subsidiary

The non-controlling shareholders of HHE have capital injection to HHE with the amount of $297 after the Group’s acquisition of HHE.

22.	FAIR VALUE MEASUREMENTS

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

The Group differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”).

The following tables present recorded amounts of major financial assets and liabilities measured at Level 3 fair value on a recurring basis as of December 31, 2021:

December 31,
2021
Contingent consideration - current	(1,392)
Contingent consideration – non-current	(389)
Total	(1,781)

The contingent consideration was recognized through the acquisition of HHE. As of the acquisition date, the fair value of the contingent consideration was $1,669 and the change in fair value from the acquisition date to December 31, 2021 was recorded as change in fair value of contingent consideration.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

23.	DEBT FORGIVENESS

During the year ended December 31, 2021, the Group entered into an account payable forgiveness agreement with a supplier in December 2021. The Group has long cooperation relationship with the supplier, and there was long-aging balance of account payable due to the supplier. The supplier agreed to waive part of the long-aging account payable balance with the amount of $2.1 million, and retained the remaining part of the balance. According to the agreement, the Group wrote off $2.1 million of liability and recorded as other income in the consolidated statement of operations.

24.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

24.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

24.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

25.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Numerator:
Net loss from continuing operations	(31,583)	(36,089)	(56,602)
Less: Net income (loss) attributable to noncontrolling interest from continuing operation	5	(1)	(737)
Net loss from continuing operations attributable to Borqs Technologies, Inc.	(31,588)	(36,088)	(55,865)
Accretion to redemption value of preferred shares for continuing operations	-	-	-

Net loss from continuing operations attributable to Borqs Technologies, Inc.’s ordinary shareholders	(31,588)	(36,088)	(55,865)

Net (loss) income from discontinued operations	(4,151)	1,302	-
Less: Net (loss) income attributable to noncontrolling interest from discontinued operation	(1,329)	716	-
Net (loss) income from discontinued operations attributable to Borqs Technologies, Inc.	(2,822)	586	-

Net loss attributable to Borqs Technologies, Inc.’s ordinary shareholders	(34,409)	(35,502)	(55,865)

Denominator:
Weighted-average number of ordinary shares—basic	35,919,014	44,515,013	117,931,503
Weighted-average number of ordinary shares—diluted	35,919,014	44,515,013	117,931,503

Weighted-average number of shares outstanding from discontinued operations—basic	35,919,014	44,515,013	117,931,503
Weighted-average number of shares outstanding from discontinued operations—diluted	35,919,014	44,515,013	117,931,503

Net earnings (loss) per share from continuing operations attributable to Borqs Technologies, Inc.
Earnings (loss) per share—Basic:	(0.88)	(0.81)	(0.47)
Earnings (loss) per share—Diluted:	(0.88)	(0.81)	(0.47)

Net (loss) earnings per share from discontinued operations attributable to Borqs Technologies, Inc.
(Loss) earnings per share—Basic:	(0.08)	0.01	-
(Loss) earnings per share—Diluted:	(0.08)	0.01	-

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic:	(0.96)	(0.80)	(0.47)
Loss per share—Diluted:	(0.96)	(0.80)	(0.47)

For the years ended December 31, 2020 and 2021, share options and Replacement Warrants to purchase ordinary shares, Unit Purchase Option, public warrants and private warrants were anti-dilutive and excluded from the calculation of diluted net loss per share.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

26.	COMMITMENTS AND CONTINGENCIES

(a) Capital commitments and contingencies

Refer to Note 21 (b) for details related to investments with KADI. As of the filing of this annual report, the Group is in negotiation with KADI for a reduced ownership of KADI or a rescission of the acquisition.

(b) Income taxes

As of December 31, 2020 and 2021, the Group recognized an accrual of $2,124 and $2,174, respectively, in unrecognized tax benefits and its interest (Note 17). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2020 and 2021, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

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

During the year ended December 31, 2021, the nominee shareholder of Big Cloud Network signed an agreement with the Group, to transfer his equity share in Big Cloud Network to one of the Group’s subsidiaries. By transferring all the shareholder’s rights and obligations under the agreement, the nominee shareholder no longer has any rights in Big Cloud Network or rights and interests in the proceeds of disposal of Yuantel. As a result, the probable loss has been reversed and the contingent liability of $3.2 million has been reversed as of December 31, 2021.

(e) Contingency in business disposal during 2021

During the year ended December 31 2021, the Group(transferor) disposed one of its subsidiaries (the target company) to a 3rd party (transferee) (Note 4). The Group is currently not a party to any claims related to the disposal of this subsidiary. However, according to the disposal agreement, after the completion of this transfer, the Group may compensate the transferee for losses suffered in the event that:

a.	the transferee is liable for the debts of the target company, or

b.	the target company goes into liquidation or bankruptcy, and the transferee is required to assume the responsibility for repayment of any debt of the target company.

Also, if losses are caused to the transferee, due to any claims and liabilities that have occurred before the completion of the transfer, The Group shall compensate the transferee for any such losses.

While management believes that such matter is currently not likely to happen, there can be no assurance that matter arising in the course of business for which the Group is or could become involved.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

27.	SEGMENT REPORTING

The Company acquired HHE, an innovative clean energy company in October 2021, has identified the innovative clean energy business and the Connected Solution business as two reportable segments as of December 31, 2021.

	Connected Solution	Solar	Total
For the year ended December 31, 2021	$	$	$
Revenues	29,561	-	29,561
Gross profit	2,606	-	2,606
Operating expenses	(29,002)	(1,118)	(30,120)
Operating loss	(26,149)	(1,118)	(27,267)
Other expenses	(29,504)	(276)	(29,780)
Loss before provision for income taxes and non-controlling interests	(55,653)	(1,394)	(57,047)
Income tax benefit	445	-	445
Net loss	(55,208)	(1,394)	(56,602)

As of December 31, 2021
Total assets	32,931	20,321	53,252

The table below provides a summary of the Group’s geographic information of revenues based on the customers’ headquarters for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	$	$	$
PRC	1,701	428	6,446
Outside PRC:
United States	21,746	13,495	9,138
India	69,646	5,437	6,500
Rest of the world	5,865	7,391	7,477
Total net revenue	98,958	26,751	29,561

As the Group’s long-lived assets are substantially all located in the PRC, no geographical segments for long-lived assets are presented.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

28.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Note	2020	2021
		$	$
ASSETS
Current assets
Prepaid expenses and other current assets		108	-
Amount due from related parties		3,435	41,646

Total current assets		3,543	41,646

Non-current assets
Investments in subsidiaries and Consolidated VIEs		(33,684)	(33,781)

Total non-current assets		(33,684)	(33,781)

Total assets		(30,141)	7,865

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables		11,377	14,733

Total current liabilities		11,377	14,733

Total liabilities		11,377	14,733

Shareholders’ equity (deficit)
Additional paid-in capital		171,560	262,271
Accumulated deficit		(215,175)	(271,040)
Statutory reserve		2,097	1,901

Total shareholders’ equity (deficit)		(41,518)	(6,868)

Total liabilities and shareholders’ equity (deficit)		(30,141)	7,865

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

28.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Operating Expenses
General and administrative expenses	(1,949)	(2,125)	(2,450)

Operating loss	(1,949)	(2,125)	(2,450)

Share of losses of subsidiaries and Consolidated VIEs	(24,010)	(33,965)	(54,152)

Loss before income taxes	(25,959)	(36,090)	(56,602)
Income tax expense	-	-	-

Net loss	(25,959)	(36,090)	(56,602)

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2019	2020	2021
	$	$	$
Net loss	(25,959)	(36,090)	(56,602)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(121)	1,498	507
Other comprehensive income (loss), net of tax of nil:
Comprehensive loss	(26,080)	(34,592)	(56,095)
Comprehensive loss attributable to the Company’s ordinary shareholders	(26,584)	(34,633)	(56,085)

Condensed statements of cash flows

For the years ended December 31,
	2019	2020	2021
	$	$	$
Net cash generated from operating activities	-	-	-
Net cash used in investing activities	-	-	-
Net cash generated from (used in) financing activities	-	-	-

Net increase (decrease) in cash and cash equivalent and restricted cash	-	-	-
Cash and cash equivalent and restricted cash at beginning of the year	-	-	-

Cash and cash equivalent and restricted cash at end of the year	-	-	-

Reconciliation of cash and cash equivalents and restricted cash

Cash and cash equivalents at end of the year	-	-	-
Restricted cash at the end of the year	-	-	-
Total cash and cash equivalents and restricted cash at the end of year	-	-	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

28.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

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

(b) Intercompany transactions

The Company had the following related party balances as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	$	$
Amount due from (to) related parties
- Borqs HK	(3,260)	17,472
- Borqs Beijing	6,829	(83)
- Borqs USA	(134)	808
- Borqs International	-	23,449

29.	SUBSEQUENT EVENTS

(a)	COVID-19 Pandemic

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

Although the Group’s revenues in 2021 improved to $29.6 million as compared to $26.8 million in 2020, the impact of the continuing COVID-19 pandemic on the year 2022 and beyond is still unknown as of the filing of this annual report and may cause our revenue in future periods to decline.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

29.	SUBSEQUENT EVENTS (CONTINUED)

The extent to which COVID-19 impacts the business and financial results of the Group in the longer term will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The Group will continue to evaluate the impact on the results of operation, financial position and cash flows of the Group and react actively as the situation evolves.   The COVID-19 pandemic also presented and may continue to present challenges to the Group’s business operations as well as the business operations of the Group’s customers, business partners and other participants in the Group’s ecosystem, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. Moreover, due to the quick spread of Omicron new variant across mainland China and Hong Kong, many cities in China had experienced lockdown or partial lockdown from time to time since the beginning of 2022. Although the Group’s businesses have recovered or are starting to recover, it is not possible to determine the ultimate impact of the COVID-19 pandemic on the Group’s business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of the COVID-19 pandemic in China or elsewhere, actions taken by governments, domestically and in international relations, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, the Group’s ability and the ability of customers, logistics service providers and other participants in the Group’s ecosystem to continue operations in areas affected by the pandemic and the Group’s efforts and expenditures to support customers and partners and ensure the safety of the Group’s employees. The COVID-19 pandemic may continue to adversely affect the Group’s business and results of operations.

(b)	Other Subsequent Events

On February 15, 2022, Nasdaq Listing Qualifications has provided written notice, that the Group is eligible for another 180 calendar day period, or until August 15, 2022, to regain compliance with Nasdaq’s minimum $1 bid price requirement. The Company has provided written notice, as required by Nasdaq, of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. Compliance can be attained during this additional time period if the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days.

On February 27, 2022, the Group entered into an amendment agreement with an individual shareholder for the loan extension. The loans were denominated in US$ with the amount of $1,250, and the original due date of February 27, 2022 has been extended to December 31, 2022.

In February 2022, the Group has initiated arbitration proceeding in Hong Kong against KADI and its owners for breach of contract according to the KADI Agreement, seeking from KADI of i) a payment of $600 in cash previously paid to KADI, ii) the return of 1,043,550 ordinary shares of Borqs previously issued to the owners of KADI, and iii) payment in cash for loss of profit from KADI’s projected business in the amount of $5.3 million. As of the filing of this annual report, the arbitration is in its initial stages and there is no assurance that the outcome of the proceedings will be in favor of Borqs (Note 21(b)).

Subsequently in March, 2022, the holders of the convertible notes have converted into total of 40,536,471 the Group’s ordinary shares. And 12,430,071 warrants were exercised into 31,779,686 ordinary shares on a cashless basis by the holders. Total of 72,316,157 shares have been issued related to the convertible notes in March 2022.