Form 20-F
period 2022-12-31
Borqs Technologies, Inc.
filed 2023-05-15
CIK 1650575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2022, there were 57,182,633 shares of the registrant’s ordinary shares, no par value, issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over and are described more fully in the sections discussing “Risk Factors”. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	Market acceptance of our products and services;

●	Competition from existing products or new products that may emerge;

●	The implementation of our business model and strategic plans for our business and our products;

●	Estimates of our future revenue, expenses, capital requirements and our need for financing;

●	The timing of recognition of revenues under US GAAP;

●	Our financial performance;

●	Current and future government regulations;

●	Developments relating to our competitors;

●	The impact of the Holu Hou Energy divestiture on our business and operations;

●	The impact of COVID-19 on our business and operations; and

●	Other risks and uncertainties, including those listed under the section titled “Risk Factors.”

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

ii

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company”, “Borqs”, “we”, “us”, and “our” refer to Borqs Technologies, Inc. and any or all of its subsidiaries. Unless otherwise noted, all industry and market data in this annual report is presented in U.S. dollars. Unless otherwise noted, all financial and other data related to the Company in this annual report is presented in U.S. dollars. All references to “$” or “US” in this annual report refer to U.S. dollars. All references to “RMB” in this annual report refer to Chinese Renminbi Yuan.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Annual Report. The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2022, and the consolidated balance sheet data as of December 31, 2021 and 2022, are derived from our audited consolidated financial statements and notes which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

The Company completed its sale of the Mobile Virtual Network Operator Business Unit (“MVNO BU”) as of October 29, 2020. Due to this transaction, the Company’s financial statements for the year ended December 31, 2020 for comparison purposes, are presented with the MVNO BU as discontinued operations. The Company opted for the rule that only three years of operating results are required to be presented in accordance with the applicable regulations of the British Virgin Islands.

Holu Hou Energy LLC (“HHE”), which identified the innovative clean energy business, a separate segment was reclassified as held for sale as of December 31, 2021 and 2022, for the carrying amounts will be recovered principally through a sale, and revenues and expenses related to HHE have been reclassified as discontinued operations from October 19, 2021 to December 31, 2021, and for the year ended December 31, 2022 until it has been deconsolidated.

	Fiscal Years Ended December 31,
Consolidated Statements of Income and Comprehensive Income Data:	2020	2021	2022
	($’000)
Net revenues	26,751	29,561	52,537
Gross profit	1,596	2,606	11,116
Operating expenses*	(42,216)	(29,003)	(12,051)
Other operating income	-	247	148
Operating loss	(40,620)	(26,150)	(787)
Loss from continuing operations, before income taxes	(35,683)	(55,655)	(28,886)
Income tax (expense) benefit	(406)	445	(59)
Net loss from continuing operations	(36,089)	(55,210)	(28,945)

Discontinued operations
Income (loss) from discontinued operations, before income taxes	1,302	(1,392)	(9,916)
Income tax benefit (expense)	-	-	-
(Loss) income from operations of discontinued entities	1,302	(1,392)	(9,916)
		-	-
Net loss	(34,787)	(56,602)	(38,861)

*	(Operating expenses for 2020 included stock-based compensation of $20.0 million and non-recurring penalties of $1.1 million)
*	(Operating expenses for 2021 included stock-based compensation of $17.5 million and inventory impairment loss of $1.3 million)
*	(Operating expenses for 2022 included stock-based compensation of $3.4 million and reversal of allowance for doubtful accounts of $0.02 million)

	Fiscal Years Ended December 31,
Consolidated Balance Sheets Data:	2021	2022
	($’000)
Cash and cash equivalents	6,117	11,305
Restricted cash	211	32
Accounts receivable, net	2,262	3,482
Inventories	6,760	4,235
Property, plant and equipment, net	724	1,024
Assets held for sale	20,321	-
Total assets	53,252	30,143
Total liabilities	70,538	41,295
Total shareholders’ deficit	(17,286)	(11,152)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to the COVID-19 pandemic

●	We have experienced and expect to continue to experience unpredictable reductions in demand for certain of our products and services, and adverse effects on our operations, supply chains and financing possibilities

Risks Related to our Business and Industry

●	We incurred losses and total cash outflows from operations, and we had a deteriorated net current assets position. There is substantial doubt about our ability to continue as a going concern.

●	Although our previously defaulted loans were completely paid off as of February 17, 2021, we may become in default with loans in the future and the following risks will reappear.

●	We have more current liabilities than current assets as of December 31, 2022.

●	If alternative mobile operating system platforms become more widely used or accepted, or mobile chipset manufacturers, mobile device Original Equipment Manufacturers (“OEMs” and each an “OEM”) and mobile operators do not continue to make product and service offerings compatible with the Android platform, our business could be materially harmed.

●	We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

●	We have limited experience with our current product offerings, which makes it difficult to predict our future operating results.

●	We operate in multiple rapidly evolving industries. If we fail to keep up with technological developments and changing requirements of our customers, business, financial condition and results of operations may be materially and adversely affected.

●	We face intense competition from onshore and offshore third party software providers in the Android platform and software market, and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

●	We may undertake acquisitions, investments, joint ventures or other alliances in the future, which could expose us to new operational, regulatory and market risks. Such future and past undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

●	We are dependent upon the Android platform and, if Google determines to no longer develop the Android platform and our further development is not taken up by reliable alternative sources, our business could be materially harmed.

●	If our customers move more research and development work in-house, lower demand for our solutions could reduce our net revenues and harm our business.

●	Our yearly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

●	If we fail to effectively manage our technical operations infrastructure, our customers may experience service outages and delays in the further deployment of our services, which may adversely affect our business.

●	Most of our engagements with customers are for a specific project only and do not provide for subsequent engagements. If we are unable to generate a substantial number of new engagements for projects on a continuing basis, our business and results of operations will be adversely affected

●	Because of the characteristics of open source software, there may be fewer technology barriers to entry in the Android platform and software market in which we compete, and it may be relatively easy for competitors, some of which may have greater resources than we have, to enter our markets and compete with us.

●	Security and privacy breaches may expose us to liability and harm our reputation and business.

●	We are vulnerable to technology infrastructure failures, which could harm our reputation and business.

●	We may not be able to continue to use or adequately protect our intellectual property rights, which could harm our business reputation and competitive position.

●	The international nature of our business exposes it to risks that could adversely affect our financial condition and results of operations.

●	We may not be able to manage our anticipated growth and our current and planned resources may not be adequate to support our expanding operations; consequently, our business, results of operations and prospects may be materially and adversely affected.

●	Due to intense competition for highly skilled personnel, we may fail to attract and retain qualified personnel to support our research and development operations; as a result, our ability to bid for and obtain new projects may be adversely affected and our net revenues could decline.

●	As mandated by the Committee on Foreign Investment in the United States (“CFIUS”), we must terminate our ownership in Holu Hou Energy LLC.

●	Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

●	We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and PRC and Indian anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

●	There can be no assurance that our securities, including our ordinary shares, will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

●	Global economic and political conditions may adversely impact our business, operating results and financial condition.

●	We may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

●	We are in arbitration with Shanghai Kadi Technologies Limited (“KADI”) and its owners due to KADI’s breach of contract according to the Share Purchase Agreement dated December 15, 2018 (the “KADI Agreement”) signed between Borqs and KADI.

●	If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely impacted.

Risks Related to Our Business Operations and Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected.

●	The recent PRC government intervention into business activities by U.S.-listed Chinese companies may indicate an expansion of the PRC’s authority that could negatively impact our existing and future operations in Hong Kong and China.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

●	Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how it may impact the viability of our current corporate structure, corporate governance and our business operations.

●	If the Chinese government were to impose new requirements for permission or approval from the PRC Authorities including China Securities Regulatory Commission (“CSRC”) or CAC, or any other entity that is required to approve the listing of our shares on Nasdaq, to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

●	China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

●	Uncertainties with respect to the PRC legal system could harm us.

●	Recent trade policy initiatives announced by the United States administration against the PRC may adversely affect our business.

●	Our subsidiaries in China are subject to restrictions on making dividends and other payments to it or any other affiliated company.

●	The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries could materially increase our tax liabilities.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong Subsidiary.

●	Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.

●	Fluctuations in the value of the RMB may have a material adverse effect on your investment.

●	PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	The enforcement of the labor laws and other labor-related regulations in the PRC may adversely affect our results of operations.

●	Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

●	If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals, fail to fulfill their responsibilities or misappropriate or misuse those assets, our business and operations could be materially and adversely affected.

Risks Related to Our Securities

●	If equity research analysts publish unfavorable commentary or downgrade our ordinary shares, the price and trading volume of our ordinary shares could decline.

●	Future equity issuances could result in dilution, which could cause our ordinary shares price to decline.

●	Future sales of our ordinary shares by existing shareholders may cause our ordinary shares price to decline.

●	Global economic uncertainty and financial market volatility caused by political instability, changes in international trade relationships and conflicts, such as the conflict between Russia and Ukraine, could make it more difficult for us to access financing and could adversely affect our business and operations.

●	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. holders of our ordinary shares.

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

Since February 2020, we have experienced reductions and cancellations of orders due to effects of the COVID-19 pandemic on the demand from certain of our customers. COVID-19 has had an adverse effect on our business, financial condition and results of operations. Our revenue for the year 2020 was negatively impacted by the pandemic by as much as a reduction of 73.0% as compared to 2019; and our ability to obtain debt financing or raise equity-based capital may not be adequate for the Company’s current operations. As the assessable risks due to COVID-19 change in India and China, our operations can be affected, including due to the restrictions from accessing office facilities and limitations on domestic travels which can hamper our ability to efficiently manage the manufacturing of products since our contracted factories are located over various cities in China.

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

Even though the COVID-19 pandemic has since abated, the extent to which COVID-19 may continue to negatively impact our business is highly uncertain and cannot be accurately predicted. Although our revenues in 2022 improved to $52.5 million as compared to $26.8 million in 2020 and $29.6 million in 2021, the impact of the COVID-19 or any other possible pandemic in the future may cause our revenues in future periods to decline.

Risks Related to our Business and Industry

Summary of Risks Associated with Our Business Due to Changing PRC Rules and Regulations

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our ordinary share and warrants, including risks and uncertainties, among others, the following:

●	The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and warrants and limit the legal protections available to us. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Any change of regulations and rules by Chinese government may intervene or influence our operations at any time and any additional control over offerings conducted overseas and/or foreign investment in China- based issuers could result in a material change in our operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Our ordinary shares may be delisted or prohibited from being traded under the Holding Foreign Companies Accountable Act (“HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) were unable to fully inspect our auditor. The delisting or the cessation of trading of our ordinary shares, or the threat of them being delisted or prohibited from being traded on a national securities exchange or in the over-the-counter market, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections of our auditor, it would deprive our investors of the benefits of such inspections. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Yu Certified Public Accountant PC, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCA Act. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	The Hong Kong legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Since 2020 and continuing into 2023, the Chinese government has been implementing increasingly stringent rules and regulations on its domestic business activities, particularly for companies whose shares are listed on U.S. exchanges. Such policy changes have caused profound impact on the value of the affected companies’ equities and resulted in significant drop in market valuation for their shareholders. The recent regulatory changes in China have focused on the following industries:

1) Cryptocurrency mining and coin offerings

2) Social media and cyber security

3) Online gaming

4) Ride-hailing

5) Extra-curriculum education and tutoring

6) Variable interest entity structures

The Company does not participate in any of the above six categories, and particularly our division that operated a MVNO business under a variable interest entity structure in China was sold as of October 29, 2020. Also, as indicated in this 2022 Annual Report filed on Form 20-F, our revenues recognized from activities in China represent 30.1%, 21.8% and 1.6% of our total net revenues for the years 2022, 2021 and 2020, respectively. However, as the rules and regulations in China continue to evolve, the Company may become affected in future periods causing the public market valuation of our shares to decline.

●	We are incorporated under the laws of the British Virgin Islands. Our principal executive offices are located in Hong Kong. We are a global leader in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are also a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications We are not a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in Cybersecurity Review Measures (Revised Draft for Public Comments) published by Cyberspace Administration of China or the CAC on July 10, 2021. The subsidiary Beijing Big Cloud Century Technology Ltd (“BC-Tech”) used to operate a mobile virtual network operator (“MVNO”) business in China with a VIE structure. The VIE entity was a holding company known as Beijing Big Cloud Network Technology Co. Ltd (“BC-NW”) which owned the operating company known as Yuantel (Beijing) Telecommunications Technology Co., Ltd (“Yuantel”). Yuantel was sold as of October 29, 2020. BC-NW was re-organized with the VIE structure dismantled and became directly owned by BC-Tech, and therefore BC-NW remains on the Company’s organization chart. Therefore, we are not covered by the permission and requirements from the China Securities Regulatory Commission (“CSRC”), CAC or any other entity that is required to approve of the VIE’s operations, and we have received all requisite permissions to operate our business in China and no permission has been denied.

●	We do not believe we are required to obtain any permission from any PRC governmental authorities to offer securities to foreign investors. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC and other PRC governmental authorities required for overseas listings, on the U.S. exchanges or on a foreign exchange other than the U.S., including the listing of our shares on Nasdaq. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing on Nasdaq from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If we inadvertently conclude that the approvals of the CSRC, or any other regulatory authority are not required for our listing on Nasdaq, or applicable laws, regulations, or interpretations change and we are required to obtain approvals in the future, obtaining such approvals could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including the ordinary shares, to significantly decline or be worthless. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. In addition, these regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from any overseas securities offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any of our securities offerings before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. See “Risk Factors –Risks Related to Our Business Operations and Doing Business in China”.

We incurred losses and total cash outflows from operations, and we had a deteriorated net current assets position. There is substantial doubt about our ability to continue as a going concern.

As of December 31, 2022, we had cash and cash equivalents of approximately $11.3 million and generated a net loss from continuing operations of approximately $29.0 million and cash inflows of approximately $3.4 million for the year then ended. We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

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

We have more current liabilities than current assets as of December 31, 2022.

On our balance sheet as of December 31, 2022, there were current assets of $28.0 million and current liabilities of $37.9 million. Although profit margin improvements coupled with better financing facilities in future periods may reverse this situation, there is no assurance of how long this situation may remain or if we can ever achieve healthier liquidity ratios. If this situation persists for too long, it will hamper the Company’s ability to operate effectively and will likely create pressure on the market price of our ordinary shares.

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

We have derived and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top five customers accounted for 88.2%, 87.8% and 86.4% of our net revenues in 2020, 2021 and 2022, respectively.

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

From our inception in 2007 through 2014, we focused primarily on providing our Android+ software platform solutions to mobile chipset manufacturers, mobile device OEMs and mobile operators as well as complete product solutions of mobile connected devices for enterprise and consumer applications. In 2014, after acquiring Yuantel, we entered into the MVNO business. However, the success of these businesses depends on many factors, including timely and successful research and development, pricing, market and consumer acceptance of such new products and the product offerings of our competitors. If new product offerings are not successful, our revenue growth will suffer and our results of operations may be harmed. In November 2018, our board of directors approved the sale of the MVNO business unit, and we entered into agreements with buyers in February 2019 to sell all of the Consolidated VIEs that hold the MVNO operation. Due to an investigation into several individuals employed by the MVNO business unit as described in “Item 4. Information on the Company” below, only partial sales proceeds were received in 2019. The Company executed a new agreement with the buyers of the MVNO business unit as of September 1, 2020 and the balance of the sales proceeds was received by October 29, 2020 and the sale was deemed completed on the same date.

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

Our customers generally retain us on a project-by-project basis in connection with specific projects rather than on a recurring basis under long-term contracts. Historically, a significant portion of our net revenues has been comprised of software fees, relating to one-time research and engineering work performed for customers. For 2020, 2021 and 2022, our net revenues from software fees were $10.6 million, $10.7 million and $13.1 million, respectively, representing 39.5%, 36.3% and 24.9% of total net revenues, respectively. Although a significant amount of our net revenues are generated from repeat business, which we define as revenues from a customer who also contributed to our revenues during the prior fiscal year, our engagements with our customers are typically for individual projects that are often on a non-exclusive, project-by-project basis. In addition, a majority of our customer contracts from which we generate product fees can be terminated by customers with or without cause. There are many factors outside of our control that might lead customers to terminate a contract or project with us, including, among others:

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

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the British Virgin Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, India and Brazil, with branch offices in Japan and South Korea. In addition, one of our growth strategies is to further expand our business in Europe and into the United States. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

●	significant currency fluctuations between the Renminbi and the U.S. dollar and other currencies in which we transact business;

●	difficulty in identifying appropriate mobile chipset manufacturers, mobile device OEMs, mobile operators and/or joint venture partners, and establishing and maintaining good relationships with them;

●	legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

●	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

●	adverse effect of inflation and increase in labor costs;

●	current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

●	general global economic downturn;

●	for 2022, our revenues were 19.8% concentrated with one customer in United States, and the financial status of this customer together with the state of the U.S. economy can greatly affect our business;

●	unexpected changes in political environment and regulatory requirements; and

●	terrorist attacks and other acts of violence or war.

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

As mandated by the Committee on Foreign Investment in the United States (“CFIUS”), we must terminate our ownership in Holu Hou Energy LLC.

On December 13, 2022, Borqs Technologies received a letter from the Department of the Treasury on behalf of the Committee on Foreign Investment in the United States (CFIUS) stating that the Company is required to fully divest its ownership interests and rights in HHE due to HHE’s solar energy storage system and EnergyShare technology for Multi-Dwelling Residential Units being deemed a potential national security risk.

On December 31, 2022, the Company resolved that in order to comply fully with the requirements of the CFIUS Letter which involve multiple steps that the Company must adhere to, including: (i) Entering into a National Security Agreement with various departments of the US government with a plan that is effective, monitorable and verifiable to divest Borqs’ investment interests and rights in HHE; (ii) Selection of a trustee and entering into a Divestment Trust Agreement, and assigning the Company’s interest in HHE to the trustee; and, (iii) Selection of a nationally recognized investment bank as the exclusive agent for the divestment of HHE. Besides, the Group also resolved that as of December 31, 2022, terminate its control of HHE by (i) removal of all of the Group’s representatives from HHE’s Board of Directors, (ii) relinquishment of Class A Membership Unit voting rights, and (iii) reduction of the Group’s ownership of HHE from 51% down to 49% by assigning 2% of the ownership back to HHE. By taking above actions, the Company no longer has a controlling interest in HHE and result in deconsolidation of HHE as of December 31, 2022.

On March 16, 2023, the Company and HHE entered into a National Security Agreement (“NSA”) with the Department of Defense and Department of Treasury. The NSA provides that the divestment shall occur within six months unless extended by the U.S. Government. The NSA also contains standstill provisions which provide that the Company shall not acquire any additional ownership interest in HHE, merge with or into HHE, effect any changes to the rights held by the Company, except as necessary to effect its obligations under the NSA, or acquire or take possession of any assets of HHE. Further, upon the completion of the Divestment, the Company shall terminate or irrevocably waive any information, consent, board appointment, board observer, or other governance rights held by the Company, except for any and all rights that are determined by the U.S. Government to be necessary to effect the provisions of the NSA. The NSA outlines the steps to be taken with respect to the Divestment: engaging a nationally recognized investment bank with experience in administering competitive sales and auction processes; assigning and hiring of security and monitoring personnel to directly communicate with the U.S. Government; removing all of Borqs’ administrative and technical influence over HHE; and creating a plan to divest all of Borqs’ investment interests and rights in HHE. Pursuant to the requirement of the NSA, Borqs has assigned its interests in HHE into a Divestment Trust according to a Divestment Trust Agreement (“DTA”) dated March 20, 2023 entered into between Borqs, HHE and a trustee.

In May 2023, the Company engaged Cantor Fitzgerald & Co. (“Cantor Fitzgerald”) as its exclusive financial advisor with respect to the divestment of the Company’s ownership in HHE. In the event that a transaction is not consummated within the timeframe mandated by CFIUS, the Company’s ownership in HHE will continue to remain in the trust.

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

To continue listing our ordinary shares on Nasdaq, we are required to demonstrate compliance with Nasdaq’s continued listing requirements, particularly the requirement to maintain a minimum $1.00 bid price per share. On August 18, 2021, we received a letter from the Nasdaq Listing Qualifications Staff (“Nasdaq”) notifying us that we were not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days from July 7, 2021 to August 17, 2021, we did not meet the minimum bid price requirement. The letter did not impact our listing on the Nasdaq Capital Market and, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided 180 calendar days, or until February 14, 2022, to regain compliance with Nasdaq Listing Rule 5550(a)(2). On February 15, 2022, we received a letter from the Staff informing us that we are eligible for another 180-day period, or until August 15, 2022 to regain compliance with the minimum $1 bid price requirement. We provided written notice, as required by Nasdaq, of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. Compliance can be attained during this additional time period if the closing bid price of our ordinary shares is at least $1 per share for a minimum of 10 consecutive business days. If during the compliance period the ordinary shares have a closing bid price of $0.10 or less for 10 consecutive trading days, Nasdaq’s Listing Qualifications Department shall issue a Staff Delisting Determination. On June 27, 2022, the Company completed a reverse stock split of the Company’s common shares at the ratio of one-for-sixteen to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

On October 28, 2022, the Company received written notification from the Nasdaq Stock Market LLC, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq and that the Company’s listed securities did not maintain a minimum market value of listed securities of $35 million (“MVLS”) for a period of 30 consecutive business days and that the Company did not meet the MVLS requirement set forth in Nasdaq Listing Rule 5550(b)(2) for continued listing on the Nasdaq. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from September 16, 2022 to October 27, 2022, the Company no longer meets the minimum bid price requirement. To regain compliance under Nasdaq Listing Rule 5550(a)(2), the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. In the event the Company does not regain compliance by April 26, 2023, the Company may be eligible for additional time to regain compliance with the minimum bid price requirement and MLVS requirement or may face delisting. If during any compliance period the ordinary shares have a closing bid price of $0.10 or less for 10 consecutive trading days, Nasdaq’s Listing Qualifications Department shall issue a Staff Delisting Determination regarding the minimum bid price requirement.

To regain compliance under Nasdaq Listing Rule 5550(b)(2), the Company’s MVLS had to close at $35 million or more for a minimum of 10 consecutive trading days for Nasdaq to provide the Company a written confirmation of compliance and deem the matter closed. The Company had until April 26, 2023 to regain compliance with the MLVS requirement. On March 14, 2023, the Company received written notification from Nasdaq notifying the Company that Nasdaq had determined that for the 10 consecutive trading days, from February 28 through March 13, 2023, the Company’s MVLS had been $35 million or greater. Accordingly, the Company has regained compliance with the Rule.

On May 3, 2023, the Company received written notification from the Listing Qualifications Staff of Nasdaq indicating that the Company has not regained compliance with the minimum bid price of $1 required for continued listing on The Nasdaq Capital Market. The Company has engaged the firm of Donohoe Advisory Associates LLC to request a hearing which will stay the suspension or delisting action pending the hearing and the expiration of any extension period granted by the Panel following the hearing. Consequently, the Company’s ordinary shares are expected to remain listed on The Nasdaq Capital Market at least until the Panel renders a decision following the hearing. There can be no assurance that the Panel will determine to continue the Company’s listing on The Nasdaq Capital Market or that the Company will timely evidence compliance with the terms of any extension that may be granted by the Panel following the hearing.

Our business operations are not affected by the receipt of these notices. We intend to monitor the closing bid price of our ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, financing and issuing additional ordinary shares, to regain compliance with the minimum bid price and maintain compliance with the minimum market value requirement under the Nasdaq Listing Rules.

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

After arbitration hearings held in May 2018, on November 27, 2018, the International Chamber of Commerce notified the Company of its decision and issuance of an arbitration award (the “Award”), which the Company received on November 29, 2018. Pursuant to the Award, the Company was obligated to pay Samsung an aggregate of $2,546,401 plus an interest of 9% per annum starting May 16, 2018 until full payment is paid. Samsung was also awarded its attorney’s fees and expenses in the aggregate amount of approximately $1.73 million. The Company has reached an agreement with Samsung for settling the payments due to Samsung by making 24 monthly payments beginning in April 2019. The Company has pledged $5 million worth of ordinary shares in escrow as security for the payments and in the event that the Company is in default of the scheduled payments, Samsung has the right to seize the escrow shares. If we fail to make timely payments to Samsung, we may be subject to additional potential litigation damages resulting in a material adverse impact to the Company. Due to cash flow constraints resulting from the COVID-19 pandemic, we have not made payments to Samsung in the years 2020 and 2021. Beginning in June 2022, the Company has been making monthly payments to Samsung with the anticipation that all of the Award including accrued interests will be completely paid off by December 2023.

We are in arbitration with Shanghai Kadi Technologies Limited (“KADI”) and its owners due to KADI’s breach of contract according to the Share Purchase Agreement dated December 15, 2018 (the “KADI Agreement”) signed between Borqs and KADI.

We have initiated arbitration proceeding in February 2022 in Hong Kong against KADI and its owners for breach of contract according to the KADI Agreement, seeking from KADI of i) a payment of $600,000 in cash previously paid to KADI, ii) the return of 1,043,550 ordinary shares of Borqs previously issued to the owners of KADI, and iii) payment in cash for loss of profit from KADI’s projected business in the amount of $5.3 million. As of the filing of this annual report, the arbitration is still on-going and there is no assurance that the outcome of the proceedings will be in favor of Borqs.

If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are required to evaluate the effectiveness of disclosure controls and procedures and internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis; and a “significant deficiency” is less severe than a material weakness in that it is unlikely to have a material impact on financial statements but is important enough to merit attention by those responsible for oversight of the company’s financial reporting. Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2022. In the years ended December 31, 2022 and 2021, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Moreover, our internal control over financial reporting may not prevent or detect all errors and -fraud. A control system, no matter how well it is designed and operated cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

We believe that the Company’s financial reporting persons possess significant US GAAP experience to be a valuable resource for us with respect to financial reporting work. We believe we have adequate personnel with knowledge and experience with US GAAP for the preparation of our annual report for the year 2022. Since December 2018, our Chairperson of the Audit Committee has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations. The Chairperson of the Audit Committee has been a member of the Washington State Board of Accountancy since the year 1989. However, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the market price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

As such, our business operations and the industries we operate in may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that we are not able to substantially comply with any existing or newly adopted laws and regulations, our business operations may be materially adversely affected and the value of our ordinary shares may significantly decrease.

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

If the Chinese government were to impose new requirements for permission or approval from the PRC Authorities including China Securities Regulatory Commission (“CSRC”) or CAC, or any other entity that is required to approve the listing of our shares on Nasdaq, to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Further, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. If, (i) we inadvertently conclude that such approvals or permissions are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such approvals and permissions in the future, and we are unable to obtain such approvals and permissions, Borqs will not be able to perform R&D and manufacturing in China, our revenues will be adversely affected and we will have to expand our R&D activities in India and relocate our manufacturing activities outside China to India or other Asian countries. Also, if applicable laws, regulations, or interpretations change, and we are required to obtain permission or approval from the PRC authority for the offering and listing of our Ordinary Shares in the U.S. in the future, and if any of such permission or approval were not received maintained, or subsequently rescinded, it may significantly limit or completely hinder our ability to list our shares or cause the value of our Ordinary Shares to significantly decline or become worthless.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which has since been signed into law, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

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

The audit report included in our Form 20-F for the years ended December 31, 2020, 2021 and 2022, were issued by Yu Certified Public Accountant P.C. (“Yu CPA”), an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor.

However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

In the year ended December 31, 2020, we derived about 20.3% of our revenues from customers located in India. In recent years, skirmishes occurred over the Sino-Indian border and the relationship between the two countries has been in distress. Although there had been no official statements from either governments that directly affected commercial activities between the two countries, tension may escalate in the future to have a negative impact on our businesses.

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

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, tensions over Taiwan sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies, and various restrictions related to the Chinese semiconductor industry imposed by the U.S. government. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government.

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

We and our PRC resident employees who participate in our employee stock incentive plans are subject to these regulations. If we or our PRC option grantees fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. We started to process the SAFE application for our employee stock option plan during fiscal year 2021. The application is still pending as of December 31, 2022.

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

On August 18, 2017, the Company acquired 100% of the equity interest of BORQS International Holding Corp. (“Borqs International”) and its subsidiaries (collectively referred to as “Borqs Group” or together with the BVI parent company collectively referred to as the “Group”) in an all-stock merger transaction. Concurrent with the completion of the acquisition of Borqs International, the Company changed its name from “Pacific Special Acquisition Corp.”, to “Borqs Technologies, Inc.”

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

We are a global leader in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications. We acquired 51% ownership in HHE on October 19, 2021, which designs and commercializes solar power and energy storage solutions to residential and commercial customers in the United States. As of December 31, 2022, we are in the process of divesting our interest in HHE as mandated by CFIUS.

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

In the years ended December 31, 2020, 2021 and 2022, Borqs generated 98.4%, 78.2% and 69.9% of its Connected Solutions BU revenues from customers headquartered outside of China and 1.6%, 21.8% and 30.1% from customers headquartered in China.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2022, 208 out of the 315 employees and contractors were technical professionals dedicated to platform research and development and product specific customization in India and China.

The following customers accounted for near 10% or more of our total revenues, for the years indicated:

2022	Metro (Suzhou) Technologies Co Ltd	30.1%
	GreatCall, Inc.	19.9%
	ECOM Instruments	14.1%

2021	GreatCall, Inc.	25.1%
	ECOM Instruments	24.5%
	Qualcomm India Ltd.	16.4%

2020	GreatCall, Inc.	41.9%
	ECOM Instruments	23.1%
	Qualcomm India Ltd.	14.4%

History and Development of the Company

Corporate Organizational Chart

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and un-consolidated minority interests in certain entities as of the date of this report.

Borqs Entities Including Wholly-Owned Subsidiaries and Consolidated Affiliated Entities

●	Borqs Technologies, Inc. (BRQS) – the BVI parent holding company and the listing company.

●	Borqs International Hold Corp (BHolding) – the Cayman Island holding company that was the parent company prior to our listing on NASDAQ in August 2017.

●	Borqs Technologies USA, Inc. (BTUSA) – a US entity responsible for commercial contracts with customers that require a US entity for contractual basis.

●	Borqs Technologies (HK) Limited (BTHK）– a Hong Kong entity responsible for signing commercial contracts that do not use Chinese RMB or Indian Rupee. This entity is currently idle.

●	Borqs Hong Kong Limited (BHK) – a Hong Kong entity that holds 60% of the shares of Borqs Technologies Ltd (BTCHN), holds 60% of the shares of Borqs KK (BKK), and holds 100% of Borqs Chongqing Ltd (BCQ) and 100% of Borqs Beijing Ltd (BBJ). This entity signs a majority of our commercial contracts with international customers.

●	Borqs Software Solutions Private Ltd (BIN) – an Indian entity responsible for our software engineering R&D and for signing commercial contracts that require the Indian Rupee currency.

●	Borqs Beijing Ltd. (BBJ) – a wholly foreign owned enterprise, a “WFOE” as it is called, in China. This entity is responsible for the general administration and hardware R&D purposes.

●	Borqs Chongqing Ltd. (BCQ) – a wholly owned foreign enterprise in China that is a holding company for Beijing Big Cloud Century Technology Ltd, and it is responsible for the purchasing and management of the component supplies for the manufacturing of our products.

●	Beijing Big Cloud Century Technology Ltd. (BC-Tech) – an entity in China and is a holding company for Beijing Big Cloud Network Technology Co. Ltd and Beijing Borqs Software Technology Co. Ltd.

●	Beijing Borqs Software Technology Co. Ltd. (BSW) – an entity in China and is responsible for our software R&D.

●	Beijing Big Cloud Network Technology Co. Ltd (BC-NW) – an entity in China that was formerly the holding company of our VIE entities engaged in the business of mobile virtual network operator (“MVNO”). The VIE entities and the MVNO business was sold as of October 2020.

●	Borqs Technologies Ltd. (BTCHN) – a Sino-foreign entity is in China for setting up a manufacturing facility in Huzhou, China, and is a holding company for Borqs Huzhou Ltd (BHZ).

●	Borqs Huzhou Ltd. (BHZ) – an entity is in China and is responsible for operations of our hardware manufacturing activities in Huzhou, China.

●	Borqs KK (BKK) – an entity is in Japan and is responsible for sales activities in Japan.

We have dedicated significant resources to research and development, and have research and development centers in Bangalore, India and Beijing, China. As of December 31, 2022, out of our total employed headcount of 315 employees and contractors, 208 were technical professionals dedicated to platform research and development and product specific customization.

For additional information, see Note 1 in our consolidated financial statements.

Business Units

We had two business units (“BU”), Connected Solutions and Solar Power before the deconsolidation of HHE. And we have only one BU, Connected Solutions as of December 31, 2022.

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

On December 13, 2022, Borqs Technologies received a letter from the Department of the Treasury on behalf of the Committee on Foreign Investment in the United States (“CFIUS”) stating that the Company is required to negotiate with CFIUS to fully divest its ownership interests and rights in Holu Hou Energy LLC (“HHE”) due to HHE’s solar energy storage system and EnergyShare technology for Multi-Dwelling Residential Units being deemed a potential national security risk.

On March 16, 2023, the Company and HHE entered into a National Security Agreement (“NSA”) with the Department of Defense and Department of Treasury. The NSA provides that the divestment shall occur within six months unless extended by the U.S. Government. The NSA also contains standstill provisions which provide that the Company shall not acquire any additional ownership interest in HHE, merge with or into HHE, effect any changes to the rights held by the Company, except as necessary to effect its obligations under the NSA, or acquire or take possession of any assets of HHE. Further, upon the completion of the Divestment, the Company shall terminate or irrevocably waive any information, consent, board appointment, board observer, or other governance rights held by the Company, except for any and all rights that are determined by the U.S. Government to be necessary to effect the provisions of the NSA. The NSA outlines the steps to be taken with respect to the Divestment: engaging a nationally recognized investment bank with experience in administering competitive sales and auction processes; assigning and hiring of security and monitoring personnel to directly communicate with the U.S. Government; removing all of Borqs’ administrative and technical influence over HHE; and creating a plan to divest all of Borqs’ investment interests and rights in HHE. Pursuant to the requirement of the NSA, Borqs has assigned its interests in HHE into a Divestment Trust according to a Divestment Trust Agreement (“DTA”) dated March 20, 2023 entered into between Borqs, HHE and a trustee.

As above, the Solar Power BU, a separate segment was deconsolidated on December 31, 2022, and reclassified as held for sale as of December 31, 2021 and 2022, for the carrying amounts will be recovered principally through a sale and revenues and expenses related to HHE have been reclassified in the accompanying consolidated financial statements as discontinued operations for fiscal 2022.

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

HHE was deconsolidated on December 31, 2022. Assets and liabilities related to HHE, which the Group acquired in October 2021 were reclassified as held for sale as of December 31, 2021 and 2022, and revenues and expenses related to Solar Energy segment were reclassified as discontinued operations for all periods presented.

Customers

The Company’s primary customers are mobile chipset manufacturers, mobile device OEMs and mobile operators. For the year ended December 31, 2022, Metro (Suzhou) Technologies Co Ltd, GreatCall, Inc., Qualcomm India Ltd and ECOM Instruments accounted for 30.1%, 19.9%, 16.5% and 14.1% of our net revenues, respectively. For the year ended December 31, 2021, GreatCall, Inc., ECOM Instruments and Qualcomm India Ltd accounted for 25.1%, 24.5% and 16.4% of our net revenues, respectively. For the year ended December 31, 2020, GreatCall, Inc., ECOM Instruments and Qualcomm India Ltd accounted for 41.9%, 23.1% and 14.4% of our net revenues, respectively.

The Connected Solutions BU designs chipsets and related software for mobile connected devices. The Company outsources manufacturing of connected devices to third-party factories. The Company sources components and raw materials from suppliers mainly in Asia, and consigns such components and raw materials to other factories to manufacture and assemble. The Company serves as an original design manufacturer (ODM) of the products for its customers. The Company sells the final products to its commercial customers. The Company’s commercial customers are responsible for marketing and retail distribution.

Research and Development

The Company has dedicated significant resources to research and development, with research and development centers in Bangalore, India, Beijing, China and Wisconsin, the United States. As of December 31, 2022, 208 of our 315 employees and contractors were technical professionals dedicated to platform research and development and product specific customization. Technical professionals have diverse backgrounds and experience gained through employment with leading mobile chipset designers and manufacturers, mobile device OEMs, internet content providers and other software and hardware enterprises, and also solar energy usage, storage, load balancing and system controlling software systems.

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

The Company has been granted 133 patents in China and 8 patents in the United States as of December 31, 2022. The Company also has 83 software copyrights and 20 trademarks registered in China. In addition, the Company has registered its domain name with various domain name registration services.

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

The Company had more than 50 customers as of December 31, 2022, including some of the world’s leading companies in the mobile industry. Its diversified customer base includes mobile chipset manufacturers, mobile device original equipment manufacturers (“OEMs”) and mobile operators. Through 2021, the Company has collaborated with more than six mobile chipset manufacturers (including Intel, Qualcomm, Marvell) and 29 connected device OEMs (including LGE, Micromax, Acer, Motorola and Vizio) to commercially launch Android-based devices in 11 countries, and more than 18 million mobile devices sold worldwide have BorqsWare software platform solutions embedded. Our products have been deployed by more than 10 service providers (including AT&T, China Mobile, Claro, Orange, Reliance Jio, Sprint, Verizon) on four continents.

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

Employees

As of December 31, 2022, we had 315 employees and contractors worldwide including 194 in India, 80 in China and Hong Kong, and 41 international employees. None of our employees are represented by a labor union. Out of our total headcount, 208 are engineers and technical staff engaged in R&D and design work.

The Company pays most of its employees a base salary and performance-based bonuses, including annual incentive bonuses and project-based bonuses. It pays commissions to sales personnel. Employees are also eligible to participate in the Company’s stock incentive program.

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

Locations	Approximate Size	Primary Uses	Lease Expiration Date
Bangalore, India	4400 sq. meters	R&D	May 31, 2023
Beijing, China	738 sq. meters	Management office	March 31, 2024
Huzhou Zhejiang, China	5348 sq. meters	R&D, and manufacturing	February 18, 2024

The Company mostly subcontracts manufacturing to other factories. At the Company’s Huzhou facility, there is an assembly line with capacity for half a million units per year for small orders.

Segments

As of December 31, 2022, we operate in one reportable segment, which is the Connected Solutions. See Note 2, Segment Reporting, of our notes to consolidated financial statements.

Geographic Concentration

The following table sets forth the Company’s connected solutions net revenues from customers, in absolute amount and as a percentage of net revenues, based on location of the customer’s headquarters.

	For the years ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	($’000)
United States	13,495	50.5%	9,138	30.9%	15,430	29.4%
India	5,437	20.3%	6,500	22.0%	13,559	25.8%
China	428	1.6%	6,446	21.8%	15,819	30.1%
Rest of the World	7,391	27.6%	7,477	25.3%	7,729	14.7%
Net Revenues	26,751	100.0%	29,561	100.0%	52,537	100.0%

The Company’s connected solutions net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2020 to 2022, we engaged with one significant customer in India who continued to place significant orders with us in all three years.

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

Convertible Notes Sold

The Company sold convertible notes on May 25, 2022 to institutional and individual investors for $16 million (the “May 25 Notes”). The notes are due in two years, have an annual interest rate of 10%, convertible into ordinary shares of Borqs at $0.44325 per share (post reverse split adjusted) and has 100% warrant coverage with the warrants exercisable for cash or cashlessly at the closing bid price of 2 days prior to exercising but not less than $0.41 per share.

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

The Company sold convertible notes on May 25, 2022 to institutional and individual investors for $16 million. The notes are due in two years, have an annual interest rate of 10% and are convertible into ordinary shares at 90% of the closing bid price on the day of closing, or 90% of the closing bid price of the ordinary shares on the date that such shares are first eligible to be sold, assigned or transferred under Rule 144 or Regulation S, as applicable, whichever is lower but in no event at less than $0.10 per ordinary share.

Proceeds will be used for the procurement of orders the Company expects to receive from its customers in 2023 and also for development of the next generation 5G products.

Available Information

Our annual reports on Form 20-F, current reports on Form 6-K, and other forms and periodic reports as a foreign private issuer, are available free of charge on our website (www.borqs.com) as soon as reasonably practicable after we have electronically filed such materials with or furnished such materials to the Securities and Exchange Commission. They are also available at www.sec.gov.

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

In the years ended December 31, 2020, 2021 and 2022, Borqs generated 98.4%, 78.2% and 69.9% of its connected solutions net revenues from customers headquartered outside of China and 1.6%, 21.8% and 30.1% of its net revenues from customers headquartered within China.

We acquired 51% ownership of HHE on October 19, 2021. HHE designs, develops, integrates and installs solar power systems to the residential and commercial customers including solar panels and lithium battery based energy storage systems. HHE recognizes revenues when the solar power projects are fully completed. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue. For the year ended December 31, 2021, the financial results of HHE from the date of acquisition up to December 31, 2021 were consolidated into Borqs’ financial statements. During the period of consolidation in 2021, no solar power projects were completed, and consequently no revenues from HHE was recognized. For the year ended December 2022, revenues from HHE were $4.0 million and classified in discontinued operations.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2022, 208 of our 315 employees and contractors were technical professionals dedicated to platform research and development and product specific customization.

We have achieved significant growth since inception in 2007. Net revenues from continuing operations of the Connected Solutions BU increased for the years ended December 31, from $75.1 million in 2015 to $85.4 million in 2016, to $122.2 million in 2017, to $128.4 million in 2018, but scaled back to $98.9 million in 2019. Our operations were significantly affected by the COVID-19 pandemic in 2020, and recorded only $26.8 million in revenues for the year 2020. We grew back to $29.6 million in revenues for the year 2021. We recorded a net loss of $12.8 million in 2017 which included non-cash merger related costs of $14.5 million. In the year 2018 we incurred a net loss of $72.0 million which included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018 due to uncertainty in collectability, non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses. In the year 2020, we incurred a net loss of $34.8 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, non-recurring penalties of $1.1 million, share-based compensation expense of $20.0 million and contingency loss of $3.1 million and allowance for doubtful accounts of $4.4 million, offset by gain on disposal of Yuantel of $10.1 million. In the year 2021, we incurred a net loss of $56.6 million which included professional fees of $2.1 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $9.9 million, share-based compensation expense of $17.5 million and impairment loss of $1.3 million and loss on debt settlement of $17.2 million, offset by reversal of contingency loss of $3.3 million and gain on debt forgiveness of $2.1 million. In the year 2022, we incurred a net loss of $38.9 million, consisted of loss from continuing operation of $29.0 million and loss from discontinued operation of $9.9 million. For the loss from continued operation, which included professional fees of $1.4 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $11.4 million, share-based compensation expense of $3.4 million.

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

On December 13, 2022, Borqs Technologies received a letter from the Department of the Treasury on behalf of the Committee on Foreign Investment in the United States (“CFIUS”) stating that the Company is required to negotiate with CFIUS to fully divest its ownership interests and rights in Holu Hou Energy LLC (“HHE”) due to HHE’s solar energy storage system and EnergyShare technology for Multi-Dwelling Residential Units being deemed a potential national security risk.

On December 31, 2022, the Company resolved that in order to comply fully with the requirements of the CFIUS Letter which involve multiple steps that the Company must adhere to, including: (i) Entering into a National Security Agreement with various departments of the US government with a plan that is effective, monitorable and verifiable to divest Borqs’ investment interests and rights in HHE; (ii) Selection of a trustee and entering into a Divestment Trust Agreement, and assigning the Company’s interest in HHE to the trustee; and, (iii) Selection of a nationally recognized investment bank as the exclusive agent for the divestment of HHE. Besides, the Group also resolved that as of December 31, 2022, terminate its control of HHE by (i) removal of all of the Company’s representatives from HHE’s Board of Directors, (ii) relinquishment of Class A Membership Unit voting rights, and (iii) reduction of the Company’s ownership of HHE from 51% down to 49% by assigning 2% of the ownership back to HHE. By taking above actions, the Company no longer has a controlling interest in HHE and result in deconsolidation of HHE.

On March 16, 2023, the Company and HHE entered into a National Security Agreement (“NSA”) with the Department of Defense and Department of Treasury. The NSA provides that the divestment shall occur within six months unless extended by the U.S. Government. The NSA also contains standstill provisions which provide that the Company shall not acquire any additional ownership interest in HHE, merge with or into HHE, effect any changes to the rights held by the Company, except as necessary to effect its obligations under the NSA, or acquire or take possession of any assets of HHE. Further, upon the completion of the Divestment, the Company shall terminate or irrevocably waive any information, consent, board appointment, board observer, or other governance rights held by the Company, except for any and all rights that are determined by the U.S. Government to be necessary to effect the provisions of the NSA. The NSA outlines the steps to be taken with respect to the Divestment: engaging a nationally recognized investment bank with experience in administering competitive sales and auction processes; assigning and hiring of security and monitoring personnel to directly communicate with the U.S. Government; removing all of Borqs’ administrative and technical influence over HHE; and creating a plan to divest all of Borqs’ investment interests and rights in HHE. Pursuant to the requirement of the NSA, Borqs has assigned its interests in HHE into a Divestment Trust according to a Divestment Trust Agreement (“DTA”) dated March 20, 2023 entered into between Borqs, HHE and a trustee.

The Company’s solar power business met the criteria to be reported as a discontinued operation and, as a result, HHE’s historical financial results are reflected in the Company’s consolidated financial statements as a discontinued operation, and assets and liabilities were retrospectively reclassified as assets and liabilities held for sale for all periods presented.

The aggregate amount of cash and cash equivalent and restricted cash are not materially affected by currency fluctuations because the majority of our revenues are denominated in U.S. Dollars based on contracts made in Hong Kong. Financings from sales of equity and working capital loans are denominated in U.S. Dollars and executed in Hong Kong and the Cayman Islands, and repayments have been made in U.S. Dollars outside of China, thus not requiring approval from the PRC State Administration of Foreign Exchange. Personnel and personnel-related expenses are primarily paid in the Indian and Chinese currencies, and costs of components used in the Connected Solutions and Solar Power Business Units and hardware revenues are primarily paid in U.S. Dollars. As of December 31, 2022, we held cash and cash equivalents totaling $11.3 million on a consolidated basis.

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

Comparisons of Fiscal Years Ended December 31, 2020, 2021 and 2022

	Fiscal Years Ended December 31,
Consolidated Statement of Operations Data:	2020	2021	2022
	($’000)
Net revenues	26,751	29,561	52,537
Cost of revenues	(25,155)	(26,955)	(41,421)
Gross profit	1,596	2,606	11,116

Operating expenses	(42,216)	(29,003)	(12,051)
Other operating income	-	247	148
Operating loss	(40,620)	(26,150)	(787)

Other income (expense)	4,937	(29,505)	(28,099)
Loss from continuing operations, before income taxes	(35,683)	(55,655)	(28,886)

Income tax (expense) benefit	(409)	445	(59)
Net loss from continuing operations	(36,089)	(55,210)	(28,945)

Discontinued operations
Income (loss) from operations of discontinued operations	1,302	(1,392)	(9,916)
Income tax benefit (expense)	-	-	-
Income (loss) on discontinued operations	1,302	(1,392)	(9,916)

Net loss	(34,787)	(56,602)	(38,861)

Less: net income (loss) attributable to noncontrolling interests	715	(737)	(4,829)
Net loss attributable to Borqs Technologies, Inc.	(35,502)	(55,865)	(34,032)

For year ended December 31, 2020, we incurred a net loss of $34.8 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, non-recurring penalties of $1.1 million, share-based compensation expense of $20.0 million, impairment of intangible assets of $0.7 million and contingency loss of $3.1 million   and allowance for doubtful accounts of $4.4 million, offset by gain on disposal of a subsidiary of $10.1 million. For the year ended December 31, 2021, we incurred a net loss of $56.6 million which included professional fees of $2.1 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $9.9 million, share-based compensation expense of $17.5 million and impairment loss of $1.3 million and loss on debt settlement of $17.2 million, offset by reversal of contingency loss of $3.3 million and gain on debt forgiveness of $2.1 million. For the year ended December 31, 2022, we incurred a net loss of $38.9 million, consisted of loss from continuing operation of $29.0 million and loss from discontinued operation of $9.9 million. For the loss from continued operation, which included professional fees of $1.4 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $11.4 million, share-based compensation expense of $3.4 million.

Net Revenue

Our net revenues represent our gross revenues, less PRC value added taxes and other deductions. Connected Solutions BU net revenues consist of engineering design fees, software royalties and product sales. MVNO BU net revenues, which business was sold as of October 29, 2020 were classified as discontinued operations, consist primarily of monthly recurring revenue. Solar Power BU net revenues include solar panel and energy storage systems sales and service fees, which were classified as discontinued operations for the year ended December 31, 2021 and 2022.

For the year ended December 31, 2022, net revenues from Connected Solutions BU were $52.5 million representing a 77.7% increase from the previous year. The increase in business activities in 2022 was mainly attributable to the increase in both our hardware and software revenue. For the year ended December 31, 2021, all of our revenue of $29.6 million were generated from Connected Solutions BU. Although there was continuous impact of COVID-19 pandemic, our revenue increased $2.8 million or 10.5% when comparing with fiscal 2020.

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

As our Solar Power BU, HHE, which was acquired on October 19, 2021, designs, develops, integrates and installs solar power systems including solar panels and energy storage systems for residential and commercial customers, we recognize revenues when the solar power systems are delivered, installed and connected through various phases, and are fully completed according to milestone-based contracts. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue. During the period of consolidation in 2021, no solar power projects were completed, and consequently no revenues from HHE was recognized. For the year ended December 31, 2022, the revenues for our Solar Power BU was $4.0 million, and was classified in discontinued operations.

Net Revenues — Connected Solutions BU

Connected Solutions BU net revenues consist of engineering design fees, software royalties and product sales. It represents our continuing operation for the years ended December 31, 2020, 2021 and 2022.

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

The following table sets forth our net revenues, as well as the components of such revenues, for the periods indicated, both in absolute amount and as a percentage of total net revenues:

	For the years ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	($’000)
Software	10,570	39.5%	10,732	36.3%	13,080	24.9%
Hardware	16,181	60.5%	18,829	63.7%	39,457	75.1%
Connected Solutions BU net revenues	26,751	100.0%	29,561	100%	52,537	100%

Software

Software net revenues were $10.6, $10.7 and $13.1 million in the years ended December 31, 2020, 2021 and 2022, respectively, representing 39.5%, 36.3% and 24.9% of our continuing operations Connected Solutions BU net revenues. For the year ended December 31, 2020, our software net revenues were $10.6 million which represented 39.5% of total net revenues, as our software activities were not affected as severely as our hardware activities by the COVID-19 pandemic. For the year ended December 31, 2021, our software net revenues were $10.7 million which represented 36.3% of total net revenues. It was stable when comparing with our software net revenues for the year ended December 31, 2020. For the year ended December 31, 2022, our software net revenues were $13.1 million which represented 24.9% of total net revenues. It increased 22% when comparing with our software net revenues for the year ended December 31, 2021. The software revenue increased mainly due to the related service orders increased and new customers signed.

Hardware

Hardware net revenues were $16.2 million, $18.8 million and $39.5 million in the years ended December 31, 2020, 2021 and 2022, respectively, representing 60.5%, 63.7% and 75.1% of our continuing operations Connected Solutions BU net revenues. Again, as discussed above, these fluctuations may not be attributed to any particular market trend since our sales were all made to order for our industrial customers. Types of products include wearables such as trackers and smart watches, ruggedized handsets, tablets and smart phones and mobile connectivity modules. As described above, hardware sales comprised of all made-to-order products with quantities as stipulated by our customers and included consumer and industrial use devices as well. As such, the orders we receive from our customers may not adhere to seasonality and therefore fluctuations in our business activity levels may not conform to any particular trend.

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

	For the years ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	($’000)
Mobile device OEMs	22,905	85.6%	24,718	83.6%	43,883	83.5%
Mobile Chipset Vendors	3,846	14.4%	4,843	16.4%	8,654	16.5%
Connected Solutions BU Net Revenues	26,751	100%	29,561	100%	52,537	100%

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

Geographic Concentration

The following table sets forth our net revenues from customers based on location of the customer’s headquarters, both in absolute amount and as a percentage of net revenues. These figures do not take into account the geographic location of end-users of customer products:

	For the years ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	($’000)
United States	13,495	50.5%	9,138	30.9%	15,430	29.4%
India	5,437	20.3%	6,500	22.0%	13,559	25.8%
China	428	1.6%	6,446	21.8%	15,819	30.1%
Rest of the world	7,391	27.6%	7,477	25.3%	7,729	14.7%
Net revenues	26,751	100.0%	29,561	100.0%	52,537	100.0%

The Company’s net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2020 to 2021, revenues from customers with headquarters in China declined, while our main customer in India, Reliance Retail Limited, continued to place significant orders with us through 2021. From 2021 to 2022, revenues from customers with headquarters in China increased mainly due to a customer, named Metro (Suzhou) Technologies Co Ltd placed more orders during the year ended December 31, 2022. Our main customer in the United States for the years 2021 and 2022 was GreatCall, Inc.

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

 Net Revenues from discontinued operations — Solar Power BU

For our Solar Power BU, HHE designs, develops, integrates and installs solar power systems to the residential and commercial customers including solar panels and lithium battery based energy storage systems. HHE recognizes revenues when the solar power projects are fully completed. The financial results of HHE from October 19, 2021 to December 31, 2021, and for the year ended December 31, 2022 were classified as discontinued operations. During the period of from October 19, 2021 to December 31, 2021, no solar power projects were completed, and consequently no revenues from HHE was recognized. During the year ended December 31, 2022, $4.0 million revenue recognized and recorded in the discontinued operations. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue.

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

The following table sets forth cost of revenues, both in absolute amount and as a percentage of total cost of revenues, for Connected Solutions BU revenue from our continuing operation, and MVNO BU revenue and Solar Power BU revenue from our discontinued operations. Activities for the MVNO BU only included those from January 1 through October 29, 2020.

	For the years ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	($’000)
Continuing operation:
Connected Solutions BU	25,155	53.8%	26,955	100.0%	41,421	83.5%
Discontinued operations:
MVNO BU	21,637	46.2%	-	-	-	-
Solar Power BU	-	-	-	-	8,160	16.5%
Total cost of revenues	46,792	100.0%	26,955	100.0%	49,581	100.0%

Connected Solutions BU cost of revenues varied from 2020 to 2021 in attribution to similar changes in our volume of hardware products sales during these years. Our cost of revenue increased $1.8 million or 7% when comparing with that of fiscal 2020. It mainly attributes to the hardware cost increase of $2.1 million, and offset by the software cost decreased of $0.3 million. Connected Solutions BU cost of revenues increase significantly from 2021 to 2022 in line with our revenue increase in Connected Solutions BU.

Gross Profit and Gross Margin

Gross profit represents net revenues less cost of revenues. Gross margin represents gross profit as a percentage of revenues.

Gross profits for our continuing operations Connected Solutions BU in the years ended December 31, 2020, 2021 and 2022 were a gross profit of $1.6 million, $2.6 million, and $11.1 million, respectively.

	For the years ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Continuing operations:
Connected Solutions BU	1,596	6.0%	2,606	8.8%	11,116	21.2%

Connected Solutions BU gross profits include gross profits from software projects and gross profits from hardware projects. As shown in the following table, software and hardware gross margins in the year ended December 31, 2020 was 8.3% and 4.4% respectively, which were lower than the normal levels due to the COVID-19 pandemic. For the year ended December 31, 2021, our gross margins increased in both software and hardware 12.1% and 6.9% respectively from the year ended December 31, 2020. For the year ended December 31, 2022, our gross margins increased in both software and hardware 53.0% and 10.6% respectively.

	For the years ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Software	879	8.3%	1,303	12.1%	6,931	53.0%
Hardware	717	4.4%	1,303	6.9%	4,185	10.6%
Total	1,596	6.0%	2,606	8.8%	11,116	21.2%

Software projects are further categorized as design, royalty and service projects, reflecting the nature of the work:

●	Design projects consist primarily of non-recurring engineering fees for which we provide customized work according to our clients’ required functionalities and needs;

●	Royalty projects consist of per unit royalties based on customer usage of our previously completed software products; and

●	Service projects where our engineers perform engineering services following the instructions of the customers, charging them hourly fees on full time equivalent basis.

For our discontinued operations MVNO BU gross profits were $7.4 million from January 1 through October 29, 2020 when the MVNO BU was sold. For our discontinued operations Solar Power BU gross profits were nil and negative $4.0 million for the years ended December 31, 2021 and 2022, respectively. Gross margin as a percentage of sales is presented in the following table.

	For the years ended December 31,
	2020 (up to Oct 29)		2021		2022
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Discontinued operations:
MVNO BU	7,387	25.5%	-	-	-	-
Solar Power BU	-	-	-	-	(4,126)	(102.3)%

Operating Expenses

For our continuing operations, the operating expenses principally consist of sales and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth operating expenses for the periods indicated, both in absolute amount and as a percentage of net revenues:

	For the years ended December 31,
	2020		2021		2022
	$	As % of Revenue	$	As % of Revenue	$	As % of Revenue
	($’000)
Sales and marketing expenses	(750)	2.8%	(151)	0.5%	(341)	0.6%
General and administrative expenses	(33,304)	124.5%	(23,558)	79.7%	(7,186)	13.7%
Research and development expenses	(8,162)	30.5%	(5,294)	17.9%	(4,524)	8.6%
Total	(42,216)	157.8%	(29,003)	98.1%	(12,051)	22.9%

For the year ended December 31, 2020, general and administrative expenses were $33.3 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, impairment of intangible assets of $0.7 million, non-recurring penalties of $1.1 million, share-based compensation expense of $18.1 million and allowance for doubtful accounts of $4.4 million. For the year ended December 31, 2021, general and administrative expenses were $23.6 million which included professional fees of $2.1 million, salaries and welfare of $3.7 million, impairment loss of $1.3 million, share-based compensation expense of $17.4 million, offset by reversal of allowance for doubtful accounts of $1.8 million. For the year ended December 31, 2022, general and administrative expenses were $7.2 million which mainly included professional fees of $1.4 million, salaries and welfare of $3.4 million, and share-based compensation of $2.2 million.

For our discontinued operations MVNO BU, the operating expenses which consisted of selling, administrative and research expenses were $6.1 million or 20.9% of revenues for the year 2020 up to October 29, 2020 when the MVNO BU was sold. For our discontinued operations Solar Power BU, the operating expenses which consisted of selling and administrative expenses were $1.1 million and $4.0 million for the years ended December 31, 2021 and 2022, respectively.

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

Selling and Marketing Expenses

Selling and marketing expenses include payroll, employee benefits and other expenses relating to our sales and marketing personnel, travel, rent and other expenses relating to our marketing activities, including entertainment and advertising. For the discontinued operations MVNO BU, we paid our franchisees commission to sell products, which are recognized as selling and marketing expenses. For the discontinued operations Solar Power BU, the selling and marketing expenses mainly consisted of payroll and other staff costs relating to the sales and marketing personnel.

General and Administrative Expenses

Our general and administrative expenses include payroll, employee benefits, professional fees, rent, travel and other administrative costs.

General and administrative expenses comprised 124.5%, 79.7% and 13.7% of net revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

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

For the year ended December 31, 2022, general and administrative expenses included professional fees of $1.4 million, salaries and welfare of $3.4 million, and share-based compensation expense of $2.2 million.

Other Operating Income – or expenses

We received subsidies from local government authorities in China as financial support for certain technology development projects. These subsidies are classified as “Other operating income”. We recognized $nil, $0.2 million and $0.1 million of other operating income in the years ended December 31, 2020, 2021 and 2022, respectively. Subsidies are recorded as a liability when received and recognized as other operating income when the related projects are completed and the subsidies are not subject to future return. Under the requirements of the government subsidies, we are obligated to make progress on the related technology development projects, based on the timetable established by the government authorities, and to appropriately allocate the government subsidies for various purposes.

Other Income/Expense

	Fiscal Years Ended December 31,
Other income/expense	2020	2021	2022

Interest income	5	3	47
Interest expense	(3,795)	(11,680)	(11,732)
Other income	231	2,376	240
Other expense	(210)	(3,207)	(2,123)
Gain (loss) on disposal of subsidiary	10,096	(303)	-
Contingency (loss) reversal	(3,065)	3,277	-
Gain (loss) on debt settlement	26	(17,199)	217
Change in fair value of contingent consideration for the acquisition of HHE	-	111	-
Loss on additional acquisition cost in shares to HHE	-	-	(5,950)
Loss related to equity financing	-	-	(3,669)
Loss on deconsolidation of a subsidiary	-	-	(3,610)
Foreign exchange gain (loss)	1,649	(2,661)	(1,519)

Interest expense

During the year ended December 31, 2022, the interest expense of $11.7 million mainly consisted of interest expense related to our convertible notes discount of $11.4 million.

During the year ended December 31, 2021, the interest expense of $11.7 million mainly consisted of interest expense related to our convertible notes discount of $9.9 million. The debt discount, together with the related issuance cost are amortized as interest expense, using the effective interest method, from the issuance date to the earliest maturity date.

Other income

During the year ended December 31, 2022, other income of $240 thousand mainly included reversal of over-accrued expenses.

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

Other expense

During the year ended December 31, 2022, other expense of $2.1 million mainly included an expense related to Samsung arbitration compensation. The Company executed a settlement agreement with Samsung regarding the payments with a payment period of eighteen months beginning on July 2022.

During the year ended December 31, 2021, other expense of $3.2 million mainly included an expense related to a lawsuit. We had a balance due to a debtor. The original debtor claimed that we have breached the previously agreed settlement agreement, and transferred the debt to the third-party company during the year ended December 31, 2021. We recorded $2.1 million as other expense in the consolidated statement of operations.

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

Loss (gain) on debt settlement

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

As of February 10, 2021, LMFA completed the purchase of $17.87 million of principal, accrued interest and applicable fees, converted and sold all 1.42 million (post reverse split adjusted) shares of the Company’s ordinary shares. With the Company settling another $1.27 million of debt, accrued interest and applicable fees directly with the senior lender by the issuance of 94,170 (post reverse split adjusted) shares on February 17, 2021 which the senior lender subsequently sold, the Company’s defaulted Debts with the senior lender totaling $19.14 million have been eliminated since. We recognized loss of $16.6 million in loss on debt settlement during fiscal year 2021.

We entered into a $1 million short term loan agreement with American West Pacific International Investment Corporation (“AWP”) in December 2020, to fund the Company’s working capital purposes. The loan had an original term of six months with interest of 12% per annum. And 250,000 (post reverse split adjusted) restricted ordinary shares to be held in escrow at Continental Stock Transfer & Trust Company as collateral. On June 15, 2021, we have settled the $1 million loan principal with 99,206 (post reverse split adjusted) shares. We recognized loss of $0.6 million in loss on debt settlement during fiscal year 2021.

We recorded total loss on debt settlement of $17.2 million during the year ended December 31, 2021.

During the year ended December 31, 2022, we recorded $0.2 million gain on debt settlement, represented gain on a loan settlement with our ordinary shares issued.

Loss on additional acquisition cost in shares to HHE

We recorded a loss on additional acquisition cost in shares to HHE of $6.0 million during the year ended December 31, 2022. The Company issued additional 5 million shares to HHE for the substantial loss in value for the share consideration during the acquisition of HHE in 2021.

Loss related to equity financing

We recorded a loss related to equity financing of $3.7 million during the year ended December 31, 2022. The Company entered into an equity financing agreement with a third-party company on May 16, 2019. According to the agreement, the counter-party purchased 9.9 % equity interest of the Company equivalent to 233,392 (post reverse split adjusted) ordinary shares with a total purchase consideration of $13,865, for which 75% of the total purchase consideration amounting to $10,399 in cash was received. The remaining 25% of the total purchase consideration will be contributed in the form of real property and equipment. In February 2023, the Company entered into a settlement agreement with the third-party on the settlement of the equity financing. Both parties agreed to not proceed with the remainder 25% investment in the form of real property and equipment, and the related previous issued 58,348 (post reverse split adjusted) shares will not withdraw. As a result, the amount was released from subscriptions receivable and recorded as loss related to equity financing during the year ended December 31, 2022.

Loss on deconsolidation of a subsidiary

We recorded a loss on deconsolidation of HHE of $3.6 million during the year ended December 31, 2022. The Company no longer has a controlling interest in HHE as at December 31, 2022 and result in deconsolidation of HHE.

Income Tax Expense

Our effective tax rate was 1.1%, -0.8% and 0.2% for years ended December 31, 2020, 2021 and 2022, respectively. The fluctuation through these years was primarily due to the fact that the loss experienced by certain of our subsidiaries could not be used to offset gains in other subsidiaries. The Group recorded valuation allowance for the entities, which were considered more likely than not that a portion of the deferred tax assets will not be realized through sufficient future earnings.

Liquidity and Capital Resources

Cash used in operating activities for the year ended December 31, 2022 was $5.5 million, primarily consisted of net loss of $29.0 million, reversal of provisions on accounts receivable and other current assets of $0.02 million, and adding back non-cash items including share-based compensation expenses to employees and non-employees of $3.4 million, amortization of intangible assets of $1.4 million, depreciation of property and equipment of $0.4 million, amortization of right of used assets of $0.5 million, interest expense related to the convertible notes discount of $11.4 million, gain on loan conversion of $0.2 million, loss on shares compensation of $6.0 million, loss related to equity financing of $3.7 million and loss on deconsolidation of a subsidiary of $3.6 million. Cash used in operating assets and liabilities included decrease in accrued expenses of $3.7 million, decrease in amount due to related parties of $1.8 million, increase in account payable of $1.4 million and decrease in account receivable of $1.1 million, while cash generated from changes in operating assets and liabilities included decrease in prepaid expenses and other current assets of $6.3 million, increase in advance from customers and contract liabilities of $3.6 million, and increase in inventory of $2.0 million.

Cash used in investing activities for the year ended December 31, 2022 was $3.4 million, which mainly included purchase of time deposit of $1.4 million, Cash disposed of from deconsolidation of a subsidiary of $1.1 million, purchase of property, plant and equipment of $0.7 million and investment in convertible bond and cash loan of $0.1 million.

Cash generated by financing activities for the year ended December 31, 2022 was $14.9 million which included proceeds from issuance of convertible notes of $15.1 million, and proceeds from capital injection from non-controlling shareholders of a subsidiary of $0.1 million, proceeds from short-term and long-term loans of $0.3 million, offset by repayment of bank and other borrowings of $0.6 million.

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

As of February 10, 2021, LMFA completed the purchase of $17.87 million of principal, accrued interest and applicable fees, converted and sold all 1.42 million (post reverse split adjusted) shares of the Company’s ordinary shares. With the Company settling another $1.27 million of debt, accrued interest and applicable fees directly with the senior lender by the issuance of 94,170 (post reverse split adjusted) shares on February 17, 2021 which the senior lender subsequently sold, the Company’s defaulted Debts with the senior lender totaling $19.14 million have been eliminated since.

Convertible Notes Sold

The Company sold convertible notes on May 25, 2022 to institutional and individual investors for $16 million (the “May 25 Notes”). The notes are due in two years, have an annual interest rate of 10%, convertible into ordinary shares of Borqs at $0.44325 per share (post reverse split adjusted) and has 100% warrant coverage with the warrants exercisable for cash or cashlessly at the closing bid price of 2 days prior to exercising but not less than $0.41 per share.

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

On May 25, 2022, the Company signed agreements with institutional and individual investors, for the sale of $16 million in secured convertible notes. The notes are due in two years, have an annual interest rate of 10% and are convertible into ordinary shares at 90% of the closing bid price on the day of closing, or 90% of the closing bid price of the ordinary shares on the date that such shares are first eligible to be sold, assigned or transferred under Rule 144 or Regulation S, as applicable, whichever is lower but in no event at less than $0.10 per ordinary share. The Company also issued warrants to purchase an aggregate of 96,793,708 ordinary shares at an exercise price of $0.2090 per share, subject to adjustment in certain conditions. The Company issued the notes and warrants on May 25, 2022.

We were operating at a loss for the years ended December 31, 2021 and 2022. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will rely on the sale of convertible notes of which one-third has been completed and the other two-third to be completed upon the effectiveness of a registration statement to be filed by the Company.

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

Impact of the COVID-19 pandemic

As discussed earlier in the Rick Factors section of this report, we have experienced since February 2020 reductions and cancellations of orders due to effects of the COVID-19 pandemic has on the demand from certain of our customers. We expect this negative effect on global business activities will continue to have pressure on the Company’s sales as the pandemic environment persists and perhaps even post the pandemic. In addition, since our operations span over the countries of the United States, India, China and South Korea, international and intra-country travel restrictions will continue to hamper our operations and have negative effects including delays and uncertainties on our supply chain delivery schedules and our abilities to secure financing for our working capital needs. We expect the impacts of COVID-19 to have an adverse effect on our business, financial condition and results of operations. Our revenue for the year 2020 was negatively impacted by the pandemic by a reduction of 73.0% as compared to 2019. Although our revenues in 2022 improved 77.7% as compared to 2021, the impact of the continuing COVID-19 pandemic in the year 2023 and beyond is still unknown as of the filing of this annual report and may cause our revenues in future periods to decline. As the assessable risks due to COVID-19 change in the countries of India and China, our operations can be affected, including the restrictions from accessing office facilities and limitations on domestic travels which can hamper our ability to efficiently manage the manufacturing of products since our contracted factories are located over various cities in China.

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

Solar Power Solutions

On October 19, 2021, the Company purchased 51% controlling interest in Holu Hou Energy, LLC (HHE). HHE engages in the design and installation of solar power systems including solar panels and energy storage systems for residential and commercial use. On December 13, 2022, Borqs Technologies received a letter from the Department of the Treasury on behalf of the Committee on Foreign Investment in the United States (CFIUS) stating that the Company is required to fully divest its ownership interests and rights in HHE due to HHE’s solar energy storage system and EnergyShare technology for Multi-Dwelling Residential Units being deemed a potential national security risk.

Due to the mandates from the CFIUS, HHE was deconsolidated on December 31, 2022. Assets and liabilities related to HHE, which the Group acquired in October 2021 were reclassified as held for sale as of December 31, 2021 and 2022, and revenues and expenses related to Solar Energy segment were reclassified as discontinued operations for all periods presented. HHE was deconsolidated as of December 31, 2022.

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

Contractual Obligations

As of December 31, 2022, payment obligations under short-term and long-term debt, operating leases, and other long-term liabilities were as following:

Amount ($’000)
Obligations less than one year
Operating facilities leases	$604
Arbitration loss to a supplier	$1,593
Arbitration loss to Samsung Electronics Co., Ltd.	1,958

Obligations from 1 to 3 years
Operating facilities leases	$39
Arbitration loss to a supplier – non-current	$417

Obligations from 3 to 5 years
Operating facilities leases	$-

Related Party Transactions

(a) Related parties

Names of related parties	Relationship
Bluecap	A company controlled by a key management of the Group
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

Other than disclosed elsewhere, The Group had the following significant related party transactions for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022
	($’000)	($’000)	($’000)
Software services provided to Bluecap	507	-	-

(c) Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022
	($’000)	($’000)	($’000)
Loan from:
Bluecap	2,695	1,834	-

Interest expense on loan from:
Bluecap	438	658	746

All balances with related parties as of December 31, 2021 and 2022 were unsecured and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1.3 million short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group (see Note 19 in our consolidated financial statements), bearing an interest rate of 8% per annum to fund the Company’s working capital (the “Bluecap Loan”). The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2021 and 2022 were $1.8 million and nil million, respectively, which were payable on demand.

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

The Company has cash held by Silicon Valley Bank as of December 31, 2022. On March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank and appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. On March 12, 2023, the U.S. Department of the Treasury, the Federal Reserve and the FDIC released a joint statement confirming that all depositors of Silicon Valley Bank would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts. The Company received full access to the funds in its deposit and money market accounts on March 13, 2023. In light of actions by the federal government to fully protect deposit accounts, the Company has not experienced any credit losses on its deposits of cash.

Our business activities in the year ended December 31, 2022 experienced similar credit concentration as in 2021. Even though the worldwide economy has recovered from the global Covid-19 pandemic, due to the rising inflation and interest rates, we expect our sales to increase in the year 2023 from the lows of 2020 and 2021, but not fully reaching the pre-pandemic 2019 levels.

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

Certain Transactions for the Years Ended December 31, 2021 and 2022, and Subsequent Transactions

Equity financing from Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”)

On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9% equity interest of the Company at that time which was equivalent to 233,392 (post reverse split adjusted) ordinary shares with a total purchase consideration of $13.87 million on May 16, 2019, for which 75% of the total purchase consideration amounting to $10.40 million in cash was received. Both parties have agreed to not proceed with the remainder 25% investment.

In February 2023, the Company entered into a settlement agreement with Chongqing Youtong on the settlement of the equity financing. For the cash consideration with the amount of $10,399, the Company agreed to repay Chongqing Youtong the principal plus 8% annually interest with its ordinary shares. Besides, both parties agreed to not proceed with the remainder 25% investment and the related previous issued 58,348 (post reverse split adjusted) shares will not withdraw. Also, to compensate the loss from the share price decline, the Company issued additional 56,024,444 ordinary shares on February 28, 2023 to settle the deal.

Loan from HSBC

On May 30, 2019, the Group entered into a banking facility agreement with HSBC for a credit facility of $5 million with an interest rate of London Interbank Offered Rate (LIBOR) plus 1% and a maturity date of one year. $4.5 million were drawn in June 2019 and another $0.5 million were drawn in July 2019 for working capital purposes. This loan was completely re-paid in June 2020.

Loans from Shareholders

On November 27, 2020, the Company entered into a loan agreement with an individual shareholder who loaned the Company $1.25 million in cash. The loan accrues interest at the rate of 6% per annum, and the principal together with accrued interest are due in 15 months but was extended by agreement until December 31, 2022.

An agreement was executed between the Company and the lender on May 3, 2022 for the complete repayment of the loan principal and accrued interest by the issuance to the lender 338,968 (post reverse split adjusted) ordinary shares of the Company.

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

As of February 10, 2021, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees, converted into and sold all 1.42 million (post reverse split adjusted) shares of the Company’s ordinary shares. With the Company settling another $1.27 million of debt, accrued interest and applicable fees directly with the senior lender by the issuance of 94,170 (post reverse split adjusted) shares on February 17, 2021 which the senior lender subsequently sold, the Company’s defaulted Debts with the senior lender totaling $19.14 million have been eliminated.

Convertible Notes Sold

The Company sold convertible notes on May 25, 2022 to institutional and individual investors for $16 million (the “May 25 Notes”). The notes are due in two years, have an annual interest rate of 10%, convertible into ordinary shares of Borqs at $0.44325 per share (post reverse split adjusted) and has 100% warrant coverage with the warrants exercisable for cash or cashlessly at the closing bid price of 2 days prior to exercising but not less than $0.41 per share.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table provides information regarding our executive officers and directors as of April 15, 2022:

Name	Age	Position	Term expires at annual stockholders meeting in year
Board of Directors
Pat Sek Yuen Chan	58	Founder, Chairman of the Board (Class III Director), Chief Executive Officer and President	2024
Wan Yu (Lawrence) Chow, Ph.D.	60	Class I Director	2025
Heung Sang Addy (Dexter) Fong	63	Class II Director	2023
Ji (Richard) Li	63	Class I Director	2025
Shizhu (Steve) Long	61	Class II Director	2023

Executive Officers
Henry Sun	50	Chief Financial Officer
Anthony K. Chan	68	Executive Director of Finance and US Operations
Simon Sun	56	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Hareesh Ramanna	61	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

The principal occupation and business experience of our directors and executive officers is as follows:

Pat Sek Yuen Chan, 58, is the Chairman of our board of directors, as well as our Chief Executive Officer and President. He was the founder and Chairman of the board of directors of Borqs International, and since 2007 he served as Borqs International’s Chief Executive Officer and President. Mr. Chan has over 20 years of experience in the mobile network communications sector. Prior to founding Borqs, Mr. Chan served as Senior Vice President and General Manager of the infrastructure business unit of UTStarcom Inc., a telecommunications equipment company, from 2000 to 2007. Earlier, Mr. Chan was an engineering manager in Motorola responsible for the development of the GPRS switching. Mr. Chan is an established entrepreneur and has received many awards, including the “High-Caliber Talent from Overseas Award” from the PRC government, and “2012 Beijing Entrepreneur of the Year” from Silicon Dragon. Mr. Chan received his bachelor’s degree in computer science from the University of Toronto and his master’s degree in computer science from the University of British Columbia.

Wan Yu (Lawrence) Chow, Ph.D., 60, was elected as an independent board member by our stockholders in December 2018. Dr. Chow has almost 30 years of experience in the ICT industry, he has extensive working experience with large and complex global FinTech, Telco + Network Equipment Provider & Education industries with successful track record of delivering outstanding commercial and technical results in Fortune 500 organizations to small start-ups. He started his career in 1989 at various Silicon Valley tech companies including Xerox Corporation, Amdahl Corporation and Sun Microsystems. At Sun Micro, Dr. Chow served as the Chief Technical Consultant from 1993 to 1999 for the Greater China region. After serving as the Director of Strategic Alliance for PeopleSoft Inc., North Asia, from 2000 to 2001, he rejoined Sun Micro Greater China as its CTO/NEP Technology Office from 2002 to 2008. He joined SAP China as Managing Partner from 2012 to 2015. Currently, he is serving as Director and Strategic Partner for QLIK Greater China since 2017. Dr. Chow received two Bachelor’s Degrees in Computer Science and Information System from Oregon State University in 1988 and earned a Master’s Degree in Computer Science from Pacific W. University in 1993. He received another Master’s Degree in Education Management from Tarlac State University in 2011. Dr. Chow received his PhD in Education Management from HKMA/Tarlac State University in 2015.

Heung Sang Addy (Dexter) Fong, 63, was elected as an independent board member by our stockholders in March 2020. He was also appointed as the Chairperson of the Audit Committee, our Audit Committee “financial expert,” as member of the Compensation Committee, and as a member of the Enterprise Risk Oversight Committee. Mr. Fong has almost 36 years of experiences in cross border financial investments and business operations. Since 2017, he has served as the chief financial officer of Adlai Nortye Biopharma Ltd. Mr. Fong also led the B-round fundraising of Adlai Nortye Biopharma Ltd, but funding US$53 million. He was the managing director of Bonus Eventus Securities Ltd. from 2015 to 2017, and was the chief financial officer of China Harmony Auto Holding Ltd. from 2012 to 2015 where he managed the company’s initial public offering process onto the Hong Kong Stock Exchange (ticker HK: 03826). From 2009 to 2011, he was the director and chief financial officer of China Electric Motor, Inc. (NASDAQ: CELM) and Apollo Solar, Inc. (OTC: ASOE). Mr. Fong has held various financial executive positions for companies with businesses between China and the U.S. and his experience as an independent board member includes: Universal Technology (HK: 1026) from 2006 to 2013; China Housing and Land Development Inc. (NASDAQ: CHLN) from 2010 to 2014; independent director and audit committee chair for Sisram Med (HK: 01696) since 2017; and Kandi Technologies Corp (NASDAQ: KNDI) from 2007 to 2011. He also worked as a manager for KPMG from 1996 to 1997, and for Deloitte & Touché and Ernst & Young in the U.S. from 1993 to 1995. He was an auditor for Deloitte & Touché from 1989 to 1992. Mr. Fong received his Bachelor’s degree in History from the Hong Kong Baptist University in 1982, an MBA in Accounting from the University of Nevada in 1988; he also earned a Master’s Degree in Accounting from the University of Illinois in 1993. Mr. Fong is a member of AICPA & HKICPA.

Ji (Richard) Li, 63, was elected as an independent board member by our stockholders in December 2018. Mr. Li has 23 years of experience in the telecom industry and he worked in various multinational companies. He started his career in 1982 as a lecturer in Huazhong University of Science and Technology in China. He was the General Manager of UTStarcom Inc. Shenzhen Office from 1995 to 2001, where he led a team to develop telecom switches based on soft switch technology, and the product was launched in China with more than 50 million subscribers. Mr. Li was the Founder of Fiberxon, Inc. from 2001 to 2004, where he led a team to develop fiber optics equipment, and this company was successful sold to MRV Communication. He was the founder and served as the Chief Executive Officer of AngleCare Inc. from 2005 to 2006, and led a team to develop mobile health care applications. Mr. Li was the CEO and General Manager of Wuhan HSC Technology Inc. from 2006 to 2007, he led a team to develop advertisement systems used for public transit systems and were successfully used in the Wuhan Taxi network. He has been serving as General Manager of Vinko Technology Inc. from 2010 to 2014, he led a team to develop telecom payment systems in China. He is currently an Angel Investor since 2014. Mr. Li received his Master’s Degree in Information Engineering from Huazhong University of Science and Technology.

Shizhu (Steve) Long, 61, was elected as an independent board member by our stockholders in March 2020. Mr. Long is an experienced telecommunication executive who has been working in the telecom industry for the last 25 years. Currently, he is the chief technology officer of Shenzhen Skyworth Digital Technology Corporation, which focuses on research and development, manufacture and sale of STB and broadband devices. He has comprehensive knowledge of the current telecommunications systems and equipment platforms. He recently had key research and development roles in the development of carrier class IPTV systems working with China Mobile Communications Corporations (“CMCC”) to develop mobile phone backend service and information aggregation services. His latest research areas are broadband intellectual property-based advanced content delivery services and pertinent terminals. His other major research and development achievements include the development of the core network of personal handy-phone system (“PHS”), which was deployed in more than 150 systems all over China. Prior to joining UTStarcom Corp to start his telecommunication industry career in 1998, Mr. Long was a professor at the HuaZhong University of Science and Technology. He is also a rapporteur of the International Telecommunication Union (“ITU”) of Geneva, Switzerland, particularly for Study Group 9 – Broadband cable and TV. Mr. Long received his Bachelor and Master degrees in Engineering from the HuaZhong University of Science and Technology.

Henry Sun, 50, is the Chief Financial Officer since October 1, 2021. Mr. Sun founded Reach China LLC in 2016, a cross-border consulting firm helping both American and Chinese companies with capital market introductions and international business development. From January 2011 to August 2016, Mr. Sun served as the CFO of Highpower International, Inc., a lithium battery company listed on Nasdaq. From November 2009 to December 2010, Mr. Sun was the CFO of Zoomlion Concrete Machinery Company, a division of Zoomlion that was listed on both the Shanghai and Hong Kong stock exchanges.  Mr. Sun also held financial management roles with various public and private companies including Merrill Lynch from 2003 to 2005. Mr. Sun has extensive experiences in financial reporting and planning, corporate finance and SEC compliance, investor relations, capital raising, as well as managing relationships with investment bankers.  Mr. Sun holds a MBA degree from the Thunderbird School of Global Management at Arizona State University, and a Bachelor of Engineering degree from the Beijing University of Posts and Telecommunications.

Anthony Chan, 68, is the Executive Director of Finance and US Operations since October 1, 2021, prior to which he was the Chief Financial Officer and Executive Vice President, Corporate Finance and joined the company in April 2015. Mr. Chan has over 30 years of experience in U.S. and China cross border investments and business operations. From July 2013 until March 2015, Mr. Chan served as the President of Asia Sourcing for Portables Unlimited in New York, a distributor of T-Mobile USA. From March 2009 until July 2013, he served as the CFO for Tianjin Tong Guang Digital Broadcasting Co. Ltd, a mobile communications products company. For the 20 years prior to that, he was involved in multiple investment and technology transfer projects between China, the U.S and Europe, in the areas of communication products, chemical fibers, textile machinery and medical equipment. Mr. Chan received both his bachelor’s and MBA degrees from the University of California at Berkeley.

Simon Sun, 56, is the Executive Vice President, Co-General Manager of Borqs’s Connected Solutions Business Unit and has served the company since November 2013. Mr. Sun has over 20 years of experience in research and development and product engineering in the mobile industry. He served as the Co-Founder and Chief Executive Officer of Nollec Wireless, Ltd., a mobile handset design house, from July 2007 to October 2013. He was the VP of engineering for CEC Wireless, another mobile handset design house in China from September 2006 to June 2007. Mr. Sun received his bachelor’s degree in Industrial Engineering from Tianjin University of China.

Hareesh Ramanna, 61, is our Executive Vice President, Co-General Manager of Connected Solutions Business Unit, Managing Director of India Operations and Head of Software Development, and has served our company since July 2009. Mr. Ramanna has over 20 years of experience in the mobile industry. Prior to joining us, he served as a Senior Director and Head of Mobile Devices Software in Global Software Group, Motorola India Electronic Limited from May 1992 to November 2008. Mr. Ramanna received his bachelor’s degree in Electronics and Communication from National Institute of Engineering in 1983, Post-Graduation Certification from Indian Institute of Science and an advanced leadership Certification from McGill University in collaboration with Lancaster University of UK and Indian Institute of Management in Bangalore.

Executive Officers

Our executive officers are designated by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers. There are no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Board of Directors and Corporate Governance

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. The Company held its last annual general meeting (“AGM”) on October 28, 2022. Our existing Class III directors will serve until our 2024 AGM, our existing Class II directors will serve until our 2023 AGM and our existing Class I directors will serve until our 2025 AGM. At each annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election.

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

Meetings of the Board of Directors

Our board of directors and committees of the board held 2 regular meetings plus executed on 14 unanimous written consents for the review and decision making on Company matters during the year 2022.

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

Summary Compensation Table

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non- equity incentive plan ($)	Non- qualified deferred earnings ($)	All other compen- sation ($)	Total ($)

Pat Sek Yuen Chan Chief Executive Officer	2022	382,200	68,700	590,000	-	-	-	-	1,040,900
Henry Sun Chief Financial Officer	2022	240,000	-	157,000	-	-	-	-	397,000
Anthony K. Chan Executive Director of Finance & US Operations	2022	-	-	565,739	-	-	-	-	565,739

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

Due to stringent operational cash flows caused by the COVID-19 pandemic, the Mr. Anthony Chan, voluntarily forfeited his salary for the period from April 1 to December 31 of the year 2020 in the amount of $189,000. Mr. Chan did not have a cash salary for the years ended December 31, 2022 and 2021.

Stock awards made to the executive officers were approved by the Board of Directors and valued as of the date of grant.

Outstanding Equity Awards at 2022 Year-End

Due to the issuance of restricted ordinary shares in exchange for all vested stock options as described in the previous section, there was no outstanding vested or unvested stock options held by any executives as of December 31, 2022.

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

Effective August 18, 2017, we adopted the Borqs Technologies, Inc. 2017 Equity Incentive Plan (“Equity Incentive Plan”), with five million ordinary shares issuable pursuant to equity awards under the plan. The number of ordinary shares reserved for issuance under the Equity Incentive Plan will increase automatically on January 1 of each of 2018 through 2027 by a number of shares that is equal to 5% of the aggregate number of outstanding ordinary shares as of the immediately preceding December 31. Our Board may reduce the size of this increase in any particular year. Outstanding awards under the 2007 Global Share Plan were assumed under the Equity Incentive Plan as of our acquisition of Borqs International by way of merger on August 18, 2017. Due to the issuance of restricted ordinary shares to our staff in exchange for all vested stock options as described in the previous section, there was no outstanding vested held by our staff as of December 31, 2022.

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

Employment Agreements and Other Arrangements with Named Executive Officers

Under our employment agreement with Pat Sek Yuen Chan, Mr. Chan serves as our President and Chief Executive Officer at a base salary of $382,200, In the event Mr. Chan’s employment would be terminated upon the occurrence of a merger with another company that has been in a loss position for three years or declared in bankruptcy, dissolved or liquidated, or if changes in the law result in the company or Mr. Chan unable to legally perform the contract, the Company will pay Mr. Chan an appropriate subsidy and compensation pursuant to the terms of the arrangement and in accordance with the provisions of relevant Chinese laws and regulations. Mr. Chan also agreed not to hold any appointment for any other entity that has a competitive relationship with the Company during, and for one year following the termination of, his employment arrangement with us.

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

Director Compensation

During the year ended December 31, 2022, our non-employee directors were entitled to receive cash compensation and an option to purchase ordinary shares or restricted stock awards. All nonemployee directors receive an annual fee of $30,000, and the chairperson of the Audit Committee receives an additional $18,000 per year and the chairperson of the Compensation Committee receives an additional $5,000 per year. Directors are entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the Board and committees of the Board. The following table sets forth the compensation paid to each person who served as a member of our Board in 2022 Pat Chan, our Chief Executive Officer and Chairman of the Board, did not receive any additional compensation for his service as a director, and his compensation is detailed in the Summary Compensation Table and related disclosures.

Director Compensation Table

The table below shows the compensation received by each of our non-employee directors for their services during 2022. Our non-employee directors do not receive fringe or other benefits.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Wan Yu (Lawrence) Chow	30,000	32,475	-	-	-	-	62,475
Heung Sang Addy (Dexter) Fong	48,000	38,625	-	-	-	-	86,625
Ji (Richard) Li	30,000	32,475	-	-	-	-	62,475
Shizhu (Steve) Long	30,000	32,475	-	-	-	-	62,475

Equity Awards for Directors

Due to the issuance of restricted ordinary shares in exchange for all options as described in the previous section, there was no outstanding vested or unvested stock options held by the directors as of December 31, 2022

Compensation Committee Interlocks and Insider Participation

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table presents information as to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2023 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our ordinary shares in the following table is based on 175,383,130 ordinary shares outstanding on March 31, 2023.

	Number of Shares	%
Name and Address of Beneficial Owners of 5% or more
Chongqing City Youtong Equity Investment Fund LLP (1)	56,257,838	32.08
Holu Hou Energy LLC (2)	28,877,184	16.47

Directors and Executive Officers (3)
Pat Sek Yuen Chan	6,943,988	3.96
Wan Yu (Lawrence) Chow	239,375	*
Heung Sang Addy (Dexter) Fong	350,000	*
Ji (Richard) Li	239,375	*
Shizhu (Steve) Long	241,161	*
Henry Sun	1,143,750	*
Anthony K. Chan	4,719,379	2.69
Hareesh Ramanna	1,670,198	*
Simon Sun	1,100,340	*

All directors and officers as a group (9 persons)	16,647,566	9.49

*	Less than one percent

(1)	The business address for Chongqing City Youtong Equity Investment Fund LLP is Industrial Park, No.123 Jin Tong Avenue, Adm Com – Tongnan District, Chongqing, China.
(2)	The business address for Holu Hou Energy LLC is 919 N Market St, Ste 950, Wilmington, DE 19801, USA
(3)	Unless otherwise indicated, the business address of each of the individuals is Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

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

After arbitration hearings held in May 2018, on November 27, 2018, the International Chamber of Commerce notified the Company of its decision and issuance of an arbitration award (the “Award”), which the Company received on November 29, 2018. Pursuant to the Award, the Company has the obligation to pay Samsung an aggregate of $2,546,401 plus an interest of 9% per annum starting May 16, 2018 until full payment is paid. Samsung was also awarded its attorney’s fees and expenses in the aggregate amount of approximately $1.73 million. The Company has reached an agreement with Samsung for settling the payments due Samsung by making 24 monthly payments beginning with April 2019. The Company has pledged $5 million worth of ordinary shares in escrow as security for the payments and in the event that the Company is in default of the scheduled payments, Samsung has the right to seize the escrow shares. Due to cash flow constraints resulting from the COVID-19 pandemic, we have not made payments to Samsung in the years 2020 and 2021. Beginning in June 2022, the Company has been making monthly payments to Samsung with the anticipation that all of the Award including accrued interests will be completely paid off by December 2023.

We have initiated arbitration proceeding in February 2022 in Hong Kong against KADI and its owners for breach of contract according to the KADI Agreement, seeking from KADI of i) a payment of $600,000 in cash previously paid to KADI, ii) the return of 1,043,550 ordinary shares of Borqs previously issued to the owners of KADI, and iii) payment in cash for loss of profit from KADI’s projected business in the amount of $5.3 million. As of the filing of this annual report, the arbitration is still on-going and there is no assurance that the outcome of the proceedings will be in favor of Borqs.

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

Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol, “BRQS”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

See above “Item 5. Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures about Market Risk – Credit Risk”.

Liquidity Risk

See above “Item 5. Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures about Market Risk – Liquidity Risk”.

Interest Rate Risk

The Company currently does not have any variable-rate borrowings, and has not entered into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Rate Risk

We generate almost all of our revenue from the Connected Solutions BU in U.S. Dollars and all of our revenue from the MVNO BU in Chinese Rmb Yuan. The majority of our general and administrative expenses are in Chinese Rmb Yuan and Indian Rupees. We paid for our costs of good in either US Dollars or Chinese Rmb Yuan depending on the source of the materials and components. For accounting purposes, non-US Dollars balance sheet items are converted to US Dollars at the mean exchange rate as of the date of the balance sheet, and non-US Dollars income and expense items are converted to US Dollars at the average exchange rate for the period of the reporting. We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during the year ended December 31, 2022, these foreign exchange fluctuations represented 2.7% of our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

Inflation Risk

We do business globally with international customers and suppliers. Our gross margin and operations can be adversely affected by global inflationary situations such as rising costs for raw materials, components, shipping and labor. The Company faces challenges in maintaining profitability of operations in economies experiencing high inflation rates caused by global Covid pandemic and political tension between Russia and Ukraine. The inflation rate in the U.S. has reached 40 year high in the beginning of 2022. It has affected the whole world economy, including our sourcing costs and business operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See section on risk factors.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OR PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) or 15d-15(e)) as of December 31, 2022 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, have concluded that, due to the outstanding material weakness described below, our disclosure controls and procedures are ineffective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2022. In the years ended December 31, 2021 and 2020, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

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

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Yu Certified Public Accountant, P.C. (“Yu CPA”), for the years ended December 31, 2021 and 2022:

$’000	2021	2022
Audit fees	$505	$600
Other audit service fees	$-	-
Tax review fee	$-	-
All other fees	-	-
Total fees	$505	$600

Audit fees for the years ended December 31, 2021 and 2022 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2021 and 2022, and the review of the financial statements included in our quarterly reports when we were a domestic filer, and review of documents provided in connection with our regulatory filings.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has an Insider Trading Policy in place. Under this Insider Trading Policy, every Borqs employee, contractor, consultant and board member is prohibited from trading in Borqs stock while in possession of material nonpublic information about Borqs, and are prohibited from giving material nonpublic information about Borqs or others to anyone who might trade on the basis of that information.

This policy applies to all transactions in Borqs securities, including ordinary shares of Borqs, restricted stock units and stock options, however acquired, and any other type of securities that Borqs may issue, such as preferred stock, convertible notes, warrants and exchange-traded options or other derivative securities.

All covered persons under the policy are permitted to trade in Borqs securities only during the trading window period that begins after the close of trading on the first full trading day following the widespread public release of our quarterly or year-end operating results, and ends at the close of trading on the twentieth calendar day in the third month of the then-current quarter.

While in possession of material nonpublic information, even if a trading window is in effect, no covered person possessing material nonpublic information about Borqs may trade in Company securities. Persons possessing such information may trade during a trading window only after the close of trading on the second full trading day following our widespread public release of such information.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Yu Certified Public Account PC, is set forth on pages F-1 through F-73 and are filed as part of this annual report.

ITEM 19. EXHIBITS

	Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Amended and Restated Memorandum and Articles of Association	8-K	001-37593	3.1	8/24/17
2.1	Borqs Technologies, Inc. 2017 Equity Incentive Plan, as amended	8-K	001-37593	10.10	8/24/17
2.2	Form of Warrant, dated August 18, 2017, by and between the Company and each of Warrant Holders	8-K	001-37593	10.11	8/24/17
2.3	Form of Warrant issued to Partners For Growth V, L.P.	8-K	001-37593	10.4	12/20/18
2.4	Description of Securities	20-F	001-37593	2.4	2/4/2020
4.1	Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.20	7/2/18
4.2	Subordination Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited, Borqs International Holding Corp., Spd Silicon Valley Bank Co., Ltd. and Partners for Growth V, L.P.	S-1/A	333-223034	10.21	7/2/18
4.3	Deed Of Guarantee and Indemnity, Effective as of April 30, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.22	7/2/18
4.4	Debenture, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.23	7/2/18
4.5	Deed and Charge Of Shares, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.24	7/2/18
4.6	Deed Of Guarantee and Indemnity, Effective as of April 30, 2018, by and Between Borqs Hong Kong Limited and Partners for Growth V., L.P.	S-1/A	333-223034	10.25	7/2/18
4.7	Debenture, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.26	7/2/18
4.8	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.27	7/2/18
4.9	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.28	7/2/18
4.10	Equitable Mortgage, Effective as of April 30, 2018, by and between Borqs Technologies, Inc. and Partners For Growth V, L.P.	S-1/A	333-223034	10.29	7/2/18

4.11	Waiver and Modification No. 2 To Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.30	7/2/18
4.12	Amended and Restated Registration Rights Agreement, dated August 18, 2017, by and among Pacific and certain shareholders of Pacific	8-K	001-37593	10.13	8/24/17
4.13	Share Purchase Agreement, dated January 18, 2018, by and among with Borqs Technologies, Inc. and Colmei Technology International Limited, Shenzhen Crave Communication Company, Limited, and their respective shareholders.	8-K	001-37593	99.1	1/22/18
4.14	Form of Indemnification Agreement, dated August 18, 2017, by and Borqs Technologies, Inc. and each of its directors and executive officers	10-K	001-37593	10.19	4/2/18
4.15	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.37	8/6/18
4.16	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.38	8/6/18
4.17	Amendment Agreement, Effective August 31, 2018, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.42	9/14/18
4.18	Amendment Agreement, Effective August 31, 2018, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.43	9/14/18
4.19	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.44	9/14/18
4.20	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd. Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.45	9/14/18
4.21	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.46	9/14/18
4.22	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd., Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.47	9/14/18
4.23	Loan and Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.48	9/14/18
4.24	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.49	9/14/18
4.25	Debenture, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.50	9/14/18

4.26	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.51	9/14/18
4.27	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth IV, L.P.	S-1/A	333-223034	10.52	9/14/18
4.28	Debenture, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.53	9/14/18
4.29	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.54	9/14/18
4.30	Subordination Agreement, Effective as of August 15, 2016, by and between Spd Silicon Valley Bank Co., Ltd. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.55	9/14/18
4.31	Facility Agreement for Working Capital Loans, Effective as of August 31, 2015, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.56	9/14/18
4.32	Guarantee Agreement for Corporate Guarantor, Effective as of August 31, 2015, Byand Between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.57	9/14/18
4.33	Amendment Agreement, Effective July 20, 2016, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.58	9/14/18
4.34	Amendment Agreement, Effective August 31, 2017, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.59	9/14/18
4.35	Facility Agreement for Working Capital Loan, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.60	9/14/18
4.36	Pledge Agreement Of Accounts Receivable, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.61	9/14/18
4.37	Amendment Agreement, Effective July 20, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.62	9/14/18
4.38	Amendment Agreement, Effective August 31, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.63	9/14/18
4.39	Share Purchase Agreement, dated as of December 15, 2018, by and among Borqs Technologies, Inc., Borqs Beijing, Ltd., Borqs Hong Kong Limited, Shanghai KADI Technologies Co., Ltd., KADI Technologies Limited and the selling shareholders named therein.	8-K	001-37593	10.1	12/20/18
4.40	Waiver and Modification No. 1 to Loan and Security Agreement, dated as of December 17, 2018, by and among Partners for Growth V, L.P., Borqs Hong Kong Limited, BORQS International Holding Corp. and Borqs Technologies, Inc.	8-K	001-37593	10.2	12/20/18
4.41	Promissory Note, dated December 17, 2018	8-K	001-37593	10.3	12/20/18
4.42	Amended and Restated Loan and Security Agreement, dated March 8, 2019, by and among the Company, PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.1	03/14/19

4.43	Reaffirmations of Intellectual Property Security Agreement and Joinder, dated March 8, 2019, by and among PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.4	03/14/19
4.44	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS HK and BORQS Tech HK	6-K	001-37593	10.5	03/14/19
4.45	Equity Mortgage, dated March 8, 2019, by and among PFG5, BORQS International and the Company	6-K	001-37593	10.6	03/14/19
4.46	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and BORQS Software Solutions Private Limited	6-K	001-37593	10.7	03/14/19
4.47	Custody and Control Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and Borqs Software Solutions Private Limited	6-K	001-37593	10.8	03/14/19
4.48	Securities Purchase Agreement, dated April 29, 2019, by and between the Company and Chongqing City Youtong Equity Investment Fund, Limited Liability Partnership	6-K	001-37593	10.1	05/22/19
4.49	Partial Assignment and Amendment of Backstop and Subscription Agreement, dated August 18, 2017, by and between Zhengqi, EarlyBirdCapital, Pacific and Borqs International	8-K	001-37593	10.12	8/24/17
4.50	Letter of Intent, dated January 8, 2018, by and between Borqs Technologies, Inc. and Shanghai KADI Technologies Co., Ltd.	10-K	001-37593	10.14	4/2/18
4.51	Vendor Master Services Agreement, dated July 5, 2013, by and between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	5/14/18
4.52	Vendor Master Services Agreement, dated July 5, 2013, by and Between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	7/2/18
4.53	Colmei Technology International Limited Master Manufacturing Agreement and Form of Purchase Order, dated March 6, 2017.	10-K	001-37593	10.17	4/2/18
4.54	Reliance Retail Limited Form of Purchase Order, dated November 23, 2015	10-K	001-37593	10.18	4/2/18
4.55	Exclusive Business Cooperation Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Beijing Big Cloud	S-1/A	333-223034	10.32	8/6/18
4.56	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Between Borqs Beijing Ltd. and Wang Lei	S-1/A	333-223034	10.33	8/6/18
4.57	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Wang Tun	S-1/A	333-223034	10.34	8/6/18
4.58	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Lei, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.35	8/6/18
4.59	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.36	8/6/18

4.61	Master Services Agreement for Software Development, dated February 8, 2018, by and between Cloudminds (Hong Kong) Ltd. and Borqs Hong Kong Limited.	10-Q	001-37593	10.1	11/19/18
4.63	Formal Commercial Cooperation Agreement for Mobile Communication Resale Business, dated June 5, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.63	2/4/2020
4.64	Memorandum of Understanding of Equity Transfer and Incentive, dated November 8, 2018, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinan Yuantel Communication Technology LLP	20-F	001-37593	4.64	2/4/2020
4.65	Ownership Transfer Agreement, dated February 14, 2019, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinggangshan Leiyi Venture Capital LLP	20-F	001-37593	4.65	2/4/2020
4.66	10% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.66	2/4/2020
4.67	Mobile Communication Resale Business Cooperation Agreement, dated January 10, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.67	2/4/2020
4.69	Waiver, Consent and Modification to Loan and Security Agreement, dated June 28, 2019, by and among PFG4, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.69	2/4/2020
4.70	Waiver, Consent and Modification No. 1 to Amended and Restated Loan and Security Agreement, dated June 28, 2019, by and among PFG5, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.70	2/4/2020
4.71	Supplementary Agreement 1 of the “Mobile Communication Resale Business Cooperation Agreement,” dated January 16, 2019, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.71	2/4/2020
4.72	20% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.72	2/4/2020
4.73	Engagement Letter, dated December 6, 2019, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
4.74	Amended Engagement Letter, dated January 17, 2020, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
4.75	Strategic Cooperation Agreement, dated January 2020, by and between China National Technical & Export Corp, Genertec America Inc., and the Company	20-F	001-37593	4.75	2/4/2020
4.76	Loan Agreement of November 27, 2020 with Run He	20-F	001-37593	4.76	4/26/2021
4.77	Settlement Agreement with LMFA Financing, LLC, Of December 14, 2020	20-F	001-37593	4.77	4/26/2021

4.78	Loan Agreement of December 30, 2020 with American West Pacific International Investment Corporation	20-F	001-37593	4.78	4/26/2021
4.79	Settlement Agreement with Growth V, L.P. of February 11, 2021	20-F	001-37593	4.79	4/26/2021
4.80	Form of Securities Purchase Agreement.	20-F	001-37593	4.80	4/26/2021
4.81	Form of Convertible Note.	20-F	001-37593	4.81	4/26/2021
4.82	Form of Warrant.	20-F	001-37593	4.82	4/26/2021
4.83	Form of Registration Rights Agreement.	20-F	001-37593	4.83	4/26/2021
4.84	YT Ownership Transfer Agreement, dated September 1, 2020, by and among Fengbin Tian, Beijing Big Cloud Century Network Technology Company, Limited, and Jinggangshan Leiyi Venture Capital Partnership Enterprise, Limited	20-F	001-37593	4.77	9/30/2020
4.85	Membership Interest Purchase Agreement	F-1	333-259856	10.32	11/04/2021
4.86	Limited Liability Company Agreement	F-1	333-259856	4.86	11/04/2021
8.1	List of Subsidiaries	20-F				X
11.1	Insider trading policy of the Company	20-F				X
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002.	20-F				X
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002.	20-F				X
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.	20-F				X
101.INS	Inline XBRL Instance Document.					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BORQS TECHNOLOGIES, INC.

By:	/s/ Pat Sek Yuen Chan
Name:	Pat Sek Yuen Chan
Title:	Chairman & Chief Executive Officer

Date: May 15, 2023

BORQS TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Borqs Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Borqs Technologies, Inc. (the “Company”) and its subsidiaries, variable interest entities (the “VIE”) and the VIE’s subsidiaries (collectively referred to as the “Group”), as of December 31, 2022 and 2021, the related consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of shareholders’ (deficit) equity, and consolidated statements of cash flows, for each of the three years ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows, for each of the three years ended December 31, 2022, in conformity with generally accepted accounting principles in the United States of America.

Emphasis of Matter - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Group has continued to incur losses, and it has not yet to generate favorable working capital; in addition, the Group’s operations were still adversely impacted by COVID-19 pandemic. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Deconsolidation of Holu Hou Energy LLC

As described in Note 4(a) to the consolidated financial statements, on October 19, 2021, the Group completed the acquisition of a 51% interest in Holu Hou Energy LLC (referred as “HHE”), for an aggregate consideration of $6.78 million, in which the cash consideration was $3.25 million, contingent consideration liabilities were $1.67 million. The acquisition was accounted for under the acquisition method of accounting which resulted in the recognition of identifiable intangible assets, as developed technology, of $4.49 million and goodwill of $12.21 million as of December 31, 2021.

As described in Note 4(c), in December 2022, the Group have received a letter from the Department of the Treasury on behalf of the Committee on Foreign Investment in the United States (“CFIUS”), stating that the Group was required to fully divest its ownership interests and rights in HHE since HHE’s solar energy storage system and related technology for multi-dwelling residential units were deemed a potential national security risk. Upon such a requirement from CFIUS and the Group’s resolution to fully comply with the requirement in this letter from CFIUS and terminate its control of HHE as of December 31, 2022, the Group no longer had a controlling interest in HHE resulting in deconsolidation of HHE.

The Group accounted for the deconsolidation of HHE by derecognizing the assets and liabilities of HHE and recognizing a loss in net loss attributable to the Company, which involved the valuation of the fair value of the retained non-controlling interest in HHE at the date of deconsolidation. Upon the deconsolidation of HHE, the Group recorded its non-controlling investment in HHE as equity investments without readily determinable fair value (referred as “equity investment”). Based on the valuation of the retained non-controlling interest in HHE, as of December 31, 2022, the fair value of such equity investment was zero and the Group recognized $3.61 million in net loss attributable to the Company from the deconsolidation of HHE and $5.39 million as the loss on the retained non-controlling interest.

Auditing the valuation of the retained non-controlling interest in HHE upon the deconsolidation, required a high degree of auditor judgments and an increased extent of efforts, due to the estimates uncertainty and the application of valuation techniques built in part, on assumptions around the future performance forecast of HHE, including assumptions impacted by future events, such as revenue growth rates for both existing and any future pipeline contracts, discount rates, expected volatility, forecasted results, such as revenue growth rates and EBITDA, and the comparable competitors selected in the market. Changes in these assumptions can have a material effect on the valuation assessment of the retained non-controlling interest in HHE.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, (i) evaluating management’s assumptions and methodology used to for estimate the fair value of HHE; (ii) evaluating the appropriateness of the valuation models; (iii) testing the completeness, accuracy, and relevance of underlying data used in the models; (iv) evaluating the reasonableness of significant assumptions and judgments made by management, including the revenue growth rate assumptions for both existing and any future pipeline contracts, discount rates, expected volatility; (v) comparing the future operating results to economic growth data, industry data, and growth rates utilized in the valuation analyses by the Group; (vi) evaluating the reasonableness of the selection set of comparable competitors, and the reasonableness of parameters chosen by the valuation professionals, implemented in the market approach; (vii) reviewing the documents related to the CFIUS’ actions, such as the CFIUS letter, the Board resolution, and the communication between the Group and CFIUS; (viii) reviewing the legal opinions from legal counsels on the timing of ceased control from the Group over HHE; and (ix) evaluating the competence, capabilities and objectivity of the valuation professionals engaged by the Group.

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

The Group has prepared future cash flow forecasts which involves judgement and estimation of key variables such as planned fund-raising activities, planned capital expenditures, future production volumes and market conditions with future economic conditions, including the impact of the global COVID-19 pandemic, and effects of key events including convertible note and debt restructure as described in Note 1(c), Note 13, and Note 20.

Auditing the Group’s going concern assessment described above is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned financing actions and other assumptions used in the Groups going concern analysis. The Groups ability to execute the planned financing actions are especially judgmental, provided the global financial markets and economic conditions have been, and continue to be, volatile as a result of the COVID-19 pandemic and a series of unpredictable events.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, among others, (i) evaluating management’s assumptions and methodology used in the model to estimate the future cash flows for the next 12 months from the date of our opinion, by comparing assumptions used by management against historical performance, economic and industry indicators, and the publicly available information; (ii) assessing the key assumptions, including those pertaining to revenue and the timing of significant payments in the cash flow forecast by comparing them to available purchase order, underlying agreements, and market data; (iii) comparing the assumptions to those used in impairment assessments, such as long-lived assets; (iv) performing sensitivity analysis on key assumptions, such as input prices and selling prices to determine their impact on the projections of future cash flows; and (v) evaluating the sufficiency of the Group’s disclosures with respect to going concern assessment.

/s/ Yu Certified Public Accountant, P.C.
(PCAOB ID: 5910)
We have served as the Company’s auditor since 2019.

New York, New York
May 15, 2023

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2021	2022
		$	$
ASSETS
Current assets:
Cash and cash equivalents		6,117	11,305
Restricted cash		211	32
Time deposits		-	1,436
Accounts receivable, net (net of allowance of $13,049 and $12,881 as of December 31, 2021 and 2022, respectively)		2,262	3,482
Inventories, net	(5)	6,760	4,235
Prepaid expenses and other current assets, net (net of allowance of $11,327 and $11,383 as of December 31, 2021 and 2022, respectively)	(6)	13,640	7,501
Current assets held for sale	(1)	2,220	-

Total current assets		31,210	27,991

Non-current assets:
Property and equipment, net	(8)	724	1,024
Construction in progress		94	-
Intangible assets, net	(9)	978	-
Right of use asset	(7)	1,674	704
Deferred tax assets	(17)	471	424
Non-current assets held for sale	(1)	18,101	-

Total non-current assets		22,042	2,152

Total assets		53,252	30,143

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2021	2022
		$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable		9,449	7,071
Accrued expenses and other payables	(12)	27,648	23,938
Contract liabilities - current		7,308	3,951
Lease liabilities - current	(7)	1,032	536
Amount due to related parties-current		2,492	746
Income tax payable		399	7
Short-term bank and other borrowings	(11)	361	-
Long-term bank borrowings - current portion	(11)	1,250	-
Contingent consideration –current		1,392	-
Convertible notes	(14)	9,990	1,691
Current liabilities held for sale	(1)	3,070	-

Total current liabilities		64,391	37,940

Non-current liabilities:
Unrecognized tax benefits	(17)	2,174	1,990
Deferred tax liabilities	(17)	1,011	909
Lease liabilities – non-current	(7)	754	39
Other payable – non-current		-	417
Contingent consideration – non-current		389	-
Other non-current liabilities		15	-
Non-current liabilities held for sale	(1)	1,804	-

Total non-current liabilities		6,147	3,355

Total liabilities		70,538	41,295

Commitments and contingencies

Shareholders’ deficit:
Ordinary shares (no par value; unlimited shares authorized; 10,209,481 shares and 57,182,633 shares issued and outstanding as of December 31, 2021 and 2022, respectively *)		-	-
Additional paid-in capital		262,271	310,267
Subscriptions receivable		(15,287)	(14,378)
Statutory reserve		1,901	1,901
Accumulated deficit		(271,040)	(305,072)
Accumulated other comprehensive loss	(15)	(1,091)	(3,512)

Total Borqs Technologies, Inc. shareholders’ deficit		(23,246)	(10,794)

Noncontrolling interest		5,960	(358)

Total shareholders’ deficit		(17,286)	(11,152)

Total liabilities, noncontrolling interest and shareholders’ deficit		53,252	30,143

*	Giving retroactive effect to the reverse split on June 27, 2022

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2020	2021	2022
		$	$	$
Net Revenues:
Software		10,063	10,732	13,080
Software – related party		507	-	-
Hardware		16,181	18,829	39,457

Total net revenues		26,751	29,561	52,537

Software		(9,691)	(9,429)	(6,149)
Hardware		(15,464)	(17,526)	(35,272)

Total cost of revenues		(25,155)	(26,955)	(41,421)

Total gross profit		1,596	2,606	11,116

Operating expenses:
Sales and marketing expenses		(750)	(151)	(341)
General and administrative expenses		(33,304)	(23,558)	(7,186)
Research and development expenses		(8,162)	(5,294)	(4,524)

Total operating expenses		(42,216)	(29,003)	(12,051)

Other operating income		-	247	148

Operating loss		(40,620)	(26,150)	(787)

Interest income		5	3	47
Interest expense		(3,795)	(11,680)	(11,732)
Other income		231	2,376	240
Other expense		(210)	(3,207)	(2,123)
Gain (loss) on disposal of subsidiary		10,096	(303)	-
Contingency (loss) reversal		(3,065)	3,277	-
Gain (loss) on debt settlement		26	(17,199)	217
Loss related to equity financing		-	-	(3,669)
Change in fair value of contingent consideration for the acquisition of HHE		-	(111)	-
Loss on additional acquisition cost to HHE in shares		-	-	(5,950)
Loss on deconsolidation of a subsidiary	(4)	-	-	(3,610)
Foreign exchange gain (loss)		1,649	(2,661)	(1,519)

Loss from continuing operations, before income taxes		(35,683)	(55,655)	(28,886)

Income tax (expense) benefit	(17)	(406)	445	(59)

Net loss from continuing operations		(36,089)	(55,210)	(28,945)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2020	2021	2022
		$	$	$
Discontinued operations
Income (loss) from operations of discontinued entities		1,302	(1,392)	(9,916)

Net income (loss) on discontinued operations		1,302	(1,392)	(9,916)

Net loss		(34,787)	(56,602)	(38,861)

Net loss attributable to noncontrolling interest – continuing operations		(1)	(54)	(190)
Net income (loss) attributable to noncontrolling interest – discontinued operations		716	(683)	(4,639)
Less: net income (loss) attributable to noncontrolling interest		715	(737)	(4,829)

Net loss attributable to Borqs Technologies, Inc.		(35,502)	(55,865)	(34,032)

Net loss attributable to ordinary shareholders		(35,502)	(55,865)	(34,032)

Net loss per share from continuing operations attributable to Borqs Technologies, Inc.
Loss per share—Basic *:		(12.97)	(7.48)	(1.25)
Loss per share—Diluted *:		(12.97)	(7.48)	(1.25)

Net (loss) earnings per share from discontinued operations attributable to Borqs Technologies, Inc.
Earnings (loss) per share—Basic *:		0.21	(0.10)	(0.23)
Earnings (loss) per share—Diluted *:		0.21	(0.10)	(0.23)

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic *:		(12.76)	(7.58)	(1.48)
Loss per share—Diluted *:		(12.76)	(7.58)	(1.48)

Number of ordinary shares used in earnings per share computation:
Weighted-average number of ordinary shares used in calculating continuing operations—basic *		2,782,188	7,370,719	22,951,092
Weighted-average number of ordinary shares used in calculating continuing operations—diluted *		2,782,188	7,370,719	22,951,092

Weighted-average number of ordinary shares used in calculating discontinued operations—basic *		2,782,188	7,370,719	22,951,092
Weighted-average number of ordinary shares used in calculating discontinued operations—diluted *		2,782,188	7,370,719	22,951,092

*	Giving retroactive effect to the reverse split on June 27, 2022

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2020	2021	2022
		$	$	$
Net loss		(34,787)	(56,602)	(38,861)
Other comprehensive income (loss) , net of tax of nil:
Foreign currency translation adjustments, net of tax of nil		1,498	507	(1,456)
Other comprehensive income (loss) , net of tax of nil		1,498	507	(1,456)
Comprehensive loss		(33,289)	(56,095)	(40,317)
Less: comprehensive income (loss) attributable to noncontrolling interest		41	(10)	76
Comprehensive loss attributable to Borqs Technologies, Inc.		(33,330)	(56,085)	(40,393)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares *	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2020	2,429,820	-	150,455	(15,287)	2,097	(1,904)	(179,672)	(44,311)	(4,394)	(48,705)
Consolidated net loss	-	-	-	-	-	-	(35,503)	(35,503)	715	(34,788)
Foreign exchange difference	-	-	-		-	661	-	661	-	661
Debt equity conversion settlement (4)	192,430	-	3,594		-	-		3,594	-	3,594
Disposal of Yuantel(2)			(6,959)			-		(6,959)	3,566	(3,393)
Contribution by management (5)	-	-	396		-	-	-	396	-	396
Issuance of ordinary shares for collateral (6)	250,000	-	4,080	(4,080)	-	-	-	-	-	-
Share-based compensation (7)	873,946	-	19,994	-	-	-	-	19,994	-	19,994

Balance as of December 31, 2020	3,746,196	-	171,560	(19,367)	2,097	(1,243)	(215,175)	(62,128)	(113)	(62,241)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares *	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2021	3,746,196	-	171,560	(19,367)	2,097	(1,243)	(215,175)	(62,128)	(113)	(62,241)
Consolidated net loss	-	-	-	-	-	-	(55,865)	(55,865)	(737)	(56,602)
Foreign exchange difference	-	-	-		-	152	-	152	-	152
Debt equity conversion settlement (4)	1,514,646	-	36,092	-	-	-	-	36,092	-	36,092
Disposal of a subsidiary	-		-	-	(196)	-	-	(196)	-	(196)
Issuance of warrants associated with convertible notes (8)	-	-	12,950	-	-	-	-	12,950	-	12,950
Shares conversion of convertible notes (8)	1,496,271	-	21,433	-	-	-	-	21,433	-	21,433
Warrants exercised into shares (8)	1,931,729	-	55	-	-	-	-	55	-	55
Shares released from escrow (6)	-	-	-	4,080	-	-	-	4,080	-	4,080
Acquisition of a subsidiary (9)	925,398	-	5,516	-	-	-	-	5,516	6,513	12,029
Capital injection from non-controlling shareholders of a subsidiary (10)	-	-	-	-	-	-	-	-	297	297
Share-based compensation (7)	594,980	-	14,665	-	-	-	-	14,665	-	14,665

Balance as of December 31, 2021	10,209,220	-	262,271	(15,287)	1,901	(1,091)	(271,040)	(23,246)	5,960	(17,286)

*	Giving retroactive effect to the reverse split on June 27, 2022

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2022	10,209,220	-	262,271	(15,287)	1,901	(1,091)	(271,040)	(23,246)	5,960	(17,286)
Consolidated net loss	-	-	-	-	-	-	(34,032)	(34,032)	(4,829)	(38,861)
Foreign exchange difference	-	-	-		-	(2,421)	-	(2,421)	-	(2,421)
Loan conversion with ordinary shares (4)	338,968	-	1,139	-	-	-	-	1,139	-	1,139
Issuance of ordinary shares as collateral	1,003,593	-	2,760	(2,760)	-	-	-	-	-	-
Shares conversion of convertible notes (8)	19,324,628	-	28,692	-	-	-	-	28,692	-	28,692
Warrants exercised into shares (8)	17,360,652	-	-	-	-	-	-	-	-	-
Issuance of warrants associated with convertible notes (8)	-	-	6,069	-	-	-	-	6,069	-	6,069
Shares issued for additional acquisition cost to HHE (9)	5,000,000	-	5,950	-	-	-	-	5,950	-	5,950
Capital injection from non-controlling shareholders of a subsidiary (10)	-	-	-	-	-	-	-	-	437	437
Deconsolidation of a subsidiary (11)	-	-	-	-	-	-	-	-	(1,926)	(1,926)
Settlement of equity financing (12)	-	-	-	3,669	-	-	-	3,669	-	3,669
Share-based compensation (7)	3,945,572	-	3,386	-	-	-	-	3,386	-	3,386

Balance as of December 31, 2022	57,182,633	-	310,267	(14,378)	1,901	(3,512)	(305,072)	(10,794)	(358)	(11,152)

(1)	Refer to Note 2(gg) for information regarding subscription receivables.

(2)	Refer to Note 1(c) for information regarding transactions related to equity interests in Yuantel.

(3)	Refer to Note 20(d) for information regarding repurchase of ordinary shares.

(4)	Refer to Note 20(g) for information regarding debt repayment settlement.

(5)	Refer to Note 20(h) for information regarding contribution by management.

(6)	Refer to Note 20(i) for information regarding issuance of shares for collateral.

(7)	Refer to Note 16(a)(b) for information regarding share-based compensation.

(8)	Refer to Note 14 for information regarding warrants granted associated with convertible notes.

(9)	Refer to Note 4 for information regarding acquisition of HHE.

(10)	Refer to Note 20(m) for information regarding capital injection from non-controlling shareholders.

(11)	Refer to Note 4 for information regarding deconsolidation of a subsidiary.

(12)	Refer to Note 20(c) for information regarding settlement of equity financing.

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2020	2021	2022
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(34,787)	(56,602)	(38,861)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision (reversal of provision) on accounts receivables & other current assets		4,371	(1,757)	(20)
Depreciation of property and equipment		149	123	376
Amortization of intangible assets		5,430	2,110	1,427
Amortization of right of use asset		815	829	537
Loss on disposal of property and equipment		10	-	-
Impairment of inventory		782	1,268	-
Impairment of intangible assets		724	-	-
Deferred income tax (benefits) expenses		(1,003)	680	(55)
Interest expense related to debt discount		-	9,945	11,387
Share-based compensation expenses		3,002	7,937	2,782
(Gain) loss on debt settlement		(26)	17,199	(217)
(Gain) loss on disposal of subsidiary		(10,096)	303	-
Non-employee share-based compensation expenses		16,992	9,596	604
Contingency loss		3,065	-	-
Reversal of contingency loss		-	(3,277)	-
Gain from debt forgiveness		-	(2,094)	-
Change in fair value of contingent consideration for the acquisition of HHE		-	111	-
Loss on additional acquisition cost to HHE in shares		-	-	5,950
Loss related to equity financing		-	-	3,669
Loss from deconsolidation of HHE		-	-	3,610
Changes in operating assets and liabilities, net of the effects of an acquisition:
Accounts receivable		1,560	(1,379)	(1,052)
Inventories		2,202	(5,310)	1,982
Contract assets		-	(1,414)	1,485
Prepaid expenses and other current assets		(7,678)	(12,944)	6,343
Other non-current assets		(3,221)	-	-
Accounts payable		(2,984)	(1,261)	(1,379)
Accrued expenses and other payables		13,032	9,753	(3,673)
Advances from customers and contract liabilities		493	(92)	2,107
Amounts due to related parties		(351)	(1,288)	(1,766)
Deferred revenues		(28)	1,040	9
Long-term payable		(361)	669	(252)
Income tax payable		974	(1,454)	(392)
Right of use asset		(819)	(1,796)	433
Lease liabilities		(132)	435	(542)
Other non-current liabilities		84	(68)	(15)

Net cash used in operating activities		(8,059)	(28,738)	(5,523)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(72)	(781)	(718)
Purchases of intangible assets		(141)	-	-
Cash disposed of from deconsolidation of HHE		-	-	(1,117)
Proceeds from disposal of a subsidiary, net of cash balance at disposed entity		4,172	-	-
Investment in time deposit		-	-	(1,436)
Investment in convertible bond and cash loan		-	(338)	(100)
Proceeds from acquisition of a subsidiary, net of cash acquired		-	121	-

Net cash generated from (used in) investing activities		3,959	(998)	(3,371)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated)

	Note	2020	2021	2022
		$	$	$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank and other borrowings		5,300	3,507	155
Repayments of short-term bank and other borrowings		(7,905)	(3,906)	(579)
Proceeds from long-term bank and other borrowings		1,250	-	112
Repayments of long-term bank and other borrowings		-	(111)	(1)
Proceeds from issuance of convertible notes		-	34,427	15,075
Proceeds from exercising of warrants		-	55	-
Proceeds from non-controlling shareholders of a subsidiary		-	297	138
Net cash (used in) generated from financing activities		(1,355)	34,269	14,900

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash		228	311	(2,594)

Net (decrease) increase in cash and cash equivalents and restricted cash		(5,227)	4,844	3,412
Cash and cash equivalents and restricted cash at the beginning of year		8,308	3,081	7,925

Cash and cash equivalents and restricted cash at the end of year		3,081	7,925	11,337
Less: cash and cash equivalents and restricted cash of discontinued operations at the end of year		-	1,597	-

Cash and cash equivalents and restricted cash of continuing operations at the end of year		3,081	6,328	11,337

Reconciliation of cash and cash equivalents and restricted cash of the continuing operations
Cash and cash equivalents of continuing operations at the end of year		3,044	6,117	11,305
Restricted cash of continuing operations at the end of year		37	211	32
Total cash and cash equivalents and restricted cash of continuing operations		3,081	6,328	11,337

Reconciliation of cash and cash equivalents and restricted cash of the discontinued operations
Cash and cash equivalents of discontinued operations at the end of year		-	1,597	-
Restricted cash of discontinued operations at the end of year		-	-	-
Total cash and cash equivalents and restricted cash of discontinued operations		-	1,597	-

	For the years ended December 31,
	2020	2021	2022
	$	$	$
Supplemental disclosures of cash flow information:
Interest paid	(3,614)	(1,707)	(232)
Interest received	8	4	24
Income tax paid	(544)	(375)	(254)
Cash paid included in the measurement of lease liabilities	(1,008)	(1,088)	(678)
Supplemental schedule of non-cash activities:
Acquisition of a subsidiary	-	3,529	-
Loan conversion with ordinary shares	-	-	1,250
Conversion of convertible notes	-	21,433	28,692
Issuance of shares for an increase in subscription receivable	4,080	-	2,760
Shares released from escrow	-	4,080	-
Issuance of shares in exchange for advisory services	16,992	9,651	604
Debt settlements by issuance of ordinary shares	3,439	36,092	-
Settlement of equity financing	-	-	3,669
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	797	1,780	575

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

(c) COVID-19 Pandemic

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

Although the Group’s revenues in 2022 improved to $52.5 million as compared to $29.6 million in 2021, the impact of the continuing COVID-19 pandemic on the year 2023 and beyond is still unknown as of the filing of this annual report and may cause our revenue in future periods to decline.

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

(d) VIE and discontinued operation disclosures

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

The Company disposed Yuantel to a third-party entity which also purchased the ownership of Yuantel that was sold to the first buyer in 2019. The disposal was completed On October 29, 2020 and as a result, the Group deconsolidated Yuantel on that date. The consolidated balance sheets as of December 31, 2019 and consolidated statements of operations for the years ended December 31, 2019 have been adjusted to reflect this change. There was no discontinued operation on the balance sheet as of December 31, 2020 as Yuantel had been disposed of in October 2020. Accordingly, revenues and expenses and cash flows related to the Company’s MVNO BU during January 1, 2020 to October 29, 2020 presented as discontinued operation in the accompanying consolidated financial statements. Afterwards, the Group did not have any continuing involvement with Yuantel and Yuantel was a third-party company after the deconsolidation.

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

During the year ended December 31, 2021, the nominee shareholder of Big Cloud Network signed an agreement with the Group, to transfer his equity share in Big Cloud Network to one of the Group’s subsidiaries. By transferring all the shareholder’s rights and obligations under the agreement, the nominee shareholder no longer has any rights in Big Cloud Network or rights and interests in the proceeds of disposal of Yuantel. As a result, the probable loss has been reversed and the contingent liability of $3.2 million has been reversed.

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

The following tables represent the financial information of the Consolidated VIEs classified as discontinued operations for the period ended October 29, 2020 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Group:

The period starting from January 1 to October 29,
2020
$
Net revenues	29,023
Cost of revenues	(21,637)

Total gross profit	7,386

Operating expenses:
Sales and marketing expenses	(4,598)
General and administrative expenses	(540)
Research and development expenses	(938)

Total operating expenses	(6,076)

Operating (loss) income	1,310

Interest income, net	4
Other (expense) income, net	(12)

(Loss) income from discontinued operation, before income taxes	1,302

Income tax benefit (expense)	-

(Loss) income from discontinued operations	1,302

Less: net income (loss) attributable to noncontrolling interest	-

Net (loss) income attributable to Borqs Technologies, Inc.	1,302

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

The period starting from January 1 to October 29,
2020
$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	1,302
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Impairment of doubtful debt	(300)
MNVO BU management compensation	-
Deferred income tax benefits	-
Changes in operating assets and liabilities	(2,557)

Net cash used in operating activities	(1,555)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(37)
Purchases of intangible assets	(355)
Proceeds from disposal of non-controlling interest	-
Payments to acquiring non-controlling interest	-

Net cash provided by (used in) investing activities	(392)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term bank and other borrowings	-

Net cash generated from (used in) financing activities	-

Effect of foreign exchange rate changes on cash and short-term investment	38

Net change in cash and cash equivalents and restricted cash	(1,910)

Cash and cash equivalents and restricted cash at beginning of year	2,296

Cash and cash equivalents and restricted cash at end of year	386

(e)	HHE reclassified as discontinued operation disclosures

In December 2022, the Group received letter from Department of the Treasury/Committee on Foreign Investment in the United States (“CFIUS” or “the Committee”) regarding the case of Borqs owned 51% of HHE’s class A shares. The Committee identified risks to the national security of the United States arising from the transaction relate to foreign proximity to US military personnel and installations through HHE’s physical access to customers and facilities.

According to the Committee’s assessments and evaluation, Borqs and HHE (“the parties”) may seek to abandon the transaction. Such action will require negotiation with CFIUS to fully divest Borqs’ ownership interests and rights in HHE, subject to terms that fully address all identified national security risks to the satisfaction of CFIUS.

On March 16, 2023, the Company and HHE entered into a National Security Agreement (“NSA”) with the Department of Defense and Department of Treasury. The NSA provides that the divestment shall occur within six months unless extended by the U.S. Government. The NSA also contains standstill provisions which provide that the Group shall not acquire any additional ownership interest in HHE, merge with or into HHE, effect any changes to the rights held by the Company, except as necessary to effect its obligations under the NSA, or acquire or take possession of any assets of HHE. Further, upon the completion of the Divestment, the Group shall terminate or irrevocably waive any information, consent, board appointment, board observer, or other governance rights held by the Group, except for any and all rights that are determined by the U.S. Government to be necessary to effect the provisions of the NSA. The NSA outlines the steps to be taken with respect to the Divestment: engaging a nationally recognized investment bank with experience in administering competitive sales and auction processes; assigning and hiring of security and monitoring personnel to directly communicate with the U.S. Government; removing all of Borqs’ administrative and technical influence over HHE; and creating a plan to divest all of Borqs’ investment interests and rights in HHE. Pursuant to the requirement of the NSA, Borqs has assigned its interests in HHE into a Divestment Trust according to a Divestment Trust Agreement (“DTA”) dated March 20, 2023 entered into between Borqs, HHE and a trustee.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

As of December 31, 2021, the Group classified the HHE as held for sale and reported in discontinued operation (see Note 4(c) for details).

The following tables represent the financial information of HHE classified as discontinued operations as of December 31, 2021, and as of December 31, 2022 before the deconsolidation of HHE, and for the years ended December 31, 2021 and 2022 before eliminating the intercompany balances and transactions between HHE and other entities within the Group:

	As of December 31,
	2021	2022 Deconsolidation Date
Carrying amounts of major classes of assets included as part of the assets held for sale	$	$
Cash and cash equivalents	1,597	1,117
Inventories, net	430	973
Prepaid expenses and other current assets, net	193	31

Current assets held for sale	2,220	2,121

Property and equipment, net	9	45
Intangible assets, net	4,399	3,949
Goodwill	12,208	12,208
Contract assets	1,485	-

Non-current assets held for sale	18,101	16,202
Total assets of HHE classified as held for sale	20,321	18,323

Carrying amounts of major classes of liabilities included as part of liabilities held for sale
Accounts payable	754	1,755
Accrued expenses and other payables	287	218
Contract liabilities - current	1,095	6,567
Amount due to related parties	20	-
Short-term borrowings	914	851

Current liabilities held for sale	3,070	9,391

Long-term borrowings	661	472
Deferred tax liabilities	1,143	1,143

Non-current liabilities held for sale	1,804	1,615
Total liabilities of HHE classified as held for sale	4,874	11,006

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

	For the years ended December 31,
	2021	2022
	$	$
Net revenues	-	4,034
Cost of revenues	-	(8,160)

Total gross profit	-	(4,126)

Operating expenses:
Sales and marketing expenses	(51)	(142)
General and administrative expenses	(1,066)	(4,044)

Total operating expenses	(1,117)	(4,186)

Operating loss	(1,117)	(8,312)

Interest expense, net	(275)	(343)
Other expense	-	(1,261)

Loss from discontinued operation, before income taxes	(1,392)	(9,916)

Income tax benefit (expense)	-	-

Loss from discontinued operations	(1,392)	(9,916)

	For the years ended December 31,
	2021	2022
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,392)	(9,916)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	102	479
Changes in operating assets and liabilities	(343)	7,489

Net cash used in operating activities	(1,633)	(1,948)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	-	(66)

Net cash used in investing activities	-	(66)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shareholders	3,547	1,487
Proceeds from short-term and other borrowings	200	155
Repayments of short-term and other borrowings	(527)	(218)
Proceeds from long-term and other borrowings	-	112
Repayments of long-term and other borrowings	(111)	(2)

Net cash generated from financing activities	3,109	1,534

Net increase (decrease) in cash and cash equivalents and restricted cash	1,476	(480)

Cash and cash equivalents and restricted cash at beginning of year	121	1,597

Cash and cash equivalents and restricted cash at end of year	1,597	1,117

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

In December 2022, the Group received a letter from the Department of the Treasury on behalf of the Committee on Foreign Investment in the United States (“CFIUS”) stating that the Company is required to negotiate with CFIUS to fully divest its ownership interests and rights in HHE due to HHE’s solar energy storage system and EnergyShare technology for Multi-Dwelling Residential Units being deemed a potential national security risk.

On March 16, 2023, the Group entered into the National Security Agreement by and among (i) Borqs; (ii) HHE; and (iii) Department of Defense and Department of Treasury, represents the U.S. Government. According to the agreement, the Group shall complete the Divestment within six months unless extended by the U.S. Government. The Group’s solar energy business met the criteria to be reported as a discontinued operation and, as a result, HHE’s historical financial results are reflected in the Group’s consolidated financial statements as a discontinued operation, and assets and liabilities were retrospectively reclassified as assets and liabilities held for sale for all periods presented. Refer to Note 1 (d) for detailed information.

(b) Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2022, the Group had cash and cash equivalents of $11.3 million and restricted cash of $0.03 million and has generated a net loss from continuing operations of $28.9 million and cash inflows of $3.4 million for the year then ended.

The Group’s cash level at December 31, 2022 was not adequate for operations in the 2022 fiscal year and financing was needed; and the due to the COVID-19 pandemic, negative effects from slow collection from receivables and significant cancellation of otherwise signed purchase orders from customers were observed as early as January 2020. The Group’s operations in the fiscal year 2020 was reduced to minimal levels due to lock down of cities in India and in China, and our contracted manufacturing with third parties was also reduced to about one third of the previous year’s volume. The Group had to rely on customer advances and short-term supply chain related load to sustain such minimal operation during the months affected most severely affected by the COVID-19 pandemic. Except for one significant customer in the U.S., all other purchase order from different countries of the world have been reduced or cancelled.  Although the Group’s businesses have recovered or are starting to recover in the fiscal 2022, it is not possible to determine the ultimate impact of the COVID-19 pandemic on the Group’s business operations and financial results as the quick spread of Omicron new variant across mainland China and Hong Kong, many cities in China had experienced lockdown or partial lockdown from time to time since the beginning of 2022.

During the year ended December 31, 2022, the Group executed a settlement agreement with Samsung regarding the arbitration compensation. According to the settlement agreement, the payment period of eighteen months beginning on July 2022.

These factors raise substantial doubt about the Group’s ability to continue as a going concern for the next twelve months from the date of issuance of these consolidated financial statements. Management’s plan to alleviate the substantial doubt about the Group’s ability to continue as a going concern include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis. The management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, it would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

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

(d) Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in Note 1 (c) and 1 (d).

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

(h) Restricted cash and time deposits

Cash and time deposits that are restricted as to withdrawal or use for current operations are classified as restricted cash and restricted term deposits, respectively.

Restricted cash as of December 31, 2021 mainly represents the cash frozen by the authority related to a lawsuit in PRC (Note 12). Restricted cash as of December 31, 2022 mainly represents the cash frozen by a bank as credit card deposit.

Time deposits as of December 31, 2022 represents a bank deposit has original maturity with six months in one of the Group’s subsidiaries. As of December 31, 2021, the Group has no time deposit.

(i) Accounts Receivable

Accounts receivable are carried at net realizable value. An allowance of doubtful accounts is recorded in the period when the collection of full amount is no longer probable. The Group reviews the accounts receivable for expected credit loss on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. The Group adopt Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326) on January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. See Note 2 (o) below for current expected credit loss.

(j) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to reduce the cost of inventories to its net market value are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventories provision of $2,255 and $1,924 were recorded as of December 31, 2021 and 2022, respectively.

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has two operating segments as its reporting units, namely Solar Energy Business and Connected Solution. Goodwill is recorded at the Solar Energy reporting unit. The Group performed impairment analysis on goodwill as of December 31 every year beginning with a qualitative assessment, or starting with the quantitative assessment instead. The quantitative goodwill impairment test compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows   and income approach valuation methodologies. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

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

(n) Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value. The Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying judgment in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss of investments equal to the difference between the carrying value and fair value.

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

Movement of the allowance for doubtful accounts for accounts receivable and contract assets is as follows:

	Year ended December 31,
	2021	2022
	$	$
Balance as of January 1	12,883	13,049
Provisions (reversal of provision) for doubtful accounts	169	(153)
Write offs	-	-
Changes due to foreign exchange	(3)	(15)
Balance as of December 31	13,049	12,881

Movement of the allowance for other receivables in prepaid expenses and other current assets, is as follows:

	Year ended December 31,
	2021	2022
	$	$
Balance as of January 1	13,992	11,327
Provisions for doubtful accounts	-	133
Reversal of provision for doubtful accounts	(1,926)	-
Write offs	(764)	-
Changes due to foreign exchange	25	(77)
Balance as of December 31	11,327	11,383

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The impairment loss of long-lived assets was $703, $nil and $nil for the years ended December 31, 2020, 2021 and 2022, respectively, based on the impairment test performed.

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

The revenue arising from contracts related to MVNO business is included in the line of “Income (loss) from operations of discontinued entities” on the Group’s consolidated statement of operations.

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

	2023	2024	2025
	(US$ in thousands)
Software development service	1,025	177	255
Hardware product sales	1,614	17	854

(v) Contract assets

Contract assets represent the right to consideration in exchange for services that the Group have transferred to the customer before payment is due.

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

(y) Contract Liabilities

Contract liabilities primarily relate to multiple element arrangements for which billing has occurred but transfer of control of all elements to the customer has either partially or not occurred at the balance sheet date. This includes cash received from customers for services or products in advance of the transfer of control. For the year ended December 31, 2022, the Group recognized revenue of $5,738 that was included in the advances from customers and deferred revenue at January 1, 2022. For the year ended December 31, 2021, the Group recognized revenue of $4,949 that was included in the advances from customers and deferred revenue at January 1, 2021.

(z) Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of long-lived assets, amortization of acquired intangible asset, payroll and other related costs of operations.

(aa) Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to $1, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively for the Group’s continuing operation.

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

(ff) Reverse stock split

The Board of Directors of the Group approved a reverse stock split of the Group’s issued and outstanding shares at a ratio of 1-for-16 (the “Reverse Stock Split”) on June 08, 2022. The Reverse Stock Split became effective on June 27, 2022. As a result, the Group’s issued and outstanding shares was decreased in inverse proportion to the ratio.

When the Reverse Stock Split became effective, each sixteen shares of issued and outstanding shares were converted into one newly issued and outstanding share. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares of common stock that would have otherwise resulted from the Reverse Stock Split were rounded up to the nearest full share. No cash or other consideration was paid in connection with any fractional shares that would otherwise have resulted from the Reverse Stock Split.

As a result of the Reverse Stock Split, 298,406,545 shares of common stock that were issued and outstanding at June 27, 2022 was reduced to 18,681,481 shares of common stock (taking into account the rounding of fractional shares).

Except where otherwise specified, all number of shares, share prices and per share data in the consolidated financial statements and the notes to the consolidated financial statements have been retroactively restated as if the Reverse Stock Split occurred at the beginning of the periods presented.

(gg) Subscriptions receivable

As of December 31, 2022, subscriptions receivable included investment amounts in the form of (i) ownership of KADI that has been contemplated to be sold to the Group in exchange for shares of the Group, and (ii) escrow shares to Samsung in the year 2019 and 2022 as security for arbitration compensation. Since the shares in all these cases have already been issued, these items were recorded as subscriptions receivable on the equity section of the Group’s consolidated balance sheet as of December 31, 2022.

(hh) Share-based compensation

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

(ii) Comprehensive income (loss)

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

(jj) Segment reporting

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

As discussed in Note 1(c), assets and liabilities related to HHE, which the Group acquired in October 2021 were reclassified as held for sale and revenues and expenses related to Solar segment were reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

(kk) Employee benefits

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

(ll) Loss per share

Loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Group’s Convertible Redeemable Preferred Shares (Note 24) were participating securities. As the participating securities do not share the losses of the Group, the computation of basic earnings per share using two-class method is not applicable when the Group is at a net loss position. Diluted (loss) earnings per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method and shares issuable upon the exercise of the Group’s warrant using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(mm) Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, to require financial assets carried at amortized cost to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU 2019-10 and ASU 2019- 11 to provide additional guidance on the credit losses standard. The ASUs are effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group has adopted the amendments in these ASUs on January 1, 2020, and the adoption of the amendments did not have a material impact on the consolidated financial position and results of operations.

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

(a) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and accounts receivable from related parties. As of December 31, 2021 and 2022, the aggregate amount of cash and cash equivalents and restricted cash from continuing operations were $6,328 and $11,337, respectively. As of December 31, 2021 and 2022, the aggregate amount of cash and cash equivalents and restricted cash of $1,443 and $1,930 respectively, were held at major financial institutions located in the PRC, and $4,885 and $9,407, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

The Group has cash held by Silicon Valley Bank as of December 31, 2022. On March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank and appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. On March 12, 2023, the U.S. Department of the Treasury, the Federal Reserve and the FDIC released a joint statement confirming that all depositors of Silicon Valley Bank would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts. The Group received full access to the funds in its deposit and money market accounts on March 13, 2023. In light of actions by the federal government to fully protect deposit accounts, the Group has not experienced any credit losses on its deposits of cash.

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

(i) Customer concentration risk – the Group’s main operations are dependent upon a few customers, with one particularly large customer representing 30.05% of our net revenues in the 2022 fiscal year. It is always considered at least reasonably possible that any customer can be lost in the near time. There is no guarantee that the large customer will continue to place orders with the Group or award similar volume of business to the Group. The Group’s top five customers accounted for 88.2%, 87.8% and 86.4% of our net revenues in the years ended December 31, 2020, 2021 and 2022, respectively.

The accounts receivable from the largest single customer accounted for 77% and 43% of the Group’s total accounts receivable for the years ended December 31, 2021 and 2022, respectively.

(ii) Product concentration and geography concentration risks – For the fiscal year of 2020, approximately 41.8% of the Group’s net revenue was focused on the mobile tracker device. For the fiscal year of 2021, approximately 37.6% of the Group’s net revenues was focused on the handset mobile device. For the fiscal year of 2022, approximately 43.4% of the Group’s net revenues was focused on the handset mobile device. There is no guarantee that this product type will continue to have demand in the fast-changing telecom industry or that the Group can continue to feasibly compete as a designer and manufacturer of such products.

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

For the Group’s continuous operations, the Group’s top five suppliers accounted for 75.7% and 68.8% of our cost of goods sold in the years ended December 31, 2021 and 2022, respectively.

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

The exchange rates used to translate amounts in RMB into US$ for the purposes of preparing the consolidated financial statements are as follows:

	As of December 31,
	2021	2022
Balance sheet items, except for equity accounts	6.3757	6.9646

	Years ended December 31,
	2021	2022
Items in the statements of operations and comprehensive loss	6.8976	6.7261

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

4.	BUSINESS ACQUISITIONS AND DISPOSAL

(a)	Acquisition of HHE during fiscal 2021

On October 19, 2021, the Group signed definitive agreements to acquire 51% equity interests in Holu Hou Energy LLC (“HHE”). The total consideration for the acquisition of HHE amounted to $10.0 million in cash as capital contribution, and 877,183 of the Group’s ordinary shares. Of this consideration, $3.25 million cash and 219,296 shares were released at the closing date and the remaining $6.75 million of cash and 657,887 shares will be held in escrow and released as earn-out payments.

The earn-out payment is based on the performance of the acquiree to achieve certain earn-out requirements from July 2022 to January 2024. The fair value of the earn-out payments was measured using a Monte Carlo simulation analysis. As of the acquisition date, the total contingent consideration recognized with the amount of $1,669. The Group and HHE entered into agreement to postpone the original earn-out to be measured in July 2022 to July 2023.

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

During the year ended December 31, 2022, the Group issued additional 5,000,000 shares to HHE as an additional acquisition cost, which held in escrow and will be released as earn-out payments.

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

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

Amount (’000)
$
Net liabilities acquired	$(2,265)
Amortizable intangible assets
Developed Technology	4,492
Goodwill	12,208
Deferred tax liabilities	(1,143)
Noncontrolling interests	(6,513)
Total	$6,779

Total purchase price consisted of:
- cash consideration (paid in fiscal 2021)	3,250
- share-based consideration (219,296 of the Group’s ordinary shares)	1,860
- contingent considerations	1,669
Total	$6,779

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

See Note 4(c) below for the deconsolidation of HHE during the year ended December 31, 2022.

(b)	Disposal of Borqs Wireless Ltd. (“BWL”) during the year ended December 31, 2021

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

The loss on the disposal of BWL was calculated as the difference between:

(i)	The fair value of the consideration received

(ii)	the carrying value of net assets disposed of, as of the date of the transaction

	Amount
	$ ’000
The fair value of the consideration received
Cash received	$-	*

Less: Net assets of BWL derecognized on disposal	303
Loss on disposal	$(303)

*	According to the agreement, the cash consideration was RMB 1 Yuan.

Below are the assets and liabilities of BWL as of date of disposal:

Amount
$ ’000
Assets
Cash	$4
Other current assets	332
Total Assets	$336

Liabilities
Other current liabilities	$33
Total liabilities	$33

(c)	Deconsolidation of HHE during the year ended December 31, 2022

In December 2022, the Group received a letter (the “CFIUS Letter”) from the Department of the Treasury on behalf of the Committee on Foreign Investment in the United States (“CFIUS”) stating that the Company is required to negotiate with CFIUS to fully divest its ownership interests and rights in HHE due to HHE’s solar energy storage system and EnergyShare technology for Multi-Dwelling Residential Units being deemed a potential national security risk.

On December 31, 2022, the Group resolved that in order to comply fully with the requirements of the CFIUS Letter which involve multiple steps that the Group must adhere to, including: (i) Entering into a National Security Agreement with various departments of the US government with a plan that is effective, monitorable and verifiable to divest Borqs’ investment interests and rights in HHE; (ii) Selection of a trustee and entering into a Divestment Trust Agreement, and assigning the Group’s interest in HHE to the trustee; and, (iii) Selection of a nationally recognized investment bank as the exclusive agent for the divestment of HHE. Besides, the Group also resolved that as of December 31, 2022, terminate its control of HHE by (i) removal of all of the Group’s representatives from HHE’s Board of Directors, (ii) relinquishment of Class A Membership Unit voting rights, and (iii) reduction of the Group’s ownership of HHE from 51% down to 49% by allowing HHE to increase the total number of Class B membership units for employees of HHE such that the Group’s ownership is proportionally reduced. And the Group resolved to comply fully with the requirements of the CFIUS Letter and terminate its control of HHE on December 31, 2022. By taking above actions, the Group no longer has a controlling interest in HHE and result in deconsolidation of HHE as of December 31, 2022.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

4.	BUSINESS ACQUISITIONS AND DISPOSAL (CONTINUED)

On March 16, 2023, the Group and HHE entered into a National Security Agreement (“NSA”) with the Department of Defense and Department of Treasury. The NSA provides that the divestment shall occur within six months unless extended by the U.S. Government. The NSA also contains standstill provisions which provide that the Group shall not acquire any additional ownership interest in HHE, merge with or into HHE, effect any changes to the rights held by the Group, except as necessary to effect its obligations under the NSA, or acquire or take possession of any assets of HHE. Further, upon the completion of the Divestment, the Group shall terminate or irrevocably waive any information, consent, board appointment, board observer, or other governance rights held by the Group, except for any and all rights that are determined by the U.S. Government to be necessary to effect the provisions of the NSA. The NSA outlines the steps to be taken with respect to the Divestment: engaging a nationally recognized investment bank with experience in administering competitive sales and auction processes; assigning and hiring of security and monitoring personnel to directly communicate with the U.S. Government; removing all of Borqs’ administrative and technical influence over HHE; and creating a plan to divest all of Borqs’ investment interests and rights in HHE. Pursuant to the requirement of the NSA, Borqs has assigned its interests in HHE into a Divestment Trust according to a Divestment Trust Agreement (“DTA”) dated March 20, 2023 entered into between Borqs, HHE and a trustee. According to the DTA, when Borqs’ interests in HHE are being placed in a Voting Trust Agreement as a security measure designed to insulate HHE from any foreign control or influence that may arise from Borqs’ ownership of the investment interest. Also, it shall not accept direction from the Group on any matter before the trustee or the Board of Manager of HHE and not to permit the Group to exercise any control or influence over the business or management of HHE

As above, HHE, which identified the innovative clean energy business, a separate segment was deconsolidated on December 31, 2022, and reclassified as held for sale as of December 31, 2021, for the carrying amounts will be recovered principally through a sale and revenues and expenses related to HHE have been reclassified in the accompanying consolidated financial statements as discontinued operations for fiscal 2022.

The loss on the deconsolidation of HHE was calculated as below:

Amount
$ ’000
The fair value of the consideration received	$-
Carrying value of non-controlling interest prior to the deconsolidation	1,926
Less: Net assets of HHE derecognized on deconsolidation	7,317
Loss from deconsolidation	(5,391)
Derecognition of contingent liabilities recognized during the acquisition	1,781
Net loss on deconsolidation	$(3,610)

After the deconsolidation of HHE on December 31, 2022, the Group recorded the investment as equity investments without readily determinable fair value. Based on the valuation of the retained interest in HHE, the fair value of the investment is zero and the Group recognized the impairment loss equal to the difference between the carrying value and fair value. The loss related to the remeasurement of remaining investment in HHE is $5,391.

The fair value of HHE was valued using the market approach and income approach.

The key input and assumptions included long-term growth rate of 2.4%, weighted average cost of capital of 14.0% and risk-free rate of 4.1%.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

5.	INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2021	2022
	$	$
Raw materials	7,714	5,779
Work in process	1,198	301
Finished goods	103	79
	9,015	6,159
Less: provision	(2,255)	(1,924)

Inventories, net	6,760	4,235

Provisions were $2,255 and $1,924 as of December 31, 2021 and 2022, respectively, due to obsolescence including the inventories from previous years.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
	$	$
Staff advances	134	61
Prepayment for products	2,346	1,174
Advance to OEMs	16,939	14,285
Rental and other deposits	1,010	736
VAT recoverable	2,696	1,836
Receivable from an export/import agent	1,138	-
Investment of convertible bond	238	338
Cash loan	100	100
Others	366	354
	25,160	18,884
Less: provision	(11,327)	(11,383)

	13,640	7,501

Provisions were $11,327 and $11,383 as of December 31, 2021 and 2022, respectively. The Group reviews staff advances, rental and other deposits, receivable from an agent and other for expected credit loss. The Group determined the allowance based on known troubled accounts, historical experience, and other currently available evidence.

7.	LEASE

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through 2024. As of December 31, 2021 and 2022, the Group’s operating leases had a weighted average discount rate of 11.2% and 8.16%, respectively. Weighted-average remaining lease term for the year ended December 31, 2021 and 2022 were 2.91 years and 2.83 years, respectively. Future lease payments under operating leases as of December 31, 2022 were as follows:

As of December 31,
2022
$
2023	604
2024	39
Total lease payments	643
Less: imputed interest	68
Present value of lease liabilities	575

Operating lease cost for the year ended December 31, 2022 was $592, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2022 was $480. Operating lease cost for the year ended December 31, 2021 was $537, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2021 was $379. Operating lease cost for the year ended December 31, 2020 was $899, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2020 was $223.

Cash paid for amounts included in the measurement of operating lease liabilities was $1,008, $1,088 and $678 for the year ended December 31, 2020, 2021 and 2022, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2021	2022
	$	$
At cost:
Computer and network equipment	1,516	1,592
Office equipment	1,118	1,318
Motor vehicles	185	171
Production equipment	312	466
	3,131	3,547
Less: accumulated depreciation	(2,407)	(2,523)

	724	1,024

Depreciation expense from continuing operations was $79, $114 and $346 for the years ended December 31, 2020, 2021 and 2022, respectively. Certain fully depreciated computer equipment and related peripherals were disposed in the year 2021.

	For the years ended December 31,
	2020	2021	2022
	$	$	$
Cost of revenues	-	-	145
Sales and marketing expenses	1	-	26
General and administrative expenses	13	44	155
Research and development expenses	65	70	20

	79	114	346

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

9.	INTANGIBLE ASSETS, NET

The following table presents the intangible assets as of the respective balance sheet dates:

	Software	Capitalized software development costs	Total
	$	$	$
Balance as of January 1, 2021	6	3,532	3,538
Additions	-	-	-
Disposal	-	(554)	(554)
Amortization expense	-	(2,017)	(2,017)
Foreign currency translation difference	(6)	17	11

Accumulated impairment loss	-	-	-
Foreign currency translation difference	-	-	-

Balance as of December 31, 2021	-	978	978

Additions	-	-	-
Amortization expense	-	(978)	(978)
Foreign currency translation difference	-	-	-

Accumulated impairment loss	-	-	-
Foreign currency translation difference	-	-	-
	-	-	-
Balance as of December 31, 2022	-	-	-

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of 3-10 years.

There was no capitalization of intangible assets in the year ended December 31, 2021 and 2022 due to the fact that the Group received no orders for new products that required R&D expenditures that should be capitalized.

For the year ended December 31, 2021 and 2022, the Group did not recognize any impairment loss associated with its intangible assets.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

10.	LONG-TERM INVESTMENTS

On January 18, 2018, the Company entered into an agreement with Colmei Technology International Ltd (“Colmei”) and its affiliate Shenzhen Crave Communication Co., Ltd (“Crave”), along with the shareholders of Crave and Colmei (the “Selling Shareholders”), pursuant to which the Selling Shareholders sold to the Company 13.8% of the outstanding shares of Crave and 13.8% of the outstanding shares of Colmei. Under the agreement, the Company paid purchase consideration consisting of the Company’s 29,607 ordinary shares at the fair value of $3,000 and cash in the amount of $10,000 to be paid to the Selling Shareholders by the end of 36 months from the date of agreement, which the Company has not yet paid as of the filing of this annual report. Subject to board approval, the Company agreed to issue 11,459 additional shares to the Selling Shareholders if the aggregate value of the ordinary shares initially issued at the closing to the Selling Shareholders was less than $3,000 in fair value as of August 18, 2018. The board of directors approved and 11,459 shares that were issued on January 10, 2019.

The Company does not have significant influence over the investees and therefore the investment was accounted for under the cost method. Cost of the long-term investments originally consisted of the fair value of the ordinary shares on the dates of issuance and the present value of the cash consideration determined based on management’s estimated payment schedule.

Due to significant numbers of claims against Crave and Colmei in the year 2019, the Company recorded $13,000 of impairment loss as of December 31, 2018. In June 2020, Crave and Colmei filed for bankruptcy, the Company cancelled any further investment into these entities.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

11.	BANK AND OTHER BORROWINGS

Bank and other borrowings were as follows as of the respective balance sheet dates:

		As of December 31,
		2021	2022
		$	$
Short-term bank and other borrowings	(i)	361	-
Long-term bank and other borrowings, current portion	(ii)	1,250	-
Subtotal		1,611	-

Long-term bank and other borrowings, non-current portion	(ii)	-	-

Total borrowings		1,611	-

(i)	The short-term bank and other borrowings outstanding as of December 31, 2021 and 2022 bore a weighted average interest rate of 103.20% and 21.09% per annum, respectively, and were denominated in RMB. The borrowings was obtained from financial institution.

The outstanding balances as of December 31, 2021 represented a loan borrowed by one of the Group’s subsidiaries. A subsidiary has entered into a short-term loan with the financial institution. As of December 31, 2021, the balance of this loan amounted to US $361. The balance has been fully paid off in the year 2022.

(ii)	The outstanding loans as of December 31, 2021 represented a loan from an individual shareholder.

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

On May 03, 2022, the Group entered into a share exchange agreement regarding the $1,250 loan with an individual shareholder. According to the agreement, the Group repaid the loan balance with the Group’s 338,968 ordinary shares on May 03, 2022.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2021	2022
	$	$
Payroll and welfare payable	2,853	2,356
VAT, and other taxes payable	492	514
Payables for office supply and utilities	226	124
Payables for purchase of property and equipment	53	49
Professional service fees	963	748
Payables for share purchase consideration (Note 10)	10,000	10,000
Payables for Samsung arbitration compensation (Note 20(e))	3,749	1,958
Interest and penalty payable	1,137	159
Advance from customers	5,084	5,422
Payables to an export/import agent	924	959
Payable related to a lawsuit	2,108	1,593
Others	60	56
	27,649	23,938

Payable related to a lawsuit represented an amount due to a third-party company. The original debtor claimed that the Group has breached the previously agreed settlement agreement, and transferred the debt to the third-party company during the year ended December 31, 2021. On April 20, 2023, the Group entered into a settlement agreement with the third-party company regarding the payments. According to the agreement, the Group will settle the balance in several payments until March 2024, and part of the balance has been classified to other payables – noncurrent.

During the year ended December 31, 2022, the Group executed a settlement agreement with Samsung regarding the payments with a payment period of eighteen months beginning on July 2022.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

13.	CONVERTIBLE NOTES

Prior Private Placement Notes and Warrants

On February 25, 2021 and April 14, 2021 the Group entered into securities purchase agreements with institutional and individual investors, pursuant to which the Group sold approximately $6.67 million of notes (the “February 25 Notes”) and 730,994 warrants at an exercise price of $35.55 per share (the “February 25 Warrants), $1 million of notes (the “April 14 Notes”) and 157,563 warrants at an exercise price of $24.64 per share (the “April 14 Warrants” and, together with the February 25 Warrants, the “Prior Private Placement Warrants”) and $15.3 million of notes (the “May 5 Notes” and, together with the February 25 Notes and the April 14 Notes, the “Prior Private Placement Notes.”) The Prior Private Placement Notes have a two-year term with a conversion price of $15.55 per share. The Prior Private Placement Notes have certain anti-dilution protections in the event of a lower priced issuance. Interest shall accrue on the notes at 8% annually, payable on a quarterly basis, in either cash or, in the event the registration statement registering such shares has been declared effective, ordinary shares. The Prior Private Placement Notes held by a particular holder will not be convertible to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon conversion of such note calculated in accordance with Section 13(d) of the Exchange Act. On May 5, 2021, the Company issued additional $15.3 million Prior Private Placement Notes to investors in the February and April transactions.

The Prior Private Placement Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $35.55 per ordinary share for the February 25 Warrants and $24.64 per ordinary share for the April 14 Warrants, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value. The Prior Private Placement Warrants held by a particular holder will not be exercisable to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon exercise of such warrants calculated in accordance with Section 13(d) of the Exchange Act.

During the year ended December 31, 2021, all of the February 25 Notes, April 14 Notes and May 5 Notes (except for $1.57 million), and the Prior Private Placement Warrants have been converted into 1,496,271 ordinary shares, and all the 888,083 warrants exercised to 1,770,838 ordinary shares. During the year ended December 31, 2022, all of the February 25 Notes, April 14 Notes, May 5 Notes and the Prior Private Placement Warrants have been converted into 421,339 ordinary shares.

September 2021 Private Placement Notes and Warrants

On September 14, 2021 the Group entered into securities purchase agreements with institutional and individual investors, pursuant to which the Group sold $13,575,000 of notes (the “September 2021 Notes”) and 2,337,293 Warrants (the “September 14 Warrants”). The September 2021 Notes have a two year term and are convertible into ordinary shares at the lower of (i) $10.45 per share, (ii) 90% of the closing price of the ordinary shares on the date that the registration statement registering the underlying shares is declared effective, or (iii) in the event that the registration statement registering the underlying shares is not declared effective by the date that the shares underlying the September 2021 Notes are eligible to be sold, assigned or transferred under Rule 144, 90% of the closing price of the ordinary shares on such date. The September 2021 Notes have certain anti-dilution protections in the event of a lower priced issuance. Interest shall accrue on the notes at 8% annually, payable on a quarterly basis, in either cash or, in the event the registration statement registering the underlying shares has been declared effective, ordinary shares. The September 2021 Notes held by a particular holder will not be convertible to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon conversion of such note calculated in accordance with Section 13(d) of the Exchange Act. An additional $13,575,000 of notes with the same terms will be issued upon the satisfaction of certain conditions, including the effectiveness of the registration statement.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

13.	CONVERTIBLE NOTES (CONTINUED)

The Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $13.89 per ordinary share, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value. The Warrants held by a particular holder will not be exercisable to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon exercise of such warrants calculated in accordance with Section 13(d) of the Exchange Act.

During the year ended December 31, 2021, 88,240 warrants were exercised into 128,418 ordinary shares on a cashless basis.

As of December 31, 2022, all of the September 2021 Notes have been converted into 3,588,307 ordinary shares, and 1,080,406 warrants of the September 14 Warrants have been exercised to 2,782,471 ordinary shares.

May 2022 Private Placement Notes and Warrants

On May 25, 2022, the Group signed agreements with institutional and individual investors, for the sale of $16,000,000 in secured convertible notes. The notes are due in two years, have an annual interest rate of 10% and are convertible into ordinary shares at 90% of the closing bid price on the day of closing, or 90% of the closing bid price of the ordinary shares on the date that such shares are first eligible to be sold, assigned or transferred under Rule 144 or Regulation S, as applicable, whichever is lower but in no event at less than $0.1 per ordinary share, which was $1.476 per shares. The Group also issued warrants to purchase an aggregate of 6,049,607 ordinary shares at an exercise price of $3.34 per share, subject to adjustment in certain conditions. The Group issued the notes and warrants on May 25, 2022.

As of December 31, 2022, $13.55 million of May 2022 Notes have been converted into 15,314,982 ordinary shares. 3,829,109 warrants were exercised into 14,578,181 ordinary shares on a cashless basis.

The detachable Warrants issued to the above holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15.

The Group early adopted ASU 2020-06 on January 1, 2021. As a result, the Notes above were accounted for as a liability in its entirety, equal to the proceeds received, net of debt issuance discounts and debt issuance costs if any. At the time of issuance, the Group allocated the proceeds to the Convertible Notes and the Warrants based on their relative fair values. During the year ended December 31, 2021, in connection with the issuance of the Convertible Notes and the Warrants, the Group recorded debt discount of $15,097 that will be amortized over the term of the Convertible Notes. During the year ended December 31, 2022, in connection with the issuance of the Convertible Notes and the Warrants, the Group recorded debt discount of $6,994 that will be amortized over the term of the Convertible Notes.

The fair value of the Warrants was computed using the Black-Scholes option-pricing model. Variables used in the option-pricing model include the following:

	Value per share	Risk-free interest rate	Expected warrant life	Expected volatility

February 25, 2021 Warrants	1.76	0.60%	5 years	170%
April 14, 2021 Warrants	1.25	0.86%	5 years	168%
September 14, 2021 Warrants	0.72	0.78%	5 years	160%
May 25, 2022 Warrants	0.17	2.73%	5 years	152%

The fair values of the convertible notes are determined by the optimized value derived from valuation of straight debt and valuation of convertible debt. The assumptions include the following:

	Coupon rate	Risk-free interest rate	Volatility	Bond yield

February 25, 2021 Notes ($6.67 million)	8%	0.13%	196%	28%
April 14, 2021 Notes ($1 million)	8%	0.16%	196%	29%
May 5, 2021 Notes ($13.33 million)	8%	0.16%	194%	28%
May 5, 2021 Notes ($2 million)	8%	0.16%	193%	28%
September 14, 2021 Notes ($13.575 million)	8%	0.21%	200%	30%
May 25, 2022 Notes ($16.0 million)	10%	2.50%	153%	33%

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

13.	CONVERTIBLE NOTES (CONTINUED)

	As of December 31,
	2021	2022
	$	$
Principal amount	15,142	2,450
Less: unamortized discount and debt issuance costs	(5,152)	(759)
Total	9,990	1,691

Balance as of December 31, 2021:

	Principal	Less: unamortized discount and debt issuance costs
	$	$
US$20.0 million 8% note due 2023 ($18.4 million converted in fiscal 2021)	1,567	(463)
US$3.0 million 8% note due 2023 (fully converted in fiscal 2021)	-	-
US$13.58 million 8% note due 2023	13,575	(4,689)
Total	15,142	(5,152)

Balance as of December 31, 2022:

	Principal	Less: unamortized discount and debt issuance costs
	$	$
US$20.0 million 8% note due 2023 (fully converted in fiscal 2022)	-	-
US$3.0 million 8% note due 2023 (fully converted in fiscal 2021)	-	-
US$13.58 million 8% note due 2023 (fully converted in fiscal 2022)	-	-
US$16.0 million 10% note due 2024 ($13.6 million converted in fiscal 2022)	2,450	(759)
Total	2,450	(759)

During the year ended December 31, 2021 and 2022, the holders of the convertible notes have converted into total of 1,496,271 and 19,324,628 the Group’s ordinary shares, respectively. Interest expense related to the amortization of the debt discount of $9,945 and $11,387 recorded for the year ended December 31, 2021 and 2022, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

14.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss, net of tax of nil, were as follows:

	Foreign currency translation	Total
	$	$
Balance as of January 1, 2020	(1,904)	(1,904)
Current year other comprehensive income	661	661
Balance as of December 31, 2020	(1,243)	(1,243)
Current year other comprehensive income	152	152
Balance as of December 31, 2021	(1,091)	(1,091)
Current year other comprehensive loss	(2,421)	(2,421)
Balance as of December 31, 2022	(3,512)	(3,512)

15.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan from continuing operations were $803, $1,026 and $721 and from discontinued operations were $172, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

16.	SHARE BASED COMPENSATION

(a) Options issued in 2020

The Group granted 140,625 shares of options to three non-employees to purchase ordinary shares with the exercise price of $20.0 per share on March 19, 2020. The expiration date of these options is March 19, 2023.

The Group granted 6,250 shares of warrants to an advisory company to purchase ordinary shares with the exercise price of $0.16 per share on May 18, 2020.   The expiration date of these warrants is May 18, 2027. The recipients received such warrants for bringing to the Company a merger possibility and have the ability to exercise the warrants into ordinary shares of the Company at the time of their own choosing by the expiration date or by the closing of a merger brought forth by them, whichever occurs earlier.

In December 2020, the Group decided to cancel all the shares of options as of December 31, 2019 and replaced with issuing ordinary shares.

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		($)	(Years)	($)
Outstanding, January 1, 2020	157,264	84.64	5.52	5,653
Granted	146,875	19.20
Forfeited	(157,264)	81.92
Outstanding, December 31, 2020	146,875	19.20	2.39	4,828

Outstanding, January 1, 2021	146,875	19.20	2.39	4,828
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, December 31, 2021	146,875	19.20	1.22	-

Outstanding, January 1, 2022	146,875	19.20	1.22	-
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, December 31, 2022	146,875	19.20	1.22	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

16.	SHARE BASED COMPENSATION (CONTINUED)

As of December 31, 2020, the Group had options outstanding to purchase an aggregate of 146,875 shares with an exercise price below the fair value of the Group’s shares, resulting in an aggregate intrinsic value of $4,828. As of December 31, 2021 and 2022, the Group had options outstanding to purchase an aggregate of 146,875 shares with an exercise price above the fair value of the Group’s shares, resulting in an aggregate intrinsic value of nil.

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

Year 2020
Risk-free interest rates	0.56%-0.57%
Expected life (years)	3-7 years
Expected volatility	70.6-72.2%
Expected dividend yield	0%
Exercise multiple	2.2
Post-vesting forfeit rate	0%
Fair value of underlying ordinary shares	$16.32-$20.00
Fair value of share option	$8.80-$19.84

No compensation expenses relating to share options granted to employees recognized for the years ended December 31, 2020, 2021 and 2022.

(b) Ordinary shares issued in 2020

In December 2020, the Group issued 873,946 ordinary shares to certain employees and non-employees. $18,220 recorded as general and administrative expenses, $87 recorded as selling and marketing expenses and $1,687 recorded as research and development expenses. The ordinary shares were fully vested as of December 31, 2020.

(c) Ordinary shares issued in 2021

During fiscal 2021, the Group issued 643,194 ordinary shares to certain employees and non-employees. $17,308 recorded as general and administrative expenses, nil recorded as selling and marketing expenses and $225 recorded as research and development expenses. The ordinary shares issued were fully vested as of December 31, 2021.

(d) Ordinary shares issued in 2022

During fiscal 2022, the Group issued 3,945,572 ordinary shares to certain employees and non-employees. $2,291 recorded as general and administrative expenses, $47 recorded as selling and marketing expenses and $1,048 recorded as research and development expenses. The ordinary shares issued were fully vested as of December 31, 2022.

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

Hong Kong

Borqs HK is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2020, 2021 and 2022. No provision for Borqs HK profits tax has been made in the consolidated financial statements as the entity had losses in the years ended December 31, 2020, 2021 and 2022. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

India

Borqs India is subject to income tax rate of 25.17% for the years ended December 31, 2020, income tax rate of 25.17% for the years ended December 31, 2021 and income tax rate of 25.17% for the years ended December 31, 2022. Amounts $691 are included as income tax expense for the years ended December 31, 2020, and $445 are included as income tax benefit for the years ended December 31, 2021, and $59 are included as income tax expense for the years ended December 31, 2022.

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

BORQS Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2012 and was eligible for a 15% preferential tax rate from 2012 to 2014. In July 2015, BORQS Beijing obtained a new HNTE certificate. BORQS Beijing has successfully renewed the HNTE certificate in December 2021 with effective term of three years until 2023. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2020, 2021 and 2022, BORQS Beijing enjoyed a preferential tax rate of 15%.

Yuantel Telecom was qualified for a High and New Technology Enterprises (“HNTE”) since 2011 and is eligible for a 15% preferential tax rate from 2011 to 2013. In October 2014, Yuantel Telecom obtained a new HNTE certificate, which expired in October 2017. Yuantel Telecom has successfully renewed the HNTE certificate in December 2017 with effective term of three years until 2019. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the period from January 1 through October 29, 2020, Yuantel Telecom enjoyed a preferential tax rate of 15%.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2022, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2022, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Group is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Group will continue to monitor changes in the interpretation or guidance of this law.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

17.	TAXATION (CONTINUED)

Profit (loss) from continuing operations before income taxes consisted of:

	For the years ended December 31,
	2020	2021	2022
	$	$	$
Non-PRC	(29,385)	(44,550)	(29,722)
PRC	(6,298)	(11,105)	836

	(35,683)	(55,655)	(28,886)

Income tax benefit (expense) comprised of:

	For the years ended December 31,
	2020	2021	2022
	$	$	$
Current	(1,410)	-	(343)
Deferred	1,004	445	284

	(406)	445	(59)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2020, 2021 and 2022 applicable to the PRC operations to income tax expense was as follows:

	For the years ended December 31,
	2020	2021	2022
	$	$	$
Loss before income taxes	(35,683)	(55,655)	(28,886)

Income tax income computed at the statutory income tax rate at 25%	4,594	13,914	7,220
Non-deductible expenses	380	(1,095)	71
Non-taxation income	-	-	19
Preferential rate	(820)	(935)	1,970
Current and deferred tax rate differences	(291	(709)	299
Foreign rate differences	(5)	(3,316)	(3,682)
Change of valuation allowance	(4,587)	(8,024)	(6,860)
Statutory income	-	-	-
R&D super deduction	323	610	904

Income tax (expense) benefit	(406)	445	(59)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

17.	TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2021	2022
	$	$
Deferred tax assets
Inventories provision	28	32
Accrued salary and welfare payable	214	217
Property, plant and equipment	-	175
Tax losses	229	-
Valuation allowance	-	-
Others	-	-
Total deferred tax assets	471	424

Deferred tax liabilities
Intangible assets	671	15
Deferred cost of revenue	15	-
Others	325	894
Total deferred tax liabilities	1,011	909

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

As of December 31, 2022, the Group had net tax losses from its PRC subsidiaries, as per filed tax returns, of $18,657 which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2022 to 2031 if not utilized. The Group has net tax losses from its HK subsidiary of $76,963, which will not expire.

Unrecognized Tax Benefits

As of December 31, 2021 and 2022, the Group recorded an unrecognized tax benefits of $2,174 and $1,990, respectively, of which, $1,947 and $2,394, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefits and its related interest are primarily related to under-reported intercompany profit. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2021 and 2022, unrecognized tax benefits of $227 and nil, respectively, if ultimately recognized, will impact the effective tax rate.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

17.	TAXATION (CONTINUED)

A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2020	2021	2022
	$	$	$
Balance at beginning of year	1,987	2,124	2,174
Reversal based on tax positions related to prior years	-	-	-
Additions based on tax positions related to the current year	-	-	-
Foreign currency translation difference	137	50	(184)

Balance at end of year	2,124	2,174	1,990

In the years ended December 31, 2021 and 2022, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of nil and nil in income tax expense, respectively. As of December 31, 2022, the tax years ended December 31, 2016 through 2021 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

18.	RELATED PARTY TRANSACTIONS

(a) Related parties

Names of related parties	Relationship with the Group
Bluecap	A company controlled by a key management of the Group
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022
	$	$	$
Software services provided to:
Bluecap	507	-	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022
	$	$	$
Loan from:
Bluecap	2,695	1,834	-

Interest expense on loan from:
Bluecap	438	658	746

All balances with related parties as of December 31, 2021 and 2022 were unsecured, and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1,325 short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group, bearing an interest rate of 8% per annum to fund the Company’s working capital. The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2022 was nil. The accrued interests were recorded in amount due to related parties.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. As of December 31, 2021 and 2022 the Group’s PRC subsidiaries had appropriated $1,901 and $1,901, respectively, in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2022, restricted net assets of the Company’s PRC subsidiaries were $82,072.

20.	Equity

(a)	Disposal of MVNO BU (Note 1(c))

See Note 1(c) for details for equity transactions related to disposal of Yuantel.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

20.	Equity (CONTINUED)

(b)	Investment with KADI

On December 15, 2018, the Group entered into a Share Purchase Agreement (“Purchase Agreement”) with Shanghai KADI Machinery Technology Co., Ltd. (“KADI SH”), KADI Technologies Limited (“KADI HK”) (collectively, “KADI”) and Lin Hu and Shou Huajun, the sole shareholders of KADI SH and KADI HK (the “KADI’s Selling Shareholders”), for the purchase of 60% of the issued and outstanding ordinary shares of KADI SH (“KADI SH Shares”) and 60% of the issued and outstanding ordinary shares of KADI HK (“KADI HK Shares”, together with the KADI SH Shares, the “KADI Shares”). The transaction with KADI consists of total cash consideration of $4,600 in installments and share consideration equivalent to $9,750 in installments upon achievement of earn-outs by KADI SH from 2018 to 2021. As of December 31, 2018, $600 was prepaid to KADI SH. The transaction did not close as of December 31, 2019 due to KADI not able to present audited financial statements as required by the earn-out provisions of the agreement and that KADI has not performed the ownership change registration at the local jurisdiction. Although KADI was not able to present audited financial statements as required by the earn-out provisions of the agreement and has not performed the ownership change registration, 102,035 of Borqs’ ordinary shares were issued to KADI on January 9, 2019, for which the Group recorded the fair value of these shares in an aggregate of $5,217 in additional paid-in capital, with a corresponding amount included in subscription receivable. As a result, future capital commitments for KADI has been voided due to KADI’s breach of provisions of the agreements. As of the filing of this annual report, the Group has cancelled all the ordinary shares of 36,813 shares, which were issued into escrow account with KADI. Also, the Group is in negotiation with KADI for a reduced ownership of KADI or a recission of the acquisition.

The Group has initiated arbitration proceeding in February 2022 in Hong Kong against KADI and its owners for breach of contract according to the KADI Agreement, seeking from KADI of i) a payment of $600 in cash previously paid to KADI, ii) the return of 65,222 ordinary shares of Borqs previously issued to the owners of KADI, and iii) payment in cash for loss of profit from KADI’s projected business in the amount of $5.3 million. As of the filing of this annual report, the arbitration is in its initial stages and there is no assurance that the outcome of the proceedings will be in favor of Borqs.

(c)	Equity financing from Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”)

On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9 % equity interest of the Company equivalent to 233,392 ordinary shares with a total purchase consideration of $13,865 on May 16, 2019, for which 75% of the total purchase consideration amounting to $10,399 in cash was received. The remaining 25% of the total purchase consideration amounting to $3,466 will be contributed in the form of real property and equipment (the “Property Investment”) by Chongqing Youtong within six months from May 16, 2019 the date that the cash investment portion was completed. However, the Property Investment has not yet been completed.

In February 2023, the Group entered into a settlement agreement with Chongqing Youtong on the settlement of the equity financing. For the cash consideration with the amount of $10,399, the Group agreed to repay Chongqing Youtong the principal plus 8% annually interest with its ordinary shares. Besides, both parties agreed to not proceed with the remainder 25% investment and the related previous issued 58,348 shares will not withdraw. Also, to compensate Youtong’s investment loss from the share price decline, the Group issued additional 56,024,444 ordinary shares in February 2023 equal to approximately $13.46 million including interest expense from May 2019 to February 2023, with annual interest rate of 8%.

By entering into the agreement not to proceed with the remainder 25% investment in the form of real property and equipment, the amount was released from subscriptions receivable, and a loss related to equity financing recognized during the year ended December 31, 2022.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

20.	Equity (CONTINUED)

(d)	Repurchase of Shares from Zhengqi International Holding Limited (“Zhengqi”)

On January 10, 2018, we entered into a stock repurchase agreement (“Stock Repurchase Agreement”) with Zhengqi International Holding Limited (“Zhengqi”), pursuant to which we agreed to repurchase 60,384 of our ordinary shares that were originally issued and sold to Zhengqi on August 18, 2017, at an aggregate purchase price of approximately $10,070 or $166.40 per share. The $10,048 was paid on February 28, 2018 and recorded as prepayment. On May 20, 2019, the 60,384 repurchased shares were cancelled. (Note 6)

(e)	Settlement of arbitration with Claimant Samsung Electronics Co., Ltd. (“Samsung”)

On November 27, 2018, the Secretariat of the International Court of Arbitration for the International Chamber of Commerce issued a final award to Samsung Electronics Co., Ltd. (“Samsung”) that constituted the final decision on the Group’s dispute with Samsung over a sales contract. The court order required the Group to pay to Samsung total payments of $4,650 including: i) $4,280 as the “Principal Amount”, plus (ii) accrued interest of $370 computed from March 31, 2019 on the outstanding balance of the Principal Amount at a simple interest rate of 9% per annum (together with the Principal Amount, collectively referred to as the “Settlement Payment”). On April 26, 2019, the Group entered into a settlement agreement with Samsung according to which, the Group shall pay the full and total amount of the Settlement Payment in equal monthly installments over a period of twenty-four months beginning on March 31, 2019. In addition, a total of 138,108 ordinary shares were issued to Samsung as escrow shares in the year 2019 as security for the payments. The Group recorded the fair value of the shares issued in an aggregate of $6,401 in additional paid-in capital, with a corresponding amount included in subscription receivable. Due to cash constraints, particularly due to the COVID-19 pandemic, the Group has not made monthly installments to Samsung since the fourth quarter of 2019, and Samsung has not pursued alternative means of repayment from the Group.

In April 2022, the Group executed a settlement agreement with Samsung regarding the payments. The total amount of principal and accrued interest as of the end of May 2022 is approximately $4.4 million less $1.6 million paid in cash on May 27, 2022, equaling a net amount of approximately $2.8 million. According to the agreement, the Group shall pay the full and total amount of the payments in equal monthly installments over a period of eighteen months beginning on July 2022. In addition, a total of 1,003,593 ordinary shares were issued to Samsung as escrow shares as security for the payments. The Group recorded the fair value of the shares issued in an aggregate of $2,760 in additional paid-in capital, with a corresponding amount included in subscription receivable.

(f)	Investment in Shenzhen Crave Communication Co., Ltd. (“Crave”) and Colmei Technology International Ltd. (“Colmei”)

Refer to Note 10 for 11,459 shares on January 10, 2019 related to long-term investments.

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

b. $937 with Purchase Orders placed with EPIC in January of 2020 which EPIC in turn placed with Coming Tech. We anticipated to deliver the products to our customer by the end of the first calendar quarter in 2020. However, we determined that the project was cancelled by April 2020 most significantly due to the fact that the COVID-19 virus was spreading worldwide and turning into a pandemic, and the cancellation came prior to the delivery of our products to the customer. We sought alternative channels of distribution for the products but no customers were willing to commit to taking merchandise when many retail businesses were closing at that time. However, Coming Tech had already manufactured the products and Borqs became liable for the total of amount of $937.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

20.	Equity (CONTINUED)

The 60,679 ordinary shares issued on May 7, 2020 at the closing price of the Company stock of $24.96 per share. The Company recognized gain of $484 in gain on debt settlement during fiscal year 2020. For the year ended December 31, 2020, the issuance of $1,988 in value of ordinary shares caused a reduction of our Accounts Payable to TianFu of $658 and EPIC of $222, recording G&A Expense of $937 and Financing Expense of $182.

(2)	The Company entered into a loan agreement with American West Pacific International Investment Corporation (“AWP”) on June 8, 2020. Under this agreement, the Company need to repay the principal amount of $0.4 million in its entirety, with interest on the due date. AWP claimed the Company to the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County in Florida. On October 21, 2020, the Court issued an agreed order for the settlement of the claim and approved the issuance of 32,943 common shares of the Company in exchange for the settlement. The shares issued on October 29, 2020 at the closing price of the Company stock of $15.38 per share. The Company recognized loss of $101 in loss on debt settlement during fiscal year 2020. Significantly affected by the pandemic during 2020 when business activities dropped over 70% from the prior year, operational cash flow was severely challenged and we could not payback this loan in cash. We sought the alternate means via a court approval under securities rule 3(a)(10) and was able to issue free-trading shares to the lender as settlement.

(3)

Sinowinglaw LLP, aka Beijing Zhongpeng Law Firm (“Sinowing”) provided services to the Company. The Company was in default of its payment obligations to Sinowing for consulting and legal fees and costs in the amount of approximate $1.2 million. Sinowing claimed against the Company to the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County in Florida. On October 29, 2020, the Court issued an agreed order for the settlement of the claim and approved the issuance of 98,808 common shares of the Company in exchange for the settlement. The shares issued on November 4, 2020 at the closing price of the Company stock of $15.92 per share. The Company recognized loss of $356 in loss on debt settlement during fiscal year 2020. Significantly affected by the pandemic during 2020 when business activities dropped over 70% from the prior year, operational cash flow was severely challenged and we could not payback these back-due fees in cash. We sought the alternate means via a court approval under securities rule 3(a)(10) and was able to issue free-trading shares to Sinowing as settlement.

(4)	The Group was default with the terms of our loans and revolving credit lines PFG which is the prime lender. The Group has entered into agreements dated December 14, 2020 with PFG and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA will purchase approximately $18 million of debt in tranches. As of February 10, 2021, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees (the “Debt”), converted into all 1.42 million shares of the Group’s ordinary shares by February 10, 2021. With the Company settling another $1.27 million of Debt directly with PFG through the issuance of 94,170 shares on February 17, 2021. As of December 31, 2021, the Group’s defaulted Debts with PFG totaling $19.14 million have been eliminated. The Group recognized loss of $16,580 in loss on debt settlement during fiscal year 2021.

(5)

On March 03, 2020, the Group entered into an agreement with AWP. The Group has been offered a term loan of principal of $1 million for 6 months with interest at 12% per annum. On June 15, 2021, the Group has settled the $1 million loan principal with 99,206 shares. The Group recognized loss of $619 in loss on debt settlement during fiscal year 2021.

(6)	On May 03, 2022, the Group entered into a share exchange agreement regarding the $1,250 loan with an individual shareholder. According to the agreement, the Group shall repay the loan balance with 338,968 the Group’s ordinary shares. The Group issued shares on May 03, 2022 and recognized gain of $217 in loss on debt settlement during fiscal year 2022.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

20.	Equity (CONTINUED)

(h)	Management’s contribution

Due to stringent operational cash flows caused by the COVID-19 pandemic, the CFO voluntarily forfeited his salary for the year 2020 as a contribution to the Group.

(i)	Collateral of 250,000 restricted ordinary shares to AWP

In December 2020, the Group entered into an agreement with AWP. The Group has been offered a term loan for 6 months with interest at 12% per annum. According to the agreement, the Group issued 250,000 restricted ordinary shares to be held in escrow at Continental Stock Transfer & Trust Company as collateral. The Group recorded the fair value of the shares issued in an aggregate of $4,080 in additional paid-in capital, with a corresponding amount included in subscription receivable.

On June 15, 2021, the Group has released the 250,000 shares from escrow to AWP as full payment of the $1 million loan principal with 99,206 shares, and a compensation for service of a future project with 150,794 shares.

(j)	Shares conversion from the holders of the convertible notes

During the year ended December 31, 2021, all of the February 25 Notes, April 14 Notes and May 5 Notes (except for $1.57 million) have been converted into the Group’s ordinary shares of 1,496,271 shares. None of the September 2021 Notes have been converted. During the year ended December 31, 2022, total of 19,324,628 ordinary share were converted by the holders.

(k)	Warrants exercised from the holders of the convertible notes

During the year ended December 31, 2021, all of the February 25, 2021, April 14, 2021 and May 5, 2021 Warrants have been exercised by the holders into 1,770,838 of the Group’s ordinary shares. 88,240 warrants of the September 14, 2021 Warrants have been exercised into 128,418 of the Group’s ordinary shares.

During the year ended December 31, 2022, 1,080,406 warrants of the September 14, 2021 Warrants have been exercised into 2,782,471 of the Group’s ordinary shares. And 3,829,109 warrants of the May 25, 2022 Warrants have been exercised into 14,578,181 of the Group’s ordinary shares.

All of these warrants were exercised on a cashless basis.

(l)	Acquisition of HHE

Refer to Note 4 for 877,183 shares issued on October 20, 2021 related to the acquisition of HHE.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

20.	Equity (CONTINUED)

(m)	Capital injection from non-controlling shareholders of a subsidiary

The non-controlling shareholders of HHE have capital injection to HHE with the amount of $297 after the Group’s acquisition of HHE in 2021 and capital injection with the amount of $438 during the year ended December 31, 2022.

21.	FAIR VALUE MEASUREMENTS

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

The contingent consideration was recognized through the acquisition of HHE. As of the acquisition date, the fair value of the contingent consideration was $1,669 and the change in fair value from the acquisition date to December 31, 2021 was recorded as change in fair value of contingent consideration. As of December 31, 2022, HHE was deconsolidated and the contingent consideration was derecognized.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

22.	DEBT FORGIVENESS

During the year ended December 31, 2021, the Group entered into an account payable forgiveness agreement with a supplier in December 2021. The Group has long cooperation relationship with the supplier, and there was long-aging balance of account payable due to the supplier. The supplier agreed to waive part of the long-aging account payable balance with the amount of $2.1 million, and retained the remaining part of the balance. According to the agreement, the Group wrote off $2.1 million of liability and recorded as other income in the consolidated statement of operations for the year ended December 31, 2021.

23.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the years ended December 31,
	2020	2021	2022
	$	$	$
Numerator:
Net loss from continuing operations	(36,089)	(55,210)	(28,945)
Less: Net loss attributable to noncontrolling interest from continuing operation	(1)	(54)	(190)
Net loss from continuing operations attributable to Borqs Technologies, Inc.	(36,088)	(55,156)	(28,755)
Accretion to redemption value of preferred shares for continuing operations	-	-	-

Net loss from continuing operations attributable to Borqs Technologies, Inc.’s ordinary shareholders	(36,088)	(55,156)	(28,755)

Net income (loss) from discontinued operations	1,302	(1,392)	(9,916)
Less: Net income (loss) attributable to noncontrolling interest from discontinued operation	716	(683)	(4,639)
Net income (loss) from discontinued operations attributable to Borqs Technologies, Inc.	586	(709)	(5,277)

Net loss attributable to Borqs Technologies, Inc.’s ordinary shareholders	(35,502)	(55,865)	(34,032)

Denominator:
Weighted-average number of ordinary shares—basic	2,782,188	7,370,719	22,951,092
Weighted-average number of ordinary shares—diluted	2,782,188	7,370,719	22,951,092

Weighted-average number of shares outstanding from discontinued operations—basic	2,782,188	7,370,719	22,951,092
Weighted-average number of shares outstanding from discontinued operations—diluted	2,782,188	7,370,719	22,951,092

Net loss per share from continuing operations attributable to Borqs Technologies, Inc.
Loss per share—Basic:	(12.97)	(7.48)	(1.25)
Loss per share—Diluted:	(12.97)	(7.48)	(1.25)

Net earnings (loss) per share from discontinued operations attributable to Borqs Technologies, Inc.
Earnings (loss) per share—Basic:	0.21	(0.10)	(0.23)
Earnings (loss) per share—Diluted:	0.21	(0.10)	(0.23)

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic:	(12.76)	(7.58)	(1.48)
Loss per share—Diluted:	(12.76)	(7.58)	(1.48)

For the years ended December 31, 2020, 2021 and 2022, share options and warrants associated with private placements were anti-dilutive and excluded from the calculation of diluted net loss per share. See Note 20(c) for the 56,024,444 ordinary shares issued subsequently in February 2023.

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

(b) Income taxes

As of December 31, 2021 and 2022, the Group recognized an accrual of $2,174 and $1,990, respectively, in unrecognized tax benefits and its interest (Note 17). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2021 and 2022, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

(c) Contingent liability in relation to disposal of a subsidiary

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

(d) Contingency in business disposal during 2021

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Note	2021	2022
		$	$
ASSETS
Current assets
Prepaid expenses and other current assets		-	1,514
Amount due from related parties		41,646	38,405

Total current assets		41,646	39,919

Non-current assets
Investments in subsidiaries and Consolidated VIEs		(33,781)	(18,166)

Total non-current assets		(33,781)	(18,166)

Total assets		7,865	21,753

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables		14,733	14,658

Total current liabilities		14,733	14,658

Total liabilities		14,733	14,658

Shareholders’ (deficit) equity
Additional paid-in capital		262,271	310,267
Accumulated deficit		(271,040)	(305,073)
Statutory reserve		1,901	1,901

Total shareholders’ (deficit) equity		(6,868)	7,095

Total liabilities and shareholders’ equity		7,865	21,753

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the years ended December 31,
	2020	2021	2022
	$	$	$
Operating Expenses
General and administrative expenses	(2,125)	(2,450)	(1,653)

Operating loss	(2,125)	(2,450)	(1,653)

Share of losses of subsidiaries and Consolidated VIEs	(33,965)	(54,152)	(37,208)

Loss before income taxes	(36,090)	(56,602)	(38,861)
Income tax expense	-	-	-

Net loss	(36,090)	(56,602)	(38,861)

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2020	2021	2022
	$	$	$
Net loss	(36,090)	(56,602)	(38,861)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	1,498	507	(1,456)
Other comprehensive income (loss), net of tax of nil:
Comprehensive loss	(34,592)	(56,095)	(40,317)
Comprehensive loss attributable to the Company’s ordinary shareholders	(34,633)	(56,085)	(40,393)

Condensed statements of cash flows

For the years ended December 31,
	2020	2021	2022
	$	$	$
Net cash generated from operating activities	-	-	-
Net cash used in investing activities	-	-	-
Net cash generated from (used in) financing activities	-	-	-

Net increase (decrease) in cash and cash equivalent and restricted cash	-	-	-
Cash and cash equivalent and restricted cash at beginning of the year	-	-	-

Cash and cash equivalent and restricted cash at end of the year	-	-	-

Reconciliation of cash and cash equivalents and restricted cash

Cash and cash equivalents at end of the year	-	-	-
Restricted cash at the end of the year	-	-	-
Total cash and cash equivalents and restricted cash at the end of year	-	-	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

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

(b) Intercompany transactions

The Company had the following related party balances as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	$	$
Amount due from (to) related parties
- Borqs HK	17,472	17,280
- Borqs Beijing	(83)	(113)
- Borqs USA	808	808
- Borqs International	23,449	20,430

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

26.	SUBSEQUENT EVENTS

The Group has cash balance of $1,823 held by Silicon Valley Bank as of December 31, 2022. On March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank and appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. On March 12, 2023, the U.S. Department of the Treasury, the Federal Reserve and the FDIC released a joint statement confirming that all depositors of Silicon Valley Bank would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts. The Group received full access to the funds in its deposit and money market accounts on March 13, 2023. On March 14, 2023, the Group wired out the majority of the cash balance deposit in Silicon Valley Bank to HSBC bank account located in Hong Kong within the Group and only $0.4 thousand left.

The Group has a payable related to a lawsuit due to a third-party company. The original debtor claimed that the Group has breached the previously agreed settlement agreement, and transferred the debt to the third-party company during the year ended December 31, 2021. On April 20, 2023, the Group entered into a settlement agreement with the third-party company regarding the payments. According to the agreement, the Group will settle the balance in several payments until March 2024.

On May 03, 2023, the Group received written notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Group has not regained compliance with the minimum bid price of $1 required for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

The Group has engaged an advisory firm to request a hearing which will stay the suspension or delisting action pending the hearing and the expiration of any extension period granted by the Panel following the hearing. Consequently, the Group’s ordinary shares are expected to remain listed on The Nasdaq Capital Market at least until the Panel renders a decision following the hearing. There can be no assurance that the Panel will determine to continue the Company’s listing on the Nasdaq Capital Market or that the Group will timely evidence compliance with the terms of any extension that may be granted by the Panel following the hearing.