Form 20-F
period 2023-12-31
Borqs Technologies, Inc.
filed 2024-05-14
CIK 1650575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of class	Trading Symbol	Name of exchange on which registered
Ordinary shares, no par value	BRQSF	OTC Markets

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2023, there were 28,866,017 shares of the registrant’s ordinary shares, no par value, issued and outstanding.

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

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Annual Report. The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2023, and the consolidated balance sheet data as of December 31, 2022 and 2023, are derived from our audited consolidated financial statements and notes which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company opted for the rule that only three years of operating results are required to be presented in accordance with the applicable regulations of the British Virgin Islands.

Holu Hou Energy LLC (“HHE”), which identified the innovative clean energy business, a separate segment was reclassified as held for sale as of December 31, 2021, 2022 and 2023, for the carrying amounts will be recovered principally through a sale, and revenues and expenses related to HHE have been reclassified as discontinued operations from October 19, 2021 to December 31, 2021, and for the year ended December 31, 2022 until it has been deconsolidated.

	Fiscal Years Ended December 31,
Consolidated Statements of Income and Comprehensive Income Data:	2021	2022	2023
	($’000)
Net revenues	29,561	52,537	32,046
Gross profit	2,606	11,116	8,093
Operating expenses*	(29,003)	(12,051)	(18,402)
Other operating income	247	148	22
Operating loss	(26,150)	(787)	(10,287)
Loss from continuing operations, before income taxes	(55,655)	(28,886)	(27,926)
Income tax benefit (expense)	445	(59)	1,005
Net loss from continuing operations	(55,210)	(28,945)	(26,921)

Discontinued operations
Loss from discontinued operations, before income taxes	(1,392)	(9,916)	-
Income tax benefit (expense)	-	-	-
Loss from operations of discontinued entities	(1,392)	(9,916)	-
	-	-	-
Net loss	(56,602)	(38,861)	(26,921)

*	(Operating expenses for 2021 included stock-based compensation of $17.5 million and inventory impairment loss of $1.3 million)
*	(Operating expenses for 2022 included stock-based compensation of $3.4 million and reversal of allowance for doubtful accounts of $0.02 million)
*	(Operating expenses for 2023 included stock-based compensation of $7.8 million and reversal of allowance for doubtful accounts of $0.50 million)

	Fiscal Years Ended December 31,
Consolidated Balance Sheets Data:	2022	2023
	($’000)
Cash and cash equivalents	11,305	1,047
Restricted cash	32	26
Accounts receivable, net	3,482	2,363
Inventories	4,235	3,556
Property, plant and equipment, net	1,024	845
Total assets	30,143	21,432
Total liabilities	41,295	35,864
Total shareholders’ deficit	(11,152)	(14,432)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to our Business and Industry

●	We incurred losses and total cash outflows from operations, and we had a deteriorated net current assets position. There is substantial doubt about our ability to continue as a going concern.

●	Although our previously defaulted loans were completely paid off as of February 17, 2021, we may become in default with loans in the future and the following risks will reappear.

●	We have more current liabilities than current assets as of December 31, 2023.

●	If alternative mobile operating system platforms become more widely used or accepted, or mobile chipset manufacturers, mobile device Original Equipment Manufacturers (“OEMs” and each an “OEM”) and mobile operators do not continue to make product and service offerings compatible with the Android platform, our business could be materially harmed.

●	We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

●	We have limited experience with our current product offerings, which makes it difficult to predict our future operating results.

●	We operate in multiple rapidly evolving industries. If we fail to keep up with technological developments and changing requirements of our customers, business, financial condition and results of operations may be materially and adversely affected.

●	We face intense competition from onshore and offshore third party software providers in the Android platform and software market, and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

●	We may undertake acquisitions, investments, joint ventures or other alliances in the future, which could expose us to new operational, regulatory and market risks. Such future and past undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

●	We are dependent upon the Android platform and, if Google determines to no longer develop the Android platform and our further development is not taken up by reliable alternative sources, our business could be materially harmed.

●	If our customers move more research and development work in-house, lower demand for our solutions could reduce our net revenues and harm our business.

●	Our yearly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

●	If we fail to effectively manage our technical operations infrastructure, our customers may experience service outages and delays in the further deployment of our services, which may adversely affect our business.

●	Most of our engagements with customers are for a specific project only and do not provide for subsequent engagements. If we are unable to generate a substantial number of new engagements for projects on a continuing basis, our business and results of operations will be adversely affected

●	Because of the characteristics of open source software, there may be fewer technology barriers to entry in the Android platform and software market in which we compete, and it may be relatively easy for competitors, some of which may have greater resources than we have, to enter our markets and compete with us.

●	Security and privacy breaches may expose us to liability and harm our reputation and business.

●	We are vulnerable to technology infrastructure failures, which could harm our reputation and business.

●	We may not be able to continue to use or adequately protect our intellectual property rights, which could harm our business reputation and competitive position.

●	The international nature of our business exposes it to risks that could adversely affect our financial condition and results of operations.

●	We may not be able to manage our anticipated growth and our current and planned resources may not be adequate to support our expanding operations; consequently, our business, results of operations and prospects may be materially and adversely affected.

●	Due to intense competition for highly skilled personnel, we may fail to attract and retain qualified personnel to support our research and development operations; as a result, our ability to bid for and obtain new projects may be adversely affected and our net revenues could decline.

●	As mandated by the Committee on Foreign Investment in the United States (“CFIUS”), we have terminated our ownership in Holu Hou Energy LLC.

●	Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

●	We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and PRC and Indian anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

●	Trading on the OTC Markets is volatile and sporadic, which could depress the market price of the Company’s ordinary shares and make it difficult for the Company’s shareholders to resell their shares.

●	Global economic and political conditions may adversely impact our business, operating results and financial condition.

●	We may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

●	We are in arbitration with Shanghai Kadi Technologies Limited (“KADI”) and its owners due to KADI’s breach of contract according to the Share Purchase Agreement dated December 15, 2018 (the “KADI Agreement”) signed between Borqs and KADI.

●	If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely impacted.

Risks Related to Our Business Operations and Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected.

●	The recent PRC government intervention into business activities by U.S.-listed Chinese companies may indicate an expansion of the PRC’s authority that could negatively impact our existing and future operations in Hong Kong and China.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

●	Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how it may impact the viability of our current corporate structure, corporate governance and our business operations.

●	If the Chinese government were to impose new requirements for permission or approval from the PRC Authorities including China Securities Regulatory Commission (“CSRC”) or CAC, or any other entity that is required to approve the trading of our shares on the OTCQB Venture Market (“OTCQB”), to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

●	China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

●	Uncertainties with respect to the PRC legal system could harm us.

●	Recent trade policy initiatives announced by the United States administration against the PRC may adversely affect our business.

●	Our subsidiaries in China are subject to restrictions on making dividends and other payments to it or any other affiliated company.

●	The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries could materially increase our tax liabilities.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong Subsidiary.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.

●	Fluctuations in the value of the RMB may have a material adverse effect on your investment.

●	PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	The enforcement of the labor laws and other labor-related regulations in the PRC may adversely affect our results of operations.

●	Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

●	If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals, fail to fulfill their responsibilities or misappropriate or misuse those assets, our business and operations could be materially and adversely affected.

Risks Related to Our Securities

●	If equity research analysts publish unfavorable commentary or downgrade our ordinary shares, the price and trading volume of our ordinary shares could decline.

●	Future equity issuances could result in dilution, which could cause our ordinary shares price to decline.

●	Future sales of our ordinary shares by existing shareholders may cause our ordinary shares price to decline.

●	Global economic uncertainty and financial market volatility caused by political instability, changes in international trade relationships and conflicts, such as the conflict between Russia and Ukraine, could make it more difficult for us to access financing and could adversely affect our business and operations.

●	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. holders of our ordinary shares.

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

Risks Related to our Business and Industry

Summary of Risks Associated with Our Business Due to Changing PRC Rules and Regulations

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our ordinary share and warrants, including risks and uncertainties, among others, the following:

●	The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and warrants and limit the legal protections available to us. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Any change of regulations and rules by Chinese government may intervene or influence our operations at any time and any additional control over offerings conducted overseas and/or foreign investment in China- based issuers could result in a material change in our operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Our ordinary shares may be delisted or prohibited from being traded under the Holding Foreign Companies Accountable Act (“HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) were unable to fully inspect our auditor. The delisting or the cessation of trading of our ordinary shares, or the threat of them being delisted or prohibited from being traded on a national securities exchange or in the over-the-counter market, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections of our auditor, it would deprive our investors of the benefits of such inspections. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Yu Certified Public Accountant PC, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCA Act. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	The Hong Kong legal system embodies uncertainties which could negatively affect our trading on the OTCQB and limit the legal protections available to you and us. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Since 2020 and continuing into 2023, the Chinese government has been implementing increasingly stringent rules and regulations on its domestic business activities, particularly for companies whose shares are listed on U.S. exchanges. Such policy changes have caused profound impact on the value of the affected companies’ equities and resulted in significant drop in market valuation for their shareholders. The recent regulatory changes in China have focused on the following industries:

1)	Cryptocurrency mining and coin offerings

2)	Social media and cyber security

3)	Online gaming

4)	Ride-hailing

5)	Extra-curriculum education and tutoring

6)	Variable interest entity structures

The Company does not participate in any of the above six categories, and particularly our division that operated a MVNO business under a variable interest entity structure in China was sold as of October 29, 2020. Also, as indicated in this 2023 Annual Report filed on Form 20-F, our revenues recognized from activities in China represent 37.1%, 30.1% and 21.8% of our total net revenues for the years 2023, 2022 and 2021, respectively. However, as the rules and regulations in China continue to evolve, the Company may become affected in future periods causing the public market valuation of our shares to decline.

●	We are incorporated under the laws of the British Virgin Islands. Our principal executive offices are located in Hong Kong. We are a global leader in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are also a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications We are not a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in Cybersecurity Review Measures (Revised Draft for Public Comments) published by Cyberspace Administration of China or the CAC on July 10, 2021. The subsidiary Beijing Big Cloud Century Technology Ltd (“BC-Tech”) used to operate a mobile virtual network operator (“MVNO”) business in China with a VIE structure. The VIE entity was a holding company known as Beijing Big Cloud Network Technology Co. Ltd (“BC-NW”) which owned the operating company known as Yuantel (Beijing) Telecommunications Technology Co., Ltd (“Yuantel”). Yuantel was sold as of October 29, 2020. BC-NW was re-organized with the VIE structure dismantled and became directly owned by BC-Tech, and therefore BC-NW remains on the Company’s organization chart. Therefore, we are not covered by the permission and requirements from the China Securities Regulatory Commission (“CSRC”), CAC or any other entity that is required to approve of the VIE’s operations, and we have received all requisite permissions to operate our business in China and no permission has been denied.

●	We do not believe we are required to obtain any permission from any PRC governmental authorities to offer securities to foreign investors. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC and other PRC governmental authorities required for overseas listings, on the U.S. exchanges or on a foreign exchange other than the U.S., including the trading of our shares on the OTCQB. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our trading on the OTCQB from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If we inadvertently conclude that the approvals of the CSRC, or any other regulatory authority are not required for our trading on the OTCQB, or applicable laws, regulations, or interpretations change and we are required to obtain approvals in the future, obtaining such approvals could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including the ordinary shares, to significantly decline or be worthless. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. In addition, these regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from any overseas securities offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any of our securities offerings before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. See “Risk Factors –Risks Related to Our Business Operations and Doing Business in China”.

We incurred losses and total cash outflows from operations, and we had a deteriorated net current assets position. There is substantial doubt about our ability to continue as a going concern.

As of December 31, 2023, we had cash and cash equivalents of approximately $1.0 million and generated a net loss from continuing operations of approximately $15.9 million and cash outflows of approximately $10.3 million for the year then ended. We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

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

We have more current liabilities than current assets as of December 31, 2023.

On our balance sheet as of December 31, 2023, there were current assets of $18.1 million and current liabilities of $33.0 million. Although profit margin improvements coupled with better financing facilities in future periods may reverse this situation, there is no assurance of how long this situation may remain or if we can ever achieve healthier liquidity ratios. If this situation persists for too long, it will hamper the Company’s ability to operate effectively and will likely create pressure on the market price of our ordinary shares.

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

We have derived and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top five customers accounted for 87.8%, 86.4% and 95.2% of our net revenues in 2021, 2022 and 2023, respectively.

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

Our customers generally retain us on a project-by-project basis in connection with specific projects rather than on a recurring basis under long-term contracts. Historically, a significant portion of our net revenues has been comprised of software fees, relating to one-time research and engineering work performed for customers. For 2021, 2022 and 2023, our net revenues from software fees were $10.7 million, $13.1 million and $13.0 million respectively, representing 36.3%, 24.9% and 40.6% of total net revenues, respectively. Although a significant amount of our net revenues is generated from repeat business, which we define as revenues from a customer who also contributed to our revenues during the prior fiscal year, our engagements with our customers are typically for individual projects that are often on a non-exclusive, project-by-project basis. In addition, a majority of our customer contracts from which we generate product fees can be terminated by customers with or without cause. There are many factors outside of our control that might lead customers to terminate a contract or project with us, including, among others:

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

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the British Virgin Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, India and Brazil, with branch offices in Japan and South Korea. In addition, one of our growth strategies is to further expand our business in Europe and into the United States. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

●	significant currency fluctuations between the Renminbi and the U.S. dollar and other currencies in which we transact business;

●	difficulty in identifying appropriate mobile chipset manufacturers, mobile device OEMs, mobile operators and/or joint venture partners, and establishing and maintaining good relationships with them;

●	legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

●	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

●	adverse effect of inflation and increase in labor costs;

●	current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

●	general global economic downturn;

●	for 2023, our revenues were 8.2% concentrated with one customer in United States, and the financial status of this customer together with the state of the U.S. economy can greatly affect our business;

●	unexpected changes in political environment and regulatory requirements; and

●	terrorist attacks and other acts of violence or war.

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

As mandated by the Committee on Foreign Investment in the United States (“CFIUS”), we have terminated our ownership in Holu Hou Energy LLC.

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

Subsequent to the year ended December 31, 2023, the Company completed the divestment of all of its interest in Holu Hou Energy LLC as of March 6, 2024, adhering to the requirements from the Commission on Foreign Investment in the United States.

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

Because our ordinary shares are quoted on the OTC, your ability to sell your shares in the secondary trading market may be limited.

As of the date of this filing, our ordinary shares are quoted on the OTC Markets Group, Inc.’s OTCQB Venture Market, and such market is currently the only trading market for BRQSF. We can provide no assurance that BRQSF will continue to trade on this market, whether broker-dealers will continue to provide public quotes of BRQSF on this market, whether the trading volume of BRQSF will be sufficient to provide for respective efficient trading markets or whether quotes for BRQSF will continue on this market in the future, which could result in significantly lower trading volumes and reduced liquidity for investors seeking to buy or sell BRQSF. As a result, prices for shares of BRQSF may be lower than might otherwise prevail if BRQSF were listed on a national securities exchange.

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

On January 16, 2024, the arbitrator in Hong Kong has issued the final award in favor of Borqs that KADI is to: i) return to Borqs the Advanced Payment of US$600,000; ii) pay Borqs pre-award interest on the Advanced Payment for the period from October 1, 2021 to January 16, 2024 at the simple rate of 5.5% per annum; iii) pay Borqs post-award interest on the Advanced Payment for the period from January 16, 2024 until full repayment is made at the simple rate of 8.875% per annum; and iv) return to Borqs a total of 5,435 Borqs shares (post reverse split adjusted) issued to the KADI parties in 2019 (not adjusted for the reverse-splits of Borqs shares).

On April 15, 2024, the arbitrator in Hong Kong has issued the final award in favor of Borqs on costs incurred by Borqs related to the arbitration, that KADI is to pay Borqs for legal expenses and fees in the amount of HK$955,744 plus interest at the rate of 8.875% per annum from April 15, 2024 until full payment is made.

If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are required to evaluate the effectiveness of disclosure controls and procedures and internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis; and a “significant deficiency” is less severe than a material weakness in that it is unlikely to have a material impact on financial statements but is important enough to merit attention by those responsible for oversight of the company’s financial reporting. Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2023. In the years ended December 31, 2023 and 2022, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

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

We believe that the Company’s financial reporting persons possess significant US GAAP experience to be a valuable resource for us with respect to financial reporting work. We believe we have adequate personnel with knowledge and experience with US GAAP for the preparation of our annual report for the year 2023. Since December 2018, our Chairperson of the Audit Committee has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations. The Chairperson of the Audit Committee has been a member of the Washington State Board of Accountancy since the year 1989. However, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the market price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

In addition, the Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on December 27, 2021 and took effective on January 1, 2022. Furthermore, on December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

The PRC Company Law (the “Company Law”), promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, was recently amended on December 29, 2023 and will become effective on July 1, 2024. The Company Law provides new requirements for the time limit for contribution of capital, the company’s organizational structure, corporate governance, and the rights and obligations of shareholders, which also apply to foreign investment enterprises in the PRC. Uncertainties exist with respect to the interpretation and implementation of the Company Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

If the Chinese government were to impose new requirements for permission or approval from the PRC Authorities including China Securities Regulatory Commission (“CSRC”) or CAC, or any other entity that is required to approve the trading of our shares on the OTCQB, to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Further, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. If, (i) we inadvertently conclude that such approvals or permissions are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such approvals and permissions in the future, and we are unable to obtain such approvals and permissions, Borqs will not be able to perform R&D and manufacturing in China, our revenues will be adversely affected and we will have to expand our R&D activities in India and relocate our manufacturing activities outside China to India or other Asian countries. Also, if applicable laws, regulations, or interpretations change, and we are required to obtain permission or approval from the PRC authority for the offering and listing or trading of our Ordinary Shares in the U.S. in the future, and if any of such permission or approval were not received maintained, or subsequently rescinded, it may significantly limit or completely hinder our ability to list our shares or cause the value of our Ordinary Shares to significantly decline or become worthless.

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

The audit report included in our Form 20-F for the years ended December 31, 2021, 2022 and 2023, were issued by Yu Certified Public Accountant P.C. (“Yu CPA”), an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor.

However, the recent developments would add uncertainties to our trading and we cannot assure you whether the OTC Markets or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

In the year ended December 31, 2023, we derived about 31.3% of our revenues from customers located in India. In recent years, skirmishes occurred over the Sino-Indian border and the relationship between the two countries has been in distress. Although there had been no official statements from either governments that directly affected commercial activities between the two countries, tension may escalate in the future to have a negative impact on our businesses.

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

We are exposed to risks associated with international relations, in particular, the relationship between the United States and China. Any unfavorable government policies, including those on investment restrictions or international trade, such as capital and data controls, tariffs or international payment and settlement system, updated or expanded sanctions and export control regulations, or any new or escalation of geopolitical confrontation and conflicts, may affect the demand for our products, impact the competitive position of our products, or prevent us from selling products in certain countries, or even our participation in international capital markets or the international payment and settlement system, any of which would materially and adversely affect our international operations, results of operations and financial condition.

On February 28, 2024, President Biden signed Executive Order 14117, which seeks to restrict access to bulk sensitive personal data and U.S. government-related data by “countries of concern” including China. On October 16, 2023, the Commerce Department’s Bureau of Industry and Security, or BIS, issued an interim final rule, “Implementation of Additional Export Controls: Certain Advanced Computing Items; Supercomputer and Semiconductor End Use; Updates and Corrections”. BIS sought comments in relation to “infrastructure as a service”, or IaaS, to address access by Chinese customers to IaaS to develop dual-use AI foundation models with potential capabilities of concern.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company with operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our subsidiaries in China. Any loans to our subsidiaries in China, which are treated as foreign-invested enterprises under PRC laws, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. According to the PRC regulations on foreign-invested enterprises in China, capital contributions to the PRC subsidiaries are subject to the requirement of making necessary filings or reports in the Foreign Investment Comprehensive Management Information System, and registration with a local bank authorized by SAFE. Any medium or long-term loan to be provided by us to our consolidated affiliated entities must be filed with the National Development and Reform Commission and recorded by SAFE or its local branches through the online filing system of SAFE pursuant to applicable PRC regulations.

The Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, which was issued by the SAFE and was most recently amended on March 23, 2023, allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, which was promulgated by the SAFE and was most recently amended on December 4, 2023, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China, subject to certain conditions. As of the date of this annual report, its interpretation and implementation in practice remained subject to further explanations and elaborations. As the government authorities have discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or filings or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our securities offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We cannot assure, however, that all of these individuals can successfully complete required filings or updates on a timely manner, or at all. Furthermore, as there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how these regulations, and any further regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We can provide no assurance that we currently are, and we will in the future continue to be, fully informed of identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by Circular 37 and Circular 13 or other related rules in a timely manner. Any failure or inability by any of our shareholders or beneficial owners who are PRC residents to comply with SAFE regulations may subject them to fines or other legal sanctions, such as potential liability for our PRC subsidiaries and, in some instances, for their legal representatives and other liable individuals, as well as restrictions on our ability to contribute additional capital into our PRC subsidiaries or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-denominated loans from our offshore holding companies. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. In addition, SAFE Circular 37 stipulates that PRC residents who participate in a share incentive plan of an overseas non-publicly listed special purpose company may register with SAFE or its local branches before they obtain the incentive shares or exercise the share options. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are or will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on their ability to exercise their share options or remit proceeds gained from sale of their shares into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

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

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008 and was revised on December 28, 2012 and became effective on July 1, 2013. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the Labor Contract Law. Among other things, it is required that that annual leave ranging from five to 15 days be made available to employees and that the employee be compensated for any untaken annual leave days in the amount of three times of the employee’s daily salary, subject to certain exceptions. As a result of these regulations designed to enhance labor protection and increasing labor costs in China, our labor costs have increased. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

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

We have employees i) with the majority of them in Bangalore, India engaged in software engineering in the mobile communication industry, and ii) in Beijing, China engaged in hardware supply chain management and manufacturing. Our parent company is in the British Virgin Islands and our agent in the BVI is Kingston Chambers and their address is P.O. Box 173, Road Town, Tortola, British Virgin Islands.

We are a global provider in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications. We acquired 51% ownership in HHE on October 19, 2021, which designs and commercializes solar power and energy storage solutions to residential and commercial customers in the United States. As of March 6, 2024, the Company has completed the sale of its ownership in HHE.

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

In the years ended December 31, 2021, 2022 and 2023, Borqs generated 78.2%, 69.9% and 62.9% of its Connected Solutions BU revenues from customers headquartered outside of China and 21.8%, 30.1% and 37.1% from customers headquartered in China.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2023, 249 out of the 305 employees and contractors were technical professionals dedicated to platform research and development and product specific customization in India and China.

The following customers accounted for near 10% or more of our total revenues, for the years indicated:

2023	Metro (Suzhou) Technologies Co Ltd	37.1%
	Qualcomm India Pvt Ltd	31.1%
	ECOM Instruments	14.2%

2022	Metro (Suzhou) Technologies Co Ltd	30.1%
	GreatCall, Inc.	19.9%
	ECOM Instruments	14.1%

2021	GreatCall, Inc.	25.1%
	ECOM Instruments	24.5%
	Qualcomm India Ltd.	16.4%

History and Development of the Company

Corporate Organizational Chart

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and un-consolidated minority interests in certain entities as of the date of this report.

Borqs Entities Including Wholly-Owned Subsidiaries and Consolidated Affiliated Entities

●	Borqs Technologies, Inc. (BRQS) – the BVI parent holding company and the listing company.

●	Borqs International Hold Corp (BHolding) – the Cayman Island holding company that was the parent company prior to our listing on NASDAQ in August 2017.

●	Borqs Capital, Inc. – a British Virgin Islands company that is responsible for U.S. investments.

●	Borqs Technologies USA, Inc. (BTUSA) – a US entity responsible for commercial contracts with customers that require a US entity for contractual basis.

●	Borqs Technologies (HK) Limited (BTHK）– a Hong Kong entity responsible for signing commercial contracts that do not use Chinese RMB or Indian Rupee. This entity is currently idle.

●	Borqs Hong Kong Limited (BHK) – a Hong Kong entity that holds 60% of the shares of Borqs Technologies Ltd (BTCHN), holds 60% of the shares of Borqs KK (BKK), and holds 100% of Borqs Chongqing Ltd (BCQ) and 100% of Borqs Beijing Ltd (BBJ). This entity signs a majority of our commercial contracts with international customers.

●	Borqs Software Solutions Private Ltd (BIN) – an Indian entity responsible for our software engineering R&D and for signing commercial contracts that require the Indian Rupee currency.

●	Borqs Beijing Ltd. (BBJ) – a wholly foreign owned enterprise, a “WFOE” as it is called, in China. This entity is responsible for the general administration and hardware R&D purposes.

●	Borqs Chongqing Ltd. (BCQ) – a wholly owned foreign enterprise in China that is a holding company for Beijing Big Cloud Century Technology Ltd, and it is responsible for the purchasing and management of the component supplies for the manufacturing of our products.

●	Beijing Big Cloud Century Technology Ltd. (BC-Tech) – an entity in China and is a holding company for Beijing Big Cloud Network Technology Co. Ltd and Beijing Borqs Software Technology Co. Ltd.

●	Beijing Borqs Software Technology Co. Ltd. (BSW) – an entity in China and is responsible for our software R&D.

●	Beijing Big Cloud Network Technology Co. Ltd (BC-NW) – an entity in China that was formerly the holding company of our VIE entities engaged in the business of mobile virtual network operator (“MVNO”). The VIE entities and the MVNO business was sold as of October 2020.

●	Borqs Technologies Ltd. (BTCHN) – a Sino-foreign entity in China for setting up a manufacturing facility in Huzhou, China, and is a holding company for Borqs Huzhou Ltd (BHZ).

●	Borqs Huzhou Ltd. (BHZ) – an entity in China responsible for operations of our hardware manufacturing activities in Huzhou, China.

●	Borqs Henan Ltd. (BHN) – an entity in China responsible for operations of our hardware manufacturing activities in Henan, China.

●	Borqs KK (BKK) – an entity in Japan responsible for sales activities in Japan.

We have dedicated significant resources to research and development, and have research and development centers in Bangalore, India and Beijing, China. As of December 31, 2023, out of our total employed headcount of 305 employees and contractors, 249 were technical professionals dedicated to platform research and development and product specific customization.

For additional information, see Note 1 in our consolidated financial statements.

Business Units

We had two business units (“BU”), Connected Solutions and Solar Power before the deconsolidation of HHE. And we have only one BU, Connected Solutions as of December 31, 2023.

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

As above, the Solar Power BU, a separate segment was deconsolidated on December 31, 2022, and reclassified as held for sale as of December 31, 2021, 2022 and 2023, for the carrying amounts will be recovered principally through a sale and revenues and expenses related to HHE have been reclassified in the accompanying consolidated financial statements as discontinued operations for fiscal 2022.

As of March 6, 2024, the Company has completed the sale of its ownership in HHE.

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

HHE was deconsolidated on December 31, 2022. Assets and liabilities related to HHE, which the Group acquired in October 2021 were reclassified as held for sale as of December 31, 2021, 2022 and 2023, and revenues and expenses related to Solar Energy segment were reclassified as discontinued operations for all periods presented.

As of March 6, 2024, the Company has completed the sale of its ownership in HHE.

Customers

The Company’s primary customers are mobile chipset manufacturers, mobile device OEMs and mobile operators. For the year ended December 31, 2023, Metro (Suzhou) Technologies Co Ltd, Qualcomm India Ltd and ECOM Instruments accounted for 37.1%, 31.1% and 14.2% of our net revenues, respectively. For the year ended December 31, 2022, Metro (Suzhou) Technologies Co Ltd, GreatCall, Inc., Qualcomm India Ltd and ECOM Instruments accounted for 30.1%, 19.9%, 16.5% and 14.1% of our net revenues, respectively. For the year ended December 31, 2021, GreatCall, Inc., ECOM Instruments and Qualcomm India Ltd accounted for 25.1%, 24.5% and 16.4% of our net revenues, respectively.

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

Research and Development

The Company has dedicated significant resources to research and development, with research and development centers in Bangalore, India and Beijing, China. As of December 31, 2023, 249 of our 305 employees and contractors were technical professionals dedicated to platform research and development and product specific customization. Technical professionals have diverse backgrounds and experience gained through employment with leading mobile chipset designers and manufacturers, mobile device OEMs, internet content providers and other software and hardware enterprises, and also solar energy usage, storage, load balancing and system controlling software systems.

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

The Company has been granted 133 patents in China and 8 patents in the United States as of December 31, 2023  . The Company also has 98 software copyrights and 20 trademarks registered in China. In addition, the Company has registered its domain name with various domain name registration services.

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

The Company had more than 50 customers as of December 31, 2023, including some of the world’s leading companies in the mobile industry. Its diversified customer base includes mobile chipset manufacturers, mobile device original equipment manufacturers (“OEMs”) and mobile operators. Through 2021, the Company has collaborated with more than six mobile chipset manufacturers (including Intel, Qualcomm, Marvell) and 29 connected device OEMs (including LGE, Micromax, Acer, Motorola and Vizio) to commercially launch Android-based devices in 11 countries, and more than 18 million mobile devices sold worldwide have BorqsWare software platform solutions embedded. Our products had been deployed by more than 10 service providers (including AT&T, China Mobile, Claro, Orange, Reliance Jio, Sprint, Verizon) on four continents.

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

Employees

As of December 31, 2023, we had 305 employees and contractors worldwide including 223 in India, 82 in China and Hong Kong, and 0 international employees. None of our employees are represented by a labor union. Out of our total headcount, 249 are engineers and technical staff engaged in R&D and design work.

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

Locations	Approximate Size	Primary Uses	Lease Expiration Date
Bangalore, India	4400 sq. meters	R&D	January 31, 2028
Beijing, China	1180 sq. meters	Management office	December 31, 2025
Huzhou Zhejiang, China	2674 sq. meters	R&D, and manufacturing	February 18, 2025

The Company mostly subcontracts manufacturing to other factories. At the Company’s Huzhou facility, there is an assembly line with capacity for half a million units per year for small orders.

Segments

As of December 31, 2023, we operate in one reportable segment, which is the Connected Solutions. See Note 2, Segment Reporting, of our notes to consolidated financial statements.

Geographic Concentration

The following table sets forth the Company’s connected solutions net revenues from customers, in absolute amount and as a percentage of net revenues, based on location of the customer’s headquarters.

	For the years ended December 31,
	2021		2022		2023
	$	%	$	%	$	%
	($’000)
United States	9,138	30.9%	15,430	29.4%	5,025	15.7%
India	6,500	22.0%	13,559	25.8%	10,045	31.3%
China	6,446	21.8%	15,819	30.1%	11,891	37.1%
Rest of the World	7,477	25.3%	7,729	14.7%	5,085	15.9%
Net Revenues	29,561	100.0%	52,537	100.0%	32,046	100.0%

The Company’s connected solutions net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2021 to 2023, we engaged with one significant customer in India who continued to place significant orders with us in all three years.

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

As of February 10, 2021, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees, converted into and sold all 118,373 shares of the Company’s ordinary shares (post reverse split adjusted). With the Company settling another $1.27 million of debt, accrued interest and applicable fees directly with the senior lender by the issuance of 7,848 shares (post reverse split adjusted) on February 17, 2021 which the senior lender subsequently sold, the Company’s defaulted Debts with the senior lender totaling $19.14 million have been eliminated since.

Convertible Notes Sold

The Company sold $1.5 million of convertible notes and accompanying warrants to an Australian institutional investor in August 2023.  With part of the proceeds from the divestment of HHE which was completed as of March 1, 2024, the Company repurchased the $1.5 million convertible notes and unexercised warrants from the investor as of March 9, 2024.

The Company sold convertible notes on May 25, 2022 to institutional and individual investors for $16 million (the “May 25 Notes”). The notes are due in two years, have an annual interest rate of 10%, convertible into ordinary shares of Borqs at $5.319 per share (post reverse split adjusted) and has 100% warrant coverage with the warrants exercisable for cash or cashlessly at the closing bid price of 2 days prior to exercising but not less than $4.92 per share (post reverse split adjusted).

The Company signed agreements with institutional and individual investors for sale of convertible notes on February 25, 2021 for $20 million (the “Feb 25 Notes”) and on April 14, 2021 for $3 million (the “April 14 Notes”). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $26.66 per share (post reverse split adjusted) for the Feb 25 Notes and $1.540 for the Apr 14 Notes. The conversion price is at $18.47 per share (post reverse split adjusted) for the Feb 25 Notes and $12.85 per share (post reverse split adjusted) for the Apr 14 Notes, or at a one-time reset at 90% of the market price at the time of effectiveness of the required registration statement, whichever is lower. One-third of the notes are sold at the execution of definitive agreements and two-thirds of the notes were sold upon the effectiveness of a registration statement filed by the Company and such effectiveness was declared by the SEC on May 3, 2021.

The Company sold convertible notes on September 14, 2021 to institutional and individual investors for $13.575 million (the “Sep 14 Notes”). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $10.42 per share (post reverse split adjusted). The conversion price is at $7.84 per share (post reverse split adjusted), or at a one-time reset at 90% of the market price of the time of effectiveness of registration statement or when Rule 144 becomes applicable, whichever is lower.

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

Overview

Borqs Technologies, Inc. (“we”, “the Company” or “Borqs”) is a company focused on software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications. In recent years, we have been awarded significant business contracts from global customers. Particularly, significant contracts from Qualcomm were awarded to us in 2021, 2022 and also in 2023.

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

In the years ended December 31, 2021, 2022 and 2023, Borqs generated 78.2%, 69.9% and 62.9% of its connected solutions net revenues from customers headquartered outside of China and 21.8%, 30.1% and 37.1% of its net revenues from customers headquartered within China.

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

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2023, 249 of our 305 employees and contractors were technical professionals dedicated to platform research and development and product specific customization.

We have experienced volatile business cycles since inception in 2007. Net revenues from continuing operations of the Connected Solutions BU increased, from $75.1 million in 2015 to $85.4 million in 2016, to $122.2 million in 2017, to $128.4 million in 2018, but scaled back to $98.9 million in 2019. Our operations were significantly affected by the COVID-19 pandemic in 2020, and recorded only $26.8 million in revenues for the year 2020. We grew back to $29.6 million, $52.5 million and $32.0 million in revenues for the year 2021, 2022 and 2023, respectively. We recorded a net loss of $12.8 million in 2017 which included non-cash merger related costs of $14.5 million. In the year 2018 we incurred a net loss of $72.0 million which included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018 due to uncertainty in collectability, non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses. In the year 2020, we incurred a net loss of $34.8 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, non-recurring penalties of $1.1 million, share-based compensation expense of $20.0 million and contingency loss of $3.1 million and allowance for doubtful accounts of $4.4 million, offset by gain on disposal of Yuantel of $10.1 million. In the year 2021, we incurred a net loss of $56.6 million which included professional fees of $2.1 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $9.9 million, share-based compensation expense of $17.5 million and impairment loss of $1.3 million and loss on debt settlement of $17.2 million, offset by reversal of contingency loss of $3.3 million and gain on debt forgiveness of $2.1 million. In the year 2022, we incurred a net loss of $38.9 million, consisted of loss from continuing operation of $29.0 million and loss from discontinued operation of $9.9 million. For the loss from continued operation, which included professional fees of $1.4 million, salaries and welfare of $5.9 million, interest expense related to debt discount of $11.4 million, share-based compensation expense of $3.4 million. In the year 2023, we incurred a net loss of $26.9 million, all consisted of loss from continuing operation. For the loss from continued operation, which included professional fees of $1.8 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $0.7 million, share-based compensation expense of $7.8 million.

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

As of March 6, 2024, the Company has completed the sale of its ownership in HHE.

The aggregate amount of cash and cash equivalent and restricted cash are not materially affected by currency fluctuations because the majority of our revenues are denominated in U.S. Dollars based on contracts made in Hong Kong. Financings from sales of equity and working capital loans are denominated in U.S. Dollars and executed in Hong Kong and the Cayman Islands, and repayments have been made in U.S. Dollars outside of China, thus not requiring approval from the PRC State Administration of Foreign Exchange. Personnel and personnel-related expenses are primarily paid in the Indian and Chinese currencies, and costs of components used in the Connected Solutions and Solar Power Business Units and hardware revenues are primarily paid in U.S. Dollars. As of December 31, 2023, we held cash and cash equivalents totaling $1.0 million on a consolidated basis.

Results of Operations

The following table sets forth a summary of the Company’s consolidated results of operations for the periods indicated. The activities indicated herewith were from our Connected Solutions BU, our continuing operations; they did not include activities from our Solar Power BU which were classified as discontinued operations. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere or incorporated by reference in this Annual Report. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

Comparisons of Fiscal Years Ended December 31, 2021, 2022 and 2023

	Fiscal Years Ended December 31,
Consolidated Statement of Operations Data:	2021	2022	2023
	($’000)
Net revenues	29,561	52,537	32,046
Cost of revenues	(26,955)	(41,421)	(23,953)
Gross profit	2,606	11,116	8,093

Operating expenses	(29,003)	(12,051)	(18,402)
Other operating income	247	148	22
Operating loss	(26,150)	(787)	(10,287)

Other expense	(29,505)	(28,099)	(17,639)
Loss from continuing operations, before income taxes	(55,655)	(28,886)	(27,926)

Income tax benefit (expense)	445	(59)	1,005
Net loss from continuing operations	(55,210)	(28,945)	(26,921)

Discontinued operations
Loss from operations of discontinued operations	(1,392)	(9,916)	-
Income tax benefit (expense)	-	-	-
Loss on discontinued operations	(1,392)	(9,916)	-

Net loss	(56,602)	(38,861)	(26,921)

Less: net loss attributable to noncontrolling interests	(737)	(4,829)	(454)
Net loss attributable to Borqs Technologies, Inc.	(55,865)	(34,032)	(26,467)

For the year ended December 31, 2021, we incurred a net loss of $56.6 million which included professional fees of $2.1 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $9.9 million, share-based compensation expense of $17.5 million and impairment loss of $1.3 million and loss on debt settlement of $17.2 million, offset by reversal of contingency loss of $3.3 million and gain on debt forgiveness of $2.1 million. For the year ended December 31, 2022, we incurred a net loss of $38.9 million, consisted of loss from continuing operation of $29.0 million and loss from discontinued operation of $9.9 million. For the loss from continued operation, which included professional fees of $1.4 million, salaries and welfare of $5.9 million, interest expense related to debt discount of $11.4 million, share-based compensation expense of $3.4 million. For the year ended December 31, 2023, we incurred a net loss of $26.9 million, all the losses derived from continuing operation. For the loss from continued operation, which included professional fees of $1.8 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $0.7 million, share-based compensation expense of $7.8 million.

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

For the year ended December 31, 2023, net revenues from Connected Solutions BU were $32.0 million representing a 39.0% decrease from the previous year. The decrease in business activities in 2023 was mainly attributable to the decrease in our hardware revenue. For the year ended December 31, 2022, net revenues from Connected Solutions BU were $52.5 million representing a 77.7% increase from the previous year. The increase in business activities in 2022 was mainly attributable to the increase in both our hardware and software revenue. For the year ended December 31, 2021, all of our revenue of $29.6 million were generated from Connected Solutions BU. Although there was continuous impact of COVID-19 pandemic, our revenue increased $2.8 million or 10.5% when comparing with fiscal 2020.

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

Net Revenues — Connected Solutions BU

Connected Solutions BU net revenues consist of engineering design fees, software royalties and product sales. It represents our continuing operation for the years ended December 31, 2021, 2022 and 2023.

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

The following table sets forth our net revenues, as well as the components of such revenues, for the periods indicated, both in absolute amount and as a percentage of total net revenues:

	For the years ended December 31,
	2021		2022		2023
	$	%	$	%	$	%
	($’000)
Software	10,732	36.3%	13,080	24.9%	12,995	40.6%
Hardware	18,829	63.7%	39,457	75.1%	19,051	59.4%
Connected Solutions BU net revenues	29,561	100%	52,537	100%	32,046	100%

Software

Software net revenues were $10.7 million, $13.1 million and $13.0 million in the years ended December 31, 2021, 2022 and 2023, respectively, representing 36.3%, 24.9% and 40.6% of our continuing operations Connected Solutions BU net revenues. For the year ended December 31, 2021, our software net revenues were $10.7 million which represented 36.3% of total net revenues. It was stable when comparing with our software net revenues for the year ended December 31, 2020. For the year ended December 31, 2022, our software net revenues were $13.1 million which represented 24.9% of total net revenues. It increased 22% when comparing with our software net revenues for the year ended December 31, 2021. For the year ended December 31, 2023, our software net revenues were $13.0 million which represented 40.6% of total net revenues, which was stable when comparing with our software net revenues for the year ended December 31, 2022.

Hardware

Hardware net revenues were $18.8 million, $39.5 million and $19.0 million in the years ended December 31, 2021, 2022 and 2023, respectively, representing 63.7%, 75.1% and 59.4% of our continuing operations Connected Solutions BU net revenues. Again, as discussed above, these fluctuations may not be attributed to any particular market trend since our sales were all made to order for our industrial customers. Types of products include wearables such as trackers and smart watches, ruggedized handsets, tablets and smart phones and mobile connectivity modules. As described above, hardware sales comprised of all made-to-order products with quantities as stipulated by our customers and included consumer and industrial use devices as well. As such, the orders we receive from our customers may not adhere to seasonality and therefore fluctuations in our business activity levels may not conform to any particular trend.

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

Geographic Concentration

The following table sets forth our net revenues from customers based on location of the customer’s headquarters, both in absolute amount and as a percentage of net revenues. These figures do not take into account the geographic location of end-users of customer products:

	For the years ended December 31,
	2021		2022		2023
	$	%	$	%	$	%
	($’000)
United States	9,138	30.9%	15,430	29.4%	5,025	15.7%
India	6,500	22.0%	13,559	25.8%	10,045	31.3%
China	6,446	21.8%	15,819	30.1%	11,891	37.1%
Rest of the world	7,477	25.3%	7,729	14.7%	5,085	15.9%
Net revenues	29,561	100.0%	52,537	100.0%	32,046	100.0%

The Company’s net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2021 to 2022, revenues from customers with headquarters in China increased mainly due to a customer, named Metro (Suzhou) Technologies Co Ltd placed more orders during the year ended December 31, 2022. Our main customer in the United States for the years 2021 and 2022 was GreatCall, Inc. From 2022 to 2023, revenues from customers with headquarters in China increased, while the revenue with our main customer in India, Reliance Retail Limited, declined when comparing with 2022.

Net Revenues from discontinued operations — Solar Power BU

For our discontinued operations, Solar Power BU, HHE designs, develops, integrates and installs solar power systems to the residential and commercial customers including solar panels and lithium battery based energy storage systems. HHE recognizes revenues when the solar power projects are fully completed. The financial results of HHE from October 19, 2021 to December 31, 2021, and for the year ended December 31, 2022 were classified as discontinued operations. During the period from October 19, 2021 to December 31, 2021, no solar power projects were completed, and consequently no revenues from HHE was recognized. During the year ended December 31, 2022, $4.0 million revenue recognized and recorded in the discontinued operations. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue.

Cost of Revenues

Cost of our continuing operations Connected Solutions BU revenues primarily consists of personnel and personnel-related costs associated with engineering projects paid for by customers, and costs of hardware components used to manufacture products. Cost of our discontinued operations Solar Power BU revenues primarily consists of solar inverters, controllers and panels.

The following table sets forth cost of revenues, both in absolute amount and as a percentage of total cost of revenues, for Connected Solutions BU revenue from our continuing operation and Solar Power BU revenue from our discontinued operations.

	For the years ended December 31,
	2021		2022		2023
	$	%	$	%	$	%
	($’000)
Continuing operation:
Connected Solutions BU	26,955	100.0%	41,421	83.5%	23,953	100.0%
Discontinued operations:
Solar Power BU	-	-	8,160	16.5%	-	-
Total cost of revenues	26,955	100.0%	49,581	100.0%	23,953	100.0%

Connected Solutions BU cost of revenues varied from 2022 to 2023 in attribution to similar changes in our volume of hardware products sales during these years. Our cost of revenue decreased $17.4 million or 42% when comparing with that of fiscal 2022. It mainly attributes to the hardware cost decrease of $19.3 million, and offset by the software cost increase of $1.8 million. Connected Solutions BU cost of revenues decrease significantly from 2022 to 2023 in line with our revenue increase in Connected Solutions BU.

Gross Profit and Gross Margin

Gross profit represents net revenues less cost of revenues. Gross margin represents gross profit as a percentage of revenues.

Gross profits for our continuing operations Connected Solutions BU in the years ended December 31, 2021, 2022 and 2023 were a gross profit of $2.6 million, $11.1 million and $8.1 million respectively.

	For the years ended December 31,
	2021		2022		2023
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Continuing operations:
Connected Solutions BU	2,606	8.8%	11,116	21.2%	8,093	25.3%

Connected Solutions BU gross profits include gross profits from software projects and gross profits from hardware projects. As shown in the following table, software and hardware gross margins in the year ended December 31, 2021 were12.1% and 6.9% respectively. For the year ended December 31, 2022, our gross margins in software and hardware were 53.0% and 10.6% respectively. For the year ended December 31, 2023, our gross margins in software and hardware were 39.0% and 15.9% respectively.

	For the years ended December 31,
	2021		2022		2023
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Software	1,303	12.1%	6,931	53.0%	5,061	39.0%
Hardware	1,303	6.9%	4,185	10.6%	3,032	15.9%
Total	2,606	8.8%	11,116	21.2%	8,093	25.3%

Software projects are further categorized as design, royalty and service projects, reflecting the nature of the work:

●	Design projects consist primarily of non-recurring engineering fees for which we provide customized work according to our clients’ required functionalities and needs;

●	Royalty projects consist of per unit royalties based on customer usage of our previously completed software products; and

●	Service projects where our engineers perform engineering services following the instructions of the customers, charging them hourly fees on full time equivalent basis.

For our discontinued operations Solar Power BU gross profits were nil, negative $4.0 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively. Gross margin as a percentage of sales is presented in the following table.

	For the years ended December 31,
	2021		2022		2023
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Discontinued operations:
Solar Power BU	-	-	(4,126)	(102.3)%	-	-

Operating Expenses

For our continuing operations, the operating expenses principally consist of sales and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth operating expenses for the periods indicated, both in absolute amount and as a percentage of net revenues:

	For the years ended December 31,
	2021		2022		2023
	$	As % of Revenue	$	As % of Revenue	$	As % of Revenue
	($’000)
Sales and marketing expenses	(151)	0.5%	(341)	0.6%	(494)	1.5%
General and administrative expenses	(23,558)	79.7%	(7,186)	13.7%	(13,012)	40.6%
Research and development expenses	(5,294)	17.9%	(4,524)	8.6%	(4,896)	15.3%
Total	(29,003)	98.1%	(12,051)	22.9%	(18,402)	57.4%

For the year ended December 31, 2021, general and administrative expenses were $23.6 million which included professional fees of $2.1 million, salaries and welfare of $3.7 million, impairment loss of $1.3 million, share-based compensation expense of $17.4 million, offset by reversal of allowance for doubtful accounts of $1.8 million. For the year ended December 31, 2022, general and administrative expenses were $7.2 million which mainly included professional fees of $1.4 million, salaries and welfare of $3.4 million, and share-based compensation of $2.2 million. For the year ended December 31, 2023, general and administrative expenses were $13.0 million which mainly included professional fees of $1.8 million, salaries and welfare of $3.5 million, and share-based compensation of $6.5 million.

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

General and administrative expenses comprised 79.7%, 13.7% and 40.6% of net revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

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

For the year ended December 31, 2023, general and administrative expenses included professional fees of $1.8 million, salaries and welfare of $3.5 million, impairment loss of $1.1 million, share-based compensation expense of $6.5 million, offset by reversal of allowance for doubtful accounts of $0.5 million.

Other Operating Income – or expenses

We received subsidies from local government authorities in China as financial support for certain technology development projects. These subsidies are classified as “Other operating income”. We recognized $0.2 million, $0.1 million and nil of other operating income in the years ended December 31, 2021, 2022 and 2023, respectively. Subsidies are recorded as a liability when received and recognized as other operating income when the related projects are completed and the subsidies are not subject to future return. Under the requirements of the government subsidies, we are obligated to make progress on the related technology development projects, based on the timetable established by the government authorities, and to appropriately allocate the government subsidies for various purposes.

Other Income/Expense

	Fiscal Years Ended December 31,
Other income/expense	2021	2022	2023

Interest income	3	47	63
Interest expense	(11,680)	(11,732)	(1,271)
Other income	2,376	240	635
Other expense	(3,207)	(2,123)	(140)
Loss on disposal of subsidiary	(303)	-	-
Contingency reversal	3,277	-	-
(Loss) gain on debt settlement	(17,199)	217	176
Change in fair value of contingent consideration for the acquisition of HHE	111	-	-
Loss on additional acquisition cost in shares to HHE	-	(5,950)	-
Loss on additional compensation to HHE			(5,400)
Loss related to equity financing	-	(3,669)	(14,156)
Loss on deconsolidation of a subsidiary	-	(3,610)	-
Foreign exchange (loss) gain	(2,661)	(1,519)	2,454

Interest expense

During the year ended December 31, 2023, the interest expense of $1.3 million mainly consisted of interest expense related to our convertible notes discount of $0.7 million.

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

Other income

During the year ended December 31, 2023, other income of $635 thousand mainly included reversal of over-accrued expenses.

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

Other expense

During the year ended December 31, 2023, we recorded other expense of $0.1 million.

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

Contingency reversal

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

During the year ended December 31, 2023, we recorded $0.2 million gain on debt settlement, represented gain on a debt settlement with our ordinary shares issued.

Loss on additional compensation to HHE

We recorded a loss on additional acquisition cost in shares to HHE of $6.0 million during the year ended December 31, 2022. The Company issued additional 5 million shares to HHE for the substantial loss in value for the share consideration during the acquisition of HHE in 2021.

During the year ended December 31, 2023, we recorded $5.4 million loss of additional compensation to HHE as the Company agreed to pay the $5.4 million cash to the former subsidiary.

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

The Company issued 4,668,704 (post reverse split adjusted) shares to the third-party company on February 28, 2023 to settle the equity financing. As a result, we recorded a loss related to equity financing of $14.2 million during the year ended December 31, 2023 for the interests accrued on the purchase consideration and the balance of equity financing.

Loss on deconsolidation of a subsidiary

We recorded a loss on deconsolidation of HHE of $3.6 million during the year ended December 31, 2022. The Company no longer had a controlling interest in HHE as of December 31, 2022 and resulted in deconsolidation of HHE.

Income Tax Expense

Our effective tax rate was -0.8%, 0.2% and -3.6% for years ended December 31, 2021, 2022 and 2023, respectively. The fluctuation through these years was primarily due to the fact that the loss experienced by certain of our subsidiaries could not be used to offset gains in other subsidiaries. The Group recorded valuation allowance for the entities, which were considered more likely than not that a portion of the deferred tax assets will not be realized through sufficient future earnings.

Liquidity and Capital Resources

Cash used in operating activities for the year ended December 31, 2023 was $6.8 million, primarily consisted of net loss of $26.9 million, reversal of provisions on accounts receivable and other current assets of $0.50 million, and adding back non-cash items including share-based compensation expenses to employees and non-employees of $7.8 million, depreciation of property and equipment of $0.4 million, amortization of right of used assets of $0.9 million, interest expense related to the convertible notes discount of $0.7 million, loss on compensation of $5.4 million, loss related to equity financing of $14.2 million and gain on debt settlement of $0.2 million. Cash used in operating assets and liabilities included decrease in accrued expenses of $5.5 million, decrease in advance from customers and contract liabilities of $2.7 million, decrease in unrecognized tax benefit of $2.0 million, while cash generated from changes in operating assets and liabilities included decrease in account receivable of $1.1 million, and increase in inventory of $0.7 million.

Cash used in investing activities for the year ended December 31, 2023 was $5.0 million, which mainly included purchase of time deposit of $2.1 million, and payment of additional compensation to a former subsidiary of $2.7 million.

Cash generated by financing activities for the year ended December 31, 2023 was $1.8 million which included proceeds from issuance of convertible notes of $1.4 million, and proceeds from short-term loans of $0.4 million.

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

Convertible Notes Sold

The Company sold $1.5 million of convertible notes and accompanying warrants to an Australian institutional investor in August 2023.  With part of the proceeds from the divestment of HHE which was completed as of March 1, 2024, the Company repurchased the $1.5 million convertible notes and unexercised warrants from the investor as of March 9, 2024.

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

We were operating at a loss for the years ended December 31, 2022 and 2023. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will rely on the sale of convertible notes of which one-third has been completed and the other two-third to be completed upon the effectiveness of a registration statement to be filed by the Company.

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

As of March 6, 2024, the Company has completed the sale of its ownership in HHE.

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

Contractual Obligations

As of December 31, 2023, payment obligations under short-term and long-term debt, operating leases, and other long-term liabilities were as following:

Amount ($’000)
Obligations less than one year
Operating facilities leases	$866
Short-term borrowing	$424

Obligations from 1 to 3 years
Operating facilities leases	$1,611

Obligations from 3 to 5 years
Operating facilities leases	$-

Related Party Transactions

(a) Related parties

Names of related parties	Relationship
Bluecap	A company controlled by a key management of the Group
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

(b) The Group had no significant related party transactions for the years ended December 31, 2021, 2022 and 2023:

(c) Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	($’000)	($’000)	($’000)
Loan from:
Bluecap	1,834	-	-

Interest expense on loan from:
Bluecap	658	746	-

All balances with related parties as of December 31, 2021, 2022 and 2023 were unsecured and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1.3 million short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group (see Note 19 in our consolidated financial statements), bearing an interest rate of 8% per annum to fund the Company’s working capital (the “Bluecap Loan”). The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2022 and 2023 were nil, respectively.

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

Certain Transactions for the Years Ended December 31, 2021, 2022 and 2023, and Subsequent Transactions

Equity financing from Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”)

On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9% equity interest of the Company at that time which was equivalent to 19,449 (post reverse split adjusted) ordinary shares with a total purchase consideration of $13.87 million on May 16, 2019, for which 75% of the total purchase consideration amounting to $10.40 million in cash was received. Both parties have agreed to not proceed with the remainder 25% investment.

In February 2023, the Company entered into a settlement agreement with Chongqing Youtong on the settlement of the equity financing. For the cash consideration with the amount of $10,399, the Company agreed to repay Chongqing Youtong the principal plus 8% annually interest with its ordinary shares. Besides, both parties agreed to not proceed with the remainder 25% investment and the related previous issued 58,348 (post reverse split adjusted) shares will not withdraw. Also, to compensate the loss from the share price decline, the Company issued additional 4,668,704 (post reverse split adjusted) ordinary shares on February 28, 2023 to settle the deal.

Subsequent to the year ended December 31, 2023 and as of the filing of this annual report, the Group is in the process of negotiating with Chongqing Youtong to repay the cash consideration with interests for the cancellation 4,668,704 shares previously issued to Chongqing Youtong.

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

As of February 10, 2021, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees, converted into and sold all 118,373 (post reverse split adjusted) shares of the Company’s ordinary shares. With the Company settling another $1.27 million of debt, accrued interest and applicable fees directly with the senior lender by the issuance of 7,848 (post reverse split adjusted) shares on February 17, 2021 which the senior lender subsequently sold, the Company’s defaulted Debts with the senior lender totaling $19.14 million have been eliminated.

Convertible Notes Sold

The Company sold $1.5 million of convertible notes and accompanying warrants to an Australian institutional investor in August 2023.  With part of the proceeds from the divestment of HHE which was completed as of March 1, 2024, the Company repurchased the $1.5 million convertible notes and unexercised warrants from the investor as of March 9, 2024.

The Company sold convertible notes on May 25, 2022 to institutional and individual investors for $16 million (the “May 25 Notes”). The notes are due in two years, have an annual interest rate of 10%, convertible into ordinary shares of Borqs at $5.319 per share (post reverse split adjusted) and has 100% warrant coverage with the warrants exercisable for cash or cashlessly at the closing bid price of 2 days prior to exercising but not less than $4.92 per share (post reverse split adjusted).

The Company signed agreements with institutional and individual investors for sale of convertible notes on February 25, 2021 for $20 million (the “Feb 25 Notes”) and on April 14, 2021 for $3 million (the “Apr 14 Notes”). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $26.66 per share (post reverse split adjusted) for the Feb 25 Notes and $18.48 (post reverse split adjusted) for the Apr 14 Notes. The conversion price is at $18.47 per share (post reverse split adjusted) for the Feb 25 Notes and $12.85 per share (post reverse split adjusted) for the Apr 14 Notes, or at a one-time reset at 90% of the market price at the time of effectiveness of the required registration statement, whichever is lower. One-third of the notes were sold at the execution of definitive agreements and two-thirds of the notes were sold upon the effectiveness of a registration statement on May 4, 2021.

The Company signed agreement with institutional and individual investors for sale of convertible notes on September 14, 2021 for $27.15 million (the Sep 14 Notes). The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable cashless or for cash at $10.42 per share (post reverse split adjusted). The conversion price is at $7.84 per share (post reverse split adjusted) or at a one-time reset at 90% of the market price at the time of effectiveness of the required registration statement or availability to trade the converted shares under Rule 144, whichever is lower. Only half, or $13.575 million of the notes were sold.

Proceeds from the sale of notes were used for the procurement of orders the Company expects to receive from its customers, for development of the next generation 5G products, and also for acquisition of 51% of HHE.

Divestment of Holu Hou Energy

The Company acquired 51% ownership in Holu Hou Energy (HHE), LLC. in October 2021, a Delaware limited liability company that brings state-of-the-art energy storage systems to both residential and commercial markets. With operations in Hawaii, Wisconsin and California, HHE designs and develops proprietary storage system and software and control platform solutions. The HHE team is made up of renewable energy industry veterans, engineering and deploying energy storage systems that enable greater energy independence.

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

HHE was deconsolidated on December 31, 2022, and reclassified as held for sale as of December 31, 2021, 2022 and 2023, for the carrying amounts will be recovered principally through a sale and revenues and expenses related to HHE have been reclassified in the accompanying consolidated financial statements as discontinued operations for fiscal 2022.

As of March 6, 2024, the Company has completed the sale of its ownership in HHE.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table provides information regarding our executive officers and directors as of April 15, 2024:

Name	Age	Position	Term expires at annual stockholders meeting in year
Board of Directors
Pat Sek Yuen Chan	59	Founder, Chairman of the Board (Class III Director), Chief Executive Officer and President	2024
Wan Yu (Lawrence) Chow, Ph.D.	61	Class I Director	2025
Heung Sang Addy (Dexter) Fong	64	Class II Director	2026
Ji (Richard) Li	64	Class I Director	2025
Shizhu (Steve) Long	62	Class II Director	2026

Executive Officers
Henry Sun	51	Chief Financial Officer
Anthony K. Chan	69	Executive Director of Finance and US Operations
Simon Sun	57	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Hareesh Ramanna	62	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

The principal occupation and business experience of our directors and executive officers is as follows:

Pat Sek Yuen Chan, 59, is the Chairman of our board of directors, as well as our Chief Executive Officer and President. He was the founder and Chairman of the board of directors of Borqs International, and since 2007 he served as Borqs International’s Chief Executive Officer and President. Mr. Chan has over 20 years of experience in the mobile network communications sector. Prior to founding Borqs, Mr. Chan served as Senior Vice President and General Manager of the infrastructure business unit of UTStarcom Inc., a telecommunications equipment company, from 2000 to 2007. Earlier, Mr. Chan was an engineering manager in Motorola responsible for the development of the GPRS switching. Mr. Chan is an established entrepreneur and has received many awards, including the “High-Caliber Talent from Overseas Award” from the PRC government, and “2012 Beijing Entrepreneur of the Year” from Silicon Dragon. Mr. Chan received his bachelor’s degree in computer science from the University of Toronto and his master’s degree in computer science from the University of British Columbia.

Wan Yu (Lawrence) Chow, Ph.D., 61, was elected as an independent board member by our stockholders in December 2018. Dr. Chow has almost 30 years of experience in the ICT industry, he has extensive working experience with large and complex global FinTech, Telco + Network Equipment Provider & Education industries with successful track record of delivering outstanding commercial and technical results in Fortune 500 organizations to small start-ups. He started his career in 1989 at various Silicon Valley tech companies including Xerox Corporation, Amdahl Corporation and Sun Microsystems. At Sun Micro, Dr. Chow served as the Chief Technical Consultant from 1993 to 1999 for the Greater China region. After serving as the Director of Strategic Alliance for PeopleSoft Inc., North Asia, from 2000 to 2001, he rejoined Sun Micro Greater China as its CTO/NEP Technology Office from 2002 to 2008. He joined SAP China as Managing Partner from 2012 to 2015. Currently, he is serving as Director and Strategic Partner for QLIK Greater China since 2017. Dr. Chow received two Bachelor’s Degrees in Computer Science and Information System from Oregon State University in 1988 and earned a Master’s Degree in Computer Science from Pacific W. University in 1993. He received another Master’s Degree in Education Management from Tarlac State University in 2011. Dr. Chow received his PhD in Education Management from HKMA/Tarlac State University in 2015.

Heung Sang Addy (Dexter) Fong, 64, was elected as an independent board member by our stockholders in March 2020. He was also appointed as the Chairperson of the Audit Committee, our Audit Committee “financial expert,” as member of the Compensation Committee, and as a member of the Enterprise Risk Oversight Committee. Mr. Fong has almost 36 years of experiences in cross border financial investments and business operations. Since 2017, he has served as the chief financial officer of Adlai Nortye Biopharma Ltd. Mr. Fong also led the B-round fundraising of Adlai Nortye Biopharma Ltd, but funding US$53 million. He was the managing director of Bonus Eventus Securities Ltd. from 2015 to 2017, and was the chief financial officer of China Harmony Auto Holding Ltd. from 2012 to 2015 where he managed the company’s initial public offering process onto the Hong Kong Stock Exchange (ticker HK: 03826). From 2009 to 2011, he was the director and chief financial officer of China Electric Motor, Inc. (NASDAQ: CELM) and Apollo Solar, Inc. (OTC: ASOE). Mr. Fong has held various financial executive positions for companies with businesses between China and the U.S. and his experience as an independent board member includes: Universal Technology (HK: 1026) from 2006 to 2013; China Housing and Land Development Inc. (NASDAQ: CHLN) from 2010 to 2014; independent director and audit committee chair for Sisram Med (HK: 01696) since 2017; and Kandi Technologies Corp (NASDAQ: KNDI) from 2007 to 2011. He also worked as a manager for KPMG from 1996 to 1997, and for Deloitte & Touché and Ernst & Young in the U.S. from 1993 to 1995. He was an auditor for Deloitte & Touché from 1989 to 1992. Mr. Fong received his Bachelor’s degree in History from the Hong Kong Baptist University in 1982, an MBA in Accounting from the University of Nevada in 1988; he also earned a Master’s Degree in Accounting from the University of Illinois in 1993. Mr. Fong is a member of AICPA & HKICPA.

Ji (Richard) Li, 64, was elected as an independent board member by our stockholders in December 2018. Mr. Li has 23 years of experience in the telecom industry and he worked in various multinational companies. He started his career in 1982 as a lecturer in Huazhong University of Science and Technology in China. He was the General Manager of UTStarcom Inc. Shenzhen Office from 1995 to 2001, where he led a team to develop telecom switches based on soft switch technology, and the product was launched in China with more than 50 million subscribers. Mr. Li was the Founder of Fiberxon, Inc. from 2001 to 2004, where he led a team to develop fiber optics equipment, and this company was successful sold to MRV Communication. He was the founder and served as the Chief Executive Officer of AngleCare Inc. from 2005 to 2006, and led a team to develop mobile health care applications. Mr. Li was the CEO and General Manager of Wuhan HSC Technology Inc. from 2006 to 2007, he led a team to develop advertisement systems used for public transit systems and were successfully used in the Wuhan Taxi network. He has been serving as General Manager of Vinko Technology Inc. from 2010 to 2014, he led a team to develop telecom payment systems in China. He is currently an Angel Investor since 2014. Mr. Li received his Master’s Degree in Information Engineering from Huazhong University of Science and Technology.

Shizhu (Steve) Long, 62, was elected as an independent board member by our stockholders in March 2020. Mr. Long is an experienced telecommunication executive who has been working in the telecom industry for the last 25 years. Currently, he is the chief technology officer of Shenzhen Skyworth Digital Technology Corporation, which focuses on research and development, manufacture and sale of STB and broadband devices. He has comprehensive knowledge of the current telecommunications systems and equipment platforms. He recently had key research and development roles in the development of carrier class IPTV systems working with China Mobile Communications Corporations (“CMCC”) to develop mobile phone backend service and information aggregation services. His latest research areas are broadband intellectual property-based advanced content delivery services and pertinent terminals. His other major research and development achievements include the development of the core network of personal handy-phone system (“PHS”), which was deployed in more than 150 systems all over China. Prior to joining UTStarcom Corp to start his telecommunication industry career in 1998, Mr. Long was a professor at the HuaZhong University of Science and Technology. He is also a rapporteur of the International Telecommunication Union (“ITU”) of Geneva, Switzerland, particularly for Study Group 9 – Broadband cable and TV. Mr. Long received his Bachelor and Master degrees in Engineering from the HuaZhong University of Science and Technology.

Henry Sun, 51, is the Chief Financial Officer since October 1, 2021. Mr. Sun founded Reach China LLC in 2016, a cross-border consulting firm helping both American and Chinese companies with capital market introductions and international business development. From January 2011 to August 2016, Mr. Sun served as the CFO of Highpower International, Inc., a lithium battery company listed on Nasdaq. From November 2009 to December 2010, Mr. Sun was the CFO of Zoomlion Concrete Machinery Company, a division of Zoomlion that was listed on both the Shanghai and Hong Kong stock exchanges.  Mr. Sun also held financial management roles with various public and private companies including Merrill Lynch from 2003 to 2005. Mr. Sun has extensive experiences in financial reporting and planning, corporate finance and SEC compliance, investor relations, capital raising, as well as managing relationships with investment bankers.  Mr. Sun holds a MBA degree from the Thunderbird School of Global Management at Arizona State University, and a Bachelor of Engineering degree from the Beijing University of Posts and Telecommunications.

Anthony Chan, 69, is the Executive Director of Finance and US Operations since October 1, 2021, prior to which he was the Chief Financial Officer and Executive Vice President, Corporate Finance and joined the company in April 2015. Mr. Chan has over 30 years of experience in U.S. and China cross border investments and business operations. From July 2013 until March 2015, Mr. Chan served as the President of Asia Sourcing for Portables Unlimited in New York, a distributor of T-Mobile USA. From March 2009 until July 2013, he served as the CFO for Tianjin Tong Guang Digital Broadcasting Co. Ltd, a mobile communications products company. For the 20 years prior to that, he was involved in multiple investment and technology transfer projects between China, the U.S and Europe, in the areas of communication products, chemical fibers, textile machinery and medical equipment. Mr. Chan received both his bachelor’s and MBA degrees from the University of California at Berkeley.

Simon Sun, 57, is the Executive Vice President, Co-General Manager of Borqs’s Connected Solutions Business Unit and has served the company since November 2013. Mr. Sun has over 20 years of experience in research and development and product engineering in the mobile industry. He served as the Co-Founder and Chief Executive Officer of Nollec Wireless, Ltd., a mobile handset design house, from July 2007 to October 2013. He was the VP of engineering for CEC Wireless, another mobile handset design house in China from September 2006 to June 2007. Mr. Sun received his bachelor’s degree in Industrial Engineering from Tianjin University of China.

Hareesh Ramanna, 62, is our Executive Vice President, Co-General Manager of Connected Solutions Business Unit, Managing Director of India Operations and Head of Software Development, and has served our company since July 2009. Mr. Ramanna has over 20 years of experience in the mobile industry. Prior to joining us, he served as a Senior Director and Head of Mobile Devices Software in Global Software Group, Motorola India Electronic Limited from May 1992 to November 2008. Mr. Ramanna received his bachelor’s degree in Electronics and Communication from National Institute of Engineering in 1983, Post-Graduation Certification from Indian Institute of Science and an advanced leadership Certification from McGill University in collaboration with Lancaster University of UK and Indian Institute of Management in Bangalore.

Executive Officers

Our executive officers are designated by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers. There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Board of Directors and Corporate Governance

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. The Company held its last annual general meeting (“AGM”) on December 18, 2023. Our existing Class III directors will serve until our 2024 AGM, our existing Class II directors will serve until our 2026 AGM and our existing Class I directors will serve until our 2025 AGM. At each annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election.

Our board of directors, which is elected by our shareholders, is responsible for directing and overseeing our business and affairs. In carrying out its responsibilities, the board selects and monitors our top management, provides oversight of our financial reporting processes, and determines and implements our corporate governance policies.

Our board of directors and management are committed to good corporate governance to ensure that we are managed for the long-term benefit of our stockholders, and we have a variety of policies and procedures to promote such goals. To that end, during the past year, our board and management periodically reviewed our corporate governance policies and practices to ensure that they remain consistent with the requirements of the U.S. securities laws, SEC rules, and the standards of the OTC Markets.

Meetings of the Board of Directors

Our board of directors and committees of the board held 1 regular meetings and executed 12 unanimous written consents for the review and decision making on Company matters during the year 2023.

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

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the SEC.

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

Summary Compensation Table

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non- equity incentive plan ($)	Non- qualified deferred earnings ($)	All other compen- sation ($)	Total ($)

Pat Sek Yuen Chan Chief Executive Officer	2023	382,200	90,000	2,298,700	-	-	-	-	2,770,900
Henry Sun Chief Financial Officer	2023	240,000	-	397,503	-	-	-	-	637,503
Anthony K. Chan Executive Director of Finance & US Operations	2023	-	-	1,573,803	-	-	-	-	1,573,803

In 2023, the Company’s board of directors approved the issuance of restricted ordinary shares to our management and staff. Stock awards made to the executive officers were approved by the Board of Directors and valued as of the date of grant.

Due to stringent operational cash flows caused by the COVID-19 pandemic, Mr. Anthony Chan, voluntarily forfeited his salary for the period from April 1 to December 31 of the year 2020 in the amount of $189,000. Mr. Chan did not have a cash salary for the years ended December 31, 2023, 2022 and 2021.

Outstanding Equity Awards at 2022 Year-End

Due to the issuance of restricted ordinary shares in exchange for all vested stock options as described in the previous section, there was no outstanding vested or unvested stock options held by any executives as of December 31, 2023.

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

Director Compensation

During the year ended December 31, 2023, our non-employee directors were entitled to receive cash compensation and an option to purchase ordinary shares or restricted stock awards. All nonemployee directors receive an annual fee of $30,000, and the chairperson of the Audit Committee receives an additional $18,000 per year and the chairperson of the Compensation Committee receives an additional $5,000 per year. Directors are entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the Board and committees of the Board. The following table sets forth the compensation paid to each person who served as a member of our Board in 2023. Pat Chan, our Chief Executive Officer and Chairman of the Board, did not receive any additional compensation for his service as a director, and his compensation is detailed in the Summary Compensation Table and related disclosures.

Director Compensation Table

The table below shows the compensation earned by each of our non-employee directors for their services during 2023. Our non-employee directors do not receive fringe or other benefits.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Wan Yu (Lawrence) Chow	30,000	95,001	-	-	-	-	125,001
Heung Sang Addy (Dexter) Fong	48,000	142,500	-	-	-	-	190,500
Ji (Richard) Li	30,000	95,001	-	-	-	-	125,001
Shizhu (Steve) Long	30,000	95,001	-	-	-	-	125,001

Equity Awards for Directors

Due to the issuance of restricted ordinary shares in exchange for all options as described in the previous section, there was no outstanding vested or unvested stock options held by the directors as of December 31, 2023.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table presents information as to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2024 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our ordinary shares in the following table is based on 27,970,077 ordinary shares outstanding on March 31, 2024.

	Number of Shares	%
Name and Address of Beneficial Owners of 5% or more
Chongqing City Youtong Equity Investment Fund LLP (1)	4,688,155	16.76

Directors and Executive Officers (3)
Pat Sek Yuen Chan	2,278,667	8.15
Wan Yu (Lawrence) Chow	219,948	*
Heung Sang Addy (Dexter) Fong	329,167	1.18
Ji (Richard) Li	219,948	*
Shizhu (Steve) Long	220,097	*
Henry Sun	595,313	2.13
Anthony K. Chan	1,793,282	6.41
Hareesh Ramanna	739,184	2.64
Simon Sun	491,695	1.76

All directors and officers as a group (9 persons)	6,887,301	24.62

*	Less than one percent

(1)	The business address for Chongqing City Youtong Equity Investment Fund LLP is Industrial Park, No.123 Jin Tong Avenue, Adm Com – Tongnan District, Chongqing, China.
(2)	Unless otherwise indicated, the business address of each of the individuals is Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

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

After arbitration hearings held in May 2018, on November 27, 2018, the International Chamber of Commerce notified the Company of its decision and issuance of an arbitration award (the “Award”), which the Company received on November 29, 2018. Pursuant to the Award, the Company has the obligation to pay Samsung an aggregate of $2,546,401 plus an interest of 9% per annum starting May 16, 2018 until full payment is paid. Samsung was also awarded its attorney’s fees and expenses in the aggregate amount of approximately $1.73 million. The Company has reached an agreement with Samsung for settling the payments due Samsung by making 24 monthly payments beginning with April 2019. The Company has pledged $5 million worth of ordinary shares in escrow as security for the payments and in the event that the Company is in default of the scheduled payments, Samsung has the right to seize the escrow shares. Due to cash flow constraints resulting from the COVID-19 pandemic, we have not made payments to Samsung in the years 2020 and 2021. Beginning in June 2022, the Company has been making monthly payments to Samsung. All of the Award including accrued interests has been completely paid off as of March 7, 2024.

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

On January 16, 2024, the arbitrator in Hong Kong has issued the final award in favor of Borqs that KADI is to: i) return to Borqs the Advanced Payment of US$600,000; ii) pay Borqs pre-award interest on the Advanced Payment for the period from October 1, 2021 to January 16, 2024 at the simple rate of 5.5% per annum; iii) pay Borqs post-award interest on the Advanced Payment for the period from January 16, 2024 until full repayment is made at the simple rate of 8.875% per annum; and iv) return to Borqs a total of 1,043,550 Borqs shares issued to the KADI parties in 2019 (not adjusted for the reverse-splits of Borqs shares).

On April 15, 2024, the arbitrator in Hong Kong has issued the final award in favor of Borqs on costs incurred by Borqs related to the arbitration, that KADI is to pay Borqs for legal expenses and fees in the amount of HK$955,743.93 plus interest at the rate of 8.875% per annum from April 15, 2024 until full payment is made.

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

Our ordinary shares are listed on the OTC Markets under the symbol, “BRQSF”.

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

Foreign Currency Exchange Rate Risk

We generate almost all of our revenue from the Connected Solutions BU in U.S. Dollars. The majority of our general and administrative expenses are in Chinese Rmb Yuan and Indian Rupees. We paid for our costs of good in either US Dollars or Chinese Rmb Yuan depending on the source of the materials and components. For accounting purposes, non-US Dollars balance sheet items are converted to US Dollars at the mean exchange rate as of the date of the balance sheet, and non-US Dollars income and expense items are converted to US Dollars at the average exchange rate for the period of the reporting. We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during the year ended December 31, 2022, these foreign exchange fluctuations represented 2.7% of our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

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

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Yu Certified Public Accountant, P.C. (“Yu CPA”), for the years ended December 31, 2022 and 2023:

$’000	2022	2023
Audit fees	$600	$550
Other audit service fees	$-	-
Tax review fee	$-	-
All other fees	-	-
Total fees	$600	$550

Audit fees for the years ended December 31, 2022 and 2023 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2022 and 2023, and the review of the financial statements included in our quarterly reports when we were a domestic filer, and review of documents provided in connection with our regulatory filings.

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

ITEM 16J. INSIDER TRADING POLICY

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

ITEM 16K. CYBERSECURITY

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with our IT department,  to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with IT and management. Personnel at all levels and departments are made aware of our cybersecurity policies through trainings.

We engage consultants, or other third parties in connection with our risk assessment processes. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards. We are in the process of requiring each third-party service provider to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our company.

We have not encountered cybersecurity challenges that have materially impaired our operations or financial standing. For additional information regarding risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this annual report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Yu Certified Public Account PC, is set forth on pages F-1 through F-63 and are filed as part of this annual report.

ITEM 19. EXHIBITS

	Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith	Furnished Herewith
1.1	Amended and Restated Memorandum and Articles of Association	8-K	001-37593	3.1	8/24/17
2.1	Borqs Technologies, Inc. 2017 Equity Incentive Plan, as amended	8-K	001-37593	10.10	8/24/17
2.2	Form of Warrant, dated August 18, 2017, by and between the Company and each of Warrant Holders	8-K	001-37593	10.11	8/24/17
2.3	Form of Warrant issued to Partners For Growth V, L.P.	8-K	001-37593	10.4	12/20/18
2.4	Description of Securities	20-F	001-37593	2.4	2/4/2020
4.1	Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.20	7/2/18
4.2	Subordination Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited, Borqs International Holding Corp., Spd Silicon Valley Bank Co., Ltd. and Partners for Growth V, L.P.	S-1/A	333-223034	10.21	7/2/18
4.3	Deed Of Guarantee and Indemnity, Effective as of April 30, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.22	7/2/18
4.4	Debenture, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.23	7/2/18
4.5	Deed and Charge Of Shares, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.24	7/2/18
4.6	Deed Of Guarantee and Indemnity, Effective as of April 30, 2018, by and Between Borqs Hong Kong Limited and Partners for Growth V., L.P.	S-1/A	333-223034	10.25	7/2/18
4.7	Debenture, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.26	7/2/18
4.8	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.27	7/2/18
4.9	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.28	7/2/18
4.10	Equitable Mortgage, Effective as of April 30, 2018, by and between Borqs Technologies, Inc. and Partners For Growth V, L.P.	S-1/A	333-223034	10.29	7/2/18

4.11	Waiver and Modification No. 2 To Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.30	7/2/18
4.12	Amended and Restated Registration Rights Agreement, dated August 18, 2017, by and among Pacific and certain shareholders of Pacific	8-K	001-37593	10.13	8/24/17
4.13	Share Purchase Agreement, dated January 18, 2018, by and among with Borqs Technologies, Inc. and Colmei Technology International Limited, Shenzhen Crave Communication Company, Limited, and their respective shareholders.	8-K	001-37593	99.1	1/22/18
4.14	Form of Indemnification Agreement, dated August 18, 2017, by and Borqs Technologies, Inc. and each of its directors and executive officers	10-K	001-37593	10.19	4/2/18
4.15	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.37	8/6/18
4.16	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.38	8/6/18
4.17	Amendment Agreement, Effective August 31, 2018, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.42	9/14/18
4.18	Amendment Agreement, Effective August 31, 2018, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.43	9/14/18
4.19	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.44	9/14/18
4.20	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd. Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.45	9/14/18
4.21	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.46	9/14/18
4.22	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd., Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.47	9/14/18
4.23	Loan and Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.48	9/14/18
4.24	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.49	9/14/18
4.25	Debenture, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.50	9/14/18

4.26	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.51	9/14/18
4.27	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth IV, L.P.	S-1/A	333-223034	10.52	9/14/18
4.28	Debenture, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.53	9/14/18
4.29	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.54	9/14/18
4.30	Subordination Agreement, Effective as of August 15, 2016, by and between Spd Silicon Valley Bank Co., Ltd. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.55	9/14/18
4.31	Facility Agreement for Working Capital Loans, Effective as of August 31, 2015, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.56	9/14/18
4.32	Guarantee Agreement for Corporate Guarantor, Effective as of August 31, 2015, Byand Between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.57	9/14/18
4.33	Amendment Agreement, Effective July 20, 2016, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.58	9/14/18
4.34	Amendment Agreement, Effective August 31, 2017, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.59	9/14/18
4.35	Facility Agreement for Working Capital Loan, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.60	9/14/18
4.36	Pledge Agreement Of Accounts Receivable, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.61	9/14/18
4.37	Amendment Agreement, Effective July 20, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.62	9/14/18
4.38	Amendment Agreement, Effective August 31, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.63	9/14/18
4.39	Share Purchase Agreement, dated as of December 15, 2018, by and among Borqs Technologies, Inc., Borqs Beijing, Ltd., Borqs Hong Kong Limited, Shanghai KADI Technologies Co., Ltd., KADI Technologies Limited and the selling shareholders named therein.	8-K	001-37593	10.1	12/20/18
4.40	Waiver and Modification No. 1 to Loan and Security Agreement, dated as of December 17, 2018, by and among Partners for Growth V, L.P., Borqs Hong Kong Limited, BORQS International Holding Corp. and Borqs Technologies, Inc.	8-K	001-37593	10.2	12/20/18
4.41	Promissory Note, dated December 17, 2018	8-K	001-37593	10.3	12/20/18
4.42	Amended and Restated Loan and Security Agreement, dated March 8, 2019, by and among the Company, PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.1	03/14/19

4.43	Reaffirmations of Intellectual Property Security Agreement and Joinder, dated March 8, 2019, by and among PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.4	03/14/19
4.44	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS HK and BORQS Tech HK	6-K	001-37593	10.5	03/14/19
4.45	Equity Mortgage, dated March 8, 2019, by and among PFG5, BORQS International and the Company	6-K	001-37593	10.6	03/14/19
4.46	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and BORQS Software Solutions Private Limited	6-K	001-37593	10.7	03/14/19
4.47	Custody and Control Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and Borqs Software Solutions Private Limited	6-K	001-37593	10.8	03/14/19
4.48	Securities Purchase Agreement, dated April 29, 2019, by and between the Company and Chongqing City Youtong Equity Investment Fund, Limited Liability Partnership	6-K	001-37593	10.1	05/22/19
4.49	Partial Assignment and Amendment of Backstop and Subscription Agreement, dated August 18, 2017, by and between Zhengqi, EarlyBirdCapital, Pacific and Borqs International	8-K	001-37593	10.12	8/24/17
4.50	Letter of Intent, dated January 8, 2018, by and between Borqs Technologies, Inc. and Shanghai KADI Technologies Co., Ltd.	10-K	001-37593	10.14	4/2/18
4.51	Vendor Master Services Agreement, dated July 5, 2013, by and between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	5/14/18
4.52	Vendor Master Services Agreement, dated July 5, 2013, by and Between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	7/2/18
4.53	Colmei Technology International Limited Master Manufacturing Agreement and Form of Purchase Order, dated March 6, 2017.	10-K	001-37593	10.17	4/2/18
4.54	Reliance Retail Limited Form of Purchase Order, dated November 23, 2015	10-K	001-37593	10.18	4/2/18
4.55	Exclusive Business Cooperation Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Beijing Big Cloud	S-1/A	333-223034	10.32	8/6/18
4.56	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Between Borqs Beijing Ltd. and Wang Lei	S-1/A	333-223034	10.33	8/6/18
4.57	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Wang Tun	S-1/A	333-223034	10.34	8/6/18
4.58	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Lei, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.35	8/6/18
4.59	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.36	8/6/18

4.61	Master Services Agreement for Software Development, dated February 8, 2018, by and between Cloudminds (Hong Kong) Ltd. and Borqs Hong Kong Limited.	10-Q	001-37593	10.1	11/19/18
4.63	Formal Commercial Cooperation Agreement for Mobile Communication Resale Business, dated June 5, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.63	2/4/2020
4.64	Memorandum of Understanding of Equity Transfer and Incentive, dated November 8, 2018, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinan Yuantel Communication Technology LLP	20-F	001-37593	4.64	2/4/2020
4.65	Ownership Transfer Agreement, dated February 14, 2019, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinggangshan Leiyi Venture Capital LLP	20-F	001-37593	4.65	2/4/2020
4.66	10% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.66	2/4/2020
4.67	Mobile Communication Resale Business Cooperation Agreement, dated January 10, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.67	2/4/2020
4.69	Waiver, Consent and Modification to Loan and Security Agreement, dated June 28, 2019, by and among PFG4, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.69	2/4/2020
4.70	Waiver, Consent and Modification No. 1 to Amended and Restated Loan and Security Agreement, dated June 28, 2019, by and among PFG5, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.70	2/4/2020
4.71	Supplementary Agreement 1 of the “Mobile Communication Resale Business Cooperation Agreement,” dated January 16, 2019, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.71	2/4/2020
4.72	20% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.72	2/4/2020
4.73	Engagement Letter, dated December 6, 2019, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
4.74	Amended Engagement Letter, dated January 17, 2020, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
4.75	Strategic Cooperation Agreement, dated January 2020, by and between China National Technical & Export Corp, Genertec America Inc., and the Company	20-F	001-37593	4.75	2/4/2020
4.76	Loan Agreement of November 27, 2020 with Run He	20-F	001-37593	4.76	4/26/2021
4.77	Settlement Agreement with LMFA Financing, LLC, Of December 14, 2020	20-F	001-37593	4.77	4/26/2021

4.78	Loan Agreement of December 30, 2020 with American West Pacific International Investment Corporation	20-F	001-37593	4.78	4/26/2021
4.79	Settlement Agreement with Growth V, L.P. of February 11, 2021	20-F	001-37593	4.79	4/26/2021
4.80	Form of Securities Purchase Agreement.	20-F	001-37593	4.80	4/26/2021
4.81	Form of Convertible Note.	20-F	001-37593	4.81	4/26/2021
4.82	Form of Warrant.	20-F	001-37593	4.82	4/26/2021
4.83	Form of Registration Rights Agreement.	20-F	001-37593	4.83	4/26/2021
4.84	YT Ownership Transfer Agreement, dated September 1, 2020, by and among Fengbin Tian, Beijing Big Cloud Century Network Technology Company, Limited, and Jinggangshan Leiyi Venture Capital Partnership Enterprise, Limited	20-F	001-37593	4.77	9/30/2020
4.85	Membership Interest Purchase Agreement	F-1	333-259856	10.32	11/04/2021
4.86	Limited Liability Company Agreement	F-1	333-259856	10.33	11/04/2021
4.87††	National Security Agreement, dated March 16, 2023, by and among Borqs Technologies, Inc., Holu Hou Energy, LLC and the U.S. Government					X
8.1	List of Subsidiaries	20-F				X
11.1	Insider trading policy of the Company	20-F	001-37593	11.1	05/15/2023
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002.	20-F				X
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002.	20-F				X
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.	20-F					X
15.1	Consent of Independent Auditor					X
101.INS	Inline XBRL Instance Document.					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

††	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that Borqs Technologies, Inc. treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BORQS TECHNOLOGIES, INC.

By:	/s/ Pat Sek Yuen Chan
Name:	Pat Sek Yuen Chan
Title:	Chairman & Chief Executive Officer

Date: May 14, 2024

BORQS TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Borqs Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Borqs Technologies, Inc. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), as of December 31, 2023 and 2022, the related consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of shareholders' (deficit) equity, and consolidated statements of cash flows, for each of the three years ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows, for each of the three years ended December 31, 2023, in conformity with generally accepted accounting principles in the United States of America.

Emphasis of Matter - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Group has continued to incur significant losses, and it has not yet to generate favorable working capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Going Concern Assessment

The consolidated financial statements of the Group are prepared on the going concern basis of accounting as described in note 2(b) to the consolidated financial statements. The Group has stated in the notes to its consolidated financial statements that material uncertainty exists about its ability to continue as a going concern. There is a key judgement as to whether there is substantial doubt regarding the Group’s ability to continue as a going concern.

The Group has prepared future cash flow forecasts which involved judgement and estimation of key variables such as planned fund-raising activities, planned capital expenditures, future production volumes and market conditions with future economic conditions, including effects of key events including convertible note, debt restructuring and divestment of its interest in Holu Hou Energy LLC as described in Note 13, Note 19, and Note 21.

Auditing the Group’s going concern assessment described above is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned financing activities and other assumptions used in the Group’s going concern analysis. The Group’s ability to execute the planned financing activities are especially judgmental, provided the global financial markets and economic conditions have been, and continue to be, volatile as a result of a series of unpredictable events.

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

New York, New York
May 14, 2024

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2022	2023
		$	$
ASSETS
Current assets:
Cash and cash equivalents		11,305	1,047
Restricted cash		32	26
Time deposits		1,436	3,496
Accounts receivable, net (net of allowance of $12,881 and $12,872 as of December 31, 2022 and 2023, respectively)		3,482	2,363
Inventories, net	(5)	4,235	3,556
Prepaid expenses and other current assets, net (net of allowance of $11,383 and $421 as of December 31, 2022 and 2023, respectively)	(6)	7,501	7,652

Total current assets		27,991	18,140

Non-current assets:
Property and equipment, net	(8)	1,024	845
Intangible assets, net	(9)	-	-
Right of use asset	(7)	704	2,402
Deferred tax assets	(16)	424	44

Total non-current assets		2,152	3,292

Total assets		30,143	21,432

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2022	2023
		$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable		7,071	6,853
Accrued expenses and other payables	(12)	23,938	20,080
Contract liabilities		3,951	1,251
Lease liabilities – current	(7)	536	772
Amount due to related parties		746	743
Income tax payable		7	216
Short-term bank and other borrowings	(11)	-	424
Convertible notes	(13)	1,691	2,680

Total current liabilities		37,940	33,019

Non-current liabilities:
Unrecognized tax benefits	(16)	1,990	-
Deferred tax liabilities	(16)	909	1,312
Lease liabilities – non-current	(7)	39	1,533
Other payable – non-current		417	-

Total non-current liabilities		3,355	2,845

Total liabilities		41,295	35,864

Commitments and contingencies

Shareholders’ deficit:
Ordinary shares (no par value; unlimited shares authorized; 4,765,219 shares and 28,866,017 shares issued and outstanding as of December 31, 2022 and 2023, respectively *)		-	-
Additional paid-in capital		310,267	345,338
Subscriptions receivable		(14,378)	(25,514)
Statutory reserve		1,901	1,901
Accumulated deficit		(305,072)	(331,539)
Accumulated other comprehensive loss		(3,512)	(3,806)

Total Borqs Technologies, Inc. shareholders’ deficit		(10,794)	(13,620)

Noncontrolling interest		(358)	(812)

Total shareholders’ deficit		(11,152)	(14,432)

Total liabilities, noncontrolling interest and shareholders’ deficit		30,143	21,432

*	Giving retroactive effect to the one-for-sixteen reverse split on June 27, 2022 and one-for-twelve reverse split on October 10, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2021	2022	2023
		$	$	$
Net Revenues:
Software		10,732	13,080	12,995
Hardware		18,829	39,457	19,051

Total net revenues		29,561	52,537	32,046

Software		(9,429)	(6,149)	(7,934)
Hardware		(17,526)	(35,272)	(16,019)

Total cost of revenues		(26,955)	(41,421)	(23,953)

Total gross profit		2,606	11,116	8,093

Operating expenses:
Sales and marketing expenses		(151)	(341)	(494)
General and administrative expenses		(23,558)	(7,186)	(13,012)
Research and development expenses		(5,294)	(4,524)	(4,896)

Total operating expenses		(29,003)	(12,051)	(18,402)

Other operating income		247	148	22

Operating loss		(26,150)	(787)	(10,287)

Interest income		3	47	63
Interest expense		(11,680)	(11,732)	(1,271)
Other income		2,376	240	635
Other expense		(3,207)	(2,123)	(140)
Loss on disposal of subsidiary	(4(b))	(303)	-	-
Contingency reversal	(23(c))	3,277	-	-
(Loss) gain on debt settlement	(19(d))	(17,199)	217	176
Loss related to equity financing	(19(b))	-	(3,669)	(14,156)
Change in fair value of contingent consideration for the acquisition of HHE		(111)	-	-
Loss on additional compensation to HHE	(4(a))	-	(5,950)	(5,400)
Loss on deconsolidation of a subsidiary	(4(c))	-	(3,610)	-
Foreign exchange (loss) gain		(2,661)	(1,519)	2,454

Loss from continuing operations, before income taxes		(55,655)	(28,886)	(27,926)

Income tax benefit (expense)	(16)	445	(59)	1,005

Net loss from continuing operations		(55,210)	(28,945)	(26,921)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2021	2022	2023
		$	$	$
Discontinued operations
Loss from operations of discontinued entities		(1,392)	(9,916)	-

Net loss on discontinued operations		(1,392)	(9,916)	-

Net loss		(56,602)	(38,861)	(26,921)

Net loss attributable to noncontrolling interest – continuing operations		(54)	(190)	(454)
Net (loss) income attributable to noncontrolling interest – discontinued operations		(683)	(4,639)	-
Less: net (loss) income attributable to noncontrolling interest		(737)	(4,829)	(454)

Net loss attributable to Borqs Technologies, Inc.		(55,865)	(34,032)	(26,467)

Net loss attributable to ordinary shareholders		(55,865)	(34,032)	(26,467)

Net loss per share from continuing operations attributable to Borqs Technologies, Inc.
Loss per share—Basic *:		(89.80)	(15.03)	(2.03)
Loss per share—Diluted *:		(89.80)	(15.03)	(2.03)

Net Loss per share from discontinued operations attributable to Borqs Technologies, Inc.
Loss per share—Basic *:		(1.15)	(2.76)	-
Loss per share—Diluted *:		(1.15)	(2.76)	-

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic *:		(90.95)	(17.79)	(2.03)
Loss per share—Diluted *:		(90.95)	(17.79)	(2.03)

Number of ordinary shares used in earnings per share computation:
Weighted-average number of ordinary shares used in calculating continuing operations—basic *		614,227	1,912,591	13,059,041
Weighted-average number of ordinary shares used in calculating continuing operations—diluted *		614,227	1,912,591	13,059,041

Weighted-average number of ordinary shares used in calculating discontinued operations—basic *		614,227	1,912,591	13,059,041
Weighted-average number of ordinary shares used in calculating discontinued operations—diluted *		614,227	1,912,591	13,059,041

*	Giving retroactive effect to the one-for-sixteen reverse split on June 27, 2022 and one-for-twelve reverse split on October 10, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2021	2022	2023
		$	$	$
Net loss		(56,602)	(38,861)	(26,921)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments, net of tax of nil		507	(1,456)	(262)
Other comprehensive income (loss), net of tax of nil		507	(1,456)	(262)
Comprehensive loss		(56,095)	(40,317)	(27,183)
Less: comprehensive (loss) income attributable to noncontrolling interest		(10)	76	18
Comprehensive loss attributable to Borqs Technologies, Inc.		(56,085)	(40,393)	(27,201)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares *	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2021	312,183	-	171,560	(19,367)	2,097	(1,243)	(215,175)	(62,128)	(113)	(62,241)
Consolidated net loss	-	-	-	-	-	-	(55,865)	(55,865)	(737)	(56,602)
Foreign exchange difference	-	-	-		-	152	-	152	-	152
Debt equity conversion settlement (Note 19(d))	126,221	-	36,092	-	-	-	-	36,092	-	36,092
Disposal of a subsidiary	-		-	-	(196)	-	-	(196)	-	(196)
Issuance of warrants associated with convertible notes (Note 13)	-	-	12,950	-	-	-	-	12,950	-	12,950
Shares conversion of convertible notes (Note 13)	124,689	-	21,433	-	-	-	-	21,433	-	21,433
Warrants exercised into shares (Note 13)	160,977	-	55	-	-	-	-	55	-	55
Shares released from escrow (Note 19(e))	-	-	-	4,080	-	-	-	4,080	-	4,080
Acquisition of a subsidiary (Note 4(a))	77,116	-	5,516	-	-	-	-	5,516	6,513	12,029
Capital injection from non-controlling shareholders of a subsidiary (Note 19(j))	-	-	-	-	-	-	-	-	297	297
Share-based compensation (Note 15)	49,582	-	14,665	-	-	-	-	14,665	-	14,665

Balance as of December 31, 2021	850,768	-	262,271	(15,287)	1,901	(1,091)	(271,040)	(23,246)	5,960	(17,286)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2022	850,768	-	262,271	(15,287)	1,901	(1,091)	(271,040)	(23,246)	5,960	(17,286)
Consolidated net loss	-	-	-	-	-	-	(34,032)	(34,032)	(4,829)	(38,861)
Foreign exchange difference	-	-	-		-	(2,421)	-	(2,421)	-	(2,421)
Loan conversion with ordinary shares (Note 19(d))	28,247	-	1,139	-	-	-	-	1,139	-	1,139
Issuance of ordinary shares as collateral (Note19(c))	83,633	-	2,760	(2,760)	-	-	-	-	-	-
Shares conversion of convertible notes (Note 13)	1,610,386	-	28,692	-	-	-	-	28,692	-	28,692
Warrants exercised into shares (Note 13)	1,446,721	-	-	-	-	-	-	-	-	-
Issuance of warrants associated with convertible notes (Note 13)	-	-	6,069	-	-	-	-	6,069	-	6,069
Shares issued for additional acquisition cost to HHE (Note 4(a))	416,667	-	5,950	-	-	-	-	5,950	-	5,950
Capital injection from non-controlling shareholders of a subsidiary (Note 19(j))	-	-	-	-	-	-	-	-	437	437
Deconsolidation of a subsidiary (Note 4(c))	-	-	-	-	-	-	-	-	(1,926)	(1,926)
Settlement of equity financing (Note 19(b))	-	-	-	3,669	-	-	-	3,669	-	3,669
Share-based compensation (Note 15)	328,798	-	3,386	-	-	-	-	3,386	-	3,386

Balance as of December 31, 2022	4,765,219	-	310,267	(14,378)	1,901	(3,512)	(305,072)	(10,794)	(358)	(11,152)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2023	4,765,219	-	310,267	(14,378)	1,901	(3,512)	(305,072)	(10,794)	(358)	(11,152)
Consolidated net loss	-	-	-	-	-	-	(26,467)	(26,467)	(454)	(26,921)
Foreign exchange difference	-	-	-		-	(294)	-	(294)	-	(294)
Debt equity conversion settlement (Note 19(d))	771,605	-	1,574	-	-	-	-	1,574	-	1,574
Issuance of ordinary shares as collateral (Note19(c))	443,294	-	1,321	(1,321)	-	-	-	-	-	-
Issuance of ordinary shares for a project (Note19(i))	166,667	-	392	(392)	-	-	-	-	-	-
Shares conversion of convertible notes (Note 13)	94,003	-	500	-	-	-	-	500	-	500
Warrants exercised into shares (Note 13)	3,127,762	-	-	-	-	-	-	-	-	-
Issuance of warrants associated with convertible notes (Note 13)	-	-	629	-	-	-	-	629	-	629
Shares issued to HHE (Note 4(a))	1,916,667	-	9,423	(9,423)	-	-	-	-	-	-
Settlement of equity financing (Note 19(b))	4,668,704	-	13,463	-	-	-	-	13,463	-	13,463
Share-based compensation (Note 15)	12,912,096	-	7,769	-	-	-	-	7,769	-	7,769

Balance as of December 31, 2023	28,866,017	-	345,338	(25,514)	1,901	(3,806)	(331,539)	(13,620)	(812)	(14,432)

*	Giving retroactive effect to the one-for-sixteen reverse split on June 27, 2022 and one-for-twelve reverse split on October 10, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2021	2022	2023
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(56,602)	(38,861)	(26,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Reversal of provision on accounts receivables & other current assets		(1,757)	(20)	(501)
Depreciation of property and equipment		123	376	424
Amortization of intangible assets		2,110	1,427	-
Amortization of right of use asset		829	537	928
Loss on disposal of property and equipment		-	-	7
Impairment of inventory		1,268	-	-
Deferred income tax expenses (benefits)		680	(55)	783
Interest expense related to debt discount	(13)	9,945	11,387	700
Share-based compensation expenses	(15)	7,937	2,782	6,817
Loss (gain) on debt settlement	(19(d))	17,199	(217)	(176)
Loss on disposal of subsidiary	(4(b))	303	-	-
Non-employee share-based compensation expenses	(15)	9,596	604	952
Reversal of contingency loss	(23(c))	(3,277)	-	-
Gain from debt forgiveness	(22)	(2,094)	-	-
Change in fair value of contingent consideration for the acquisition of HHE		111	-	-
Loss on additional compensation to HHE	(4(a))	-	5,950	5,400
Loss related to equity financing	(19(b))	-	3,669	14,156
Loss from deconsolidation of HHE	(4(c))	-	3,610	-
Changes in operating assets and liabilities, net of the effects of an acquisition:
Accounts receivable		(1,379)	(1,052)	1,128
Inventories		(5,310)	1,982	679
Contract assets		(1,414)	1,485	-
Prepaid expenses and other current assets		(12,944)	6,343	351
Other non-current assets		-	-	-
Accounts payable		(1,261)	(1,379)	(218)
Accrued expenses and other payables		9,753	(3,673)	(5,501)
Advances from customers and contract liabilities		(92)	2,107	(2,699)
Amounts due to related parties		(1,288)	(1,766)	(3)
Deferred revenues		1,040	9	-
Long-term payable		669	(252)	(417)
Income tax payable		(1,454)	(392)	208
Unrecognized tax benefit		-	-	(1,990)
Lease liabilities		(1,361)	(109)	(896)
Other non-current liabilities		(68)	(15)	-

Net cash used in operating activities		(28,738)	(5,523)	(6,789)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(781)	(718)	(250)
Cash disposed of from deconsolidation of HHE		-	(1,117)	-
Investment in time deposit		-	(1,436)	(2,060)
Investment in convertible bond and cash loan		(338)	(100)	-
Proceeds from acquisition of a subsidiary, net of cash acquired		121	-	-
Additional compensation payment to a former subsidiary	(4(a))	-	-	(2,700)

Net cash used in investing activities		(998)	(3,371)	(5,010)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated)

	Note	2021	2022	2023
		$	$	$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank and other borrowings		3,507	155	424
Repayments of short-term bank and other borrowings		(3,906)	(579)	-
Proceeds from long-term bank and other borrowings		-	112	-
Repayments of long-term bank and other borrowings		(111)	(1)	-
Proceeds from issuance of convertible notes	(13)	34,427	15,075	1,418
Proceeds from exercising of warrants		55	-	-
Proceeds from non-controlling shareholders of a subsidiary	(19(j))	297	138	-
Net cash generated from financing activities		34,269	14,900	1,842

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash		311	(2,594)	(307)

Net increase (decrease) in cash and cash equivalents and restricted cash		4,844	3,412	(10,264)
Cash and cash equivalents and restricted cash at the beginning of year		3,081	7,925	11,337

Cash and cash equivalents and restricted cash at the end of year		7,925	11,337	1,073
Less: cash and cash equivalents and restricted cash of discontinued operations at the end of year		1,597	-	-

Cash and cash equivalents and restricted cash of continuing operations at the end of year		6,328	11,337	1,073

Reconciliation of cash and cash equivalents and restricted cash of the continuing operations
Cash and cash equivalents of continuing operations at the end of year		6,117	11,305	1,047
Restricted cash of continuing operations at the end of year		211	32	26
Total cash and cash equivalents and restricted cash of continuing operations		6,328	11,337	1,073

Reconciliation of cash and cash equivalents and restricted cash of the discontinued operations
Cash and cash equivalents of discontinued operations at the end of year		1,597	-	-
Restricted cash of discontinued operations at the end of year		-	-	-
Total cash and cash equivalents and restricted cash of discontinued operations		1,597	-	-

		For the years ended December 31,
	Notes	2021	2022	2023
		$	$	$
Supplemental disclosures of cash flow information:
Interest paid		(1,707)	(232)	(281)
Interest received		4	24	51
Income tax paid		(375)	(254)	-
Cash paid included in the measurement of lease liabilities		(1,088)	(678)	(881)
Supplemental schedule of non-cash activities:
Acquisition of a subsidiary		3,529	-	-
Loan conversion with ordinary shares	(19(d))	-	1,250	-
Conversion of convertible notes	(13)	21,433	28,692	500
Issuance of shares for increase in subscription receivable	(19)	-	2,760	11,136
Shares released from escrow	(19(d))	4,080	-	-
Debt settlements by issuance of ordinary shares	(19(d))	36,092	-	1,321

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

The Group’s revenues in 2023 decreased from to $52.5 million in 2022 to $32.0 million. The decrease mainly due to the slowdown of China’s macroeconomy since the re-opening in December 2022. The number and amounts of purchases from the Group’s business customers have been reduced, which led to the decrease in the Group’s revenue during the year ended December 31, 2023.

The extent to which COVID-19 impacts the business and financial results of the Group in the longer term will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The Group will continue to evaluate the impact on the results of operation, financial position and cash flows of the Group and react actively as the situation evolves. The COVID-19 pandemic also presented and may continue to present challenges to the Group’s business operations as well as the business operations of the Group’s customers, business partners and other participants in the Group’s ecosystem, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. Moreover, due to the quick spread of Omicron new variant across mainland China and Hong Kong, many cities in China had experienced lockdown or partial lockdown from time to time since the beginning of 2022. In December 2022, Chinese government declared to treat COVID-19 as Category B disease, and authorities dropped quarantine measures against people infected with COVID-19 and stopped designating high-risk and low-risk areas. Although the Group’s businesses have recovered or are starting to recover, it is not possible to determine the ultimate impact of the COVID-19 pandemic on the Group’s business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of the COVID-19 pandemic in China or elsewhere, actions taken by governments, domestically and in international relations, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, the Group’s ability and the ability of customers, logistics service providers and other participants in the Group’s ecosystem to continue operations in areas affected by the pandemic and the Group’s efforts and expenditures to support customers and partners and ensure the safety of the Group’s employees. The COVID-19 pandemic may continue to adversely affect the Group’s business and results of operations.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

(c) As of December 31, 2021, the Group classified the HHE as held for sale and reported in discontinued operation (see Note 4(c) for details).

The following tables represent the financial information of HHE classified as discontinued operations as of December 31, 2022 before the deconsolidation of HHE, and for the years ended December 31, 2021 and 2022 before eliminating the intercompany balances and transactions between HHE and other entities within the Group:

2022 Deconsolidation Date
$
Carrying amounts of major classes of assets included as part of the assets held for sale
Cash and cash equivalents	1,117
Inventories, net	973
Prepaid expenses and other current assets, net	31

Current assets held for sale	2,121

Property and equipment, net	45
Intangible assets, net	3,949
Goodwill	12,208
Contract assets	-

Non-current assets held for sale	16,202
Total assets of HHE classified as held for sale	18,323

Carrying amounts of major classes of liabilities included as part of liabilities held for sale
Accounts payable	1,755
Accrued expenses and other payables	218
Contract liabilities - current	6,567
Amount due to related parties	-
Short-term borrowings	851

Current liabilities held for sale	9,391

Long-term borrowings	472
Deferred tax liabilities	1,143

Non-current liabilities held for sale	1,615
Total liabilities of HHE classified as held for sale	11,006

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

	For the years ended December 31,
	2021	2022
	$	$
Net revenues	-	4,034
Cost of revenues	-	(8,160)

Total gross profit	-	(4,126)

Operating expenses:
Sales and marketing expenses	(51)	(142)
General and administrative expenses	(1,066)	(4,044)

Total operating expenses	(1,117)	(4,186)

Operating loss	(1,117)	(8,312)

Interest expense, net	(275)	(343)
Other expense	-	(1,261)

Loss from discontinued operation, before income taxes	(1,392)	(9,916)

Income tax benefit (expense)	-	-

Loss from discontinued operations	(1,392)	(9,916)

	For the years ended December 31,
	2021	2022
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,392)	(9,916)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	102	479
Changes in operating assets and liabilities	(343)	7,489

Net cash used in operating activities	(1,633)	(1,948)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	-	(66)

Net cash used in investing activities	-	(66)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shareholders	3,547	1,487
Proceeds from short-term and other borrowings	200	155
Repayments of short-term and other borrowings	(527)	(218)
Proceeds from long-term and other borrowings	-	112
Repayments of long-term and other borrowings	(111)	(2)

Net cash generated from financing activities	3,109	1,534

Net increase (decrease) in cash and cash equivalents and restricted cash	1,476	(480)

Cash and cash equivalents and restricted cash at beginning of year	121	1,597

Cash and cash equivalents and restricted cash at end of year	1,597	1,117

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b) Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2023, the Group had cash and cash equivalents of $1.0 million and restricted cash of $0.03 million and a negative working capital of $14.9 million, and has generated a net loss from continuing operations of $26.9 million and cash outflows of $10.3 million for the year then ended.

The Group’s cash level at December 31, 2023 was not adequate for operations in the 2024 fiscal year and financing was needed; and the due to the COVID-19 pandemic, negative effects from slow collection from receivables and significant cancellation of otherwise signed purchase orders from customers were observed as early as January 2020. The Group has experienced reductions of orders due to effects of the COVID-19 in 2022 and the slowdown of China’s macroeconomy since the re-opening in December 2022. Affected by these matters, the number and amounts of purchases from the Group’s business customers have been reduced. It is not possible to determine the ultimate impact of the COVID-19 pandemic on the Group’s business operations and financial results.

These factors raise substantial doubt about the Group’s ability to continue as a going concern for the next twelve months from the date of issuance of these consolidated financial statements. Management’s plan to alleviate the substantial doubt about the Group’s ability to continue as a going concern include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis and raise capital in the public market. The management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, it would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

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

(d) Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in Note 1 (e).

Assets and liabilities of the discontinued operations are classified as held for sale when the carrying amounts will be recovered principally through a sale transaction.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets and the subsequent impairment assessment of long-lived assets, intangible assets and goodwill, determining the provisions for accounts receivable, prepaid expenses and other current assets and inventories, determining the valuation allowance for deferred tax assets and accounting for deferred income taxes, uncertain tax benefits, determining the valuation for share-based compensation arrangements, convertible notes and warrants associated with convertible notes, fair value of identifiable intangible assets, contingent consideration liabilities and goodwill in a business combination,. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

(h) Restricted cash and time deposits

Cash that are restricted as to withdrawal or use for current operations are classified as restricted cash. Time deposits consist of bank deposits with an original maturity of greater than three months.

Restricted cash as of December 31, 2022 and 2023 mainly represents the cash frozen by a bank as credit card deposit.

Time deposits as of December 31, 2022 represents a bank deposit has original maturity with six months in one of the Group’s subsidiaries. As of December 31, 2023, the Group’s time deposit represents a bank deposit has original maturity with one year in one of the Group’s subsidiaries.

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

(j) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to reduce the cost of inventories to its net market value are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventories provision of $1,924 and $3,017 were recorded as of December 31, 2022 and 2023, respectively.

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

(m) Business combination and Goodwill

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

Movement of the allowance for doubtful accounts for accounts receivable and contract assets is as follows:

	Year ended December 31,
	2022	2023
	$	$
Balance as of January 1	13,049	12,881
(Reversal of provision) Provisions for doubtful accounts	(153)	(9)
Write offs	-	-
Changes due to foreign exchange	(15)	-
Balance as of December 31	12,881	12,872

Movement of the allowance for other receivables in prepaid expenses and other current assets (See Note 6), is as follows:

	Year ended December 31,
	2022	2023
	$	$
Balance as of January 1	11,327	11,383
Provisions (reversal of provision) for doubtful accounts	133	(491)
Write offs	-	(10,461)
Changes due to foreign exchange	(77)	(10)
Balance as of December 31	11,383	421

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The impairment loss of long-lived assets was $nil, $nil and $nil for the years ended December 31, 2021, 2022 and 2023, respectively, based on the impairment tests performed.

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

(u) Revenue recognition

The Group is mainly engaged in the business of providing 1) Android+ platform solutions and services, 2) hardware product sales and 3) Solar. The Group adopted the new revenue recognition standards, or ASC 606, effective January 1, 2019 using the modified retrospective method for contracts which were not completed at the date of initial adoption. In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

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

	2024	2025	2026
	(US$ in thousands)
Software development service	-	-	-
Hardware product sales	5	-	1,238

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

(y) Contract Liabilities

Contract liabilities primarily relate to multiple element arrangements for which billing has occurred but transfer of control of all elements to the customer has either partially or not occurred at the balance sheet date. This includes cash received from customers for services or products in advance of the transfer of control. For the year ended December 31, 2023, the Group recognized revenue of $3,093 that was included in the advances from customers and deferred revenue at January 1, 2023. For the year ended December 31, 2022, the Group recognized revenue of $5,738 that was included in the advances from customers and deferred revenue at January 1, 2022.

(z) Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of long-lived assets, amortization of acquired intangible asset, payroll and other related costs of operations.

(aa) Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to nil, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively for the Group’s continuing operation.

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

(ff) Reverse stock split

The Board of Directors of the Group approved a reverse stock split of the Group’s issued and outstanding shares at a ratio of 1-for-16 (the “2022 Reverse Stock Split”) on June 08, 2022. The 2022 Reverse Stock Split became effective on June 27, 2022. As a result, the Group’s issued and outstanding shares was decreased in inverse proportion to the ratio.

The Board of Directors of the Group approved a reverse stock split of the Group’s issued and outstanding shares at a ratio of 1-for-12 (the “2023 Reverse Stock Split”) on May 26, 2023. The 2023 Reverse Stock Split became effective on October 10, 2023. As a result, the Group’s issued and outstanding shares was decreased.

When the 2022 Reverse Stock Split became effective, each sixteen shares of issued and outstanding shares were converted into one newly issued and outstanding share. When the 2023 Reverse Stock Split became effective, each twelve shares of issued and outstanding shares were converted into one newly issued and outstanding share. No fractional shares were issued in connection with the 2022 Reverse Stock Split and 2023 Reverse Stock Split. Any fractional shares of common stock that would have otherwise resulted from the 2022 Reverse Stock Split and 2023 Reverse Stock Split were rounded up to the nearest full share. No cash or other consideration was paid in connection with any fractional shares that would otherwise have resulted from the 2022 Reverse Stock Split and 2023 Reverse Stock Split.

As a result of the 2022 Reverse Stock Split, 298,406,545 shares of common stock that were issued and outstanding at June 27, 2022 was reduced to 18,681,481 shares of common stock. As a result of the 2023 Reverse Stock Split, 190,168,698 shares of common stock that were issued and outstanding at October 10, 2023 was reduced to 15,895,015 shares of common stock (taking into account the rounding of fractional shares).

Except where otherwise specified, all number of shares, share prices and per share data in the consolidated financial statements and the notes to the consolidated financial statements have been retroactively restated as if the Reverse Stock Splits occurred at the beginning of the periods presented.

(gg) Subscriptions receivable

As of December 31, 2023, subscriptions receivable included investment amounts in the form of (i) ownership of KADI that has been contemplated to be sold to the Group in exchange for shares of the Group of $5,217. (ii) escrow shares to Samsung in the year 2019, 2022 and 2023 as security for arbitration compensation of $10,482. (iii) shares issued to a former subsidiary of $9,423, and (iv) shares issued for a project to an advisor of $392. As of December 31, 2022, subscriptions receivable included investment amounts in the form of (i) ownership of KADI that has been contemplated to be sold to the Group in exchange for shares of the Group of $5,217, and (ii) escrow shares to Samsung in the year 2019 and 2022 as security for arbitration compensation of $9,161.Since the shares in all these cases have already been issued, these items were recorded as subscriptions receivable on the equity section of the Group’s consolidated balance sheets as of December 31, 2023 and 2022, respectively.

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

(jj) Segment reporting

In accordance with ASC Topic 280, Segment Reporting, (“ASC 280”), the Group historically had two operating segments, namely Connected Solution and Solar Power Solutions, which related to HHE’s business as the Group’s chief executive officer, who has been identified as the Group’s chief operating decision maker (“CODM”) reviews the operating results of the two difference service lines in order to allocate resources and assess performance for the Group.

As discussed in Note 1(c), HHE, which identified Solar Power Solutions, a separate segment was deconsolidated on December 31, 2022. As of December 31, 2023 and 2022, the Group operates in one reportable segment, which is the Connected Solutions.

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

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the CODM. The new standard is effective for the Group for its fiscal year beginning January 1, 2025, with early adoption permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

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

(a) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, time deposits, accounts receivable and accounts receivable from related parties. As of December 31, 2022 and 2023, the aggregate amount of cash and cash equivalents and restricted cash from continuing operations were $11,337 and $1,073, respectively. As of December 31, 2022 and 2023, the aggregate amount of cash and cash equivalents and restricted cash of $1,930 and $401 respectively, were held at major financial institutions located in the PRC, and $9,407 and $672, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

The Group had cash held by Silicon Valley Bank as of December 31, 2022. On March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank and appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. On March 12, 2023, the U.S. Department of the Treasury, the Federal Reserve and the FDIC released a joint statement confirming that all depositors of Silicon Valley Bank would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts. The Group received full access to the funds in its deposit and money market accounts on March 13, 2023. In light of actions by the federal government to fully protect deposit accounts, the Group has not experienced any credit losses on its deposits of cash. The Group transferred out all the balance of $823 in March 2023.

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

(i) Customer concentration risk – the Group’s main operations are dependent upon a few customers, with one particularly large customer representing 37.06% of the Group’s net revenues during the year ended December 31, 2023. It is always considered at least reasonably possible that any customer can be lost in the near time. There is no guarantee that the large customer will continue to place orders with the Group or award similar volume of business to the Group. The Group’s top five customers accounted for 87.8%, 86.4% and 95.2% of our net revenues in the years ended December 31, 2021, 2022 and 2023, respectively.

The accounts receivable from the largest single customer accounted for 43% and 77% of the Group’s total accounts receivable for the years ended December 31, 2022 and 2023, respectively.

(ii) Product concentration and geography concentration risks –For the fiscal year of 2021, approximately 37.6% of the Group’s net revenues was focused on the handset mobile device. For the fiscal year of 2022, approximately 43.4% of the Group’s net revenues was focused on the handset mobile device. For the fiscal year of 2023, approximately 59.4% of the Group’s net revenues was focused on the handset mobile device. There is no guarantee that this product type will continue to have demand in the fast-changing telecom industry or that the Group can continue to feasibly compete as a designer and manufacturer of such products.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (CONTINUED)

(iii) Business supplier risk

For the Group’s continuous operations, the Group’s top five suppliers accounted for 68.8% and 52.9% of our cost of goods sold in the years ended December 31, 2022 and 2023, respectively.

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

The exchange rates used to translate amounts in RMB into US$ for the purposes of preparing the consolidated financial statements are as follows:

	As of December 31,
	2022	2023
Balance sheet items, except for equity accounts	6.9646	7.0827

	Years ended December 31,
	2022	2023
Items in the statements of operations and comprehensive loss	6.7261	7.0464

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

On October 19, 2021, the Group signed definitive agreements to acquire 51% equity interests in Holu Hou Energy LLC (“HHE”). The total consideration for the acquisition of HHE amounted to $10.0 million in cash as capital contribution, and 73,099 of the Group’s ordinary shares. Of this consideration, $3.25 million cash and 18,275 shares were released at the closing date and the remaining $6.75 million of cash and 54,824 shares will be held in escrow and released as earn-out payments.

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

During the year ended December 31, 2022, the Group issued additional 416,666 shares to HHE as an additional acquisition cost to compensate the short fall in value of shares and recorded a loss on additional compensation to HHE of $5,950.

During the year ended December 31, 2023, the Group issued additional 1,916,667 shares to HHE to compensate the short fall in value of shares issued to HHE. The fair value of the issued shares of $9,423 was recorded in subscription receivable with a corresponding charge to additional paid in capital during the year ended December 31, 2023.

During the year ended December 31, 2023, the Group recorded $5,400 loss of additional compensation to HHE as the Company signed amendment agreement with HHE and agreed to pay total of $5,400 cash compensation to the former subsidiary. As of December 31, 2023, $2,700 has been paid and the remaining $2,700 was included in other payables (see Note 12).

Subsequently in March 2024, the Group completed the divestment of all of its interest in Holu Hou Energy LLC (Note 4(c)), adhering to the requirements from the Commission on Foreign Investment in the United States. Further, the Group has agreed with HHE to cancel all the shares issued to HHE included 73,099, 416,666 and 1,916,667 shares issued during the year ended December 31, 2021, 2022 and 2023, respectively.

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

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

Amount (’000)
$
Net liabilities acquired	$(2,265)
Amortizable intangible assets
Developed Technology	4,492
Goodwill	12,208
Deferred tax liabilities	(1,143)
Noncontrolling interests	(6,513)
Total	$6,779

Total purchase price consisted of:
- cash consideration (paid in fiscal 2021)	3,250
- share-based consideration (18,275 of the Group’s ordinary shares)	1,860
- contingent considerations	1,669
Total	$6,779

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
	$’000
The fair value of the consideration received
Cash received	$-	*

Less: Net assets of BWL derecognized on disposal	303
Loss on disposal	$(303)

*	According to the agreement, the cash consideration was RMB 1 Yuan.

Below are the assets and liabilities of BWL as of date of disposal:

Amount
$’000
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

On March 16, 2023, the Group and HHE entered into a National Security Agreement (“NSA”) with the Department of Defense and Department of Treasury. The NSA provides that the divestment shall occur within six months unless extended by the U.S. Government. The NSA also contains standstill provisions which provide that the Group shall not acquire any additional ownership interest in HHE, merge with or into HHE, effect any changes to the rights held by the Group, except as necessary to effect its obligations under the NSA, or acquire or take possession of any assets of HHE. Further, upon the completion of the Divestment, the Group shall terminate or irrevocably waive any information, consent, board appointment, board observer, or other governance rights held by the Group, except for any and all rights that are determined by the U.S. Government to be necessary to effect the provisions of the NSA. The NSA outlines the steps to be taken with respect to the Divestment: engaging a nationally recognized investment bank with experience in administering competitive sales and auction processes; assigning and hiring of security and monitoring personnel to directly communicate with the U.S. Government; removing all of Borqs’ administrative and technical influence over HHE; and creating a plan to divest all of Borqs’ investment interests and rights in HHE. Pursuant to the requirement of the NSA, Borqs has assigned its interests in HHE into a Divestment Trust according to a Divestment Trust Agreement (“DTA”) dated March 20, 2023 entered into between Borqs, HHE and a trustee. According to the DTA, when Borqs’ interests in HHE are being placed in a Voting Trust Agreement as a security measure designed to insulate HHE from any foreign control or influence that may arise from Borqs’ ownership of the investment interest. Also, it shall not accept direction from the Group on any matter before the trustee or the Board of Manager of HHE and not to permit the Group to exercise any control or influence over the business or management of HHE

As above, HHE, which identified the innovative clean energy business, a separate segment was deconsolidated on December 31, 2022, and reclassified as held for sale as of December 31, 2021, for the carrying amounts will be recovered principally through a sale and revenues and expenses related to HHE have been reclassified in the accompanying consolidated financial statements as discontinued operations for 2022.

The loss on the deconsolidation of HHE was calculated as below for the year ended December 31, 2022:

Amount
$’000
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

Subsequent to the year ended December 31, 2023, the Group completed the divestment of all of its interest in HHE as of March 6, 2024, adhering to the requirements from the Commission on Foreign Investment in the United States. On March 01, 2024, the Group cancelled 489,766 shares issued to HHE and 1,916,667 shares issued to HHE held in escrow.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

5.	INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2022	2023
	$	$
Raw materials	5,779	5,276
Work in process	301	199
Finished goods	79	1,098
	6,159	6,573
Less: provision	(1,924)	(3,017)

Inventories, net	4,235	3,556

Provisions were $1,924 and $3,017 as of December 31, 2022 and 2023, respectively, due to obsolescence including the inventories from previous years.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2022	2023
	$	$
Staff advances	61	145
Prepayment for products	1,174	367
Advance to OEMs	14,285	4,004
Rental and other deposits	736	451
VAT recoverable	1,836	2,238
Receivable from an export/import agent	-	20
Investment of convertible bond	338	338
Cash loan	100	100
Others	354	410
	18,884	8,073
Less: provision	(11,383)	(421)

	7,501	7,652

Provisions were $11,383 and $421 as of December 31, 2022 and 2023, respectively. The Group reviews staff advances, rental and other deposits, receivable from an agent and other for expected credit loss. The Group determined the allowance based on known troubled accounts, historical experience, and other currently available evidence.

7.	LEASE

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through 2028. As of December 31, 2022 and 2023, the Group’s operating leases had a weighted average discount rate of 8.16% and 5.65%, respectively. Weighted-average remaining lease term for the year ended December 31, 2022 and 2023 were 2.83 years and 2.52 years, respectively. Future lease payments under operating leases as of December 31, 2023 were as follows:

As of December 31,
2023
$
2024	866
2025	925
2026	487
2027	170
2028	29
Total lease payments	2,476
Less: imputed interest	171
Present value of lease liabilities	2,305

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

7.	LEASE (CONTINUED)

Operating lease cost for the year ended December 31, 2023 was $1,014, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2023 was $174. Operating lease cost for the year ended December 31, 2022 was $592, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2022 was $480. Operating lease cost for the year ended December 31, 2021 was $537, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2021 was $379.

Cash paid for amounts included in the measurement of operating lease liabilities was $1,088, $678 and $881 for the year ended December 31, 2021, 2022 and 2023, respectively.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2023
	$	$
At cost:
Computer and network equipment	1,592	954
Office equipment	1,318	1,280
Motor vehicles	171	227
Production equipment	466	465
	3,547	2,926
Less: accumulated depreciation	(2,523)	(2,081)

	1,024	845

Depreciation expense from continuing operations was $114, $346 and $424 for the years ended December 31, 2021, 2022 and 2023, respectively. Certain fully depreciated computer equipment, motor vehicles and office equipment were disposed in the year 2023.

	For the years ended December 31,
	2021	2022	2023
	$	$	$
Cost of revenues	-	145	261
Sales and marketing expenses	-	26	-
General and administrative expenses	44	155	151
Research and development expenses	70	20	12

	114	346	424

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

9.	INTANGIBLE ASSETS, NET

The following table presents the intangible assets as of the respective balance sheet dates:

	Software	Capitalized software development costs	Total
	$	$	$
Balance as of January 1, 2022	-	978	978
Additions	-	-	-
Disposal	-	-	-
Amortization expense	-	(978)	(978)
Foreign currency translation difference	-	-	-

Accumulated impairment loss	-	-	-
Foreign currency translation difference	-	-	-

Balance as of December 31, 2022	-	-	-

Additions	-	-	-
Amortization expense	-	-	-
Foreign currency translation difference	-	-	-

Accumulated impairment loss	-	-	-
Foreign currency translation difference	-	-	-
	-	-	-
Balance as of December 31, 2023	-	-	-

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of 3-10 years.

There was no capitalization of intangible assets in the year ended December 31, 2022 and 2023 due to the fact that the Group received no orders for new products that required R&D expenditures that should be capitalized.

For the year ended December 31, 2022 and 2023, the Group did not recognize any impairment loss associated with its intangible assets.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

10.	LONG-TERM INVESTMENTS

On January 18, 2018, the Company entered into an agreement with Colmei Technology International Ltd (“Colmei”) and its affiliate Shenzhen Crave Communication Co., Ltd (“Crave”), along with the shareholders of Crave and Colmei (the “Selling Shareholders”), pursuant to which the Selling Shareholders sold to the Company 13.8% of the outstanding shares of Crave and 13.8% of the outstanding shares of Colmei. Under the agreement, the Company paid purchase consideration consisting of the Company’s 2,467 ordinary shares at the fair value of $3,000 and cash in the amount of $10,000 to be paid to the Selling Shareholders by the end of 36 months from the date of agreement, which the Company has not yet paid as of the filing of this annual report. Subject to board approval, the Company agreed to issue 955 additional shares to the Selling Shareholders if the aggregate value of the ordinary shares initially issued at the closing to the Selling Shareholders was less than $3,000 in fair value as of August 18, 2018. The board of directors approved and 955 shares that were issued on January 10, 2019.

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

11.	BANK AND OTHER BORROWINGS

Bank and other borrowings were as follows as of the respective balance sheet dates:

		As of December 31,
		2022	2023
		$	$
Short-term bank and other borrowings	(i)	-	424
Total borrowings		-	424

The outstanding balances as of December 31, 2023 represented a loan borrowed by one of the Group’s subsidiaries. A subsidiary has entered into a short-term loan with 5.0% interest rate with the financial institution. As of December 31, 2023, the balance of this loan amounted to $424.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2022	2023
	$	$
Payroll and welfare payable	2,356	1,737
VAT, and other taxes payable	514	469
Payables for office supply and utilities	124	89
Payables for purchase of property and equipment	49	48
Professional service fees	748	575
Payables for share purchase consideration (Note 10)	10,000	10,000
Payables for Samsung arbitration compensation (Note 19(c))	1,958	79
Interest and penalty payable	159	111
Advance from customers	5,422	2,948
Payables to an export/import agent	959	1
Payable related to a lawsuit *	1,593	410
Payable to a former subsidiary (Note 4(a))	-	2,700
Interest payable related to an equity financing (Note 19(b))	-	693
Others	56	220
	23,938	20,080

*	The Group had a payable related to a lawsuit due to a third-party company. The original debtor claimed that the Group has breached the previously agreed settlement agreement, and transferred the debt to the third-party company during the year ended December 31, 2021. On April 20, 2023, the Group entered into a settlement agreement with the third-party company regarding the payments. As of December 31, 2022 and 2023, the balance was $1,593 and $410, respectively. The Group settled all the outstanding balance in March 2024.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

13.	CONVERTIBLE NOTES

Prior Private Placement Notes and Warrants

On February 25, 2021 and April 14, 2021 the Group entered into securities purchase agreements with institutional and individual investors, pursuant to which the Group sold approximately $6.67 million of notes (the “February 25 Notes”) and 60,877 warrants at an exercise price of $426.62 per share (the “February 25 Warrants), $1 million of notes (the “April 14 Notes”) and 13,130 warrants at an exercise price of $295.68 per share (the “April 14 Warrants” and, together with the February 25 Warrants, the “Prior Private Placement Warrants”) and $15.3 million of notes (the “May 5 Notes” and, together with the February 25 Notes and the April 14 Notes, the “Prior Private Placement Notes.”) The Prior Private Placement Notes have a two-year term with a conversion price of $186.62 per share. The Prior Private Placement Notes have certain anti-dilution protections in the event of a lower priced issuance. Interest shall accrue on the notes at 8% annually, payable on a quarterly basis, in either cash or, in the event the registration statement registering such shares has been declared effective, ordinary shares. The Prior Private Placement Notes held by a particular holder will not be convertible to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon conversion of such note calculated in accordance with Section 13(d) of the Exchange Act. On May 5, 2021, the Company issued additional $15.3 million Prior Private Placement Notes to investors in the February and April transactions.

The Prior Private Placement Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $426.62 per ordinary share for the February 25 Warrants and $295.68 per ordinary share for the April 14 Warrants, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value. The Prior Private Placement Warrants held by a particular holder will not be exercisable to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon exercise of such warrants calculated in accordance with Section 13(d) of the Exchange Act.

During the year ended December 31, 2021, all of the February 25 Notes, April 14 Notes and May 5 Notes (except for $1.57 million), have been converted into 124,689 ordinary shares, and all of 74,007 Prior Private Placement Warrants exercised to 147,570 ordinary shares. During the year ended December 31, 2022, all of the February 25 Notes, April 14 Notes, May 5 Notes and the remaining Prior Private Placement Warrants have been converted into 35,112 ordinary shares.

September 2021 Private Placement Notes and Warrants

On September 14, 2021 the Group entered into securities purchase agreements with institutional and individual investors, pursuant to which the Group sold $13,575,000 of notes (the “September 2021 Notes”) and 194,774 Warrants (the “September 14 Warrants”). The September 2021 Notes have a two year term and are convertible into ordinary shares at the lower of (i) $125.45 per share, (ii) 90% of the closing price of the ordinary shares on the date that the registration statement registering the underlying shares is declared effective, or (iii) in the event that the registration statement registering the underlying shares is not declared effective by the date that the shares underlying the September 2021 Notes are eligible to be sold, assigned or transferred under Rule 144, 90% of the closing price of the ordinary shares on such date. The September 2021 Notes have certain anti-dilution protections in the event of a lower priced issuance. Interest shall accrue on the notes at 8% annually, payable on a quarterly basis, in either cash or, in the event the registration statement registering the underlying shares has been declared effective, ordinary shares. The September 2021 Notes held by a particular holder will not be convertible to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon conversion of such note calculated in accordance with Section 13(d) of the Exchange Act. An additional $13,575,000 of notes with the same terms will be issued upon the satisfaction of certain conditions, including the effectiveness of the registration statement. As of December 31, 2023, the Group has not issued the notes.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

13.	CONVERTIBLE NOTES (CONTINUED)

The Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $166.69 per ordinary share, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value. The Warrants held by a particular holder will not be exercisable to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon exercise of such warrants calculated in accordance with Section 13(d) of the Exchange Act.

During the year ended December 31, 2021, 7,353 warrants were exercised into 10,702 ordinary shares on a cashless basis.

During the year ended December 31, 2022, all of the September 2021 Notes have been converted into 299,026 ordinary shares, and 90,034 warrants of the September 14 Warrants have been exercised to 231,872 ordinary shares. As of December 31, 2022 and 2023, 97,387 warrants of the September 14 Warrants remained outstanding.

May 2022 Private Placement Notes and Warrants

On May 25, 2022, the Group signed agreements with institutional and individual investors, for the sale of $16,000,000 in secured convertible notes. The notes are due in two years, have an annual interest rate of 10% and are convertible into ordinary shares at 90% of the closing bid price on the day of closing, or 90% of the closing bid price of the ordinary shares on the date that such shares are first eligible to be sold, assigned or transferred under Rule 144 or Regulation S, as applicable, whichever is lower but in no event at less than $0.41 per ordinary share, which was $17.71 per shares. The Group also issued an aggregate of 504,134 warrants to purchase ordinary shares at an exercise price of $40.08 per share, subject to adjustment in certain conditions. The Group issued the notes and warrants on May 25, 2022.

During the year ended December 31, 2022, $13.55 million of May 2022 Notes have been converted into 1,276,249 ordinary shares. 319,092 warrants were exercised into 1,214,848 ordinary shares on a cashless basis.

During the year ended December 31, 2023, $0.50 million of May 2022 Notes have been converted into 94,003 ordinary shares. The remaining 185,042 warrants were exercised into 1,191,486 ordinary shares on a cashless basis.

As of December 31, 2023, $1.95 million of May 2022 Notes remained outstanding, and all the warrants have been fully exercised into 2,406,334 ordinary shares.

August 2023 Private Placement Notes and Warrants

On August 24, 2023, the Group signed agreements with an institutional investor, for the sale of $1,500,000 in secured convertible notes. The notes are due in two years, have an annual interest rate of 10% and are convertible into ordinary shares at 90% of the closing bid price on the day of closing, or 90% of the closing bid price of the ordinary shares on the date that such shares are first eligible to be sold, assigned or transferred under Rule 144 or Regulation S, as applicable, whichever is lower but in no event at less than $0.72 per ordinary share, and in the case of a reverse stock split the minimum Conversion Price will be adjusted to 25% of the closing bid price. The Group also issued warrants to purchase an aggregate of 905,141 ordinary shares at an exercise price of $2.1384 per share, subject to adjustment in certain conditions. The Group issued the notes and warrants on August 24, 2023.

During the year ended December 31, 2023, none of August 2023 Notes have been converted into ordinary shares. 235,467 warrants were exercised into 1,936,276 ordinary shares on a cashless basis.

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

The Group early adopted ASU 2020-06 on January 1, 2021. As a result, the Notes above were accounted for as a liability in its entirety, equal to the proceeds received, net of debt issuance discounts and debt issuance costs if any. At the time of issuance, the Group allocated the proceeds to the Convertible Notes and the Warrants based on their relative fair values. During the year ended December 31, 2021, in connection with the issuance of the Convertible Notes and the Warrants, the Group recorded debt discount of $15,097 that will be amortized over the term of the Convertible Notes. During the year ended December 31, 2022, in connection with the issuance of the Convertible Notes and the Warrants, the Group recorded debt discount of $6,994 that will be amortized over the term of the Convertible Notes. During the year ended December 31, 2023, in connection with the issuance of the Convertible Notes and the Warrants, the Group recorded debt discount of $629 that will be amortized over the term of the Convertible Notes.

The fair value of the Warrants was computed using the Black-Scholes option-pricing model. Variables used in the option-pricing model include the following:

	Value per share	Risk-free interest rate	Expected warrant life	Expected volatility

February 25, 2021 Warrants	1.76	0.60%	5 years	170%
April 14, 2021 Warrants	1.25	0.86%	5 years	168%
September 14, 2021 Warrants	0.72	0.78%	5 years	160%
May 25, 2022 Warrants	0.17	2.73%	5 years	152%
August 24, 2023 Warrants	0.16	4.60%	3.75 years	146%

The fair values of the convertible notes are determined by the optimized value derived from valuation of straight debt and valuation of convertible debt. The assumptions include the following:

	Coupon rate	Risk-free interest rate	Volatility	Bond yield

February 25, 2021 Notes ($6.67 million)	8%	0.13%	196%	28%
April 14, 2021 Notes ($1 million)	8%	0.16%	196%	29%
May 5, 2021 Notes ($13.33 million)	8%	0.16%	194%	28%
May 5, 2021 Notes ($2 million)	8%	0.16%	193%	28%
September 14, 2021 Notes ($13.575 million)	8%	0.21%	200%	30%
May 25, 2022 Notes ($16.0 million)	10%	2.50%	153%	33%
August 24, 2023 Notes ($1.50 million)	10%	5.02%	103%	36%

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

13.	CONVERTIBLE NOTES (CONTINUED)

	As of December 31,
	2022	2023
	$	$
Principal amount	2,450	3,450
Less: unamortized discount and debt issuance costs	(759)	(770)
Total	1,691	2,680

Balance as of December 31, 2023:

		Principal	Less: unamortized discount and debt issuance costs
		$	$
May 25, 2022 Notes	US$16.0 million 10% note due 2024 ($14.1 million converted in fiscal 2022 and 2023)	1,950	(177)
August 24, 2023 Notes	US$1.5 million 10% note due 2025 (Nil converted in fiscal 2023)	1,500	(593)
Total		3,450	(770)

During the year ended December 31, 2021, 2022 and 2023, the holders of the convertible notes have converted into total of 124,689, 1,610,386 and 94,003 the Group’s ordinary shares, respectively. Interest expense related to the amortization of the debt discount of $9,945, $11,387 and $700 recorded for the year ended December 31, 2021, 2022 and 2023, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

14.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan from continuing operations were $1,026, $721 and $749 and from discontinued operations were nil, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

15.	SHARE BASED COMPENSATION

(a) Options issued in 2020

The Group granted 11,719 shares of options to three non-employees to purchase ordinary shares with the exercise price of $240.0 per share on March 19, 2020. The expiration date of these options is March 19, 2023.

The Group granted 521 shares of warrants to an advisory company to purchase ordinary shares with the exercise price of $1.92 per share on May 18, 2020. The expiration date of these warrants is May 18, 2027. The recipients received such warrants for bringing to the Company a merger possibility and have the ability to exercise the warrants into ordinary shares of the Company at the time of their own choosing by the expiration date or by the closing of a merger brought forth by them, whichever occurs earlier.

In December 2020, the Group decided to cancel all the shares of options as of December 31, 2019 and replaced with issuing ordinary shares.

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		($)	(Years)	($)
Outstanding, January 1, 2021	12,240	230.40	2.39	4,828
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, December 31, 2021	12,240	230.40	1.39	-

Outstanding, January 1, 2022	12,240	230.40	1.39	-
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, December 31, 2022	12,240	230.40	0.39	-

Outstanding, January 1, 2023	12,240	230.40	0.39	-
Granted	-	-	-	-
Forfeited	(11,719)	-	-	-
Outstanding, December 31, 2023	521	230.40	3.38	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

15.	SHARE BASED COMPENSATION (CONTINUED)

As of December 31, 2022 and 2023, the Group had options outstanding to purchase an aggregate of 12,240 shares and 521 shares, respectively with exercise prices above the fair value of the Group’s shares, resulting in aggregate intrinsic value of nil.

No compensation expenses relating to share options granted to employees recognized for the years ended December 31, 2021, 2022 and 2023.

(b) Ordinary shares issued in 2021

During fiscal 2021, the Group issued 49,582 ordinary shares to certain employees and non-employees. $17,308 recorded as general and administrative expenses, nil recorded as selling and marketing expenses and $225 recorded as research and development expenses. The ordinary shares issued were fully vested as of December 31, 2021.

(c) Ordinary shares issued in 2022

During fiscal 2022, the Group issued 328,798 ordinary shares to certain employees and non-employees. $2,291 recorded as general and administrative expenses, $47 recorded as selling and marketing expenses and $1,048 recorded as research and development expenses. The ordinary shares issued were fully vested as of December 31, 2022.

(d) Ordinary shares issued in 2023

During fiscal 2023, the Group issued 12,912,096 ordinary shares to certain employees and non-employees. $6,467 recorded as general and administrative expenses, $28 recorded as selling and marketing expenses and $1,274 recorded as research and development expenses. The ordinary shares issued were fully vested as of December 31, 2023.

16.	TAXATION

Enterprise income tax (“EIT”)

British Virgin Islands

The Company is incorporated in the British Virgin Islands and conducts its primary business operations through the subsidiaries in the PRC, India and Hong Kong. Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

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

Hong Kong

Borqs HK is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2021, 2022 and 2023. No provision for Borqs HK profits tax has been made in the consolidated financial statements as the entity had losses in the years ended December 31, 2021, 2022 and 2023. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

India

Borqs India is subject to income tax rate of 25.17% for the years ended December 31, 2021, income tax rate of 25.17% for the years ended December 31, 2022 and income tax rate of 25.17% for the years ended December 31, 2023. Amounts $445 are included as income tax benefit for the years ended December 31, 2021, $59 are included as income tax expense for the years ended December 31, 2022, and $1,078 are included as income tax expense for the years ended December 31, 2023.

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

BORQS Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2012 and was eligible for a 15% preferential tax rate from 2012 to 2014. In July 2015, BORQS Beijing obtained a new HNTE certificate. BORQS Beijing has successfully renewed the HNTE certificate in December 2021 with effective term of three years until 2023. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2021, 2022 and 2023, BORQS Beijing enjoyed a preferential tax rate of 15%.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2023, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2023, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Group is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Group will continue to monitor changes in the interpretation or guidance of this law.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

16.	TAXATION (CONTINUED)

Profit (loss) from continuing operations before income taxes consisted of:

	For the years ended December 31,
	2021	2022	2023
	$	$	$
Non-PRC	(44,550)	(29,722)	(23,063)
PRC	(11,105)	836	(4,863)

	(55,655)	(28,886)	(27,926)

Income tax benefit (expense) comprised of:

	For the years ended December 31,
	2021	2022	2023
	$	$	$
Current	-	(343)	1,794
Deferred	445	284	(789)

	445	(59)	1,005

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2021, 2022 and 2023 applicable to the PRC operations to income tax expense was as follows:

	For the years ended December 31,
	2021	2022	2023
	$	$	$
Loss before income taxes	(55,655)	(28,886)	(27,926)

Income tax income computed at the statutory income tax rate at 25%	13,914	7,220	6,982
Non-deductible expenses	(1,095)	71	(83)
Non-taxation income	-	19	17
Unrecognized tax benefits			1,967
Preferential rate	(935)	1,970	(469)
Current and deferred tax rate differences	(709)	299	307
Foreign rate differences	(3,316)	(3,682)	(46)
Change of valuation allowance	(8,024)	(6,860)	(8,356)
Prior year provision to return true up	-	-	117
R&D super deduction	610	904	569

Income tax (expense) benefit	445	(59)	1,005

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

16.	TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2022	2023
	$	$
Deferred tax assets
Inventories provision	32	-
Accrued salary and welfare payable	217	44
Property, plant and equipment	175	-
Total deferred tax assets	424	44

Deferred tax liabilities
Intangible assets	15	15
Deferred cost of revenue	-	111
Others	894	1,186
Total deferred tax liabilities	909	1,312

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

As of December 31, 2023, the Group had net tax losses from its PRC subsidiaries, as per filed tax returns, of $26,000 which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2023 to 2032 if not utilized. The Group has net tax losses from its HK subsidiary of $71,428, which will not expire.

Unrecognized Tax Benefits

As of December 31, 2022, he Group recognized an accrual of $1,990, in unrecognized tax benefits and its interest of $1,990, which is presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefits and its related interest are primarily related to under-reported intercompany profit. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2023, the uncertainties have dismissed due to the tax examination period has expired and the previously recognized tax benefits has been reversed.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

16.	TAXATION (CONTINUED)

A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2021	2022	2023
	$	$	$
Balance at beginning of year	2,124	2,174	1,990
Reversal based on tax positions related to prior years	-	-	(1,990)
Additions based on tax positions related to the current year	-	-	-
Foreign currency translation difference	50	(184)	-

Balance at end of year	2,174	1,990	-

In the years ended December 31, 2022 and 2023, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of nil and nil in income tax expense, respectively. As of December 31, 2023, the tax years ended December 31, 2017 through 2022 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

17.	RELATED PARTY TRANSACTIONS

(a) Related parties

Names of related parties	Relationship with the Group
Bluecap	A company controlled by a key management of the Group
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

(b) There was no significant related party transaction during the years ended December 31, 2021, 2022 and 2023.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Other than disclosed elsewhere, the Group had the following significant related party balances for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	$	$	$
Loan from:
Bluecap	1,834	-	-

Interest expense on loan from:
Bluecap	658	746	-

All balances with related parties as of December 31, 2022 and 2023 were unsecured, and had no fixed terms of repayment.

On July 31, 2018, the Group entered into a $1,325 short-term loan agreement with Bluecap Mobile Private Limited (“Bluecap”), a company controlled by a key management of the Group, bearing an interest rate of 8% per annum to fund the Company’s working capital. The loan does not carry a maturity date and the outstanding principal balance as of December 31, 2023 was nil. The accrued interests were recorded in amount due to related parties.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. As of December 31, 2022 and 2023 the Group’s PRC subsidiaries had appropriated $1,901 and $1,901, respectively, in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2022 and 2023, restricted net assets of the Company’s PRC subsidiaries were $82,072 and $82,072, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

19.	Equity

(a)	Investment with KADI

On December 15, 2018, the Group entered into a Share Purchase Agreement (“Purchase Agreement”) with Shanghai KADI Machinery Technology Co., Ltd. (“KADI SH”), KADI Technologies Limited (“KADI HK”) (collectively, “KADI”) and Lin Hu and Shou Huajun, the sole shareholders of KADI SH and KADI HK (the “KADI’s Selling Shareholders”), for the purchase of 60% of the issued and outstanding ordinary shares of KADI SH (“KADI SH Shares”) and 60% of the issued and outstanding ordinary shares of KADI HK (“KADI HK Shares”, together with the KADI SH Shares, the “KADI Shares”). The transaction with KADI consists of total cash consideration of $4,600 in installments and share consideration equivalent to $9,750 in installments upon achievement of earn-outs by KADI SH from 2018 to 2021. As of December 31, 2018, $600 was prepaid to KADI SH, which was included in prepaid and other current assets in 2018 and written off in 2019. The transaction did not close as of December 31, 2019 due to KADI not able to present audited financial statements as required by the earn-out provisions of the agreement and that KADI has not performed the ownership change registration at the local jurisdiction. Although KADI was not able to present audited financial statements as required by the earn-out provisions of the agreement and has not performed the ownership change registration, 8,503 of Borqs’ ordinary shares were issued to KADI on January 9, 2019, for which the Group recorded the fair value of these shares in an aggregate of $5,217 in additional paid-in capital, with a corresponding amount included in subscription receivable. As a result, future capital commitments for KADI has been voided due to KADI’s breach of provisions of the agreements. The Group is in negotiation with KADI for a reduced ownership of KADI or a recission of the acquisition.

The Group has initiated arbitration proceeding in February 2022 in Hong Kong against KADI and its owners for breach of contract according to the KADI Agreement, seeking from KADI of i) a payment of $600 in cash previously paid to KADI, ii) the return of 8,503 ordinary shares of Borqs previously issued to the owners of KADI, and iii) payment in cash for loss of profit from KADI’s projected business in the amount of $5.3 million. As of the filing of this annual report, the arbitration is in its initial stages and there is no assurance that the outcome of the proceedings will be in favor of Borqs.

(b)	Equity financing from Chongqing City Youtong Equity Investment Fund (“Chongqing Youtong”)

On April 18, 2019, the Group entered into an equity financing agreement with Chongqing Youtong owned by the Chongqing Government in the PRC. According to the agreement, Chongqing Youtong purchased 9.9 % equity interest of the Company equivalent to 19,449 ordinary shares with a total purchase consideration of $13,865 on May 16, 2019, for which 75% of the total purchase consideration amounting to $10,399 in cash was received. The remaining 25% of the total purchase consideration amounting to $3,466 will be contributed in the form of real property and equipment (the “Property Investment”) by Chongqing Youtong within six months from May 16, 2019 the date that the cash investment portion was completed. In May 2019, 19,449 shares were issued and $10,399 in cash was received by the Group. However, the Property Investment has not yet been completed.

In February 2023, the Group entered into a settlement agreement with Chongqing Youtong on the settlement of the equity financing. For the cash consideration with the amount of $10,399, the Group agreed to repay Chongqing Youtong the principal plus 8% annually interest with its ordinary shares. Besides, both parties agreed to not proceed with the remainder 25% investment and the related previous issued 4,862 shares will not withdraw. As a result, to compensate Youtong’s investment loss from the share price decline, the Group issued additional 4,668,704 ordinary shares in February 2023 equal to approximately $13.46 million including interest expense from May 2019 to February 2023, with annual interest rate of 8%.

By entering into the agreement not to proceed with the remainder 25% investment in the form of real property and equipment, the amount of $3,669 was released from subscriptions receivable, and was recognized as loss related to equity financing for the year ended December 31, 2022. Loss related to equity financing recognized during the year ended December 31, 2023 was $14.16 million, which included the cash consideration of $10,399 and interest expense from May 2019 to December 2023 with annual interest rate of 8%.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

19.	Equity (CONTINUED)

(c)	Settlement of arbitration with Claimant Samsung Electronics Co., Ltd. (“Samsung”)

On November 27, 2018, the Secretariat of the International Court of Arbitration for the International Chamber of Commerce issued a final award to Samsung Electronics Co., Ltd. (“Samsung”) that constituted the final decision on the Group’s dispute with Samsung over a sales contract. The court order required the Group to pay to Samsung total payments of $4,650 including: i) $4,280 as the “Principal Amount”, plus (ii) accrued interest of $370 computed from March 31, 2019 on the outstanding balance of the Principal Amount at a simple interest rate of 9% per annum (together with the Principal Amount, collectively referred to as the “Settlement Payment”). On April 26, 2019, the Group entered into a settlement agreement with Samsung according to which, the Group shall pay the full and total amount of the Settlement Payment in equal monthly installments over a period of twenty-four months beginning on March 31, 2019. In addition, a total of 11,509 ordinary shares were issued to Samsung as escrow shares in the year 2019 as security for the payments. The Group recorded the fair value of the shares issued in an aggregate of $6,401 in additional paid-in capital, with a corresponding amount included in subscription receivable. Due to cash constraints, particularly due to the COVID-19 pandemic, the Group has not made monthly installments to Samsung since the fourth quarter of 2019, and Samsung has not pursued alternative means of repayment from the Group.

In April 2022, the Group executed a settlement agreement with Samsung regarding the payments. The total amount of principal and accrued interest as of the end of May 2022 is approximately $4.4 million less $1.6 million paid in cash on May 27, 2022, equaling a net amount of approximately $2.8 million. According to the agreement, the Group shall pay the full and total amount of the payments in equal monthly installments over a period of eighteen months beginning on July 2022. In addition, 83,633 and 443,294 ordinary shares were issued to Samsung as escrow shares as security for the payments during the year ended December 31, 2022 and 2023, respectively. The Group recorded the fair value of the shares issued in an aggregate of $2,760 and $1,321 in additional paid-in capital during the year ended December 31, 2022 and 2023, respectively, with a corresponding amount included in subscription receivable.

The Group had been making monthly payments to Samsung and the entire amount including accrued interest was paid off as of March 7, 2024. In March 2024, the Group cancelled all the ordinary shares issued to Samsung held in escrow as the Group fully paid off the balance due to Samsung. Total of 538,437 ordinary shares have been cancelled by the Company in March 2024.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

19.	Equity (CONTINUED)

(d)	Debt Repayments with ordinary shares

(1)	The Group had a balance due to a cooperation partner in the amount of approximate $4.1 million. In August 2023, the Group resolved to convert a portion of the outstanding balance into the Group’s ordinary shares. US$1.75 million of the balance owed to the cooperation partner has been converted at the price of $2.04 per share resulting in the issuance of 771,605 ordinary shares. The Group recognized a gain of $176 in gain on debt settlement during the year ended December 31, 2023.

(2)	The Group was default with the terms of our loans and revolving credit lines PFG which is the prime lender. The Group has entered into agreements dated December 14, 2020 with PFG and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA will purchase approximately $18 million of debt in tranches. As of February 10, 2021, LMFA has completed the purchase of $17.87 million of principal, accrued interest and applicable fees (the “Debt”), converted into all 118,373 shares of the Group’s ordinary shares by February 10, 2021. With the Company settling another $1.27 million of Debt directly with PFG through the issuance of 7,848 shares on February 17, 2021. As of December 31, 2021, the Group’s defaulted Debts with PFG totaling $19.14 million have been eliminated. The Group recognized loss of $16,580 in loss on debt settlement during fiscal year 2021.

(3)

On March 03, 2020, the Group entered into an agreement with AWP. The Group has been offered a term loan of principal of $1 million for 6 months with interest at 12% per annum. On June 15, 2021, the Group has settled the $1 million loan principal with 8,267 shares. The Group recognized loss of $619 in loss on debt settlement during fiscal year 2021.

(4)	On May 03, 2022, the Group entered into a share exchange agreement regarding the $1,250 loan with an individual shareholder. According to the agreement, the Group shall repay the loan balance with 28,247 the Group’s ordinary shares. The Group issued shares on May 03, 2022 and recognized gain of $217 on debt settlement during fiscal year 2022.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

19.	Equity (CONTINUED)

(e)	Collateral of 20,833 restricted ordinary shares to AWP

In December 2020, the Group entered into an agreement with AWP. The Group has been offered a term loan for 6 months with interest at 12% per annum. According to the agreement, the Group issued 20,833 restricted ordinary shares to be held in escrow at Continental Stock Transfer & Trust Company as collateral. The Group recorded the fair value of the shares issued in an aggregate of $4,080 in additional paid-in capital, with a corresponding amount included in subscription receivable.

On June 15, 2021, the Group has released the 20,833 shares from escrow to AWP as full payment of the $1 million loan principal with 8,267 shares, and recorded loss of $619 for the year ended December 31, 2021. And a compensation for service of a future project with 12,566 shares with the amount of $2,461.

(f)	Shares conversion from the holders of the convertible notes

See Note 13 for details.

(g)	Warrants exercised from the holders of the convertible notes

See Note 13 for details.

(h)	Acquisition of HHE

Refer to Note 4 for shares issued to HHE.

(i)	Issuance of ordinary shares for a project

During the year ended December 31, 2023, the Group issued 166,667 ordinary shares with fair value of $392 to an advisor for a project and recorded in subscription receivable. Due to the project has not continued, both parties have agreed to cancel the shares issued in fiscal 2024.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

19.	Equity (CONTINUED)

(j)	Capital injection from non-controlling shareholders of a subsidiary

The non-controlling shareholders of HHE have capital injection to HHE with the amount of $297 after the Group’s acquisition of HHE in 2021 and capital injection with the amount of $437 during the year ended December 31, 2022.

20.	FAIR VALUE MEASUREMENTS

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

22.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the years ended December 31,
	2021	2022	2023
	$	$	$
Numerator:
Net loss from continuing operations	(55,210)	(28,945)	(26,921)
Less: Net loss attributable to noncontrolling interest from continuing operation	(54)	(190)	(454)
Net loss from continuing operations attributable to Borqs Technologies, Inc.	(55,156)	(28,755)	(26,467)
Accretion to redemption value of preferred shares for continuing operations	-	-	-

Net loss from continuing operations attributable to Borqs Technologies, Inc.’s ordinary shareholders	(55,156)	(28,755)	(26,467)

Net income (loss) from discontinued operations	(1,392)	(9,916)	-
Less: Net income (loss) attributable to noncontrolling interest from discontinued operation	(683)	(4,639)	-
Net income (loss) from discontinued operations attributable to Borqs Technologies, Inc.	(709)	(5,277)	-

Net loss attributable to Borqs Technologies, Inc.’s ordinary shareholders	(55,865)	(34,032)	(26,467)

Denominator:
Weighted-average number of ordinary shares—basic	614,227	1,912,591	13,059,041
Weighted-average number of ordinary shares—diluted	614,227	1,912,591	13,059,041

Weighted-average number of shares outstanding from discontinued operations—basic	614,227	1,912,591	13,059,041
Weighted-average number of shares outstanding from discontinued operations—diluted	614,227	1,912,591	13,059,041

Net loss per share from continuing operations attributable to Borqs Technologies, Inc.
Loss per share—Basic:	(89.80)	(15.03)	(2.03)
Loss per share—Diluted:	(89.80)	(15.03)	(2.03)

Net earnings (loss) per share from discontinued operations attributable to Borqs Technologies, Inc.
Earnings (loss) per share—Basic:	(1.15)	(2.76)	-
Earnings (loss) per share—Diluted:	(1.15)	(2.76)	-

Net loss per share attributable to Borqs Technologies, Inc.
Loss per share—Basic:	(90.95)	(17.79)	(2.03)
Loss per share—Diluted:	(90.95)	(17.79)	(2.03)

For the years ended December 31, 2021, 2022 and 2023, share options and warrants associated with private placements were anti-dilutive and excluded from the calculation of diluted net loss per share.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

23.	COMMITMENTS AND CONTINGENCIES

(a) Capital commitments and contingencies

Refer to Note 19 (a) for details related to investments with KADI. As of the filing of this annual report, the Group is in negotiation with KADI for a reduced ownership of KADI or a rescission of the acquisition.

(b) Income taxes

As of December 31, 2022, the Group recognized an accrual of $1,990, in unrecognized tax benefits and its interest (Note 16). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2022, the Group classified the accrual for unrecognized tax benefits as a non-current liability. As of December 31, 2023, the uncertainties have dismissed due to the tax examination period has expired and the previously recognized tax benefits has been reversed.

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

(d) Contingency in business disposal during 2021

During the year ended December 31 2021, the Group disposed BWL to a third party (transferee) (Note 4). The Group is currently not a party to any claims related to the disposal of BWL. However, according to the disposal agreement, after the completion of this transfer, the Group may compensate BWL for losses suffered in the event that:

a.	the transferee is liable for the debts of BWL, or

b.	BWL goes into liquidation or bankruptcy, and the transferee is required to assume the responsibility for repayment of any debt of BWL.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Note	2022	2023
		$	$
ASSETS
Current assets
Prepaid expenses and other current assets		1,514	4,078
Amount due from related parties		38,405	33,647

Total current assets		39,919	37,725

Non-current assets
Investments in subsidiaries and Consolidated VIEs		(18,166)	(7,391)

Total non-current assets		(18,166)	(7,391)

Total assets		21,753	30,334

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables		14,658	14,634

Total current liabilities		14,658	14,634

Total liabilities		14,658	14,634

Shareholders’ (deficit) equity
Additional paid-in capital		310,267	345,338
Accumulated deficit		(305,073)	(331,539)
Statutory reserve		1,901	1,901

Total shareholders’ equity (deficit)		7,095	15,700

Total liabilities and shareholders’ equity		21,753	30,334

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the years ended December 31,
	2021	2022	2023
	$	$	$
Operating Expenses
General and administrative expenses	(2,450)	(1,653)	(2,045)

Operating loss	(2,450)	(1,653)	(2,045)

Share of losses of subsidiaries and Consolidated VIEs	(54,152)	(37,208)	(24,876)

Loss before income taxes	(56,602)	(38,861)	(26,921)
Income tax expense	-	-	-

Net loss	(56,602)	(38,861)	(26,921)

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2021	2022	2023
	$	$	$
Net loss	(56,602)	(38,861)	(26,921)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	507	(1,456)	(262)
Other comprehensive income (loss), net of tax of nil:
Comprehensive loss	(56,095)	(40,317)	(27,183)
Comprehensive loss attributable to the Company’s ordinary shareholders	(56,085)	(40,393)	(27,201)

Condensed statements of cash flows

For the years ended December 31,
	2021	2022	2023
	$	$	$
Net cash generated from operating activities	-	-	-
Net cash used in investing activities	-	-	-
Net cash generated from (used in) financing activities	-	-	-

Net increase (decrease) in cash and cash equivalent and restricted cash	-	-	-
Cash and cash equivalent and restricted cash at beginning of the year	-	-	-

Cash and cash equivalent and restricted cash at end of the year	-	-	-

Reconciliation of cash and cash equivalents and restricted cash

Cash and cash equivalents at end of the year	-	-	-
Restricted cash at the end of the year	-	-	-
Total cash and cash equivalents and restricted cash at the end of year	-	-	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

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

(b) Intercompany transactions

The Company had the following related party balances as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	$	$
Amount due from (to) related parties
- Borqs HK	17,280	15,695
- Borqs Beijing	(113)	(136)
- Borqs USA	808	808
- Borqs International	20,430	17,280

25.	SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2023, the Group completed the divestment of all of its interest in Holu Hou Energy LLC as of March 6, 2024, adhering to the requirements from the Commission on Foreign Investment in the United States. On March 01, 2024, the Group cancelled 489,766 shares issued to HHE and 1,916,667 shares issued to HHE held in escrow.

On March 9, 2024, the Group repurchased the $1.5 million August 2023 convertible notes and unexercised warrants from the investor in an amount of $2.2 million.

Subsequent to the year ended December 31, 2023 and as of the filing of this annual report, the Group is in the process of negotiating with Chongqing Youtong to repay the cash consideration with interests for the cancellation of 4,668,704 shares previously issued to Chongqing Youtong.