Form 20-F
period 2024-12-31
Borqs Technologies, Inc.
filed 2025-05-15
CIK 1650575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2024, there were 28,970,077 shares of the registrant’s ordinary shares, no par value, issued and outstanding.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and such forward-looking statements may appear in the sections captioned “Business,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Plan of Operations” and elsewhere. Any statements contained in this report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “pro-forma,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this report may include, without limitation, statements regarding the plans, forecasts and objectives of management for future operations, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included under the rules and regulations of the Securities and Exchange Commission (“SEC”), and the assumptions underlying or relating to any such statement.

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

ii

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company”, “Borqs”, “we”, “us”, the “Group”, and “our” refer to Borqs Technologies, Inc. and any or all of its subsidiaries. Unless otherwise noted, all industry and market data in this annual report is presented in U.S. dollars. Unless otherwise noted, all financial and other data related to the Company in this annual report is presented in U.S. dollars. All references to “$” or “US” in this annual report refer to U.S. dollars. All references to “RMB” in this annual report refer to the Chinese Renminbi Yuan.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes included elsewhere in this Annual Report. The selected consolidated statements of operations data for each of the years in the three years ended December 31, 2024, and the consolidated balance sheet data as of December 31, 2023 and 2024, are derived from our audited consolidated financial statements and notes which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company opted for the rule that only three years of operating results are required to be presented in accordance with the applicable regulations of the British Virgin Islands.

Holu Hou Energy LLC (“HHE”), which identified the innovative clean energy business, a separate segment was reclassified as held for sale as of December 31, 2022, 2023 and 2024, for the carrying amounts will be recovered principally through a sale, and revenues and expenses related to HHE have been reclassified as discontinued operations for the year ended December 31, 2022 until it has been deconsolidated.

On November 11, 2024, the Company announced that Sasken Technologies Limited (“Sasken”), a leading global product engineering and digital transformation services company based in India, signed a Letter of Intent with the Company to acquire the Group’s certain hardware and software services business. On April 8, 2025, the Company signed a Share Purchase Agreement (“SPA”) with Sasken Design Solutions Pte. Ltd, a wholly owned subsidiary of Sasken. The SPA provided for Sasken’s acquisition of the Company’s core business through the purchase of BORQS International Holding Corp, the Company’s wholly owned subsidiary. The transactions contemplated by the SPA (the “Sale”) were consummated on April 9, 2025. Included in the Sale are all of the Company’s embedded software design and customized hardware manufacturing of products for the Internet of Things (IoT) activities, customer contracts, technology licenses, intellectual property, employment agreements with key personnel and assets required for the Company’s operations. Sasken agreed to pay the Company an aggregate purchase price of $40 million, subject to adjustments for working capital and certain earnout payments linked to performance in 2025. As such, for the years ended December 31, 2023 and 2024, the Group classified related assets and liabilities as held for sale and reported in discontinued operation for the years ended December 31, 2022, 2023, and 2024.

	Fiscal Years Ended December 31,
Consolidated Statements of Income and Comprehensive Income Data:	2022	2023	2024
	($’000)
Net revenues	41,203	20,567	27,713
Gross profit	5,538	3,870	5,786
Operating expenses*	(9,135)	(15,236)	(9,320)
Other operating income	148	22	396
Operating loss	(3,449)	(11,344)	(3,138)
(Loss) income from continuing operations, before income taxes	(31,485)	(30,295)	17,470
Income tax (expense) benefit	(1)	2,084	(8)
Net (loss) income from continuing operations	(31,486)	(28,211)	17,462

Discontinued operations
(Loss) income from discontinued operations, before income taxes	(7,316)	2,368	(4)
Income tax benefit (expense)	(59)	(1,078)	(135)
(Loss) income from operations of discontinued entities	(7,375)	1,290	(139)
	-	-	-
Net (loss) income	(38,861)	(26,921)	17,323

*	(Operating expenses for 2022 included stock-based compensation of $3.4 million and reversal of allowance for doubtful accounts of $0.02 million)
*	(Operating expenses for 2023 included stock-based compensation of $7.8 million and reversal of allowance for doubtful accounts of $0.50 million)
*	(Operating expenses for 2024 included stock-based compensation of $0.05 million and provision of allowance for doubtful accounts of $0.02 million)

	Fiscal Years Ended December 31,
Consolidated Balance Sheets Data:	2023	2024
	($’000)
Cash and cash equivalents	800	2,032
Restricted cash	26	26
Time deposits	3,496	3,377
Accounts receivable, net	218	116
Prepaid expenses and other current assets, net	5,643	6,747
Total assets	21,432	25,409
Total liabilities	35,864	29,007
Total shareholders’ deficit	(14,432)	(3,598)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to our Business and Industry

●	There is substantial doubt about our ability to continue as a going concern, which could materially and adversely affect our business, results of operations, financial condition, and share price.

●	We have sold a substantial portion of our operating business, and we may not be able to successfully execute our future strategy or generate meaningful revenue going forward.

●	Although our previously defaulted loans were completely paid off as of February 17, 2021, we may become in default with loans in the future and the following risks will reappear.

●	We have more current liabilities than current assets as of December 31, 2024.

●	If alternative mobile operating system platforms become more widely used or accepted, or mobile chipset manufacturers, mobile device Original Equipment Manufacturers (“OEMs” and each an “OEM”) and mobile operators do not continue to make product and service offerings compatible with the Android platform, our business could be materially harmed.

●	We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

●	We have limited experience with our current product offerings, which makes it difficult to predict our future operating results.

●	We operate in multiple rapidly evolving industries. If we fail to keep up with technological developments and the changing requirements of our customers, business, financial condition, and results of operations may be materially and adversely affected.

●	We face intense competition from onshore and offshore third-party software providers in the Android platform and software market, and, if we are unable to compete effectively, we may lose customers, and our revenues may decline.

●	We may undertake acquisitions, investments, joint ventures or other alliances in the future, which could expose us to new operational, regulatory, and market risks. Such future and past undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

●	We are dependent upon the Android platform and if Google determines to no longer develop the Android platform and our further development is not taken up by reliable alternative sources, our business could be materially harmed.

●	If our customers move more research and development work in-house, lower demand for our solutions could reduce our net revenues and harm our business.

●	Our yearly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

●	If we fail to effectively manage our technical operations infrastructure, our customers may experience service outages and delays in the further deployment of our services, which may adversely affect our business.

●	Most of our engagements with customers are for a specific project only and do not provide for subsequent engagements. If we are unable to generate a substantial number of new engagements for projects continuingly, our business and results of operations will be adversely affected

●	Because of the characteristics of open source software, there may be fewer technology barriers to entry in the Android platform and software market in which we compete, and it may be relatively easy for competitors, some of which may have greater resources than we have, to enter our markets and compete with us.

●	Security and privacy breaches may expose us to liability and harm our reputation and business.

●	We are vulnerable to technology infrastructure failures, which could harm our reputation and business.

●	We may not be able to continue to use or adequately protect our intellectual property rights, which could harm our business reputation and competitive position.

●	The international nature of our business exposes it to risks that could adversely affect our financial condition and the results of operations.

●	We may not be able to manage our anticipated growth and our current and planned resources may not be adequate to support our expanding operations; consequently, our business, results of operations, and prospects may be materially and adversely affected.

●	Due to intense competition for highly skilled personnel, we may fail to attract and retain qualified personnel to support our research and development operations; as a result, our ability to bid for and obtain new projects may be adversely affected, and our net revenues could decline.

●	As mandated by the Committee on Foreign Investment in the United States (“CFIUS”), we have terminated our ownership in Holu Hou Energy LLC.

●	Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

●	We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and PRC and Indian anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

●	Trading on the OTC Markets is volatile and sporadic, which could depress the market price of the Company’s ordinary shares and make it difficult for the Company’s shareholders to resell their shares.

●	Global economic and political conditions may adversely impact our business, operating results and financial condition.

●	We may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

●	If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely impacted.

Risks Related to Our Business Operations and Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected.

●	The recent PRC government intervention into business activities by U.S.-listed Chinese companies may indicate an expansion of the PRC’s authority that could negatively impact our existing and future operations in Hong Kong and China.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

●	Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how it may impact the viability of our current corporate structure, corporate governance and our business operations.

●	If the Chinese government were to impose new requirements for permission or approval from the PRC Authorities including China Securities Regulatory Commission (“CSRC”) or CAC, or any other entity that is required to approve the trading of our shares on the OTCQB Venture Market (“OTCQB”), to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

●	China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

●	Uncertainties with respect to the PRC legal system could harm us.

●	Recent trade policy initiatives announced by the United States administration against the PRC may adversely affect our business.

●	Our subsidiaries in China are subject to restrictions on making dividends and other payments to it or any other affiliated company.

●	The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries could materially increase our tax liabilities.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong Subsidiary.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.

●	Fluctuations in the value of the RMB may have a material adverse effect on your investment.

●	PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	The enforcement of the labor laws and other labor-related regulations in the PRC may adversely affect our results of operations.

●	Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

●	If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals, fail to fulfill their responsibilities or misappropriate or misuse those assets, our business and operations could be materially and adversely affected.

Risks Related to Our Securities

●	If equity research analysts publish unfavorable commentary or downgrade our ordinary shares, the price and trading volume of our ordinary shares could decline.

●	Future equity issuances could result in dilution, which could cause our ordinary shares price to decline.

●	Future sales of our ordinary shares by existing shareholders may cause our ordinary shares price to decline.

●	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

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

Risks Related to our Business and Industry

Summary of Risks Associated with Our Business Due to Changing PRC Rules and Regulations

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our ordinary share and warrants, including risks and uncertainties, among others, the following:

●	The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and warrants and limit the legal protections available to us. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Any change of regulations and rules by Chinese government may intervene or influence our operations at any time and any additional control over offerings conducted overseas and/or foreign investment in China- based issuers could result in a material change in our operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Our ordinary shares may be delisted or prohibited from being traded under the Holding Foreign Companies Accountable Act (“HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) were unable to fully inspect our auditor. The delisting or the cessation of trading of our ordinary shares, or the threat of them being delisted or prohibited from being traded on a national securities exchange or in the over-the-counter market, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections of our auditor, it would deprive our investors of the benefits of such inspections. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Yu Certified Public Accountant PC, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCA Act. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	The Hong Kong legal system embodies uncertainties which could negatively affect our trading on the OTCQB and limit the legal protections available to you and us. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Since 2020 and continuing into 2024, the Chinese government has been implementing increasingly stringent rules and regulations on its domestic business activities, particularly for companies whose shares are listed on U.S. exchanges. Such policy changes have caused profound impact on the value of the affected companies’ equities and resulted in significant drop in market valuation for their shareholders. The recent regulatory changes in China have focused on the following industries:

1)	Cryptocurrency mining and coin offerings

2)	Social media and cyber security

3)	Online gaming

4)	Ride-hailing

5)	Extra-curriculum education and tutoring

6)	Variable interest entity structures

The Company does not participate in any of the above six categories, and particularly our division that operated a MVNO business under a variable interest entity structure in China was sold as of October 29, 2020. Also, as indicated in this 2024 Annual Report filed on Form 20-F, our revenues recognized from activities in China represent 50.6%, 57.9% and 38.3% of our total net revenues for the years 2024, 2023 and 2022, respectively. However, as the rules and regulations in China continue to evolve, the Company may become affected in future periods causing the public market valuation of our shares to decline.

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

There is substantial doubt about our ability to continue as a going concern, which could materially and adversely affect our business, results of operations, financial condition, and share price.

As of December 31, 2024, we had cash and cash equivalents of approximately $2.1 million and generated a net income from continuing operations of approximately $17.5 million and cash inflows of approximately $2.5 million for the year then ended. However, despite these results, we have a history of significant operating losses, recurring net cash outflows, and a deteriorated net current asset position. Our independent auditors issued an unqualified opinion on our consolidated financial statements, but included an emphasis of matter paragraph stating that these conditions raise substantial doubt about our ability to continue as a going concern.

The consolidated financial statements included in this annual report have been prepared on a going concern basis and do not reflect any adjustments that might result from our inability to continue as a going concern. Management’s assessment of our ability to continue as a going concern involved material judgment and estimation, particularly with respect to projected cash flows, planned capital expenditures, expected financing activities, and the timing and realization of revenue. If we are unable to execute our plans or if our assumptions prove to be inaccurate, our ability to meet our financial obligations may be compromised.

Our continued operations depend on our ability to meet working capital requirements and to obtain sufficient funding, including through short-term supply chain financing, customer advances, and financing from financial institutions. There is no assurance that such funding will be available when needed or on terms acceptable to us. In addition, on April 9, 2025, we disposed of certain hardware and software services business, which represented a significant portion of our operations and may adversely affect our financial position and future results.

If we are unable to continue as a going concern, we may be forced to significantly curtail or cease operations, liquidate our assets, or seek protection under applicable bankruptcy laws. Any such outcome could materially reduce the value of our assets and harm our shareholders’ interests. In addition, our ability to raise additional capital could be significantly impaired, and the market price of our shares may decline.

We have sold a substantial portion of our operating business, and we may not be able to successfully execute our future strategy or generate meaningful revenue going forward.

On April 9, 2025, we completed the sale of our core operating business to Sasken Design Solutions Pte. Ltd., a wholly owned subsidiary of Sasken Technologies Limited, pursuant to the SPA signed on April 8, 2025. The sale included substantially all of our embedded software design and customized hardware manufacturing activities for IoT products, along with related customer contracts, technology licenses, intellectual property, key personnel employment agreements, and other operating assets.

Following the transaction, our future strategy and business model remain uncertain and subject to change. We may seek to redeploy the proceeds of the sale in new lines of business, pursue acquisitions, or return capital to shareholders. There can be no assurance that we will be able to identify or successfully execute on any such strategy, or that any such strategy will create value for our shareholders. Until and unless we implement a new business plan, we may have limited operations and no material sources of revenue, which could adversely affect our financial condition and market price of our securities.

We have more current liabilities than current assets as of December 31, 2024.

On our balance sheet as of December 31, 2024, there were current assets of $23.4 million and current liabilities of $26.9 million. Although profit margin improvements coupled with better financing facilities in future periods may reverse this situation, there is no assurance of how long this situation may remain or if we can ever achieve healthier liquidity ratios. If this situation persists for too long, it will hamper the Company’s ability to operate effectively and will likely create pressure on the market price of our ordinary shares.

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

We have derived and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top five customers accounted for 96.5%, 98.4% and 91.6% of our net revenues in 2022, 2023 and 2024, respectively.

Our ability to maintain close relationships with our major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year-to-year and project-to-project, especially since we are generally not the exclusive Android platform software and service solutions provider for our customers, some of our customers have in-house research and development capabilities and we do not have long-term purchase commitments from any of our customers. A major customer in one year may not provide the same level of net revenues for us in any subsequent year. The products we provide to our customers, and the net revenues and income from those products, may decline or vary as the type and quantity of products change over time. In addition, reliance on any individual customer for a significant portion of our net revenues may give that customer a degree of pricing leverage when negotiating contracts and terms of service with us. In addition, a number of factors not within our control could cause the loss of, or reduction in, business or revenues from any customer, and these factors are not predictable. These factors include, among others, a customer’s decision to re-negotiate the royalty payment of a contract if the volume of unit sales exceeds original expectations, pricing pressure from competitors, a change in a customer’s business strategy, or failure of a mobile chipset manufacturer or mobile device OEM to develop competitive products. Our customers may also choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, our products, either on their own or in collaboration with others, including our competitors. The loss of any major customer or key project, or a significant decrease in the volume of customer demand or the price at which we sell our products to customers, could materially adversely affect our financial condition and results of operations.

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

We face intense competition from onshore and offshore third-party software providers in the Android platform and software market, and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

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

Our business model is dependent upon the Android platform, which is a free and fully open-source mobile software platform developed by Google. The Android platform has been updated frequently since our original release, and the development of the Android platform is an ongoing process that we do not control. If Google determines to no longer develop the Android platform or our further development is not taken up by reliable alternative sources, such as another third party or the open source community, demand for our Android+ software and service platform solutions could decline significantly, and our revenue and financial condition could be materially harmed.

If our customers move more research and development work in-house, lower demand for our solutions could reduce our net revenues and harm our business.

Collaboration with customers is essential to the growth and profitability of our business. However, our customers may elect to move more research and development work in-house and reduce collaboration with us for Android platform projects. There are many factors beyond our control that could cause our customers to move their work in-house, such as spending reductions due to a challenging economic environment, corporate restructuring, cost control, pricing pressure, and concerns regarding the protection of technology know-how, trade secrets, and other intellectual property rights. If our customers decide to change their strategy by moving more research and development work in-house, our net revenues may decline, and our business, financial condition, and results of operations may be adversely affected.

Our yearly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our yearly operating results, including the levels of our revenue, gross margin, profitability, cash flow and deferred revenue, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one year should not be relied upon as an indication of future performance. Our yearly financial results may fluctuate due to a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuations in yearly results may negatively impact the value of our ordinary shares. Factors that may cause fluctuations in our yearly financial results include, but are not limited to:

●	our ability to attract new customers;

●	our ability to convert users of our limited free versions to paying customers;

●	the addition or loss of large customers, including through acquisitions or consolidations;

●	our customer retention rate;

●	the timing of the recognition of revenue;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;

●	network outages or security breaches;

●	general economic, industry, and market conditions;

●	increases or decreases in the number of features in our services or pricing changes upon any renewals of customer agreements;

●	changes in our pricing policies or those of our competitors;

●	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; and

●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

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

Our customers generally retain us on a project-by-project basis in connection with specific projects rather than on a recurring basis under long-term contracts. Historically, a significant portion of our net revenues has been comprised of software fees, relating to one-time research and engineering work performed for customers. For 2022, 2023 and 2024, our net revenues from software fees were $1.7 million, $1.5 million and $1.6 million respectively, representing 4.2%, 7.4% and 5.8% of total net revenues, respectively. Although a significant amount of our net revenues is generated from repeat business, which we define as revenues from a customer who also contributed to our revenues during the prior fiscal year, our engagements with our customers are typically for individual projects that are often on a non-exclusive, project-by-project basis. In addition, a majority of our customer contracts from which we generate product fees can be terminated by customers with or without cause. There are many factors outside of our control that might lead customers to terminate a contract or project with us, including, among others:

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

Therefore, we have to continuously seek new engagements while our current engagements are being performed or are completed or terminated, and we are constantly seeking to expand our business with existing customers and secure new customers. If we are unable to generate a substantial number of new engagements on a continuing basis, our business and the results of our operations will be adversely affected.

Because of the characteristics of open-source software, there may be fewer technology barriers to entry into the Android platform and software market in which we compete, and it may be relatively easy for competitors, some of which may have greater resources than we have, to enter our markets and compete with us.

One of the characteristics of open-source software is that anyone can modify and redistribute the existing open-source software and use it to compete against us. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for new competitors with greater resources than us to develop their own Android platform software and service solutions, potentially reducing the demand for and putting pricing pressure on our Android+ software and service platform solutions. In addition, some competitors make their open source software available for free download and use on an ad hoc basis or may position their open-source software as a loss leader in order to win customers. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressure and/or the availability of open source software will not result in price reductions, reduced operating margins and loss of market share, any of which could seriously harm our business.

Security and privacy breaches may expose us to liability and harm our reputation and business.

As part of our business, we receive and process information about our employees, customers, and partners, and we may store (or contract with third parties to store) our customers’ data. There are numerous laws governing privacy and the storage, sharing, use, disclosure, and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China and elsewhere on the world where we have business operations are expanded to require changes in business practices or privacy policies, or if the relevant governmental authorities in China and elsewhere on the world where we have business operations interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. For example, in November 2016, China released the Cybersecurity Law, which took effect in June 2017. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructure, including network operators of key information infrastructures in public communications and information industry, generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. While we take security measures relating to our Android+ software and service platform solutions, specifically, and our operations (including MVNO business unit), generally, those measures may not prevent security breaches that could harm our business and we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law and other relevant laws and regulations. Advances in computer capabilities, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and the data we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information (including information about our employees, customers and partners and our customers’ information), cause the loss or disclosure of some or all of this information, cause interruptions in our operations or our customers’ or expose our customers to computer viruses or other disruptions or vulnerabilities.

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

We rely on our technology infrastructure for many functions, including selling our Android+ software and service platform solutions, supporting our customers, and billing, collecting, and making payments. We also rely on our own technology infrastructure, which is located on a third-party site, as well as the technology infrastructure of third parties, to provide some of our back-end services. This technology infrastructure may be vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer intrusions and viruses, software errors, computer denial-of-service attacks and other events. A significant number of the systems making up this infrastructure are not redundant, and our disaster recovery planning is not sufficient for every eventuality. This technology infrastructure is also subject to break-ins, sabotage and intentional acts of vandalism by internal employees, contractors, and third parties. Despite any precautions we or our third-party partners may take, such problems could result in, among other consequences, interruptions in our services and loss of data, which could harm our reputation, business, and financial condition. We do not carry business interruption insurance sufficient to protect us from all losses that may result from interruptions in our services as a result of technology infrastructure failures, or to cover all contingencies. Any interruption in the availability of our websites and online interactions with customers and partners would create a large volume of questions and complaints that would need to be addressed by our support personnel. If our support personnel cannot meet this demand, customer and partner satisfaction levels may fall, which in turn could cause additional claims, reduced revenue, reputation damage or loss of customers.

We may not be able to continue to use or adequately protect our intellectual property rights, which could harm our business reputation and competitive position.

Although Android is an open-source mobile software platform for mobile devices, we are not required to share the source code for our Android software, which we have invested significant resources to develop. Accordingly, we believe that patents, trademarks, trade secrets, copyright, software registration, and other intellectual property we use are important to our business. We rely on a combination of patent, trademark, copyright, software registration and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and brand name. Any failure by us to maintain or protect our intellectual property rights, including any unauthorized use of our intellectual property by third parties or use of “Borqs” as a company name to conduct software or services business, may adversely affect our current and future revenues and our reputation.

In addition, the validity, enforceability, and scope of protection available under intellectual property laws concerning the mobile and Internet industries in China, where a significant part of our business and operations are located, are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient, ineffective, and hampered by corruption and local protectionism. Accordingly, the protection of intellectual property rights in China may not be as effective as in the United States or other countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope, and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and the diversion of resources and management attention, which could harm our business and competitive position.

We may also be required to enter into license agreements with certain third parties to use their intellectual property for our business operations. If such third parties fail to perform under these license agreements or if the agreements are terminated for any reason, our business and the results of our operations may be negatively impacted. Furthermore, if we are deemed to be using third parties’ intellectual property without due authorization, we may become subject to legal proceedings or sanctions, which may be time-consuming and costly to defend, divert management attention and resources or require us to enter into licensing agreements, which may not be available on commercial terms, or at all.

The international nature of our business exposes it to risks that could adversely affect our financial condition and the results of our operations.

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the British Virgin Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, India, and Brazil, with branch offices in Japan and South Korea. In addition, one of our growth strategies is to further expand our business in Europe and into the United States. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

●	significant currency fluctuations between the Renminbi and the U.S. dollar and other currencies in which we transact business;

●	Difficulty in identifying appropriate mobile chipset manufacturers, mobile device OEMs, mobile operators and/or joint venture partners, and establishing and maintaining good relationships with them;

●	Legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders, and the burden and expense of complying with the laws and regulations of various jurisdictions;

●	Potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

●	Adverse effect of inflation and increase in labor costs;

●	Current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

●	General global economic downturn;

●	For 2024, our revenues were 9.6% concentrated with one customer in the United States, and the financial status of this customer, together with the state of the U.S. economy, can greatly affect our business;

●	Unexpected changes in political environment and regulatory requirements; and

●	Terrorist attacks and other acts of violence or war.

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

We have experienced rapid growth since we commenced operations. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, improve our operational and financial systems and procedures and controls, and enlarge our financing resources. For example, we currently manage all of our human resources functions manually and expect that we will need to upgrade our current system as we continue to increase our headcount. We also need to expand, train, and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with mobile chipset manufacturers, mobile device OEMs, and mobile operators, as well as other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures, and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations, and prospects may be materially and adversely affected.

Due to intense competition for highly skilled personnel, we may fail to attract and retain qualified personnel to support our research and development operations; as a result, our ability to bid for and obtain new projects may be adversely affected and our net revenues could decline.

The mobile industry relies on the talents and efforts of highly skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop, retain, and motivate qualified personnel for all areas of our organization. Competition in our industry for qualified employees, especially technical employees, is intense, and our competitors directly target our employees from time to time. We have also experienced employees leaving us to start competing businesses or to join the in-house research and development teams of our customers. The loss of the technical knowledge and industry expertise of any of these individuals could seriously impede our success. Moreover, the loss of these individuals, particularly to a competitor, some of which are in a position to offer greater compensation, and any resulting loss of customers or trade secrets and technological expertise could further lead to a reduction in our market share and adversely affect our business. If we are required to increase the compensation payable to our qualified employees to compete with certain competitors with greater resources than we have or to discourage employees from leaving us to start competing businesses, our operating expenses will increase, which, in turn, will adversely affect our results or operations.

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

On December 31, 2022, the Company resolved that in order to comply fully with the requirements of the CFIUS Letter which involve multiple steps that the Company must adhere to, including: (i) Entering into a National Security Agreement with various departments of the US government with a plan that is effective, monitorable and verifiable to divest Borqs’ investment interests and rights in HHE; (ii) Selection of a trustee and entering into a Divestment Trust Agreement, and assigning the Company’s interest in HHE to the trustee; and, (iii) Selection of a nationally recognized investment bank as the exclusive agent for the divestment of HHE. Besides, the Group also resolved that as of December 31, 2022, terminates its control of HHE by (i) removal of all of the Group’s representatives from HHE’s Board of Directors, (ii) relinquishment of Class A Membership Unit voting rights, and (iii) reduction of the Group’s ownership of HHE from 51% down to 49% by assigning 2% of the ownership back to HHE. By taking the above actions, the Company no longer has a controlling interest in HHE and resulting in the deconsolidation of HHE as of December 31, 2022.

On March 16, 2023, the Company and HHE entered into a National Security Agreement (“NSA”) with the Department of Defense and the Department of the Treasury. The NSA provides that the divestment shall occur within six months unless extended by the U.S. Government. The NSA also contains standstill provisions which provide that the Company shall not acquire any additional ownership interest in HHE, merge with or into HHE, effect any changes to the rights held by the Company, except as necessary to effect its obligations under the NSA, or acquire or take possession of any assets of HHE. Further, upon the completion of the Divestment, the Company shall terminate or irrevocably waive any information, consent, board appointment, board observer, or other governance rights held by the Company, except for any rights that are determined by the U.S. Government to be necessary to effect the provisions of the NSA. The NSA outlines the steps to be taken concerning the Divestment: engaging a nationally recognized investment bank with experience in administering competitive sales and auction processes; assigning and hiring of security and monitoring personnel to directly communicate with the U.S. Government; removing all of Borqs’ administrative and technical influence over HHE; and creating a plan to divest all of Borqs’ investment interests and rights in HHE. Pursuant to the requirement of the NSA, Borqs has assigned its interests in HHE into a Divestment Trust according to a Divestment Trust Agreement (“DTA”) dated March 20, 2023 entered into between Borqs, HHE, and a trustee.

In May 2023, the Company engaged Cantor Fitzgerald & Co. (“Cantor Fitzgerald”) as its exclusive financial advisor concerning the divestment of the Company’s ownership in HHE.

The divestment of the Company’s ownership in Holu Hou Energy LLC has been completed as of March 6, 2024. The Company received a letter dated September 4, 2024, from the Department of the Treasury and the Department of Defense (the “CFIUS Monitoring Agencies” or “CMAs”) notifying the Company that the CMAs were satisfied that the Divestment required by the NSA had been effectuated and that the NSA was terminated.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, experience, customer relationships, and reputation of Pat Chan, our founder, chairman, and chief executive officer. We currently do not maintain key man life insurance for any of the senior members of our management team or other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executive and key employees in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

If any of our senior executives or key employees join a competitor or form a competing company, we may lose customers, know-how, and other key employees and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, join a competitor or form a competing company, we may lose customers, and our net revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such employees. All of our executives and key employees have entered into employment agreements with us that contain non-competition provisions, non-solicitation, and nondisclosure covenants. However, if any dispute arises between our executive officers or key employees and us, such non-competition, non-solicitation, and nondisclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties for the PRC legal system could harm us.”

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

We are subject to anti-corruption and anti-bribery laws in the United States, United Kingdom, China, and India that prohibit certain improper payments made directly or indirectly to government departments, agencies, and instrumentalities; officials of those government departments, agencies, and instrumentalities; political parties and their officials; candidates for political office; officials of public international organizations; persons acting on behalf of the foregoing; and commercial counterparties. These laws include the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, the PRC Criminal Law, the PRC Anti-Unfair Competition Law, the Indian Prevention of Corruption Act 1988, the Indian Penal Code, and anti-corruption laws in various Indian states.

We are engaged in business in a number of countries that are regarded as posing significant risks of corruption. Of particular note, we conduct operations, have agreements with state-controlled enterprises and other third parties, and make sales in the PRC, and we have research and development activities in India, each of which may be exposed to corruption risk. It is our policy to implement safeguards and procedures to prohibit these practices by our employees, officers, directors, or by third parties acting on our behalf. However, we cannot rule out the risk that any of our employees, officers, directors, or third parties acting on our behalf may engage in breaches of our policies or anti-corruption laws, for which we might be held responsible.

Allegations of violations of these anti-corruption and anti-bribery laws, and investigations into such allegations, could negatively affect our reputation, business, operating results, and financial condition. The violation of these laws may result in substantial monetary and even criminal sanctions, follow-on civil litigation (such as shareholder derivative suits), and monitoring of our compliance program by the United States or other governments, each of which could negatively affect our reputation, business, operating results, and financial condition. In addition, the United States or other governments may seek to hold us liable for violations of these laws committed by companies in which we invest or acquire.

Because our ordinary shares are quoted on the OTC, your ability to sell your shares in the secondary trading market may be limited.

As of the date of this filing, our ordinary shares are quoted on the OTC Markets Group, Inc.’s OTCQB Venture Market, and such market is currently the only trading market for BRQSF. We cannot assure that BRQSF will continue to trade on this market, whether broker-dealers will continue to provide public quotes of BRQSF on this market, whether the trading volume of BRQSF will be sufficient to provide for respective efficient trading markets or whether quotes for BRQSF will continue on this market in the future, which could result in significantly lower trading volumes and reduced liquidity for investors seeking to buy or sell BRQSF. As a result, prices for shares of BRQSF may be lower than might otherwise prevail if BRQSF were listed on a national securities exchange.

Global economic and political conditions may adversely impact our business, operating results and financial.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in credit and capital markets.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets.

Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits. These policies have adversely affected the global economy and financial markets, such as significant declines in the global stock markets. We believe that such tariffs would not have a material imminent impact on our business operations, but as relevant policies are rapidly evolving, it may be difficult to evaluate their potential future impacts. Geopolitical conflicts like this may also lead to volatility in financial markets, fluctuations in currency exchange rates, increased procurement costs and declines in trading prices of our ordinary shares. In extreme cases, such conflicts could result in economic downturns that materially and adversely impact our operations.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described herein.

We may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

We may, from time to time, be involved in future litigation in which substantial monetary damages are sought. Litigation claims may relate to intellectual property, contracts, employment, securities, and other matters arising out of the conduct of our current and past business activities. Any claims, whether with or without merit, could be time-consuming, expensive to defend, and could divert management’s attention and resources. We maintain insurance against some, but not all, of these potential claims, and the levels of insurance we do maintain may not be adequate to fully cover any and all losses. Nonetheless, the results of any future litigation or claims are inherently unpredictable, and such outcomes could have a material adverse effect on our results of operations, cash from operating activities, or financial condition.

If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are required to evaluate the effectiveness of disclosure controls and procedures and internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis; and a “significant deficiency” is less severe than a material weakness in that it is unlikely to have a material impact on financial statements but is important enough to merit attention by those responsible for oversight of the company’s financial reporting. Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2024. In the years ended December 31, 2024 and 2023, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management concluded that our internal control over financial reporting is not effective. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting by Section 404. Moreover, our internal control over financial reporting may not prevent or detect all errors and fraud. A control system, no matter how well it is designed and operated, cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

We believe that the Company’s financial reporting personnel possess significant US GAAP experience to be a valuable resource for us with respect to financial reporting work. We believe we have adequate personnel with knowledge and experience with US GAAP for the preparation of our annual report for the year 2024. Since December 2018 to May 2024, our Chairperson of the Audit Committee has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations. The Chairperson of the Audit Committee has been a member of the Washington State Board of Accountancy since the year 1989. However, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the market price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Our Business Operations and Doing Business in China

The Chinese government exerts substantial influence over how we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditure and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business operations and the industries we operate in may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government subdivisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that we are not able to substantially comply with any existing or newly adopted laws and regulations, our business operations may be materially adversely affected, and the value of our ordinary shares may significantly decrease.

The recent PRC government intervention into business activities by U.S.-listed Chinese companies may indicate an expansion of the PRC’s authority that could negatively impact our existing and future operations in Hong Kong and China.

Recently, the Chinese government announced that it would exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Under the new measures, China will improve the regulation of cross-border data flows and security, police illegal activity in the securities market and punish fraudulent securities issuances, market manipulation, and insider trading. China will also monitor sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly and financial technology regulation and, more recently, with the passage of the Data Security Law, how companies collect, store, process, and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

Borqs is incorporated under the laws of the British Virgin Islands, with our principal headquarters in Hong Kong. We are not a mainland Chinese firm, and we are not required to obtain permission from the government of the PRC to issue our ordinary shares to foreign investors. However, as a company with limited operations in Hong Kong and the PRC, and given the Chinese government’s significant oversight authority over the conduct of business in Hong Kong and the PRC, there is always a risk that the Chinese government may seek to affect operations of any company with any level of operations in mainland China or Hong Kong, including its ability to offer or continue to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties that we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence our current and future operations in Hong Kong and China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves.

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

All of our manufacturing operations are located in China. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies, and changes to the enforcement practice of such rules and policies can change quickly with little advance notice. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and materially and adversely affect our business and the results of our operations.

Uncertainties and quick changes in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares, and limit the legal protections available to us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations, and rules are not always uniform, and the enforcement of these laws, regulations, and rules involves uncertainties. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, could result in a material change in our operations and/or the value of our ordinary shares.

We cannot rule out the possibility that the PRC government will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license promptly, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on time or at all) that may have retroactive effects. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual property (including intellectual property), and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules, and regulations relating to foreign investment and how it may impact the viability of our current corporate structure, corporate governance, and our business operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the three existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises, or FIEs, established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms for five years. The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment, and the government generally will not expropriate foreign investment, except under certain special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on such a list. On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law, which came into effect on January 1, 2020, and further requires that FIEs and domestic enterprises be treated equally with respect to policy making and implementation.

In addition, the Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on December 27, 2021, and took effect on January 1, 2022. Furthermore, on December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding the security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance, and business operations.

The PRC Company Law (the “Company Law”), promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, was recently amended on December 29, 2023, and became effective on July 1, 2024. The Company Law provides new requirements for the time limit for the contribution of capital, the company’s organizational structure, corporate governance, and the rights and obligations of shareholders, which also apply to foreign investment enterprises in the PRC. Uncertainties exist with respect to the interpretation and implementation of the Company Law and how it may impact the viability of our current corporate structure, corporate governance, and business operations.

Under the Foreign Investment Law, “foreign investment” means any foreign investor’s direct or indirect investment in the PRC, including: (i) establishing FIEs in the PRC either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new project in the PRC either individually or jointly with other investors; and (iv) investing other means provided by laws, administrative regulations or State Council provisions. Although the Foreign Investment Law does not explicitly classify the contractual arrangements, as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through other means stipulated by laws or administrative regulations or other methods prescribed by the State Council without elaboration on the meaning of “other means.” However, the Implementing Regulations of the Foreign Investment Law still do not specify whether foreign investment includes contractual arrangements.

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

As of the date of annual report, we and our PRC subsidiaries, (1) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

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

The audit report included in our Form 20-F for the years ended December 31, 2022, 2023 and 2024, were issued by Yu Certified Public Accountant P.C. (“Yu CPA”), an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor.

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

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective, and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation, in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct a significant part of our business operations in China, and some of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

China’s economic, political, and social conditions, as well as changes in any government policies, laws, and regulations, could have a material adverse effect on our business.

A substantial portion of our operations are conducted in China, and a significant portion of our net revenues are derived from customers where the contracting entity is located in China. Accordingly, our business, financial condition, results of operations, prospects, and certain transactions we may undertake are subject, to a significant extent, to economic, political, and legal developments in China.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services and products depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services and products, which in turn could reduce our net revenues.

Although China’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws, and regulations could adversely affect the economy in China and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have, for the most part, had a positive effect on our business growth. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. China’s social and political conditions may also not be as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

In the year ended December 31, 2024, we derived about $11.1 million in revenue from customers located in India. In recent years, skirmishes occurred over the Sino-Indian border, and the relationship between the two countries has been in distress. Although there have been no official statements from either government that directly affect commercial activities between the two countries, tension may escalate in the future to hurt our businesses.

Due to social unrest in Hong Kong SAR throughout 2019, which also extended into 2020, China passed a new national security law for Hong Kong, which became effective on June 30, 2020. In reaction, the United States has imposed sanctions against Hong Kong’s chief executive and ten other senior officials. Although the U.S. sanctions so far do not implicate any commercial activities involving Hong Kong, it is an area of concern if more sanctions from the U.S. may impact our Company’s ability to maintain a sound business relationship with our customers in the U.S.

Uncertainties with respect to the PRC legal system could harm us.

Our operations in China are governed by PRC government laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions have limited precedential value. Borqs Beijing is generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises, and our other wholly owned subsidiaries in China may be subject to certain laws and regulations in connection with investments made by foreign-invested enterprises.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Moreover, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, including local government authorities, thus making strict compliance with all regulatory requirements impractical or, in some circumstances, impossible. Any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

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

On February 28, 2024, President Biden signed Executive Order 14117, which seeks to restrict access to bulk sensitive personal data and U.S. government-related data by “countries of concern,” including China. On October 16, 2023, the Commerce Department’s Bureau of Industry and Security, or BIS, issued an interim final rule, “Implementation of Additional Export Controls: Certain Advanced Computing Items; Supercomputer and Semiconductor End Use; Updates and Corrections”. BIS sought comments in relation to “infrastructure as a service”, or IaaS, to address access by Chinese customers to IaaS to develop dual-use AI foundation models with potential capabilities of concern.

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

We face uncertainties concerning the reporting and consequences of private equity financing transactions, share exchange, or other transactions involving the transfer of our ordinary shares by investors that are non-PRC resident enterprises or the sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and other non-resident enterprises in our group may be subject to filing obligations or being taxed if we and other non-resident enterprises affiliated with us are transferors in such transactions and may be subject to withholding obligations if we and other non-resident enterprises affiliated with us are transferees in such transactions, under Public Notice 7 and Announcement 37. For the transfer of shares in us by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Public Notice 7 and Announcement 37. As a result, we may be required to expend valuable resources to comply with Public Notice 7 and Announcement 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars or to establish that we and other non-resident enterprises affiliated with us should not be taxed under these circulars. The PRC tax authorities have the discretion under Public Notice 7 and Announcement 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Public Notice 7 and Announcement 37, our income tax costs associated with such transactions will be increased if we are a transferee of such transactions, which may hurt our financial condition and results of operations. Heightened scrutiny over acquisition transactions by the PRC tax authorities may also hurt potential acquisitions we may pursue in the future.

We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong Subsidiary.

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company to a foreign parent company are subject to a withholding tax rate of 10.0% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion concerning Taxes on Income or the Hong Kong Tax Treaty, which became effective on August 21, 2006, a company incorporated in Hong Kong, such as Borqs Hong Kong, will be subject to withholding income tax at a rate of 5% on dividends it receives from our PRC subsidiary if it holds a 25.0% or more interest in that particular PRC subsidiary at all times within the 12 months immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. In February 2018, the SAT issued the Announcement on Issues Relating to Beneficial Owners under Tax Treaties, or the SAT Announcement 9, which became effective from April 1, 2018 and supersedes the Notice on Interpretation and Determination of Beneficial Owners under Tax Treaties issued by the SAT on October 27, 2009 (or the Circular 601) and the Announcement Regarding Recognition of Beneficial Owners under Tax Treaties released by the SAT on June 29, 2012 (or the Announcement 30). Under Announcement 9, applicants who intend to prove their status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements and the SAT Announcement 9. “Beneficial Owners” are residents who have ownership and the right to dispose of the income or the rights and properties giving rise to the income. These rules also set forth certain adverse factors against the recognition of a “Beneficial Owner”, such as not carrying out substantive business activities. Whether a non-resident enterprise may obtain tax benefits under the relevant tax treaty will be subject to the approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. SAT Announcement 9 further provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information.

In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities.

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

We are an offshore holding company with operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our subsidiaries in China. Any loans to our subsidiaries in China, which are treated as foreign-invested enterprises under PRC laws, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. According to the PRC regulations on foreign-invested enterprises in China, capital contributions to the PRC subsidiaries are subject to the requirement of making necessary filings or reports in the Foreign Investment Comprehensive Management Information System and registration with a local bank authorized by SAFE. Any medium or long-term loan to be provided by us to our consolidated affiliated entities must be filed with the National Development and Reform Commission and recorded by SAFE or its local branches through the online filing system of SAFE pursuant to applicable PRC regulations.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or filings or obtain the necessary government approvals on a timely basis, if at all, for future loans by us to our PRC subsidiaries or concerning future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our securities offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.

The PRC government imposes controls on the conversion of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive part of our revenue in Renminbi. Under our current corporate structure, our British Virgin Islands holding company primarily relies on dividend payments from our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, accumulated after-tax profits generated from the operations of Borqs Beijing in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain approval from SAFE to use cash generated from the operations of our PRC subsidiaries to pay off any debt in a currency other than Renminbi owed to entities outside China or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may, at our discretion, restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuations in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. Dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. Dollar, and the RMB appreciated more than 20.0% against the U.S. Dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. Dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. Dollar. Since June 2010, the Renminbi has fluctuated against the U.S. Dollar, at times significantly and unpredictably, and in recent months, the RMB has depreciated significantly against the U.S. Dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future.

Approximately half of our revenues and costs are denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings, financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that it needs to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into RMB, as RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares. Furthermore, a significant depreciation of the RMB against the U.S. dollar may have a material adverse impact on our cash flow in the event we need to convert our RMB into U.S. dollars to repay our U.S. dollar-denominated payment obligations.

PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on October 26, 2005, or Circular 75, requiring PRC residents, including PRC resident individuals and PRC companies, to register with the local SAFE branch before establishing or controlling any company outside of China for capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an “offshore special purpose vehicle.” The PRC resident individuals include not only PRC citizens but also foreign natural persons who habitually reside in China due to economic interests. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, on July 4, 2014, which replaced the Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Under Circular 37, a PRC resident who is a foreign nature person is not required to complete the registration if he/she uses assets outside China or equity interests in offshore entities to special purpose vehicles. The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights, or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes concerning the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes concerning the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Circular 13, which became effective on June 1, 2015. Per Circular 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under Circular 37, with qualified banks instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

We requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of Circular 37 and Circular 13 and to register with the local SAFE branch as required under Circular 37 and Circular 13 as applicable. As of the date of this report, we are aware that a few of our natural person shareholders who are not PRC citizens may otherwise be deemed as PRC residents under the definitions under the SAFE regulations, but we are not aware that any of them uses assets inside China or equity interest in PRC companies to invest in the Company. Before the issuance of Circular 37, we had attempted to submit applications to the Beijing branch of SAFE for such individual shareholders under Circular 75, but those applications were not accepted by the Beijing branch of SAFE because those individuals are not PRC citizens. After Circular 37 became effective, we understand these individuals are not required to conduct the registrations since they do not use assets within China or equity interests in PRC companies to invest in the Company. We cannot assure you, however, that the SAFE’s opinion will be the same as our opinion and that all of these individuals can complete required filings or updates promptly or at all in the event that these individuals are required to conduct the filings. Besides, we have issued and may in the future issue shares to certain PRC citizens for the acquisition of other companies, and we have or will request them to register with the local SAFE branch as required under Circular 37 and Circular 13.

We cannot assure, however, that all of these individuals can complete required filings or updates in a timely manner, or at all. Furthermore, as there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how these regulations, and any further regulations concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the relevant government authorities. We cannot assure that we currently are, and we will in the future continue to be, fully informed of identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by Circular 37 and Circular 13 or other related rules on time. Any failure or inability by any of our shareholders or beneficial owners who are PRC residents to comply with SAFE regulations may subject them to fines or other legal sanctions, such as potential liability for our PRC subsidiaries and, in some instances, for their legal representatives and other liable individuals, as well as restrictions on our ability to contribute additional capital into our PRC subsidiaries or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-denominated loans from our offshore holding companies. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly Listed Companies issued by SAFE in March 2007. Under these rules, PRC residents who participate in stock incentive plans in an overseas publicly listed company are required to register with SAFE or our local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of our participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests, and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent, or the overseas entrusted institution, or other material changes.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in the Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. According to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. In addition, SAFE Circular 37 stipulates that PRC residents who participate in a share incentive plan of an overseas non-publicly listed special purpose company may register with SAFE or its local branches before they obtain the incentive shares or exercise the share options. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are or will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on their ability to exercise their share options or remit proceeds gained from the sale of their shares into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under PRC law.

PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but it cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertakings if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would, as such, be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation, and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and business operations.

The Ministry of Commerce (“MOFCOM”) published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. A draft Foreign Investment Law drafted by the MOFCOM and the National Development and Reform Commission, or the NDRC, has been included in the list of draft laws submitted to the Standing Committee of the National People’s Congress for deliberation under the 2018 Legislation Plan of the State Council. However, it is uncertain when the draft would be signed into law and whether the draft version submitted for deliberation or the final version would have any substantial changes from the draft version published by the MOFCOM. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance, and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise or a FIE. According to the definition outlined in the draft Foreign Investment Law, FIEs refer to enterprises established in China under PRC law that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides those entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through contract or trust, for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” outlined in a “negative list” to be separately issued by the State Council later. If a FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the Ministry of Commerce before being established. A FIE is prohibited from conducting business in an industry subject to foreign investment “prohibitions” in the “negative list”. However, a FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs, and any operation in the industry category on the “negative list” without market entry clearance may be considered illegal.

The draft Foreign Investment Law has not taken a position on what actions shall be taken for the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the telecommunication business, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as the Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact on our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs.

Aside from the investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report quarterly. Any company found to be non-compliant with this information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The enforcement of the labor laws and other labor-related regulations in the PRC may adversely affect our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008, and was revised on December 28, 2012, and became effective on July 1, 2013. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the Labor Contract Law. Among other things, it is required that annual leave ranging from five to 15 days be made available to employees and that the employee be compensated for any untaken annual leave days in the amount of three times the employee’s daily salary, subject to certain exceptions. As a result of these regulations designed to enhance labor protection and increase labor costs in China, our labor costs have increased. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and the results of our operations may be adversely affected.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds, and other welfare-oriented payment obligations. Our failure to make contributions to various employee benefit plans and to comply with applicable PRC labor-related laws may subject us to late payment penalties. If we are subject to such penalties about the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Our PRC subsidiaries generally execute legal documents with corporate chops. One or more of our corporate chops may be used to, among other things, execute commercial sales or purchase contracts, procurement contracts and office leases, open bank accounts, issue checks, and to issue invoices. We believe that it has sufficient controls in place over access to and use of the chops. Our chops, or chops, including the chops at headquarters level and of each PRC subsidiary, are kept securely at our legal department under the direction of the executive officers at the vice president level or higher. Use of chops requires proper approval in accordance with our internal control procedures. The custodian at our legal department also maintains a log to keep a detailed record or each use of the chops.

However, we cannot assure you that unauthorized access to or use of those chops can be prevented. Our designated employees who hold the corporate chops could abuse their authority by, for example, binding us to contracts against our interests or intentions, which could result in economic harm, disruption or our operations, or other damage to them as a result of any contractual obligations or resulting disputes that might arise. If the party contracting with us asserted that we did not act in good faith under such circumstances, then we could incur costs to nullify such contracts. Such corporate or legal action could involve significant time and resources while distracting management from our operations. In addition, we may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

If a designated employee uses a chop in an effort to obtain control over one or more of our PRC subsidiaries, we would need to take legal action to seek the return of the applicable chop(s), apply for a new chop(s) with the relevant authorities or otherwise seek legal redress for the violation of their duties. During any period where we lose effective control of the corporate activities of one or more of our PRC subsidiaries as a result of such misuse or misappropriation, the business activities of the affected entity could be disrupted, and we could lose the economic benefits of that aspect of our business. To the extent those chops are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised, and the operations of those entities could be significantly and adversely impacted.

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

If any of the analysts who elect to cover us downgrade our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our ordinary shares’ price or trading volume to decline and our ordinary shares to be less liquid.

Future equity issuances could result in dilution, which could cause our ordinary shares price to decline.

We are generally not restricted from issuing additional ordinary shares, and there is no limit to the number of ordinary shares that we are authorized to issue by our memorandum and articles of association. We may issue additional ordinary shares in the future under current or future equity compensation plans, upon conversions of preferred shares or debt, upon exercise of warrants, or in connection with future acquisitions or financing. If we choose to raise capital by selling our ordinary shares for any reason, the issuance would have a dilutive effect on the holders of our ordinary shares and could have a material negative effect on the market price of our ordinary shares.

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

Our board also has the power, without shareholder approval, to set the terms of any series of preferred shares that may be issued, including voting rights, dividend rights, and preferences over our ordinary shares concerning dividends or in the event of dissolution, liquidation, or winding up, and other terms. If we issue preferred shares in the future that have preference over our ordinary shares with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our ordinary shares, the rights of the holders of our ordinary shares or the market price of our ordinary shares could be adversely affected. In addition, the ability of our Board to issue preferred shares without any action on the part of our shareholders may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

We have not decided as to whether we would be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our preceding taxable year, nor can we assure you that we will not be a PFIC for our current taxable year or any future taxable year. A foreign (non-U.S) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Depending on the amount of cash or cash equivalents we currently hold, which are generally treated as passive assets, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Taxation – General”) held an ordinary share or warrant, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more information, see “Taxation – U.S. Federal Income Taxation – U.S. Holders – Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

Overview

Borqs Technologies, Inc. (formerly known as “Pacific Special Acquisition Corp.”, and hereinafter referred to as the “Company” “Borqs Technologies”, “Borqs” or “we”) was incorporated in the British Virgin Islands on July 1, 2015. The Company was formed to acquire, engage in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

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

We have employees i) with the majority of them in Bangalore, India, engaged in software engineering in the mobile communication industry, and ii in Beijing, China, engaged in hardware supply chain management and manufacturing. Our parent company is in the British Virgin Islands, and our agent in the BVI is Kingston Chambers, and their address is P.O. Box 173, Road Town, Tortola, British Virgin Islands.

We are a global provider in software, development services, and products providing customizable, differentiated, and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs, and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications. We acquired 51% ownership in HHE on October 19, 2021, which designs and commercializes solar power and energy storage solutions to residential and commercial customers in the United States. As of March 6, 2024, the Company has completed the sale of its ownership in HHE.

Our Connected Solutions business unit (the “Connected Solutions BU”) works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches, and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices.

In the years ended December 31, 2022, 2023 and 2024, Borqs generated 61.7%, 42.1% and 49.4% of its Connected Solutions BU revenues from customers headquartered outside of China and 38.3%, 57.9% and 50.6% from customers headquartered in China.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2024, 261 out of the 303 employees and contractors were technical professionals dedicated to platform research and development and product specific customization in India and China.

The following customers accounted for near 10% or more of our total revenues for the years indicated:

2024	Metro (Suzhou) Technologies Co Ltd	50.6%
	M-KOPA Kenya Limited	21.0%

2023	Metro (Suzhou) Technologies Co Ltd	57.8%
	ECOM Instruments	19.9%
	GreatCall, Inc.	12.7%

2022	Metro (Suzhou) Technologies Co Ltd	38.3%
	GreatCall, Inc.	25.4%
	ECOM Instruments	17.9%

History and Development of the Company

Corporate Organizational Chart

The following diagram illustrates our current corporate structure and the place of formation, ownership interest, and affiliation of each of our subsidiaries and unconsolidated minority interests in certain entities as of the date of this report.

Borqs Entities Including Wholly-Owned Subsidiaries and Consolidated Affiliated Entities

●	Borqs Technologies, Inc. (BRQS) – the BVI parent holding company and the listing company.

●	Borqs International Hold Corp (BHolding) – the Cayman Island holding company that was the parent company prior to our listing on NASDAQ in August 2017.

●	Borqs Capital, Inc. – a British Virgin Islands company that is responsible for U.S. investments.

●	Borqs Technologies USA, Inc. (BTUSA) – a US entity responsible for commercial contracts with customers that require a US entity for contractual basis.

●	Borqs Technologies (HK) Limited (BTHK）– a Hong Kong entity responsible for signing commercial contracts that do not use Chinese RMB or Indian Rupee. This entity is currently idle.

●	Borqs Hong Kong Limited (BHK) – a Hong Kong entity that holds 60% of the shares of Borqs Technologies Ltd (BTCHN), holds 60% of the shares of Borqs KK (BKK), and holds 100% of Borqs Chongqing Ltd (BCQ) and 100% of Borqs Beijing Ltd (BBJ). This entity signs a majority of our commercial contracts with international customers.

●	Borqs Software Solutions Private Ltd (BIN) – an Indian entity responsible for our software engineering R&D and for signing commercial contracts that require the Indian Rupee currency.

●	Borqs Beijing Ltd. (BBJ) – a wholly foreign-owned enterprise, a “WFOE” as it is called, in China. This entity is responsible for general administration and hardware R&D purposes.

●	Borqs Chongqing Ltd. (BCQ) – a wholly owned foreign enterprise in China that is a holding company for Beijing Big Cloud Century Technology Ltd, and it is responsible for the purchasing and management of the component supplies for the manufacturing of our products.

●	Beijing Big Cloud Century Technology Ltd. (BC-Tech) – an entity in China and is a holding company for Beijing Big Cloud Network Technology Co. Ltd and Beijing Borqs Software Technology Co. Ltd.

●	Beijing Borqs Software Technology Co. Ltd. (BSW) – an entity in China that is responsible for our software R&D.

●	Beijing Big Cloud Network Technology Co. Ltd (BC-NW) – an entity in China that was formerly the holding company of our VIE entities engaged in the business of mobile virtual network operator (“MVNO”). The VIE entities and the MVNO business were sold as of October 2020.

●	Borqs Technologies Ltd. (BTCHN) – a Sino-foreign entity in China for setting up a manufacturing facility in Huzhou, China, and is a holding company for Borqs Huzhou Ltd (BHZ).

●	Borqs Huzhou Ltd. (BHZ) – an entity in China responsible for the operations of our hardware manufacturing activities in Huzhou, China.

We have dedicated significant resources to research and development and have research and development centers in Bangalore, India, and Beijing, China. As of December 31, 2024, out of our total employed headcount of 303 employees and contractors, 261 were technical professionals dedicated to platform research and development and product-specific customization.

For additional information, see Note 1 in our consolidated financial statements.

Business Units

We had two business units (“BU”), Connected Solutions and Solar Power before the deconsolidation of HHE. And we have only one BU, Connected Solutions as of December 31, 2024.

The Connected Solutions BU develops wireless smart connected devices and cloud solutions. Borqs provides Connected Solutions’ customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform consists of three major components: the latest commercial grade Android software that works with particular mobile chipsets, functionality enhancements of the open source Android software, and mobile operator required services. Based on the BorqsWare Client Software platform, customers may require Borqs to provide further customization based on their specific market needs. The BorqsWare Client Software platform has been used in Android phones, tablets, watches, and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices. The BorqsWare Server Software provides software necessary for upgrades, charging, and various APIs that enhance the customers’ services. Based on BorqsWare Server Software service platform, customers may require us to provide further customization based on their specific needs.

The Solar Power BU, HHE of which we acquired 51% ownership in October 2021, is a Delaware limited liability company that brings state-of-the-art energy storage systems to both residential and commercial markets. With operations in Hawaii, Wisconsin, and California, HHE designs and develops proprietary storage systems and software and control platform solutions. The HHE team is made up of renewable energy industry veterans, engineering and deploying energy storage systems that enable greater energy independence.

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

On March 16, 2023, the Company and HHE entered into a National Security Agreement (“NSA”) with the Department of Defense and the Department of Treasury. The NSA provides that the divestment shall occur within six months unless extended by the U.S. Government. The NSA also contains standstill provisions which provide that the Company shall not acquire any additional ownership interest in HHE, merge with or into HHE, affect any changes to the rights held by the Company, except as necessary to affect its obligations under the NSA, or acquire or take possession of any assets of HHE. Further, upon the completion of the Divestment, the Company shall terminate or irrevocably waive any information, consent, board appointment, board observer, or other governance rights held by the Company, except for any rights that are determined by the U.S. Government to be necessary to affect the provisions of the NSA. The NSA outlines the steps to be taken concerning the Divestment: engaging a nationally recognized investment bank with experience in administering competitive sales and auction processes; assigning and hiring of security and monitoring personnel to directly communicate with the U.S. Government; removing all of Borqs’ administrative and technical influence over HHE; and creating a plan to divest all of Borqs’ investment interests and rights in HHE. Under the requirement of the NSA, Borqs has assigned its interests in HHE into a Divestment Trust according to a Divestment Trust Agreement (“DTA”) dated March 20, 2023, entered into between Borqs, HHE, and a trustee.

As discussed above, the Solar Power BU, a separate segment was deconsolidated on December 31, 2022, and reclassified as held for sale as of December 31, 2022, for the carrying amounts will be recovered principally through a sale and revenues and expenses related to HHE have been reclassified in the accompanying consolidated financial statements as discontinued operations for fiscal 2022.

As of March 6, 2024, the Company completed the sale of its ownership in HHE.

Connected Solutions BU

The Connected Solutions BU helps customers design, develop and realize the commercialization of their connected devices.

Ideation & Design — Based on customer requirements on the type of connected device the customer want to have, we can help customers design the product ID and user interface. We have the design engineering to provide 2D/3D rendering. The Company can provide a physical mockup with different colors, materials and finishes so the customer can hold and “feel” the mockup before finalizing the product ID.

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

Product Realization — Some customers have limited hardware design capabilities. The Company has a strong hardware research and development team to help customers to design the hardware, including the PCBA design and mechanical design. The Company can also provide turn-key services to help customers handle the manufacturing logistics (including supply chain and EMS management) to manufacture the product. The Company has the experiences and resources to manage the factory supply chain, quality control, and other manufacturing logistics.

Our Connected Solutions business unit works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches, and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices.

The Connected Solutions BU has a global customer base covering the core parts of the Android platform value chain, including mobile chipset manufacturers, mobile device OEMs and mobile operators.

Solar Power BU

We acquired a 51% controlling interest in HHE as of October 19, 2021. HHE develops and commercializes solar power systems that consist of solar modules, including solar panels and electrical components, controllers, inverters, and lithium-based battery modules associated with the solar modules so as to provide total independent energy solutions to our residential and commercial customers.

 HHE designs, develops, integrates and installs solar power systems for the residential and commercial customers. The financial results of HHE from the date of acquisition up to December 31, 2021, were consolidated into Borqs’ financial statements. HHE recognizes revenues when the solar power projects are fully completed. During the period of consolidation, no solar power projects were completed, and consequently, no revenues from HHE were recognized. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue.

HHE was deconsolidated on December 31, 2022. Assets and liabilities related to HHE, which the Group acquired in October 2021, were reclassified as held for sale as of December 31, 2022, and revenues and expenses related to Solar Energy segment were reclassified as discontinued operations for all periods presented.

As of March 6, 2024, the Company has completed the sale of its ownership in HHE.

Customers

The Company’s primary customers are mobile chipset manufacturers, mobile device OEMs, and mobile operators. For the year ended December 31, 2024, Metro (Suzhou) Technologies Co Ltd and M-KOPA Kenya Limited accounted for 50.6% and 20.1% of our net revenues, respectively. For the year ended December 31, 2023, Metro (Suzhou) Technologies Co Ltd ECOM Instruments, and GreatCall, Inc accounted for 57.8%, 19.9%, and 12.7% of our net revenues, respectively. For the year ended December 31, 2022, Metro (Suzhou) Technologies Co Ltd, GreatCall, Inc., and ECOM Instruments accounted for 38.3%, 25.4%, and 17.9% of our net revenues, respectively.

The Connected Solutions BU designs chipsets and related software for mobile connected devices. The Company outsources the manufacturing of connected devices to third-party factories. The Company sources components and raw materials from suppliers mainly in Asia and consigns such components and raw materials to other factories to manufacture and assemble. The Company serves as an original design manufacturer (ODM) of the products for its customers. The Company sells the final products to its commercial customers. The Company’s commercial customers are responsible for marketing and retail distribution.

Research and Development

The Company has dedicated significant resources to research and development, with research and development centers in Bangalore, India, and Beijing, China. As of December 31, 2024, 261 of our 303 employees and contractors were technical professionals dedicated to platform research and development and product-specific customization. Technical professionals have diverse backgrounds and experience gained through employment with leading mobile chipset designers and manufacturers, mobile device OEMs, internet content providers and other software and hardware enterprises, and also solar energy usage, storage, load balancing and system controlling software systems.

The Company’s research and development centers work together to develop core proprietary software, and each center focuses on project-specific implementation related to specific hardware platforms and customer specifications. The company’s technical professionals are divided into two core groups, one focused on our Android+ software platform solutions and one focused on our Android+ service platform solutions. Each group is further divided into sub-groups for platform development, system engineering and architecture, low-level software development, high-level application development, program management, system testing and verification, and software configuration management.

Our current research and development efforts are focused on developing the BorqsWare software and service platform solutions to improve and enhance the following aspects of the Android platform:

●	stability and reliability;

●	performance and power management;

●	Android platform integration with various kinds of chipsets;

●	usability, input mechanism, and display mechanism;

●	security and anti-hacking of applications;

●	in-country localization;

●	automated cross-application software testing;

●	radio network specific functionality, such as FDD-LTE and TD-LTE; and

●	mobile operator end-to-end services; and integration of mobile Internet services with traditional telecommunication services, such as integration of instant messaging with short messaging.

A typical research and development project is staffed with members of the sales team, a research and development team comprised of a project manager, a platform development team, a customer development team, and a system testing team, as well as finance personnel. At the beginning of a project, a member of the sales team will work with a project manager to simultaneously track research and development and commercial milestones. The project manager is responsible for ensuring the research and development milestones are achieved in a timely manner, including system testing, and a member of the sales team is responsible for tracking sales milestones. Finance personnel review each invoice and determine the appropriate accounting treatment under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). A typical research and development project takes between six to nine months to complete. In general, a significant portion of each research and development project consists of existing Android platform software and service solutions while incorporating necessary customizations for a particular customer.

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

The Company has been granted 133 patents in China and 8 patents in the United States as of December 31, 2024. The Company also has 98 software copyrights and 12 trademarks registered in China. In addition, the Company has registered its domain name with various domain name registration services.

Competition

The Company believes that the marketplace for connected devices is highly fragmented but that few are capable of providing an end-to-end solution with software, hardware, and product realization. The solar industry is anchored with several large companies, while many small companies across the U.S. also provide customized installations.

The market for connected devices and solar solutions is rapidly evolving, and in the future, the Company may not be able to compete successfully against current and potential competitors. The Company expects competition to intensify as new competitors enter the market and as existing competitors attempt to diversify and expand their software and service solutions offerings. The primary competitors for the Company include traditional hardware-centric OEMs and software development companies.

●	The traditional OEMs are strong in hardware design and own factories, but they are very weak in software development as well as not familiar with operator and mobile chipset requirements;

●	The large software development companies have sizable software teams and global coverage, but they are very weak in hardware design and manufacturing expertise;

●	Some of the Company’s competitors have significantly greater financial, technical, marketing, sales, and other resources and significantly greater name recognition than we have.

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

Strong software capabilities across core parts of the Android platform value chain drive a full suite of BorqsWare software and services platform solutions and a significant time-to-market advantage for customers.

The Company has focused on building its innovative technology platform to serve customers across the core parts of the Android platform value chain. We believe the Company was the first to develop commercial-grade software to support video telephony for Android. In collaboration with China Mobile, the Company developed the base chipset software to deploy Android-based mobile devices to support China Mobile’s TD-SCDMA network.

Unique technologies in our subsidiary’s solar solution, particularly in the battery management system provide a comparative advantage for our solar energy plus storage systems.

Our proprietary software and battery management system enables a reduction in hardware costs as compared to other systems with similar power output levels, especially for multiple-unit residential applications.

Global customer base and extensive industry relationships.

The Company had more than 50 customers as of December 31, 2024, including some of the world’s leading companies in the mobile industry. Its diversified customer base includes mobile chipset manufacturers, mobile device original equipment manufacturers (“OEMs”), and mobile operators. Through 2021, the Company has collaborated with more than six mobile chipset manufacturers (including Intel, Qualcomm, Marvell) and 29 connected device OEMs (including LGE, Micromax, Acer, Motorola and Vizio) to commercially launch Android-based devices in 11 countries, and more than 18 million mobile devices sold worldwide have BorqsWare software platform solutions embedded. Our products have been deployed by more than 10 service providers (including AT&T, China Mobile, Claro, Orange, Reliance Jio, Sprint, Verizon) on five continents.

Significant resources dedicated to research and development; Patents.

The Company dedicated significant financial and human resources to research and development needed to build a full suite of connected device software and service platform solutions to address evolving customer needs across the core parts of the Android platform value chain.

Government Regulation

The Company’s operations are subject to extensive and complex state, provincial, and local laws, rules, and regulations. The PRC government restricts or imposes conditions on foreign investment in the telecommunications business. Borqs International Holding Corp and its PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment-related laws. As a result, they are subject to PRC legal restrictions on or conditions for foreign ownership of telecommunication businesses.

Employees

As of December 31, 2024, we had 303 employees and contractors worldwide including 234 in India, 69 in China and Hong Kong, and 0 international employees. None of our employees are represented by a labor union. Out of our total headcount, 261 are engineers and technical staff engaged in R&D and design work.

The Company pays most of its employees a base salary and performance-based bonuses, including annual incentive bonuses and project-based bonuses. It pays commissions to sales personnel. Employees are also eligible to participate in the Company’s stock incentive program.

The Company is required under PRC laws and regulations to participate in a government-mandated, defined benefit plan for its full-time employees, under which we provide social welfare benefits, such as pension, medical care, unemployment insurance, work-related injury insurance, maternity insurance, and employee housing fund. The Company employees are not covered by any collective bargaining agreement. The Company believes it has good relations with its employees.

The Company uses a variety of methods to recruit technical professionals to ensure that it has sufficient research and development and other expertise on an ongoing basis, including the company website, an external online recruiting website, targeted technical forums, campus recruitment at leading technical universities and institutions, job fairs and internal referrals from current employees.

The Company offers training programs to its employees covering professional training such as training related to customer service and product management, and technical training such as training related to telephony and project management. The Company holds periodic workshops to enhance the leadership skills of management personnel.

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

Segments

As of December 31, 2024, we operate in one reportable segment, which is the Connected Solutions. See Note 2, Segment Reporting, of our notes to consolidated financial statements.

Geographic Concentration

The following table sets forth the Company’s connected solutions net revenues from customers, in absolute amount and as a percentage of net revenues, based on location of the customer’s headquarters.

	For the years ended December 31,
	2022		2023		2024
	$	%	$	%	$	%
	($’000)
United States	13,454	32.7%	4,136	20.1%	3,948	14.2%
China	15,787	38.3%	11,891	57.9%	14,025	50.6%
Rest of the World	11,962	29.0%	4,540	22.0%	9,740	35.2%
Net Revenues	41,203	100.0%	20,567	100.0%	27,713	100.0%

The Company’s connected solutions net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs.

Recent Developments

Convertible Notes Sold

The Company sold $1.5 million of convertible notes and accompanying warrants to an Australian institutional investor in August 2023.  With part of the proceeds from the divestment of HHE which was completed as of March 1, 2024, the Company repurchased the $1.5 million convertible notes and unexercised warrants from the investor as of March 9, 2024.

The Company sold convertible notes on May 25, 2022, to institutional and individual investors for $16 million (the “May 25 Notes”). The notes are due in two years, have an annual interest rate of 10%, convertible into ordinary shares of Borqs at $5.319 per share (post reverse split adjusted) and has 100% warrant coverage with the warrants exercisable for cash or cashless at the closing bid price of 2 days prior to exercising but not less than $4.92 per share (post reverse split adjusted).

As of December 31, 2024, all convertible notes and warrants the Company previously sold to investors had been converted, exercised, or repurchased by the Company, and there were no convertible notes or warrants outstanding.

April 2025 Share Purchase Agreement

On November 11, 2024, the Company announced that Sasken, a leading global product engineering and digital transformation services company based in India, signed a Letter of Intent with the Company to acquire the Group’s certain hardware and software services business. On April 8, 2025, the Company signed the SPA with Sasken Design Solutions Pte. Ltd, a wholly owned subsidiary of Sasken. The SPA provided for Sasken’s acquisition of the Company’s core business through the purchase of BORQS International Holding Corp, the Company’s wholly owned subsidiary. The transactions contemplated by the Sale were consummated on April 9, 2025. Included in the Sale are all of the Company’s embedded software design and customized hardware manufacturing of products for the IoT activities, customer contracts, technology licenses, intellectual property, employment agreements with key personnel and assets required for the Company’s operations. Sasken agreed to pay the Company an aggregate purchase price of $40 million, subject to adjustments for working capital and certain earnout payments linked to performance in 2025. As such, for the years ended December 31, 2023 and 2024, the Group classified related assets and liabilities as held for sale and reported in discontinued operation for the years ended December 31, 2022, 2023, and 2024.

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

References in this Annual Report to “we,” “us,” or the “Company” refer to Borqs Technologies, Inc. References to our “management” or our “management team” refer to our officers and directors. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this Annual Report including, without limitation, statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance, or results to differ materially from the events, performance, and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of this Annual Report. The Company’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Borqs Technologies, Inc. (“we”, “the Company” or “Borqs”) is a company focused on software, development services, and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial-grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications. In recent years, we have been awarded significant business contracts from global customers. Particularly, significant contracts from Qualcomm were awarded to us in 2021, 2022 and also in 2023.

Pursuant to the Company’s acquisition of Borqs International Holding Corp (“Borqs International”) by way of merger, which was completed on August 18, 2017, Borqs International became a wholly-owned subsidiary of the Company, with the Company adopting the business of Borqs International and its consolidated subsidiaries going forward and reporting the historical consolidated financial statements of Borqs International on future SEC filings as those of the Company, which was renamed Borqs Technologies, Inc.

Our Connected Solutions business unit works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. We provide Connected Solutions customers with customized, integrated, commercial-grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches, and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices.

In the years ended December 31, 2022, 2023, and 2024, Borqs generated 61.7%, 42.1%, and 49.4% of its Connected Solutions BU revenues from customers headquartered outside of China and 38.3%, 57.9% and 50.6% from customers headquartered in China.

We acquired 51% ownership of HHE on October 19, 2021. HHE designs, develops, integrates and installs solar power systems to residential and commercial customers including solar panels and lithium battery-based energy storage systems. As mandated by CFIUS, we had completely divested our ownership of HHE on March 6, 2024.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2024, 261 of our 303 employees and contractors were technical professionals dedicated to platform research and development and product specific customization.

We have experienced volatile business cycles since our inception in 2007. Net revenues from continuing operations of the Connected Solutions BU increased from $75.1 million in 2015 to $85.4 million in 2016, to $122.2 million in 2017, to $128.4 million in 2018, but scaled back to $98.9 million in 2019. Our operations were significantly affected by the COVID-19 pandemic in 2020 and recorded only $26.8 million in revenues for the year 2020. We grew back to $29.6 million, $52.5 million, and $32.0 million in revenues for the year 2021, 2022, and 2023, respectively. We recorded a net loss of $12.8 million in 2017, which included non-cash merger-related costs of $14.5 million. In the year 2018 we incurred a net loss of $72.0 million which included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018 due to uncertainty in collectability, non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses. In the year 2020, we incurred a net loss of $34.8 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, non-recurring penalties of $1.1 million, share-based compensation expense of $20.0 million and contingency loss of $3.1 million and allowance for doubtful accounts of $4.4 million, offset by gain on disposal of Yuantel of $10.1 million. In the year 2021, we incurred a net loss of $56.6 million which included professional fees of $2.1 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $9.9 million, share-based compensation expense of $17.5 million and impairment loss of $1.3 million and loss on debt settlement of $17.2 million, offset by reversal of contingency loss of $3.3 million and gain on debt forgiveness of $2.1 million. In the year 2022, we incurred a net loss of $38.9 million, consisted of loss from continuing operation of $29.7 million and loss from discontinued operation of $9.2 million. For the loss from continued operation, which included professional fees of $1.3 million, salaries and welfare of $4.1 million, interest expense related to debt discount of $11.4 million, share-based compensation expense of $3.3 million. In the year 2023, we incurred a net loss of $26.9 million, which consisted of loss from continuing operations of $28.2 million and income from discontinued operations of $1.3 million. For the loss from continued operation, which included professional fees of $2.4 million, salaries and welfare of $4.5 million, interest expense related to debt discount of $0.7 million, share-based compensation expense of $7.8 million. In the year 2024, we generate a net income of $17.3 million, consisting of income from continuing operation of $17.4 million and loss from discontinued operation of $0.1 million. For the loss from continued operation included professional fees of $2.3 million, salaries and welfare of $4.5 million, and share-based compensation expense of $0.05 million.

Key Factors Affecting Results of Operations

Revenue mix impacts our overall gross profit and gross margin. In particular:

Connected Solutions BU.  Revenue from product sales is the largest component of Connected Solutions BU revenue. Product sales gross margin is primarily affected by competition, cost of components, and intellectual property royalties. Gross margin for engineering design fees and software royalties tends to be higher because the associated cost of revenues is lower than that for hardware products, and pricing is less subject to competitive pressure. In addition, because product sales and software royalties are generally calculated on a per-unit basis, our revenue will vary depending on the volume of product sales. Engineering design fees are generally not related to the volume of product sales.

Connected Solutions BU’s net revenues and gross profits are affected by general factors in the highly competitive mobile industry, such as shifts in consumer preferences and customer demands, technological innovations, competing mobile operating systems, and pricing trends. Results are also affected by developments in the Android platform and software market specifically, such as Google’s continued support of the Android platform, continued availability of a free and open-source software license for that platform, continued deployment of the Android platform, and continued outsourcing of software development to third-party providers. Unfavorable changes in any of these factors could affect market demand for our solutions and materially adversely affect our revenues and results of operations. Revenues and gross profit in the Connected Solutions BU are also affected by Company-specific factors, including:

●	We rely on a limited number of customers for a significant portion of our net revenues, particularly our relationship with a customer that is a prominent mobile chipset manufacturer. We also rely on this mobile chipset manufacturer from a strategic viewpoint since products that we develop for this customer may also be scaled to other mobile device OEM customers. We devote a significant portion of our research and development resources to this effort. Our results of operations would be significantly harmed if our collaboration with this customer were to decline or its Android-related product development efforts were not successful.

●	Our ability to grow our net revenues depends on our ability to expand our customer base, both in terms of the number of customers and geographic concentration, and also increase the number of projects we undertake for existing and new customers. Our ability to do so depends on the success of our products and services and those of our customers and on our marketing and sales performance.

●	Our ability to maintain our position as one of the largest independent Android platform software companies will require us to continue to strengthen our technology expertise and capabilities by focusing our research and development on maintaining technology leadership and offer advanced Android platform software and service solutions on our customers’ demanding timelines. In addition, our ability to grow our revenues will largely depend on how quickly we and our customers can roll out new products and services.

●	Competing successfully in the Android platform and software market requires us to maintain a competitive pricing structure, including labor costs and operating expenses. Competition for software engineers is intense, particularly in mainland China and in India.

Solar Power BU. HHE designs, develops, integrates, and installs solar power systems for residential and commercial customers. The financial results of HHE from the date of acquisition up to December 31, 2021 were consolidated into Borqs’ financial statements. HHE recognizes revenues when the solar power projects are fully completed. During the period of consolidation, no solar power projects were completed, and consequently, no revenues from HHE were recognized.

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

On December 31, 2022, the Company resolved that to comply fully with the requirements of the CFIUS Letter which involve multiple steps that the Company must adhere to, including: (i) Entering into a National Security Agreement with various departments of the US government with a plan that is effective, monitorable and verifiable to divest Borqs’ investment interests and rights in HHE; (ii) Selection of a trustee and entering into a Divestment Trust Agreement, and assigning the Company’s interest in HHE to the trustee; and, (iii) Selection of a nationally recognized investment bank as the exclusive agent for the divestment of HHE. Besides, the Group also resolved that as of December 31, 2022, terminate its control of HHE by (i) removal of all of the Company’s representatives from HHE’s Board of Directors, (ii) relinquishment of Class A Membership Unit voting rights, and (iii) reduction of the Company’s ownership of HHE from 51% down to 49% by assigning 2% of the ownership back to HHE. By taking the above actions, the Company no longer has a controlling interest in HHE and resulting in the deconsolidation of HHE.

On March 16, 2023, the Company and HHE entered into a National Security Agreement (“NSA”) with the Department of Defense and the Department of Treasury. The NSA provides that the divestment shall occur within six months unless extended by the U.S. Government. The NSA also contains standstill provisions which provide that the Company shall not acquire any additional ownership interest in HHE, merge with or into HHE, effect any changes to the rights held by the Company, except as necessary to effect its obligations under the NSA, or acquire or take possession of any assets of HHE. Further, upon the completion of the Divestment, the Company shall terminate or irrevocably waive any information, consent, board appointment, board observer, or other governance rights held by the Company, except for any rights that are determined by the U.S. Government to be necessary to effect the provisions of the NSA. The NSA outlines the steps to be taken concerning the Divestment: engaging a nationally recognized investment bank with experience in administering competitive sales and auction processes; assigning and hiring of security and monitoring personnel to directly communicate with the U.S. Government; removing all of Borqs’ administrative and technical influence over HHE; and creating a plan to divest all of Borqs’ investment interests and rights in HHE. Under the requirement of the NSA, Borqs has assigned its interests in HHE into a Divestment Trust according to a Divestment Trust Agreement (“DTA”) dated March 20, 2023, entered into between Borqs, HHE and a trustee.

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

The aggregate amount of cash and cash equivalent and restricted cash are not materially affected by currency fluctuations because the majority of our revenues are denominated in U.S. Dollars based on contracts made in Hong Kong. Financings from sales of equity and working capital loans are denominated in U.S. Dollars and executed in Hong Kong and the Cayman Islands, and repayments have been made in U.S. Dollars outside of China, thus not requiring approval from the PRC State Administration of Foreign Exchange. Personnel and personnel-related expenses are primarily paid in the Indian and Chinese currencies, and costs of components used in the Connected Solutions and Solar Power Business Units and hardware revenues are primarily paid in U.S. Dollars. As of December 31, 2024, we held cash and cash equivalents totaling $2.0 million on a consolidated basis.

Results of Operations

The following table sets forth a summary of the Company’s consolidated results of operations for the periods indicated. The activities indicated herewith were from our Connected Solutions BU, our continuing operations; they did not include activities from our Solar Power BU, which were classified as discontinued operations. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere or incorporated by reference in this Annual Report. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

Comparisons of Fiscal Years Ended December 31, 2022, 2023 and 2024

	Fiscal Years Ended December 31,
Consolidated Statement of Operations Data:	2022	2023	2024
	($’000)
Net revenues	41,203	20,567	27,713
Cost of revenues	(35,665)	(16,697)	(21,927)
Gross profit	5,538	3,870	5,786

Operating expenses	(9,135)	(15,236)	(9,320)
Other operating income	148	22	396
Operating loss	(3,449)	(11,344)	(3,138)

Other (expense) income	(28,036)	(18,951)	20,608
(Loss) income from continuing operations, before income taxes	(31,485)	(30,295)	17,470

Income tax benefit (expense)	(1)	2,084	8
Net (loss) income from continuing operations	(31,486)	(28,211)	17,462

Discontinued operations
(Loss) income from operations of discontinued operations	(7,316)	2,368	(4)
Income tax benefit (expense)	(59)	(1,078)	(135)
(Loss) income on discontinued operations	(7,375)	1,290	(139)

Net (loss) income	(38,861)	(26,921)	17,323

Less: net (loss) income attributable to noncontrolling interests	(4,829)	(454)	626
Net (loss) income attributable to Borqs Technologies, Inc.	(34,032)	(26,467)	16,836

For the year ended December 31, 2022, we incurred a net loss of $38.9 million, which consisted of a loss from continuing operation of $29.7 million and a loss from discontinued operation of $9.2 million. The loss from continued operation included professional fees of $1.3 million, salaries and welfare of $4.1 million, interest expense related to debt discount of $11.4 million, share-based compensation expense of $3.3 million. For the year ended December 31, 2023, we incurred a net loss of $26.9 million, which consisted of a loss from continuing operation of $28.2 million and income from discontinued operation of $1.3 million. The loss from continued operation, which included professional fees of $2.4 million, salaries and welfare of $4.5 million, interest expense related to debt discount of $0.7 million, share-based compensation expense of $7.8 million. For the year ended December 31, 2024, we incurred a net income of $17.3 million, which consisted of income from continuing operation of $17.4 million and loss from discontinued operation of $0.1 million. For the loss from continued operation, which included professional fees of $2.3 million, salaries and welfare of $4.5 million, interest expense related to debt discount of $0.8 million, and impairment loss of $1.5 million, offset by gain from disposal of a subsidiary of $12.5 million and gain from cancellation of shares as compensation of $6.0 million.

Net Revenue

Our net revenues represent our gross revenues, less PRC value-added taxes and other deductions. Connected Solutions BU net revenues consist of engineering design fees, software royalties, and product sales. MVNO BU net revenues, which was sold as of October 29, 2020, were classified as discontinued operations, consisting primarily of monthly recurring revenue. Solar Power BU net revenues include solar panel and energy storage systems sales and service fees, which were classified as discontinued operations for the year ended December 31, 2021, and 2022.

For the year ended December 31, 2024, net revenues from Connected Solutions BU were $27.7 million, representing a 34.7% increase from the previous year. The increase in business activities in 2024 was mainly attributable to the increase in our hardware revenue. For the year ended December 31, 2023, net revenues from Connected Solutions BU were $20.6 million, representing a 50.1% decrease from the previous year. The decrease in business activities in 2023 was mainly attributable to the decrease in our hardware revenue. For the year ended on December 31, 2022, net revenues from Connected Solutions BU were $41.2 million. The increase in business activities in 2022 was mainly attributable to the increase in both our hardware and software revenue.

As our Connected Solutions BU did not engage in any retail activities in the countries where our customers were located, and also not within China, and we concluded that the fluctuations in our revenues between the years were not indicative of market conditions. Instead, our hardware sales of our Connected Solution BU comprised of all made-to-order products with quantities as stipulated by our customers and also included consumer and industrial use devices as well. As such, the orders we receive from our customers may not adhere to seasonality and therefore, fluctuations in our business activity levels may not conform to any particular trend.

As our Solar Power BU, HHE, which was acquired on October 19, 2021, designs, develops, integrates and installs solar power systems including solar panels and energy storage systems for residential and commercial customers, we recognize revenues when the solar power systems are delivered, installed and connected through various phases, and are fully completed according to milestone-based contracts. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue. During the period of consolidation in 2021, no solar power projects were completed, and consequently, no revenues from HHE were recognized. For the year ended December 31, 2022, the revenues for our Solar Power BU was $4.0 million and were classified in discontinued operations.

Net Revenues — Connected Solutions BU

Connected Solutions BU net revenues mainly consist of product sales. It represents our continuing operation for the years ended December 31, 2022, 2023 and 2024.

As discussed more fully under “— Critical Accounting Policies and Estimates — Revenue Recognition — Project-Based Software Contracts,” the Company’s project-based software contracts include post-contract support, or PCS, where the customer has the right to receive unspecified upgrades/enhancements on a when-and-if-available basis. Since we are unable to establish vendor-specific objective evidence of fair value of post-contract services, or PCS, revenues from project-based software contracts are recognized on a straight-line basis over the longest expected delivery period of undelivered elements of the arrangement, which is typically the PCS period. Project-based software contracts that include PCS have a typical PCS period of 12 months. As a result of this revenue recognition method, some portion of the net revenue we report in each period is recognition of deferred revenues from contracts entered into in prior periods and for which the research and development and engineering work has already been completed. In addition, a majority of the project-based software contracts provide for usage-based royalties. We recognize royalties upon the receipt of quarterly usage reports provided by customers.

The following table sets forth our net revenues, as well as the components of such revenues, for the periods indicated, both in absolute amount and as a percentage of total net revenues:

	For the years ended December 31,
	2022		2023		2024
	$	%	$	%	$	%
	($’000)
Continuing operation:
Software	1,746	3.3%	1,516	4.7%	1,601	4.1%
Hardware	39,457	75.1%	19,051	59.4%	26,112	67.3%
Total	41,203	78.4%	20,567	64.1%	27,713	71.4%
Discontinuing operation:
Software	11,334	21.6%	11,479	35.9%	11,098	28.6%
Total	11,334	21.6%	11,479	35.9%	11,098	28.6%
Connected Solutions BU net revenues	52,537	100%	32,046	100%	38,811	100%

Software

Software net revenues generated from our continuing operation were $1.7 million, $1.5 million, and $1.6 million in the years ended December 31, 2022, 2023, and 2024, respectively, representing 3.3%, 4.7%, and 4.1% of our Connected Solutions BU total net revenues. Software net revenues generated from discontinuing operation were $11.3 million, $11.5 million, and $11.1 million in the years ended December 31, 2022, 2023, and 2024, respectively. For the year ended December 31, 2024, our software net revenues were $12.7 million, which represented 32.7% of total net revenues. It was stable when compared with our software net revenues for the year ended December 31, 2023.

Hardware

Hardware net revenues were $39.5 million, $19.0 million, and $26.1 million in the years ended December 31, 2022, 2023 and 2024, respectively. Again, as discussed above, these fluctuations may not be attributed to any particular market trend since our sales were all made to order for our industrial customers. Types of products include wearables such as trackers and smart watches, ruggedized handsets, tablets and smart phones, and mobile connectivity modules. As described above, hardware sales comprised of all made-to-order products with quantities as stipulated by our customers and included consumer and industrial use devices as well. As such, the orders we receive from our customers may not adhere to seasonality and therefore fluctuations in our business activity levels may not conform to any particular trend.

All hardware sales were contracted and made-to-order, and our sales were final without taking returns. Small percentages of replacement units and parts were provided to customers, and those costs were included in the cost of revenues. We provide engineering design work as specified by our customers, and production begins after the customer accepts the design. We are responsible for the procurement of all components, materials and tooling and for the selection of third-party factories for product assembly. Revenue is recognized when ownership of products is transferred to the customers. We are not engaged in the marketing and distribution of hardware products.

Geographic Concentration

The following table sets forth our net revenues from customers based on the location of the customer’s headquarters, both in absolute amount and as a percentage of net revenues. These figures do not take into account the geographic location of end-users of customer products:

	For the years ended December 31,
	2022		2023		2024
	$	%	$	%	$	%
	($’000)
United States	13,454	32.7%	4,136	20.1%	3,948	14.2%
China	15,787	38.3%	11,891	57.9%	14,025	50.6%
Rest of the world	11,962	29.0%	4,540	22.0%	9,740	35.2%
Net revenues	41,203	100.0%	20,567	100.0%	27,713	100.0%

The Company’s net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2021 to 2022, revenues from customers with headquarters in China increased mainly due to a customer named Metro (Suzhou) Technologies Co Ltd placed more orders during the year ended December 31, 2022. Our main customer in the United States for the years 2021 and 2022 was GreatCall, Inc. From 2022 to 2023, revenue from customers with headquarters in China increased, while the revenue with our main customer in India, Reliance Retail Limited, declined when compared with 2022. From 2023 to 2024, revenues from customers with headquarters in China increased when compared with 2023 due to Metro (Suzhou) Technologies Co Ltd placed more orders.

Net Revenues from discontinued operations — Solar Power BU

For our discontinued operations, Solar Power BU, HHE designs, develops, integrates, and installs solar power systems to the residential and commercial customers including solar panels and lithium battery-based energy storage systems. HHE recognizes revenues when the solar power projects are fully completed. The financial results of HHE for the year ended December 31, 2022, were classified as discontinued operations. During the year ended December 31, 2022, $4.0 million in revenue was recognized and recorded in the discontinued operations. The cash receipts from customers from ongoing projects and newly started projects were booked as deferred revenue.

Cost of Revenues

Cost of our continuing operations Connected Solutions BU revenues primarily consist of personnel and personnel-related costs associated with engineering projects paid for by customers and costs of hardware components used to manufacture products. Cost of our discontinued operations Solar Power BU revenues primarily consist of solar inverters, controllers, and panels.

The following table sets forth the cost of revenues, both in absolute amount and as a percentage of total cost of revenues, for Connected Solutions BU revenue from our continuing operation and Solar Power BU revenue from our discontinued operations.

	For the years ended December 31,
	2022		2023		2024
	$	%	$	%	$	%
	($’000)
Continuing operation:
Connected Solutions BU	35,665	71.9%	16,697	69.7%	21,927	71.8%
Discontinued operations:
Solar Power BU	8,160	16.5%	-	-%	-	-%
Connected Solutions BU	5,756	11.6%	7,256	30.3%	8,594	28.2%
Total cost of revenues	49,581	100.0%	23,953	100.0%	30,521	100.0%

Connected Solutions BU cost of revenues varied from 2023 to 2024 in attribution to similar changes in our volume of hardware products sales during these years. Our total cost of revenue increased $6.5 million or 27% when compared with that of fiscal 2023. It mainly attributes to the hardware cost increase of $5.5 million, and the software cost increase of $1.0 million. Connected Solutions BU cost of revenues increased significantly from 2023 to 2024 in line with our revenue increase in Connected Solutions BU.

Gross Profit and Gross Margin

Gross profit represents net revenues and lower cost of revenue. Gross margin represents gross profit as a percentage of revenues.

Gross profits for our continuing operations Connected Solutions BU in the years ended December 31, 2022, 2023, and 2024 were a gross profit of $5.5 million, $3.9 million and $5.8 million ,respectively. Gross profits for discontinuing operations Connected Solutions BU in the years ended December 31, 2022, 2023 and 2024 were a gross profit of $5.6 million, $4.2 million, and $2.5 million, respectively.

	For the years ended December 31,
	2022		2023		2024
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Continuing operations:
Connected Solutions BU	5,538	13.4%	3,870	18.8%	5,786	20.9%

Connected Solutions BU gross profits include gross profits from software projects and gross profits from hardware projects. As shown in the following table, software and hardware gross margins in the year ended December 31, 2022, were 77.5% and 10.6%, respectively. For the year ended December 31, 2023, our gross margins in software and hardware were 55.3% and 15.9%, respectively. For the year ended December 31, 2024, our gross margins in software and hardware were 76.3% and 17.5%, respectively.

	For the years ended December 31,
	2022		2023		2024
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Software	1,353	77.5%	838	55.3%	1,222	76.3%
Hardware	4,185	10.6%	3,032	15.9%	4,564	17.5%
Total	5,538	13.4%	3,870	18.8%	5,786	20.9%

Software projects are further categorized as design, royalty, and service projects, reflecting the nature of the work:

●	Design projects consist primarily of non-recurring engineering fees for which we provide customized work according to our clients’ required functionalities and needs.

●	Royalty projects consist of per unit royalties based on customer usage of our previously completed software products; and

●	Service projects where our engineers perform engineering services following the instructions of the customers, charging them hourly fees on a full-time equivalent basis.

For our discontinued operations, Solar Power BU gross profits were negative $4.0 million, nil and nil for the years ended December 31, 2022, 2023, and 2024, respectively.

For our discontinued operation of Connected BU, gross profits were $5.6 million, $4.2 million, and $2.5 million for the years ended December 31, 2022, 2023, and 2024, respectively.

The gross margin as a percentage of sales is presented in the following table.

	For the years ended December 31,
	2022		2023		2024
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Discontinued operations:
Solar Power BU	(4,126)	(102.3)%	-	-	-	-
Connected Solutions BU	5,578	49.2%	4,223	36.8%	2,504	22.6%

Operating Expenses

For our continuing operations, the operating expenses principally consist of sales and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth operating expenses for the periods indicated, both in absolute amount and as a percentage of net revenues:

	For the years ended December 31,
	2022		2023		2024
	$	As % of Revenue	$	As % of Revenue	$	As % of Revenue
	($’000)
Sales and marketing expenses	(314)	0.8%	(494)	2.4%	(534)	1.9%
General and administrative expenses	(5,438)	13.2%	(11,084)	53.9%	(6,465)	23.3%
Research and development expenses	(3,383)	8.2%	(3,658)	17.8%	(2,321)	8.4%
Total	(9,135)	22.2%	(15,236)	74.1%	(9,320)	33.6%

For the year ended December 31, 2022, general and administrative expenses were $5.4 million, which mainly included professional fees of $1.3 million, salaries and welfare of $1.8 million, and share-based compensation of $2.2 million. For the year ended December 31, 2023, general and administrative expenses were $11.1 million, which mainly included professional fees of $1.8 million, salaries and welfare of $1.8 million, impairment loss of $1.1 million, and share-based compensation of $6.5 million. For the year ended December 31, 2024, general and administrative expenses were $6.5 million, which mainly included professional fees of $2.3 million, salaries and welfare of $1.9 million, and impairment loss of $1.5 million.

For our discontinued operations, Solar Power BU, the operating expenses, which consisted of selling and administrative expenses, were $4.0 million for the year ended December 31, 2022.

For our discontinued operations Connected BU, the operating expenses, which mainly consisted of administrative expenses and research and development expenses, were $2.9 million, $3.2 million, and $3.7 million for the years ended December 31, 2022, 2023, and 2024, respectively.

Research and Development Expenses

Research and development expenses include payroll, employee benefits, share-based compensation, and other headcount-related expenses associated with the development of the BorqsWare software platform and solar power systems, as well as outsourcing and third-party service expenses. Research and development expenses also include rent, depreciation, and other expenses for platform development and other projects that are not customer-specific.

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

General and administrative expenses comprised 13.2%, 53.9%, and 23.3% of net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

For the year ended December 31, 2022, general and administrative expenses included professional fees of $1.3 million, salaries and welfare of $1.8 million, and share-based compensation expense of $2.2 million.

For the year ended December 31, 2023, general and administrative expenses included professional fees of $1.8 million, salaries and welfare of $1.8 million, impairment loss of $1.1 million, and share-based compensation expense of $6.5 million, offset by reversal of allowance for doubtful accounts of $0.5 million.

For the year ended December 31, 2024, general and administrative expenses included professional fees of $2.3 million, salaries and welfare of $1.9 million, and impairment loss of $1.5 million.

Other Operating Income – or expenses

We received subsidies from local government authorities in China as financial support for certain technology development projects. These subsidies are classified as “Other operating income”. We recognized $0.1 million, nil, and $0.4 million of other operating income in the years ended December 31, 2022, 2023, and 2024, respectively. Subsidies are recorded as a liability when received and recognized as other operating income when the related projects are completed and the subsidies are not subject to future return. Under the requirements of the government subsidies, we are obligated to make progress on the related technology development projects, based on the timetable established by the government authorities, and to appropriately allocate the government subsidies for various purposes.

Other Income/Expense

	Fiscal Years Ended December 31,
Other income/expense	2022	2023	2024

Interest income	24	60	9
Interest expense	(11,644)	(1,271)	(1,257)
Other income	214	617	4,225
Other expense	(2,123)	(140)	(210)
(Loss) gain on debt settlement	217	176	-
Loss on repurchase of convertible notes	-	-	(600)
Loss on additional acquisition cost in shares to HHE	(5,950)	-	-
Loss on additional compensation to HHE		(5,400)	-
Loss related to equity financing	(3,669)	(14,156)	-
Loss on deconsolidation of a subsidiary	(3,610)	-	-
Gain on disposal of a subsidiary	-	-	12,564
Gain on cancellation of shares to HHE	-	-	5,950
Foreign exchange (loss) gain	(1,495)	1,163	(73)

Interest expense

During the year ended December 31, 2024, the interest expense of $1.3 million mainly consisted of interest expense related to our convertible notes discount of $0.8 million. The debt discount, together with the related issuance cost, is amortized as interest expense, using the effective interest method, from the issuance date to the earliest maturity date.

During the year ended December 31, 2023, the interest expense of $1.3 million mainly consisted of interest expense related to our convertible notes discount of $0.7 million.

During the year ended December 31, 2022, the interest expense of $11.6 million mainly consisted of interest expense related to our convertible notes discount of $11.4 million.

Other income

During the year ended December 31, 2024, other incomes of $4.2 million mainly included debt relief of $4.0 million. We recorded debt relief income for long-aging payable forgiveness with suppliers during the year ended December 31, 2024. There were long-aging balances of payable due to the counter-parties. They were no longer in operation, and we wrote off $4.0 million of liabilities and recorded as other income in the consolidated statement of operations.

During the year ended December 31, 2023, other income of $617 thousand mainly included reversal of over-accrued expenses.

During the year ended December 31, 2022, other income of $240 thousand mainly included reversal of over-accrued expenses.

Other expense

During the year ended December 31, 2023, we recorded other expense of $0.2 million.

During the year ended December 31, 2023, we recorded other expenses of $0.1 million.

During the year ended December 31, 2022, other expenses of $2.1 million mainly included an expense related to Samsung arbitration compensation. The Company executed a settlement agreement with Samsung regarding the payments with a payment period of eighteen months beginning on July 2022.

Loss on repurchase of convertible notes

 During the year ended December 31, 2024, the Company repurchased convertible notes and unexercised warrants from the investors, resulting in a loss on repurchase of convertible notes of $0.6 million.

Loss (gain) on debt settlement

During the year ended December 31, 2022, we recorded $0.2 million gain on debt settlement, represented gain on a loan settlement with our ordinary shares issued.

During the year ended December 31, 2023, we recorded $0.2 million gain on debt settlement, represented gain on a debt settlement with our ordinary shares issued.

During the year ended December 31, 2024, we recorded nil on debt settlement, representing gain on a debt settlement with our ordinary shares issued.

Loss on additional compensation to HHE

We recorded a loss on additional acquisition cost in shares to HHE of $6.0 million during the year ended December 31, 2022. The Company issued an additional 5 million shares to HHE for the substantial loss in value for the share consideration during the acquisition of HHE in 2021.

During the year ended December 31, 2023, we recorded $5.4 million loss of additional compensation to HHE as the Company agreed to pay the $5.4 million cash to the former subsidiary.

Loss related to equity financing

We recorded a loss related to equity financing of $3.7 million during the year ended December 31, 2022. The Company entered into an equity financing agreement with a third-party company on May 16, 2019. According to the agreement, the counterparty purchased 9.9 % equity interest of the Company, equivalent to 233,392 (post reverse split adjusted) ordinary shares with a total purchase consideration of $13,865, for which 75% of the total purchase consideration amounting to $10,399 in cash was received. The remaining 25% of the total purchase consideration will be contributed in the form of real property and equipment. In February 2023, the Company entered into a settlement agreement with the third party on the settlement of the equity financing. Both parties agreed to not proceed with the remainder 25% investment in the form of real property and equipment, and the related previously issued 58,348 (post reverse split adjusted) shares will not be withdrawn. As a result, the amount was released from subscriptions receivable and recorded as a loss related to equity financing during the year ended December 31, 2022.

The Company issued 4,668,704 (post reverse split adjusted) shares to the third-party company on February 28, 2023, to settle the equity financing. As a result, we recorded a loss related to equity financing of $14.2 million during the year ended December 31, 2023, for the interests accrued on the purchase consideration and the balance of equity financing.

Loss on deconsolidation of a subsidiary

We recorded a loss on deconsolidation of HHE of $3.6 million during the year ended December 31, 2022. The Company no longer had a controlling interest in HHE as of December 31, 2022, and resulted in the deconsolidation of HHE.

Gain on disposal of a subsidiary

We recorded a gain on disposal of HHE of $12.66 million during the year ended December 31, 2024. The Company completed the divestment of all of its interest in HHE, adhering to the requirements from the Commission on Foreign Investment in the United States.

Gain on cancellation of shares to HHE

We recorded a gain on the cancellation of shares to HHE of $6.0 million during the year ended December 31, 2024. The Company issued additional shares to HHE for the substantial loss in value and recorded a loss on additional acquisition cost in shares to HHE of $6.0 million during the year ended December 31, 2022. During the year ended December 31, 2024, the Company agreed with HHE to cancel the shares issued and reversed the loss.

Income Tax Expense

Our effective tax rate was 0.00%, -6.88% and -0.05% for the years ended December 31, 2022, 2023, and 2024, respectively. The fluctuation through these years was primarily due to the fact that the loss experienced by certain of our subsidiaries could not be used to offset gains in other subsidiaries. The Group recorded valuation allowance for the entities, which were considered more likely than not that a portion of the deferred tax assets will not be realized through sufficient future earnings.

Liquidity and Capital Resources

Cash used in operating activities for the year ended December 31, 2024 was $2.8 million, primarily consisted of net income of $17.3 million, provisions on accounts receivable and other current assets of $0.02 million, and adding back non-cash items including share-based compensation expenses to employees and non-employees of $0.05 million, depreciation of property and equipment of $0.4 million, amortization of right of used assets of $0.9 million, interest expense related to the convertible notes discount of $0.7 million, gain on cancellation of shares as compensation of $6.0 million, gain from disposal of a subsidiary of $12.6 million and gain on debt relief of $4.7 million. Cash used in operating assets and liabilities included increase in account receivable of $3.7 million, a decrease in accrued expenses of $1.3 million, while cash generated from changes in operating assets and liabilities included increase in account payable of $4.1 million, an increase in inventory of $0.7 million and increase in advance from customers and contract liabilities of $1.3 million.

Cash generated by investing activities for the year ended December 31, 2024 was $9.9 million, which was mainly caused by cash proceeds from the disposal of a former subsidiary.

Cash used financing activities for the year ended December 31, 2024 was $4.1 million, which included the repurchase of convertible notes.

Convertible Notes Sold

The Company sold $1.5 million of convertible notes and accompanying warrants to an Australian institutional investor in August 2023.  With part of the proceeds from the divestment of HHE, which was completed as of March 1, 2024, the Company repurchased the $1.5 million convertible notes and unexercised warrants from the investor as of March 9, 2024.

The Company sold convertible notes on May 25, 2022, to institutional and individual investors for $16 million (the “May 25 Notes”). The notes are due in two years, have an annual interest rate of 10%, convertible into ordinary shares of Borqs at $0.44325 per share (post reverse split adjusted) and has 100% warrant coverage with the warrants exercisable for cash or cashlessly at the closing bid price of 2 days prior to exercising but not less than $0.41 per share.

As of December 31, 2024, all convertible notes and warrants the Company previously sold to investors had been converted, exercised, or repurchased by the Company, and there were no convertible notes or warrants outstanding.

We have operating income for the year ended December 31, 2024, and were operating at a loss for the years ended December 31, 2022, and 2023. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, the timely collection of payment from our customers, and the availability of additional funding. In the next 12 months, we will rely on the sale of convertible notes, of which one-third has been completed and the other two-thirds to be completed upon the effectiveness of a registration statement to be filed by the Company.

The sale of equity and convertible debt securities will result in dilution to our shareholders, and certain of those securities may have rights senior to those of our shares of capital stock. If we raise additional funds through the issuance of preferred stock, convertible debt securities, or other debt financing, these securities or other debt could contain covenants that would restrict our operations. Any other third-party funding arrangement could require us to relinquish valuable rights. Economic conditions may affect the availability of funds and activity in equity markets. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate certain of our programs, or make changes to our operating plans.

Critical Accounting Policies

The Company prepares its financial statements under U.S. GAAP, which requires it to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. The Company continually evaluates these judgments and estimates based on its own historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and assumptions that it believes to be reasonable, which together form the basis for making judgments that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of the Company’s accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Company’s financial statements. The Company believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, as evidenced by signed contracts, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured.

Project-based Contracts

The Company accounts for revenue from project-based software contracts as “Software” revenue. The Company’s project-based contracts are generally considered multiple element arrangements since they include perpetual software licenses; development services, such as customization, modification, implementation, and integration; and post-contract support where customers have the right to receive unspecified upgrades and enhancements on a when-and-if-available basis.

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

As of January 1, 2019, the Company adopted ASC 606 for revenue recognition from contracts with customers. For the sales derived from software development projects in which the customer’s contract specifies the technical requirements of the software product, the Company recognizes revenue upon the customer’s sign-off off the final acceptance, and the Company will probably collect the payments. For the sales derived from this type of software development project with a post-contract service period (“PCS Period”), the Company recognizes revenue upon the PCS period ends, and the Company will probably collect the payments. The Company recognizes non-recurring engineering fees upon the customers’ sign-off off the final acceptance, and it is probable that the Company will collect the payments (start of hardware product delivery schedule).

Additional discussions on ASC 606 are provided below Note 2 of the Accompanying Notes to Financial Statements, under the heading (u) Revenue recognition.

Service Contracts

The Company provides research and development services to certain customers to develop software, where fees are charged on a time and material basis, and the Company is not responsible for the outcome of such development projects. The revenue is recognized as the “Software” revenue as the services are delivered.

Connected Devices Sales Contracts

The Company accounts for revenue from sales of connected devices as “Hardware” revenue. Revenue is recognized when sale of each final hardware product to the customers is delivered.

Warranty is provided to all connected device customers as an integral part of the product sales. The Company has determined that the likelihood of claims arising from warranties is remote based on historical experience. The basis for the warranty accrual is reviewed periodically based on experience.

Solar Power Solutions

On October 19, 2021, the Company purchased 51% controlling interest in Holu Hou Energy, LLC (HHE). HHE engages in the design and installation of solar power systems, including solar panels and energy storage systems for residential and commercial use. On December 13, 2022, Borqs Technologies received a letter from the Department of the Treasury on behalf of the Committee on Foreign Investment in the United States (CFIUS) stating that the Company is required to fully divest its ownership interests and rights in HHE due to HHE’s solar energy storage system and EnergyShare technology for Multi-Dwelling Residential Units being deemed a potential national security risk.

Due to the mandates from the CFIUS, HHE was deconsolidated on December 31, 2022. Assets and liabilities related to HHE, which the Group acquired in October 2021, were reclassified as held for sale as of December 31, 2021 and 2022, and revenues and expenses related to the Solar Energy segment were reclassified as discontinued operations for all periods presented. HHE was deconsolidated as of December 31, 2022.

As of March 6, 2024, the Company has completed the sale of its ownership in HHE.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statement of operations, results from discontinued operations are reported separately from the income and expenses from continuing operations, and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately. Assets and liabilities of the discontinued operations are classified as held for sale when the carrying amounts will be recovered principally through a sale transaction.

Income Taxes

In preparing its consolidated financial statements, the Company must estimate its income taxes in each of the jurisdictions in which it operates. The Company estimates actual tax exposure and assesses temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which is included in the consolidated balance sheet. The Company must then assess the likelihood that it will recover its deferred tax assets from future taxable income. If the Company believes that recovery is not likely, it must establish a valuation allowance. To the extent it establishes a valuation allowance or increases this allowance, the Company must include an expense within the tax provision in its consolidated statement of operations. If actual results differ from these estimates or the Company adjusts these estimates in future periods, it may need to establish an additional valuation allowance, which could materially impact its financial position and results of operations.

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

Uncertainties exist with respect to the application of the EIT Law and its implementation rules to the Company’s operations, specifically with respect to tax residency status. The EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The EIT Law’s implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. On April 22, 2009, the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises based on De Facto Management Bodies, or Circular 82, was issued. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, the Administrative Measures of Enterprise Income Tax of Chinese controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, took effect on September 1, 2011, and provides more guidance on the implementation of Circular 82.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50.0% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification in resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore- incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese-sourced income, such as dividends, interest, and royalties to the Chinese-controlled offshore-incorporated enterprise.

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

Off-Balance Sheet Arrangements

With the exception of items discussed under “Contractual Obligations” below, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, or capital resources that are material to investors.

Contractual Obligations

As of December 31, 2024, payment obligations under short-term and long-term debt, operating leases, and other long-term liabilities were as follows:

Amount ($’000)
Obligations less than one year
Operating facilities leases	$183
Short-term borrowing	$417

Obligations from 1 to 3 years
Operating facilities leases	$-

Obligations from 3 to 5 years
Operating facilities leases	$-

Related Party Transactions

(a) Related parties

Names of related parties	Relationship
Bluecap	A company controlled by a key management of the Group
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

(b) The Group had no significant related party transactions for the years ended December 31, 2022, 2023, and 2024.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

The Company is subject to the risk of loss arising from the credit risk related to the possible inability of its customers to pay for the products and services that it sells to them. The Company attempts to limit its credit risk by monitoring the creditworthiness of the Company’s customers to whom it extends credit and establishing credit limits in accordance with its credit policy. The Company performs credit evaluations on substantially all customers requesting credit and will not extend credit to customers for whom it has substantial concerns, and will deal with those customers on a cash basis. The Company offers billing terms that allow certain customers to remit payment during a period of time ranging from 3 to 6 months.

The Company has cash held by Silicon Valley Bank as of December 31, 2022. On March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank and appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. On March 12, 2023, the U.S. Department of the Treasury, the Federal Reserve, and the FDIC released a joint statement confirming that all depositors of Silicon Valley Bank would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts. The Company received full access to the funds in its deposit and money market accounts on March 13, 2023. In light of actions by the federal government to fully protect deposit accounts, the Company has not experienced any credit losses on its deposits of cash.

Liquidity Risk

The Company is also exposed to liquidity risk, which is the risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions for supply chain financing, which can be costly and negatively affect the gross margin. If adequate working capital funding is not available, or not available at acceptable terms, we may have to decline the capital-intensive hardware projects.

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

Foreign Currency Risk

The majority of our revenues are denominated in US Dollars, while about half of our costs are denominated in Renminbi, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the foreign exchange markets.

A hypothetical 10% change in foreign exchange rates during any of the preceding periods presented would have had an insignificant effect on our consolidated financial statements.

Certain Transactions for the Years Ended December 31, 2022, 2023, and 2024, and Subsequent Transactions

Convertible Notes Sold

The Company sold $1.5 million of convertible notes and accompanying warrants to an Australian institutional investor in August 2023.  With part of the proceeds from the divestment of HHE which was completed as of March 1, 2024, the Company repurchased the $1.5 million convertible notes and unexercised warrants from the investor as of March 9, 2024.

The Company sold convertible notes on May 25, 2022, to institutional and individual investors for $16 million (the “May 25 Notes”). The notes are due in two years, have an annual interest rate of 10%, convertible into ordinary shares of Borqs at $5.319 per share (post reverse split adjusted) and has 100% warrant coverage with the warrants exercisable for cash or cashlessly at the closing bid price of 2 days prior to exercising but not less than $4.92 per share (post reverse split adjusted).

As of December 31, 2024, all convertible notes and warrants the Company previously sold to investors had been converted, exercised, or repurchased by the Company, and there were no convertible notes or warrants outstanding.

Divestment of Holu Hou Energy

The Company acquired 51% ownership in Holu Hou Energy (HHE), LLC. in October 2021, a Delaware limited liability company that brings state-of-the-art energy storage systems to both residential and commercial markets. With operations in Hawaii, Wisconsin, and California, HHE designs and develops proprietary storage systems and software and control platform solutions. The HHE team is made up of renewable energy industry veterans, engineering and deploying energy storage systems that enable greater energy independence.

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

On March 16, 2023, the Company and HHE entered into a National Security Agreement (“NSA”) with the Department of Defense and the Department of Treasury. The NSA provides that the divestment shall occur within six months unless extended by the U.S. Government. The NSA also contains standstill provisions which provide that the Company shall not acquire any additional ownership interest in HHE, merge with or into HHE, effect any changes to the rights held by the Company, except as necessary to effect its obligations under the NSA, or acquire or take possession of any assets of HHE. Further, upon the completion of the Divestment, the Company shall terminate or irrevocably waive any information, consent, board appointment, board observer, or other governance rights held by the Company, except for any and all rights that are determined by the U.S. Government to be necessary to effect the provisions of the NSA. The NSA outlines the steps to be taken with respect to the Divestment: engaging a nationally recognized investment bank with experience in administering competitive sales and auction processes; assigning and hiring of security and monitoring personnel to directly communicate with the U.S. Government; removing all of Borqs’ administrative and technical influence over HHE; and creating a plan to divest all of Borqs’ investment interests and rights in HHE. Pursuant to the requirement of the NSA, Borqs has assigned its interests in HHE into a Divestment Trust according to a Divestment Trust Agreement (“DTA”) dated March 20, 2023, entered into between Borqs, HHE, and a trustee.

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

April 2025 Share Purchase Agreement

On November 11, 2024, the Company announced that Sasken, a leading global product engineering and digital transformation services company based in India, signed a Letter of Intent with the Company to acquire the Group’s certain hardware and software services business. On April 8, 2025, the Company signed the SPA with Sasken Design Solutions Pte. Ltd, a wholly owned subsidiary of Sasken. The SPA provided for Sasken’s acquisition of the Company’s core business through the purchase of BORQS International Holding Corp, the Company’s wholly owned subsidiary. The transactions contemplated by the Sale were consummated on April 9, 2025. Included in the Sale are all of the Company’s embedded software design and customized hardware manufacturing of products for the IoT activities, customer contracts, technology licenses, intellectual property, employment agreements with key personnel and assets required for the Company’s operations. Sasken agreed to pay the Company an aggregate purchase price of $40 million, subject to adjustments for working capital and certain earnout payments linked to performance in 2025. As such, for the years ended December 31, 2023 and 2024, the Group classified related assets and liabilities as held for sale and reported in discontinued operation for the years ended December 31, 2022, 2023, and 2024.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table provides information regarding our executive officers and directors as of May 14, 2025:

Name	Age	Position	Term expires at annual stockholders meeting in year
Board of Directors
Pat Sek Yuen Chan	60	Founder, Chairman of the Board (Class III Director), Chief Executive Officer and President	2027
Wan Yu (Lawrence) Chow, Ph.D.	63	Class I Director	2025
Kaiyue Lin	33	Class II Director	2026
Ji (Richard) Li	65	Class I Director	2025
Fang-Wei (Steve) Tsao	57	Class II Director	2026

Executive Officers
Heung Sang Addy (Dexter) Fong	65	Chief Financial Officer
Anthony K. Chan	70	Executive Director of Finance
Simon Sun	58	Executive Vice President and Co-General Manager of Connected Solutions Business Unit
Hareesh Ramanna	63	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

The principal occupation and business experience of our directors and executive officers is as follows:

Pat Sek Yuen Chan, 60, is the Chairman of our board of directors, as well as our Chief Executive Officer and President. He was the founder and Chairman of the board of directors of Borqs International, and since 2007, he served as Borqs International’s Chief Executive Officer and President. Mr. Chan has over 20 years of experience in the mobile network communications sector. Before founding Borqs, Mr. Chan served as Senior Vice President and General Manager of the infrastructure business unit of UTStarcom Inc., a telecommunications equipment company, from 2000 to 2007. Earlier, Mr. Chan was an engineering manager in Motorola, responsible for the development of the GPRS switching. Mr. Chan is an established entrepreneur and has received many awards, including the “High-Caliber Talent from Overseas Award” from the PRC government and “2012 Beijing Entrepreneur of the Year” from Silicon Dragon. Mr. Chan received his bachelor’s degree in computer science from the University of Toronto and his master’s degree in computer science from the University of British Columbia.

Wan Yu (Lawrence) Chow, Ph.D., 62, was elected as an independent board member by our stockholders in December 2018. Dr. Chow has almost 30 years of experience in the ICT industry, he has extensive working experience with large and complex global FinTech, Telco + Network Equipment Provider & Education industries with successful track record of delivering outstanding commercial and technical results in Fortune 500 organizations to small start-ups. He started his career in 1989 at various Silicon Valley tech companies including Xerox Corporation, Amdahl Corporation and Sun Microsystems. At Sun Micro, Dr. Chow served as the Chief Technical Consultant from 1993 to 1999 for the Greater China region. After serving as the Director of Strategic Alliance for PeopleSoft Inc., North Asia, from 2000 to 2001, he rejoined Sun Micro Greater China as its CTO/NEP Technology Office from 2002 to 2008. He joined SAP China as Managing Partner from 2012 to 2015. Currently, he is serving as Director and Strategic Partner for QLIK Greater China since 2017. Dr. Chow received two Bachelor’s Degrees in Computer Science and Information System from Oregon State University in 1988 and earned a Master’s Degree in Computer Science from Pacific W. University in 1993. He received another Master’s Degree in Education Management from Tarlac State University in 2011. Dr. Chow received his PhD in Education Management from HKMA/Tarlac State University in 2015.

 Kaiyue Lin, 33. Ms. Lin has more than 10 years of experience in auditing, financial management, capital markets, and accounting. She served as the Finance Director of Capital Markets at Gmax Biopharm Limited since September 2020 where she helped raised USD79 million. Prior to that, she was the Financial Manager at Ascletis Pharma Inc. (Hong Kong Exchange: 01672) from April 2019 to September 2020, and the Financial Manager at Adlai Norty Ltd. (NASDAQ: ANL) from November 2017 to April 2019. She was a Senior Auditor at PWC Beijing and Shanghai from October 2013 to November 2017. Ms. Lin is a non-practicing member of the Chinese Institute of Certified Public Accountants (CICPA). She received her Bachelor’s degree in Economics from the Harbin University of Commerce in 2013. Ms. Lin joined our Board as an independent director in June 2024.

Ji (Richard) Li, 65, was elected as an independent board member by our stockholders in December 2018. Mr. Li has 23 years of experience in the telecom industry and he worked in various multinational companies. He started his career in 1982 as a lecturer in Huazhong University of Science and Technology in China. He was the General Manager of UTStarcom Inc. Shenzhen Office from 1995 to 2001, where he led a team to develop telecom switches based on soft switch technology, and the product was launched in China with more than 50 million subscribers. Mr. Li was the Founder of Fiberxon, Inc. from 2001 to 2004, where he led a team to develop fiber optics equipment, and this company was successfully sold to MRV Communication. He was the founder and served as the Chief Executive Officer of AngleCare Inc. from 2005 to 2006, and led a team to develop mobile health care applications. Mr. Li was the CEO and General Manager of Wuhan HSC Technology Inc. from 2006 to 2007. he led a team to develop advertisement systems used for public transit systems and were successfully used in the Wuhan Taxi network. He has been serving as General Manager of Vinko Technology Inc. from 2010 to 2014, he led a team to develop telecom payment systems in China. He is currently an Angel Investor since 2014. Mr. Li received his Master’s Degree in Information Engineering from Huazhong University of Science and Technology.

 Fang-Wei (Steve) Tsao, 57. Mr. Tsao is the CEO of Faspro Systems Ltd., a company specializing in wireless technology. He has extensive expertise in Wi-Fi, 4G, and 5G wireless technology, as well as management, operations, sales, and marketing. Mr. Tsao holds a Master’s Degree in Computer Science and Information Engineering from Taiwan University. Prior to founding Faspro Systems in 2017, he held various leadership roles, including Business Head of Connectivity at Quanta Computer from 2006 to 2016, and sales and marketing positions at Cybertain from 1998 to 2005. He also participated in two startup companies in 1994 and 2006. As CEO of Faspro Systems, he has leveraged his extensive business development experience in Japan, the United States, Europe, and South Asia to drive the company’s growth and innovation in the wireless technology space. Mr. Tsao joined our Board as an independent director in June 2024.

Heung Sang Addy (Dexter) Fong, 65, is the Chief Financial Officer since June 1, 2024. Mr. Fong was elected as an independent board member by our stockholders in March 2020. He was also appointed as the Chairperson of the Audit Committee, our Audit Committee’s “financial expert,” as member of the Compensation Committee, and as a member of the Enterprise Risk Oversight Committee. Mr. Fong has almost 36 years of experiences in cross border financial investments and business operations. Since 2017, he has served as the chief financial officer of Adlai Nortye Biopharma Ltd. Mr. Fong also led the B-round fundraising of Adlai Nortye Biopharma Ltd, but funding US$53 million. He was the managing director of Bonus Eventus Securities Ltd. from 2015 to 2017, and was the chief financial officer of China Harmony Auto Holding Ltd. from 2012 to 2015 where he managed the company’s initial public offering process onto the Hong Kong Stock Exchange (ticker HK: 03826). From 2009 to 2011, he was the director and chief financial officer of China Electric Motor, Inc. (NASDAQ: CELM) and Apollo Solar, Inc. (OTC: ASOE). Mr. Fong has held various financial executive positions for companies with businesses between China and the U.S. and his experience as an independent board member includes: Universal Technology (HK: 1026) from 2006 to 2013; China Housing and Land Development Inc. (NASDAQ: CHLN) from 2010 to 2014; independent director and audit committee chair for Sisram Med (HK: 01696) since 2017; and Kandi Technologies Corp (NASDAQ: KNDI) from 2007 to 2011. He also worked as a manager for KPMG from 1996 to 1997 and for Deloitte & Touché and Ernst & Young in the U.S. from 1993 to 1995. He was an auditor for Deloitte & Touché from 1989 to 1992. Mr. Fong received his Bachelor’s degree in History from the Hong Kong Baptist University in 1982, an MBA in Accounting from the University of Nevada in 1988; he also earned a Master’s Degree in Accounting from the University of Illinois in 1993. Mr. Fong is a member of AICPA & HKICPA.

Anthony Chan, 70, is the Executive Director of Finance since October 1, 2021, prior to which he was the Chief Financial Officer and Executive Vice President, Corporate Finance and joined the company in April 2015. Mr. Chan has over 30 years of experience in U.S. and China cross border investments and business operations. From July 2013 until March 2015, Mr. Chan served as the President of Asia Sourcing for Portables Unlimited in New York, a distributor of T-Mobile USA. From March 2009 until July 2013, he served as the CFO for Tianjin Tong Guang Digital Broadcasting Co. Ltd, a mobile communications products company. For the 20 years prior to that, he was involved in multiple investment and technology transfer projects between China, the U.S, and Europe, in the areas of communication products, chemical fibers, textile machinery and medical equipment. Mr. Chan received both his bachelor’s and MBA degrees from the University of California at Berkeley.

Simon Sun, 58, is the Executive Vice President, Co-General Manager of Borqs’s Connected Solutions Business Unit and has served the company since November 2013. Mr. Sun has over 20 years of experience in research and development and product engineering in the mobile industry. He served as the Co-Founder and Chief Executive Officer of Nollec Wireless, Ltd., a mobile handset design house, from July 2007 to October 2013. He was the VP of engineering for CEC Wireless, another mobile handset design house in China from September 2006 to June 2007. Mr. Sun received his bachelor’s degree in Industrial Engineering from Tianjin University of China.

Hareesh Ramanna, 63, is our Executive Vice President, Co-General Manager of Connected Solutions Business Unit, Managing Director of India Operations and Head of Software Development, and has served our company since July 2009. Mr. Ramanna has over 20 years of experience in the mobile industry. Prior to joining us, he served as a Senior Director and Head of Mobile Devices Software in Global Software Group, Motorola India Electronic Limited from May 1992 to November 2008. Mr. Ramanna received his bachelor’s degree in Electronics and Communication from National Institute of Engineering in 1983, Post-Graduation Certification from Indian Institute of Science and an advanced leadership Certification from McGill University in collaboration with Lancaster University of the UK and Indian Institute of Management in Bangalore.

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

Board of Directors and Corporate Governance

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. The Company held its last annual general meeting (“AGM”) on December 20, 2024. Our existing Class III directors will serve until our 2027 AGM, our existing Class II directors will serve until our 2026 AGM, and our Class I directors will serve until our 2025 AGM. At each annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election.

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

Meetings of the Board of Directors

Our board of directors and committees held 3 regular meetings and executed 8 unanimous written consents for the review and decision-making on Company matters during the year 2024.

Stockholder Communications with the Board of Directors

Stockholders and other parties interested in communicating directly with the board of directors may do so by writing to Board of Directors, c/o Borqs Technologies, Inc., Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong, or by e-mail to sandra.dou@borqs.net. Stockholders and others may direct their correspondence to our Secretary.

Independence of the Board of Directors

An “independent director” is a person, other than an officer or employee of the Company or its subsidiaries, who has no relationship which in the opinion of the Company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Mr. Chow, Ms. Lin, Mr. Li, and Mr. Tsao are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will hold regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

The Board does not have a lead independent director. Pat Chan is our Chief Executive Officer and Chairman of the Board.

Committees of the Board of Directors

Audit Committee

The members of our Audit Committee are Ms. Lin (chairperson of the committee), Mr. Chow, and Mr. Li, each of whom is an independent director. Each member of the Audit Committee is financially literate and our Board determined Ms. Lin qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our Audit Committee charter details the responsibilities of the Audit Committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC before us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The members of our Compensation Committee are Mr. Chow (chairman of the committee), Mr. Li and Mr. Tsao, each of whom is an independent director. Our Compensation Committee charter details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation in executive session at which the Chief Executive Officer is not present;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating, and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation, and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel, or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the SEC.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Mr. Chow (chairman of the committee) and Mr. Li, each of whom is an independent director. Our Nominating and Corporate Governance Committee charter details the principal functions of the committee, including:

●	developing the criteria and qualifications for membership on the Board;

●	recruiting, reviewing, nominating, and recommending candidates for election or re-election to the Board or to fill vacancies on the Board;

●	reviewing candidates proposed by shareholders and conducting appropriate inquiries into the background and qualifications of any such candidates;

●	establishing subcommittees to evaluate special or unique matters;

●	monitoring and making recommendations regarding committee functions, contributions and composition;

●	evaluating, on an annual basis, the Board’s and management’s performance;

●	evaluating, on an annual basis, the Committee’s performance and reporting to the Board on such performance;

●	developing and making recommendations to the Board regarding corporate governance guidelines for the Company;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	retaining and terminating any advisors, including search firms to identify director candidates, compensation consultants as to director compensation and legal counsel, including sole authority to approve all such advisors’ or search firms’ fees and other retention terms, as the case may be.

Enterprise Risk Oversight Committee

The members of our Enterprise Risk Oversight Committee are Ms. Lin (chairperson of the committee), Mr. Chow, and Mr. Li, each of whom is an independent director. Our Enterprise Risk Oversight Committee charter details the principal functions of the committee, including carrying out the responsibility of overseeing the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company.

Risk and Information Security Committee

The members of our Risk and Security Committee are Mr. Chow (chairman of the committee) and Mr. Li, each of whom is an independent director. Our Risk and Security Committee charter details the principal functions of the committee, including overseeing and reviewing the Company’s internal controls to protect the Company’s information and proprietary assets. Mr. Pat Chan, CEO of the Company, also serves as the Chief Information Officer for the committee, and Mr. Dexter Fong, Chief Financial Officer, also serves as the Chief Risk Officer for the committee.

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

Executive Compensation

Summary Compensation Table

Pat Chan, Henry Sun, Dexter Fong, and Anthony Chan are referred to in this Annual Report as our named executive officers.

The following table provides information regarding the compensation awarded to, or earned by, the named executive officers for the past two fiscal years.

Summary Compensation Table

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)		Option awards ($)	Non- equity incentive plan ($)	Non- qualified deferred earnings ($)	All other compen- sation ($)	Total ($)

Pat Sek Yuen Chan Chief Executive Officer	2023	382,200	90,000	2,298,700		-	-	-	-	2,770,900

Henry Sun Chief Financial Officer (1)	2023	240,00	-	397,503		-	-	-	-	637,503

Anthony K. Chan Executive Director of Finance & US Operations (2)	2023	-	-	1,573,803		-	-	-	-	1,573,803

Aggregate Executive Officers & Directors (3)	2024	707,700	262,250	46,667	(4)	-	-	-	-	1,016,617

(1)	Henry Sun was dismissed from the Chief Financial Officer position, and Heung Sang Addy (Dexter) Fong was appointed as our Chief Financial Officer on June 1, 2024.

(2)	Mr. Chan did not have a cash salary for the years ended December 31, 2024, 2023, and 2022.

(3)	Commencing with the fiscal year ended December 31, 2024, the Company presents aggregate compensation for its executive officers and members of the board of directors, in accordance with the disclosure accommodation available to foreign private issuers under Form 20-F and consistent with applicable home country practices, where individual compensation disclosure is not otherwise required or publicly made.

(4)	In 2024, the Company’s board of directors approved the issuance of restricted ordinary shares to our newly appointed CFO. Stock awards made to the executive officer were approved by the board of directors and valued as of the date of the grant.

Outstanding Equity Awards at 2024 Year-End

Due to the issuance of restricted ordinary shares in exchange for all vested stock options as described in the previous section, there were no outstanding vested or unvested stock options held by any executives as of December 31, 2024.

Borqs Technologies, Inc. Equity Incentive Plan

Effective August 18, 2017, we adopted the Borqs Technologies, Inc. 2017 Equity Incentive Plan (“Equity Incentive Plan”), with five million ordinary shares issuable pursuant to equity awards under the plan. The number of ordinary shares reserved for issuance under the Equity Incentive Plan will increase automatically on January 1 of each of 2018 through 2027 by a number of shares that is equal to 5% of the aggregate number of outstanding ordinary shares as of the immediately preceding December 31. Due to the issuance of restricted ordinary shares to our staff in exchange for all vested stock options as described in the previous section, there was no outstanding vested held by our staff as of December 31, 2024.

In addition, the following shares will be available for grant and issuance under our Equity Incentive Plan:

●	shares subject to options or share appreciation rights granted under our Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or share appreciation right;

●	shares subject to awards granted under our Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

●	shares subject to awards granted under our Equity Incentive Plan that otherwise terminate without shares being issued;

●	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof).

Shares that otherwise become available for grant and issuance because of the provisions above will not include shares subject to awards that initially became available due to our substitution of outstanding awards granted by another company in an acquisition of that company or otherwise.

Eligibility. The Equity Incentive Plan provides for the grant of incentive stock options to our employees and any parent and subsidiary corporations’ employees and the grant of nonqualified share options, restricted shares, restricted share units, share appreciation rights, share bonuses and performance awards to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. No more than 5,000,000 shares may be issued as incentive stock options under the Equity Incentive Plan. In addition, no participant in the plan may receive awards for more than 2,000,000 shares in any calendar year, except that new employees are eligible to be granted up to a maximum of award of 4,000,000 shares. An authorized number of shares under the Plan automatically increases at the end of each year by 5% of the then-outstanding ordinary shares.

Administration. The Equity Incentive Plan is administered by the Board or by our Compensation Committee; in this plan description, we refer to the Board or the Compensation Committee as the plan administrator. The plan administrator determines the terms of all awards.

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

Change in Control Transactions. In the event of specified types of mergers or consolidations, a sale, lease, or other disposition of all or substantially all of our assets or a corporate transaction, outstanding awards under our Equity Incentive Plan may be assumed or replaced by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding under our Equity Incentive Plan; outstanding awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash, cash equivalents, or securities (or a combination thereof) of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or outstanding awards may be terminated for no consideration. The plan administrator may, on a discretionary basis, accelerate, in full or in part, the vesting and exercisability of the awards.

Governing Law and Compliance with Law. The Equity Incentive Plan and awards granted under it are governed by and construed in accordance with the laws of the British Virgin Islands. Shares will not be issued under an award unless the issuance is permitted by applicable law.

Amendment and Termination. The Equity Incentive Plan terminates ten years from the date it was approved by our shareholders, unless it is terminated earlier by our Board. Our Board may amend or terminate our Equity Incentive Plan at any time. Our Board may generally amend the plan without shareholder approval unless required by applicable law.

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

We have insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made because of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table presents information as to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2025 are deemed to be outstanding and to be beneficially owned by the person holding the options to compute the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage ownership of our ordinary shares in the following table is based on 28,970,077 outstanding ordinary shares on March 31, 2025.

	Number of Shares	%
Name and Address of Beneficial Owners of 5% or more
Chongqing City Youtong Equity Investment Fund LLP (1)	4,688,155	16.18

Directors and Executive Officers (2)
Pat Sek Yuen Chan	2,278,667	7.87
Wan Yu (Lawrence) Chow	219,948	*
Heung Sang Addy (Dexter) Fong	662,500	2.29
Ji (Richard) Li	219,948	*
Shizhu (Steve) Long	220,097	*
Anthony K. Chan	1,793,282	6. 19
Hareesh Ramanna	739,184	2.55
Simon Sun	491,695	1.70
Kaiyue Lin	41,667	*
Fang-Wei (Steve) Tsao	41,667	*

All directors and officers as a group (9 persons)	6,708,655	23.16

*	Less than one percent

(1)	The business address for Chongqing City Youtong Equity Investment Fund LLP is Industrial Park, No.123 Jin Tong Avenue, Adm Com – Tongnan District, Chongqing, China.

(2)	Unless otherwise indicated, the business address of each of the individuals is Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

Related Party Transactions

See above “Item 5. Operating and Financial Review and Prospects – Related Party Transactions”.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

The financial statements required by this item can be found at the end of this report on Form 20-F, beginning on page F-1.

Legal Proceedings

We were in arbitration before the International Chamber of Commerce with Samsung Electronics Co., Ltd. (“Samsung”) to resolve a dispute regarding royalties payable to the Company under a software license agreement the Company had with Samsung. Samsung alleged that, for the period starting the fourth quarter of 2010 through mid-2012, the Company was overpaid royalties of approximately $1.67 million due to a clerical error in Samsung’s accounting department that enabled the Company to receive royalties on sales of Samsung handsets that did not contain its software. Samsung was seeking repayment of the $1.67 million plus accrued interest of 12% per annum and as well as reimbursements of reasonable fees including attorney fees and arbitration costs.

After arbitration hearings held in May 2018, on November 27, 2018, the International Chamber of Commerce notified the Company of its decision and issuance of an arbitration award (the “Award”), which the Company received on November 29, 2018. Pursuant to the Award, the Company has the obligation to pay Samsung an aggregate of $2,546,401 plus an interest of 9% per annum starting May 16, 2018 until full payment is paid. Samsung was also awarded its attorney’s fees and expenses in the aggregate amount of approximately $1.73 million. The Company has reached an agreement with Samsung for settling the payments due Samsung by making 24 monthly payments beginning with April 2019. The Company has pledged $5 million worth of ordinary shares in escrow as security for the payments, and in the event that the Company is in default of the scheduled payments, Samsung has the right to seize the escrow shares. Due to cash flow constraints resulting from the COVID-19 pandemic, we have not made payments to Samsung in the years 2020 and 2021. Beginning in June 2022, the Company has been making monthly payments to Samsung. All of the Award, including accrued interests, has been completely paid off as of March 7, 2024.

We have initiated arbitration proceeding in February 2022 in Hong Kong against KADI and its owners for breach of contract according to the KADI Agreement, seeking from KADI of i) a payment of $600,000 in cash previously paid to KADI, ii) the return of 1,043,550 ordinary shares of Borqs previously issued to the owners of KADI, and iii) payment in cash for loss of profit from KADI’s projected business of $5.3 million.

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

On December 30, 2024, the Shanghai No.2 Intermediate People’s Court upheld the arbitration decision from Hong Kong and has approved of the enforcement of the final award in favor of Borqs against KADI. The Company is working with PRC counsel on such enforcement.

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

Cash transfers from PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us or otherwise satisfy their foreign currency obligation. See “Risk Factors — Risks Related to Doing Business in China”, “Our subsidiaries in China are subject to restrictions on making dividends and other payments to it or any other affiliated company,” and “Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.”

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

Our amended and restated memorandum and articles of association have been filed with the SEC on Form 8-K on August 24, 2017. Those amended and restated articles of association contained in such filing are incorporated by reference.

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

The following discussion of British Virgin Islands and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, and other tax laws.

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

No estate, inheritance, succession or gift tax, rate, duty, levy, or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation, or other securities of the Company.

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

All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations relating to the ownership and disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their circumstances or to persons in special tax situations such as:

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and cash equivalents are categorized as passive assets, and the company’s goodwill and other unaccounted intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIEs for U.S. federal income tax purposes and based upon our current and expected income and assets (including goodwill, other unbooked intangibles, and the cash proceeds following our initial public offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

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

We will also provide, without charge to each person, including any beneficial owner of our ordinary shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Investor Relations, Borqs Technologies, Inc., Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong. Telephone number +852 5188 1864 or facsimile number +852 2114 0183.

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

Foreign Currency Exchange Rate Risk

We generate almost all of our revenue from the Connected Solutions BU in U.S. Dollars. The majority of our general and administrative expenses are in Chinese RMB Yuan and Indian Rupees. We paid for our costs of goods in either US Dollars or Chinese RMB Yuan, depending on the source of the materials and components. For accounting purposes, non-US Dollars balance sheet items are converted to US Dollars at the mean exchange rate as of the date of the balance sheet, and non-US dollar income and expense items are converted to US Dollars at the average exchange rate for the period of the reporting. We do not consider the risk of exchange rate fluctuations to be material for our results of operations, as during the year ended December 31, 2022, these foreign exchange fluctuations represented 2.7% of our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

Inflation Risk

We do business globally with international customers and suppliers. Our gross margin and operations can be adversely affected by global inflationary situations such as rising costs for raw materials, components, shipping and labor. The Company faces challenges in maintaining the profitability of operations in economies experiencing high inflation rates caused by the global COVID pandemic and political tension between Russia and Ukraine. The inflation rate in the U.S. reached 40 40-year high in the beginning of 2022. It has affected the whole world economy, including our sourcing costs and business operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See section on risk factors.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OR PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) or 15d-15(e)) as of December 31, 2024, as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, have concluded that, due to the outstanding material weakness described below, our disclosure controls and procedures are ineffective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2024. In the years ended December 31, 2023 and 2022, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

(c)	Changes in Internal Control over Financial Reporting

We identified one material weakness in internal control over financial reporting during our preparation of the financial statements for the fiscal year ended December 31, 2024 which was due to an insufficient number of accounting and financial reporting personnel with the requisite knowledge and experience in the application of U.S. GAAP and SEC requirements for financial reporting programs. The Company sought professionals to join our accounting team for U.S. GAAP and SEC financial reporting related matters. We have taken multiple steps to implement measures designed to improve our internal control over financial reporting to remediate the material weakness including hiring of a financial manager with US GAAP and SEC reporting experiences to help set up workflows for the strengthening of internal controls and preserving accuracy in preparing consolidated financial statements, and also since December 2018 to May 2024, our Chairperson of the Audit Committee, a member of the Washington State board of Accountancy since the year 1989, has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations.

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

●	Adopted an Anti-corruption Policy Supplement - The Company has adopted its Foreign Corrupt Practices Charter (the “FCPA Charter”) on August 18, 2017, and in December 2019 adopted a Global Anti-Corruption Policy Supplement to augment the FCPA Charter for addressing how Company personnel are to conduct themselves when in direct or indirect contact with government officials, as well as provide additional specific information about the anti-corruption laws in the U.S. and general guidance to compliance with anti-corruption laws.

●	Adopted an Anti-Money Laundering and Identity Verification Policy (the “AML Policy”) - It is the Audit Committee’s responsibility to ensure that the Company has appropriate procedures for the receipt, retention, and treatment regarding the Company’s Anti-Money Laundering Policies and Identity Verification Process matters. The AML Policy is intended to fulfill these responsibilities and to ensure that any such AML concerns are promptly and effectively addressed.

●	Adopted a Related Party Transaction Policy - The Related Party Transaction Policy is to be used by the Company and all of its subsidiaries to ensure that all related person transactions shall be subject to review and oversight in accordance with the procedures as set forth in the policy.

●	Established the Enterprise Risk Oversight Committee of the Board (the “Risk & Oversight Committee”) - for carrying out the responsibility of overseeing the effectiveness of risk management policies, procedures and practices implemented by management of the Corporation with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company.

●	Established the Risk and Information Security Committee of the Board (the “Risk & Security Committee”) - to assist the Board in fulfilling its oversight responsibilities by overseeing and reviewing: the Company’s internal controls to protect the Company’s information and proprietary assets, and the Company’s risk governance structure, including the Enterprise Risk Management framework, risk policies and risk tolerances.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Kaiyue Lin, an independent director and a member of our audit committee, is an “Audit Committee Financial Expert” under Section 407(d)(5) of Regulation S-K promulgated under the Securities and Exchange Act of 1934, as amended, and the corporate governance rules of the Nasdaq Stock Market. The previous Audit Committee Financial Expert, Mr. Heung Sang Addy (Dexter) Fong, became our CFO as of June 1, 2024, and the Board of Directors on the same day, elected Ms. Lin as an independent director. The Board also determined that Ms. Lin qualifies as an “Audit Committee Financial Expert” and appointed Ms. Lin as a member and the chairperson of the Audit Committee.

ITEM 16B. CODE OF ETHICS

Our Code of Business Conduct and Ethics for Employees (“Code of Ethics”) applies to all of our employees, including our chief executive officer, chief financial officer, and principal accounting officer. Our Code of Ethics is available on our corporate website, www.borqs.com. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to file a current report on Form 6-K to disclose amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Yu Certified Public Accountant, P.C. (“Yu CPA”), for the years ended December 31, 2023 and 2024:

$’000	2023	2024
Audit fees	$550	$550
Other audit service fees	$-	-
Tax review fee	$-	-
All other fees	-	-
Total fees	$550	$550

Audit fees for the years ended December 31, 2023 and 2024 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2023 and 2024, and the review of the financial statements included in our quarterly reports when we were a domestic filer, and review of documents provided in connection with our regulatory filings.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. INSIDER TRADING POLICY

The Company has an Insider Trading Policy (the “Insider Trading Policy”) in place, which is included as an exhibit herein. Under this Insider Trading Policy, every Borqs employee, contractor, consultant, and board member is prohibited from trading in Borqs stock while in possession of material nonpublic information about Borqs, and are prohibited from giving material nonpublic information about Borqs or others to anyone who might trade on the basis of that information.

This policy applies to all transactions in Borqs securities, including ordinary shares of Borqs, restricted stock units and stock options, however acquired, and any other type of securities that Borqs may issue, such as preferred stock, convertible notes, warrants, and exchange-traded options or other derivative securities.

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

ITEM 16K. CYBERSECURITY

As of the date of this annual report, our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk. The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and report material cybersecurity incidents to the board.

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include the identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. The primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with our IT department to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with IT and management. Personnel at all levels and departments are made aware of our cybersecurity policies through training.

We engage consultants or other third parties in connection with our risk assessment processes. These service providers assist us in designing and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards. We are in the process of requiring each third-party service provider to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our company.

We have not encountered cybersecurity challenges that have materially impaired our operations or financial standing. For additional information regarding risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this annual report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Yu Certified Public Account PC, is set forth on pages F-1 through F-57 and are filed as part of this annual report.

ITEM 19. EXHIBITS

	Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith	Furnished Herewith
1.1	Amended and Restated Memorandum and Articles of Association	8-K	001-37593	3.1	8/24/17
2.1	Borqs Technologies, Inc. 2017 Equity Incentive Plan, as amended	8-K	001-37593	10.10	8/24/17
2.2	Form of Warrant, dated August 18, 2017, by and between the Company and each of Warrant Holders	8-K	001-37593	10.11	8/24/17
2.3	Form of Warrant issued to Partners For Growth V, L.P.	8-K	001-37593	10.4	12/20/18
2.4	Description of Securities	20-F	001-37593	2.4	2/4/2020
4.1	Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.20	7/2/18
4.2	Subordination Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited, Borqs International Holding Corp., Spd Silicon Valley Bank Co., Ltd. and Partners for Growth V, L.P.	S-1/A	333-223034	10.21	7/2/18
4.3	Deed Of Guarantee and Indemnity, Effective as of April 30, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.22	7/2/18
4.4	Debenture, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.23	7/2/18
4.5	Deed and Charge Of Shares, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.24	7/2/18
4.6	Deed Of Guarantee and Indemnity, Effective as of April 30, 2018, by and Between Borqs Hong Kong Limited and Partners for Growth V., L.P.	S-1/A	333-223034	10.25	7/2/18
4.7	Debenture, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.26	7/2/18
4.8	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.27	7/2/18
4.9	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.28	7/2/18
4.10	Equitable Mortgage, Effective as of April 30, 2018, by and between Borqs Technologies, Inc. and Partners For Growth V, L.P.	S-1/A	333-223034	10.29	7/2/18

4.11	Waiver and Modification No. 2 To Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.30	7/2/18
4.12	Amended and Restated Registration Rights Agreement, dated August 18, 2017, by and among Pacific and certain shareholders of Pacific	8-K	001-37593	10.13	8/24/17
4.13	Share Purchase Agreement, dated January 18, 2018, by and among with Borqs Technologies, Inc. and Colmei Technology International Limited, Shenzhen Crave Communication Company, Limited, and their respective shareholders.	8-K	001-37593	99.1	1/22/18
4.14	Form of Indemnification Agreement, dated August 18, 2017, by and Borqs Technologies, Inc. and each of its directors and executive officers	10-K	001-37593	10.19	4/2/18
4.15	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.37	8/6/18
4.16	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.38	8/6/18
4.17	Amendment Agreement, Effective August 31, 2018, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.42	9/14/18
4.18	Amendment Agreement, Effective August 31, 2018, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.43	9/14/18
4.19	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.44	9/14/18
4.20	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd. Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.45	9/14/18
4.21	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.46	9/14/18
4.22	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd., Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.47	9/14/18
4.23	Loan and Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.48	9/14/18
4.24	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.49	9/14/18
4.25	Debenture, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.50	9/14/18

4.26	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.51	9/14/18
4.27	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth IV, L.P.	S-1/A	333-223034	10.52	9/14/18
4.28	Debenture, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.53	9/14/18
4.29	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.54	9/14/18
4.30	Subordination Agreement, Effective as of August 15, 2016, by and between Spd Silicon Valley Bank Co., Ltd. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.55	9/14/18
4.31	Facility Agreement for Working Capital Loans, Effective as of August 31, 2015, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.56	9/14/18
4.32	Guarantee Agreement for Corporate Guarantor, Effective as of August 31, 2015, Byand Between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.57	9/14/18
4.33	Amendment Agreement, Effective July 20, 2016, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.58	9/14/18
4.34	Amendment Agreement, Effective August 31, 2017, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.59	9/14/18
4.35	Facility Agreement for Working Capital Loan, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.60	9/14/18
4.36	Pledge Agreement Of Accounts Receivable, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.61	9/14/18
4.37	Amendment Agreement, Effective July 20, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.62	9/14/18
4.38	Amendment Agreement, Effective August 31, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.63	9/14/18
4.39	Share Purchase Agreement, dated as of December 15, 2018, by and among Borqs Technologies, Inc., Borqs Beijing, Ltd., Borqs Hong Kong Limited, Shanghai KADI Technologies Co., Ltd., KADI Technologies Limited and the selling shareholders named therein.	8-K	001-37593	10.1	12/20/18
4.40	Waiver and Modification No. 1 to Loan and Security Agreement, dated as of December 17, 2018, by and among Partners for Growth V, L.P., Borqs Hong Kong Limited, BORQS International Holding Corp. and Borqs Technologies, Inc.	8-K	001-37593	10.2	12/20/18
4.41	Promissory Note, dated December 17, 2018	8-K	001-37593	10.3	12/20/18
4.42	Amended and Restated Loan and Security Agreement, dated March 8, 2019, by and among the Company, PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.1	03/14/19

4.43	Reaffirmations of Intellectual Property Security Agreement and Joinder, dated March 8, 2019, by and among PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.4	03/14/19
4.44	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS HK and BORQS Tech HK	6-K	001-37593	10.5	03/14/19
4.45	Equity Mortgage, dated March 8, 2019, by and among PFG5, BORQS International and the Company	6-K	001-37593	10.6	03/14/19
4.46	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and BORQS Software Solutions Private Limited	6-K	001-37593	10.7	03/14/19
4.47	Custody and Control Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and Borqs Software Solutions Private Limited	6-K	001-37593	10.8	03/14/19
4.48	Securities Purchase Agreement, dated April 29, 2019, by and between the Company and Chongqing City Youtong Equity Investment Fund, Limited Liability Partnership	6-K	001-37593	10.1	05/22/19
4.49	Partial Assignment and Amendment of Backstop and Subscription Agreement, dated August 18, 2017, by and between Zhengqi, EarlyBirdCapital, Pacific and Borqs International	8-K	001-37593	10.12	8/24/17
4.50	Letter of Intent, dated January 8, 2018, by and between Borqs Technologies, Inc. and Shanghai KADI Technologies Co., Ltd.	10-K	001-37593	10.14	4/2/18
4.51	Vendor Master Services Agreement, dated July 5, 2013, by and between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	5/14/18
4.52	Vendor Master Services Agreement, dated July 5, 2013, by and Between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	7/2/18
4.53	Colmei Technology International Limited Master Manufacturing Agreement and Form of Purchase Order, dated March 6, 2017.	10-K	001-37593	10.17	4/2/18
4.54	Reliance Retail Limited Form of Purchase Order, dated November 23, 2015	10-K	001-37593	10.18	4/2/18
4.55	Exclusive Business Cooperation Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Beijing Big Cloud	S-1/A	333-223034	10.32	8/6/18
4.56	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Between Borqs Beijing Ltd. and Wang Lei	S-1/A	333-223034	10.33	8/6/18
4.57	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Wang Tun	S-1/A	333-223034	10.34	8/6/18
4.58	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Lei, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.35	8/6/18
4.59	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.36	8/6/18

4.61	Master Services Agreement for Software Development, dated February 8, 2018, by and between Cloudminds (Hong Kong) Ltd. and Borqs Hong Kong Limited.	10-Q	001-37593	10.1	11/19/18
4.63	Formal Commercial Cooperation Agreement for Mobile Communication Resale Business, dated June 5, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.63	2/4/2020
4.64	Memorandum of Understanding of Equity Transfer and Incentive, dated November 8, 2018, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinan Yuantel Communication Technology LLP	20-F	001-37593	4.64	2/4/2020
4.65	Ownership Transfer Agreement, dated February 14, 2019, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinggangshan Leiyi Venture Capital LLP	20-F	001-37593	4.65	2/4/2020
4.66	10% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.66	2/4/2020
4.67	Mobile Communication Resale Business Cooperation Agreement, dated January 10, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.67	2/4/2020
4.69	Waiver, Consent and Modification to Loan and Security Agreement, dated June 28, 2019, by and among PFG4, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.69	2/4/2020
4.70	Waiver, Consent and Modification No. 1 to Amended and Restated Loan and Security Agreement, dated June 28, 2019, by and among PFG5, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.70	2/4/2020
4.71	Supplementary Agreement 1 of the “Mobile Communication Resale Business Cooperation Agreement,” dated January 16, 2019, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.71	2/4/2020
4.72	20% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.72	2/4/2020
4.73	Engagement Letter, dated December 6, 2019, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.73	2/4/2020
4.74	Amended Engagement Letter, dated January 17, 2020, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
4.75	Strategic Cooperation Agreement, dated January 2020, by and between China National Technical & Export Corp, Genertec America Inc., and the Company	20-F	001-37593	4.75	2/4/2020
4.76	Loan Agreement of November 27, 2020 with Run He	20-F	001-37593	4.76	4/26/2021
4.77	Settlement Agreement with LMFA Financing, LLC, Of December 14, 2020	20-F	001-37593	4.77	4/26/2021

4.78	Loan Agreement of December 30, 2020 with American West Pacific International Investment Corporation	20-F	001-37593	4.78	4/26/2021
4.79	Settlement Agreement with Growth V, L.P. of February 11, 2021	20-F	001-37593	4.79	4/26/2021
4.80	Form of Securities Purchase Agreement.	20-F	001-37593	4.80	4/26/2021
4.81	Form of Convertible Note.	20-F	001-37593	4.81	4/26/2021
4.82	Form of Warrant.	20-F	001-37593	4.82	4/26/2021
4.83	Form of Registration Rights Agreement.	20-F	001-37593	4.83	4/26/2021
4.84	YT Ownership Transfer Agreement, dated September 1, 2020, by and among Fengbin Tian, Beijing Big Cloud Century Network Technology Company, Limited, and Jinggangshan Leiyi Venture Capital Partnership Enterprise, Limited	20-F	001-37593	4.77	9/30/2020
4.85	Membership Interest Purchase Agreement	F-1	333-259856	10.32	11/04/2021
4.86	Limited Liability Company Agreement	F-1	333-259856	10.33	11/04/2021
4.87††	National Security Agreement, dated March 16, 2023, by and among Borqs Technologies, Inc., Holu Hou Energy, LLC and the U.S. Government	20-F	001-37593	4.87	05/14/2024
4.88††	Share Purchase Agreement, dated April 8, 2025	6-K	001-37593	99.2	04/14/2025
8.1	List of Subsidiaries	20-F	001-37593	8.1	05/14/2024
11.1	Insider trading policy of the Company	20-F	001-37593	11.1	05/15/2023
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002.	20-F				X
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002.	20-F				X
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.	20-F					X
15.1	Consent of Independent Auditor					X
101.INS	Inline XBRL Instance Document.					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

††	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that Borqs Technologies, Inc. treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BORQS TECHNOLOGIES, INC.

By:	/s/ Pat Sek Yuen Chan
Name:	Pat Sek Yuen Chan
Title:	Chairman & Chief Executive Officer

Date: May 15, 2025

BORQS TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Borqs Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Borqs Technologies, Inc. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), as of December 31, 2024 and 2023, the related consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of shareholders' (deficit) equity, and consolidated statements of cash flows, for each of the three years ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows, for each of the three years ended December 31, 2024, in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Group has continued to incur significant losses, and has not yet generated positive working capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter – Disposal of Certain Business

As described in Note 1(c) and Note 22 to the financial statements, on April 9, 2025, the Group disposed of certain hardware and software services business. This transaction was a significant subsequent event, and it represented a significant disposition of the Group’s operations and may affect the Group’s future results of operations and financial position. As of December 31, 2024, and 2023, the Group classified related assets and liabilities as held for sale and reported in discontinued operation.

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

Critical Audit Matters

The critical audit matters communicated below are the matters, arising from the current audit of the consolidated financial statements, which were communicated or required to be communicated to the audit committee, and that (i) related to accounts or disclosures which are material to the consolidated financial statements, and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

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

The Group has prepared future cash flow forecasts which involved judgement and estimation of key variables such as planned fund-raising activities, planned capital expenditures, future production volumes and market conditions with future economic conditions, including effects of key events including convertible notes and disposal of the Group’s certain hardware and software services business as described in Note 12 and Note 1(c).

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

New York, New York
May 15, 2025

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2023	2024
		$	$
ASSETS
Current assets:
Cash and cash equivalents		800	2,032
Restricted cash		26	26
Time deposits	(5)	3,496	3,377
Accounts receivable, net (net of allowance of $12,796 and $nil as of December 31, 2023 and 2024, respectively)		218	116
Prepaid expenses and other current assets, net (net of allowance of $405 and $392 as of December 31, 2023 and 2024, respectively)	(6)	5,643	6,747
Current assets held for sale	(1)	7,957	11,057

Total current assets		18,140	23,355

Non-current assets:
Property and equipment, net	(8)	318	7
Right of use asset	(7)	442	216
Deferred tax assets	(15)	-	-
Non-current assets held for sale	(1)	2,532	1,831

Total non-current assets		3,292	2,054

Total assets		21,432	25,409

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2023	2024
		$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable		6,756	5,388
Accrued expenses and other payables	(11)	19,438	15,295
Contract liabilities		1,251	1,299
Lease liabilities – current	(7)	140	179
Short-term bank and other borrowings	(10)	424	417
Convertible notes	(12)	2,680	-
Current liabilities held for sale	(1)	2,330	4,337

Total current liabilities		33,019	26,916

Non-current liabilities:
Unrecognized tax benefits	(15)	-	-
Deferred tax liabilities	(15)	-	-
Lease liabilities – non-current	(7)	182	-
Non-current liabilities held for sale	(1)	2,663	2,091

Total non-current liabilities		2,845	2,091

Total liabilities		35,864	29,007

Commitments and contingencies

Shareholders’ deficit:
Ordinary shares (no par value; unlimited shares authorized; 28,866,017 shares and 28,970,077 shares issued and outstanding as of December 31, 2023 and 2024, respectively*)		-	-
Additional paid-in capital		345,338	330,016
Subscriptions receivable		(25,514)	(16,091)
Statutory reserve		1,901	1,901
Accumulated deficit		(331,539)	(314,842)
Accumulated other comprehensive loss		(3,806)	(4,389)

Total Borqs Technologies, Inc. shareholders’ deficit		(13,620)	(3,405)

Noncontrolling interest		(812)	(193)

Total shareholders’ deficit		(14,432)	(3,598)

Total liabilities, noncontrolling interest and shareholders’ deficit		21,432	25,409

*	Giving retroactive effect to the one-for-sixteen reverse split on June 27, 2022 and one-for-twelve reverse split on October 10, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2022	2023	2024
		$	$	$
Net Revenues:
Software		1,746	1,516	1,601
Hardware		39,457	19,051	26,112

Total net revenues		41,203	20,567	27,713

Software		(393)	(678)	(379)
Hardware		(35,272)	(16,019)	(21,548)

Total cost of revenues		(35,665)	(16,697)	(21,927)

Total gross profit		5,538	3,870	5,786

Operating expenses:
Sales and marketing expenses		(314)	(494)	(534)
General and administrative expenses		(5,438)	(11,084)	(6,465)
Research and development expenses		(3,383)	(3,658)	(2,321)

Total operating expenses		(9,135)	(15,236)	(9,320)

Other operating income		148	22	396

Operating loss		(3,449)	(11,344)	(3,138)

Interest income		24	60	9
Interest expense		(11,644)	(1,271)	(1,257)
Other income		214	617	4,225
Other expense		(2,123)	(140)	(210)
Gain on debt settlement	(18(d))	217	176	-
Loss related to equity financing	(18(b))	(3,669)	(14,156)	-
(Loss) gain on additional compensation to HHE	(4(a))	(5,950)	(5,400)	5,950
Loss on deconsolidation of a subsidiary	(4(c))	(3,610)	-	-
Gain on deconsolidation of a subsidiary		-	-	12,564
Loss on repurchase of convertible notes		-	-	(600)
Foreign exchange (loss) gain		(1,495)	1,163	(73)

(Loss) income from continuing operations, before income taxes		(31,485)	(30,295)	17,470

Income tax (expense) benefit	(15)	(1)	2,084	(8)

Net (loss) income from continuing operations		(31,486)	(28,211)	17,462

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2022	2023	2024
		$	$	$
Discontinued operations
(Loss) income from operations of discontinued entities		(7,316)	2,368	(4)

Income tax expense		(59)	(1,078)	(135)

Net (loss) income on discontinued operations		(7,375)	1,290	(139)

Net (loss) income		(38,861)	(26,921)	17,323

Net (loss) income attributable to noncontrolling interest – continuing operations		(190)	(454)	626
Net (loss) income attributable to noncontrolling interest – discontinued operations		(4,639)	-	-
Less: net (loss) income attributable to noncontrolling interest		(4,829)	(454)	626

Net (loss) income attributable to Borqs Technologies, Inc.		(34,032)	(26,467)	16,697

Net (loss) income attributable to ordinary shareholders		(34,032)	(26,467)	16,697

Net (loss) income per share from continuing operations attributable to Borqs Technologies, Inc.
(Loss) income per share—Basic *:		(16.36)	(2.13)	0.55
(Loss) income per share—Diluted *:		(16.36)	(2.13)	0.55

Net (loss) income per share from discontinued operations attributable to Borqs Technologies, Inc.
Loss per share—Basic *:		(1.43)	0.10	(0.00)
Loss per share—Diluted *:		(1.43)	0.10	(0.00)

Net (loss) income per share attributable to Borqs Technologies, Inc.
(Loss) income per share—Basic *:		(17.79)	(2.03)	0.55
(Loss) income per share—Diluted *:		(17.79)	(2.03)	0.55

Number of ordinary shares used in earnings per share computation:
Weighted-average number of ordinary shares used in calculating continuing operations—basic *		1,912,591	13,059,041	30,461,758
Weighted-average number of ordinary shares used in calculating continuing operations—diluted *		1,912,591	13,059,041	30,461,758

Weighted-average number of ordinary shares used in calculating discontinued operations—basic *		1,912,591	13,059,041	30,461,758
Weighted-average number of ordinary shares used in calculating discontinued operations—diluted *		1,912,591	13,059,041	30,461,758

*	Giving retroactive effect to the one-for-sixteen reverse split on June 27, 2022 and one-for-twelve reverse split on October 10, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2022	2023	2024
		$	$	$
Net (loss) income		(38,861)	(26,921)	17,323
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments, net of tax of nil		(1,456)	(262)	(244)
Other comprehensive income (loss), net of tax of nil		(1,456)	(262)	(244)
Comprehensive (loss) income		(40,317)	(27,183)	17,079
Less: comprehensive (loss) income attributable to noncontrolling interest		76	18	14
Comprehensive (loss) income attributable to Borqs Technologies, Inc.		(40,393)	(27,201)	17,065

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2022	850,768	-	262,271	(15,287)	1,901	(1,091)	(271,040)	(23,246)	5,960	(17,286)
Consolidated net loss	-	-	-	-	-	-	(34,032)	(34,032)	(4,829)	(38,861)
Foreign exchange difference	-	-	-		-	(2,421)	-	(2,421)	-	(2,421)
Loan conversion with ordinary shares (Note 18(d))	28,247	-	1,139	-	-	-	-	1,139	-	1,139
Issuance of ordinary shares as collateral (Note18(c))	83,633	-	2,760	(2,760)	-	-	-	-	-	-
Shares conversion of convertible notes (Note 12)	1,610,386	-	28,692	-	-	-	-	28,692	-	28,692
Warrants exercised into shares (Note 12)	1,446,721	-	-	-	-	-	-	-	-	-
Issuance of warrants associated with convertible notes (Note 12)	-	-	6,069	-	-	-	-	6,069	-	6,069
Shares issued for additional acquisition cost to HHE (Note 4(a))	416,667	-	5,950	-	-	-	-	5,950	-	5,950
Capital injection from non-controlling shareholders of a subsidiary (Note 18(i))	-	-	-	-	-	-	-	-	437	437
Deconsolidation of a subsidiary (Note 4(c))	-	-	-	-	-	-	-	-	(1,926)	(1,926)
Settlement of equity financing (Note 18(b))	-	-	-	3,669	-	-	-	3,669	-	3,669
Share-based compensation (Note 14)	328,798	-	3,386	-	-	-	-	3,386	-	3,386

Balance as of December 31, 2022	4,765,219	-	310,267	(14,378)	1,901	(3,512)	(305,072)	(10,794)	(358)	(11,152)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2023	4,765,219	-	310,267	(14,378)	1,901	(3,512)	(305,072)	(10,794)	(358)	(11,152)
Consolidated net loss	-	-	-	-	-	-	(26,467)	(26,467)	(454)	(26,921)
Foreign exchange difference	-	-	-		-	(294)	-	(294)	-	(294)
Debt equity conversion settlement (Note 18(d))	771,605	-	1,574	-	-	-	-	1,574	-	1,574
Issuance of ordinary shares as collateral (Note18(c))	443,294	-	1,321	(1,321)	-	-	-	-	-	-
Issuance of ordinary shares for a project (Note18(i))	166,667	-	392	(392)	-	-	-	-	-	-
Shares conversion of convertible notes (Note 12)	94,003	-	500	-	-	-	-	500	-	500
Warrants exercised into shares (Note 12)	3,127,762	-	-	-	-	-	-	-	-	-
Issuance of warrants associated with convertible notes (Note 12)	-	-	629	-	-	-	-	629	-	629
Shares issued to HHE (Note 4(a))	1,916,667	-	9,423	(9,423)	-	-	-	-	-	-
Settlement of equity financing (Note 18(b))	4,668,704	-	13,463	-	-	-	-	13,463	-	13,463
Share-based compensation (Note 14)	12,912,096	-	7,769	-	-	-	-	7,769	-	7,769

Balance as of December 31, 2023	28,866,017	-	345,338	(25,514)	1,901	(3,806)	(331,539)	(13,620)	(812)	(14,432)

*	Giving retroactive effect to the one-for-sixteen reverse split on June 27, 2022 and one-for-twelve reverse split on October 10, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares *	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2024	28,866,017	-	345,338	(25,514)	1,901	(3,806)	(331,539)	(13,620)	(812)	(14,432)
Consolidated net loss	-	-	-	-	-	-	16,697	16,697	626	17,323
Foreign exchange difference	-	-	-		-	(583)	-	(583)	-	(583)
Warrants exercised into shares (Note 12)	1,460,493	-	-	-	-	-	-	-	-	-
Disposal of a subsidiary (Note 4 (b))	-	-	-	-	-	-	-	-	(7)	(7)
Cancellation of shares issued to HHE (Note 4(a))	(2,406,433)	-	(15,373)	9,423	-	-	-	(5,950)	-	(5,950)
Share-based compensation (Note 14)	1,050,000	-	51	-	-	-	-	51	-	51

Balance as of December 31, 2024	28,970,077	-	330,016	(16,091)	1,901	(4,389)	(314,842)	(3,405)	(193)	(3,598)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2022	2023	2024
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income		(38,861)	(26,921)	17,323
Adjustments to reconcile net loss to net cash used in operating activities:
(Reversal of provision) provision on accounts receivables & other current assets		(20)	(501)	15
Depreciation of property and equipment		376	424	403
Amortization of intangible assets		1,427	-	-
Amortization of right of use asset		537	928	850
Loss on disposal of property and equipment		-	7	70
Loss on repurchase of convertible notes		-	-	600
Deferred income tax (benefits) expenses		(55)	783	84
Interest expense related to debt discount	(12)	11,387	700	770
Share-based compensation expenses	(14)	2,782	6,817	5
Loss (gain) on debt settlement	(18(d))	(217)	(176)	-
Non-employee share-based compensation expenses	(14)	604	952	46
Loss on additional compensation to HHE	(4(a))	5,950	5,400	-
Gain on cancellation of shares compensation to HHE		-	-	(5,950)
Gain on disposal of HHE		-	-	(12,590)
Gain on debt forgiveness		-	-	(4,748)
Loss related to equity financing	(18(b))	3,669	14,156	-
Loss from deconsolidation of HHE	(4(c))	3,610	-	-
Changes in operating assets and liabilities, net of the effects of an acquisition:
Accounts receivable		(1,052)	1,128	(3,723)
Inventories		1,982	679	1,496
Contract assets		1,485	-	-
Prepaid expenses and other current assets		6,343	351	(630)
Other non-current assets		-	-	-
Accounts payable		(1,379)	(218)	4,137
Accrued expenses and other payables		(3,673)	(5,501)	(1,306)
Advances from customers and contract liabilities		2,107	(2,699)	1,299
Amounts due to related parties		(1,766)	(3)	-
Deferred revenues		9	-	(8)
Long-term payable		(252)	(417)	-
Income tax payable		(392)	208	(161)
Unrecognized tax benefit		-	(1,990)	-
Lease liabilities		(109)	(896)	(751)
Other non-current liabilities		(15)	-	-

Net cash used in operating activities		(5,523)	(6,789)	(2,769)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(718)	(250)	(114)
Cash disposed of from deconsolidation of HHE		(1,117)	-	-
Investment in time deposit		(1,436)	(2,060)	(3,377)
Receipt of time deposit from banks		-	-	3,496
Investment in convertible bond and cash loan		(100)	-	-
Proceeds from disposal of HHE		-	-	9,890
Additional compensation payment to a former subsidiary	(4(a))	-	(2,700)	-

Net cash (used in) generated from investing activities		(3,371)	(5,010)	9,895

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated)

	Note	2022	2023	2024
		$	$	$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank and other borrowings		155	424	-
Repayments of short-term bank and other borrowings		(579)	-	-
Proceeds from long-term bank and other borrowings		112	-	-
Repayments of long-term bank and other borrowings		(1)	-	-
Proceeds from issuance of convertible notes	(12)	15,075	1,418	-
Repurchase of convertible notes	(12)	-	-	(4,050)
Proceeds from non-controlling shareholders of a subsidiary	(18(i))	138	-	-
Net cash generated from (used in) financing activities		14,900	1,842	(4,050)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash		(2,594)	(307)	(591)

Net increase (decrease) in cash and cash equivalents and restricted cash		3,412	(10,264)	2,485
Cash and cash equivalents and restricted cash at the beginning of year		7,925	11,337	1,073

Cash and cash equivalents and restricted cash at the end of year		11,337	1,073	3,558
Less: cash and cash equivalents and restricted cash of discontinued operations at the end of year		3,029	247	1,842

Cash and cash equivalents and restricted cash of continuing operations at the end of year		8,308	826	1,716

Reconciliation of cash and cash equivalents and restricted cash of the continuing operations
Cash and cash equivalents of continuing operations at the end of year		8,283	800	1,690
Restricted cash of continuing operations at the end of year		25	26	26
Total cash and cash equivalents and restricted cash of continuing operations		8,308	826	1,716

Reconciliation of cash and cash equivalents and restricted cash of the discontinued operations
Cash and cash equivalents of discontinued operations at the end of year		3,022	247	1,842
Restricted cash of discontinued operations at the end of year		7	-	-
Total cash and cash equivalents and restricted cash of discontinued operations		3,029	247	1,842

		For the years ended December 31,
	Notes	2022	2023	2024
		$	$	$
Supplemental disclosures of cash flow information:
Interest paid		(232)	(281)	(301)
Interest received		24	51	9
Income tax paid		(254)	-	(101)
Cash paid included in the measurement of lease liabilities		(678)	(881)	(843)
Supplemental schedule of non-cash activities:
Loan conversion with ordinary shares	(18(d))	1,250	-	-
Conversion of convertible notes	(12)	28,692	500	-
Issuance of shares for increase in subscription receivable	(4(a))	2,760	11,136	-
Cancellation of shares for decrease in subscription receivable	(4(c))	-	-	9,423
Debt settlements by issuance of ordinary shares	(18(d))	-	1,321	-

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

As the Group’s sales have been negatively impacted by the pandemic in 2020, the Group cut back the operational costs by reduction of approximately 20% of the workforce in India and 40% of headcount in China. The Group constantly evaluates the financial position according to changes in the international business environment and depending on the forecast of orders from customers in the near future, the Group may further reduce staffing as necessary.

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

(c) On November 11, 2024, the Group announced that Sasken Technologies Limited (“Sasken”), a leading global product engineering and digital transformation services company based in India the intent to acquire the Group’s certain hardware and software services business. As of December 31, 2023 and 2024, the Group classified related assets and liabilities as held for sale and reported in discontinued operation.

The following tables represent the financial information of the business classified as discontinued operations as of December 31, 2023 and 2024, and for the years ended December 31, 2022, 2023 and 2024 before eliminating the intercompany balances and transactions between the entities held for sale and other entities within the Group:

	As of December 31,
	2023	2024
Carrying amounts of major classes of assets included as part of the assets held for sale	$	$
Cash and cash equivalents	247	1,500
Accounts receivable, net	2,145	5,961
Prepaid expenses and other current assets, net	2,009	1,536
Inventories, net	3,556	2,060

Total current assets	7,957	11,057

Non-current assets:
Property and equipment, net	528	461
Right of use asset	1,960	1,273
Deferred tax assets	44	97

Total non-current assets	2,532	1,831

Total assets	10,489	12,888
Carrying amounts of major classes of liabilities included as part of the assets held for sale
Current liabilities:
Accounts payable	97	3,386
Accrued expenses and other payables	642	227
Lease liabilities – current	632	670
Amount due to related parties	743	-
Income tax payable	216	54

Total current liabilities	2,330	4,337

Non-current liabilities:
Deferred tax liabilities	1,312	1,449
Lease liabilities – non-current	1,351	642
Total non-current liabilities	2,663	2,091

Total liabilities	4,993	6,428

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

	For the years ended December 31,
	2022	2023	2024
	$	$	$
Net Revenues:	11,334	11,479	11,098
Cost of revenues	(5,756)	(7,256)	(8,594)

Total gross profit	5,578	4,223	2,504

Operating expenses:
Sales and marketing expenses	(27)	-	-
General and administrative expenses	(1,748)	(1,928)	(2,435)
Research and development expenses	(1,140)	(1,238)	(1,257)

Total operating expenses	(2,915)	(3,166)	(3,692)

Operating income (loss)	2,663	1,057	(1,188)

Interest income	23	3	261
Interest expense	(88)	-	-
Other income	26	17	884
Foreign exchange (loss) gain	(24)	1,291	39
Income (loss) from discontinued operation, before income taxes	2,600	2,368	(4)

Income tax expense	(59)	(1,078)	(135)

Income (loss) from discontinued operations	2,541	1,290	(139)

	For the years ended December 31,
	2022	2023	2024
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	2,541	1,290	(139)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	185	229	178
Deferred income tax expenses (benefits)	(55)	783	84
Gain on debt forgiveness by a related party	-	-	(737)
Changes in operating assets and liabilities	(1,062)	(1,314)	2,199

Net cash generated from operating activities	1,609	988	1,585

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(504)	(225)	(108)
Investment in time deposit	-	(3,496)	(3,377)
Receipt of time deposit from banks	-	-	3,496

Net cash (used in) provided by investing activities	(504)	(3,721)	11

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash generated from financing activities	-	-	-

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(451)	(49)	(343)
Net increase (decrease) in cash and cash equivalents and restricted cash	654	(2,782)	1,253
Cash and cash equivalents and restricted cash at the beginning of year	2,375	3,029	247

Cash and cash equivalents and restricted cash at the end of year	3,029	247	1,500

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

(d) As of December 31, 2021, the Group classified the HHE as held for sale and reported in discontinued operation (see Note 4(c) for details).

The following tables represent the financial information of HHE classified as discontinued operations as of December 31, 2022 before the deconsolidation of HHE, and for the years ended 2022 before eliminating the intercompany balances and transactions between HHE and other entities within the Group:

2022 Deconsolidation Date
$
Carrying amounts of major classes of assets included as part of the assets held for sale
Cash and cash equivalents	1,117
Inventories, net	973
Prepaid expenses and other current assets, net	31

Current assets held for sale	2,121

Property and equipment, net	45
Intangible assets, net	3,949
Goodwill	12,208
Contract assets	-

Non-current assets held for sale	16,202
Total assets of HHE classified as held for sale	18,323

Carrying amounts of major classes of liabilities included as part of liabilities held for sale
Accounts payable	1,755
Accrued expenses and other payables	218
Contract liabilities - current	6,567
Amount due to related parties	-
Short-term borrowings	851

Current liabilities held for sale	9,391

Long-term borrowings	472
Deferred tax liabilities	1,143

Non-current liabilities held for sale	1,615
Total liabilities of HHE classified as held for sale	11,006

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

For the years ended December 31, 2022
$
Net revenues	4,034
Cost of revenues	(8,160)

Total gross profit	(4,126)

Operating expenses:
Sales and marketing expenses	(142)
General and administrative expenses	(4,044)

Total operating expenses	(4,186)

Operating loss	(8,312)

Interest expense, net	(343)
Other expense	(1,261)

Loss from discontinued operation, before income taxes	(9,916)

Income tax benefit (expense)	-

Loss from discontinued operations	(9,916)

For the years ended December 31, 2022
$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(9,916)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	479
Changes in operating assets and liabilities	7,489

Net cash used in operating activities	(1,948)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	(66)

Net cash used in investing activities	(66)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shareholders	1,487
Proceeds from short-term and other borrowings	155
Repayments of short-term and other borrowings	(218)
Proceeds from long-term and other borrowings	112
Repayments of long-term and other borrowings	(2)

Net cash generated from financing activities	1,534

Net increase (decrease) in cash and cash equivalents and restricted cash	(480)

Cash and cash equivalents and restricted cash at beginning of year	1,597

Cash and cash equivalents and restricted cash at end of year	1,117

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b) Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2024, the Group had cash and cash equivalents of $2.0 million and restricted cash of $0.03 million and a negative working capital of $3.3 million and has generated a net income from continuing operations of $17.5 million and cash inflows of $2.5 million for the year then ended.

The Group’s cash level at December 31, 2024, was not adequate for operations in the 2025 fiscal year and financing was needed; and the due to the COVID-19 pandemic, negative effects from slow collection from receivables and significant cancellation of otherwise signed purchase orders from customers were observed as early as January 2020. The Group has experienced reductions of orders due to effects of the COVID-19 in 2022 and the slowdown of China’s macroeconomy since the re-opening in December 2022. Affected by these matters, the number and amounts of purchases from the Group’s business customers have been reduced.

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

(c) Principles of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries and Consolidated VIEs, for which, the Group is the primary beneficiary. All significant inter-company transactions and balances between the Group, its subsidiaries and the Consolidated VIEs are eliminated upon consolidation. Results of its subsidiaries and its Consolidated VIEs are consolidated from the date on which control is transferred to the Company.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in Note 1 (c) and (d).

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

Restricted cash as of December 31, 2023 and 2024 mainly represents the cash frozen by a bank as credit card deposit.

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

Movement of the allowance for doubtful accounts for accounts receivable and contract assets is as follows:

	Year ended December 31,
	2023	2024
	$	$
Balance as of January 1	12,806	12,796
(Reversal of provision) Provisions for doubtful accounts	-	-
Write offs	-	(12,752)
Changes due to foreign exchange	(10)	(44)
Balance as of December 31	12,796	-

Movement of the allowance for other receivables in prepaid expenses and other current assets (See Note 6), is as follows:

	Year ended December 31,
	2023	2024
	$	$
Balance as of January 1	11,367	405
(Reversal of provision) provisions for doubtful accounts	(491)	4
Write offs	(10,461)	(28)
Changes due to foreign exchange	(10)	11
Balance as of December 31	405	392

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The impairment loss of long-lived assets was $nil, $nil and $nil for the years ended December 31, 2022, 2023 and 2024, respectively, based on the impairment tests performed.

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

For the sales derived from software development project in which the customer’s contract specifies the technical requirements of the software product, the Group recognizes revenue in accordance with the satisfaction of each performance obligation. For the performance obligation of the delivery of the software product, the Group recognizes the revenue at the point of time, upon the customers sign off the acceptance. For the performance obligation of the completion of PCS Period, the Group recognizes the revenue over the period of the PCS Period.

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

	2025	2026	2027
	(US$ in thousands)
Software development service	-	-	-
Hardware product sales	1,289	-	-

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

(y) Contract Liabilities

Contract liabilities primarily relate to multiple element arrangements for which billing has occurred but transfer of control of all elements to the customer has either partially or not occurred at the balance sheet date. This includes cash received from customers for services or products in advance of the transfer of control. For the year ended December 31, 2024, the Group recognized revenue of $nil that was included in the advances from customers and deferred revenue at January 1, 2024. For the year ended December 31, 2023, the Group recognized revenue of $3,093 that was included in the advances from customers and deferred revenue at January 1, 2023.

(z) Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of long-lived assets, amortization of acquired intangible asset, payroll and other related costs of operations.

(aa) Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to nil, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively for the Group’s continuing operation.

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

(gg) Subscriptions receivable

As of December 31, 2024, subscriptions receivable included investment amounts in the form of (i) ownership of KADI that has been contemplated to be sold to the Group in exchange for shares of the Group of $5,217. (ii) escrow shares to Samsung in the year 2019, 2022 and 2023 as security for arbitration compensation of $10,482, and (iii) shares issued for a project to an advisor of $392. As of December 31, 2023, subscriptions receivable included investment amounts in the form of (i) ownership of KADI that has been contemplated to be sold to the Group in exchange for shares of the Group of $5,217. (ii) escrow shares to Samsung in the year 2019, 2022 and 2023 as security for arbitration compensation of $10,482. (iii) shares issued to a former subsidiary of $9,423, and (iv) shares issued for a project to an advisor of $392. Since the shares in all these cases have already been issued, these items were recorded as subscriptions receivable on the equity section of the Group’s consolidated balance sheets as of December 31, 2024 and 2023, respectively.

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

(jj) Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Group’s consolidated financial position, results of operations, or cash flows. In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise that engages in business activities about which separate discrete financial information and operating results is the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer (“CEO”).

The Group historically had two operating segments, namely Connected Solution and Solar Power Solutions, which related to HHE’s business as the Group’s chief executive officer, who has been identified as the Group’s chief operating decision maker (“CODM”) reviews the operating results of the two difference service lines in order to allocate resources and assess performance for the Group. As discussed in Note 1(d), HHE, which identified Solar Power Solutions, a separate segment was deconsolidated on December 31, 2022. As of December 31, 2024 and 2023, the Group operates in one reportable segment, which is the Connected Solutions. The CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net income (loss). There is no reconciling items or adjustments between segment income (loss) and net income (loss) as presented in our statements of operations. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

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

(ll) (Loss) income per share

(Loss) income per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. As the participating securities do not share the losses of the Group, the computation of basic earnings per share using two-class method is not applicable when the Group is at a net loss position. Diluted (loss) earnings per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method and shares issuable upon the exercise of the Group’s warrant using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(mm) Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. This standard was issued in response to the SEC’s disclosure update and simplification initiative, which affects a variety of topics within the Accounting Standards Codification. The amendments apply to all reporting entities within the scope of the affected topics unless otherwise indicated. This ASU will become effective for each amendment on the date on which the SEC removes the related disclosure from its regulations. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Group is currently evaluating the impact of adopting this ASU.

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

Recently adopted accounting pronouncements

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. In November 2023, the FASB issued ASU No. 2023 - 07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this ASU retrospectively on December 31, 2024.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations, cash flows, and disclosures.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

(a) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, time deposits, accounts receivable and accounts receivable from related parties. As of December 31, 2023 and 2024, the aggregate amount of cash and cash equivalents and restricted cash from continuing operations were $826 and $2,058, respectively. As of December 31, 2023 and 2024, the aggregate amount of cash and cash equivalents and restricted cash of $401 and $425 respectively, were held at major financial institutions located in the PRC, and $425 and $1,633, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

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

(i) Customer concentration risk – the Group’s main operations are dependent upon a few customers, with one particularly large customer representing 50.61% of the Group’s net revenues during the year ended December 31, 2024. It is always considered at least reasonably possible that any customer can be lost in the near time. There is no guarantee that the large customer will continue to place orders with the Group or award similar volume of business to the Group. The Group’s top five customers accounted for 96.5%, 98.4% and 91.6% of our net revenues in the years ended December 31, 2022, 2023 and 2024, respectively.

The accounts receivable from the largest single customer accounted for 65% and 95% of the Group’s total accounts receivable for the years ended December 31, 2023 and 2024, respectively.

(ii) Product concentration and geography concentration risks –For the fiscal year of 2022, approximately 96.5% of the Group’s net revenues was focused on the handset mobile device. For the fiscal year of 2023, approximately 91.3% of the Group’s net revenues was focused on the handset mobile device. For the fiscal year of 2024, approximately 93.4% of the Group’s net revenues was focused on the handset mobile device. There is no guarantee that this product type will continue to have demand in the fast-changing telecom industry or that the Group can continue to feasibly compete as a designer and manufacturer of such products.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (CONTINUED)

(iii) Business supplier risk

For the Group’s continuous operations, the Group’s top five suppliers accounted for 52.9% and 43.8% of our cost of goods sold in the years ended December 31, 2023 and 2024, respectively.

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

The exchange rates used to translate amounts in RMB into US$ for the purposes of preparing the consolidated financial statements are as follows:

	As of December 31,
	2023	2024
Balance sheet items, except for equity accounts	7.0827	7.1884

	Years ended December 31,
	2023	2024
Items in the statements of operations and comprehensive loss	7.0464	7.1217

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

During the year ended December 31, 2023, the Group recorded $5,400 loss of additional compensation to HHE as the Company signed amendment agreement with HHE and agreed to pay total of $5,400 cash compensation to the former subsidiary. As of December 31, 2023, $2,700 has been paid and the remaining $2,700 was included in other payables (see Note 11).

In March 2024, the Group completed the divestment of all of its interest in Holu Hou Energy LLC (Note 4(c)), adhering to the requirements from the Commission on Foreign Investment in the United States. Further, the Group has agreed with HHE to cancel all the shares issued to HHE included 73,099, 416,666 and 1,916,667 shares issued during the year ended December 31, 2022, 2023 and 2024, respectively.

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

See Note 4(c) below for the deconsolidation of HHE during the year ended December 31, 2022.

(b)	Disposal of Borqs KK (“BKK”) during the year ended December 31, 2024

In November 2024, the Group ceased operation in Borqs KK (“BKK”) a 60% majority owned subsidiary. Since the date of loss of control BKK was deconsolidated from the Group’s financial statements. A gain of $4 was recognized during the year ended December 31, 2024.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

5.	TIME DEPOSITS

As of December 31, 2023 and 2024, the Group’s time deposit represents a bank deposit has original maturity with one year in one of the Group’s subsidiaries.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2023	2024
	$	$
Staff advances	110	67
Prepayment for products	226	525
Advance to OEMs	4,004	3,945
Rental and other deposits	46	27
VAT recoverable	725	899
Receivable from an export/import agent	20	-
Investment of convertible bond	338	438
Cash loan	100	100
Prepayment for debt settlement	-	1,000
Others	479	138
	6,048	7,139
Less: provision	(405)	(392)

	5,643	6,747

Provisions were $405 and $392 as of December 31, 2023 and 2024, respectively. The Group reviews staff advances, rental and other deposits, receivable from an agent and other for expected credit loss. The Group determined the allowance based on known troubled accounts, historical experience, and other currently available evidence.

7.	LEASE

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through 2025. As of December 31, 2023 and 2024, the Group’s operating leases had a weighted average discount rate of 4.75% and 4.75%, respectively. Weighted-average remaining lease term for the year ended December 31, 2023 and 2024 were 2.0 years and 1.0 years, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

7.	LEASE (CONTINUED)

Operating lease cost for the year ended December 31, 2024 was $234, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2024 was $85. Operating lease cost for the year ended December 31, 2023 was $483, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2023 was $27. Operating lease cost for the year ended December 31, 2022 was $450, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2022 was $46.

Cash paid for amounts included in the measurement of operating lease liabilities was $536, $484 and $150 for the year ended December 31, 2022, 2023 and 2024, respectively.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2023	2024
	$	$
At cost:
Computer and network equipment	263	12
Office equipment	499	66
Motor vehicles	61	-
Production equipment	464	216
	1,287	294
Less: accumulated depreciation	(969)	(287)

	318	7

Depreciation expense from continuing operations was $143, $184 and $208 for the years ended December 31, 2022, 2023 and 2024, respectively. Certain fully depreciated computer equipment, motor vehicles and office equipment were disposed in the year 2023.

	For the years ended December 31,
	2022	2023	2024
	$	$	$
Cost of revenues	-	85	79
General and administrative expenses	143	99	129

	143	184	208

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

9.	LONG-TERM INVESTMENTS

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

10.	BANK AND OTHER BORROWINGS

Bank and other borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2023	2024
	$	$
Short-term bank and other borrowings	424	417
Total borrowings	424	417

The outstanding balances as of December 31, 2024 and 2023 represented a loan borrowed by one of the Group’s subsidiaries. A subsidiary has entered into a short-term loan with 5.0% interest rate with the financial institution. As of December 31, 2024, the balance of this loan amounted to $417.

11.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2023	2024
	$	$
Payroll and welfare payable	1,494	1,490
VAT, and other taxes payable	84	180
Payables for office supply and utilities	89	58
Payables for purchase of property and equipment	48	47
Professional service fees	562	250
Payables for share purchase consideration (Note 9)	10,000	10,000
Payables for Samsung arbitration compensation (Note 18(c))	79	-
Advance from customers	2,947	2,327
Payable related to a lawsuit	410	-
Payable to a former subsidiary (Note 4(a))	2,700	-
Interest payable related to an equity financing (Note 18(b))	693	693
Others	332	250
	19,438	15,295

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

12.	CONVERTIBLE NOTES

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

In May 2024, $1.95 million of May 2022 Notes expired and the Group fully repaid to the investors.

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

During the year ended December 31, 2024, none of August 2023 Notes have been converted into ordinary shares. 175,565 warrants were exercised into 1,460,493 ordinary shares on a cashless basis.

On March 9, 2024, the Group repurchased the $1.5 million August 2023 Notes and unexercised warrants from the investor in an amount of $2.2 million.

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

The fair values of the convertible notes are determined by the optimized value derived from valuation of straight debt and valuation of convertible debt. The assumptions include the following:

	Coupon rate	Risk-free interest rate	Volatility	Bond yield

February 25, 2021 Notes ($6.67 million)	8%	0.13%	196%	28%
April 14, 2021 Notes ($1 million)	8%	0.16%	196%	29%
May 5, 2021 Notes ($13.33 million)	8%	0.16%	194%	28%
May 5, 2021 Notes ($2 million)	8%	0.16%	193%	28%
September 14, 2021 Notes ($13.575 million)	8%	0.21%	200%	30%
May 25, 2022 Notes ($16.0 million)	10%	2.50%	153%	33%
August 24, 2023 Notes ($1.50 million)	10%	5.02%	103%	36%

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

12.	CONVERTIBLE NOTES (CONTINUED)

	As of December 31,
	2023	2024
	$	$
Principal amount	3,450	-
Less: unamortized discount and debt issuance costs	(770)	-
Total	2,680	-

Balance as of December 31, 2023:

		Principal	Less: unamortized discount and debt issuance costs
		$	$
May 25, 2022 Notes	US$16.0 million 10% note due 2024 ($14.1 million converted in fiscal 2022 and 2023)	1,950	(177)
August 24, 2023 Notes	US$1.5 million 10% note due 2025 (Nil converted in fiscal 2023)	1,500	(593)
Total		3,450	(770)

During the year ended December 31, 2022, 2023 and 2024, the holders of the convertible notes have converted into total of 1,610,386, 94,003 and nil the Group’s ordinary shares, respectively. Interest expense related to the amortization of the debt discount of $11,387, $700 and $49 recorded for the year ended December 31, 2022, 2023 and 2024, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

13.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan from continuing operations were $721, $749 and $737 and from discontinued operations were nil, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

14.	SHARE BASED COMPENSATION

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

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		($)	(Years)	($)
Outstanding, January 1, 2022	12,240	230.40	1.39	-
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, December 31, 2022	12,240	230.40	0.39	-

Outstanding, January 1, 2023	12,240	230.40	0.39	-
Granted	-	-	-	-
Forfeited	(11,719)	-	-	-
Outstanding, December 31, 2023	521	230.40	3.38	-

Outstanding, January 1, 2024	521	230.40	3.38	-
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, December 31, 2024	521	230.40	2.38	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

14.	SHARE BASED COMPENSATION (CONTINUED)

As of December 31, 2023 and 2024, the Group had options outstanding to purchase an aggregate of 521 shares and 521 shares, respectively with exercise prices above the fair value of the Group’s shares, resulting in aggregate intrinsic value of nil.

No compensation expenses relating to share options granted to employees recognized for the years ended December 31, 2022, 2023 and 2024.

(b) Ordinary shares issued in 2022

During fiscal 2022, the Group issued 328,798 ordinary shares to certain employees and non-employees. $2,291 recorded as general and administrative expenses, $47 recorded as selling and marketing expenses and $1,048 recorded as research and development expenses. The ordinary shares issued were fully vested as of December 31, 2022.

(c) Ordinary shares issued in 2023

During fiscal 2023, the Group issued 12,912,096 ordinary shares to certain employees and non-employees. $6,467 recorded as general and administrative expenses, $28 recorded as selling and marketing expenses and $1,274 recorded as research and development expenses. The ordinary shares issued were fully vested as of December 31, 2023.

(d) Shares issued in 2024

On June 1, 2024, the Group granted 1,000,000 restricted shares to three senior managements as compensation cost for awards. The fair value of these restricted shares was $160 based on the closing share price $0.16 at June 1, 2024. These restricted shares will vest over two years with one-half of the shares vesting every year from the grant date.

The share-based compensation expense recorded for restricted shares issued for management was $47 for the years ended December 31, 2024. The total unrecognized share-based compensation expense of restricted shares issued for management as of December 31, 2024 was approximately $113, which is expected to be recognized over a weighted average period of 1.42 years.

The following table summarizes the restricted shares activity for the year ended December 31, 2024:

	Number of shares	Weighted average grant date fair value (US$)
Outstanding January 1, 2024	-
Granted	1,000,000	0.16
Vested	(250,000)	0.16
Unvested at December 31, 2024	750,000	0.16

During fiscal 2024, the Group issued 50,000 ordinary shares to a non-employee and $4 recorded as general and administrative expenses. The ordinary shares issued were fully vested as of December 31, 2024.

15.	TAXATION

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

Hong Kong

Borqs HK is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2022, 2023 and 2024. No provision for Borqs HK profits tax has been made in the consolidated financial statements as the entity had losses in the years ended December 31, 2022, 2023 and 2024. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

India

Borqs India is subject to income tax rate of 25.17% for the years ended December 31, 2021, 2022, 2023 and 2024. Amounts $59 are included as income tax expenses for the years ended December 31, 2022, $1,078 are included as income tax expense for the years ended December 31, 2023, and $147 are included as income tax expense for the years ended December 31, 2024.

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

BORQS Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2012 and was eligible for a 15% preferential tax rate from 2012 to 2014. In July 2015, BORQS Beijing obtained a new HNTE certificate. BORQS Beijing has successfully renewed the HNTE certificate in December 2021 with effective term of three years until 2023. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2022, 2023 and 2024, BORQS Beijing enjoyed a preferential tax rate of 15%.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

15.	TAXATION (CONTINUED)

Profit (loss) from continuing operations before income taxes consisted of:

	For the years ended December 31,
	2022	2023	2024
	$	$	$
Non-PRC	(32,321)	(25,432)	13,576
PRC	836	(4,863)	3,894

	(31,485)	(30,295)	17,470

Income tax benefit (expense) comprised of:

	For the years ended December 31,
	2022	2023	2024
	$	$	$
Current	(1)	1,794	(8)
Deferred	-	-	-

	(1)	2,084	(8)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2022, 2023 and 2024 applicable to the PRC operations to income tax expense was as follows:

	For the years ended December 31,
	2022	2023	2024
	$	$	$
(Loss) income before income taxes	(31,485)	(30,295)	17,470

Income tax income computed at the statutory income tax rate at 25%	7,857	7,574	(4,367)
Non-deductible expenses	71	(82)	39
Non-taxation income	18	17	-
Unrecognized tax benefits	-	1,967	-
Preferential rate	1,970	(469)	(502)
Current and deferred tax rate differences	-	-	-
Foreign rate differences	(3,678)	(42)	118
Change of valuation allowance	(7,143)	(7,567)	4,142
Prior year provision to return true up	-	117	-
R&D super deduction	904	569	562

Income tax (expense) benefit	(1)	2,084	(8)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

15.	TAXATION (CONTINUED)

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

As of December 31, 2024, the Group had net tax losses from its PRC subsidiaries, as per filed tax returns, of $26,943 which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2024 to 2033 if not utilized. The Group has net tax losses from its HK subsidiary of $45,348, which will not expire.

Unrecognized Tax Benefits

As of December 31, 2022, the Group recognized an accrual of $1,990, in unrecognized tax benefits and its interest of $1,990, which is presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefits and its related interest are primarily related to under-reported intercompany profit. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2023 and 2024, the uncertainties have dismissed due to the tax examination period has expired and the previously recognized tax benefits has been reversed.

A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2022	2023	2024
	$	$	$
Balance at beginning of year	2,174	1,990	-
Reversal based on tax positions related to prior years	-	(1,990)	-
Additions based on tax positions related to the current year	-	-	-
Foreign currency translation difference	(184)	-	-

Balance at end of year	1,990	-	-

In the years ended December 31, 2023 and 2024, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of nil and nil in income tax expense, respectively. As of December 31, 2024, the tax years ended December 31, 2018 through 2023 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

The Organization for Economic Cooperation and Development (“OECD”) published Pillar Two model rules in December 2021, with the effect that a jurisdiction may enact domestic tax laws (“Pillar Two legislation”) to implement the Pillar Two model rules on a globally agreed common approach. Pillar Two legislation applies to a member of a multinational group within the scope of the Pillar Two model rules, which the Group is reasonably expected to fall into. It imposes a top - up tax on profits arising in a jurisdiction whenever the effective tax rate determined by the Pillar Two model rules on a jurisdictional basis is below a minimum rate of 15%. The Group has reviewed its corporate structure in light of the introduction of Pillar Two model rules in various jurisdictions and engaged external tax specialists in assessing its tax exposure. As at December 31 2024, the Group mainly operates in the Mainland of China, in which exposures to Pillar Two income taxes might exist in the future although the legislation is not yet enacted. Besides, certain subsidiaries of the Group are located in jurisdictions including Hong Kong where Pillar Two legislation had been enacted or substantively enacted, but not yet in effect; it is estimated that the Group’s income tax would not be materially different should those legislation had been in effect for the year ended December 31 2024. The Group does not recognize any relevant tax expenses for the year ended December 31 2024.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

16.	RELATED PARTY TRANSACTIONS

(a) Related parties

Names of related parties	Relationship with the Group
Bluecap	A company controlled by a key management of the Group
Hareesh Ramanna	Executive Vice President and Co-General Manager of Connected Solutions Business Unit

(b) There was no significant related party transaction during the years ended December 31, 2022, 2023 and 2024.

17.	RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. As of December 31, 2023 and 2024 the Group’s PRC subsidiaries had appropriated $1,901 and $1,901, respectively, in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2023 and 2024, restricted net assets of the Company’s PRC subsidiaries were $82,072 and $83,072, respectively.

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

(2)

On May 03, 2022, the Group entered into a share exchange agreement regarding the $1,250 loan with an individual shareholder. According to the agreement, the Group shall repay the loan balance with 28,247 the Group’s ordinary shares. The Group issued shares on May 03, 2022 and recognized gain of $217 on debt settlement during the year ended December 31, 2022.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

18.	Equity (CONTINUED)

(e)	Shares conversion from the holders of the convertible notes

See Note 12 for details.

(f)	Warrants exercised from the holders of the convertible notes

See Note 12 for details.

(g)	Acquisition of HHE

Refer to Note 4 for shares issued to HHE.

(h)	Issuance of ordinary shares for a project

During the year ended December 31, 2023, the Group issued 166,667 ordinary shares with fair value of $392 to an advisor for a project and recorded in subscription receivable.

(i)	Capital injection from non-controlling shareholders of a subsidiary

The non-controlling shareholders of HHE have capital injection to HHE with the amount of $297 after the Group’s acquisition of HHE in 2021 and capital injection with the amount of $437 during the year ended December 31, 2022.

19.	FAIR VALUE MEASUREMENTS

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

20.	COMMITMENTS AND CONTINGENCIES

(a) Capital commitments and contingencies

Refer to Note 18 (a) for details related to investments with KADI. As of the filing of this annual report, the Group is in negotiation with KADI for a reduced ownership of KADI or a rescission of the acquisition.

(b) Income taxes

As of December 31, 2022, the Group recognized an accrual of $1,990, in unrecognized tax benefits and its interest (Note 14). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2022, the Group classified the accrual for unrecognized tax benefits as a non-current liability. As of December 31, 2023 and 2024, the uncertainties have dismissed due to the tax examination period has expired and the previously recognized tax benefits has been reversed.

21.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Note	2023	2024
		$	$
ASSETS
Current assets
Cash and cash equivalents		-	1
Prepaid expenses and other current assets		4,078	25
Amount due from related parties		33,647	42,791

Total current assets		37,725	42,817

Non-current assets
Investments in subsidiaries and Consolidated VIEs		(7,391)	(12,308)

Total non-current assets		(7,391)	(12,308)

Total assets		30,334	30,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables		14,634	13,434

Total current liabilities		14,634	13,434

Total liabilities		14,634	13,434

Shareholders’ (deficit) equity
Additional paid-in capital		345,338	330,016
Accumulated deficit		(331,539)	(314,842)
Statutory reserve		1,901	1,901

Total shareholders’ equity (deficit)		15,700	17,075

Total liabilities and shareholders’ equity		30,334	30,509

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

21.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the years ended December 31,
	2022	2023	2024
	$	$	$
Operating Expenses
General and administrative expenses	(1,653)	(2,045)	(2,325)

Operating loss	(1,653)	(2,045)	(2,325)

Share of (losses) profit of subsidiaries and Consolidated VIEs	(37,208)	(24,876)	19,648

(Loss) income before income taxes	(38,861)	(26,921)	17,323
Income tax expense	-	-	-

Net (loss) income	(38,861)	(26,921)	17,323

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2022	2023	2024
	$	$	$
Net (loss) income	(38,861)	(26,921)	17,323
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(1,456)	(262)	(1,456)
Other comprehensive income (loss), net of tax of nil:
Comprehensive (loss) income	(40,317)	(27,183)	15,867
Comprehensive (loss) income attributable to the Company’s ordinary shareholders	(40,393)	(27,201)	15,791

Condensed statements of cash flows

	For the years ended December 31,
	2022	2023	2024
	$	$	$
Net cash generated from operating activities	-	-	1
Net cash used in investing activities	-	-	-
Net cash generated from (used in) financing activities	-	-	-

Net increase (decrease) in cash and cash equivalent and restricted cash	-	-	1
Cash and cash equivalent and restricted cash at beginning of the year	-	-	-

Cash and cash equivalent and restricted cash at end of the year	-	-	1

Reconciliation of cash and cash equivalents and restricted cash

Cash and cash equivalents at end of the year	-	-	1
Restricted cash at the end of the year	-	-	-
Total cash and cash equivalents and restricted cash at the end of year	-	-	1

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

21.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

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

(b) Intercompany transactions

The Company had the following related party balances as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	$	$
Amount due from (to) related parties
- Borqs HK	15,695	23,505
- Borqs Beijing	(136)	(158)
- Borqs USA	808	808
- Borqs International	17,280	18,636

22.	SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2024, the Group signed a Share Purchase Agreement (“SPA”) with Sasken Design Solutions Pte. Ltd, a wholly owned subsidiary of Sasken Technologies, Ltd. (“Sasken”) On April 8, 2025. The SPA provides for Sasken’s acquisition of the Group’s business through the purchase of BORQS International Holding Corp, the Company’s wholly owned subsidiary. The transactions contemplated by the SPA (the “Sale”) were consummated on April 9, 2025. Included in the Sale are all of the Group’s embedded software design and customized hardware manufacturing of products for the Internet of Things (IoT) activities, customer contracts, technology licenses, intellectual property, employment agreements with key personnel and assets required for the Group’s operations. Sasken agreed to pay the Group an aggregate purchase price of $40 million, subject to adjustments for working capital and certain earnout payments linked to performance in 2025. The sale represents a significant disposition of the Group’s operations and may affect the Group’s future results of operations and financial position.