Form 20-F
period 2025-12-31
Borqs Technologies, Inc.
filed 2026-05-15
CIK 1650575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Ordinary shares, no par value

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2025, there were 45,470,079 shares of the registrant’s ordinary shares, no par value, issued and outstanding.

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

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes included elsewhere in this Annual Report. The selected consolidated statements of operations data for each of the years in the three years ended December 31, 2025, and the consolidated balance sheet data as of December 31, 2024 and 2025, are derived from our audited consolidated financial statements and notes which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company opted for the rule that only three years of operating results are required to be presented in accordance with the applicable regulations of the British Virgin Islands.

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

On November 11, 2024, the Company announced that Sasken Technologies Limited (“Sasken”), a leading global product engineering and digital transformation services company based in India, signed a Letter of Intent with the Company to acquire the Group’s certain hardware and software services business. On April 8, 2025, the Company signed a Share Purchase Agreement (“SPA”) with Sasken Design Solutions Pte. Ltd, a wholly owned subsidiary of Sasken. The SPA provided for Sasken’s acquisition of the Company’s core business through the purchase of BORQS International Holding Corp, the Company’s wholly owned subsidiary. The transactions contemplated by the SPA (the “Sale”) were consummated on April 9, 2025. Included in the Sale are all of the Company’s embedded software design and customized hardware manufacturing of products for the Internet of Things (IoT) activities, customer contracts, technology licenses, intellectual property, employment agreements with key personnel and assets required for the Company’s operations. Sasken agreed to pay the Company an aggregate purchase price of $40 million, subject to adjustments for working capital and certain earnout payments linked to performance in 2025. As such, for the years ended December 31, 2024, the Group classified related assets and liabilities as held for sale and reported in discontinued operation for the years ended December 31, 2024 and 2025.

	Fiscal Years Ended December 31,
Consolidated Statements of Income and Comprehensive Income Data:	2023	2024	2025
	($’000)
Net revenues	20,567	27,713	13,602
Gross profit	3,870	5,786	500
Operating expenses*	(15,236)	(9,320)	(17,894)
Other operating income	22	396	-
Operating loss	(11,344)	(3,138)	(17,394)
(Loss) income from continuing operations, before income taxes	(30,295)	17,470	(741)
Income tax (expense) benefit	2,084)	(8)	(5)
Net (loss) income from continuing operations	(28,211)	17,462	(746)

Discontinued operations
(Loss) income from discontinued operations, before income taxes	2,368	(4)	(4,999)
Income tax benefit (expense)	(1,078)	(135)	945
(Loss) income from operations of discontinued entities	1,290	(139)	(4,054)
	-	-	-
Net (loss) income	(26,921)	17,323	(4,800)

*	(Operating expenses for 2023 included stock-based compensation of $7.8 million and reversal of allowance for doubtful accounts of $0.50 million)

*	(Operating expenses for 2024 included stock-based compensation of $0.05 million and provision of allowance for doubtful accounts of $0.02 million)

*	(Operating expenses for 2025 included stock-based compensation of $2.44 million and provision of allowance for doubtful accounts of $1.12 million)

	Fiscal Years Ended December 31,
Consolidated Balance Sheets Data:	2024	2025
	($’000)
Cash and cash equivalents	2,032	2,615
Restricted cash	26	-
Time deposits	3,377	-
Short term investments	-	4,888
Accounts receivable, net	116	156
Prepaid expenses and other current assets, net	6,747	847
Total assets	25,409	8,554
Total liabilities	29,007	1,608
Total shareholders’ (deficit) equity	(3,598)	6,946

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to our Business and Industry

●	There is substantial doubt about our ability to continue as a going concern, which could materially and adversely affect our business, results of operations, financial condition, and share price.

●	We have sold a substantial portion of our operating business, and we may not be able to successfully execute our future strategy or generate meaningful revenue going forward.

●	Although our previously defaulted loans were completely paid off as of February 17, 2021, we may become in default with loans in the future and the following risks will reappear. As of the filing of this Annual Report, the Company has no short-term or long-term loans.

●	If alternative mobile operating system platforms become more widely used or accepted, or mobile chipset manufacturers, mobile device Original Equipment Manufacturers (“OEMs” and each an “OEM”) and mobile operators do not continue to make product and service offerings compatible with the Android platform, our business could be materially harmed. As of April 9, 2025 we completed the sale of our core businesses to Sasken (the “Sale”); and according to the non-compete clauses in the Sale, the Company and its key executives are restricted from participating in similar ODM and IoT business activities for a period of 5 years after the Sale. Hence, this particular risk was applicable to the Company prior to the completion of the Sale on April 9, 2025. Thereafter for 5 years, the Company and its key executives will not participate in such activities.

●	Due to intense competition for highly skilled personnel, we may fail to attract and retain qualified personnel to support our operations; as a result, our ability to bid for and obtain new projects may be adversely affected.

●	As mandated by the Committee on Foreign Investment in the United States (“CFIUS”), we have terminated our ownership in Holu Hou Energy LLC (“HHE”) and completed our divestiture of HHE as of March 6, 2024.

●	As of April 9, 2025 we completed the sale of all of our core businesses to Sasken. We currently do not have a viable business activity unless we initiate and/or acquire another non-competing activity in the future. The new business activities, if we are successful in starting or acquiring, will have new and different risk factors in additional to the risk factors as described herein.

●	We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and PRC and Indian anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

●	Trading on the OTC Markets is volatile and sporadic, which could depress the market price of the Company’s ordinary shares and make it difficult for the Company’s shareholders to resell their shares.

●	Global economic and political conditions may adversely impact our business, operating results and financial condition.

●	We may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

●	If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely impacted.

Risks Related to Our Business Operations and Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected.

●	The recent PRC government intervention into business activities by U.S.-listed Chinese companies may indicate an expansion of the PRC’s authority that could negatively impact our existing and future operations in Hong Kong and China.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

●	Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how it may impact the viability of our current corporate structure, corporate governance and our business operations.

●	If the Chinese government were to impose new requirements for permission or approval from the PRC Authorities including China Securities Regulatory Commission (“CSRC”) or CAC, or any other entity that is required to approve the trading of our shares on the OTCQB Venture Market (“OTCQB”), to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

●	China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

●	Uncertainties with respect to the PRC legal system could harm us.

●	Recent trade policy initiatives announced by the United States administration against the PRC may adversely affect our business.

●	Our subsidiaries in China are subject to restrictions on making dividends and other payments to it or any other affiliated company.

●	The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries could materially increase our tax liabilities.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong Subsidiary.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.

●	Fluctuations in the value of the RMB may have a material adverse effect on your investment.

●	PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	The enforcement of the labor laws and other labor-related regulations in the PRC may adversely affect our results of operations.

●	Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

●	If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals, fail to fulfill their responsibilities or misappropriate or misuse those assets, our business and operations could be materially and adversely affected.

Risks Related to Our Securities

●	If equity research analysts publish unfavorable commentary or downgrade our ordinary shares, the price and trading volume of our ordinary shares could decline.

●	Future equity issuances could result in dilution, which could cause our ordinary shares price to decline.

●	Future sales of our ordinary shares by existing shareholders may cause our ordinary shares price to decline.

●	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

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

Risks Related to our Business and Industry

Summary of Risks Associated with Our Business Due to Changing PRC Rules and Regulations

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our ordinary share and warrants, including risks and uncertainties, among others, the following:

●	The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and warrants and limit the legal protections available to us. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Any change of regulations and rules by Chinese government may intervene or influence our operations at any time and any additional control over offerings conducted overseas and/or foreign investment in China- based issuers could result in a material change in our operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Our ordinary shares may be delisted or prohibited from being traded under the Holding Foreign Companies Accountable Act (“HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) were unable to fully inspect our auditor. The delisting or the cessation of trading of our ordinary shares, or the threat of them being delisted or prohibited from being traded on a national securities exchange or in the over-the-counter market, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections of our auditor, it would deprive our investors of the benefits of such inspections. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Summit Group CPAs, P.C. (“SG CPA”, formerly known as “Yu Certified Public Accountant, P.C.”), is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCA Act. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	The Hong Kong legal system embodies uncertainties which could negatively affect our trading on the OTCQB and limit the legal protections available to you and us. See “Risk Factors -- Risks Related to Our Business Operations and Doing Business in China” for additional information.

●	Since 2020 and continuing into 2025, the Chinese government has been implementing increasingly stringent rules and regulations on its domestic business activities, particularly for companies whose shares are listed on U.S. exchanges. Such policy changes have caused profound impact on the value of the affected companies’ equities and resulted in significant drop in market valuation for their shareholders. The recent regulatory changes in China have focused on the following industries:

1)	Cryptocurrency mining and coin offerings

2)	Social media and cyber security

3)	Online gaming

4)	Ride-hailing

5)	Extra-curriculum education and tutoring

6)	Variable interest entity structures

The Company does not participate in any of the above six categories, and particularly our division that operated a MVNO business under a variable interest entity structure in China was sold as of October 29, 2020. Also, as indicated in this 2025 Annual Report filed on Form 20-F, our revenues recognized from activities in China represent 50.6%, 50.6% and 31.2% of our total net revenues for the years 2025, 2024 and 2023, respectively. However, as the rules and regulations in China continue to evolve, the Company may become affected in future periods causing the public market valuation of our shares to decline.

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

As of December 31, 2025, we had total current assets of $8.5 million including cash and cash equivalents of approximately $2.6 million and generated a net income from continuing operations of approximately $9.7 million and net decrease in cash of approximately $0.9 million for the year then ended. However, despite these results, we have a history of significant operating losses, recurring net cash outflows, and a deteriorated net current asset position. Our independent auditors issued an unqualified opinion on our consolidated financial statements, but included an emphasis of matter paragraph stating that these conditions raise substantial doubt about our ability to continue as a going concern.

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

Since the sale of our core businesses to Sasken in April 2025 and the completion of our divestiture of HHE in March 2024, we may start or acquire other business activities, participate in investments, joint ventures or other strategic alliances if the appropriate opportunities arise. These potential business plans, acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. In addition, we may not be able to identify suitable future acquisition or investment candidates or joint venture or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine and conflicts in the Middle East. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

The extent and duration of any military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described herein.

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

We are required to evaluate the effectiveness of disclosure controls and procedures and internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis; and a “significant deficiency” is less severe than a material weakness in that it is unlikely to have a material impact on financial statements but is important enough to merit attention by those responsible for oversight of the company’s financial reporting. Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2025. In the years ended December 31, 2025 and 2024, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

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

We believe that the Company’s financial reporting personnel possess significant US GAAP experience to be a valuable resource for us with respect to financial reporting work. We believe we have adequate personnel with knowledge and experience with US GAAP for the preparation of our annual report for the year 2025. However, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the market price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

The audit report included in our Form 20-F for the years ended December 31, 2023, 2024 and 2025, were issued by Summit Group CPAs, P.C. (“SG CPA”, formerly known as “Yu Certified Public Accountant, P.C.”), an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor.

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

We have employees in Beijing, China. Our parent company is in the British Virgin Islands, and our agent in the BVI is Kingston Chambers, and their address is P.O. Box 173, Road Town, Tortola, British Virgin Islands.

Until we sold our core businesses to Sasken, we were a global provider in software, development services, and products providing customizable, differentiated, and scalable Android-based smart connected devices and cloud service solutions. We were a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs, and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications. We acquired 51% ownership in HHE on October 19, 2021, which designed and commercialized solar power and energy storage solutions to residential and commercial customers in the United States. As of March 6, 2024, the Company has completed the sale of its ownership in HHE.

Our Connected Solutions business unit (the “Connected Solutions BU”) works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consisted of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches, and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consisted of back-end server software that allows customers to develop their own mobile end-to-end services for their devices.

In the years ended December 31, 2023, 2024 and 2025, Borqs generated 42.1%, 49.4% and 64.6% of its Connected Solutions BU revenues from customers headquartered outside of China and 57.9%, 50.6% and 35.4% from customers headquartered in China.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2025, the Group had 13 employees based in China, Hong Kong, and United States.

The following customers accounted for near 10% or more of our total revenues for the years indicated:

2025	M-KOPA Kenya Limited	53.9%

2024	Metro (Suzhou) Technologies Co Ltd	50.6%
	M-KOPA Kenya Limited	21.0%

2023	Metro (Suzhou) Technologies Co Ltd	57.8%
	ECOM Instruments	19.9%
	GreatCall, Inc.	12.7%

As of April 9, 2025 we completed the sale of all of our core businesses to Sasken, and effectively all of the activities as described above belong to and are operated by Sasken. Further, according to the non-compete clauses of the sale, the Company and certain of its executives are restricted from participating in similar ODM and IoT business activities for a period of 5 years thereafter.

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

As of December 31, 2025, the Group had 13 employees.

For additional information, see Note 1 in our consolidated financial statements.

Business Units

Until our core businesses were sold to Sasken, we had two business units (“BU”), Connected Solutions and Solar Power before the deconsolidation of HHE. The divestiture of HHE which included all of the Solar Power BU was completed as of March 6, 2024; thereafter the remaining Connected Solutions BU was sold to Sasken as of April 9, 2025. We currently do not have a core operational business activity.

The Connected Solutions BU developed wireless smart connected devices and cloud solutions. Borqs provided Connected Solutions’ customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consisted of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform consisted of three major components: the latest commercial grade Android software that worked with particular mobile chipsets, functionality enhancements of the open source Android software, and mobile operator required services. Based on the BorqsWare Client Software platform, customers may require Borqs to provide further customization based on their specific market needs. The BorqsWare Client Software platform has been used in Android phones, tablets, watches, and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consisted of back-end server software that allows customers to develop their own mobile end-to-end services for their devices. The BorqsWare Server Software provided software necessary for upgrades, charging, and various APIs that enhance the customers’ services. Based on BorqsWare Server Software service platform, customers may require us to provide further customization based on their specific needs.

The Solar Power BU, HHE of which we acquired 51% ownership in October 2021, is a Delaware limited liability company that brought state-of-the-art energy storage systems to both residential and commercial markets. With operations in Hawaii, Wisconsin, and California, HHE designed and developed proprietary storage systems and software and control platform solutions. The HHE team was made up of renewable energy industry veterans, engineering and deploying energy storage systems that enable greater energy independence.

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

Connected Solutions BU

The Connected Solutions BU helped customers design, develop and realize the commercialization of their connected devices.

Our Connected Solutions business unit worked closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. We provided Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consisted of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform had been used in Android phones, tablets, watches, and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consisted of back-end server software that allows customers to develop their own mobile end-to-end services for their devices.

The Connected Solutions BU had a global customer base covering the core parts of the Android platform value chain, including mobile chipset manufacturers, mobile device OEMs and mobile operators.

On April 8, 2025 the Company signed a Share Purchase Agreement (“SPA”) with Sasken which provided for Sasken’s acquisition of the Company’s core business through the purchase of BORQS International Holding Corp, the Company’s wholly owned subsidiary. The transactions contemplated by the SPA (the “Sale”) were consummated on April 9, 2025. Included in the Sale are all of the Company’s embedded software design and customized hardware manufacturing of products for the Internet of Things (IoT) activities, customer contracts, technology licenses, intellectual property, employment agreements with key personnel and assets required for the Company’s operations. Sasken agreed to pay the Company an aggregate purchase price of $40 million, subject to adjustments for working capital, amounts withheld for taxes payable, and certain earnout payments linked to performance in 2025.

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

Employees

As of December 31, 2025, we had 13 employees, 9 in China and Hong Kong and 4 in United States. None of our employees are represented by a labor union.

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

Segments

In the year 2025, prior to the sale of our business to Sasken, we operate in one reportable segment, which is the Connected Solutions Business Unit. See Note 2, Segment Reporting, of our notes to consolidated financial statements.

Geographic Concentration

The following table sets forth the Company’s connected solutions net revenues from customers, in absolute amount and as a percentage of net revenues, based on location of the customer’s headquarters.

	For the years ended December 31,
	2023		2024		2025
	$	%	$	%	$	%
	($’000)
United States	4,136	20.1%	3,948	14.2%	-	0.0%
China	11,891	57.9%	14,025	50.6%	4,819	35.4%
Rest of the World	4,540	22.0%	9,740	35.2%	8,783	64.6%
Net Revenues	20,567	100.0%	27,713	100.0%	13,602	100.0%

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

Since we have completed the sale of our core businesses to Sasken on April 9, 2026, the following discussions on the results of operations were related to the period from January 1 up to April 8, 2026.

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

In the years ended December 31, 2023, 2024, and 2025, Borqs generated 42.1%, 49.4%, and 64.6% of its Connected Solutions BU revenues from customers headquartered outside of China and 57.9%, 50.6% and 35.4% from customers headquartered in China.

We acquired 51% ownership of HHE on October 19, 2021. HHE designs, develops, integrates and installs solar power systems to residential and commercial customers including solar panels and lithium battery-based energy storage systems. As mandated by CFIUS, we had completely divested our ownership of HHE on March 6, 2024.

We have experienced volatile business cycles since our inception in 2007. Net revenues from continuing operations of the Connected Solutions BU increased from $75.1 million in 2015 to $85.4 million in 2016, to $122.2 million in 2017, to $128.4 million in 2018, but scaled back to $98.9 million in 2019. Our operations were significantly affected by the COVID-19 pandemic in 2020 and recorded only $26.8 million in revenues for the year 2020. We grew back to $29.6 million, $52.5 million, and $32.0 million in revenues for the year 2021, 2022, and 2023, respectively. We recorded a net loss of $12.8 million in 2017, which included non-cash merger-related costs of $14.5 million. In the year 2018 we incurred a net loss of $72.0 million which included $6.2 million in cost of goods for one transaction in which the related revenue was not recognized in 2018 due to uncertainty in collectability, non-recurring charges of $5.3 million in arbitration loss, write-off and provision for doubtful accounts and current assets of $30.1 million, write-down of historical inventory due to loss & obsolescence of $11.8 million, impairment of long-term investment of $13.0 million, deferred income tax benefits of $1.7 million, impairment of intangible assets due to the pending sale of the MVNO business unit of $0.8 million, share based compensation of $1 million, and $3.0 million in stock offering expenses. In the year 2020, we incurred a net loss of $34.8 million which included professional fees of $3.6 million, salaries and welfare of $2.6 million, non-recurring penalties of $1.1 million, share-based compensation expense of $20.0 million and contingency loss of $3.1 million and allowance for doubtful accounts of $4.4 million, offset by gain on disposal of Yuantel of $10.1 million. In the year 2021, we incurred a net loss of $56.6 million which included professional fees of $2.1 million, salaries and welfare of $6.1 million, interest expense related to debt discount of $9.9 million, share-based compensation expense of $17.5 million and impairment loss of $1.3 million and loss on debt settlement of $17.2 million, offset by reversal of contingency loss of $3.3 million and gain on debt forgiveness of $2.1 million. In the year 2023, we incurred a net loss of $26.9 million, which consisted of loss from continuing operations of $28.2 million and income from discontinued operations of $1.3 million. For the loss from continued operation, which included professional fees of $2.4 million, salaries and welfare of $4.5 million, interest expense related to debt discount of $0.7 million, share-based compensation expense of $7.8 million. In the year 2024, we generate a net income of $17.3 million, consisting of income from continuing operation of $17.4 million and loss from discontinued operation of $0.1 million. For the loss from continued operation included professional fees of $2.3 million, salaries and welfare of $4.5 million, and share-based compensation expense of $0.05 million. In the year 2025, we generated a net income of $5.6 million, consisting of income from continuing operation of $9.7 million and loss from discontinued operation of $4.1 million. For the income from continued operation included professional fees of $2.0 million, salaries and welfare of $7.8 million, and share-based compensation expense of $2.4 million.

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

As of April 9, 2025, the Company completed the sale of its Connected Solutions business to Sasken.

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

As of March 6, 2024, the Company completed the divestiture of its ownership in HHE.

The aggregate amount of cash and cash equivalent and restricted cash are not materially affected by currency fluctuations because the majority of our revenues are denominated in U.S. Dollars based on contracts made in Hong Kong. Financings from sales of equity and working capital loans are denominated in U.S. Dollars and executed in Hong Kong and the Cayman Islands, and repayments have been made in U.S. Dollars outside of China, thus not requiring approval from the PRC State Administration of Foreign Exchange. Personnel and personnel-related expenses are primarily paid in the Indian and Chinese currencies, and costs of components used in the Connected Solutions and hardware revenues are primarily paid in U.S. Dollars. As of December 31, 2025, we held cash and cash equivalents totaling $2.6 million and short term investments of $4.9 million on a consolidated basis.

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

Comparisons of Fiscal Years Ended December 31, 2023, 2024 and 2025

	Fiscal Years Ended December 31,
Consolidated Statement of Operations Data:	2023	2024	2025
	($’000)
Net revenues	20,567	27,713	13,602
Cost of revenues	(16,697)	(21,927)	(13,102)
Gross profit	3,870	5,786	500

Operating expenses	(15,236)	(9,320)	(17,894)
Other operating income	22	396	-
Operating loss	(11,344)	(3,138)	(17,394)

Other (expense) income	(18,951)	20,608	27,105
(Loss) income from continuing operations, before income taxes	(30,295)	17,470	9,711

Income tax benefit (expense)	2,084	(8)	(5)
Net (loss) income from continuing operations	(28,211)	17,462	9,706

Discontinued operations
Income (loss) from operations of discontinued operations	2,368	(4)	(4,999)
Income tax (expense) benefit	(1,078)	(135)	945
Income (loss) on discontinued operations	1,290	(139)	(4,054)

Net (loss) income	(26,921)	17,323	5,652

Less: net (loss) income attributable to noncontrolling interests	(454)	626	287
Net (loss) income attributable to Borqs Technologies, Inc.	(26,467)	16,836	9,419

For the year ended December 31, 2023, we incurred a net loss of $26.9 million, which consisted of a loss from continuing operation of $28.2 million and income from discontinued operation of $1.3 million. The loss from continued operation, which included professional fees of $2.4 million, salaries and welfare of $4.5 million, interest expense related to debt discount of $0.7 million, share-based compensation expense of $7.8 million. For the year ended December 31, 2024, we incurred a net income of $17.3 million, which consisted of income from continuing operation of $17.4 million and loss from discontinued operation of $0.1 million. For the loss from continued operation, which included professional fees of $2.3 million, salaries and welfare of $4.5 million, interest expense related to debt discount of $0.8 million, and impairment loss of $1.5 million, offset by gain from disposal of a subsidiary of $12.5 million and gain from cancellation of shares as compensation of $6.0 million. For the year ended December 31, 2025, we generated a net income of $5.6 million, consisting of income from continuing operation of $9.7 million and loss from discontinued operation of $4.1 million. For the income from continued operation included professional fees of $2.0 million, salaries and welfare of $7.8 million, and share-based compensation expense of $2.4 million.

Net Revenue

Our net revenues represent our gross revenues, less PRC value-added taxes and other deductions. Connected Solutions BU net revenues consist of engineering design fees, software royalties, and product sales.

For the year ended December 31, 2025, net revenues from Connected Solutions BU were $13.6 million, representing a 50.9% decrease from the previous year. The decrease in business activities in 2024 was mainly attributable to the decrease in our hardware revenue. For the year ended December 31, 2024, net revenues from Connected Solutions BU were $27.7 million, representing a 34.7% increase from the previous year. The increase in business activities in 2024 was mainly attributable to the increase in our hardware revenue. For the year ended December 31, 2023, net revenues from Connected Solutions BU were $20.6 million, representing a 50.1% decrease from the previous year. The decrease in business activities in 2023 was mainly attributable to the decrease in our hardware revenue.

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

Net Revenues — Connected Solutions BU

Connected Solutions BU net revenues mainly consist of product sales. It represents our continuing operation for the years ended December 31, 2023, 2024 and 2025.

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

The following table sets forth our net revenues, as well as the components of such revenues, for the periods indicated, both in absolute amount and as a percentage of total net revenues:

	For the years ended December 31,
	2023		2024		2025
	$	%	$	%	$	%
	($’000)
Continuing operation:
Software	1,516	4.7%	1,601	4.1%	-	0.0%
Hardware	19,051	59.4%	26,112	67.3%	13,602	100.0%
Total	20,567	64.1%	27,713	71.4%	13,602	100.0%
Discontinuing operation:
Software	11,479	35.9%	11,098	28.6%	2,222	100.0%
Total	11,479	35.9%	11,098	28.6%	2,222	100.0%
Connected Solutions BU net revenues	32,046	100%	38,811	100%	15,824	100%

Software

Software net revenues generated from our continuing operation were $1.5 million, $1.6 million, and nil million in the years ended December 31, 2023, 2024, and 2025, respectively, representing 4.7%, 4.1%, and 0.0% of our Connected Solutions BU total net revenues. Software net revenues generated from discontinuing operation were $11.5 million, $11.1 million, and $2.2 million in the years ended December 31, 2023, 2024, and 2025, respectively.

Hardware

Hardware net revenues were $19.0 million, $26.1 million, and $13.6 million in the years ended December 31, 2023, 2024 and 2025, respectively. Again, as discussed above, these fluctuations may not be attributed to any particular market trend since our sales were all made to order for our industrial customers. Types of products include wearables such as trackers and smart watches, ruggedized handsets, tablets and smart phones, and mobile connectivity modules. As described above, hardware sales comprised of all made-to-order products with quantities as stipulated by our customers and included consumer and industrial use devices as well. As such, the orders we receive from our customers may not adhere to seasonality and therefore fluctuations in our business activity levels may not conform to any particular trend.

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

Geographic Concentration

The following table sets forth our net revenues from customers based on the location of the customer’s headquarters, both in absolute amount and as a percentage of net revenues. These figures do not take into account the geographic location of end-users of customer products:

	For the years ended December 31,
	2023		2024		2025
	$	%	$	%	$	%
	($’000)
United States	4,136	20.1%	3,948	14.2%	-	0.0%
China	11,891	57.9%	14,025	50.6%	4,819	35.4%
Rest of the world	4,540	22.0%	9,740	35.2%	8,783	64.6%
Net revenues	20,567	100.0%	27,713	100.0%	13,602	100.0%

The Company’s net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2021 to 2022, revenues from customers with headquarters in China increased mainly due to a customer named Metro (Suzhou) Technologies Co Ltd placed more orders during the year ended December 31, 2022. Our main customer in the United States for the years 2021 and 2022 was GreatCall, Inc. From 2022 to 2023, revenue from customers with headquarters in China increased, while the revenue with our main customer in India, Reliance Retail Limited, declined when compared with 2022. From 2023 to 2024, revenues from customers with headquarters in China increased when compared with 2023 due to Metro (Suzhou) Technologies Co Ltd placed more orders. From 2024 to 2025, revenues decreased significantly when compared with 2024, primarily due to the disposal of the Company’s certain hardware and software services business on April 9, 2025.

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

	For the years ended December 31,
	2023		2024		2025
	$	%	$	%	$	%
	($’000)
Continuing operation:
Connected Solutions BU	16,697	69.7%	21,927	71.8%	13,102	85.8%
Discontinued operations:
Solar Power BU	-	-%	-	-%	-	-%
Connected Solutions BU	7,256	30.3%	8,594	28.2%	2,166	14.2%
Total cost of revenues	23,953	100.0%	30,521	100.0%	15,268	100.0%

Connected Solutions BU cost of revenues varied from 2023 to 2024 in attribution to similar changes in our volume of hardware products sales during these years. Our total cost of revenue increased $6.5 million or 27% when compared with that of fiscal 2023. It mainly attributes to the hardware cost increase of $5.5 million, and the software cost increase of $1.0 million. Connected Solutions BU cost of revenues increased significantly from 2023 to 2024 in line with our revenue increase in Connected Solutions BU. Connected Solutions BU cost of revenues decreased from $21.9 million in 2024 to $13.1 million in 2025, primarily due to the disposal of certain business by the Company.

Gross Profit and Gross Margin

Gross profit represents net revenues and lower cost of revenue. Gross margin represents gross profit as a percentage of revenues.

Gross profits for our continuing operations Connected Solutions BU in the years ended December 31, 2023, 2024, and 2025 were a gross profit of $3.9 million, $5.8 million and $0.5 million, respectively. Gross profits for discontinuing operations Connected Solutions BU in the years ended December 31, 2023, 2024, and 2025 were a gross profit of $4.2 million, $2.5 million, and $0.06 million, respectively.

	For the years ended December 31,
	2023		2024		2025
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Continuing operations:
Connected Solutions BU	3,870	18.8%	5,786	20.9%	500	3.7%

Connected Solutions BU gross profits include gross profits from software projects and gross profits from hardware projects. For the year ended December 31, 2023, our gross margins in software and hardware were 55.3% and 15.9%, respectively. For the year ended December 31, 2024, our gross margins in software and hardware were 76.3% and 17.5%, respectively. For the year ended December 31, 2025, our gross margins in hardware were 3.7%.

	For the years ended December 31,
	2023		2024		2025
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Software	838	55.3%	1,222	76.3%	-	N/A %
Hardware	3,032	15.9%	4,564	17.5%	500	3.7%
Total	3,870	18.8%	5,786	20.9%	500	3.7%

Software projects are further categorized as design, royalty, and service projects, reflecting the nature of the work:

●	Design projects consist primarily of non-recurring engineering fees for which we provide customized work according to our clients’ required functionalities and needs.

●	Royalty projects consist of per unit royalties based on customer usage of our previously completed software products; and

●	Service projects where our engineers perform engineering services following the instructions of the customers, charging them hourly fees on a full-time equivalent basis.

For our discontinued operation of Connected BU, gross profits were $4.2 million, $2.5 million, and $0.06 million for the years ended December 31, 2023, 2024, and 2025, respectively.

The gross margin as a percentage of sales is presented in the following table.

	For the years ended December 31,
	2023		2024		2025
	$	%	$	%	$	%
	(Gross Profit in $’000, Gross Margin in %)
Discontinued operations:
Connected Solutions BU	4,223	36.8%	2,504	22.6%	56	2.5%

Operating Expenses

For our continuing operations, the operating expenses principally consist of sales and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth operating expenses for the periods indicated, both in absolute amount and as a percentage of net revenues:

	For the years ended December 31,
	2023		2024		2025
	$	As % of Revenue	$	As % of Revenue	$	As % of Revenue
	($’000)
Sales and marketing expenses	(494)	2.4%	(534)	1.9%	(204)	1.5%
General and administrative expenses	(11,084)	53.9%	(6,465)	23.3%	(14,164)	104.1%
Research and development expenses	(3,658)	17.8%	(2,321)	8.4%	(3,526)	25.9%
Total	(15,236)	74.1%	(9,320)	33.6%	(17,894)	131.5%

For the year ended December 31, 2023, general and administrative expenses were $11.1 million, which mainly included professional fees of $1.8 million, salaries and welfare of $1.8 million, impairment loss of $1.1 million, and share-based compensation of $6.5 million. For the year ended December 31, 2024, general and administrative expenses were $6.5 million, which mainly included professional fees of $2.3 million, salaries and welfare of $1.9 million, and impairment loss of $1.5 million. For the year ended December 31, 2025, general and administrative expenses were $14.2 million, which mainly included professional fees of $2.0 million, salaries and welfare of $7.8 million, and share-based compensation of $2.4 million.

For our discontinued operations Connected BU, the operating expenses, which mainly consisted of administrative expenses and research and development expenses, were $3.2 million, $3.7 million, and $4.7 million for the years ended December 31, 2023, 2024, and 2025, respectively.

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

General and administrative expenses comprised 53.9%, 23.3%, and 104.1% of net revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

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

For the year ended December 31, 2025, general and administrative expenses included professional fees of $2.0 million, salaries and welfare of $7.8 million, and share-based compensation expense of $2.4 million.

Other Operating Income – or expenses

We received subsidies from local government authorities in China as financial support for certain technology development projects. These subsidies are classified as “Other operating income”. We recognized nil, $0.4 million and nil of other operating income in the years ended December 31, 2023, 2024, and 2025, respectively. Subsidies are recorded as a liability when received and recognized as other operating income when the related projects are completed and the subsidies are not subject to future return. Under the requirements of the government subsidies, we are obligated to make progress on the related technology development projects, based on the timetable established by the government authorities, and to appropriately allocate the government subsidies for various purposes.

Other Income/Expense

	Fiscal Years Ended December 31,
Other income/expense	2023	2024	2025

Interest income	60	9	9
Interest expense	(1,271)	(1,257)	(44)
Other income	617	4,225	1,542
Other expense	(140)	(210)	(6,221)
(Loss) gain on debt settlement	176	-	-
Loss on repurchase of convertible notes	-	(600)	-
Loss on additional compensation to HHE	(5,400)	-	-
Loss related to equity financing	(14,156)	-	-
Gain on disposal of subsidiaries	-	12,564	21,212
Gain on cancellation of shares to HHE	-	5,950	-
Unrealized loss on trading securities	-	-	(830)
Realized gain on sale of securities	-	-	1,104
Foreign exchange (loss) gain	1,163	(73)	(119)
Gain on reversal of accrued liabilities	-	-	10,452

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

During the year ended December 31, 2025, the interest expense of $0.04 million mainly consisted of interest expense related to loan interest.

Other income

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

During the year ended December 31, 2025, other income of $1.5 million mainly included reversal of over-accrued expenses.

Other expense

During the year ended December 31, 2023, we recorded other expenses of $0.1 million.

During the year ended December 31, 2024, we recorded other expense of $0.2 million.

During the year ended December 31, 2025, other expenses of $6.2 million mainly included an expense related to Youtong. The Company paid a settlement payment amount of $5.15 million to Chongqing Youtong. With the payment of this settlement, all obligations and claims between the Company and the Chongqing Youtong were fully settled.

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

During the year ended December 31, 2024 and 2025, we recorded nil on debt settlemen.

Loss on additional compensation to HHE

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

Gain on disposal of subsidiaries

We recorded a gain on disposal of HHE of $12.66 million during the year ended December 31, 2024. The Company completed the divestment of all of its interest in HHE, adhering to the requirements from the Commission on Foreign Investment in the United States.

We recorded a gain on disposal of certain business of $21.2 million during the year ended December 31, 2025. On April 9, 2025, we completed the sale of our core operating business to Sasken Design Solutions Pte. Ltd.

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

Gain on reversal of accrued liabilities

We recorded gain on reversal of accrued liabilities. It mainly consisted of reversal of payables of $10.0 million for share purchase consideration and reversal of $0.4 million in compensation payables to previous directors that were over-booked. For the consideration payable, following the bankruptcy of the counter-party, the Company determined that there was no longer any viable commercial reason to proceed with the investment. Accordingly, during the year ended December 31, 2025, the Company reversed the entire balance and recognized as gain on reversal of accrued liabilities. For the compensation payables, management concluded that certain previous directors whose terms either expired or were ended by requests from the directors for personal reasons, that there were no disputes with the directors on any matters financial or otherwise. Accordingly, during the year ended December 31, 2025, the Company revised the entire balance and recognized as gain on reversal of accrued liabilities.

Income Tax Expense

Our effective tax rate was -6.88%, -0.05% and 0.01% for the years ended December 31, 2023, 2024, and 2025, respectively. The fluctuation through these years was primarily due to the fact that the loss experienced by certain of our subsidiaries could not be used to offset gains in other subsidiaries. The Group recorded valuation allowance for the entities, which were considered more likely than not that a portion of the deferred tax assets will not be realized through sufficient future earnings.

Liquidity and Capital Resources

Cash used in operating activities for the year ended December 31, 2025 was $28.0 million, primarily consisted of net income of $5.6 million, provisions on accounts receivable and other current assets of $1.1 million, and adding back non-cash items including share-based compensation expenses to employees of $2.4 million, depreciation of property and equipment of $0.02 million, amortization of right of used assets of $0.1 million, unrealized loss on trading securities of $0.8 million, gain on disposal of subsidiaries of $21.2 million, realized gain on sale of securities of $1.1 million, gain on reversal of accrued liabilities of $10.4 million. Cash generated from changes in operating assets and liabilities included a decrease in accounts receivable of $4.7 million, and an increase in advances from customers and contract liabilities of $1.2 million, while cash used in changes in operating assets and liabilities included a decrease in accounts payable of $4.8 million, increase in short term investments of $4.6 million, increase in prepaid expenses and other current assets of $0.4 million, and a decrease in accrued expenses of $0.3 million.

Cash generated by investing activities for the year ended December 31, 2025 was $25.1 million, which was primarily attributable to cash proceeds from the disposal of subsidiaries of $22.5 million, receipt of time deposits from banks of $2.7 million, and receipt of matured time deposits of $3.5 million, partially offset by investment in time deposits of $3.4 million and purchases of property and equipment of $0.04 million.

Cash used in financing activities for the year ended December 31, 2025 was $0.4 million, which included the repayment of short-term bank and other borrowings of $0.4 million.

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

Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, the timely collection of payment from our customers, and the availability of additional funding. In the next 12 months, we may rely on the sale of convertible notes or other financial instruments to fund our acquisition needs.

The sale of equity and convertible debt securities will result in dilution to our shareholders, and certain of those securities may have rights senior to those of our shares of capital stock. If we raise additional funds through the issuance of preferred stock, convertible debt securities, or other debt financing, these securities or other debt could contain covenants that would restrict our operations. Any other third-party funding arrangement could require us to relinquish valuable rights. Economic conditions may affect the availability of funds and activity in equity markets. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, eliminate or make changes to our operating plans.

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

As of April 9, 2025, the Company completed its sale of the contracted businesses to Sasken.

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

As of March 6, 2024, the Company completed the divestiture of its ownership in HHE.

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

Contractual Obligations

As of December 31, 2025, payment obligations under short-term and long-term debt, operating leases, and other long-term liabilities were as follows:

Amount ($’000)
Obligations less than one year
Operating facilities leases	$12
Short-term borrowing	$-

Obligations from 1 to 3 years
Operating facilities leases	$30

Obligations from 3 to 5 years
Operating facilities leases	$-

Related Party Transactions

The Group had no significant related party transactions for the years ended December 31, 2023, 2024, and 2025.

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

Certain Transactions for the Years Ended December 31, 2023, 2024, and 2025, and Subsequent Transactions

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

As of March 6, 2024, the Company completed the divestiture of its ownership in HHE.

April 2025 Share Purchase Agreement

On November 11, 2024, the Company announced that Sasken, a leading global product engineering and digital transformation services company based in India, signed a Letter of Intent with the Company to acquire the Group’s certain hardware and software services business. On April 8, 2025, the Company signed the SPA with Sasken Design Solutions Pte. Ltd, a wholly owned subsidiary of Sasken. The SPA provided for Sasken’s acquisition of the Company’s core business through the purchase of BORQS International Holding Corp, the Company’s wholly owned subsidiary. The transactions contemplated by the Sale were consummated on April 9, 2025. Included in the Sale are all of the Company’s embedded software design and customized hardware manufacturing of products for the IoT activities, customer contracts, technology licenses, intellectual property, employment agreements with key personnel and assets required for the Company’s operations. Sasken agreed to pay the Company an aggregate purchase price of $40 million, subject to adjustments for working capital, amounts withheld for taxes payable and certain earnout payments linked to performance in 2025. As such, for the year ended December 31, 2024, the Group classified related assets and liabilities as held for sale and reported in discontinued operation for the years ended December 31, 2023, 2024, and 2025.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table provides information regarding our executive officers and directors as of March 31, 2026:

Name	Age	Position	Term expires at annual stockholders meeting in year
Board of Directors
Pat Sek Yuen Chan	61	Founder, Chairman of the Board (Class III Director), Chief Executive Officer and Chief Financial Officer	2027
Wan Yu (Lawrence) Chow, Ph.D.	64	Class I Director	of the next meeting

Ji (Richard) Li	66	Class I Director	of the next meeting
Fang-Wei (Steve) Tsao	58	Class II Director	2026

Executive Officer

Anthony K. Chan	71	Executive Director of Finance

The principal occupation and business experience of our directors and executive officers is as follows:

Pat Sek Yuen Chan, 61, is the Chairman of our board of directors, as well as our Chief Executive Officer and President. He was the founder and Chairman of the board of directors of Borqs International, and since 2007, he served as Borqs International’s Chief Executive Officer and President. Mr. Chan has over 20 years of experience in the mobile network communications sector. Before founding Borqs, Mr. Chan served as Senior Vice President and General Manager of the infrastructure business unit of UTStarcom Inc., a telecommunications equipment company, from 2000 to 2007. Earlier, Mr. Chan was an engineering manager in Motorola, responsible for the development of the GPRS switching. Mr. Chan is an established entrepreneur and has received many awards, including the “High-Caliber Talent from Overseas Award” from the PRC government and “2012 Beijing Entrepreneur of the Year” from Silicon Dragon. Mr. Chan received his bachelor’s degree in computer science from the University of Toronto and his master’s degree in computer science from the University of British Columbia.

Wan Yu (Lawrence) Chow, Ph.D., 64, was elected as an independent board member by our stockholders in December 2018. Dr. Chow has almost 30 years of experience in the ICT industry, he has extensive working experience with large and complex global FinTech, Telco + Network Equipment Provider & Education industries with successful track record of delivering outstanding commercial and technical results in Fortune 500 organizations to small start-ups. He started his career in 1989 at various Silicon Valley tech companies including Xerox Corporation, Amdahl Corporation and Sun Microsystems. At Sun Micro, Dr. Chow served as the Chief Technical Consultant from 1993 to 1999 for the Greater China region. After serving as the Director of Strategic Alliance for PeopleSoft Inc., North Asia, from 2000 to 2001, he rejoined Sun Micro Greater China as its CTO/NEP Technology Office from 2002 to 2008. He joined SAP China as Managing Partner from 2012 to 2015. Currently, he is serving as Director and Strategic Partner for QLIK Greater China since 2017. Dr. Chow received two Bachelor’s Degrees in Computer Science and Information System from Oregon State University in 1988 and earned a Master’s Degree in Computer Science from Pacific W. University in 1993. He received another Master’s Degree in Education Management from Tarlac State University in 2011. Dr. Chow received his PhD in Education Management from HKMA/Tarlac State University in 2015.

Ji (Richard) Li, 66, was elected as an independent board member by our stockholders in December 2018. Mr. Li has 23 years of experience in the telecom industry and he worked in various multinational companies. He started his career in 1982 as a lecturer in Huazhong University of Science and Technology in China. He was the General Manager of UTStarcom Inc. Shenzhen Office from 1995 to 2001, where he led a team to develop telecom switches based on soft switch technology, and the product was launched in China with more than 50 million subscribers. Mr. Li was the Founder of Fiberxon, Inc. from 2001 to 2004, where he led a team to develop fiber optics equipment, and this company was successfully sold to MRV Communication. He was the founder and served as the Chief Executive Officer of AngleCare Inc. from 2005 to 2006, and led a team to develop mobile health care applications. Mr. Li was the CEO and General Manager of Wuhan HSC Technology Inc. from 2006 to 2007. he led a team to develop advertisement systems used for public transit systems and were successfully used in the Wuhan Taxi network. He has been serving as General Manager of Vinko Technology Inc. from 2010 to 2014, he led a team to develop telecom payment systems in China. He is currently an Angel Investor since 2014. Mr. Li received his Master’s Degree in Information Engineering from Huazhong University of Science and Technology.

 Fang-Wei (Steve) Tsao, 58. Mr. Tsao is the CEO of Faspro Systems Ltd., a company specializing in wireless technology. He has extensive expertise in Wi-Fi, 4G, and 5G wireless technology, as well as management, operations, sales, and marketing. Mr. Tsao holds a Master’s Degree in Computer Science and Information Engineering from Taiwan University. Prior to founding Faspro Systems in 2017, he held various leadership roles, including Business Head of Connectivity at Quanta Computer from 2006 to 2016, and sales and marketing positions at Cybertain from 1998 to 2005. He also participated in two startup companies in 1994 and 2006. As CEO of Faspro Systems, he has leveraged his extensive business development experience in Japan, the United States, Europe, and South Asia to drive the company’s growth and innovation in the wireless technology space. Mr. Tsao joined our Board as an independent director in June 2024.

Anthony Chan, 71, is the Executive Director of Finance since October 1, 2021, prior to which he was the Chief Financial Officer and Executive Vice President, Corporate Finance and joined the company in April 2015. Mr. Chan has over 30 years of experience in U.S. and China cross border investments and business operations. From July 2013 until March 2015, Mr. Chan served as the President of Asia Sourcing for Portables Unlimited in New York, a distributor of T-Mobile USA. From March 2009 until July 2013, he served as the CFO for Tianjin Tong Guang Digital Broadcasting Co. Ltd, a mobile communications products company. For the 20 years prior to that, he was involved in multiple investment and technology transfer projects between China, the U.S, and Europe, in the areas of communication products, chemical fibers, textile machinery and medical equipment. Mr. Chan received both his bachelor’s and MBA degrees from the University of California at Berkeley.

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

Board of Directors and Corporate Governance

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. The Company held its last annual general meeting (“AGM”) on December 20, 2024. Our existing Class III directors will serve until our 2027 AGM, our existing Class II directors will serve until our 2026 AGM, and our Class I directors will serve until our 2025 AGM. At each annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. If no AGM is held for a particular year, the expiring term of the director will be automatically extended until the next AGM.

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

Meetings of the Board of Directors

Our board of directors and committees held 2 regular meetings and executed 9 unanimous written consents for the review and decision-making on Company matters during the year 2025.

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

Board Leadership Structure and Role in Risk Oversight

The Board does not have a lead independent director. Pat Chan is our Chief Executive Officer, Chief Financial Officer and Chairman of the Board.

Committees of the Board of Directors

Audit Committee

The members of our Audit Committee are Mr. Tsao (chairperson of the committee), Mr. Chow, and Mr. Li, each of whom is an independent director. Each member of the Audit Committee is financially literate and our Board determined Mr. Tsao qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our Audit Committee charter details the responsibilities of the Audit Committee, including:

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

Enterprise Risk Oversight Committee

The members of our Enterprise Risk Oversight Committee are Mr. Tsao (chairperson of the committee), Mr. Chow, and Mr. Li, each of whom is an independent director. Our Enterprise Risk Oversight Committee charter details the principal functions of the committee, including carrying out the responsibility of overseeing the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company.

Risk and Information Security Committee

The members of our Risk and Security Committee are Mr. Chow (chairman of the committee) and Mr. Li, each of whom is an independent director. Our Risk and Security Committee charter details the principal functions of the committee, including overseeing and reviewing the Company’s internal controls to protect the Company’s information and proprietary assets. Mr. Pat Chan, CEO & CFO of the Company, also serves as the Chief Information Officer and the Chief Risk Officer for the committee.

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

Executive Compensation

Summary Compensation Table

Pat Chan, Dexter Fong, and Anthony Chan are referred to in this Annual Report as our named executive officers.

The following table provides information regarding the compensation awarded to, or earned by, the named executive officers for the past two fiscal years.

Summary Compensation Table

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)		Option awards ($)	Non- equity incentive plan ($)	Non- qualified deferred earnings ($)	All other compen- sation ($)	Total ($)

Aggregate Executive Officers & Directors (1)	2025	447,200	3,030,547	2,435,600	(2)	-	-	-	-	5,913,347
	2024	707,700	262,250	46,667	(2)	-	-	-	-	1,016,617

(1)	Commencing with the fiscal year ended December 31, 2024, the Company presents aggregate compensation for its executive officers and members of the board of directors, in accordance with the disclosure accommodation available to foreign private issuers under Form 20-F and consistent with applicable home country practices, where individual compensation disclosure is not otherwise required or publicly made.

(2)	In 2025 and 2024, the Company’s board of directors approved the issuance of restricted ordinary shares to our executives. Stock awards were valued as of the date of the grant.

Outstanding Equity Awards at 2025 Year-End

There were no outstanding vested or unvested stock options held by any executives as of December 31, 2025.

Borqs Technologies, Inc. Equity Incentive Plan

Effective August 18, 2017, we adopted the Borqs Technologies, Inc. 2017 Equity Incentive Plan (“Equity Incentive Plan”), with five million ordinary shares issuable pursuant to equity awards under the plan. The number of ordinary shares reserved for issuance under the Equity Incentive Plan will increase automatically on January 1 of each of 2018 through 2027 by a number of shares that is equal to 5% of the aggregate number of outstanding ordinary shares as of the immediately preceding December 31. Due to the issuance of restricted ordinary shares to our staff in exchange for all stock options as described in the previous section, there were no outstanding vested or unvested stock options held by our staff as of December 31, 2025.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table presents information as to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2026 are deemed to be outstanding and to be beneficially owned by the person holding the options to compute the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage ownership of our ordinary shares in the following table is based on 44,931,642 outstanding ordinary shares on March 31, 2026.

	Number of Shares	%
Name and Address of Beneficial Owners of 5% or more
Youtong Investment Consulting Company, Ltd (1)	3,550,763	7.90

Directors and Executive Officers (2)
Pat Sek Yuen Chan	10,578,667	23.54
Wan Yu (Lawrence) Chow	386,615	*

Ji (Richard) Li	386,615	*
Fang-Wei (Steve) Tsao	266,667	*
Anthony K. Chan	8,993,282	20.02

All directors and officers as a group (5 persons)	20,611,846	45.87

*	Less than one percent

(1)	The business address for Youtong Investment Consulting Company Ltd is Units B-D, 16/F, Yardley Commercial Building, 3 Connaught Road West, Sheung Wan, Hong Kong.

(2)	Unless otherwise indicated, the business address of each of the individuals is Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

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

On December 30, 2024, the Shanghai No.2 Intermediate People’s Court upheld the arbitration decision from Hong Kong and has approved of the enforcement of the final award in favor of Borqs against KADI. The Company has received partial payment of the award from KADI as of the filing of this Annual Report and is working with PRC counsel on enforcement and collection of the remainder of the award.

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

Inflation Risk

We do business globally with international customers and suppliers. Our gross margin and operations can be adversely affected by global inflationary situations such as rising costs for raw materials, components, shipping and labor. The Company faces challenges in maintaining the profitability of operations in economies experiencing high inflation rates caused by the global COVID pandemic and political tension between Russia and Ukraine. The inflation rate in the U.S. reached 40-year high in the beginning of 2022. It has affected the whole world economy, including our sourcing costs and business operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See section on risk factors.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OR PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) or 15d-15(e)) as of December 31, 2025, as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, have concluded that, due to the outstanding material weakness described below, our disclosure controls and procedures are ineffective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were ineffective as of December 31, 2025. In the years ended December 31, 2025 and 2024, we did not maintain sufficient controls over financial reporting processes due to an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

(c)	Changes in Internal Control over Financial Reporting

We identified one material weakness in internal control over financial reporting during our preparation of the financial statements for the fiscal year ended December 31, 2025 which was due to an insufficient number of accounting and financial reporting personnel with the requisite knowledge and experience in the application of U.S. GAAP and SEC requirements for financial reporting programs. The Company sought professionals to join our accounting team for U.S. GAAP and SEC financial reporting related matters. We have taken multiple steps to implement measures designed to improve our internal control over financial reporting to remediate the material weakness including hiring of a financial manager with US GAAP and SEC reporting experiences to help set up workflows for the strengthening of internal controls and preserving accuracy in preparing consolidated financial statements, and also since December 2018 to May 2024, our Chairperson of the Audit Committee, a member of the Washington State board of Accountancy since the year 1989, has been regularly providing the Company with advice on procedures and interpretation of US GAAP rules and regulations.

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

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Fang-Wei (Steve) Tsao, an independent director and a member of our audit committee, is an “Audit Committee Financial Expert” under Section 407(d)(5) of Regulation S-K promulgated under the Securities and Exchange Act of 1934, as amended, and the corporate governance rules of the Nasdaq Stock Market, and on July 29, 2025 the board appointed Mr. Tsao as the chairperson of the Audit Committee.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Summit Group CPAs, P.C. (“SG CPA”, formerly known as “Yu Certified Public Accountant, P.C.”), for the years ended December 31, 2024 and 2025:

$’000	2024	2025

Audit fees	$550	$300
Other audit service fees	$-	-
Tax review fee	$-	-
All other fees	-	-
Total fees	$550	$300

Audit fees for the years ended December 31, 2024 and 2025 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2024 and 2025, and review of documents provided in connection with our regulatory filings. The audit for the year 2025 included the period from January 1 to April 8 when the Company owned and operated its core businesses and the period from April 9 to December 31 after the core businesses had been sold to Sasken.

In accordance with our charter, the audit committee is required to pre-approve all audit and non-audit services to be performed by the independent auditors and the related fees for such services other than prohibited non-auditing services as promulgated under rules and regulations of the SEC (subject to the inadvertent de minimis exceptions set forth in the Sarbanes-Oxley Act of 2002 and the SEC rules). All services performed by SG CPA for our benefit were pre-approved by the audit committee in accordance with its charter and all applicable laws, rules and regulations.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Summit Group CPAs, P.C. (“SG CPA”, formerly known as “Yu Certified Public Accountant, P.C.”), is set forth on pages F-1 through F-53 and are filed as part of this annual report.

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

Date: May 15, 2026

BORQS TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Borqs Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Borqs Technologies, Inc. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), as of December 31, 2025 and 2024, the related consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of shareholders' (deficit) equity, and consolidated statements of cash flows, for each of the three years ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows, for each of the three years ended December 31, 2025, in conformity with generally accepted accounting principles in the United States of America.

Emphasis of Matter – Disposal of Certain Business

As described in Note 1(b) to the financial statements, on April 9, 2025, the Group disposed of certain hardware and software services business. This transaction represented a significant disposition of the Group’s operations and may affect the Group’s future results of operations and financial position.

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

Critical Audit Matters

The critical audit matters communicated below are the matters, arising from the current audit of the consolidated financial statements, which were communicated or required to be communicated to the audit committee, and that (i) related to accounts or disclosures which are material to the consolidated financial statements, and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. We determined that there are no critical audit matters.

/s/ Summit Group CPAs, P.C. (formerly known as “Yu Certified Public Accountant, P.C.”)

(PCAOB ID: 5910)

We have served as the Company’s auditor since 2019.

New York, New York

May 15, 2026

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2024	2025
		$	$
ASSETS
Current assets:
Cash and cash equivalents		2,032	2,615
Restricted cash		26	-
Time deposits		3,377	-
Short term investments	(5)	-	4,888
Accounts receivable, net (net of allowance of $nil and $56 as of December 31, 2024 and 2025, respectively)		116	156
Prepaid expenses and other current assets, net (net of allowance of $392 and $1,214 as of December 31, 2024 and 2025, respectively)	(6)	6,747	847
Current assets held for sale	(1)	11,057	-

Total current assets		23,355	8,506

Non-current assets:
Property and equipment, net	(8)	7	7
Right of use asset	(7)	216	41
Non-current assets held for sale	(1)	1,831	-

Total non-current assets		2,054	48

Total assets		25,409	8,554

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

		As of December 31,
	Note	2024	2025
		$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable		5,388	22
Accrued expenses and other payables	(11)	15,296	1,538
Contract liabilities		1,299	-
Lease liabilities – current	(7)	179	12
Short-term bank and other borrowings	(10)	417	-
Income tax payable		-	6
Current liabilities held for sale	(1)	4,337	-

Total current liabilities		26,916	1,578

Non-current liabilities:
Lease liabilities – non-current		-	30
Non-current liabilities held for sale	(1)	2,091	-

Total non-current liabilities		2,091	30

Total liabilities		29,007	1,608

Commitments and contingencies

Shareholders’ (deficit) equity:
Ordinary shares (no par value; unlimited shares authorized; 28,970,077 shares and 45,470,079 shares issued and outstanding as of December 31, 2024 and 2025, respectively*)		-	-
Additional paid-in capital		330,016	332,452
Subscriptions receivable		(16,091)	(16,091)
Statutory reserve		1,901	1,901
Accumulated deficit		(314,842)	(309,477)
Accumulated other comprehensive loss		(4,389)	(2,055)

Total Borqs Technologies, Inc. shareholders’ (deficit) equity		(3,405)	6,730

Noncontrolling interest		(193)	216

Total shareholders’ (deficit) equity		(3,598)	6,946

Total liabilities, noncontrolling interest and shareholders’ equity		25,409	8,554

*	Giving retroactive effect to the one-for-sixteen reverse split on June 27, 2022 and one-for-twelve reverse split on October 10, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2023	2024	2025
		$	$	$
Net Revenues:
Software		1,516	1,601	-
Hardware		19,051	26,112	13,602

Total net revenues		20,567	27,713	13,602

Software		(678)	(379)	-
Hardware		(16,019)	(21,548)	(13,102)

Total cost of revenues		(16,697)	(21,927)	(13,102)

Total gross profit		3,870	5,786	500

Operating expenses:
Sales and marketing expenses		(494)	(534)	(204)
General and administrative expenses		(11,084)	(6,465)	(14,164)
Research and development expenses		(3,658)	(2,321)	(3,526)

Total operating expenses		(15,236)	(9,320)	(17,894)

Other operating income		22	396	-

Operating loss		(11,344)	(3,138)	(17,394)

Interest income		60	9	9
Interest expense		(1,271)	(1,257)	(44)
Other income		617	4,225	11,994
Other expense		(140)	(210)	(6,221)
Gain on debt settlement	(17(d))	176	-	-
Loss related to equity financing	(17(b))	(14,156)	-	-
(Loss) gain on additional compensation to HHE	(4(a))	(5,400)	5,950	-
Gain on deconsolidation of subsidiaries		-	12,564	21,212
Loss on repurchase of convertible notes		-	(600)	-
Unrealized loss on trading securities		-	-	(830)
Realized gain on sale of securities		-	-	1,104
Foreign exchange gain (loss)		1,163	(73)	(119)

(Loss) income from continuing operations, before income taxes		(30,295)	17,470	9,711

Income tax benefit (expense)	(15)	2,084	(8)	(5)

Net (loss) income from continuing operations		(28,211)	17,462	9,706

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

		For the years ended December 31,
	Note	2023	2024	2025
		$	$	$
Discontinued operations
Income (loss) from operations of discontinued entities		2,368	(4)	(4,999)

Income tax (expense) benefit		(1,078)	(135)	945

Net income (loss) on discontinued operations		1,290	(139)	(4,054)

Net (loss) income		(26,921)	17,323	5,652

Net (loss) income attributable to noncontrolling interest – continuing operations		(454)	626	287
Net (loss) income attributable to noncontrolling interest – discontinued operations		-	-	-
Less: net (loss) income attributable to noncontrolling interest		(454)	626	287

Net (loss) income attributable to Borqs Technologies, Inc.		(26,467)	16,697	5,365

Net (loss) income attributable to ordinary shareholders		(26,467)	16,697	5,365

Net (loss) income per share from continuing operations attributable to Borqs Technologies, Inc.
(Loss) income per share—Basic *:		(2.13)	0.55	0.28
(Loss) income per share—Diluted *:		(2.13)	0.55	0.28

Net (loss) income per share from discontinued operations attributable to Borqs Technologies, Inc.
Income (loss) per share—Basic *:		0.10	(0.00)	(0.12)
Income (loss) per share—Diluted *:		0.10	(0.00)	(0.12)

Net (loss) income per share attributable to Borqs Technologies, Inc.
(Loss) income per share—Basic *:		(2.03)	0.55	0.16
(Loss) income per share—Diluted *:		(2.03)	0.55	0.16

Number of ordinary shares used in earnings per share computation:
Weighted-average number of ordinary shares used in calculating continuing operations—basic *		13,059,041	30,461,758	32,949,585
Weighted-average number of ordinary shares used in calculating continuing operations—diluted *		13,059,041	30,461,758	32,949,585

Weighted-average number of ordinary shares used in calculating discontinued operations—basic *		13,059,041	30,461,758	32,949,585
Weighted-average number of ordinary shares used in calculating discontinued operations—diluted *		13,059,041	30,461,758	32,949,585

*	Giving retroactive effect to the one-for-sixteen reverse split on June 27, 2022 and one-for-twelve reverse split on October 10, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2023	2024	2025
		$	$	$
Net (loss) income		(26,921)	17,323	5,652
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments, net of tax of nil		(262)	(244)	409
Other comprehensive income (loss), net of tax of nil		(262)	(244)	409
Comprehensive (loss) income		(27,183)	17,079	6,061
Less: comprehensive loss attributable to noncontrolling interest		18	14	12
Comprehensive (loss) income attributable to Borqs Technologies, Inc.		(27,201)	17,065	6,049

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2023	4,765,219	-	310,267	(14,378)	1,901	(3,512)	(305,072)	(10,794)	(358)	(11,152)
Consolidated net loss	-	-	-	-	-	-	(26,467)	(26,467)	(454)	(26,921)
Foreign exchange difference	-	-	-		-	(294)	-	(294)	-	(294)
Debt equity conversion settlement (Note 17(d))	771,605	-	1,574	-	-	-	-	1,574	-	1,574
Issuance of ordinary shares as collateral (Note17(c))	443,294	-	1,321	(1,321)	-	-	-	-	-	-
Issuance of ordinary shares for a project (Note17(h))	166,667	-	392	(392)	-	-	-	-	-	-
Shares conversion of convertible notes (Note 12)	94,003	-	500	-	-	-	-	500	-	500
Warrants exercised into shares (Note 12)	3,127,762	-	-	-	-	-	-	-	-	-
Issuance of warrants associated with convertible notes (Note 12)	-	-	629	-	-	-	-	629	-	629
Shares issued to HHE (Note 4(a))	1,916,667	-	9,423	(9,423)	-	-	-	-	-	-
Settlement of equity financing (Note 17(b))	4,668,704	-	13,463	-	-	-	-	13,463	-	13,463
Share-based compensation (Note 14)	12,912,096	-	7,769	-	-	-	-	7,769	-	7,769

Balance as of December 31, 2023	28,866,017	-	345,338	(25,514)	1,901	(3,806)	(331,539)	(13,620)	(812)	(14,432)

*	Giving retroactive effect to the one-for-sixteen reverse split on June 27, 2022 and one-for-twelve reverse split on October 10, 2023

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

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

	Number of ordinary shares *	Ordinary shares	Additional paid-in capital	Subscription receivable	Statutory reserves	Accumulated Other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ (deficit) equity
Balance as of January 1, 2025	28,970,077	-	330,016	(16,091)	1,901	(4,389)	(314,842)	(3,405)	(193)	(3,598)
Consolidated net income	-	-	-	-	-	-	5,365	5,365	287	5,652
Foreign exchange difference	-	-	-		-	2,334	-	2,334	-	2,334
Disposal of subsidiaries (Note 4 (d)(e))	-	-	-	-	-	-	-	-	122	122
Share-based compensation (Note 14)	16,500,002	-	2,436	-	-	-	-	2,436	-	2,436

Balance as of December 31, 2025	45,470,079	-	332,452	(16,091)	1,901	(2,055)	(309,477)	6,730	216	6,946

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of $, unless otherwise stated)

		For the years ended December 31,
	Note	2023	2024	2025
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income		(26,921)	17,323	5,652
Adjustments to reconcile net (loss) income to net cash used in operating activities:
(Reversal of provision) provision on accounts receivables & other current assets		(501)	15	1,120
Depreciation of property and equipment		424	403	19
Amortization of right of use asset		928	850	104
Loss on disposal of property and equipment		7	70	-
Loss on repurchase of convertible notes		-	600	-
Deferred income tax (benefits) expenses		783	84	(991)
Interest expense related to debt discount	(12)	700	770	-
Share-based compensation expenses	(14)	6,817	4	2,436
Gain on debt settlement	(17(d))	(176)	-	-
Non-employee share-based compensation expenses	(14)	952	47	-
Loss on additional compensation to HHE	(4(a))	5,400	-	-
Gain on cancellation of shares compensation to HHE		-	(5,950)	-
Gain on disposal of subsidiaries		-	(12,564)	(21,212)
Gain on debt forgiveness		-	(4,748)	-
Gain on reversal of accrued liabilities		-	-	(10,452)
Loss related to equity financing	(17(b))	14,156	-	-
Unrealized loss on trading securities	(5)	-	-	830
Realized gain on sale of securities	(5)	-	-	(1,104)
Changes in operating assets and liabilities, net of the effects of an acquisition:
Accounts receivable		1,128	(3,723)	4,710
Inventories		679	1,496	29
Prepaid expenses and other current assets		351	(656)	(393)
Short term investments	(5)	-	-	(4,617)
Accounts payable		(218)	4,137	(4,833)
Accrued expenses and other payables		(5,501)	(1,306)	(290)
Advances from customers and contract liabilities		(2,699)	1,299	1,201
Amounts due to related parties		(3)	-	6
Deferred revenues		-	(8)	-
Long-term payable		(417)	-	-
Income tax payable		208	(161)	(49)
Unrecognized tax benefit		(1,990)	-	-
Lease liabilities		(896)	(751)	(65)

Net cash used in operating activities		(6,789)	(2,769)	(27,899)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(250)	(114)	(37)
Receipt of time deposit from banks		-	-	2,686
Investment in time deposit		(2,060)	(3,377)	-
Receipt of time deposit from banks		-	3,496	-
Proceeds from disposal of subsidiaries		-	-	22,490
Proceeds from disposal of HHE		-	9,890	-
Additional compensation payment to a former subsidiary	(4(a))	(2,700)	-	-

Net cash (used in) generated from investing activities		(5,010)	9,895	25,139

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of $, unless otherwise stated)

	Note	2023	2024	2025
		$	$	$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank and other borrowings		424	-	-
Repayments of short-term bank and other borrowings		-	-	(411)
Proceeds from issuance of convertible notes	(12)	1,418	-	-
Repurchase of convertible notes	(12)	-	(4,050)	-
Net cash generated from (used in) financing activities		1,842	(4,050)	(411)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash		(307)	(591)	2,228

Net (decrease) increase in cash and cash equivalents and restricted cash		(10,264)	2,485	(943)
Cash and cash equivalents and restricted cash at the beginning of year		11,337	1,073	3,558

Cash and cash equivalents and restricted cash at the end of year		1,073	3,558	2,615
Less: cash and cash equivalents and restricted cash of discontinued operations at the end of year		247	1,500	-

Cash and cash equivalents and restricted cash of continuing operations at the end of year		826	2,058	2,615

Reconciliation of cash and cash equivalents and restricted cash of the continuing operations
Cash and cash equivalents of continuing operations at the end of year		800	2,032	2,615
Restricted cash of continuing operations at the end of year		26	26	-
Total cash and cash equivalents and restricted cash of continuing operations		826	2,058	2,615

Reconciliation of cash and cash equivalents and restricted cash of the discontinued operations
Cash and cash equivalents of discontinued operations at the end of year		247	1,500	-
Restricted cash of discontinued operations at the end of year		-	-	-
Total cash and cash equivalents and restricted cash of discontinued operations		247	1,500	-

		For the years ended December 31,
	Notes	2023	2024	2025
		$	$	$
Supplemental disclosures of cash flow information:
Interest paid		(281)	(301)	(44)
Interest received		51	9	460
Income tax paid		-	(101)	-
Cash paid included in the measurement of lease liabilities		(881)	(843)	(304)
Supplemental schedule of non-cash activities:
Conversion of convertible notes	(12)	500	-	-
Issuance of shares for increase in subscription receivable	(4(a))	11,136	-	-
Cancellation of shares for decrease in subscription receivable	(4(b))	-	9,423	-
Debt settlements by issuance of ordinary shares	(17(d))	1,321	-	-

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

(a) As of the balance sheet date, the VIE has been disposed and the details of the Company’s major subsidiaries, are as follows:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:

BORQS International	July 27, 2007	Cayman	100%	Holding company
BORQS Hong Kong Limited (“Borqs HK”)	July 19, 2007	Hong Kong	100%	Provision of software and service solutions and hardware products sales
BORQS Beijing Ltd. (“Borqs Beijing”)	September 4, 2007	PRC	100%	Provision of software and service solutions and hardware products sales
BORQS Chongqing Ltd. (“Borqs Chongqing”)	August 17, 2010	PRC	100%	Provision of software and service solutions and hardware products sales

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

(b) On November 11, 2024, the Group announced that Sasken Technologies Limited (“Sasken”), a leading global product engineering and digital transformation services company based in India the intent to acquire the Group’s certain hardware and software services business. The transactions contemplated by the Sale were consummated on April 9, 2025. As of December 31, 2024, the Group classified related assets and liabilities as held for sale and reported in discontinued operation.

The following tables represent the financial information of the business classified as discontinued operations as of December 31, 2024, and for the years ended December 31, 2023, 2024 and for the period from January 1 to April 8, 2025 before eliminating the intercompany balances and transactions between the entities held for sale and other entities within the Group:

As of December 31, 2024
Carrying amounts of major classes of assets included as part of the assets held for sale	$
Cash and cash equivalents	1,500
Accounts receivable, net	5,961
Prepaid expenses and other current assets, net	1,536
Inventories, net	2,060

Total current assets	11,057

Non-current assets:
Property and equipment, net	461
Right of use asset	1,273
Deferred tax assets	97

Total non-current assets	1,831

Total assets	12,888
Carrying amounts of major classes of liabilities included as part of the assets held for sale
Current liabilities:
Accounts payable	3,386
Accrued expenses and other payables	227
Lease liabilities – current	670
Amount due to related parties	-
Income tax payable	54

Total current liabilities	4,337

Non-current liabilities:
Deferred tax liabilities	1,449
Lease liabilities – non-current	642
Total non-current liabilities	2,091

Total liabilities	6,428

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

	For the years ended December 31,		For the period starting from January 1 to April 8
	2023	2024	2025
	$	$	$
Net Revenues:	11,479	11,098	2,222
Cost of revenues	(7,256)	(8,594)	(2,166)

Total gross profit	4,223	2,504	56

Operating expenses:
Sales and marketing expenses	-	-	(39)
General and administrative expenses	(1,928)	(2,435)	(4,316)
Research and development expenses	(1,238)	(1,257)	(360)

Total operating expenses	(3,166)	(3,692)	(4,715)

Operating income (loss)	1,057	(1,188)	(4,659)

Interest income	3	261	63
Interest expense	-	-	(1)
Other income (expense)	17	884	(318)
Foreign exchange gain (loss)	1,291	39	(84)
Income (loss) from discontinued operation, before income taxes	2,368	(4)	(4,999)

Income tax (expense) benefit	(1,078)	(135)	946

Income (loss) from discontinued operations	1,290	(139)	(4,053)

	For the years ended December 31,		For the period starting from January 1 to April 8
	2023	2024	2025
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	1,290	(139)	(4,053)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	229	178	200
Deferred income tax expenses (benefits)	783	84	(985)
Gain on debt forgiveness by a related party	-	(737)	-
Changes in operating assets and liabilities	(1,314)	2,199	6,102

Net cash generated from operating activities	988	1,585	1,264

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(225)	(108)	-
Investment in time deposit	(3,496)	(3,377)	-
Receipt of time deposit from banks	-	3,496	-

Net cash (used in) provided by investing activities	(3,721)	11	-

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash generated from financing activities	-	-	-

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(49)	(343)	(41)
Net increase (decrease) in cash and cash equivalents and restricted cash	(2,782)	1,253	1,223
Cash and cash equivalents and restricted cash at the beginning of year	3,029	247	1,500

Cash and cash equivalents and restricted cash at the end of year	247	1,500	2,723

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b) Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2025, the Group had cash and cash equivalents of $2.6 million and a working capital of $6.9 million and has generated a net income from continuing operations of $9.7 million and net decrease in cash of $0.9 million for the year ended December 31, 2025.

In April 2025, the Group completed the disposal of a significant portion of its hardware and software services business (see Note 1(b) and Note 4(d)), generating net cash proceeds of approximately $22.5 million. Following the disposal, the Group’s ongoing operations consist primarily of holding company activities with minimal recurring cash outflows. However, the Group has no ongoing revenue-generating operations. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Management has prepared a cash flow forecast for the twelve months from the date of issuance of these financial statements. The forecast assumes no significant capital expenditures or debt service obligations, and projects that existing cash and disposal proceeds are sufficient to fund operating expenses. To address the long-term lack of revenue, management is actively evaluating the strategic alternatives, including identifying and negotiating potential acquisitions of complementary businesses to re-establish revenue streams, and seeking additional equity or debt financing as needed.

Based on the cash flow forecast and the plans described above, management believes that the Group has adequate liquidity to meet its obligations for the next twelve months from the date of issuance of these financial statements. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

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

(d) Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in Note 1(b).

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

Restricted cash as of December 31, 2024 mainly represents the cash frozen by a bank as credit card deposit.

(i) Short-term investments

The Group classifies its short-term investments in accordance with ASC 321, Investments—Equity Securities, and ASC 825, Financial Instruments. Short-term investments consist of money market funds and equity securities.

Money market funds — The Group invests in money market funds as part of its short-term investment portfolio. These funds are measured at fair value, which approximates cost due to their stable net asset value. Interest and dividend income from money market funds is recognized as earned and included in interest and dividend income in the statement of operations.

Equity securities — The Group’s equity securities consist of publicly traded common stocks listed on major U.S. exchanges. These securities are measured at fair value under ASC 321, with changes in fair value recognized in the statement of operations. Fair value is determined using quoted market prices in active markets (Level 1 inputs). Realized gains and losses are recognized in earnings in the period of sale using the specific identification method.

All short-term investments are included in current assets on the balance sheet. Interest, dividends, and realized and unrealized gains and losses are included in other income (expense), net in the statement of operations.

(j) Accounts Receivable

Accounts receivable are carried at net realizable value. An allowance of doubtful accounts is recorded in the period when the collection of full amount is no longer probable. The Group reviews the accounts receivable for expected credit loss on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. The Group adopt Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326) on January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. See Note 2 (p) below for current expected credit loss.

(k) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to reduce the cost of inventories to its net market value are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value.

(l) Property and equipment

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

(m) Intangible assets

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

(n) Business combination and Goodwill

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

(o) Long-term investments

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

(p) Current expected credit loss

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

Movement of the allowance for doubtful accounts for accounts receivable and contract assets is as follows:

	Year ended December 31,
	2024	2025
	$	$
Balance as of January 1	12,796	-
Provisions for doubtful accounts	-	56
Write offs	(12,752)	-
Changes due to foreign exchange	(44)	-
Balance as of December 31	-	56

Movement of the allowance for other receivables in prepaid expenses and other current assets (See Note 6), is as follows:

	Year ended December 31,
	2024	2025
	$	$
Balance as of January 1	405	392
Provisions for doubtful accounts	4	1,048
Write offs	(28)	(230)
Changes due to foreign exchange	11	4
Balance as of December 31	392	1,214

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Impairment of long-lived assets

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

The impairment loss of long-lived assets was $nil, $nil and $nil for the years ended December 31, 2023, 2024 and 2025, respectively, based on the impairment tests performed.

(r) Convertible Promissory Notes

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

(s) Debt Issuance Costs and Debt Discounts

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

(t) Derivative financial instruments

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

(u) Fair value of financial instruments

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short term investments, accounts receivable and payable, accounts receivable from related parties, short-term bank and other borrowings and long-term bank borrowings. Other than the long-term bank borrowings, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amounts of long-term bank borrowings approximated their fair values since they bear interest rates which approximate market interest rates.

The Group’s investments measured at fair value consist of money market funds and equity securities. Money market funds are measured at fair value using the net asset value (“NAV”) per share. Equity securities are classified as trading securities and are measured at fair value on a recurring basis using quoted prices in active markets (Level 1 inputs). Unrealized gains and losses on these investments are recognized in the statement of operations.

(v) Revenue recognition

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

(w) Contract assets

Contract assets represent the right to consideration in exchange for services that the Group have transferred to the customer before payment is due.

(x) Deferred cost of revenue

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

(y) Contract Costs

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

(z) Contract Liabilities

Contract liabilities primarily relate to multiple element arrangements for which billing has occurred but transfer of control of all elements to the customer has either partially or not occurred at the balance sheet date. This includes cash received from customers for services or products in advance of the transfer of control. For the year ended December 31, 2025, the Group recognized revenue of $1,086 that was included in the advances from customers and deferred revenue at January 1, 2025. For the year ended December 31, 2024, the Group recognized revenue of $3,093 that was included in the advances from customers and deferred revenue at January 1, 2024.

(aa) Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of long-lived assets, amortization of acquired intangible asset, payroll and other related costs of operations.

(bb) Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to nil, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively for the Group’s continuing operation.

(cc) Research and development expenses

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

(dd) Government grants

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

(ee) Leases

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

(ff) Income taxes

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

(gg) Reverse stock split

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

(hh) Subscriptions receivable

As of December 31, 2025 and 2024, subscriptions receivable included investment amounts in the form of (i) ownership of KADI that has been contemplated to be sold to the Group in exchange for shares of the Group of $5,217. (ii) escrow shares to Samsung in the year 2019, 2022 and 2023 as security for arbitration compensation of $10,482, and (iii) shares issued for a project to an advisor of $392. Since the shares in all these cases have already been issued, these items were recorded as subscriptions receivable on the equity section of the Group’s consolidated balance sheets as of December 31, 2025 and 2024, respectively.

The Group retains the legal right to enforce the subscriptions receivable. As of December 31, 2025, the amounts remain outstanding due to pending administrative or procedural matters, not due to collectability concerns. No impairment is considered necessary. Subsequent to the year ended December 31, 2025, the Group cancelled all the 538,437 shares issued to Samsung and held in Escrow in February 2026.

(ii) Share-based compensation

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

(jj) Comprehensive income (loss)

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

(kk) Segment reporting

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

The Group historically had two operating segments, namely Connected Solution and Solar Power Solutions, which related to HHE’s business as the Group’s chief executive officer, who has been identified as the Group’s chief operating decision maker (“CODM”) reviews the operating results of the two difference service lines in order to allocate resources and assess performance for the Group. As of December 31, 2025 and 2024, the Group operates in one reportable segment, which is the Connected Solutions. The CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net income (loss). There is no reconciling items or adjustments between segment income (loss) and net income (loss) as presented in our statements of operations. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

(ll) Employee benefits

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

(mm) (Loss) income per share

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

(nn) Recent accounting pronouncements

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires an entity to disclose disaggregated information about certain income statement expense line items. The standard is effective for us beginning January 1, 2027, with early adoption permitted. The Group is currently evaluating the impact the adoption will have on the disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which aims to modernize the accounting for internal-use software costs to better align with current software development practices by removing references to prescriptive software development stages and establishing a new principle for when to begin capitalizing such costs. The standard is effective for us beginning January 1, 2028. The Group is currently evaluating the impact the adoption will have on the consolidated financial statements.

Recently adopted accounting pronouncements

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. In November 2023, the FASB issued ASU No. 2023 - 07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this ASU retrospectively on December 31, 2024. The adoption did not have a material impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740) (“ASU 2023-09”). The amendments in ASU 2023-09 are intended to improve income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 became effective for our fiscal year beginning after December 15, 2024. We adopted these amendments on January 1, 2025 and applied the amendments on a prospective basis. The adoption of ASU 2023-09 did not have a material impact on our consolidated financial statements.

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

(a) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, time deposits, accounts receivable and accounts receivable from related parties. As of December 31, 2024 and 2025, the aggregate amount of cash and cash equivalents and restricted cash from continuing operations were $2,058 and $2,615, respectively. As of December 31, 2024 and 2025, the aggregate amount of cash and cash equivalents and restricted cash of $425 and $1,406 respectively, were held at major financial institutions located in the PRC, and $1,633 and $1,209, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

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

(i) Customer concentration risk – the Group’s main operations are dependent upon a few customers, with one particularly large customer representing 53.88% of the Group’s net revenues during the year ended December 31, 2025. It is always considered at least reasonably possible that any customer can be lost in the near time. There is no guarantee that the large customer will continue to place orders with the Group or award similar volume of business to the Group. The Group’s top five customers accounted for 98.4%, 91.6% and 100.0% of our net revenues in the years ended December 31, 2023, 2024 and 2025, respectively.

The accounts receivable from the largest single customer accounted for 95% and 90% of the Group’s total accounts receivable for the years ended December 31, 2024 and 2025, respectively.

(ii) Product concentration and geography concentration risks – For the fiscal year of 2023, approximately 91.3% of the Group’s net revenues was focused on the handset mobile device. For the fiscal year of 2024, approximately 93.4% of the Group’s net revenues was focused on the handset mobile device. For the fiscal year of 2025, approximately 86.0% of the Group’s net revenues was focused on the handset mobile device. There is no guarantee that this product type will continue to have demand in the fast-changing telecom industry or that the Group can continue to feasibly compete as a designer and manufacturer of such products.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (CONTINUED)

(iii) Business supplier risk

For the Group’s continuous operations, the Group’s top five suppliers accounted for 43.8% and 35.1% of our cost of goods sold in the years ended December 31, 2024 and 2025, respectively.

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

The exchange rates used to translate amounts in RMB into US$ for the purposes of preparing the consolidated financial statements are as follows:

	As of December 31,
	2024	2025
Balance sheet items, except for equity accounts	7.1884	7.0288

	Years ended December 31,
	2024	2025
Items in the statements of operations and comprehensive loss	7.1217	7.1429

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

During the year ended December 31, 2023, the Group recorded $5,400 loss of additional compensation to HHE as the Company signed amendment agreement with HHE and agreed to pay total of $5,400 cash compensation to the former subsidiary. As of December 31, 2023, $2,700 has been paid and the remaining $2,700 was included in other payables.

In March 2024, the Group completed the divestment of all of its interest in Holu Hou Energy LLC (Note 4(b)), adhering to the requirements from the Commission on Foreign Investment in the United States. Further, the Group has agreed with HHE to cancel all the shares issued to HHE included 73,099, 416,666 and 1,916,667 shares issued during the year ended December 31, 2022, 2023 and 2024, respectively.

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

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

4.	BUSINESS ACQUISITIONS AND DISPOSAL (CONTINUED)

(b)	Deconsolidation of HHE during the year ended December 31, 2022

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

(c)	Disposal of Borqs KK (“BKK”) during the year ended December 31, 2024

In November 2024, the Group ceased operation in Borqs KK (“BKK”) a 60% majority owned subsidiary. Since the date of loss of control BKK was deconsolidated from the Group’s financial statements. A gain of $4 was recognized during the year ended December 31, 2024.

(d)	Disposal of Targeted Business during the year ended December 31, 2025

On November 11, 2024, the Company announced that Sasken Technologies Limited (“Sasken”), a leading global product engineering and digital transformation services company based in India, signed a Letter of Intent with the Group to acquire the Group’s certain hardware and software services business. On April 8, 2025, the Group signed a Share Purchase Agreement (“SPA”) with Sasken Design Solutions Pte. Ltd, a wholly owned subsidiary of Sasken. The SPA provided for Sasken’s acquisition of the Group’s core business through the purchase of BORQS International Holding Corp, the Group’s wholly owned subsidiary. The business including Borqs International Holding Corp (the Cayman Islands), Borqs Technologies (HK) Limited, Borqs Technologies India Private Limited, New Borqs Technologies (Beijing) Company, Ltd., (all referred as the “Targeted Business”). The transactions contemplated by the SPA (the “Sale”) were consummated on April 9, 2025. Included in the Sale are all of the Group’s embedded software design and customized hardware manufacturing of products for the Internet of Things (IoT) activities, customer contracts, technology licenses, intellectual property, employment agreements with key personnel and assets required for the Group’s operations. Sasken agreed to pay the Group an aggregate purchase price of $40 million, subject to adjustments for working capital and certain earnout payments linked to performance in 2025.

The gain on the deconsolidation of Targeted Business was calculated as below for the year ended December 31, 2025:

Amount
$’000
The fair value of the consideration received	$26,451
Less: Net assets of Targeted Business on disposal	5,168
Net gain on disposal	$21,283

(e)	Disposal of BOZZ during the year ended December 31, 2025

In November 2024, the Group ceased operation in BOZZ, a 55% majority owned subsidiary. Since the date of loss of control BOZZ was deconsolidated from the Group’s financial statements. A loss of $71 was recognized during the year ended December 31, 2025:

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

5.	SHORT TERM INVESTMENTS

Short-term investments consist of the following:

	As of December 31,
	2024	2025
	$	$
Money market funds	-	1,080
Equity securities	-	3,808
	-	4,888

The Group invests in money market funds as part of the short-term investment portfolio. These funds are measured at fair value. As of December 31, 2025, the Group held $1,080 in money market funds. The Group’s equity securities consist of publicly traded common stocks listed on major U.S. exchanges. Fair value is determined using quoted market prices in active markets. As of December 31, 2025, the Group held $3,808 in equity securities.

The following table presents the Company’s short-term investments for the year ended December 31, 2025:

Short term investments
$
Balance at beginning of year	-
Net purchase of short term investments	4,617
Net unrealized loss recognized in earnings	(830)
Realized gain recognized in earnings	1,104
Foreign currency translation	(3)
Balance at end of year	4,888

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2024	2025
	$	$
Staff advances	67	38
Prepayment for products	525	69
Advance to OEMs	3,945	747
Rental and other deposits	27	-
VAT recoverable	899	624
Investment of convertible bond	438	438
Cash loan	100	-
Prepayment for debt settlement	1,000	-
Others	138	145
	7,139	2,061
Less: provision	(392)	(1,214)

	6,747	847

Provisions were $392 and $1,214 as of December 31, 2024 and 2025, respectively. The Group reviews staff advances, rental and other deposits, receivable from an agent and other for expected credit loss. The Group determined the allowance based on known troubled accounts, historical experience, and other currently available evidence.

7.	LEASE

The Group leases office space under non-cancelable operating lease agreement, which expire through 2028. As of December 31, 2024 and 2025, the Group’s operating leases had a weighted average discount rate of 4.75% and 4.75%, respectively. The Group uses its incremental borrowing rate as the discount rate for leases. The incremental borrowing rate is based on the Group’s actual borrowing rates, adjusted for collateral and term. Weighted-average remaining lease term for the year ended December 31, 2024 and 2025 were 1.0 years and 3.0 years, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

7.	LEASE (CONTINUED)

Operating lease cost for the year ended December 31, 2025 was $41, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2025 was $12. Operating lease cost for the year ended December 31, 2024 was $234, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2024 was $85. Operating lease cost for the year ended December 31, 2023 was $483, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2023 was $27.

Cash paid for amounts included in the measurement of operating lease liabilities was $484, $150 and $70 for the year ended December 31, 2023, 2024 and 2025, respectively.

Operating Leases (’000)
$
Year ended December 31,
-2026	13
-2027	17
-2028	15
Total undiscounted lease payments	45
Less: imputed interest	(3)
Total	$42

Including:
- Operating lease liabilities - current	12
- Operating lease liabilities – non current	30
Total	$42

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2024	2025
	$	$
At cost:
Computer and network equipment	43	44
Office equipment	78	79
Motor vehicles	61	61
Production equipment	216	217
	398	401
Less: accumulated depreciation	(391)	(394)

	7	7

Depreciation expense from continuing operations was $184, $208 and $3 for the years ended December 31, 2023, 2024 and 2025, respectively. Certain fully depreciated computer equipment, motor vehicles and office equipment were disposed in the year 2023.

	For the years ended December 31,
	2023	2024	2025
	$	$	$
Cost of revenues	85	79	-
General and administrative expenses	99	129	2
Research and development expenses	-	-	1

	184	208	3

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

9.	LONG-TERM INVESTMENTS

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

10.	BANK AND OTHER BORROWINGS

Bank and other borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2024	2025
	$	$
Short-term bank and other borrowings	417	-
Total borrowings	417	-

The outstanding balances as of December 31, 2024 represented a loan borrowed by one of the Group’s subsidiaries. A subsidiary has entered into a short-term loan with 5.0% interest rate with the financial institution. The loan was fully paid during the year ended December 31, 2025.

11.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2024	2025
	$	$
Payroll and welfare payable	1,490	641
VAT, and other taxes payable	180	-
Payables for office supply and utilities	58	-
Payables for purchase of property and equipment	47	-
Professional service fees	250	11
Payables for share purchase consideration (Note 9)	10,000	-
Advance from customers	2,327	250
Interest payable related to an equity financing (Note 17(b))	693	-
Payable for consideration adjustment	-	636
Others	251	-
	15,296	1,538

For the $10,000 balance of payables for share purchase consideration, following the bankruptcy of Crave, the Company determined that there was no longer any viable commercial reason to proceed with the investment. Accordingly, during the year ended December 31, 2025, the Company reversed the entire balance and recognized as other income.

For the $636 of payable for consideration adjustment, the Company has completely paid off the amount subsequent to the year end 2025 and prior to the filing of this Annual Report.

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

During the year ended December 31, 2023, 2024 and 2025, the holders of the convertible notes have converted into total of 94,003, nil and nil the Group’s ordinary shares, respectively. Interest expense related to the amortization of the debt discount of $700, $770 and nil recorded for the year ended December 31, 2023, 2024 and 2025, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

13.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan from continuing operations were $749, $737 and $265 and from discontinued operations were nil, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

14.	SHARE BASED COMPENSATION

(a) Options issued in 2020

The Group granted 11,719 shares of options to three non-employees to purchase ordinary shares with the exercise price of $240.0 per share on March 19, 2020. The expiration date of these options is March 19, 2023.

The Group granted 521 shares of warrants to an advisory company to purchase ordinary shares with the exercise price of $230.4 per share on May 18, 2020. The expiration date of these warrants is May 18, 2027. The recipients received such warrants for bringing to the Company a merger possibility and have the ability to exercise the warrants into ordinary shares of the Company at the time of their own choosing by the expiration date or by the closing of a merger brought forth by them, whichever occurs earlier.

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		($)	(Years)	($)
Outstanding, January 1, 2023	12,240	230.40	4.38	-
Granted	-	-	-	-
Forfeited	(11,719)	-	-	-
Outstanding, December 31, 2023	521	230.40	3.38	-

Outstanding, January 1, 2024	521	230.40	3.38	-
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, December 31, 2024	521	230.40	2.38	-

Outstanding, January 1, 2025	521	230.40	2.38	-
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding, December 31, 2025	521	230.40	1.38	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

14.	SHARE BASED COMPENSATION (CONTINUED)

As of December 31, 2024 and 2025, the Group had options outstanding to purchase an aggregate of 521 shares and 521 shares, respectively with exercise prices above the fair value of the Group’s shares, resulting in aggregate intrinsic value of nil.

No compensation expenses relating to share options granted to employees recognized for the years ended December 31, 2023, 2024 and 2025.

(b) Ordinary shares issued in 2023

During fiscal 2023, the Group issued 12,912,096 ordinary shares to certain employees and non-employees. $6,467 recorded as general and administrative expenses, $28 recorded as selling and marketing expenses and $1,274 recorded as research and development expenses. The ordinary shares issued were fully vested as of December 31, 2023.

(c) Shares issued in 2024

On June 1, 2024, the Group granted 1,000,000 restricted shares to three senior managements as compensation cost for awards. The fair value of these restricted shares was $160 based on the closing share price $0.16 at June 1, 2024. These restricted shares will vest over two years with one-half of the shares vesting every year from the grant date.

The share-based compensation expense recorded for restricted shares issued for management were $47 and $80 for the years ended December 31, 2024 and 2025, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management as of December 31, 2025 was approximately $33, which is expected to be recognized over a weighted average period of 0.42 years.

The following table summarizes the restricted shares activity for the year ended December 31, 2024 and 2025:

	Number of shares	Weighted average grant date fair value (US$)
Outstanding January 1, 2024	-	-
Granted	1,000,000	0.16
Vested	(291,667)	0.16
Unvested at December 31, 2024	708,333	0.16
Granted	-	-
Vested	(500,000)	0.16
Unvested at December 31, 2025	208,333	0.16

During fiscal 2024, the Group issued 50,000 ordinary shares to a non-employee and $4 recorded as general and administrative expenses. The ordinary shares issued were fully vested as of December 31, 2024. During fiscal 2025, no ordinary shares issued to non-employee.

(d) Shares issued in 2025

During fiscal 2025, the Group issued 16,500,002 ordinary shares to the management. $2,356 recorded as general and administrative expenses. These ordinary shares issued were fully vested as of December 31, 2025.

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

Hong Kong

Borqs HK is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2023, 2024 and 2025. No provision for Borqs HK profits tax has been made in the consolidated financial statements as the entity had losses in the years ended December 31, 2023, 2024 and 2025. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

India

Borqs India is subject to income tax rate of 25.17% for the years ended December 31, 2023, 2024 and 2025. Amounts of $1,078 are included as income tax expense for the years ended December 31, 2023, $147 are included as income tax expense for the years ended December 31, 2024 and $945 are included as income tax expense for the years ended December 31, 2025.

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

BORQS Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2012 and was eligible for a 15% preferential tax rate from 2012 to 2014. In July 2015, BORQS Beijing obtained a new HNTE certificate. BORQS Beijing has successfully renewed the HNTE certificate in December 2021 with effective term of three years until 2023. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the year ended December 31, 2023, BORQS Beijing enjoyed a preferential tax rate of 15% and applied to 25% tax rate for the years ended December 31, 2024 and 2025.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2025, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2025, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Group is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Group will continue to monitor changes in the interpretation or guidance of this law.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

15.	TAXATION (CONTINUED)

(Loss) profit from continuing operations before income taxes consisted of:

	For the years ended December 31,
	2023	2024	2025
	$	$	$
Non-PRC	(25,432)	13,576	13,308
PRC	(4,863)	3,894	(3,597)

	(30,295)	17,470	9,711

Income tax benefit (expense) comprised of:

	For the years ended December 31,
	2023	2024	2025
	$	$	$
Current	2,084	(8)	(5)
Deferred	-	-	-

	2,084	(8)	(5)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2022, 2023 and 2024 applicable to the PRC operations to income tax expense was as follows:

	For the years ended December 31,
	2023	2024	2025
	$	$	$
(Loss) income before income taxes	(30,295)	17,470	9,711

Income tax income computed at the statutory income tax rate at 25%	7,574	(4,367)	(2,428)
Non-deductible expenses	(82)	39
Non-taxation income	17	-	-
Unrecognized tax benefits	1,967	-	-
Preferential rate	(469)	(502)	-
Current and deferred tax rate differences	-	-	-
Foreign rate differences	(42)	118
Change of valuation allowance	(7,567)	4,142	2,423
Prior year provision to return true up	117	-	-
R&D super deduction	569	562	-

Income tax benefit (expense)	2,084	(8)	(5)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

15.	TAXATION (CONTINUED)

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

As of December 31, 2025, the Group had net tax losses from its PRC subsidiaries, as per filed tax returns, of $20,246 which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2025 to 2034 if not utilized. The Group has net tax losses from its HK subsidiary of $45,348, which will not expire.

Unrecognized Tax Benefits

As of December 31, 2022, the Group recognized an accrual of $1,990, in unrecognized tax benefits and its interest of $1,990, which is presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefits and its related interest are primarily related to under-reported intercompany profit. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2024 and 2025, the uncertainties have dismissed due to the tax examination period has expired and the previously recognized tax benefits has been reversed.

A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2023	2024	2025
	$	$	$
Balance at beginning of year	1,990	-	-
Reversal based on tax positions related to prior years	(1,990)	-	-
Additions based on tax positions related to the current year	-	-	-
Foreign currency translation difference	-	-	-

Balance at end of year	-	-	-

In the years ended December 31, 2024 and 2025, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of nil and nil in income tax expense, respectively. As of December 31, 2025, the tax years ended December 31, 2019 through 2024 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

The Organization for Economic Cooperation and Development (“OECD”) published Pillar Two model rules in December 2021, with the effect that a jurisdiction may enact domestic tax laws (“Pillar Two legislation”) to implement the Pillar Two model rules on a globally agreed common approach. Pillar Two legislation applies to a member of a multinational group within the scope of the Pillar Two model rules, which the Group is reasonably expected to fall into. It imposes a top - up tax on profits arising in a jurisdiction whenever the effective tax rate determined by the Pillar Two model rules on a jurisdictional basis is below a minimum rate of 15%. The Group has reviewed its corporate structure in light of the introduction of Pillar Two model rules in various jurisdictions and engaged external tax specialists in assessing its tax exposure. As at December 31 2025, the Group mainly operates in the Mainland of China, in which exposures to Pillar Two income taxes might exist in the future although the legislation is not yet enacted. Besides, certain subsidiaries of the Group are located in jurisdictions including Hong Kong where Pillar Two legislation had been enacted or substantively enacted, but not yet in effect; it is estimated that the Group’s income tax would not be materially different should those legislation had been in effect for the year ended December 31 2025. The Group does not recognize any relevant tax expenses for the year ended December 31 2025.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. As of December 31, 2024 and 2025 the Group’s PRC subsidiaries had appropriated $1,901 and $1,901, respectively, in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2024 and 2025, restricted net assets of the Company’s PRC subsidiaries were $83,072 and $86,172, respectively.

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

On December 30, 2024, the Shanghai No.2 Intermediate People’s Court upheld the arbitration decision from Hong Kong and has approved of the enforcement of the final award in favor of Borqs against KADI. The Company has received partial payment of the award from KADI as of the filing of this Annual Report and is working with PRC counsel on such enforcement and collection of the remainder of the award.

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

In May 2025, the Group entered an agreement with the counter-party to resolve the outstanding matters arising from the previous equity financing and subsequent agreements. To solve the outstanding matters, the Group agreed to pay a settlement payment amount of $5.15 million to Chongqing Youtong. The Group made the full payment of $5.15 million in May 2025, which was recognized as a loss related to contractual obligations and recorded as other expenses for the year ended December 31, 2025. With the payment of this settlement, all obligations and claims between the Group and the Chongqing Youtong were fully settled.

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

18.	FAIR VALUE MEASUREMENTS

As of December 31, 2025, the Group’s financial assets measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Money market fund	1,080	-	-	1,080
Equity securities	3,808	-	-	3,808
Total	4,888	-	-	4,888

Money market fund and equity securities are measured using quoted prices in active market (Level 1 inputs).

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

19.	COMMITMENTS AND CONTINGENCIES

Capital commitments and contingencies

Refer to Note 17(a) for details related to investments with KADI. As of the filing of this annual report, the Group is in negotiation with KADI for a reduced ownership of KADI or a rescission of the acquisition.

20.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Note	2024	2025
		$	$
ASSETS
Current assets
Cash and cash equivalents		1	315
Prepaid expenses and other current assets		25	135
Amount due from related parties		42,791	128,269

Total current assets		42,817	128,719

Non-current assets
Investments in subsidiaries and Consolidated VIEs		(12,308)	(100,114)

Total non-current assets		(12,308)	(100,114)

Total assets		30,509	28,605

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables		13,434	3,729

Total current liabilities		13,434	3,729

Total liabilities		13,434	3,729

Shareholders’ equity
Additional paid-in capital		330,016	332,452
Accumulated deficit		(314,842)	(309,477)
Statutory reserve		1,901	1,901

Total shareholders’ equity		17,075	24,876

Total liabilities and shareholders’ equity		30,509	28,605

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

20.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the years ended December 31,
	2023	2024	2025
	$	$	$
Operating Expenses
General and administrative expenses	(2,045)	(2,325)	(7,318)

Operating loss	(2,045)	(2,325)	(7,318)

Share of (losses) profit of subsidiaries and Consolidated VIEs	(24,876)	19,648	16,034

(Loss) income before income taxes	(26,921)	17,323	8,716
Income tax expense	-	-	-

Net (loss) income	(26,921)	17,323	8,716

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2023	2024	2025
	$	$	$
Net (loss) income	(26,921)	17,323	8,716
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(262)	(244)	409
Other comprehensive income (loss), net of tax of nil:
Comprehensive (loss) income	(27,183)	17,079	9,125
Comprehensive (loss) income attributable to the Company’s ordinary shareholders	(27,201)	17,065	9,113

Condensed statements of cash flows

	For the years ended December 31,
	2023	2024	2025
	$	$	$
Net cash generated from operating activities	-	1	314
Net cash generated from investing activities	-	-	-
Net cash generated from financing activities	-	-	-

Net increase in cash and cash equivalent and restricted cash	-	1	314
Cash and cash equivalent and restricted cash at beginning of the year	-	-	1

Cash and cash equivalent and restricted cash at end of the year	-	1	315

Reconciliation of cash and cash equivalents and restricted cash

Cash and cash equivalents at end of the year	-	1	315
Restricted cash at the end of the year	-	-	-
Total cash and cash equivalents and restricted cash at the end of year	-	1	315

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of $, unless otherwise stated, except for number of shares and per share data)

20.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

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

(b) Intercompany transactions

The Company had the following related party balances as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	$	$
Amount due from (to) related parties
- Borqs HK	23,505	123,949
- Borqs Beijing	(158)	(246)
- Borqs USA	808	2,340
- Borqs International	18,636	-
- Borqs Capital	-	2,226

21.	SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2025, the Group cancelled all the 538,437 shares issued to Samsung and held in Escrow in February 2026.

Except for the subsequent event mentioned above, the Group evaluated all events and transactions from December 31, 2025 up to the report date, there are no material subsequent events that require disclosures in the consolidated financial statements.

Regarding the earnout payments based on the Company’s performance in 2025, the Company and Sasken are still determining the amount due to the Company. As of the filing of this Annual Report, we are still in the process of finalizing the amount with Sasken.

On February 5, 2026 we filed a Form 1120-F tax return with the U.S. Internal Revenue Service (“IRS”) indicating that for our sale of HHE in the year 2024, the amount of $1,794 was withheld from sales proceeds and paid to the IRS to cover taxes payable by the Company for the transaction.  In our filing, we also indicated that the actual tax payable by the Company was $317 and therefore the Company is due a refund of $1,477.  On and around April 25, 2026, the Company received a notice dated March 23, 2026 from the IRS stating that the Company owes the IRS $317 in tax plus penalties and interest totaling $442.  It is the opinion of the Company that the IRS completely ignored the indisputable fact that $1,794 was already paid in May 2024, for which the Company possesses hard evidence of the payment.  The Company will continue to correspond with the IRS via its tax advisors.